As filed with the Securities and Exchange Commission on August 23, 2021
No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PENN VIRGINIA CORPORATION
(Exact name of registrant as specified in its charter)
Virginia (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	23-1184320 (I.R.S. Employer Identification No.)
16285 Park Ten Place, Suite 500
Houston, Texas 77084
(713) 722-6500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Katherine J. Ryan
Vice President, Chief Legal Counsel and Corporate Secretary
Penn Virginia Corporation
16285 Park Ten Place, Suite 500
Houston, Texas 77084
(713) 722-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all communications, including communications sent to agent for service, should be sent to:
Sean T. Wheeler, P.C. Debbie Yee, P.C. Julian Seiguer, P.C. Anne G. Peetz Kirkland & Ellis LLP 609 Main Street, Suite 4700 Houston, Texas 77002 (713) 836-3600	Frank D. Bracken, III Chief Executive Officer Lonestar Resources US Inc. 111 Boland Street, Suite 301 Fort Worth, Texas 76107 (817) 921-1889	T. Mark Kelly Lande A. Spottswood D. Alex Robertson Vinson & Elkins LLP 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the proposed Integrated Mergers contemplated by the Agreement and Plan of Merger dated as of July 10, 2021, described in the proxy statement/consent solicitation statement/prospectus contained herein, have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	5,855,940(1)	N/A	$92,087,532.72(2)	$10,046.75(3)
(1)
Represents the estimated maximum number of shares of common stock, par value $0.01 per share (“Penn Virginia Common Stock”), of Penn Virginia Corporation (“Penn Virginia”) being registered upon completion of the Integrated Mergers (as defined herein) of a wholly-owned subsidiary of Penn Virginia with and into Lonestar Resources US Inc. (“Lonestar”) described in the proxy statement/consent solicitation statement/prospectus contained herein based upon (a)(i) 10,107,081 shares of common stock, par value $0.001 per share (“Lonestar Common Stock”), of Lonestar, issued and outstanding as of August 23, 2021, (ii) 564,917 shares of Lonestar Common Stock potentially issuable in respect of Lonestar restricted stock units (“Lonestar RSUs”) granted under the Lonestar stock incentive plans (assuming performance-based vesting conditions, which will result in a number of Lonestar RSUs vesting equal to the number of Lonestar RSUs granted to the applicable participant on the applicable grant date, and not any greater number) are deemed achieved in full in the case of Lonestar RSUs subject to performance-based vesting conditions, (iii) 254,683 shares of Lonestar Common Stock reserved for the grant of additional awards under the Lonestar stock incentive plans, all of which are anticipated to be granted in the form of Additional Lonestar RSUs (as defined herein) as of immediately prior to the Effective Time (as defined herein), and (iv) Tranche 1 Warrants to purchase 555,555 shares of Lonestar Common Stock, and (b) the Exchange Ratio, as set forth in that certain merger agreement described herein, of 0.51 shares of Penn Virginia Common Stock per share of Lonestar Common Stock.

(2)
Calculated pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, based on the average of the high and low prices of Lonestar Common Stock as reported on the OTCQX Best Market on August 19, 2021 ($8.02 per share), multiplied by the estimated maximum number of shares of Lonestar Common Stock (11,482,236) that may be exchanged or converted for the securities being registered.

(3)
The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act at a rate equal to $109.10 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/consent solicitation statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this proxy statement/consent solicitation statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/consent solicitation statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION, DATED AUGUST 23, 2021
SHARE ISSUANCE PROPOSAL—YOUR VOTE IS VERY IMPORTANT
Dear Shareholders of Penn Virginia Corporation:
On behalf of the board of directors of Penn Virginia Corporation (“Penn Virginia”), we are pleased to enclose the accompanying proxy statement/consent solicitation statement/prospectus relating to the merger of Penn Virginia and Lonestar Resources US Inc. (“Lonestar”). We are requesting that you take certain actions as a Penn Virginia shareholder.
On July 10, 2021, Penn Virginia and Lonestar entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), providing for the merger of Upsilon Merger Sub Inc., a Delaware corporation and a wholly-owned, direct subsidiary of Penn Virginia, with and into Lonestar (the “First Merger”), with Lonestar continuing as the surviving corporation in the First Merger (the “Surviving Corporation”), and, immediately following the First Merger, the merger of the Surviving Corporation with and into Pi Merger Sub LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Penn Virginia (“Merger Sub LLC” and, such merger, the “Second Merger” and, together with the First Merger, collectively, the “Integrated Mergers”), with Merger Sub LLC continuing as the surviving entity in the Second Merger (the “Surviving Company”).
Lonestar stockholders will be entitled to receive, in exchange for each share of Lonestar common stock, par value $0.001 per share (“Lonestar Common Stock”), owned by them immediately prior to the effective time of the First Merger (the “Effective Time”), 0.51 shares of Penn Virginia common stock, par value $0.01 per share (“Penn Virginia Common Stock”), with cash paid in lieu of the issuance of any fractional shares, which we refer to collectively as the merger consideration.
Promptly following the effective time of the Second Merger, Penn Virginia will contribute all of the limited liability company interests in the Surviving Company to Penn Virginia Holdings, LLC, a Delaware limited liability company that is a wholly-owned subsidiary of PV Energy Holdings, L.P., a Delaware limited partnership (“PV Energy Holdings”), in exchange for the issuance of common units representing limited partner interests in PV Energy Holdings in accordance with Section 3.04 of the Amended and Restated Agreement of Limited Partnership of PV Energy Holdings (the “Contribution” and, together with the Integrated Mergers, the Merger Agreement and the transactions contemplated thereby, the “Transactions”).
Penn Virginia will hold a special meeting of its shareholders in connection with the proposed Integrated Mergers (the “Special Meeting”). At the Special Meeting, holders of shares of Penn Virginia Common Stock and holders of shares of Penn Virginia’s Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock” and, the holders of Penn Virginia Common Stock together with the holders of the Series A Preferred Stock, the “Penn Virginia shareholders”), will be asked to vote on proposals to (i) approve, for purposes of complying with Nasdaq Listing Rule 5635(a), the potential issuance of shares of Penn Virginia Common Stock to the holders of Lonestar Common Stock (the “Lonestar stockholders”) in connection with the Integrated Mergers pursuant to the terms of the Merger Agreement (the “Share Issuance Proposal”) and (ii) approve the adjournment of the Special Meeting to solicit additional proxies if there are not sufficient votes cast at the Special Meeting to approve the Share Issuance Proposal (the “Adjournment Proposal”).
Penn Virginia is also asking shareholders to consider and vote on an unrelated proposal to amend and restate Penn Virginia’s Third Amended and Restated Articles of Incorporation (as they shall be further amended and restated, the “A&R Articles of Incorporation”) to: (i) increase the number of shares of authorized capital stock of Penn Virginia to 145,000,000 shares, (ii) rename and reclassify the Company’s existing common stock, par value $0.01 per share, as Class A common stock, par value $0.01 per share, (iii) authorize, as a new class of capital stock of the Company, 30,000,000 shares of Class B common stock, par value of $0.01 per share (“Class B Common Stock”), (iv) remove provisions that are no longer applicable following the exchange of all outstanding shares of Series A Preferred Stock for shares of the newly authorized Class B Common Stock pursuant to an exchange agreement, to be dated on or prior to the effectiveness of the A&R Articles of Incorporation, by and among Penn Virginia and the holders of shares of Series A Preferred Stock, and (v) cancel the designation of the Series A Preferred Stock (collectively, the “Articles of Incorporation Amendment Proposal”). The Articles of Incorporation Amendment Proposal is unrelated to the Integrated Mergers, and approval of the Articles of Incorporation Amendment Proposal is not a condition to the completion of the Integrated Mergers or the approval of the Share Issuance Proposal. A copy of the A&R Articles of Incorporation reflecting the amendments contemplated by the Articles of Incorporation Amendment Proposal is attached as Annex E to the accompanying proxy statement/consent solicitation statement/prospectus.
Holders of Penn Virginia Common Stock and the Series A Preferred Stock will vote together as a single class at the Special Meeting. Holders of Penn Virginia Common Stock are entitled to one vote per share of Penn Virginia Common Stock on all matters to be presented at the Special Meeting. Holders of Series A Preferred Stock are entitled to one vote per each 1/100th of a share of Series A Preferred Stock on all matters submitted to a vote of the holders of Penn Virginia Common Stock.
The approval of the Share Issuance Proposal requires the affirmative vote of a majority of the votes cast on such proposal by Penn Virginia shareholders entitled to vote at the Special Meeting.

The approval of the Adjournment Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of capital stock present in person or represented by proxy at the Special Meeting and entitled to vote thereat.
The approval of the Articles of Incorporation Amendment Proposal requires the affirmative vote of more than 66 2/3% of the total voting power of outstanding shares entitled to vote.
In addition, under the Penn Virginia Bylaws, the Chairman of Penn Virginia has the power to adjourn the Special Meeting for any reason from time to time without notice, other than the announcement of the time and place of the adjourned meeting, provided that a new record date is not set.
Lonestar stockholders collectively holding approximately 80% of the outstanding shares of Lonestar Common Stock (the “Lonestar Supporting Stockholders”) entered into support agreements with Penn Virginia (the “Lonestar Support Agreements”) (the form of which is attached as Annex C to the accompanying proxy statement/consent solicitation statement/prospectus) pursuant to which the Lonestar Supporting Stockholders have agreed, among other things, to vote all shares of Lonestar Common Stock beneficially owned by such stockholders (i) in favor of the adoption of the Merger Agreement, (ii) against any Acquisition Proposal (as defined below) with respect to Lonestar and (iii) against any amendment of Lonestar’s certificate of incorporation or bylaws or other proposal that would delay, impede, frustrate, prevent or nullify the Integrated Mergers or Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of Lonestar. For more information, please see “The Merger Agreement—Lonestar Support Agreements” in the accompanying proxy statement/consent solicitation statement/prospectus.
Certain entities (the “Penn Virginia Supporting Shareholders”) comprised of affiliates of Juniper Capital Advisors, L.P. (together with the Penn Virginia Supporting Shareholders, “Juniper”) collectively holding approximately 60% of the outstanding voting power of the Company’s capital stock, entered into a support agreement with Lonestar (the “Penn Virginia Support Agreement”) (a copy of which is attached as Annex D to the accompanying proxy statement/consent solicitation statement/prospectus) pursuant to which they agreed, among other things, to vote all shares of their Series A Preferred Stock beneficially owned (i) in favor of the Share Issuance Proposal and approval of any other matter that is required to be approved by the shareholders of Penn Virginia in order to effect the Integrated Mergers and (ii) against any proposal made (A) in opposition to the Share Issuance Proposal or (B) in support of an Acquisition Proposal with respect to the Company. The Penn Virginia Supporting Shareholders also agreed that they would not transfer any number of shares of their Series A Preferred Stock that would result in their ownership (when combined with any other shares of Series A Preferred Stock with respect to which Juniper has sole or shared voting power) falling below the number of shares sufficient to approve the Share Issuance Proposal and any other matters required to be approved in order to effect the Integrated Mergers. For more information, please see “The Merger Agreement—Penn Virginia Support Agreement” in the accompanying proxy statement/consent solicitation statement/prospectus. For more information regarding the security ownership of Juniper, please see “Certain Beneficial Owners of Penn Virginia Common Stock” in the accompanying proxy statement/consent solicitation statement/prospectus.
The Special Meeting will be held virtually, conducted via live audio webcast at   , on   , 2021, at   , Central Time. Penn Virginia’s board of directors (the “Penn Virginia Board”) (solely with respect to the Articles of Incorporation Amendment Proposal, other than Edward Geiser, Kevin Cumming, Joshua Schmidt, Temitope Ogunyomi and Tim Gray, who recused themselves from such recommendation) unanimously recommends that Penn Virginia shareholders vote “FOR” the Share Issuance Proposal, “FOR” the Articles of Incorporation Amendment Proposal and “FOR” the Adjournment Proposal.
If the Integrated Mergers are completed, at the Effective Time, each issued and outstanding share of Lonestar Common Stock as of immediately prior to the Effective Time that is eligible to be converted into Penn Virginia Common Stock in accordance with the terms of the Merger Agreement will convert automatically into the right to receive 0.51 shares of Penn Virginia Common Stock (the “Exchange Ratio”), with cash paid in lieu of the issuance of fractional shares, if any. Although the number of shares of Penn Virginia Common Stock that Lonestar stockholders will receive in exchange for their shares of Lonestar Common Stock is fixed, the market value of the merger consideration will fluctuate with the market price of Penn Virginia Common Stock and will not be known at the time Lonestar stockholders execute and return written consents to adopt and approve the Merger Agreement or at the time Penn Virginia shareholders vote to approve the Share Issuance Proposal. Based on the closing price of Penn Virginia Common Stock on the Nasdaq Stock Market LLC (“Nasdaq”) on July 9, 2021, the last trading day before the public announcement of the parties entering into the Merger Agreement, the exchange ratio represented approximately $11.74 in value for each share of Lonestar Common Stock. Based on the closing price of Penn Virginia Common Stock on the Nasdaq on   , 2021, the last practicable trading day before the date of the accompanying proxy statement/consent solicitation statement/prospectus, the exchange ratio represented approximately $   in value for each share of Lonestar Common Stock. Based on the estimated number of shares of Penn Virginia Common Stock and estimated number of shares of Lonestar Common Stock, as well as the outstanding equity awards of the parties, that will be outstanding immediately prior to the consummation of the Integrated Mergers, we estimate that, upon consummation of the Integrated Mergers, Penn Virginia shareholders as of immediately prior to the Integrated Mergers will hold approximately 87%, and

Lonestar stockholders as of immediately prior to the Integrated Mergers will hold approximately 13%, of the issued and outstanding shares of Penn Virginia Common Stock. We urge you to obtain current market quotations for Penn Virginia Common Stock (trading symbol “PVAC”) and Lonestar Common Stock (trading symbol “LONE”).
The obligations of Penn Virginia and Lonestar to complete the Integrated Mergers are subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/consent solicitation statement/prospectus. The accompanying proxy statement/consent solicitation statement/prospectus describes the Special Meeting and the proposals to be considered thereat, the solicitation of Lonestar written consents to approve the Merger Agreement, the Integrated Mergers and the documents and agreements related to the Integrated Mergers. It also contains or references information about Penn Virginia and Lonestar and certain related agreements and matters. Please carefully read the entire accompanying proxy statement/consent solicitation statement/prospectus, including “Risk Factors” beginning on page 25, for a discussion of the risks relating to the proposed Integrated Mergers. You also can obtain information about Penn Virginia and Lonestar from documents that each has filed with the Securities and Exchange Commission (the “SEC”). Please see “Where You Can Find More Information” beginning on page 182 of the accompanying proxy statement/consent solicitation statement/prospectus for how you may obtain such information.
Sincerely,
/s/ Darrin J. Henke
Darrin J. Henke
President and Chief Executive Officer
Penn Virginia Corporation
Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Integrated Mergers described in the accompanying proxy statement/consent solicitation statement/prospectus or determined if the accompanying proxy statement/consent solicitation statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The accompanying proxy statement/consent solicitation statement/prospectus is dated   , 2021 and is first being mailed to Penn Virginia shareholders of record and Lonestar stockholders of record on or about   , 2021.

16285 Park Ten Place, Suite 500
Houston, Texas 77084

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
OF
PENN VIRGINIA CORPORATION
TO BE HELD ON     , 2021
To Our Shareholders:
Notice is hereby given that the Special Meeting of Shareholders of Penn Virginia Corporation (“Penn Virginia” or the “Company”) will be held virtually, conducted via live audio webcast on     , 2021, at     , Central Time (the “Special Meeting”). You will be able to attend the Special Meeting online and submit questions during the Special Meeting by visiting      . You will also be able to vote your shares electronically at the Special Meeting. We believe that, given COVID-19, a virtual shareholder meeting provides greater access to those who may want to attend the Special Meeting.
The Special Meeting is being held to consider and act on the following matters:
1.
to consider and vote on a proposal (the “Share Issuance Proposal”) to approve, for purposes of complying with Nasdaq Listing Rule 5635(a), the potential issuance of shares of Penn Virginia’s common stock, par value $0.01 per share (the “Penn Virginia Common Stock”), pursuant to the Agreement and Plan of Merger, dated as of July 10, 2021 (the “Merger Agreement”), by and between Penn Virginia and Lonestar Resources US Inc. (“Lonestar”), as it may be amended from time to time, a copy of which is attached as Annex A to the accompanying proxy statement/consent solicitation statement/prospectus;

2.
to consider and vote on an unrelated proposal to amend and restate Penn Virginia’s Third Amended and Restated Articles of Incorporation (as they shall be further amended and restated, the “A&R Articles of Incorporation”) to: (i) increase the number of shares of authorized capital stock of Penn Virginia to 145,000,000 shares, (ii) rename and reclassify the Company’s existing common stock, par value $0.01 per share, as Class A common stock, par value $0.01 per share, (iii) authorize, as a new class of capital stock of the Company, 30,000,000 shares of Class B common stock, par value of $0.01 per share (“Class B Common Stock”), (iv) remove provisions that are no longer applicable following the exchange of all outstanding shares of the Company’s Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), for shares of the newly authorized Class B Common Stock pursuant to an exchange agreement, to be dated on or prior to the effectiveness of the A&R Articles of Incorporation, by and among Penn Virginia and the holders of shares of Series A Preferred Stock, and (v) cancel the designation of the Series A Preferred Stock (collectively, the “Articles of Incorporation Amendment Proposal”). The Articles of Incorporation Amendment Proposal is unrelated to the Integrated Mergers, and approval of the Articles of Incorporation Amendment Proposal is not a condition to the completion of the Integrated Mergers or the approval of the Share Issuance Proposal. A copy of the form of the proposed amended and restated A&R Articles of Incorporation reflecting the amendments contemplated by the Articles of Incorporation is attached as Annex E to the accompanying proxy statement/consent solicitation statement/prospectus; and

3.
to consider and vote on a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Share Issuance Proposal (the “Adjournment Proposal”).

Penn Virginia will transact no other business at the Special Meeting or any adjournment or postponement thereof, except such business as may properly be brought before the Special Meeting by or at the direction of the board of directors of Penn Virginia (the “Penn Virginia Board”) in accordance with Penn Virginia’s Sixth Amended and Restated Bylaws (the “Penn Virginia Bylaws”). These items of business are described in the enclosed proxy statement/consent solicitation statement/prospectus. The Penn Virginia Board has designated the close of business on     , 2021 as the record date for the purpose of determining the holders of shares of Penn Virginia Common Stock and the holders of shares of Series A Preferred Stock (such holders, collectively, the “Penn Virginia shareholders”), who are entitled to receive notice of, and to vote at, the Special Meeting and any adjournment or postponement of the Special Meeting, unless a new record date is fixed in connection with any adjournment or postponement of the special meeting. Only Penn Virginia shareholders of record at the close of business on the record date are entitled to notice of, and to vote at, the Special Meeting and at any adjournment or postponement of the Special Meeting.
The Penn Virginia Board has (i) determined that it is in the best interest of Penn Virginia and the Penn Virginia shareholders to enter into the Merger Agreement, (ii) declared entry into the Merger Agreement and the transactions contemplated thereby to be advisable, (iii) authorized and approved Penn Virginia’s execution, delivery and performance of the Merger Agreement in accordance with its terms and Penn Virginia’s consummation of the transactions contemplated thereby, and the issuance of Penn Virginia Common Stock contemplated by the Share Issuance Proposal, (iv) directed that the approval of the Share Issuance Proposal be submitted to the Penn Virginia shareholders to a vote at the Special Meeting and (v) recommended that the Penn Virginia shareholders approve the Share Issuance Proposal at the Special Meeting. The Penn Virginia Board (other than Edward Geiser, Kevin Cumming, Joshua Schmidt, Temitope Ogunyomi and Tim Gray (the “Investor Directors”), who recused themselves from the following actions), in accordance with its good faith business judgment of the best interests the Company, authorized, approved and adopted the A&R Articles of Incorporation and directed that the Articles of Incorporation Amendment Proposal be submitted for adoption and approval by shareholders at the Special Meeting and recommended that the Penn Virginia shareholders approve the Articles of Incorporation Amendment Proposal at the Special Meeting. The Penn Virginia Board (solely with respect to the Articles of Incorporation Amendment Proposal, other than the Investor Directors, who recused themselves from such recommendation) unanimously recommends that the Penn Virginia shareholders vote “FOR” the Share Issuance Proposal, “FOR” the Articles of Incorporation Amendment Proposal and “FOR” the Adjournment Proposal.
Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the Share Issuance Proposal, “FOR” the Articles of Incorporation Amendment Proposal and “FOR” the Adjournment Proposal. Even if you plan to attend the Special Meeting virtually, Penn Virginia requests that you complete, sign, date and return the enclosed proxy card in the accompanying envelope prior to the special meeting to ensure that your shares will be represented and voted at the special meeting if you later decide not to or become unable to attend virtually.
You may also submit a proxy over the Internet using the Internet address on the enclosed proxy card or by telephone using the toll-free number on the enclosed proxy card. If you submit your proxy through the Internet or by telephone, you will be asked to provide the control number from the enclosed proxy card. If you are not a shareholder of record, but instead hold your shares in “street name” through a broker, bank, trust or other nominee, you must provide a proxy executed in your favor from your broker, bank, trust or other nominee in order to be able to vote at the special meeting.
Submitting a proxy will not prevent you from voting virtually at the meeting, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Penn Virginia Common Stock or Series A Preferred Stock may vote virtually at the special meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the special meeting in the manner described in the proxy statement/consent solicitation statement/prospectus.
Please vote as promptly as possible, whether or not you plan to attend the Special Meeting virtually. If your shares are held in the name of a broker, bank, or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank, or other nominee. If you hold your shares in your own name, submit a proxy to vote your shares as promptly as possible by (i) visiting the Internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) submitting your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy will not prevent you from voting virtually, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Penn Virginia Common Stock or Series A Preferred Stock entitled to vote thereon and who is virtually present at the Special Meeting may vote, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Special Meeting in the manner described in the accompanying proxy statement/consent solicitation statement/prospectus.

If you have any questions concerning the Integrated Mergers or the proxy statement/consent solicitation statement/prospectus, would like additional copies or need help voting your shares of Penn Virginia Common Stock or Series A Preferred Stock, please contact Penn Virginia.
By Order of the Board of Directors
/s/ Katherine Ryan
Katherine Ryan
Vice President, Chief Legal Counsel and Corporate Secretary
Houston, Texas
    , 2021

Your vote is very important, regardless of the number of shares of Penn Virginia Common Stock or Series A Preferred Stock you own. The Integrated Mergers cannot be completed unless shareholders of Penn Virginia approve certain proposals related to the Integrated Mergers. Whether or not you plan to attend the Special Meeting virtually, please submit a proxy to vote your shares as promptly as possible to make sure that your shares are represented at the Special Meeting.

LONESTAR RESOURCES US INC.
111 Boland Street, Suite 301
Fort Worth, Texas

NOTICE OF SOLICITATION OF LONESTAR WRITTEN CONSENTS
To the Stockholders of Lonestar Resources US Inc.:
Pursuant to an agreement and plan of merger, dated as of July 10, 2021 (which we refer to as the “Merger Agreement”), by and between Lonestar Resources US Inc. (referred to as “Lonestar”) and Penn Virginia Corporation (which we refer to as “Penn Virginia”), Upsilon Merger Sub Inc., a wholly owned subsidiary of Penn Virginia (referred to as “Merger Sub Inc.”), will merge with and into Lonestar (which we refer to as the “First Merger”), with Lonestar surviving the First Merger. Immediately thereafter, Lonestar will merge with and into Pi Merger Sub LLC (referred to as “Merger Sub LLC”) (which we refer to as the “Second Merger” and together with the First Merger, the “Integrated Mergers”), with Merger Sub LLC surviving the Second Merger.
This proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of the Lonestar board of directors (the “Lonestar Board”) to request that holders of Lonestar common stock as of the record date of     , 2021 (which we refer to as the “Lonestar record date”) execute and return written consents to adopt and approve the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement (which we refer to as the “Lonestar Merger Proposal”). You are also being requested to approve, on a nonbinding, advisory basis, certain compensation that will or may be paid by Lonestar to its named executive officers that is based on or otherwise relates to the Integrated Mergers (which we refer to as the “Lonestar Compensation Proposal”).
This proxy statement/consent solicitation statement/prospectus describes the Integrated Mergers and the actions to be taken in connection with the Integrated Mergers and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex A to this proxy statement/consent solicitation statement/prospectus.
The Lonestar Board has carefully considered the terms of the Merger Agreement and has determined that the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement are in the best interests of, and advisable to, Lonestar and its stockholders.
Please complete, date and sign the written consent furnished with this proxy statement/consent solicitation statement/prospectus and return it promptly to Lonestar by one of the means described in “Lonestar Consent Solicitation.”
On behalf of the Board of Directors of Lonestar,
/s/ Frank D. Bracken, III
Frank D. Bracken, III
Chief Executive Officer

The information in this proxy statement/consent solicitation statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this proxy statement/consent solicitation statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/consent solicitation statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION, DATED AUGUST 23, 2021
ABOUT THIS PROXY STATEMENT/CONSENT SOLICITATION
STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Penn Virginia, constitutes a prospectus of Penn Virginia under Section 5 of the Securities Act of 1933 (as amended, the “Securities Act”) with respect to the shares of Penn Virginia Common Stock to be issued to Lonestar stockholders pursuant to the Merger Agreement. This document also constitutes a proxy statement of Penn Virginia under Section 14(a) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) with respect to the proposals to approve the Penn Virginia Share Issuance Proposal and the Adjournment Proposal. This document also constitutes a consent solicitation statement of Lonestar under Section 14(a) of the Exchange Act with respect to the solicitation of Lonestar stockholders’ written consents to approve the Lonestar Merger Proposal and the Lonestar Compensation Proposal.
You should rely only on the information contained in or incorporated by reference into this proxy statement/consent solicitation statement/prospectus. Penn Virginia and Lonestar have not authorized anyone to provide you with information that is different from that contained in, attached to or incorporated by reference into this proxy statement/consent solicitation statement/prospectus. This proxy statement/consent solicitation statement/prospectus is dated    , 2021 and is first being mailed to Penn Virginia shareholders and Lonestar stockholders on    , 2021. The information contained in this proxy statement/consent solicitation statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference or attached to this proxy statement/consent solicitation statement/prospectus, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/consent solicitation statement/prospectus to Penn Virginia shareholders and Lonestar stockholders nor the issuance by Penn Virginia of shares of Penn Virginia Common Stock pursuant to the Merger Agreement will create any implication to the contrary.
This proxy statement/consent solicitation statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Penn Virginia has supplied all information contained in this proxy statement/consent solicitation statement/prospectus relating to Penn Virginia, and Lonestar has supplied all such information relating to Lonestar. Penn Virginia and Lonestar have both contributed to the information related to the Integrated Mergers contained in this proxy statement/consent solicitation statement/prospectus.
Unless the context otherwise requires, all references in this proxy statement/consent solicitation statement/prospectus to:
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“Adjournment Proposal” refer to the proposal for the Penn Virginia shareholders to approve the adjournment of the Special Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Share Issuance Proposal;

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“Articles of Incorporation Amendment Proposal” refer to the proposal for the Penn Virginia shareholders to approve the amendment and restatement of the Existing Articles of Incorporation to: (i) increase the number of shares of authorized capital stock of Penn Virginia to 145,000,000 shares, (ii) rename and reclassify the Company’s existing common stock, par value $0.01 per share, as Class A Common Stock, (iii) authorize, as a new class of capital stock of the Company, 30,000,000 shares of Class B Common Stock, (iv) remove provisions that are no longer applicable following the exchange of all outstanding shares of Series A Preferred Stock for shares of the newly authorized Class B Common Stock pursuant to the Exchange Agreement and (v) cancel the designation of the Series A Preferred Stock;

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“A&R Articles of Incorporation” refer to the Fourth Amended and Restated Articles of Incorporation, the form of which is attached as Annex E to this proxy statement/consent solicitation statement/prospectus, to be filed with the SCC by Penn Virginia, subject to approval of the Articles of Incorporation Amendment Proposal, in connection with the Recapitalization;

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“Class A Common Stock” refer to the common stock of Penn Virginia, par value $0.01 per share, following its renaming and reclassification as Class A common stock, par value $0.01 per share, pursuant to the A&R Articles of Incorporation in connection with the Recapitalization;

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“Class B Common Stock” refer to the Class B common stock of Penn Virginia, par value $0.01 per share, to be authorized pursuant to the A&R Articles of Incorporation in connection with the Recapitalization;

•	“closing” refer to the closing of the Transactions;
•	“closing date” refer to the date of the Effective Time;
•	“Common Units” refer to common units representing limited partner interests in PV Energy Holdings;
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“Contribution” refer to the contribution by Penn Virginia, promptly following the effective time of the Second Merger, of all of the limited liability company interests in the Surviving Company to Penn Virginia Holdings, LLC, a Delaware limited liability company, in exchange for the issuance of Common Units in PV Energy Holdings, in accordance with Section 3.04 of the Amended and Restated Agreement of Limited Partnership of PV Energy Holdings;

•	“DGCL” refer to the General Corporation Law of the State of Delaware;
•	“Effective Time” refer to the effective time of the First Merger;
•	“Exchange Act” refer to the Securities Exchange Act of 1934, as amended;
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“Exchange Agreement” refer to the exchange agreement, to be dated on or prior to the effective date of the A&R Articles of Incorporation, by and among Penn Virginia and the holders of shares of Series A Preferred Stock, pursuant to which of all outstanding shares of Series A Preferred Stock will be exchanged for shares of the newly authorized Class B Common Stock at a ratio of one share of Class B Common Stock for each 1/100th of a share of Series A Preferred Stock;

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“Exchange Ratio” refer to the ratio of 0.51 shares of Penn Virginia Common Stock per outstanding share of Lonestar Common Stock that will be issued to Lonestar stockholders in connection with the Integrated Mergers;

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“Existing Articles of Incorporation” refer to the Third Amended and Restated Articles of Incorporation of Penn Virginia, as in effect on the date of this proxy statement/consent solicitation statement/prospectus;

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“Existing Penn Virginia Bylaws” refer to the Sixth Amended and Restated Bylaws of Incorporation of Penn Virginia, as in effect on the date of this proxy statement/consent solicitation statement/prospectus;

•	“First Merger” refer to the merger, pursuant to the Merger Agreement, of Merger Sub Inc. with and into Lonestar, with Lonestar continuing as the surviving corporation in the First Merger;
•	“GAAP” refer to accounting principles generally accepted in the United States of America;
•	“Integrated Mergers” refer to the First Merger and the Second Merger, collectively;
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“Investor Directors” refer to the directors from time to time appointed to the Penn Virginia Board pursuant to Juniper’s designation rights under the Existing Articles of Incorporation, currently consisting of Edward Geiser, Kevin Cumming, Joshua Schmidt, Temitope Ogunyomi and Tim Gray;

•	“Lonestar” refer to Lonestar Resources US Inc., a Delaware corporation;
•	“Lonestar Board” refer to the Lonestar board of directors;
•	“Lonestar Common Stock” refer to the common stock of Lonestar, par value $0.001 per share;
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“Lonestar Compensation Proposal” refer to the proposal for Lonestar stockholders to approve, on a nonbinding, advisory basis, certain compensation that will or may be paid by Lonestar to its named executive officers that is based on or otherwise relates to the Integrated Mergers;

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“Lonestar Merger Proposal” refer to the proposal for Lonestar stockholders to adopt and approve the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement;

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“Merger Agreement” refer to the Agreement and Plan of Merger, dated as of July 10, 2021, by and between Penn Virginia and Lonestar, as it may be amended from time to time, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus;

•	“Merger Sub Inc.” refer to Upsilon Merger Sub Inc., a Delaware corporation and a wholly-owned, direct subsidiary of Penn Virginia;
•	“Merger Sub LLC” refer to Pi Merger Sub LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Penn Virginia;
•	“Nasdaq” refer to The Nasdaq Stock Market LLC;
•	“Partnership” or “PV Energy Holdings” refer to PV Energy Holdings, L.P., a Delaware limited partnership of which Penn Virginia is the general partner;
•	“Penn Virginia,” “we,” “us,” “our,” or the “Company,” refer to Penn Virginia Corporation, a Virginia corporation;
•	“Penn Virginia Board” refer to the Penn Virginia board of directors;
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“Penn Virginia Common Stock” refer to (i) the common stock of Penn Virginia, par value $0.01 per share, prior to the consummation of the Recapitalization, and (ii) the Class A common stock of Penn Virginia, par value $0.01 per share, following the consummation of the Recapitalization;

•	“Penn Virginia shareholders” refer to the holders of Penn Virginia Common Stock and the holders of Series A Preferred Stock, collectively;
•	“Preferred Stock” refer to the preferred stock, par value $0.01 per share of Penn Virginia;
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“Recapitalization” refer to Penn Virginia’s proposed recapitalization pursuant to which the existing Series A Preferred Stock in the Company’s “up-C” structure will be replaced with a newly authorized class of capital stock of the Company, Class B Common Stock, such that the holders of Class B Common Stock shall have a voting interest in the Company that is commensurate with such holders’ economic interest in the Partnership;

•	“SCC” refer to the State Corporation Commission of the Commonwealth of Virginia;
•	“SEC” refer to the Securities and Exchange Commission;
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“Second Merger” refer to the merger, pursuant to the Merger Agreement and immediately following the First Merger, of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity in the Second Merger;

•	“Securities Act” refer to the Securities Act of 1933, as amended;
•	“Series A Preferred Stock” refer to Penn Virginia’s Series A Preferred Stock, par value $0.01 per share;
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“Share Issuance Proposal” refer to the proposal for the Penn Virginia shareholders to approve, for purposes of complying with Nasdaq Listing Rule 5635(a), the potential issuance of shares of Penn Virginia Common Stock pursuant to the Merger Agreement;

•	“Special Meeting” refer to the special meeting of Penn Virginia shareholders to be held in connection with the proposed Integrated Mergers;
•	“Surviving Company” refer to Merger Sub LLC following the Second Merger;
•	“Surviving Corporation” refer to Lonestar following the First Merger;
•	“Transactions” refer to the Contribution, the Integrated Mergers, the Merger Agreement and the transactions contemplated thereby, collectively; and
•	“VSCA” refer to the Virginia Stock Corporation Act.

SUMMARY TERM SHEET
This summary term sheet, together with the sections entitled “Questions and Answers” and “Summary,” summarizes certain information contained in this proxy statement/consent solicitation statement/prospectus, but does not contain all of the information that is important to you. You should read carefully this entire proxy statement/consent solicitation statement/prospectus, including the attached Annexes, and the other documents referred to herein, for a more complete understanding of the matters to be considered at the special meeting of Penn Virginia shareholders in connection with the proposed Integrated Mergers (as defined herein) (the “Special Meeting”).
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Penn Virginia Corporation, a Virginia corporation which we refer to as “we,” “us,” “our,” “Penn Virginia” or the “Company,” was incorporated in Virginia in January 1882. Based out of Houston, Texas, the Company is a pure-play independent oil and gas company engaged in the development and production of oil, natural gas liquids (“NGLs”), and natural gas, with operations in the Eagle Ford shale in south Texas. For more information about the Company, please see the section entitled “Summary—The Parties to the Integrated Mergers.”

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Lonestar Resources US Inc., a Delaware Corporation which we refer to as “Lonestar” was incorporated in Delaware on December 16, 2015. For more information about Lonestar, please see the section entitled “Summary—The Parties to the Integrated Mergers.”

•	As of , 2021, the record date for the Special Meeting, there were shares of Penn Virginia Common Stock, and shares of Series A Preferred Stock, issued and outstanding.
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On July 10, 2021, Penn Virginia entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Lonestar. The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth therein, Upsilon Merger Sub Inc., a Delaware corporation and a wholly-owned, direct subsidiary of Penn Virginia (“Merger Sub Inc.”), will merge with and into Lonestar (the “First Merger”), with Lonestar continuing as the surviving corporation in the First Merger (the “Surviving Corporation”), and, immediately following the First Merger, the Surviving Corporation will merge with and into Pi Merger Sub LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Penn Virginia (“Merger Sub LLC” and, such merger, the “Second Merger” and, together with the First Merger, the “Integrated Mergers”), with Merger Sub LLC continuing as the surviving entity in the Second Merger (the “Surviving Company”).

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Subject to the terms and conditions of the Merger Agreement, at the effective time of the First Merger (the “Effective Time”), each share of common stock, $0.001 par value, of Lonestar (“Lonestar Common Stock”) issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive 0.51 (the “Exchange Ratio”) fully paid and nonassessable shares of common stock, $0.01 par value, of Penn Virginia (“Penn Virginia Common Stock”). Cash will be paid in lieu of any fractional shares of Penn Virginia Common Stock that otherwise would have been issued to any Lonestar stockholder in the First Merger. Any shares of Lonestar Common Stock held by Penn Virginia, Merger Sub Inc. or Lonestar immediately prior to the Effective Time will be canceled and retired for no consideration and will cease to exist.

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Promptly following the effective time of the Second Merger, Penn Virginia will contribute all of the limited liability company interests in the Surviving Company to Penn Virginia Holdings, LLC, a Delaware limited liability company that is a wholly-owned subsidiary of PV Energy Holdings, L.P., a Delaware limited partnership (“PV Energy Holdings”), in exchange for the issuance of common units representing limited partner interests in accordance with Section 3.04 of the Amended and Restated Agreement of Limited Partnership of PV Energy Holdings (the “Contribution” and, together with the Integrated Mergers, the Merger Agreement and the transactions contemplated thereby, the “Transactions”).

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It is anticipated that, upon completion of the Integrated Mergers: (i) Penn Virginia’s current shareholders will own approximately 87% of the Company and (ii) Lonestar’s current stockholders will own approximately 13% of the Company, in each case subject to the adjustments set forth in the Merger Agreement.

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The Penn Virginia board of directors (the “Penn Virginia Board”) and the Lonestar board of directors (the “Lonestar Board”) considered various factors in determining whether to approve the Merger Agreement and the Transactions contemplated thereby. For more information about the Penn Virginia Board’s reasons for approving the Merger Agreement and the Transactions, see the section entitled “The Integrated Mergers—Recommendation of the Penn Virginia Board and its Reasons for the Integrated Mergers.” For more information about the Lonestar Board’s reasons for approving the Merger Agreement and the Transactions contemplated thereby, see the section entitled “The Integrated Mergers—Recommendation of the Lonestar Board and its Reasons for the Integrated Mergers.”

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The Merger Agreement may be terminated at any time prior to the consummation of the Transactions upon agreement of the parties thereto, or by the Company or Lonestar in specified circumstances. For more information about the termination rights under the Merger Agreement, please see the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

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The proposed Transactions involve numerous risks. For more information about these risks, please see the section entitled “Risk Factors” beginning on page 25 of this proxy statement/consent solicitation statement/prospectus.

ADDITIONAL INFORMATION
This proxy statement/consent solicitation statement/prospectus incorporates by reference important business and financial information about Penn Virginia from other documents that are not included in or delivered with this proxy statement/consent solicitation statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/consent solicitation statement/prospectus, see “Where You Can Find More Information” beginning on page 182.
You may request copies of this proxy statement/consent solicitation statement/prospectus and any of the documents incorporated by reference herein or other information concerning Penn Virginia or Lonestar, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal executive offices are listed below.
For Penn Virginia Shareholders:	For Lonestar Stockholders:
Penn Virginia Corporation 16285 Park Ten Place, Suite 500 Houston, TX 77084 Attention: Investor Relations Telephone: (713) 722-6500	Lonestar Resources US Inc. 111 Boland Street, Suite 301 Fort Worth, TX 76107 Attention: Investor Relations Telephone: (817) 921-1889
If you would like to request any of the Penn Virginia documents that are incorporated by reference into this proxy statement/consent solicitation statement/prospectus, please do so by     , 2021 in order to receive them before the Special Meeting.
You may also obtain any of the documents incorporated by reference into this proxy statement/consent solicitation statement/prospectus without charge through the SEC’s website at www.sec.gov. In addition, you may obtain copies of documents filed by Penn Virginia with the SEC by accessing Penn Virginia’s website at https://ir.pennvirginia.com. You may also obtain copies of documents filed by Lonestar with the SEC by accessing Lonestar’s website at https://lonestarresources.com/investor-relations.
We are not incorporating the contents of the websites of the SEC, Penn Virginia, Lonestar or any other entity into this proxy statement/consent solicitation statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/consent solicitation statement/prospectus at these websites only for your convenience.
In addition, if you have questions about the Integrated Mergers or this proxy statement/consent solicitation statement/prospectus, would like additional copies of this proxy statement/consent solicitation statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact Penn Virginia at 713-722-6500. You will not be charged for any of these documents that you request.

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QUESTIONS AND ANSWERS
The following questions and answers briefly address some commonly asked questions about the Integrated Mergers, the Merger Agreement, and the other transactions contemplated thereby, the Special Meeting and the solicitation of Lonestar written consents. They may not include all the information that is important to Penn Virginia shareholders and Lonestar stockholders. Penn Virginia shareholders and Lonestar stockholders should carefully read this entire proxy statement/consent solicitation statement/prospectus, including the annexes and the other documents referred to and/or incorporated by reference herein.
QUESTIONS AND ANSWERS ABOUT THE INTEGRATED MERGERS:
Q:	Why am I receiving this proxy statement/consent solicitation statement/prospectus?
A:
This proxy statement/consent solicitation statement/prospectus serves as the proxy statement for the Special Meeting of Penn Virginia, a consent solicitation statement of Lonestar and a prospectus of Penn Virginia.

You are receiving this proxy statement/consent solicitation statement/prospectus because Penn Virginia and Lonestar have agreed to combine in an all-stock merger transaction.
In order to complete the Integrated Mergers, among other things, Lonestar stockholders must execute and return written consents to adopt and approve the Merger Agreement in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and Penn Virginia shareholders must approve the issuance of shares of Penn Virginia Common Stock in connection with the Integrated Mergers.
This proxy statement/consent solicitation statement/prospectus serves as (i) a proxy statement of Penn Virginia through which the Penn Virginia Board is soliciting proxies using this proxy statement/consent solicitation statement/prospectus from its shareholders, (ii) a consent solicitation statement of Lonestar through which the Lonestar Board is soliciting written consent using this proxy statement/consent solicitation statement/prospectus from its stockholders and (iii) a prospectus pursuant to which Penn Virginia will issue shares of Penn Virginia Common Stock as consideration in the Integrated Mergers.
This proxy statement/consent solicitation statement/prospectus, which you should carefully read in its entirety, contains important information about the Special Meeting, the solicitation of Lonestar written consents, the Integrated Mergers and other related matters.
Q:	What will happen in the Integrated Mergers?
A:
At the Effective Time, Merger Sub Inc. will merge with and into Lonestar, with Lonestar surviving the merger as the Surviving Corporation. Immediately following the First Merger, the Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity in the Second Merger. The Merger Agreement governs the terms of the Integrated Mergers and is attached to this proxy statement/consent solicitation statement/prospectus as Annex A. For a more complete discussion of the proposed Integrated Mergers, their effects and the other transactions contemplated by the Merger Agreement, please see “The Integrated Mergers” elsewhere in this proxy statement/consent solicitation statement/prospectus.

Q:	What will Lonestar stockholders receive if the Integrated Mergers are completed?
A:
If the Integrated Mergers are completed, eligible shares of Lonestar Common Stock outstanding at the Effective Time will automatically be converted into the right to receive 0.51 shares of Penn Virginia Common Stock. Each Lonestar stockholder will receive cash in lieu of any fractional share of Penn Virginia Common Stock that such stockholder would otherwise be entitled to receive in the Integrated Mergers.

Because Penn Virginia will issue a fixed number of shares of Penn Virginia Common Stock in exchange for each share of Lonestar Common Stock, the value of the merger consideration that Lonestar stockholders will receive in the Integrated Mergers will depend on the market price of shares of Penn Virginia Common Stock at the Effective Time. The market price of shares of Penn Virginia Common Stock that Lonestar stockholders receive at the Effective Time could be greater than, less than or the same as the market price of shares of Penn Virginia Common Stock on the date of this proxy statement/consent solicitation statement/prospectus. Accordingly, you should obtain current market quotations for Penn Virginia Common

Stock and Lonestar Common Stock before deciding how to vote with respect to the Share Issuance Proposal, or the Lonestar Merger Proposal, as applicable. Penn Virginia Common Stock is traded on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “PVAC.” Lonestar Common Stock is quoted on the OTCQX Best Market under the symbol “LONE.”
For more information regarding the merger consideration to be received by Lonestar stockholders if the Integrated Mergers are completed, please see “The Merger Agreement—Merger Consideration.”
If both the Share Issuance Proposal and the Articles of Incorporation Amendment Proposal are approved by the Penn Virginia shareholders, Penn Virginia will not complete the Recapitalization until after the closing of the Integrated Mergers. Accordingly, the shares to be issued to Lonestar stockholders as consideration pursuant to the Merger Agreement will be shares of the existing Penn Virginia Common Stock. Your rights as a holder of Class A Common Stock shall be substantially identical to your rights as a holder of existing Penn Virginia Common Stock. For more information, please see the section entitled “Penn Virginia Proposal 2—The Articles of Incorporation Amendment Proposal.”
Q:	Who will own Penn Virginia immediately following the Integrated Mergers?
A:
Penn Virginia and Lonestar estimate that upon the completion of the Integrated Mergers, current Penn Virginia shareholders, collectively, will own approximately 87% of the outstanding shares of Penn Virginia Common Stock, and current Lonestar stockholders, collectively, will own approximately 13% of the outstanding Penn Virginia Common Stock.

Q:	Will Lonestar equity-based awards and Lonestar warrants be affected by the Integrated Mergers?
A:	Upon the completion of the Integrated Mergers, outstanding Lonestar equity-based awards will be affected as described below.
Immediately prior to the Effective Time, upon the terms and subject to the conditions of the Merger Agreement, each Lonestar restricted stock unit (each a “Lonestar RSU”) (including each Lonestar RSU subject to performance-based vesting conditions) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will become fully vested at the Effective Time and will be cancelled and converted into a right to receive a number of shares of Penn Virginia Common Stock based on the Exchange Ratio (in addition to any cash received in lieu of fractional shares of Penn Virginia Common Stock), with any applicable performance-based vesting conditions to be treated as having been achieved in full (which will result in a number of Lonestar RSUs vesting equal to the number of Lonestar RSUs granted to the applicable participant on the applicable grant date, and not any greater number).
In addition, at the Effective Time, each outstanding, unexpired and unexercised warrant to purchase Lonestar Common Stock (the “Lonestar warrants”) shall be (i) cancelled and extinguished for no consideration on the closing date of the Integrated Mergers or (ii) in the case of the Tranche 1 Warrants (as defined in the Merger Agreement), acquired by Penn Virginia for a number of shares of Penn Virginia Common Stock equal to the Exchange Ratio, in each case in accordance with the terms of the agreement governing such warrants.
For additional information regarding the Lonestar equity-based awards and Lonestar warrants, please see “The Merger Agreement—Treatment of Lonestar Equity-Based Awards and Lonestar Warrants.”
Q:	What will the composition of the board of directors and management of Penn Virginia be following completion of the Integrated Mergers?
A:
The Penn Virginia Board at the Effective Time will be composed of nine members (each a “Penn Virginia Director” and collectively the “Penn Virginia Directors”). One member of the current Penn Virginia Board will resign and be replaced by one member currently serving on the Lonestar Board, as described below. Prior to the Effective Time, Penn Virginia will take all necessary actions to cause one director currently serving on the Lonestar Board prior to the Effective Time and mutually acceptable to both Penn Virginia and Lonestar (who shall meet the independence standards of the Nasdaq with respect to Penn Virginia) to be appointed to the Penn Virginia Board.

Edward Geiser will continue to serve as Chairman of the Penn Virginia Board, and Darrin Henke will continue to serve as President and CEO of Penn Virginia following the closing of the transaction.

The officers of Merger Sub Inc. prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
The officers of Merger Sub LLC prior to the Second Merger will be the initial officers of the Surviving Company and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
For additional information regarding the Penn Virginia Board and the management of Penn Virginia, Merger Sub Inc. and Merger Sub LLC following the completion of the Integrated Mergers, please see “The Merger Agreement—Board of Directors and Executive Officers After Completion of the Integrated Mergers.”
Q:	What happens if the Integrated Mergers are not completed?
A:
If the Lonestar stockholders do not approve the Merger Agreement or the Penn Virginia shareholders do not approve the Share Issuance Proposal, or if the Integrated Mergers are not completed for any other reason, Lonestar stockholders will not receive any merger consideration for their shares of Lonestar Common Stock in connection with the Integrated Mergers. Instead, Penn Virginia and Lonestar will each remain independent public companies, the Penn Virginia Common Stock will continue to be listed and traded on the Nasdaq, and the Lonestar Common Stock will continue to be quoted on the OTCQX Best Market. If the Merger Agreement is terminated under certain specified circumstances, Penn Virginia may be required to pay Lonestar a termination fee of $6,000,000 (the “Penn Virginia Termination Fee”) and Lonestar may be required to pay Penn Virginia a termination fee of $3,000,000 (the “Lonestar Termination Fee”). Please see “The Merger Agreement—Termination Fee” for a more detailed discussion of the termination fees.

Q:	When are the Integrated Mergers expected to be completed?
A:
Subject to the satisfaction or waiver of the closing conditions described under “The Merger Agreement—Conditions to the Completion of the Integrated Mergers,” the Integrated Mergers are expected to close in calendar year 2021. However, neither Penn Virginia nor Lonestar can predict the actual date on which the Integrated Mergers will be completed, or if the Integrated Mergers will be completed at all, because completion of the Integrated Mergers are subject to conditions and factors outside the control of both companies. Penn Virginia and Lonestar hope to complete the Integrated Mergers as soon as reasonably practicable.

Q:	What are the conditions to completion of the Integrated Mergers?
A:
The Integrated Mergers are subject to a number of conditions to closing as specified in the Merger Agreement. These closing conditions include, among others, (i) the approval of the Lonestar Merger Proposal by the Lonestar stockholders, (ii) the approval of the Share Issuance Proposal by the Penn Virginia shareholders, (iii) that no provision of any applicable law and no order (preliminary or otherwise) is in effect that prohibits the consummation of the Integrated Mergers; (iv) that any waiting period (and any extension of such period) under the Hart Scott Rodino Act (the “HSR Act”) applicable to the transactions contemplated by the Merger Agreement has expired or been terminated; (v) this proxy statement/consent solicitation statement/prospectus is effective under the Securities Act and no stop order suspending the use of this proxy statement/consent solicitation statement/prospectus has been issued by the SEC, nor have proceedings seeking a stop order been initiated or, to the knowledge of Lonestar or Penn Virginia, as the case may be, been threatened by the SEC; and (vi) Penn Virginia has filed with the Nasdaq a subsequent listing application with respect to the shares of Penn Virginia Common Stock being issued pursuant to the Merger Agreement and such shares of Penn Virginia Common Stock have been approved and authorized for listing on the Nasdaq. More information may be found in “The Merger Agreement—Conditions to the Completion of the Integrated Mergers.”

QUESTIONS AND ANSWERS ABOUT THE PENN VIRGINIA SPECIAL MEETING:
Q:	What are Penn Virginia shareholders being asked to vote on?
A:
Penn Virginia is holding a special meeting of its shareholders to vote on the approval of the potential issuance of shares of Penn Virginia Common Stock in connection with the Integrated Mergers (the “Share Issuance Proposal”), pursuant to Section 5635(a) of the Nasdaq Listing Rules. For more information, please see the section entitled “Penn Virginia Proposal 1—The Share Issuance Proposal.”

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Penn Virginia is also asking shareholders to consider and vote on an unrelated proposal to amend and restate Penn Virginia’s Third Amended and Restated Articles of Incorporation (the “Existing Articles of Incorporation”) to: (i) increase the number of shares of authorized capital stock of Penn Virginia to 145,000,000 shares, (ii) rename and reclassify the Company’s existing common stock, par value $0.01 per share, as Class A common stock, par value $0.01 per share (“Class A Common Stock”), (iii) authorize, as a new class of capital stock of the Company, 30,000,000 shares of Class B common stock, par value of $0.01 per share (“Class B Common Stock”), (iv) remove provisions that are no longer applicable following the exchange of all outstanding shares of Series A Preferred Stock for shares of the newly authorized Class B Common Stock pursuant to an exchange agreement, to be dated on or prior to the effective date of the A&R Articles of Incorporation, by and among Penn Virginia and the holders of shares of Series A Preferred Stock (the “Exchange Agreement”), and (v) cancel the designation of the Series A Preferred Stock (collectively, the “Articles of Incorporation Amendment Proposal”). The Articles of Incorporation Amendment Proposal is unrelated to the Integrated Mergers, and approval of the Articles of Incorporation Amendment Proposal is not a condition to the completion of the Integrated Mergers or the approval of the Share Issuance Proposal. For more information, please see the section entitled “Penn Virginia Proposal 2—The Articles of Incorporation Amendment Proposal” and the proposed amended and restated Articles of Incorporation, the form of which is attached hereto as Annex E (the “A&R Articles of Incorporation”).
If necessary, Penn Virginia shareholders will be asked to approve the proposal to adjourn the Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal or to ensure that any supplement or amendment to this proxy statement/consent solicitation statement/prospectus is timely provided to Penn Virginia shareholders (the “Adjournment Proposal” and, together with the Share Issuance Proposal and the Articles of Incorporation Amendment Proposal, the “Proposals”). For more information, please see the section entitled “Penn Virginia Proposal 3—The Adjournment Proposal.”
Your vote is very important, regardless of the number of shares that you own. The approval of the Share Issuance Proposal is a condition to the obligations of Penn Virginia to complete the Integrated Mergers.
Q:	Are any of the Penn Virginia Proposals conditioned on one another?
A:
No. The approval of the Share Issuance Proposal is not conditioned on the approval of the Articles of Incorporation Amendment Proposal, and vice versa. Approval of the Adjournment Proposal is not conditioned on, or a condition to, any other Proposal.

Q:	Why are Penn Virginia shareholders being asked to vote on the Share Issuance Proposal?
A:
Penn Virginia Common Stock is listed for trading on the Nasdaq, which requires us to abide by the listing rules established by the Nasdaq. Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of stock or assets of another company that would result in the issuance, or potential issuance, of shares of common stock (including upon the conversion or exercise of securities into common stock) (a) having voting power equal to or in excess of 20% of the voting power outstanding prior to the issuance of the common stock or securities convertible into or exercisable for common stock or (b) in excess of 20% of the number of shares of common stock outstanding prior to the issuance of the common stock or securities convertible into or exercisable for common stock.

Penn Virginia currently has     shares of Penn Virginia Common Stock outstanding and     shares of Series A Preferred Stock outstanding. Pursuant to the Merger Agreement, Penn Virginia will issue up to     shares of Penn Virginia Common Stock, representing approximately    % of the outstanding shares of Penn Virginia Common Stock prior to such issuance. This would exceed the 20% threshold under Nasdaq Listing Rule 5635(a) described in clause (b) of the above paragraph. Accordingly, Penn Virginia is seeking shareholder approval under Nasdaq Listing Rule 5635(a) in connection with the potential issuance of up to     shares of Penn Virginia Common Stock be issued to Lonestar stockholders pursuant to the Merger Agreement.
Q:	How important is my vote as a Penn Virginia shareholder?
A:	Your vote at the Special Meeting is very important, and you are encouraged to submit a proxy as soon as possible. The Integrated Mergers between Penn Virginia and Lonestar cannot be completed without the approval of the Share Issuance Proposal by the Penn Virginia shareholders.
Q:	What constitutes a quorum, and what vote is required to approve each proposal at the Special Meeting?
A:
A quorum of Penn Virginia’s shareholders is necessary to hold a valid meeting. The presence, in person or by proxy, of a majority in voting power of the outstanding shares entitled to vote at the Special Meeting constitutes a quorum. Abstentions will be counted for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum at the Special Meeting, unless the broker, bank or other nominee has been instructed to vote on at least one of the proposals. The approval of the Share Issuance Proposal requires the affirmative vote of a majority of the votes cast on such proposal by Penn Virginia shareholders entitled to vote at the Special Meeting. The approval of the Adjournment Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of capital stock present in person or represented by proxy at the Special Meeting and entitled to vote thereat. The approval of the Articles of Incorporation Amendment Proposal requires the affirmative vote of more than 66 2/3% of the total voting power of outstanding shares entitled to vote. Abstentions, a shareholder’s failure to vote by proxy or to vote online at the Special Meeting and a broker non-vote are not counted as a vote cast and, therefore, will have no effect on the Share Issuance Proposal. A shareholder’s failure to vote at the Special Meeting and a broker non-vote will have no effect on the Adjournment Proposal. Abstentions will have the effect of a vote “AGAINST” the Adjournment Proposal. Abstentions, a shareholder’s failure to vote by proxy or to vote online at the Special Meeting and a broker non-vote will have the effect of a vote “AGAINST” the Articles of Incorporation Amendment Proposal.

Q:	How do I vote my shares of Penn Virginia Common Stock?
A:
If you were a holder of record of Penn Virginia Common Stock on    , 2021, the record date for the Special Meeting (the “Penn Virginia Record Date”), you may submit your proxy before the special meeting in one of the following ways:

•	Telephone-use the toll-free number shown on your proxy card;
•	Internet-visit the website shown on your proxy card to vote via the Internet; or
•	Mail-complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.
If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to virtually attend the Special Meeting and vote online, obtain a proxy from your broker, bank or nominee.
Q:	Are there any shareholders who have already committed to voting in favor of any of the proposals at the Special Meeting?
A:
Yes. Certain entities (the “Penn Virginia Supporting Shareholders”), comprised of affiliates of Juniper Capital Advisors, L.P. (together with the Penn Virginia Supporting Shareholders, “Juniper”) and collectively holding approximately 60% of the outstanding voting power of the Company’s capital stock, entered into a support agreement with Lonestar (the “Penn Virginia Support Agreement”) (a copy of which is attached as Annex D to this proxy statement/consent solicitation statement/prospectus) pursuant to which they agreed, among other things, to vote all shares of their Series A Preferred Stock beneficially owned (i) in favor of the Share Issuance Proposal and approval of any other matter that is required to be approved by the shareholders of Penn Virginia in order to effect the Integrated Mergers and (ii) against any proposal made (A) in opposition to the Share Issuance Proposal or (B) in support of an Acquisition Proposal (as defined below) with respect to the Company. The Penn Virginia Supporting Shareholders also agreed that they would not transfer any number of shares of their Series A Preferred Stock that would result in their ownership (when combined with any other shares of Series A Preferred Stock with respect to which Juniper has sole or shared voting power) falling below the number of shares sufficient to approve the Share Issuance Proposal and any other matters required to be approved in order to effect the Integrated Mergers. For more information, please see “The Merger Agreement—Penn Virginia Support Agreement.”

Q:	How does the Penn Virginia Board recommend that I vote at the Special Meeting?
A:
The Penn Virginia Board (solely with respect to the Articles of Incorporation Amendment Proposal, other than Edward Geiser, Kevin Cumming, Joshua Schmidt, Temitope Ogunyomi and Tim Gray (the “Investor Directors”), who recused themselves from such recommendation) unanimously makes the following recommendations with respect to each Proposal:

•	“FOR” the Share Issuance Proposal
•	“FOR” the Articles of Incorporation Amendment Proposal
•	“FOR” the Adjournment Proposal
For additional information regarding the recommendation of the Penn Virginia Board, please see “The Integrated Mergers—Recommendation of the Penn Virginia Board and its Reasons for the Integrated Mergers.”
Q:	Who is entitled to vote at the Special Meeting?
A:
The Penn Virginia Record Date is    , 2021. Only holders of record of shares of Penn Virginia Common Stock, or Series A Preferred Stock, at the close of business on    , 2021 will be entitled to vote at the Special Meeting. Holders of Penn Virginia Common Stock and Series A Preferred Stock will vote together as a single class at the Special Meeting. Holders of Penn Virginia Common Stock are entitled to one vote per share of Penn Virginia Common Stock on all matters to be presented at the Special Meeting. Holders of Series A Preferred Stock are entitled to one vote per each 1/100th of a share of Series A Preferred Stock on all matters submitted to a vote of the holders of Penn Virginia Common Stock. Therefore, up to    votes may be cast at the Special Meeting. All shares represented by properly executed and delivered proxies will be voted at the Special Meeting. Please see “Penn Virginia Special Meeting—Voting at the Special Meeting” for instructions on how to vote your shares without attending the Special Meeting.

Q:	What is a proxy?
A:
A stockholder’s legal designation of another person to vote shares of such stockholder’s common stock at a special or annual meeting is referred to as a proxy. The document used to designate a proxy to vote your shares of common stock is called a proxy card.

Q:	How many votes do I have for the Special Meeting?
A:
Each Penn Virginia shareholder is entitled to one vote for each share of Penn Virginia Common Stock held of record as of the close of business on the Penn Virginia Record Date for each proposal. Each holder of Series A Preferred Stock is entitled to one vote per each 1/100th of a share of Series A Preferred Stock on all matters submitted to a vote of the holders of Penn Virginia Common Stock. As of the close of business on the Penn Virginia Record Date, there were     outstanding shares of Penn Virginia Common Stock and     outstanding shares of Series A Preferred Stock.

Q:	What will happen to my shares of Penn Virginia Common Stock?
A:
Following the completion of the Integrated Mergers, you will continue to own the same shares of Penn Virginia Common Stock that you owned prior to the Effective Time. As a result of the Share Issuance Proposal, however, the overall ownership percentage of current Penn Virginia shareholders in the combined company will be diluted.

In addition, if the Articles of Incorporation Amendment Proposal is approved, Penn Virginia will amend and restate the Existing Articles of Incorporation by filing the A&R Articles of Incorporation with the State Corporation Commission of the Commonwealth of Virginia (the “SCC”) as soon as practicable after the approval. However, if both the Share Issuance Proposal and the Articles of Incorporation Amendment Proposal are approved by the Penn Virginia shareholders, we will not complete the Recapitalization until after the closing of the Integrated Mergers. Upon the effectiveness of the A&R Articles of Incorporation, the existing single class of Penn Virginia Common Stock shall be reclassified and renamed as Class A Common Stock.

Other than the foregoing, your rights as a holder of Class A Common Stock shall be substantially identical to your rights as a holder of existing Penn Virginia Common Stock. For more information, please see the section entitled “Penn Virginia Proposal 2—The Articles of Incorporation Amendment Proposal.”
Q:	What will happen to Penn Virginia’s securities if the Recapitalization is consummated? Will Penn Virginia continue to have securities listed on Nasdaq?
A:
If the Articles of Incorporation Amendment Proposal is approved and the Recapitalization is consummated, Penn Virginia’s Class A Common Stock shall succeed the existing Penn Virginia Common Stock and shall continue to be listed under the symbol “PVAC” on the Nasdaq. Pursuant to the Exchange Agreement, each outstanding 1/100th of a share of Series A Preferred Stock will be exchanged for one share of newly issued Class B Common Stock and the Series A Preferred Stock designation shall be cancelled.

Q:	What will happen to my shares of Series A Preferred Stock?
A:
You will continue to own the same shares of Series A Preferred Stock that you own prior to the Effective Time. If the Articles of Incorporation Amendment Proposal is approved, upon the effectiveness of the A&R Articles of Incorporation, and pursuant to the Exchange Agreement, each 1/100th of a share of Series A Preferred Stock you own will be exchanged for one share of newly issued Class B Common Stock and the Series A Preferred Stock designation shall be cancelled.

The proposed amendment will not affect the rights of current holders of Penn Virginia Common Stock, none of whom have preemptive or similar rights to acquire the newly authorized shares.
Q:	Why is Penn Virginia seeking to increase the number of authorized shares of capital stock in connection with the Recapitalization?
A:
The Company is seeking to amend the Existing Articles of Incorporation so that it can effect the proposed Recapitalization. Due to the current voting rights and the exchange rights being held through the Series A Preferred Stock, the market capitalization of the Company reported by certain third parties does not always include the Penn Virginia Common Stock underlying the Series A Preferred Shares, which can result in misconceptions about the Company’s business and financial condition. In addition, replacing the Series A Preferred Stock with the new Class B Common Stock will align the Company’s organizational structure with a majority of the public companies that employ an “up-C” structure. Thus, the Company believes that the Recapitalization will result in an organizational structure that is more familiar to market participants which in turn will lead to more accurate reporting of the Company’s market capitalization, reflecting both the Class A Common Stock and the Class B Common Stock, and financial condition.

As part of the Articles of Incorporation Amendment Proposal, the Company is proposing to increase the number of authorized shares of capital stock by 30,000,000 shares, the same number of shares of Class B Common Stock to be authorized under the A&R Articles of Incorporation, in order to ensure that Penn Virginia has the same number of shares of Penn Virginia Common Stock available for issuance following the Recapitalization as are currently available.
As of July 30, 2021, there were 15,312,273 shares of Penn Virginia Common Stock and 225,489.98 shares of Series A Preferred Stock issued and outstanding. If all of the outstanding shares of Series A Preferred Stock were exchanged for shares of Penn Virginia Common Stock and all 5,855,940 shares of Penn Virginia Common Stock were issued in connection with the Integrated Mergers, the Company would have 43,717,211 shares of Penn Virginia Common Stock issued and outstanding and 61,930,345 shares (excluding the 967,174 shares reserved for issuance for outstanding equity awards and the 3,385,270 shares reserved for issuance for future equity awards, as of July 30, 2021) available for future issuance. If the A&R Articles of Incorporation did not increase the total number of authorized shares of capital stock and the current 110,000,000 authorized shares of Penn Virginia Common Stock were split between 80,000,000 authorized shares of Class A Common Stock and 30,000,000 authorized shares of Class B Common Stock under the A&R Articles of Incorporation, the Company would only have 31,930,345 shares of Class A Common Stock (excluding the 967,174 shares reserved for issuance for outstanding equity awards and the 3,385,270 shares reserved for issuance for future equity awards) available for future issuance following the Recapitalization and the consummation of the Integrated Mergers. As a result, the Company’s ability to use its equity for capital raising, acquisitions or other strategic purposes, should they arise and be deemed advisable, would be materially reduced following the Recapitalization unless the total number of authorized shares of capital stock are increased in connection with the authorization of 30,000,000 new shares of Class B Common Stock. If the Articles of Incorporation Amendment Proposal is approved by the Penn Virginia shareholders and the Recapitalization and Integrated Mergers are completed, 61,930,345 shares of Class A Common Stock would be issuable by the Company without any further action by the shareholders (excluding the 967,174 shares reserved for issuance for outstanding equity awards and the 3,385,270 shares reserved for issuance for future equity awards, and assuming the 22,548,998 shares of Class B Common Stock issued in the Recapitalization are exchanged for an equivalent number of shares of Class A Common Stock), which is the same number of shares of Penn Virginia Common Stock that would be available for such future issuances if the Recapitalization was not completed.
Accordingly, by increasing the total number of authorized shares of capital stock by the same number of shares of Class B Common Stock to be authorized under the A&R Articles of Incorporation, the Company will have the same number of authorized and unissued shares of Class A Common Stock available for use in connection with potential strategic opportunities, including in connection with potential future financings, acquisitions, employee benefit plans or for other corporate purposes, as the number of authorized but unissued shares of Penn Virginia Common Stock that would be available if the Recapitalization was not completed. In turn, because the Company will have no more shares of Class A Common Stock available for future issuance without further action by the shareholders than the number of shares of Penn Virginia Common Stock currently available for such issuances, the increase in total authorized shares will not have a potential dilutive effect on the existing Penn Virginia shareholders. Additionally, the Class B Common Stock will not have superior voting rights to the Class A Common Stock.
For the foregoing reasons, and as more fully described under the section entitled “Penn Virginia Proposal 2—Articles of Incorporation Amendment Proposal,” the Company believes that increasing the total number of shares of authorized capital stock is a necessary and appropriate component of the proposed Recapitalization in order ensure that both existing shareholder rights and the Company’s current ability to issue additional shares to, among other things, raise additional equity capital, are not adversely affected by the Recapitalization.
Q:	If I am not going to virtually attend the Special Meeting, should I submit my proxy card or voting instruction card instead?
A:
Yes. Whether you plan to virtually attend the Special Meeting or not, please read the enclosed proxy statement carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, or by returning the voting instruction card to your bank, broker or other nominee.

Q:	What is the difference between a shareholder of record and a shareholder who holds Penn Virginia Common Stock in street name?
A:
Shareholders of Record. If your shares of Penn Virginia Common Stock are registered in your name with Penn Virginia’s transfer agent, American Stock Transfer & Trust Company, you are a shareholder of record with respect to those shares and the proxy materials were sent directly to you.

Street Name Holders. If you hold your shares in an account at a bank, broker or other nominee, then you are the beneficial owner of shares held in “street name.” The proxy materials were forwarded to you by your bank, broker or other nominee, who is considered the shareholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your bank, broker or other nominee on how to vote the shares held in your account.
Q:	If my shares of Penn Virginia Common Stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?
A:
Under the rules of the Nasdaq, your bank, broker or other nominee will only be permitted to vote your shares of Penn Virginia Common Stock with respect to “non-routine” matters if you instruct your bank, broker or other nominee how to vote. All of the proposals scheduled for consideration at the Special Meeting are “non-routine” matters. As a result, if you fail to provide voting instructions to your broker, bank or other nominee, your shares will not be counted as present at the Special Meeting for purposes of determining a quorum and will not be voted on any of the proposals. If you provide voting instructions to your broker, bank or other nominee on one or more of the proposals but not on one or more of the other proposals, then your shares will be counted as present for the purposes of determining a quorum but will not be voted on any proposal for which you fail to provide instructions. To make sure that your shares are voted with respect to each of the proposals, you should instruct your bank, broker or other nominee how you wish to vote your shares in accordance with the procedures provided by your bank, broker or other nominee regarding the voting of your shares.
A failure to instruct your bank, broker or other nominee how you wish to vote your shares (i) will not have any effect on the outcome of the Share Issuance Proposal or the Adjournment Proposal and (ii) will have the effect of a vote “AGAINST” the Articles of Incorporation Amendment Proposal.
Q:	What should I do if I receive more than one set of voting materials?
A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	If a shareholder gives a proxy, how are the shares of Penn Virginia Common Stock voted?
A:
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Penn Virginia Common Stock, as applicable, in the way that you indicate. When completing the proxy card or the Internet or telephone processes, you may specify whether your shares of Penn Virginia Common Stock should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q:	How will my shares of Penn Virginia Common Stock be voted if I return a blank proxy?
A:
If you sign, date and return your proxy card and do not indicate how you want your shares of Penn Virginia Common Stock to be voted, then your shares of Penn Virginia Common Stock will be voted “FOR” the Share Issuance Proposal, “FOR” the Articles of Incorporation Amendment Proposal and “FOR” the Adjournment Proposal.

Q:	May I change my vote after I have submitted my executed proxy card?
A:
Yes. You may change your vote by sending a later-dated, signed proxy card to Penn Virginia’s Corporate Secretary at the address listed below so that it is received by Penn Virginia’s secretary prior to the Special Meeting, or by virtually attending the Special Meeting online and voting. You also may revoke your proxy by sending a notice of revocation to Penn Virginia’s Corporate Secretary, which must be received prior to the Special Meeting. Execution or revocation of a proxy will not in any way affect your right to attend the Special Meeting and vote. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

Penn Virginia Corporation
Attn: Corporate Secretary
16285 Park Ten Place, Suite 500
Houston, Texas 77084
For more information, please see “Penn Virginia Special Meeting—Revocation of Proxy.”
Q:	If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?
A:
If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the Special Meeting?
A:
The preliminary voting results for the Special Meeting will be announced at the meeting. In addition, within four business days of the Special Meeting, Penn Virginia intends to file the final voting results of its meeting with the SEC on a Current Report on Form 8-K.

Q:	Do Penn Virginia shareholders have appraisal rights or dissenters’ rights?
A:
No. No dissenters’ or appraisal rights will be available with respect to the Integrated Mergers, the Share Issuance Proposal, the Articles of Incorporation Amendment Proposal or any of the other transactions contemplated by the Merger Agreement.

Q:	As a Penn Virginia shareholder, are there any risks that I should consider in deciding whether to vote for the approval of the Share Issuance Proposal?
A:
Yes. You should read and carefully consider the risk factors set forth in “Risk Factors.” You also should read and carefully consider the risk factors of Penn Virginia and Lonestar contained in the reports of Penn Virginia and Lonestar which are incorporated by reference or attached to this proxy statement/consent solicitation statement/prospectus, as applicable.

Q:	Do any of the officers or directors of Penn Virginia have interests in the Integrated Mergers that may differ from or be in addition to my interests as a Penn Virginia shareholder?
A:
Other than continuing roles as directors or executive officers of Penn Virginia after the Effective Time, as described in further detail under the section entitled “The Merger Agreement—Board of Directors and Executive Officers After Completion of the Integrated Mergers,” and potential interests of the directors of Penn Virginia related to the composition of the Penn Virginia Board following the completion of the Integrated Mergers, as described under the section entitled “The Integrated Mergers—Interests of Penn Virginia’s Directors and Executive Officers in the Integrated Mergers,” the Penn Virginia executive officers and directors do not have any interests in the Integrated Mergers that may be different from, or in addition to, the interests of Penn Virginia shareholders generally.

Q:	What happens if I sell my shares of Penn Virginia Common Stock after the Penn Virginia Record Date but before the Special Meeting?
A:
The Penn Virginia Record Date is earlier than the date of the Special Meeting. If you transfer your shares of Penn Virginia Common Stock after the Penn Virginia Record Date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting.

Q:	Who will solicit and pay the cost of soliciting proxies in connection with the Special Meeting?
A:
The Penn Virginia Board is soliciting your proxy in connection with the Special Meeting, and Penn Virginia will bear the cost of soliciting such proxies, including the costs of printing and mailing this proxy statement/consent solicitation statement/prospectus. Solicitation initially will be made by mail. Forms of proxies and proxy materials may also be distributed through banks, brokers and other nominees to the beneficial owners of shares of Penn Virginia Common Stock, in which case these parties will be reimbursed for their reasonable out-of-pocket expenses. Proxies may also be solicited in person or by telephone, facsimile, electronic mail, or other electronic medium by certain of Penn Virginia’s directors, officers and employees, without additional compensation.

Penn Virginia and Lonestar also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Penn Virginia Common Stock. Penn Virginia’s directors, officers and employees and Lonestar’s directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.
Q:	What should I do now?
A:
You should read this proxy statement/consent solicitation statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope, or you may submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be voted in accordance with your instructions.

Q:	Whom do I call if I have questions about the Special Meeting or the Integrated Mergers?
A:
If you are a Penn Virginia shareholder and have questions about the Special Meeting or the Integrated Mergers, or desire additional copies of this proxy statement/consent solicitation statement/prospectus or additional proxy cards, you may contact:

Penn Virginia Corporation
Attn: Corporate Secretary
16285 Park Ten Place, Suite 500
Houston, Texas 77084
QUESTIONS AND ANSWERS ABOUT THE LONESTAR CONSENT SOLICITATION:
Q:	What approval is required by Lonestar stockholders to approve the Merger Agreement?
A:
The Integrated Mergers cannot be completed unless the Lonestar stockholders execute and return written consents to approve the Lonestar Merger Proposal. Adoption and approval of the Merger Agreement and the transactions contemplated thereby requires the approval of the holders of at least a majority of the outstanding shares of Lonestar Common Stock.

Q:	How do I return my Lonestar written consent?
A:
If you were a holder of record of Lonestar Common Stock (meaning your shares of Lonestar Common Stock are registered in your name with Lonestar’s transfer agent, Computershare, Inc.) on    , 2021, the record date for holders of Lonestar Common Stock being asked to execute written consents, and you wish to return your written consent, please complete, date and sign the written consent furnished with this proxy statement/consent solicitation statement/prospectus and promptly return it to Lonestar by emailing a .pdf copy to Chase Booth, Secretary of Lonestar, at cbooth@lonestarresources.com.

If you hold your shares in an account at a bank, broker or other nominee, please follow the instructions from your bank, broker or other nominee as to how to return your Lonestar written consent.
Lonestar will not be holding a stockholders’ meeting to consider the proposals set forth herein, and therefore you will be unable to vote in person by attending a stockholders’ meeting.
Q:	What is the difference between a stockholder of record and a stockholder who holds Lonestar Common Stock in street name?
A:
Shareholders of Record. If your shares of Lonestar Common Stock are registered in your name with Lonestar’s transfer agent, Computershare, Inc., you are a stockholder of record with respect to those shares and the consent solicitation materials were sent directly to you.

Street Name Holders. If you hold your shares in an account at a bank, broker or other nominee, then you are the beneficial owner of shares held in “street name.” The consent solicitation materials were forwarded to you by your bank, broker or other nominee, who is considered the stockholders of record for purposes of executing the written consent. As a beneficial owner, you have the right to direct your bank, broker or other nominee on how to vote the shares held in your account.
Q:	How does the Lonestar Board recommend that I vote on the Lonestar Merger Proposal and Lonestar Compensation Proposal?
A:	The Lonestar Board recommends that Lonestar stockholders “CONSENT” to each of the Lonestar Merger Proposal and Lonestar Compensation Proposal.
For additional information regarding the recommendation of the Lonestar Board, please see “The Integrated Mergers—Recommendation of the Lonestar Board and its Reasons for the Integrated Mergers.”
Q:	Do Lonestar stockholders have appraisal rights or dissenters’ rights?
A:	No. No dissenters’ or appraisal rights will be available with respect to the transactions contemplated by the Merger Agreement.

Q:	As a Lonestar stockholder, are there any risks that I should consider in deciding whether to vote for the adoption and approval of the Merger Agreement?
A:
Yes. You should read and carefully consider the risk factors set forth in “Risk Factors.” You also should read and carefully consider the risk factors of Penn Virginia and Lonestar contained in the reports of Penn Virginia and Lonestar which are incorporated by reference or attached to this proxy statement/consent solicitation statement/prospectus, as applicable.

Q:	Do any of the officers or directors of Lonestar have interests in the Integrated Mergers that may differ from or be in addition to my interests as a Lonestar stockholder?
A:
Yes. Lonestar’s executive officers and certain non-employee directors may have interests in the Integrated Mergers that may be different from, or in addition to, the interests of Lonestar stockholders generally. The Lonestar Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Lonestar Merger Proposal and the Lonestar Compensation Proposal be adopted and approved by the stockholders of Lonestar. Please see “The Integrated Mergers—Interests of Lonestar’s Directors and Executive Officers in the Integrated Mergers.”

Q:	What are the material U.S. federal income tax consequences of the Integrated Mergers to Lonestar stockholders?
A:
The Integrated Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes, and Penn Virginia and Lonestar intend to report the Integrated Mergers consistent with such qualification. Provided that the Integrated Mergers, taken together, so qualify, a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers”) of shares of Lonestar Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its shares of Lonestar Common Stock for shares of Penn Virginia Common Stock pursuant to the Integrated Mergers, except for any gain or loss that may result from the receipt of cash in lieu of a fractional share of Penn Virginia Common Stock. It is not a condition to Penn Virginia’s obligation or Lonestar’s obligation to complete the Transactions that the Integrated Mergers, taken together, qualify as a “reorganization.” Penn Virginia and Lonestar have not requested, and will not request, any ruling from the Internal Revenue Service (the “IRS”) with respect to the tax treatment of the Integrated Mergers, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein.

For a more detailed discussion of the U.S. federal income tax consequences of the Integrated Mergers, see the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers.” Each Lonestar stockholder is strongly urged to consult with its own tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the Integrated Mergers to it.
Q:	How will I receive the merger consideration to which I am entitled?
A:
If you hold your shares of Lonestar Common Stock through The Depository Trust Company (“DTC”), you will not be required to take any specific actions to exchange your shares of Lonestar Common Stock for shares of Penn Virginia Common Stock. After the completion of the Integrated Mergers, shares of Lonestar Common Stock held through DTC in book-entry form will be automatically exchanged for shares of Penn Virginia Common Stock in book-entry form and an exchange agent (the “Exchange Agent”) selected by the parties will deliver to you a check in the amount of any cash to be paid in lieu of any fractional share of Penn Virginia Common Stock to which you would otherwise be entitled. If you hold your shares of Lonestar Common Stock in certificated form, or in book-entry form but not through DTC, after receiving the proper documentation from you, following the Effective Time, the Exchange Agent will deliver to you the Penn Virginia Common Stock and a check in the amount of any cash in lieu of fractional shares to which you would otherwise be entitled. More information may be found in “The Merger Agreement—Exchange of Shares.”

Q:	Whom do I call if I have questions about the Lonestar Consent Solicitation or the Integrated Mergers?
A:
If you are a Lonestar stockholder and have questions about the Lonestar consent solicitation or the Integrated Mergers, or desire additional copies of this proxy statement/consent solicitation statement/prospectus, you may contact:

Lonestar Resources US Inc.
Attn: Secretary
111 Boland Street, Suite 301
Fort Worth, Texas 76107

SUMMARY
For your convenience, provided below is a brief summary of certain information contained in this proxy statement/consent solicitation statement/prospectus. This summary highlights selected information from this proxy statement/consent solicitation statement/prospectus and does not contain all of the information that may be important to you as a Lonestar stockholder or Penn Virginia shareholder. To understand the Integrated Mergers fully and for a more complete description of the terms of the Integrated Mergers, you should read this entire proxy statement/consent solicitation statement/prospectus carefully, including its annexes and the other documents to which you are referred. Additionally, important information, which you are urged to read, is contained in the documents incorporated by reference into this proxy statement/consent solicitation statement/prospectus. Please see “Where You Can Find More Information” beginning on page 182. Items in this summary include a page reference directing you to a more complete description of those items.
The Parties to the Integrated Mergers (See page 38)
Penn Virginia Corporation
Penn Virginia, whose legal name is Penn Virginia Corporation, was incorporated in Virginia in 1882. Based in Houston, Texas, Penn Virginia is an independent oil and gas company engaged in the exploration, development and production of oil, NGLs and natural gas in the Eagle Ford Shale in south Texas. Shares of Penn Virginia Common Stock are listed and traded on the Nasdaq under the ticker symbol “PVAC.” Penn Virginia has its executive offices located at 16285 Park Ten Place, Suite 500, Houston, Texas 77084, and can be reached by phone at (713) 722-6500.
Lonestar Resources US Inc.
Lonestar, whose legal name is Lonestar Resources US Inc., was incorporated in Delaware in 2015. Based in Fort Worth, Texas, Lonestar is an independent oil and natural gas company focused on the exploration, development and production of unconventional oil, NGLs and natural gas in the Eagle Ford Shale play in south Texas. Shares of Lonestar Common Stock are quoted on the OTCQX Best Marked under the ticker symbol “LONE.” Lonestar has its executive offices located at 111 Boland Street, Suite 301 Fort Worth, Texas 76107, and can be reached by phone at (817) 921-1889.
The Integrated Mergers and the Merger Agreement (See pages 39 and 78)
The terms and conditions of the Integrated Mergers are contained in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the Integrated Mergers.
Pursuant to the Merger Agreement, Merger Sub Inc. will merge with and into Lonestar, with Lonestar continuing as the surviving corporation in the First Merger, and, immediately following the First Merger, the Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity in the Second Merger.
Following the Integrated Mergers, Lonestar Common Stock will cease to be quoted on the OTCQX Best Market, will be deregistered under the Exchange Act and will cease to be publicly traded.
Exchange Ratio (See page 81)
At the Effective Time, each share of Lonestar Common Stock will be converted into the right to receive 0.51 shares of Penn Virginia Common Stock.
The Exchange Ratio is fixed, which means that it will not change between now and the Effective Time, regardless of changes in the market price of Lonestar Common Stock and Penn Virginia Common Stock. No fractional shares of Penn Virginia Common Stock will be issued upon the conversion of shares of Lonestar Common Stock pursuant to the Merger Agreement. Each Lonestar stockholder who otherwise would have been entitled to receive a fraction of a share of Penn Virginia Common Stock will be entitled to receive cash in lieu of such fractional share.

Penn Virginia shareholders will continue to own their existing shares of Penn Virginia Common Stock, and it is expected that Penn Virginia shareholders will own approximately 87% of the Penn Virginia Common Stock and Lonestar stockholders will own approximately 13% of the Penn Virginia Common Stock immediately following the Effective Time.
The Special Meeting (See page 115)
The Special Meeting of Penn Virginia shareholders will be held virtually, conducted via live audio webcast on   , 2021, at    , Central Time. The Special Meeting is being held to consider and vote on the following proposals:
•	to approve the Share Issuance Proposal;
•	to approve the Articles of Incorporation Amendment Proposal; and
•	to approve the Adjournment Proposal.
Only holders of record of shares of Penn Virginia Common Stock, or Series A Preferred Stock, at the close of business on   , 2021 will be entitled to vote at the Special Meeting. All shares represented by properly executed and delivered proxies will be voted at the Special Meeting. On the record date, there were    shares of Penn Virginia Common Stock and    shares of Series A Preferred Stock outstanding and entitled to vote.
Holders of Penn Virginia Common Stock and Series A Preferred Stock will vote together as a single class at the Special Meeting. Holders of Penn Virginia Common Stock are entitled to one vote per share of Penn Virginia Common Stock on all matters to be presented at the Special Meeting. Holders of Series A Preferred Stock are entitled to one vote per each 1/100th of a share of Series A Preferred Stock on all matters submitted to a vote of the holders of Penn Virginia Common Stock. Therefore, up to    votes may be cast at the Special Meeting. All shares represented by properly executed and delivered proxies will be voted at the Special Meeting.
A quorum of Penn Virginia’s shareholders is necessary to hold a valid meeting. The presence, in person or by proxy, of a majority in voting power of the outstanding shares entitled to vote at the Special Meeting constitutes a quorum. Abstentions will be counted for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum at the Special Meeting, unless the broker, bank or other nominee has been instructed to vote on at least one of the proposals.
The approval of the Share Issuance Proposal requires the affirmative vote of a majority of the votes cast on such proposal by Penn Virginia shareholders entitled to vote at the Special Meeting. An abstention, a shareholder’s failure to vote by proxy or to vote at the Special Meeting and a broker non-vote are not counted as a vote cast and, therefore, will have no effect on the Share Issuance Proposal.
The approval of the Adjournment Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of capital stock present in person or represented by proxy at the Special Meeting and entitled to vote thereat. Abstentions will have the effect as a vote “against” the Adjournment Proposal. A shareholder’s failure to vote by proxy or at the Special Meeting and a broker non-vote will have no effect on the Adjournment Proposal.
Approval of the Articles of Incorporation Amendment Proposal requires the affirmative vote of more than 66 2/3% of the total voting power of outstanding shares entitled to vote. An abstention, a shareholder’s failure to vote by proxy or to vote online at the Special Meeting and a broker non-vote will have the same effect of a vote “against” the Articles of Incorporation Amendment Proposal.
The Integrated Mergers are conditioned on, among other things, the approval of the Share Issuance Proposal at the Special Meeting. None of the Proposals are conditioned upon the approval of any of the other Proposals.
It is important for you to note that in the event that the Share Issuance Proposal does not receive the requisite vote for approval at the Special Meeting, including any adjournments or postponements thereof, we will not be able to consummate the Integrated Mergers.
Recommendation of the Penn Virginia Board and its Reasons for the Integrated Mergers (See page 48)
The Penn Virginia Board has determined that the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers, are advisable and fair to, and in the best interests of, Penn Virginia and its shareholders and has adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers. The Penn Virginia Board (solely with respect to the Articles of Incorporation Amendment Proposal, other than the Investor Directors, who recused themselves from such recommendation) unanimously recommends that Penn Virginia shareholders vote “FOR” the Share Issuance Proposal, “FOR” the Articles of Incorporation Amendment Proposal and “FOR” the Adjournment Proposal. For additional information on the factors considered by the Penn Virginia Board in reaching this decision and the recommendation of the Penn Virginia Board, please see “The Integrated Mergers—Recommendation of the Penn Virginia Board and its Reasons for the Integrated Mergers.”
Amended and Restated Articles of Incorporation (See page 120)
Subject to the approval of the Articles of Incorporation Amendment Proposal, Penn Virginia will amend and restate the Existing Articles of Incorporation by filing the A&R Articles of Incorporation with the SCC that will, among other things, (i) increase the number of shares of authorized capital stock of Penn Virginia to 145,000,000 shares, (ii) rename and reclassify the Company’s existing common stock, par value $0.01 per share, as Class A Common Stock, (iii) authorize, as a new class of capital stock of the Company, 30,000,000 shares of Class B Common Stock, (iv) remove provisions that are no longer applicable following the exchange of all outstanding shares of Series A Preferred Stock for shares of the newly authorized Class B Common Stock pursuant to the Exchange Agreement and (v) cancel the designation of the Series A Preferred Stock. The Class B Common Stock will be non-economic voting interests in the Company and each share of Class B Common Stock will entitle the holder thereof to one vote on all matters submitted to a vote of the holders of Common Stock of the Company. The Articles of Incorporation Amendment Proposal is unrelated to the Integrated Mergers, and approval of the Articles of Incorporation Amendment Proposal is not a condition to the completion of the Integrated Mergers or the approval of the Share Issuance Proposal. The A&R Articles of Incorporation will become effective following their filing with the SCC and upon the SCC’s issuance of a certificate of amendment or certificate of restatement, as the case may be, in respect thereof. If both the Share Issuance Proposal and the Articles of Incorporation Amendment Proposal are approved by the Penn Virginia shareholders, we will not seek effectiveness of the A&R Articles of Incorporation, or complete the Recapitalization, until after the closing of the Integrated Mergers. For more information, please see the section entitled “Penn Virginia Proposal 2—The Articles of Incorporation Amendment Proposal” and the proposed A&R Articles of Incorporation, the form of which is attached hereto as Annex E.
Interests of Penn Virginia’s Directors and Executive Officers in the Integrated Mergers (See page 76)
Other than continuing roles as directors or executive officers of Penn Virginia after the Effective Time, as described in further detail under the section entitled “The Merger Agreement—Board of Directors and Executive Officers After Completion of the Integrated Mergers,” and potential interests of the directors of Penn Virginia related to the composition of the Penn Virginia Board following the completion of the Integrated Mergers, as described under the section entitled “The Integrated Mergers—Interests of Penn Virginia’s Directors and Executive Officers in the Integrated Mergers,” the Penn Virginia executive officers and directors do not have any interests in the Integrated Mergers that may be different from, or in addition to, the interests of Penn Virginia shareholders generally.
Penn Virginia shareholders should take these interests into account in deciding whether to vote “FOR” the Share Issuance Proposal.
Lonestar’s Solicitation of Written Consents (See page 100)
Lonestar stockholders are being asked to approve the Lonestar Merger Proposal and the Lonestar Compensation Proposal by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.
Lonestar stockholders may consent to the Lonestar Merger Proposal and the Lonestar Compensation Proposal with respect to their shares of Lonestar Common Stock by , if such shares are held in the stockholder's name on the books of Lonestar's transfer agent, Computershare, Inc., completing and signing the written consent furnished with this proxy statement/consent solicitation statement/prospectus and returning it to Lonestar by the Lonestar Written Consent Deadline (as defined below) by emailing a .pdf copy of the written consent to Chase Booth, Secretary of Lonestar, at cbooth@lonestarresources.com or, if the shares are held in an account at a bank, broker or other nominee, by following the directions of such bank, broker or other nominee.

The delivery of written consents from the Lonestar Supporting Stockholders pursuant to the Lonestar Support Agreements will constitute receipt by Lonestar of the requisite approval to approve the Lonestar Merger Proposal, and a failure of any other Lonestar stockholder to deliver a written consent is not expected to have any effect on the approval of the Lonestar Merger Proposal or the Lonestar Compensation Proposal.
For more information, please see “Lonestar Consent Solicitation.”
Lonestar Support Agreements (See page 114)
Following the execution of the Merger Agreement, the Lonestar Supporting Stockholders entered into the Lonestar Support Agreements (a form of which is attached as Annex C to this proxy statement/consent solicitation statement/prospectus) pursuant to which the Lonestar Supporting Stockholders agreed, among other things, to vote all shares of Lonestar Common Stock beneficially owned by such stockholders (i) in favor of the adoption of the Merger Agreement, (ii) against any Acquisition Proposal with respect to Lonestar and (iii) against any amendment of Lonestar’s certificate of incorporation or bylaws or other proposal that would delay, impede, frustrate, prevent or nullify the Integrated Mergers or Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of Lonestar.
As of   , 2021, the Lonestar Supporting Stockholders held approximately 80% of the outstanding shares of Lonestar Common Stock. As a result, the delivery of Lonestar Stockholder Written Consents by the Lonestar Supporting Stockholders will constitute receipt of the requisite approval to approve the Lonestar Merger Proposal and Lonestar Compensation Proposal.
For additional information, see “The Merger Agreement—Lonestar Support Agreements.”
Penn Virginia Support Agreement (See page 114)
Following the execution of the Merger Agreement, the Penn Virginia Supporting Shareholders, compromised of affiliates of Juniper and collectively holding approximately 60% of the outstanding voting power of the Company’s capital stock, entered into the Penn Virginia Support Agreement (a copy of which is attached as Annex D to this proxy statement/consent solicitation statement/prospectus) pursuant to which they agreed, among other things, to vote all shares of their Series A Preferred Stock beneficially owned by such shareholders (i) in favor of the Share Issuance Proposal and approval of any other matter that is required to be approved by the shareholders of Penn Virginia in order to effect the Integrated Mergers and (ii) against any proposal made (A) in opposition to the Share Issuance Proposal or (B) in support of an Acquisition Proposal with respect to the Company. The Penn Virginia Supporting Shareholders also agreed that they would not transfer any number of shares of its Series A Preferred Stock that would result in their ownership (when combined with any other shares of Series A Preferred Stock with respect to which Juniper has sole or shared voting power) falling below the number of shares sufficient to approve the Share Issuance Proposal and any other matters required to be approved in order to effect the Integrated Mergers.
As of   , 2021, Juniper was the beneficial owner of shares of Series A Preferred Stock representing approximately 60% of the outstanding voting power of Penn Virginia’s capital stock.
For more information, please see “The Merger Agreement—Penn Virginia Support Agreement.” For more information regarding the security ownership of Juniper, please see “Certain Beneficial Owners of Penn Virginia Common Stock.”
Recommendation of the Lonestar Board and its Reasons for the Integrated Mergers (See page 50)
The Lonestar Board has unanimously determined that the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement are in the best interests of, and are advisable to, Lonestar and its stockholders and has unanimously approved and declared advisable the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement. The Lonestar Board unanimously recommends that Lonestar stockholders “CONSENT” to each of the Lonestar Merger Proposal and the Lonestar Compensation Proposal. For additional information on the factors considered by the Lonestar Board in reaching this decision and the recommendation of the Lonestar Board, please see “The Integrated Mergers—Recommendation of the Lonestar Board and its Reasons for the Integrated Mergers.”

Opinion of Lonestar’s Financial Advisor (See page 53)
Lonestar engaged Stephens Inc. (“Stephens”) to provide a fairness opinion in connection with the proposed merger. In connection with this engagement, Stephens delivered a written opinion, dated July 10, 2021, to the Lonestar Board that as of such date and subject to the limitations, assumptions and qualifications stated therein, the merger consideration expected to be received in the transaction is fair from a financial point of view to the holders of Lonestar Common Stock (other than, as applicable, Penn Virginia and its affiliates). The full text of Stephens’ written opinion, dated July 10, 2021, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Stephens, is attached as Annex B to this proxy statement/consent solicitation statement/prospectus and is incorporated into this proxy statement/consent solicitation statement/prospectus by reference. The description of Stephens’ opinion set forth herein is qualified in its entirety by reference to the full text of Stephens’ opinion. Stephens’ opinion was provided for the information of the Lonestar Board (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view and did not address any other terms, aspects or implications of the Integrated Mergers. Stephens expressed no view as to, and its opinion did not address, the underlying business decision of Lonestar to effect or enter into the Integrated Mergers, the relative merits of the Integrated Mergers as compared to any alternative business strategies that might exist for Lonestar or the effect of any other transaction which Lonestar might engage in or consider. Stephens’ opinion is not intended to be and does not constitute a recommendation as to how the Lonestar Board or any securityholder should vote or act on any matters relating to the proposed merger or otherwise.
Interests of Lonestar’s Directors and Executive Officers in the Integrated Mergers (See page 71)
When considering the recommendation of the Lonestar Board that Lonestar stockholders “CONSENT” to the Lonestar Merger Proposal, Lonestar stockholders should be aware that, aside from their interests as Lonestar stockholders, Lonestar’s directors and executive officers have interests in the Integrated Mergers that may be different from, or in addition to, the interests of the Lonestar stockholders generally. These interests include, among others, severance rights and rights to advancement of certain expenses and continuing indemnification and directors’ and officers’ liability insurance, as well as accelerated vesting of outstanding equity-based awards in exchange for a certain number of shares of Penn Virginia Common Stock (in addition to cash in lieu of fractional shares). See “The Integrated Mergers—Interests of Lonestar’s Directors and Executive Officers in the Integrated Mergers” beginning on page 71. The Lonestar Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Integrated Mergers, in approving the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers, and in recommending that Lonestar stockholders “CONSENT” to the Lonestar Merger Proposal and “CONSENT” to the Lonestar Compensation Proposal.
Treatment of Lonestar Equity-Based Awards and Lonestar Warrants in the Integrated Mergers (See page 80)
Immediately prior to the Effective Time, upon the terms and subject to the conditions of the Merger Agreement, each Lonestar RSU (including each Lonestar RSU subject to performance-based vesting conditions) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will become fully vested at the Effective Time and will be cancelled and converted into a right to receive a number of shares of Penn Virginia Common Stock based on the Exchange Ratio (in addition to any cash received in lieu of fractional shares of Penn Virginia Common Stock), with any applicable performance-based vesting conditions to be treated as having been achieved in full (which will result in a number of Lonestar RSUs vesting equal to the number of Lonestar RSUs granted to the applicable participant on the applicable grant date, and not any greater number).
In addition, at the Effective Time, each outstanding, unexpired and unexercised warrant to purchase the Lonestar warrants shall be (i) cancelled and extinguished for no consideration on the closing date of the Integrated Mergers, or (ii) in the case of the Tranche 1 Warrants (as defined in the Merger Agreement), acquired by Penn Virginia for a number of shares of Penn Virginia Common Stock equal to the Exchange Ratio, in each case in accordance with the terms of the agreement governing such warrants.
Treatment of Indebtedness (See page 70)
As of June 30, 2021, Lonestar had $254.6 million outstanding indebtedness under that certain Amended and Restated Credit Agreement, dated as of November 30, 2020, among Lonestar, as parent, Lonestar Resources

America Inc., as borrower, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto (the “Lonestar Credit Agreement”). The Merger Agreement requires Lonestar to deliver to Penn Virginia, prior to or at the closing date of the Integrated Mergers, customary executed payoff letters for the repayment in full of all indebtedness, and terminate all commitments, under, and discharge and release all guarantees and liens existing in connection with the Lonestar Credit Agreement.
For a description of Lonestar’s existing indebtedness, see Lonestar’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 10, 2021, which is attached to this proxy statement/consent solicitation statement/prospectus as Annex I.
On July 27, 2021, Penn Virginia Escrow LLC (“Escrow Issuer”) and Penn Virginia Holdings, LLC (“Holdings”), indirect, wholly owned subsidiaries of Penn Virginia, and certain subsidiaries of Penn Virginia that guarantee indebtedness under its revolving credit facility (the “Guarantors,” and collectively with Escrow Issuer and Holdings, the “Penn Virginia Notes Parties”) entered into a purchase agreement (the “Notes Purchase Agreement”), with BofA Securities, Inc., for itself and on behalf of the several initial purchasers listed therein, relating to the sale by Escrow Issuer of $400 million aggregate principal amount of its 9.250% Senior Notes due 2026 (the “Notes”) that are guaranteed on a senior unsecured basis by the Guarantors (the “Offering”). The Notes were sold at 99.018% of par and the Offering closed on August 10, 2021.
The gross proceeds of the Offering and other funds were deposited in an escrow account pending satisfaction of certain conditions, including the expected consummation of the Integrated Mergers on or prior to November 26, 2021. Upon satisfaction of the escrow release conditions, Holdings will assume the obligations under the Notes and Escrow Issuer will be merged with and into Holdings (with Holdings as the surviving entity). If the escrow release conditions are not satisfied on or before November 26, 2021, or at any time prior to such date the Integrated Mergers have been terminated or Penn Virginia has decided that it will not pursue the consummation of the Integrated Mergers (or determined that the consummation of the Integrated Mergers is not reasonably likely to be satisfied by such date), then the escrowed funds will be applied to the mandatory redemption of the Notes at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
Upon the release of the funds from escrow, Penn Virginia intends to use the net proceeds from the Offering to repay and discharge the long-term debt of Lonestar and to use the remainder, along with cash on hand, to repay in full the outstanding borrowings under its Second Lien Facility (as defined below) and to pay related expenses.
As of June 30, 2021, Penn Virginia had $150.0 million borrowings outstanding under its second lien term loan governed by the credit agreement dated as of September 29, 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Second Lien Facility”).
For a description of Penn Virginia’s existing indebtedness, including the Second Lien Facility, see Penn Virginia’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 4, 2021, which is incorporated by reference into this proxy statement/consent solicitation statement/prospectus.
Certain Beneficial Owners of Lonestar Common Stock (See page 175)
At the close of business on   , 2021, the latest practicable date prior to the date of this proxy statement/consent solicitation statement/prospectus, Lonestar’s directors and executive officers and their affiliates, as a group, beneficially owned and were entitled to vote approximately    shares of Lonestar Common Stock, collectively representing   % of the shares of Lonestar Common Stock outstanding on that date. For more information regarding the security ownership of Lonestar directors and executive officers, please see “Certain Beneficial Owners of Lonestar Common Stock.”
Ownership of Penn Virginia after the Integrated Mergers (See page 78)
As of the date of this proxy statement/consent solicitation statement/prospectus, based on the Exchange Ratio, the number of outstanding shares of Lonestar Common Stock (plus the number of shares underlying outstanding Lonestar RSUs) and the number of outstanding shares of Penn Virginia Common Stock, it is estimated that Penn Virginia shareholders will own approximately 87% and Lonestar stockholders will own approximately 13% of the issued and outstanding shares of Penn Virginia Common Stock immediately following the Effective Time.

Board of Directors and Executive Officers of Penn Virginia Following the Integrated Mergers
(See page 80)
The Penn Virginia Board at the Effective Time will be composed of nine members. One member of the current Penn Virginia Board will resign and be replaced by one member currently serving on the Lonestar Board, as described below. Prior to the Effective Time, Penn Virginia will take all necessary actions to cause one director currently serving on the Lonestar Board prior to the Effective Time and mutually acceptable to both Penn Virginia and Lonestar (who shall meet the independence standards of the Nasdaq with respect to Penn Virginia) to be appointed to the Penn Virginia Board.
Edward Geiser will continue to serve as Chairman of the Penn Virginia Board, and Darrin Henke will continue to serve as President and CEO of Penn Virginia following the closing of the transaction.
The officers of Merger Sub Inc. prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
The officers of Merger Sub LLC prior to the Second Merger will be the initial officers of the Surviving Company and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
For additional information regarding the Penn Virginia Board and the management of Penn Virginia, Merger Sub Inc. and Merger Sub LLC following the completion of the Integrated Mergers, please see “The Merger Agreement—Board of Directors and Executive Officers After Completion of the Integrated Mergers.”
Conditions to the Completion of the Integrated Mergers (See page 108)
Each party’s obligation to effect the Integrated Mergers is subject to the satisfaction at closing, or waiver at or prior to closing, of each of the following conditions:
•	the approval of the Lonestar Merger Proposal by the Lonestar stockholders;
•	the approval of the Share Issuance Proposal by the Penn Virginia shareholders;
•	the absence of any applicable law or order (preliminary or otherwise) prohibiting the consummation of the Integrated Mergers;
•	the expiration or earlier termination of the waiting period (and any extension of such period) under the HSR Act;
•
the registration statement on Form S-4, of which this proxy statement/consent solicitation statement/prospectus forms a part, will have become effective under the Securities Act and no stop order suspending the effectiveness may be in effect; and

•	the Nasdaq having approved the listing of the shares of Penn Virginia Common Stock to be issued in the Integrated Mergers.
In addition, Penn Virginia’s and Merger Sub’s obligation to effect the Integrated Mergers is subject to the satisfaction at closing, or waiver at or prior to closing, of each of the following conditions:
•	the accuracy of the representations and warranties of Lonestar as follows:
•
the representations and warranties of Lonestar regarding organization, the delivery of organizational documents, authority and certain representations regarding capital stock (as set forth in the first sentence of Section 2.1(a), Section 2.2(a), Section 2.2(c), Section 2.4(a) and Section 2.4(c) of the Merger Agreement) shall be true and correct in all respects as of the date of the Merger Agreement and as of the closing date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies;

•	the representations and warranties of Lonestar regarding the absence of certain changes or developments that have had, or would reasonably be expected to have, a material adverse effect as set forth in Section 2.6(b) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and as of the closing date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date); and
•
each other representation and warranty of Lonestar set forth in the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in any individual such representation or warranty) as of the date of the Merger Agreement and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in any individual such representation or warranty) would not reasonably have been expected to have, individually or in the aggregate, a material adverse effect on Lonestar;

•
Lonestar’s performance or compliance in all material respects with all of its covenants, obligations or agreements required to be performed or complied with under the Merger Agreement prior to the Effective Time; and

•	Lonestar having delivered to Penn Virginia a certificate of a duly authorized officer certifying the matters of the immediately preceding bullets.
Lonestar’s obligation to effect the Integrated Mergers is subject to the satisfaction at closing, or waiver at or prior to closing, of each of the following conditions:
•	the accuracy of the representations and warranties of Penn Virginia as follows:
•
the representations and warranties of Penn Virginia regarding organization, the delivery of organizational documents, authority and certain representations regarding capital stock (as set forth in the first sentence of Section 3.1(a), Section 3.2(a) and Section 3.2(c), and Section 3.4(a), Section 3.4(b), Section 3.4(c), Section 3.4(d), Section 3.4(f) and the last sentence of Section 3.4(i) of the Merger Agreement) shall be true and correct in all respects as of the date of the Merger Agreement and as of the closing date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies;

•
the representations and warranties of Penn Virginia as set forth in Section 3.6(b) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and as of the closing date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date); and

•
each other representation and warranty of Penn Virginia set forth in the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in any individual such representation or warranty) as of the date of the Merger Agreement and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in any individual such representation or warranty) would not reasonably have been expected to have, individually or in the aggregate, a material adverse effect on Penn Virginia.

•
Penn Virginia’s performance or compliance in all material respects with all of its covenants, obligations or agreements required to be performed or complied with under the Merger Agreement prior to the Effective Time; and

•	Penn Virginia having delivered to Lonestar a certificate of a duly authorized officer certifying the matters of the immediately preceding bullets.
No Solicitation of Acquisition Proposals by Lonestar (See page 92)
Lonestar has agreed that, except as expressly contemplated by the Merger Agreement, neither it nor any of its subsidiaries will, and Lonestar will use its reasonable best efforts to, and will cause each of its subsidiaries to use its respective reasonable best efforts to, cause their respective representatives not to:

•
directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Lonestar or any of its subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Lonestar;

•
other than clarifying terms of the Acquisition Proposal in accordance with the Merger Agreement, participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Lonestar or any of its subsidiaries or afford access to the properties, books or records of Lonestar or any of its subsidiaries to any person that has made an Acquisition Proposal with respect to Lonestar or to any person in contemplation of making an Acquisition Proposal with respect to Lonestar; or

•
accept an Acquisition Proposal with respect to Lonestar or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding:

•
constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to Lonestar (other than an acceptable confidentiality agreement permitted pursuant to the Merger Agreement); or

•
requiring, intending to cause, or which could reasonably be expected to cause Lonestar to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by the Merger Agreement (each, a “Lonestar Acquisition Agreement”).

Any violation of the preceding restrictions by subsidiaries or representatives of Lonestar who are directors or executive officers of Lonestar, whether or not such representative is so authorized and whether or not such representative is purporting to act on behalf of Lonestar or any of its subsidiaries or otherwise, will be deemed to be a breach of the Merger Agreement by Lonestar.
Notwithstanding anything to the contrary in the Merger Agreement, prior to the earlier of (1) delivery of the Requisite Lonestar Support Agreements or (2) in the event of a Lonestar Stockholder Meeting Election (as defined below) by Penn Virginia, the time the Lonestar Stockholder Approval is obtained, Lonestar and the Lonestar Board, may take any actions described in the immediately preceding second bullet with respect to a third party if (i) after the date of the Merger Agreement and prior to the earlier of (1) delivery of the Requisite Lonestar Support Agreements or (2) in the event of a Lonestar Stockholder Meeting Election by Penn Virginia, the time the Lonestar Stockholder Approval is obtained, Lonestar receives a written Acquisition Proposal with respect to Lonestar from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Lonestar or any of its subsidiaries or any representative of Lonestar or any of its subsidiaries), (ii) Lonestar provides Penn Virginia the notice required by the Merger Agreement with respect to such Acquisition Proposal, (iii) the Lonestar Board determines in good faith (after consultation with Lonestar’s financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a superior proposal with respect to Lonestar and (iv) the Lonestar Board determines in good faith (after consultation with Lonestar’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties; provided that Lonestar will not deliver any information to such third party without first entering into an acceptable confidentiality agreement with such third party.
Notwithstanding the limitations described above, and subject to compliance with certain of Lonestar’s obligations contained in the non-solicitation provisions of the Merger Agreement, if Lonestar receives, following the date of the Merger Agreement and prior to the earlier of (1) delivery of the Requisite Lonestar Support Agreements or (2) in the event of a Lonestar Stockholder Meeting Election by Penn Virginia, the time the Lonestar Stockholder Approval is obtained, an unsolicited bona fide written Acquisition Proposal that did not result from a knowing and intentional breach of the non-solicitation provisions of the Merger Agreement, Lonestar and its representatives may contact the person or any of such person’s representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that Lonestar may inform itself about such Acquisition Proposal.

Nothing described above will prohibit Lonestar or the Lonestar Board from taking and disclosing to the Lonestar shareholders a position with respect to an Acquisition Proposal with respect to Lonestar pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by law.
No Solicitation of Acquisition Proposals by Penn Virginia (See page 93)
Penn Virginia has agreed that, except as expressly contemplated by the Merger Agreement, neither it nor any of its subsidiaries will, and Penn Virginia will use its reasonable best efforts to, and will cause each of its subsidiaries to use its respective reasonable best efforts to, cause their respective representatives not to:
•
directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Penn Virginia or any of its subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Penn Virginia;

•
other than clarifying terms of the Acquisition Proposal in accordance with the Merger Agreement, participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Penn Virginia or any of its subsidiaries or afford access to the properties, books or records of Penn Virginia or any of its subsidiaries to any person that has made an Acquisition Proposal with respect to Penn Virginia or to any person in contemplation of making an Acquisition Proposal with respect to Penn Virginia; or

•
accept an Acquisition Proposal with respect to Penn Virginia or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding:

•
constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to Penn Virginia (other than an acceptable confidentiality agreement permitted pursuant to the Merger Agreement); or

•
requiring, intending to cause, or which could reasonably be expected to cause Penn Virginia to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by the Merger Agreement (each, a “Penn Virginia Acquisition Agreement”).

Any violation of the preceding restrictions by subsidiaries or representatives of Penn Virginia who are directors or executive officers of Penn Virginia, whether or not such representative is so authorized and whether or not such representative is purporting to act on behalf of Penn Virginia or any of its subsidiaries or otherwise, will be deemed to be a breach of the Merger Agreement by Penn Virginia.
Notwithstanding anything to the contrary in the Merger Agreement, prior to obtaining the approval of the Share Issuance Proposal by Penn Virginia’s stockholders, Penn Virginia and the Penn Virginia Board may take any actions described in the immediately preceding second bullet with respect to a third party if (i) after the date of the Merger Agreement, Penn Virginia receives a written Acquisition Proposal with respect to Penn Virginia from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Penn Virginia or any of its subsidiaries or any representative of Penn Virginia or any of its subsidiaries), (ii) Penn Virginia provides Lonestar the notice required by the Merger Agreement with respect to such Acquisition Proposal, (iii) the Penn Virginia Board determines in good faith (after consultation with Penn Virginia’s financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a superior proposal with respect to Penn Virginia and (iv) the Penn Virginia Board determines in good faith (after consultation with Penn Virginia’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties; provided that Penn Virginia will not deliver any information to such third party without first entering into an acceptable confidentiality agreement with such third party.
Notwithstanding the limitations described above, and subject to compliance with certain of Penn Virginia’s obligations contained in the non-solicitation provisions of the Merger Agreement, if Penn Virginia receives, following the date of the Merger Agreement and prior to the Special Meeting, an unsolicited bona fide written Acquisition Proposal that did not result from a knowing and intentional breach of the non-solicitation provisions of the Merger Agreement, Penn Virginia and its representatives may contact the person or any of such person’s representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that Penn Virginia may inform itself about such Acquisition Proposal.
Nothing described above will prohibit Penn Virginia or the Penn Virginia Board from taking and disclosing to the Penn Virginia shareholders a position with respect to an Acquisition Proposal with respect to Penn Virginia pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by law.
No Change of Recommendation by Lonestar (See page 95)
The Merger Agreement provides that neither:
•	the Lonestar Board nor any committee thereof will directly or indirectly:
•
withhold or withdraw (or amend, modify or qualify in a manner adverse to Penn Virginia, Merger Sub Inc. or Merger Sub LLC), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to Penn Virginia, Merger Sub Inc. or Merger Sub LLC), the recommendation that the Lonestar shareholders approve the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement (the “Lonestar Recommendation”); or

•
recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Lonestar (any action described in this bullet being referred to as a “Lonestar Adverse Recommendation Change”); nor

•	Lonestar nor any of its subsidiaries will execute or enter into a Lonestar Acquisition Agreement.
Permitted Change of Recommendation—Superior Proposal
Notwithstanding the provisions of the Merger Agreement described above, at any time prior to obtaining the approval of the Merger Proposal by Lonestar’s stockholders, and subject to Lonestar’s compliance in all material respects at all times with the non-solicitation and stockholder meeting provisions of the Merger Agreement, in response to a superior proposal with respect to Lonestar that was not initiated, solicited, knowingly encouraged or knowingly facilitated by Lonestar or any of the subsidiaries of Lonestar or any of their respective representatives, the Lonestar Board may make a Lonestar Adverse Recommendation Change; provided, however, that Lonestar will not be entitled to exercise its right to make a Lonestar Adverse Recommendation Change in response to a superior proposal with respect to Lonestar (i) until three business days after Lonestar provides written notice to Penn Virginia (a “Lonestar Notice”) advising Penn Virginia that the Lonestar Board or a committee thereof has received a superior proposal, specifying the material terms and conditions of such superior proposal, and identifying the person or group making such superior proposal, (ii) if during such three-business-day period, Penn Virginia proposes any alternative transaction (including any modifications to the terms of the Merger Agreement), unless the Lonestar Board determines in good faith (after consultation with Lonestar’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Lonestar and its stockholders as the superior proposal (it being understood that any change in the financial or other material terms of a superior proposal will require a new Lonestar Notice and a new two-business-day period) and (iii) unless the Lonestar Board, after consultation with outside legal counsel, determines that the failure to make a Lonestar Adverse Recommendation Change would be inconsistent with its fiduciary duties.
Permitted Change of Recommendation—Intervening Event
Notwithstanding the provisions of the Merger Agreement described above, at any time prior to obtaining the approval of the Merger Proposal by Lonestar’s stockholders, and subject to Lonestar’s compliance in all material respects at all times with the non-solicitation and stockholder meeting provisions of the Merger Agreement, in response to a Lonestar Intervening Event (as defined in “The Merger Agreement—No Change of Recommendation—Lonestar”), the Lonestar Board may make a Lonestar Adverse Recommendation Change described in clause (i) of the definition thereof if the Lonestar Board:

•
determines in good faith, after consultation with Lonestar’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Lonestar Adverse Recommendation Change would be inconsistent with its fiduciary duties;

•
determines in good faith that the reasons for making such Lonestar Adverse Recommendation Change are independent of any Acquisition Proposal (whether pending, potential or otherwise) with respect to Lonestar; and

•
provides written notice to Penn Virginia (a “Lonestar Notice of Change”) advising Penn Virginia that the Lonestar Board is contemplating making a Lonestar Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination;

provided, however, that (i) the Lonestar Board may not make such a Lonestar Adverse Recommendation Change until the third business day after receipt by Penn Virginia of the Lonestar Notice of Change and (ii) during such three-business-day period, at the request of Penn Virginia, Lonestar will negotiate in good faith with respect to any changes or modifications to the Merger Agreement which would allow the Lonestar Board not to make such Lonestar Adverse Recommendation Change consistent with its fiduciary duties.
No Change of Recommendation by Penn Virginia (See page 96)
The Merger Agreement provides that neither:
•	the Penn Virginia Board nor any committee thereof will directly or indirectly:
•
withhold or withdraw (or amend, modify or qualify in a manner adverse to Lonestar), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to Lonestar), the recommendation that the Penn Virginia shareholders approve the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement (the “Penn Virginia Recommendation”); or

•
recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Penn Virginia (any action described in this bullet being referred to as a “Penn Virginia Adverse Recommendation Change”); nor

•	Penn Virginia nor any of its subsidiaries will execute or enter into a Penn Virginia Acquisition Agreement.
Permitted Change of Recommendation—Superior Proposal
Notwithstanding the provisions of the Merger Agreement described above, at any time prior to obtaining the approval of the Share Issuance Proposal by Penn Virginia’s stockholders, and subject to Penn Virginia’s compliance in all material respects at all times with the non-solicitation and stockholder meeting provisions of the Merger Agreement, in response to a superior proposal with respect to Penn Virginia that was not initiated, solicited, knowingly encouraged or knowingly facilitated by Penn Virginia or any of the subsidiaries of Penn Virginia or any of their respective representatives, the Penn Virginia Board may make a Penn Virginia Adverse Recommendation Change; provided, however, that Penn Virginia will not be entitled to exercise its right to make a Penn Virginia Adverse Recommendation Change in response to a superior proposal with respect to Penn Virginia (i) until three business days after Penn Virginia provides written notice to Lonestar (a “Penn Virginia Notice”) advising Lonestar that the Penn Virginia Board or a committee thereof has received a superior proposal, specifying the material terms and conditions of such superior proposal, and identifying the person or group making such superior proposal, (ii) if during such three-business-day period, Lonestar proposes any alternative transaction (including any modifications to the terms of the Merger Agreement), unless the Penn Virginia Board determines in good faith (after consultation with Penn Virginia’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Penn Virginia and its stockholders as the superior proposal (it being understood that any change in the financial or other material terms of a superior proposal will require a new Penn Virginia Notice and a new two-business-day period) and (iii) unless the Penn Virginia Board, after consultation with outside legal counsel, determines that the failure to make a Penn Virginia Adverse Recommendation Change would be inconsistent with its fiduciary duties.
Permitted Change of Recommendation—Intervening Event
Notwithstanding the provisions of the Merger Agreement described above, at any time prior to obtaining the approval of the Share Issuance Proposal by Penn Virginia’s stockholders, and subject to Penn Virginia’s compliance in all material respects at all times with the non-solicitation and stockholder meeting provisions of the Merger Agreement, in response to a Penn Virginia Intervening Event (as defined in “The Merger Agreement—No Change of Recommendation—Penn Virginia”), the Penn Virginia Board may make a Penn Virginia Adverse Recommendation Change described in clause (i) of the definition thereof if the Penn Virginia Board:
•
determines in good faith, after consultation with Penn Virginia’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Penn Virginia Adverse Recommendation Change would be inconsistent with its fiduciary duties;

•
determines in good faith that the reasons for making such Penn Virginia Adverse Recommendation Change are independent of any Acquisition Proposal (whether pending, potential or otherwise) with respect to Penn Virginia; and

•
provides written notice to Lonestar (a “Penn Virginia Notice of Change”) advising Lonestar that the Penn Virginia Board is contemplating making a Penn Virginia Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination;

provided, however, that (i) the Penn Virginia Board may not make such a Penn Virginia Adverse Recommendation Change until the third business day after receipt by Lonestar of the Penn Virginia Notice of Change and (ii) during such three-business-day period, at the request of Lonestar, Penn Virginia will negotiate in good faith with respect to any changes or modifications to the Merger Agreement which would allow the Penn Virginia Board not to make such Penn Virginia Adverse Recommendation Change consistent with its fiduciary duties.
Termination of the Merger Agreement (See page 109)
Termination by Mutual Consent
The Merger Agreement may be terminated and the Integrated Mergers abandoned at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the Lonestar stockholders or approval of the Share Issuance Proposal by the Penn Virginia shareholders, by mutual written consent of Penn Virginia and Lonestar.
Termination by Either Penn Virginia or Lonestar
Either party may terminate the Merger Agreement if:
•
the Integrated Mergers have not been consummated on or prior to November 26, 2021 (the “Termination Date”); provided, however, that the right to terminate the Merger Agreement at the Termination Date will not be available to any party whose action or failure to act is the primary cause of the failure of the Integrated Mergers to occur on or before such date and such action or failure to act constitutes a material breach of the Merger Agreement by such party;

•
a court of competent jurisdiction or other governmental entity issues a final and nonappealable order, or takes any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Integrated Mergers; provided, however, the right to terminate the Merger Agreement in respect of any such order or action is not available to any party whose failure to perform any of its obligations pursuant to Section 5.5 of the Merger Agreement resulted in the entry of the order or the taking of such other action;

•
the required approval by the Lonestar Stockholders has not been obtained through the delivery of Lonestar Stockholder Written Consents within three business days of delivery of a notice of effectiveness of the Registration Statement to each Lonestar Supporting Stockholder by Penn Virginia and no Lonestar Stockholder Meeting Election has been made by Penn Virginia or following a Lonestar Stockholder Meeting Election only, the required approval of the Lonestar Stockholders contemplated by the Merger Agreement at the Lonestar Stockholders’ Meeting, as applicable, shall not have been obtained; provided, however, that such right to terminate the Merger Agreement is not available to Lonestar where the failure to obtain the required approval of the Lonestar stockholders is caused by the action or failure to act of Lonestar and such action or failure to act constitutes a material breach by Lonestar of the Merger Agreement; or

•
the required approval of the Share Issuance Proposal at the Special Meeting (or at any adjournment thereof) is not obtained; provided, however, that such right to terminate the Merger Agreement is not available to Penn Virginia where the failure to obtain the required approval of the Penn Virginia shareholders is caused by the action or failure to act of Penn Virginia and such action or failure to act constitutes a material breach by Penn Virginia of the Merger Agreement.

Please see “The Merger Agreement—Conditions to the Completion of the Integrated Mergers” for additional details.
Termination by Penn Virginia
Penn Virginia may terminate the Merger Agreement:
•
at any time prior to the Effective Time, if any of Lonestar’s covenants, representations or warranties contained in the Merger Agreement (other than those set forth in the non-solicitation provisions of the Merger Agreement) are breached or any of Lonestar’s representations and warranties become untrue, such that any of the conditions regarding the accuracy of Lonestar’s representations and warranties or compliance by Lonestar with its covenants in the Merger Agreement is not satisfied, and such breach (i) is incapable of being cured by Lonestar or (ii) will not be cured within 30 days of receipt by Lonestar of written notice of such breach describing in reasonable detail such breach;

•	at any time prior to the approval of the Merger Agreement by the stockholders of Lonestar, if the Lonestar Board or any committee thereof:
•	makes a Lonestar Adverse Recommendation Change;
•
approves or adopts or recommends the approval or adoption of any Acquisition Proposal with respect to Lonestar or the execution of a definitive agreement with respect to an Acquisition Proposal with respect to Lonestar (other than any acceptable confidentiality agreement permitted by the Merger Agreement);

•	does not include the Lonestar Recommendation in the proxy statement/consent solicitation statement/prospectus;
•	resolves, agrees to, publicly proposes to or allows Lonestar to publicly propose to take any of the foregoing actions; or
•
at any time prior to the receipt of the approval of the Merger Agreement by the stockholders of Lonestar, if Lonestar materially breaches the non-solicitation provisions of the Merger Agreement, other than in the case where:

•	such material breach is a result of an isolated action by a person that is a representative of Lonestar;
•	Lonestar uses reasonable best efforts to remedy such material breach; and
•	Penn Virginia is not significantly harmed as a result thereof.

Termination by Lonestar
Lonestar may terminate the Merger Agreement:
•
at any time prior to the Effective Time, if any of Penn Virginia’s covenants, representations or warranties contained in the Merger Agreement (other than those set forth in the non-solicitation provisions of the Merger Agreement) are breached or any of Penn Virginia’s representations and warranties become untrue, such that any of the conditions regarding the accuracy of Penn Virginia’s representations and warranties or compliance by Penn Virginia with its covenants in the Merger Agreement (i) is incapable of being cured by Penn Virginia or (ii) will not be cured within 30 days of receipt by Penn Virginia of written notice of such breach describing in reasonable detail such breach;

•	at any time prior to approval of the Share Issuance Proposal by the stockholders of Penn Virginia, if the Penn Virginia Board or any committee thereof:
•	makes a Penn Virginia Adverse Recommendation Change;
•
approves or adopts or recommends the approval or adoption of any Acquisition Proposal with respect to Penn Virginia or the execution of a definitive agreement with respect to an Acquisition Proposal with respect to Penn Virginia (other than any acceptable confidentiality agreement permitted by the Merger Agreement);

•	does not include the Penn Virginia Recommendation in the proxy statement/consent solicitation statement/prospectus;
•	resolves, agrees to, publicly proposes to or allows Penn Virginia to publicly propose to take any of the foregoing actions; or
•
at any time prior to the receipt of the approval of the Share Issuance Proposal by the stockholders of Penn Virginia, if Penn Virginia materially breaches the non-solicitation provisions of the Merger Agreement, other than in the case where:

•	such material breach is a result of an isolated action by a person that is a representative of Penn Virginia;
•	Penn Virginia uses reasonable best efforts to remedy such material breach; and
•	Lonestar is not significantly harmed as a result thereof.
Termination Fee (See page 112)
Lonestar will be required to pay to Penn Virginia the Lonestar Termination Fee if:
•
the Merger Agreement is terminated by Penn Virginia because Lonestar (i) makes a Lonestar Adverse Recommendation Change or (ii) materially breaches the non-solicitation provisions of the Merger Agreement;

•
(i) prior to the Lonestar Special Meeting, an Acquisition Proposal with respect to Lonestar is publicly proposed or publicly disclosed after the date of the Merger Agreement, (ii) the Merger Agreement is terminated by Penn Virginia or Lonestar because the Integrated Mergers are not consummated by the Termination Date, the Lonestar stockholders do not approve the Merger Agreement or a Lonestar breach of the Merger Agreement and (iii) concurrently with or within nine months after any such termination described in clause (ii), Lonestar or any of its subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Lonestar for at least 50% of the business, assets or equity of Lonestar; or

•
the Merger Agreement is terminated by either party because the Integrated Mergers are not consummated by the Termination Date and at the time of such termination, (i) the Lonestar stockholders have not approved the Merger Agreement and (ii) Penn Virginia would have been permitted to terminate the Merger Agreement because of a Lonestar Adverse Recommendation Change or Lonestar’s material breach of the non-solicitation provisions in the Merger Agreement.

Penn Virginia will be required to pay to Lonestar the Penn Virginia Termination Fee if:
•
the Merger Agreement is terminated by Lonestar because Penn Virginia (i) makes a Penn Virginia Adverse Recommendation Change or (ii) materially breaches the non-solicitation provisions of the Merger Agreement;

•
(i) prior to the Special Meeting, an Acquisition Proposal with respect to Penn Virginia is publicly proposed or publicly disclosed after the date of the Merger Agreement, (ii) the Merger Agreement is terminated by Penn Virginia or Lonestar because the Integrated Mergers are not consummated by the Termination Date, the Penn Virginia shareholders do not approve the Share Issuance Proposal or a Penn Virginia breach of the Merger Agreement and (iii) concurrently with or within nine months after any such termination described in clause (ii), Penn Virginia or any of its subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Penn Virginia for at least 50% of the business, assets or equity of Penn Virginia; or

•
the Merger Agreement is terminated by either party because the Integrated Mergers are not consummated by the Termination Date and at the time of such termination, (i) the Penn Virginia shareholders have not approved the Share Issuance Proposal and (ii) Lonestar would have been permitted to terminate the Merger Agreement because of a Penn Virginia Adverse Recommendation Change or Penn Virginia’s material breach of the non-solicitation provisions in the Merger Agreement.

Accounting Treatment (See page 77)
Penn Virginia and Lonestar prepare their respective financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). The Integrated Mergers will be accounted for using the acquisition method of accounting, with Penn Virginia being treated as the accounting acquirer. In identifying Penn Virginia as the acquiring entity for accounting purposes, Penn Virginia and Lonestar took into account a number of factors as of the date of this proxy statement/consent solicitation statement/prospectus, including which entity is issuing its equity interests, the expectation that following the Effective Time holders of shares of Penn Virginia Common Stock as of immediately prior to the Effective Time will hold, in the aggregate, approximately 87% of the issued and outstanding shares of Penn Virginia Common Stock immediately following the Effective Time, the intended corporate governance structure of Penn Virginia following the Effective Time, the intended senior management of Penn Virginia following the Effective Time and the terms of the share exchange. No single factor was the sole determinant in the overall conclusion that Penn Virginia is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.
Material U.S. Federal Income Tax Consequences of the Integrated Mergers (See page 149)
The Integrated Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes, and Penn Virginia and Lonestar intend to report the Integrated Mergers consistent with such qualification. Provided that the Integrated Mergers, taken together, so qualify, a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers”) of shares of Lonestar Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its shares of Lonestar Common Stock for shares of Penn Virginia Common Stock pursuant to the Integrated Mergers, except for any gain or loss that may result from the receipt of cash in lieu of a fractional share of Penn Virginia Common Stock. It is not a condition to Penn Virginia’s obligation or Lonestar’s obligation to complete the Transactions that the Integrated Mergers, taken together, qualify as a “reorganization.”
Penn Virginia and Lonestar have not requested, and will not request, any ruling from the IRS with respect to the tax treatment of the Integrated Mergers, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein.
For a more detailed discussion of the U.S. federal income tax consequences of the Integrated Mergers, see the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers.” Each Lonestar stockholder is strongly urged to consult with its own tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the Integrated Mergers to it.

Fractional Shares (See page 82)
No fractional shares will be issued in connection with the Integrated Mergers. Instead, a Lonestar stockholder will receive cash for any fractional share of Penn Virginia Common Stock that such stockholder would otherwise receive in the Integrated Mergers.
As promptly as practicable following the Effective Time, the Exchange Agent will (A) determine the number of whole shares of Penn Virginia Common Stock and the number of fractional shares of Penn Virginia Common Stock that each holder of Lonestar Common Stock is entitled to receive in connection with the consummation of the Integrated Mergers and (B) aggregate all such fractional shares of Penn Virginia Common Stock that would, except under certain circumstances, be issued to the holders of Lonestar Common Stock, rounding up to the nearest whole number (the “Penn Virginia Excess Shares”), and the Exchange Agent will, on behalf of former stockholders of Lonestar, sell the Penn Virginia Excess Shares at then-prevailing prices on the Nasdaq, all in the manner described below.
The sale of the Penn Virginia Excess Shares by the Exchange Agent will be executed on the Nasdaq through one or more member firms of the Nasdaq and will be executed in round lots to the extent practicable. The Exchange Agent will use reasonable efforts to complete the sale of the Penn Virginia Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions.
Until the net proceeds of such sale or sales have been distributed to the former holders of Lonestar Common Stock, the Exchange Agent will hold such proceeds in trust for such holders (the “Lonestar Common Stock Trust”). Penn Virginia will pay all commissions and other out-of-pocket transaction costs (other than any transfer or similar taxes imposed on a holder of Lonestar Common Stock), including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Penn Virginia Excess Shares.
The Exchange Agent will determine the portion of the Lonestar Common Stock Trust to which each former holder of Lonestar Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the Lonestar Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Lonestar Common Stock is entitled (after taking into account all shares of Lonestar Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Lonestar Common Stock are entitled.
Comparison of Shareholders’ Rights (See page 156)
Upon the completion of the Integrated Mergers, Lonestar stockholders receiving shares of Penn Virginia Common Stock will become shareholders of Penn Virginia, and their rights will be governed by Virginia law and the governing corporate documents of Penn Virginia in effect at the Effective Time. Lonestar stockholders will have different rights once they become shareholders of Penn Virginia due to differences between the governing corporate documents of Lonestar and Penn Virginia, as further described in “Comparison of Shareholders’ Rights.”
Listing of Penn Virginia Common Stock; Delisting and Deregistration of Lonestar Common Stock (See page 77)
Before completion of the Integrated Mergers, Penn Virginia has agreed to use its reasonable best efforts to cause the shares of Penn Virginia Common Stock to be issued in the Integrated Mergers and reserved for issuance under any equity awards to be approved for listing on the Nasdaq. In addition, the new shares of Penn Virginia Common Stock to be issued to former Lonestar stockholders must be approved for listing on the Nasdaq, subject to official notice of issuance. If the Integrated Mergers are completed, the Lonestar Common Stock will cease to be quoted on the OTCQX Best Market and will be deregistered under the Exchange Act.
Regulatory Matters (See page 77)
Under the HSR Act and the rules promulgated thereunder, the Integrated Mergers cannot be completed until the parties to the Merger Agreement have given notification and furnished information to the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) and until the applicable waiting period (and any extension of such period) has expired or has been terminated. Penn Virginia and Lonestar have determined that no filing is required under the HSR Act with the DOJ or the FTC and as a result this condition has been met.

No Appraisal Rights (See page 77)
No dissenters’ or appraisal rights will be available with respect to the Integrated Mergers, the Share Issuance Proposal, the Articles of Incorporation Amendment Proposal or any of the other transactions contemplated by the Merger Agreement.
Risk Factors (See page 25)
In evaluating the Merger Agreement and the Integrated Mergers, you should carefully read this proxy statement/consent solicitation statement/prospectus and give special consideration to the factors discussed in “Risk Factors.”

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma combined balance sheet data gives effect to the proposed Integrated Mergers as if the Integrated Mergers had occurred on June 30, 2021, while the unaudited pro forma combined statement of operations data for the year ended December 31, 2020 and the six months ended June 30, 2021 is presented as if the Integrated Mergers had occurred on January 1, 2020. These summary unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Integrated Mergers occurred as of the date indicated. In addition, the unaudited pro forma combined financial statements do not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 25. The following summary unaudited pro forma combined financial statements should be read in conjunction with the section titled “Unaudited Pro Forma Combined Financial Statements” beginning on page 132 and the related notes.
	Six Months Ended June 30, 2021	Year Ended December 31, 2020
	($ in millions, except per share amounts)
Pro Forma Combined Statements of Operations Data:
Total revenues	$299,092	$389,495
Net loss attributable to common shareholders	$(40,418)	$(260,116)
Basic and diluted net loss per common share	$(1.91)	$(12.37)
As of June 30, 2021
($ in millions)
Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$52,469
Total assets	$1,448,152
Long-term debt, net	$634,071
Total shareholders’ equity	$224,146
Total equity	$451,997
Total liabilities and shareholders’ equity	$1,448,152

SUMMARY UNAUDITED PRO FORMA COMBINED OIL, NATURAL GAS AND
NGL RESERVE INFORMATION AND PRODUCTION DATA
The following tables present the estimated pro forma combined net proved developed and undeveloped oil, natural gas and NGL reserves prepared as of December 31, 2020. The pro forma reserve information set forth below gives effect to the Integrated Mergers as if the Integrated Mergers had been completed on January 1, 2020. However, the proved reserves presented below represent the respective estimates made as of December 31, 2020 by Penn Virginia and Lonestar while they were separate companies. These estimates have not been updated for changes in development plans or other factors, which have occurred or may occur subsequent to (i) December 31, 2020 or (ii) the Integrated Mergers.
The following summary pro forma reserve information has been prepared for illustrative purposes and is not intended to be a projection of future results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 25. The summary pro forma reserve information should be read in conjunction with the section titled “Unaudited Pro Forma Combined Financial Statements” beginning on page 132 and the related notes included in this proxy statement/consent solicitation statement/prospectus.
	As of December 31, 2020
	Penn Virginia Historical	Lonestar Historical	Pro Forma Combined
Proved Developed and Undeveloped Reserves:
Crude Oil (MBbl)	98,479	39,054	137,533
NGLs (MBbl)	15,598	19,494	35,092
Natural Gas (MMcf)	73,734	124,051	197,785
Total (MBOE)	126,366	79,223	205,589
Proved Developed Reserves:
Crude Oil (MBbl)	36,360	14,489	50,849
NGLs (MBbl)	7,979	7,350	15,329
Natural Gas (MMcf)	37,597	47,088	84,685
Total (MBOE)	50,605	29,687	80,292
Proved Undeveloped Reserves:
Crude Oil (MBbl)	62,119	24,565	86,684
NGLs (MBbl)	7,619	12,144	19,763
Natural Gas (MMcf)	36,137	76,963	113,100
Total (MBOE)	75,761	49,537	125,298
	For the Six Months Ended June 30, 2021
	Penn Virginia Historical	Lonestar Historical	Pro Forma Combined
Production:
Crude Oil (MBbl)	3,300	1,066	4,366
NGLs (MBbl)	450	415	865
Natural Gas (MMcf)	2,156	3,188	5,344
Total (MBOE)	4,109	2,013	6,122
	For the Year Ended December 31, 2020
	Penn Virginia Historical	Lonestar Historical	Pro Forma Combined
Production:
Crude Oil (MBbl)	6,829	2,457	9,286
NGLs (MBbl)	1,165	1,150	2,315
Natural Gas (MMcf)	5,360	8,196	13,566
Total (MBOE)	8,887	4,973	13,860

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
The following table sets forth the closing sale prices per share of Penn Virginia Common Stock and Lonestar Common Stock on the Nasdaq on July 9, 2021, the last trading day prior to the public announcement of the Integrated Mergers, and on     , 2021, the last practicable trading day prior to the mailing of this proxy statement/consent solicitation statement/prospectus. Penn Virginia Common Stock is traded on the Nasdaq under the symbol “PVAC” and Lonestar Common Stock is traded on the OTCQX Best Market under the symbol “LONE.” The high and low trading prices for the Penn Virginia Common Stock on July 9, 2021, the last trading day immediately before the public announcement of the Integrated Mergers, were $23.10 and $21.82, respectively. The high and low trading prices for the Lonestar Common Stock on July 9, 2021, the last trading day immediately before the public announcement of the Integrated Mergers, were $10.00 and $10.00, respectively. The table also shows the estimated implied value of the merger consideration proposed for each share of Lonestar Common Stock as of the same two dates. The implied value for share consideration was calculated by multiplying the closing sales price of a share of Penn Virginia Common Stock on the relevant date by the exchange ratio of 0.51 shares of Penn Virginia Common Stock for each share of Lonestar Common Stock.
	Penn Virginia Common Stock	Lonestar Common Stock	Implied Per Share Value of Share Consideration
July 9, 2021	$23.02	$10.00	$11.74
, 2021	$	$	$
The market prices of Penn Virginia Common Stock and Lonestar Common Stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate prior to the completion of the Integrated Mergers. No assurance can be given concerning the market prices of Penn Virginia Common Stock or Lonestar Common Stock before completion of the Integrated Mergers or of Penn Virginia Common Stock after completion of the Integrated Mergers. Because the Exchange Ratio, which determines the merger consideration, is fixed and will not be adjusted for changes in the market prices of either Penn Virginia Common Stock or Lonestar Common Stock, the market price of Penn Virginia Common Stock (and, therefore, the value of the merger consideration) when received by Lonestar stockholders after the Integrated Mergers are completed could be greater than, less than or the same as shown in the table above. Accordingly, these comparisons may not provide meaningful information to stockholders in determining how to vote with respect to the proposals described in this proxy statement/consent solicitation statement/prospectus. We urge you to obtain current market quotations for Penn Virginia Common Stock and Lonestar Common Stock and to review carefully the other information contained in this proxy statement/consent solicitation statement/prospectus. Please see “Risk Factors—Risks Relating to the Integrated Mergers—Because the market price of Penn Virginia Common Stock will fluctuate, Lonestar stockholders cannot be sure of the value of the shares of Penn Virginia Common Stock they will receive in the Integrated Mergers. In addition, because the Exchange Ratio is fixed, the number of shares of Penn Virginia Common Stock to be received by Lonestar stockholders in the Integrated Mergers will not change between now and the time the Integrated Mergers are completed to reflect changes in the trading prices of Penn Virginia Common Stock or Lonestar Common Stock.”
For more information on the market for Penn Virginia’s or Lonestar’s common equity, related stockholder matters and issuer purchases of equity securities, see Part II, Item 5 “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” of Penn Virginia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which is incorporated by reference into this proxy statement/consent solicitation statement/prospectus, or Lonestar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which is attached to this proxy statement/consent solicitation statement/prospectus as Annex F.
Dividend Information
Penn Virginia has not paid nor does it currently have plans to pay any cash dividends on Penn Virginia Common Stock in the foreseeable future. In addition, certain of Penn Virginia’s debt instruments place restrictions on its ability to pay cash dividends.
Lonestar has not paid nor does it currently have plans to pay any cash dividends in the foreseeable future. The terms of the Merger Agreement limit the ability of Lonestar to declare or pay dividends prior to the completion of the Integrated Mergers. In addition, certain of Lonestar’s debt instruments place restrictions on its ability to pay cash dividends.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements and information in this proxy statement/consent solicitation statement/prospectus may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, (1) Penn Virginia’s future production and capital expenditures, its ability to maintain low cost structure, the impact of Gulf Coast pricing, the benefits of its hedge positions and resumption of the drilling program, and its ability to manage leverage and operate within cash flow, and (2) statements regarding the proposed Integrated Mergers with Lonestar described herein and as adjusted descriptions of the combined company and its operations, integration, debt levels, acreage, well performance, development plans, per unit costs, ability to maintain production within cash flow, production, cash flows, synergies, type curves, opportunities and anticipated future performance. Information adjusted for the proposed Integrated Mergers should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this proxy statement/consent solicitation statement/prospectus. These include the possibility that shareholders of Penn Virginia may not approve the issuance of new shares of Penn Virginia Common Stock in the proposed Integrated Mergers or that stockholders of Lonestar may not approve the Merger Agreement; the risk that a condition to closing of the proposed Integrated Mergers may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the proposed Integrated Mergers might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed Integrated Mergers; the parties do not receive regulatory approval of the proposed Integrated Mergers; the risk that changes in Penn Virginia’s capital structure and governance, including its status as a controlled company, could have adverse effects on the market value of its securities; the ability of Penn Virginia to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on Penn Virginia’s operating results and business generally; the risk the proposed Integrated Mergers could distract management from ongoing business operations or cause Penn Virginia to incur substantial costs; the risk that the expanded acreage footprint does not allow for longer laterals, lower per unit operating expenses, and increased number of wells per pad as expected; the ability of Penn Virginia to develop drilling locations, which do not represent oil and gas reserves, into production or proved reserves; the risk that Penn Virginia may be unable to reduce expenses or access financing or liquidity; the risk that Penn Virginia does not realize expected benefits of its hedges; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in demand for oil and natural gas; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected.
The forward-looking statements contained in this document are largely based on Penn Virginia’s and Lonestar’s expectations for the future, which reflect certain estimates and assumptions made by their respective managements. These estimates and assumptions reflect Penn Virginia’s and Lonestar’s best judgment based on currently known market conditions, operating trends and other factors. Although Penn Virginia and Lonestar believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond Penn Virginia’s and Lonestar’s control. As such, managements’ assumptions about future events may prove to be inaccurate. For a more detailed description of the risks and uncertainties involved, see “Risk Factors” in Penn Virginia’s and Lonestar’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings. Penn Virginia and Lonestar do not intend to publicly update or revise any forward-looking statements as a result of new information, future events, changes in circumstances or otherwise.

These cautionary statements qualify all forward-looking statements attributable to Penn Virginia or Lonestar, or persons acting on either’s behalf. Penn Virginia management and Lonestar management caution you that the forward-looking statements contained in this proxy statement/consent solicitation statement/prospectus are not guarantees of future performance, and neither Penn Virginia nor Lonestar can assure you that such statements will be realized or that the events and circumstances they describe will occur. Factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements herein include, but are not limited to:
•
the risk that Penn Virginia or Lonestar may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Integrated Mergers or cause the parties to abandon the Integrated Mergers;

•	the risk that a condition to closing of the transaction may not be satisfied;
•	the length of time necessary to consummate the Integrated Mergers, which may be longer than anticipated for various reasons;
•	the risk that the businesses will not be integrated successfully;
•	the risk that the cost savings, synergies and growth from the Integrated Mergers may not be fully realized or may take longer to realize than expected;
•	the diversion of management time on transaction-related issues;
•	the effect of future regulatory or legislative actions on the companies or the industries in which they operate;
•	the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect;
•	potential liability resulting from pending or future litigation;
•	changes in the general economic environment, or social or political conditions, that could affect the businesses;
•	the potential impact of the announcement or consummation of the Integrated Mergers on relationships with customers, providers, vendors, competitors, management and other employees;
•	the ability to hire and retain key personnel;
•	reliance on and integration of information technology systems;
•	the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings;
•	the volatility of oil, gas and NGL prices;
•	uncertainties inherent in estimating oil, gas and NGL reserves;
•	the impact of reduced demand for the companies’ products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic;
•	the uncertainties, costs and risks involved in Penn Virginia’s and Lonestar’s operations, including as a result of employee misconduct;
•	natural disasters and epidemics;
•	counterparty credit risks;
•	risks relating to Penn Virginia’s and Lonestar’s indebtedness;
•	risks related to Penn Virginia’s and Lonestar’s hedging activities;
•	competition for assets, materials, people and capital;

•	regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters;
•	cyberattack risks;
•	Penn Virginia’s and Lonestar’s limited control over third parties who operate some of their respective oil and gas properties;
•	midstream capacity constraints and potential interruptions in production;
•	the extent to which insurance covers any losses Lonestar or Penn Virginia may experience;
•	risks related to investors attempting to effect change;
•	general domestic and international economic and political conditions, including the impact of COVID-19;
•	the impact of a prolonged federal, state or local government shutdown and threats not to increase the federal government’s debt limit; and
•	changes in tax, environmental and other laws, including court rulings, applicable to Penn Virginia’s and Lonestar’s business.
All subsequent written and oral forward-looking statements concerning Penn Virginia, Lonestar, the Integrated Mergers, the combined company or other matters and attributable to Penn Virginia or Lonestar or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Penn Virginia and Lonestar assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

RISK FACTORS
In deciding how to vote, shareholders of Penn Virginia and stockholders of Lonestar, respectively, should carefully consider the following risk factors and all of the information contained in or incorporated by reference herein, including, but not limited to, the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” as well as Lonestar’s and Penn Virginia’s other filings with the SEC incorporated herein by reference. Please see the section entitled “Where You Can Find More Information.”
Risks Relating to the Integrated Mergers
Because the market price of Penn Virginia Common Stock will fluctuate, Lonestar stockholders cannot be sure of the value of the shares of Penn Virginia Common Stock they will receive in the Integrated Mergers. In addition, because the Exchange Ratio is fixed, the number of shares of Penn Virginia Common Stock to be received by Lonestar stockholders in the Integrated Mergers will not change between now and the time the Integrated Mergers are completed to reflect changes in the trading prices of Penn Virginia Common Stock or Lonestar Common Stock.
As a result of the Integrated Mergers, each eligible share of Lonestar Common Stock will be converted automatically into the right to receive 0.51 shares of Penn Virginia Common Stock, with cash paid in lieu of the issuance of any fractional shares of Penn Virginia Common Stock. The Exchange Ratio is fixed, which means that it will not change between now and the closing date, regardless of whether the market price of either Penn Virginia Common Stock or Lonestar Common Stock changes. Therefore, the value of the merger consideration will depend on the market price of Penn Virginia Common Stock at the Effective Time. The market price of Penn Virginia Common Stock has fluctuated since the date of the announcement of the parties’ entry into the Merger Agreement and will continue to fluctuate from the date of this proxy statement/consent solicitation statement/prospectus to the date of the date of the Special Meeting, the date the Integrated Mergers are completed and thereafter. The market price of Penn Virginia Common Stock, when received by Lonestar stockholders after the Integrated Mergers are completed, could be greater than, less than or the same as the market price of Penn Virginia Common Stock on the date of this proxy statement/consent solicitation statement/prospectus. Accordingly, you should obtain current stock price quotations for Penn Virginia Common Stock and Lonestar Common Stock before deciding how to vote or abstain from voting on any of the proposals described in this proxy statement/consent solicitation statement/prospectus.
The market price for Penn Virginia Common Stock following the closing may be affected by factors different from those that historically have affected or currently affect Penn Virginia Common Stock and Lonestar Common Stock.
Upon the completion of the Integrated Mergers, Lonestar stockholders will receive shares of Penn Virginia Common Stock. Penn Virginia’s financial position may differ from its financial position before the completion of the Integrated Mergers, and the results of operations of the combined company may be affected by some factors that are different from those currently affecting the results of operations of Penn Virginia and those currently affecting the results of operations of Lonestar. Accordingly, the market price and performance of Penn Virginia Common Stock is likely to be different from the performance of Lonestar Common Stock in the absence of the Integrated Mergers. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Penn Virginia Common Stock, regardless of Penn Virginia’s actual operating performance. For a discussion of the businesses of Penn Virginia and Lonestar and important factors to consider in connection with those businesses, see the documents incorporated by reference herein or attached to this proxy statement/consent solicitation statement/prospectus and referred to in “Where You Can Find More Information.”
Penn Virginia shareholders and Lonestar stockholders, in each case as of immediately prior to the Integrated Mergers, will have reduced ownership in the combined company.
Based on the number of issued and outstanding shares of Lonestar Common Stock as of     , 2021, and the number of outstanding Lonestar equity-based awards and Lonestar warrants currently estimated to be payable in shares of Penn Virginia Common Stock in connection with the Integrated Mergers, Penn Virginia anticipates issuing approximately 5,855,941 shares of Penn Virginia Common Stock pursuant to the Merger Agreement. The actual number of shares of Penn Virginia Common Stock to be issued pursuant to the Merger Agreement will be determined at the completion of the Integrated Mergers based on the number of shares of Lonestar Common Stock outstanding immediately prior to such time. The issuance of these new shares could have the effect of depressing the market price of Penn Virginia Common Stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Penn Virginia’s earnings per share could cause the price of Penn Virginia Common Stock to decline or increase at a reduced rate.
Immediately after the completion of the Integrated Mergers, it is expected that Penn Virginia shareholders as of immediately prior to the Integrated Mergers will own approximately 87%, and Lonestar stockholders as of immediately prior to the Integrated Mergers will own approximately 13%, of the issued and outstanding shares of Penn Virginia Common Stock.
The Integrated Mergers are subject to a number of conditions to the obligations of both Penn Virginia and Lonestar to complete the Integrated Mergers, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the Integrated Mergers or result in termination of the Merger Agreement.
The respective obligations of each of Lonestar and Penn Virginia to effect the Integrated Mergers are subject to the satisfaction at or prior to the Effective Time of numerous conditions, including the following:
•	the adoption and approval of the Merger Agreement by the Lonestar stockholders;
•	the approval of the Share Issuance Proposal by the Penn Virginia shareholders;
•	the shares of Penn Virginia Common Stock that will be issued in the Integrated Mergers must have been authorized for listing on the Nasdaq, upon official notice of issuance;
•
the registration statement on Form S-4, of which this proxy statement/consent solicitation statement/prospectus forms a part, will have become effective under the Securities Act and no stop order suspending its effectiveness may be in effect;

•	the absence of any applicable law or order (preliminary or otherwise) prohibiting the consummation of the Integrated Mergers; and
•	the expiration or earlier termination of the waiting period (and any extension of such period) under the HSR Act.
Many of the conditions to completion of the Integrated Mergers are not within either Penn Virginia’s or Lonestar’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to November 26, 2021, it is possible that the Merger Agreement may be terminated. Although Penn Virginia and Lonestar have agreed in the Merger Agreement to use reasonable best efforts to, subject to certain limitations, to complete the Integrated Mergers as promptly as practicable, these and other conditions to the completion of the Integrated Mergers may fail to be satisfied. In addition, satisfying the conditions to and completion of the Integrated Mergers may take longer, and could cost more, than Penn Virginia and Lonestar expect. Neither Penn Virginia nor Lonestar can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Integrated Mergers for a significant period of time or prevent them from occurring. Any delay in completing the Integrated Mergers may adversely affect the cost savings and other benefits that Penn Virginia and Lonestar expect to achieve if the Integrated Mergers and the integration of the companies’ respective businesses are not completed within the expected timeframe. There can be no assurance that all required regulatory approvals will be obtained or obtained prior to the termination date.
The business relationships of Penn Virginia and Lonestar may be subject to disruption due to uncertainty associated with the Integrated Mergers, which could have a material adverse effect on the results of operations, cash flows and financial position of Penn Virginia or Lonestar pending and following the Integrated Mergers.
Parties with which Penn Virginia or Lonestar do business may experience uncertainty associated with the Integrated Mergers, including with respect to current or future business relationships with Penn Virginia or Lonestar following the Integrated Mergers. Penn Virginia’s and Lonestar’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Penn Virginia or Lonestar following the Integrated Mergers. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of Penn Virginia or Lonestar, regardless of whether the

Integrated Mergers are completed, as well as a material and adverse effect on Penn Virginia’s ability to realize the expected cost savings and other benefits of the Integrated Mergers. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the Integrated Mergers or termination of the Merger Agreement.
Penn Virginia or Lonestar may waive one or more of the closing conditions without re-soliciting stockholder approval.
Penn Virginia or Lonestar may determine to waive, in whole or part, one or more of the conditions to closing the Integrated Mergers prior to Penn Virginia or Lonestar, as the case may be, being obligated to consummate the Integrated Mergers. Each of Penn Virginia and Lonestar currently expects to evaluate the materiality of any waiver and its effect on its respective stockholders in light of the facts and circumstances at the time, to determine whether any amendment of this proxy statement/consent solicitation statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination whether to waive any condition to the Integrated Mergers or to re-solicit stockholder approval or amending or supplementing this proxy statement/consent solicitation statement/prospectus as a result of a waiver will be made by Penn Virginia or Lonestar at the time of such waiver based on the facts and circumstances as they exist at that time.
Lonestar stockholders will not be entitled to appraisal rights in the Integrated Mergers.
Under Delaware law, holders of Lonestar Common Stock do not have appraisal rights in connection with the Integrated Mergers, as more fully described in “The Integrated Mergers—No Appraisal Rights.”
The Merger Agreement subjects Penn Virginia and Lonestar to restrictions on their respective business activities prior to the Effective Time.
The Merger Agreement subjects Penn Virginia and Lonestar to restrictions on their respective business activities prior to the Effective Time. The Merger Agreement obligates each of Penn Virginia and Lonestar to generally conduct its businesses in the ordinary course until the Effective Time and to use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain its assets and properties and (iii) in the case of Lonestar, preserve its existing relationships and goodwill with governmental entities, key employees, customers, suppliers, licensors, licensees, distributors, lessors and others having business dealings with it. These restrictions could prevent Penn Virginia and Lonestar from pursuing certain business opportunities that arise prior to the Effective Time. Please see “The Merger Agreement—Covenants” for additional details.
Directors and executive officers of each party have interests in the Integrated Mergers that may be different from, or in addition to, the interests of the Penn Virginia and Lonestar stockholders generally.
In considering the recommendation of the (i) Penn Virginia Board that Penn Virginia shareholders vote in favor of the Share Issuance Proposal and (ii) Lonestar Board that Lonestar stockholders consent to the Lonestar Merger Proposal and the Lonestar Compensation Proposal, Penn Virginia shareholders and Lonestar stockholders should be aware of and take into account the fact that certain Penn Virginia and Lonestar directors and executive officers have interests in the Integrated Mergers that may be different from, or in addition to, the interests of Penn Virginia shareholders and Lonestar stockholders generally. Please see “The Integrated Mergers—Interests of Penn Virginia’s Directors and Executive Officers in the Integrated Mergers” for a more detailed description of these interests. The interests of Lonestar’s directors and executive officers include, among others, severance rights, rights to continuing indemnification and directors’ and officers’ liability insurance and accelerated vesting of outstanding equity-based awards in exchange for a certain number of shares of Penn Virginia Common Stock (in addition to cash in lieu of fractional shares). Please see “The Integrated Mergers—Interests of Lonestar’s Directors and Executive Officers in the Integrated Mergers” for a more detailed description of these interests. The Lonestar Board was aware of and carefully considered the interests of its respective directors and officers, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Integrated Mergers, in approving the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers, and the recommendation of the Lonestar Board that Lonestar stockholders consent to the Lonestar Merger Proposal and the Lonestar Compensation Proposal.

The Merger Agreement limits Penn Virginia’s and Lonestar’s respective ability to pursue alternatives to the Integrated Mergers, may discourage certain other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Penn Virginia or Lonestar to pay the other party a termination fee.
The Merger Agreement contains certain provisions that restrict each of Penn Virginia’s and Lonestar’s ability to initiate, solicit, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a competing proposal with respect to Penn Virginia or Lonestar, as applicable, and Penn Virginia and Lonestar have each agreed to certain terms and conditions relating to their ability to engage in, continue or otherwise participate in any discussions with respect to, provide any third party confidential information with respect to or enter into any an acquisition agreement with respect to certain unsolicited proposals that constitute or are reasonably likely to lead to a competing proposal. Further, even if the Lonestar Board or Penn Virginia Board changes, withdraws, modifies, or qualifies its recommendation with respect to the Lonestar Merger Proposal or Share Issuance Proposal, as applicable, unless the Merger Agreement has been terminated in accordance with its terms, the Lonestar Board and Penn Virginia Board will still be required to submit the Lonestar Merger Proposal and Share Issuance Proposal, as applicable, to a vote of its stockholders. In addition, Penn Virginia and Lonestar generally have an opportunity to offer to modify the terms of the Merger Agreement in response to any competing Acquisition Proposals or intervening events before the Lonestar Board or Penn Virginia Board, respectively, may withdraw or qualify their respective recommendations. The Merger Agreement further provides that under specified circumstances, including after receipt of certain alternative Acquisition Proposals, Penn Virginia may be required to pay the other a cash termination fee equal to $6,000,000 and Lonestar may be required to pay the other a cash termination fee equal to $3,000,000. Please see “The Merger Agreement—Termination Fee” for additional details.
These provisions could discourage a potential third-party acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of Lonestar or Penn Virginia from considering or pursuing an alternative transaction with either party or proposing such a transaction, even if it were prepared, in Lonestar’s case, to pay consideration with a higher per share value than the total value proposed to be paid or received in the Integrated Mergers. These provisions might also result in a potential third-party acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expense reimbursement that may become payable in certain circumstances.
Failure to complete the Integrated Mergers could negatively impact Penn Virginia’s or Lonestar’s stock price and have a material adverse effect on their results of operations, cash flows and financial position.
If the Integrated Mergers are not completed for any reason, the ongoing businesses of Penn Virginia and Lonestar may be materially adversely affected and, without realizing any of the benefits of having completed the Integrated Mergers, Penn Virginia and Lonestar would be subject to a number of risks, including the following:
•	Penn Virginia and Lonestar may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;
•
Penn Virginia, Lonestar and their respective subsidiaries may experience negative reactions from their respective customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners;

•	Penn Virginia and Lonestar will still be required to pay certain significant costs relating to the Integrated Mergers, such as legal, accounting, financial advisor and printing fees;
•	Penn Virginia or Lonestar may be required to pay a termination fee as required by the Merger Agreement;
•
the Merger Agreement places certain restrictions on the conduct of the respective businesses pursuant to the terms of the Merger Agreement, which may delay or prevent the respective companies from undertaking business opportunities that, absent the Merger Agreement, may have been pursued;

•
matters relating to the Integrated Mergers (including integration planning) require substantial commitments of time and resources by each company’s management, which may have resulted in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•
litigation related to any failure to complete the Integrated Mergers or related to any enforcement proceeding commenced against Penn Virginia or Lonestar to perform their respective obligations pursuant to the Merger Agreement.

If the Integrated Mergers are not completed, the risks described above may materialize and they may have a material adverse effect on Penn Virginia’s or Lonestar’s results of operations, cash flows, financial position and stock prices.
The shares of Penn Virginia Common Stock to be received by Lonestar stockholders upon the completion of the Integrated Mergers will have different rights from shares of Lonestar Common Stock.
Upon the completion of the Integrated Mergers, Lonestar stockholders will no longer be stockholders of Lonestar. Instead, former Lonestar stockholders will become Penn Virginia shareholders and their rights as Penn Virginia shareholders will be governed by the laws of the state of Virginia, and the governing corporate documents of Penn Virginia in effect at the Effective Time. The terms of the Penn Virginia governing documents are in some respects different than the terms of the Lonestar second amended and restated certificate of incorporation and the Lonestar amended and restated bylaws, which currently govern the rights of Lonestar stockholders. Please see “Comparison of Shareholders’ Rights” for a discussion of the different rights associated with shares of Penn Virginia Common Stock and shares of Lonestar Common Stock.
Completion of the Integrated Mergers may trigger change in control or other provisions in certain agreements to which Lonestar is a party.
The completion of the Integrated Mergers may trigger change in control or other provisions in certain agreements to which Lonestar is a party. If Penn Virginia and Lonestar are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements, or seeking monetary damages. Even if Penn Virginia and Lonestar are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Lonestar.
Penn Virginia and Lonestar are expected to incur significant transaction costs in connection with the Integrated Mergers, which may be in excess of those anticipated by them.
Penn Virginia and Lonestar have incurred and are expected to continue to incur a number of non-recurring costs associated with negotiating and completing the Integrated Mergers, combining the operations of the two companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Penn Virginia and Lonestar whether or not the Integrated Mergers are completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors, employee retention, severance and benefit costs and filing fees. Penn Virginia will also incur costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and other employment-related costs. Penn Virginia and Lonestar will continue to assess the magnitude of these costs and additional unanticipated costs may be incurred in connection with the Integrated Mergers and the integration of the two companies’ businesses. While Penn Virginia and Lonestar have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset integration-related costs and achieve a net benefit in the near term, or at all. The costs described above and any unanticipated costs and expenses, many of which will be borne by Penn Virginia or Lonestar even if the Integrated Mergers are not completed, could have an adverse effect on Penn Virginia’s or Lonestar’s financial condition and operating results.
Litigation relating to the Integrated Mergers could result in an injunction preventing the completion of the Integrated Mergers and/or substantial costs to Penn Virginia and Lonestar.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Penn Virginia’s and Lonestar’s respective liquidity and financial condition.

Lawsuits that may be brought against Penn Virginia, Lonestar or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Integrated Mergers. One of the conditions to the closing of the Integrated Mergers are that no injunction by any court, administrative agency or other governmental entity has been entered and continues to be in effect and no law having such effect has been adopted or is effective. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Integrated Mergers, that injunction may delay or prevent the Integrated Mergers from being completed within the expected timeframe or at all, which may adversely affect Penn Virginia’s and Lonestar’s respective business, financial position and results of operation.
There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Integrated Mergers are completed may adversely affect Penn Virginia’s or Lonestar’s business, financial condition, results of operations and cash flows.
If the Integrated Mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Lonestar stockholders may be required to pay substantial U.S. federal income taxes.
The Integrated Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Penn Virginia and Lonestar intend to report the Integrated Mergers consistent with such qualification. However, it is not a condition to Penn Virginia’s obligation or Lonestar’s obligation to complete the Transactions that the Integrated Mergers, taken together, be treated as a “reorganization,” and neither Penn Virginia nor Lonestar has requested, or will request, a ruling from the IRS with respect to the tax treatment of the Integrated Mergers. If the IRS or a court determines that the Integrated Mergers, taken together, should not be treated as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Lonestar Common Stock would generally recognize taxable gain or loss upon the exchange of Lonestar Common Stock for Penn Virginia Common Stock pursuant to the Integrated Mergers. See “Material U.S. Federal Income Tax Consequences of the Integrated Mergers.”
Risks Relating to Penn Virginia and Lonestar
Recent declines in crude oil prices to record low levels as a result of the outbreak of the novel strain of coronavirus (“COVID-19”) and a significantly oversupplied crude oil market have negatively impacted demand for the products of Penn Virginia and Lonestar and are expected to continue to negatively impact demand for the products of Penn Virginia, Lonestar and of the combined company, which may result in a material negative impact on the combined company’s results of operations, financial position and liquidity.
The COVID-19 outbreak in the United States and globally, together with the recent significant decline in commodity prices due, in significant part, to the actions of the Organization of the Petroleum Exporting Countries and other oil producing nations (“OPEC+”), have adversely affected and are expected to continue to adversely affect, both the price of and demand for crude oil and the continuity of the combined company’s business operations. Oil demand significantly deteriorated as a result of the COVID-19 pandemic and corresponding preventative measures taken around the world to mitigate its spread, including “shelter-in-place” orders, quarantines, executive orders and similar governmental orders and restrictions for their citizens to control the spread of COVID-19.
In March 2020, OPEC+ were unable to reach an agreement on production levels for crude oil, at which point Saudi Arabia and Russia initiated efforts to aggressively increase crude oil production. The convergence of the COVID-19 pandemic and the crude oil production increases caused the significant dual impact of global crude oil demand decline and the risk of a substantial increase in supply. While OPEC+ agreed in April 2020 to cut production, downward pressure on commodity prices has remained and could continue for the foreseeable future.
This decline in commodity prices has already adversely impacted the results of operations for Penn Virginia and Lonestar during 2020 and contributed to both companies recognizing material asset impairments to their oil and gas assets in 2020 and with respect to Penn Virginia, the first quarter of 2021. Any sustained weakness or further deterioration in commodity prices could further adversely impact the results of operations, the value of properties and the financial condition of Penn Virginia, Lonestar and the combined company.
The negative effects of COVID-19 on economic prospects across the world have contributed to concerns for the potential of a prolonged economic slowdown and recession. Any such downturn, or a protracted period of depressed commodity prices, could have significant adverse consequences for financial condition and liquidity of Penn Virginia, Lonestar and the combined company, by, among other things: (i) limiting their ability to access sources of capital due to disruptions in financial markets or otherwise; and (ii) increasing the risk of a downgrade from credit rating agencies, which could trigger new credit support obligations and further adversely affect their ability to access financing or trade credit. Moreover, any such downturn could also result in similar financial constraints for the companies’ non-operating partners, purchasers of the companies’ production and other counterparties, thereby increasing the risk that such counterparties default on their obligations. Such defaults or more general supply chain disruptions due to the pandemic may also jeopardize the supply of materials, equipment or services for the companies’ operations.
The COVID-19 pandemic and related restrictions aimed at mitigating its spread have caused Penn Virginia and Lonestar to modify certain business practices, including limiting employee travel, encouraging work-from-home practices and other social distancing measures. Such measures may cause disruptions to Penn Virginia’s, Lonestar’s and the combined company’s business and operational plans, which may include shortages of employees, contractors and subcontractors. There is no certainty that these or any other future measures will be sufficient to mitigate the risks posed by the disease, including the risk of infection of key employees, and the companies’ ability to perform certain functions could be impaired by these new business practices. For example, reliance on technology has necessarily increased due to the encouragement of remote communications and other work-from-home practices, which could make Penn Virginia, Lonestar and the combined company more vulnerable to cyber-attacks.
The COVID-19 pandemic and its related effects continue to rapidly evolve. The ultimate extent of the impact of the COVID-19 pandemic and any other future pandemic on the combined company’s business will depend on future developments, including, but not limited to, the nature, duration and spread of the disease, the responsive actions to contain its spread or address its effects and the duration, timing and severity of the related consequences on commodity prices and the economy more generally, including any recession resulting from the pandemic. Any extended period of depressed commodity prices or general economic disruption as a result of the pandemic would adversely affect the combined company’s business, financial condition and results of operations.
The combined company may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the combined company, either of which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with Penn Virginia or Lonestar as a result of the Integrated Mergers.
As a result of the Integrated Mergers, the combined company may experience impacts on relationships with customers and suppliers that may harm the combined company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Integrated Mergers whether or not contractual rights are triggered as a result of the Integrated Mergers. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the Integrated Mergers. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with the combined company, then the combined company’s business and results of operations may be harmed. Furthermore, the combined company will not have long-term arrangements with many of its significant suppliers. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, then the combined company may be unable to procure necessary supplies or services from other suppliers in a timely and efficient manner and on acceptable terms, or at all.
Penn Virginia and Lonestar also have contracts with vendors, landlords, licensors and other business partners which may require Penn Virginia or Lonestar, as applicable, to obtain consent from these other parties in connection with the Integrated Mergers. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the business of the combined company. In addition, third parties with whom Penn Virginia or Lonestar currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Integrated Mergers. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Integrated Mergers. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Integrated Mergers or by a termination of the Merger Agreement.

The combined company may fail to realize the anticipated benefits of the Integrated Mergers.
The success of the Integrated Mergers will depend on, among other things, the combined company’s ability to combine the Penn Virginia and Lonestar businesses in a manner that realizes anticipated synergies and benefits and meets or exceeds the forecasted stand-alone cost savings anticipated by the combined company. The combined company anticipates it will benefit from significant synergies, based on, among other things, increased scale. If the combined company is not able to successfully achieve these synergies, or the cost to achieve these synergies is greater than expected, then the anticipated benefits of the Integrated Mergers may not be realized fully or at all or may take longer to realize than expected.
The failure to successfully integrate the businesses and operations of Penn Virginia and Lonestar in the expected time frame may adversely affect the combined company’s future results.
Penn Virginia and Lonestar have operated and, until the completion of the Integrated Mergers, will continue to operate independently; however, their respective businesses may not be integrated successfully. It is possible that the integration process could result in the loss of key employees, customers, providers, vendors or business partners, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, potential unknown liabilities and unforeseen expenses, delays, or regulatory conditions associated with and following completion of the Integrated Mergers or higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of Penn Virginia and Lonestar in order to realize the anticipated benefits of the Integrated Mergers:
•	combining the companies’ operations and corporate functions and the resulting difficulties associated with managing a larger, more complex, integrated business;
•
combining the businesses of Penn Virginia and Lonestar in a manner that permits the combined company to achieve any cost savings or operating synergies anticipated to result from the Integrated Mergers;

•	reducing additional and unforeseen expenses such that integration costs are not more than anticipated;
•	avoiding delays in connection with the Integrated Mergers or the integration process;
•	minimizing the loss of key employees;
•	identifying and eliminating redundant functions and assets;
•
maintaining existing agreements with customers, providers and vendors or business partners and avoiding delays in entering into new agreements with prospective customers, providers and vendors or business partners; and

•	consolidating the companies’ operating, administrative and information technology infrastructure.
In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the Integrated Mergers and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of the combined company.
The unaudited pro forma combined financial information contained in this proxy statement/consent solicitation statement/prospectus may not be an indication of the combined company’s results of operations or financial condition following the closing of the Integrated Mergers.
This proxy statement/consent solicitation statement/prospectus includes unaudited pro forma combined financial information for the combined company, which give effect to the Integrated Mergers and should be read in conjunction with the financial statements and accompanying notes of Penn Virginia and Lonestar, which are incorporated by reference or attached to this proxy statement/consent solicitation statement/prospectus. The unaudited pro forma combined financial information contained in this proxy statement/consent solicitation statement/prospectus should not be considered to be an indication of the combined company’s results of operations or financial condition following the closing of the Integrated Mergers. The unaudited pro forma combined financial information has been derived from the historical financial statements of Penn Virginia and

Lonestar and adjustments, assumptions and preliminary estimates have been made in connection with the preparation of this information. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments, assumptions and estimates are difficult to make with accuracy.
Moreover, the unaudited pro forma combined financial information does not reflect all costs that are expected to be incurred by the combined company in connection with the Integrated Mergers. For example, the impact of any incremental costs incurred in coordinating the operations of Penn Virginia and Lonestar are not reflected in the unaudited pro forma combined financial information. In addition, the unaudited pro forma combined financial information does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, future acquisitions or dispositions not yet known or probable, or impacts of change in control provisions that are currently not factually supportable or probable of occurring.
As a result, the actual results of operations and financial condition of the combined company following the closing of the Integrated Mergers may not be consistent with, or evident from, the unaudited pro forma combined financial information. The assumptions used in preparing the unaudited pro forma combined financial information may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the closing of the Integrated Mergers. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the price of the Penn Virginia Common Stock following the closing of the Integrated Mergers.
The unaudited pro forma combined financial information in this proxy statement/consent solicitation statement/prospectus is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, the unaudited pro forma combined financial information should not be assumed to be indicative of what the combined company’s financial condition, results of operations or cash flows actually would have been as a stand-alone company or to be a reliable indicator of what the combined company’s financial condition or results of operations may actually be in the future.
The financial forecasts relating to Penn Virginia and Lonestar prepared in connection with the Integrated Mergers may not be realized, which may adversely affect the market price of the Penn Virginia Common Stock following the closing of the Integrated Mergers.
This proxy statement/consent solicitation statement/prospectus includes certain financial forecasts considered by Penn Virginia and Lonestar in connection with their respective businesses. None of the financial forecasts prepared by Penn Virginia or Lonestar were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Penn Virginia and Lonestar. Important factors that may affect the actual results of Penn Virginia and Lonestar and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to Penn Virginia’s and Lonestar’s businesses, industry performance, the regulatory environment, general business and economic conditions and other factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/consent solicitation statement/prospectus.
In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for Penn Virginia’s and Lonestar’s businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. In addition, since such financial forecasts cover multiple years, the information by its nature becomes less predictive with each successive year. There can be no assurance that Penn Virginia’s, Lonestar’s or the combined company’s financial condition or results of operations will be consistent with those set forth in such forecasts.
The trading price and volume of the Penn Virginia Common Stock may be volatile following the Integrated Mergers.
The trading price and volume of the Penn Virginia Common Stock may be volatile following completion of the Integrated Mergers. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of the Penn Virginia Common Stock. As a result, you may suffer a loss on your investment.
The market for Penn Virginia Common Stock will depend on a number of conditions, most of which the combined company cannot control, including:
•	general economic conditions within the U.S. and internationally, including changes in interest rates;
•	general market conditions, including fluctuations in commodity prices;
•	domestic and international economic, legal and regulatory factors unrelated to the combined company’s performance;
•	changes in oil, natural gas and NGL prices, including as a result of the actions of OPEC+;
•	volatility in the financial markets or other global economic factors, including the impact of COVID-19;
•	actual or anticipated fluctuations in the combined company’s quarterly and annual results and those of its competitors;
•	quarterly variations in the rate of growth of the combined company’s financial indicators, such as revenue, EBITDA, net income and net income per share;
•	the businesses, operations, results and prospects of the combined company;
•	the operating and financial performance of the combined company;
•	future mergers, acquisitions, dispositions and strategic alliances;
•	market conditions in the oil and gas industry;
•	changes in government regulation, taxes, legal proceedings or other developments;
•	shortfalls in the combined company’s operating results from levels forecasted by equity research analysts;
•	investor sentiment toward the stock of oil and gas companies;
•	changes in revenue or earnings estimates, or changes in recommendations by equity research analysts;
•
failure of the combined company to achieve the perceived benefits of the Integrated Mergers, including financial results and anticipated synergies, as rapidly as or to the extent anticipated by financial or industry analysts;

•	speculation in the industry, press or investment community;
•	sales of Penn Virginia Common Stock by the combined company, large stockholders or management, or the perception that such sales may occur;
•	changes in accounting principles, policies, guidance, interpretations or standards;
•	announcements concerning the combined company or its competitors;
•	public reaction to the combined company’s press releases, other public announcements and filings with the SEC;
•	strategic actions taken by competitors;
•	actions taken by the combined company stockholders;
•	additions or departures of key management personnel;
•	access to the bank and capital markets on acceptable terms;
•	maintenance of acceptable credit ratings or credit quality;
•	the general state of the securities markets; and

•
the risk factors described in this proxy statement/consent solicitation statement/prospectus and the documents incorporated by reference into this proxy statement/consent solicitation statement/prospectus.

These and other factors may impair the market for the Penn Virginia Common Stock and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the Penn Virginia Common Stock to fluctuate substantially, which may negatively affect the price and liquidity of the Penn Virginia Common Stock. Many of these factors and conditions are beyond the control of the combined company or the combined company stockholders.
Future sales or issuances of Penn Virginia Common Stock could have a negative impact on the Penn Virginia Common Stock price.
The Penn Virginia Common Stock that Penn Virginia will issue to Lonestar stockholders if the Integrated Mergers are consummated generally may be sold immediately in the public market. It is possible that some Lonestar stockholders will decide to sell some or all of the shares of Penn Virginia Common Stock that they receive in the Integrated Mergers. Any disposition by a significant stockholder of Penn Virginia Common Stock, such as Juniper, or the perception in the market that such dispositions could occur, may cause the price of Penn Virginia Common Stock to fall. Any such decline could impair the combined company’s ability to raise capital through future sales of Penn Virginia Common Stock. Further, Penn Virginia Common Stock may not qualify for investment indices and any such failure may discourage new investors from investing in Penn Virginia Common Stock.
Combined company stockholders may experience dilution in the future.
The percentage ownership of combined company stockholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that the combined company may grant to its directors, officers and employees. Such issuances may have a dilutive effect on the combined company’s earnings per share, which could adversely affect the market price of the Penn Virginia Common Stock.
Certain employees of Lonestar will have rights to receive shares of Penn Virginia Common Stock (in addition to cash received in lieu of fractional shares of Penn Virginia Common Stock) in the Integrated Mergers as a result of the conversion of their Lonestar equity-based awards into shares of Penn Virginia Common Stock. The conversion of these Lonestar equity-based awards into shares of Penn Virginia Common Stock is described in further detail in the section entitled “The Merger Agreement—Treatment of Lonestar Equity-Based Awards and Lonestar Warrants.” The issuance of shares of Penn Virginia Common Stock pursuant to these awards will dilute the percentage ownership of combined company shareholders. It is also expected that, from time to time after the closing of the Integrated Mergers, the Compensation and Benefits Committee of the Penn Virginia Board will grant additional equity awards to employees and directors of the combined company under the combined company’s compensation and employee benefit plans. These additional equity awards will have a dilutive effect on the combined company’s earnings per share, which could adversely affect the market price of the Penn Virginia Common Stock.
In addition, the Existing Articles of Incorporation authorize Penn Virginia to issue, without the approval of shareholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other special rights, including preferences over Penn Virginia Common Stock with respect to dividends and distributions, as the Penn Virginia Board generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of the Penn Virginia Common Stock. For example, the repurchase or redemption rights or liquidation preferences that could be assigned to holders of preferred stock could affect the residual value of the Penn Virginia Common Stock. For more information, see “Description of Penn Virginia Capital Stock.”

The combined company will have a significant amount of indebtedness, which will limit its liquidity and financial flexibility, and any downgrade of its credit rating could adversely impact the combined company.
As of June 30, 2021, Penn Virginia had total indebtedness of approximately $110.7 million and on August 10, 2021, Penn Virginia completed the sale of $400 million aggregate principal amount of its 9.250% Senior Notes due 2026. Accordingly, Penn Virginia will have substantial indebtedness following completion of the Integrated Mergers. In addition, subject to the limits contained in the documents governing such indebtedness, Penn Virginia may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. Penn Virginia’s indebtedness and other financial commitments have important consequences to its business, including, but not limited to:
•
requiring the company to dedicate a portion of its cash flows from operations to debt service payments, thereby limiting its ability to fund working capital, capital expenditures, investments or acquisitions and other general corporate purposes;

•	increasing the company’s vulnerability to general adverse economic and industry conditions, including low commodity price environments; and
•	limiting the company’s ability to obtain additional financing due to higher costs and more restrictive covenants.
In addition, Penn Virginia receives credit ratings from rating agencies in the U.S. with respect to its indebtedness. Any credit downgrades resulting from the Integrated Mergers or otherwise could adversely impact Penn Virginia’s ability to access financing and trade credit, require Penn Virginia to provide additional letters of credit or other assurances under contractual arrangements and increase Penn Virginia’s interest rate under any credit facility borrowing as well as the cost of any other future debt.
The combined company may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.
The combined company will account for the Integrated Mergers as an acquisition of a business in accordance with GAAP. Under the acquisition method of accounting, the assets and liabilities of Lonestar and its subsidiaries will be recorded, as of completion, at their respective fair values and added to Penn Virginia’s. The combined company’s reported financial condition and results of operations for periods after completion of the Integrated Mergers will reflect Lonestar’s balances and results after completion of the Integrated Mergers but will not be restated retroactively to reflect the historical financial position or results of operations of Lonestar and its subsidiaries for periods prior to the Integrated Mergers.
Under the acquisition method of accounting, the total purchase price is allocated to Lonestar’s identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair market values as of the date of completion of the Integrated Mergers, with any excess purchase price allocated to goodwill. To the extent the value of goodwill or intangibles, if any, becomes impaired in the future, the combined company may be required to incur material non-cash charges relating to such impairment. The combined company’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.
Following the closing of the Integrated Mergers, Penn Virginia will incorporate Lonestar’s hedging activities into Penn Virginia’s business, and Penn Virginia may be exposed to additional commodity price risks arising from such hedges.
To mitigate its exposure to changes in commodity prices, Lonestar hedges oil, natural gas and NGL prices from time to time, primarily through the use of certain derivative instruments, including fixed price swaps, basis swaps and costless collars. Penn Virginia will novate or replace Lonestar’s current hedges following the closing of the Integrated Mergers. Actual crude oil, natural gas and NGL prices may differ from the combined company’s expectations and, as a result, such hedges may or may not have a negative impact on Penn Virginia’s business.
Risks Relating to Lonestar’s Business
You should read and consider risk factors specific to Lonestar’s business that will also affect the combined company after the Integrated Mergers. These risks are described in the sections entitled “Risk Factors” in Lonestar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in other documents attached to this proxy statement/consent solicitation statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 182 of this document for the location of information incorporated by reference or attached to this proxy statement/consent solicitation statement/prospectus.
Risks Relating to Penn Virginia’s Business
You should read and consider risk factors specific to Penn Virginia’s business that will also affect the combined company after the Integrated Mergers. These risks are described in the sections entitled “Risk Factors” in Penn Virginia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in other documents incorporated by reference into this proxy statement/consent solicitation statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 182 of this document for the location of information incorporated by reference into this proxy statement/consent solicitation statement/prospectus.

THE PARTIES TO THE INTEGRATED MERGERS
Penn Virginia Corporation
16285 Park Ten Place, Suite 500
Houston, Texas 77084
(713) 722-6500
Penn Virginia, whose legal name is Penn Virginia Corporation, was incorporated in Virginia in 1882. Based in Houston, Texas, Penn Virginia is an independent oil and gas company engaged in the exploration, development and production of oil, NGLs and natural gas in the Eagle Ford Shale in south Texas. Shares of Penn Virginia Common Stock are listed and traded on the Nasdaq under the ticker symbol “PVAC.” Additional information about Penn Virginia and its subsidiaries, including, but not limited to, information regarding its business, properties, legal proceedings, financial statements, financial condition and results of operations, market risk, executive compensation and related party transactions is set forth in Penn Virginia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and Penn Virginia’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, which are each incorporated by reference into this proxy statement/consent solicitation statement/prospectus.
For more information about Penn Virginia, please visit Penn Virginia’s website at www.pennvirginia.com. The information contained on Penn Virginia’s website or accessible through it does not constitute a part of this proxy statement/consent solicitation statement/prospectus.
Lonestar Resources US Inc.
111 Boland Street, Suite 301
Fort Worth, Texas 76107
(817) 921-1889
Lonestar, whose legal name is Lonestar Resources US Inc., was incorporated in Delaware in 2015. Based in Fort Worth, Texas, Lonestar is an independent oil and natural gas company focused on the exploration, development and production of unconventional oil, NGLs and natural gas in the Eagle Ford Shale play in south Texas. Shares of Lonestar Common Stock are quoted on the OTCQX Best Marked under the ticker symbol “LONE.” Additional information about Lonestar and its subsidiaries, including, but not limited to, information regarding its business, properties, legal proceedings, financial statements, financial condition and results of operations, market risk, executive compensation and related party transactions is set forth in Lonestar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, Lonestar’s Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and Lonestar’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, which are attached to this proxy statement/consent solicitation statement/prospectus as Annexes F, G, H and I, respectively.
For more information about Lonestar, please visit Lonestar’s website at www.lonestarresources.com. The information contained on Lonestar’s website or accessible through it does not constitute a part of this proxy statement/consent solicitation statement/prospectus.

THE INTEGRATED MERGERS
The following discussion contains certain information about the proposed Integrated Mergers. This discussion is subject, and qualified in its entirety by reference, to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. You are urged to carefully read this entire proxy statement/consent solicitation statement/prospectus, including the Merger Agreement, before making any investment or voting decision.
Transaction Structure
Upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, Merger Sub Inc. will merge with and into Lonestar, with Lonestar continuing as the surviving corporation in the First Merger, and, immediately following the First Merger, the Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity in the Second Merger.
Promptly following the effective time of the Second Merger, Penn Virginia will contribute all of the limited liability company interests in the Surviving Company to Penn Virginia Holdings, LLC, a Delaware limited liability company, in exchange for the issuance of Common Units of PV Energy Holdings, in accordance with Section 3.04 of the Amended and Restated Agreement of Limited Partnership of PV Energy Holdings.
Consideration to Lonestar stockholders
At the Effective Time, by virtue of the Integrated Mergers and without any further action on the part of Penn Virginia, Lonestar or any holder of capital stock thereof:
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each share of Lonestar Common Stock held immediately prior to the Effective Time by Penn Virginia, Merger Sub or any of Penn Virginia’s other subsidiaries, or by Lonestar or any of Lonestar’s subsidiaries (collectively, the “Excluded Shares”), will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor; and

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subject to the Merger Agreement, each share of Lonestar Common Stock issued and outstanding (other than Excluded Shares) immediately prior to the Effective Time will be converted into the right to receive from Penn Virginia 0.51 fully paid and nonassessable shares of Penn Virginia Common Stock.

In addition, each outstanding Lonestar equity-based award in respect of Lonestar Common Stock and each Lonestar warrant will be treated as described in “The Merger Agreement—Treatment of Lonestar Equity-Based Awards and Lonestar Warrants.”
Background of the Integrated Mergers
The Penn Virginia Board and Penn Virginia’s management regularly review Penn Virginia’s performance, prospects and strategy in light of current and expected business and economic conditions, developments in the oil and gas exploration and production sector, and Penn Virginia’s position in the industry. These reviews have included the evaluation of potential strategic combinations and acquisition and divestiture opportunities. To that end, from time to time, senior management of Penn Virginia has engaged in discussions with other companies regarding potential business combinations and other strategic transactions to enhance stockholder value and further the strategic objectives of Penn Virginia. The Penn Virginia Board was regularly briefed on these discussions. In connection with Penn Virginia’s ongoing strategic review, the Penn Virginia Board authorized Penn Virginia’s management to engage legal and financial advisors, including Kirkland & Ellis LLP (“K&E”) and each of Evercore Partners (“Evercore”), Bank of America Merrill Lynch and the Royal Bank of Canada, to serve as Penn Virginia’s advisors for a potential strategic transaction or transactions.
The Lonestar Board, together with Lonestar senior management, regularly reviews and assesses Lonestar’s performance, strategy, financial position and leverage, opportunities and risks in light of current business and economic conditions, and developments in the oil and gas exploration and production sector, in each case across a range of scenarios and potential future industry developments.
On September 30, 2020, Lonestar and 21 affiliated debtors each filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (Houston Division). Following Lonestar’s successful completion of a financial restructuring through a prepackaged plan of reorganization on November 30, 2020, the Lonestar Board was reconstituted to consist of Richard Burnett, Gary D. Packer, Andrei Verona, Eric Long and Frank D. Bracken, III, Lonestar’s Chief Executive Officer. Also in accordance with the plan, (i) Lonestar entered into a new $225 million first-out senior secured revolving credit facility and a $60 million second-out senior secured term loan credit facility, (ii) all existing shares of Lonestar’s common stock were cancelled, and Lonestar issued approximately 10,000,000 shares of new common stock in Lonestar to the holders of the prepetition notes and Lonestar’s old common shares and old preferred shares and (iii) Lonestar issued 555,555 Tranche 1 Warrants and 555,555  Tranche 2 Warrants to holders of certain prepetition claims under Lonestar’s credit agreement.
In its post-restructuring reviews of the outlook and strategy, the Lonestar Board, together with Lonestar senior management, regularly discussed likely key drivers of stockholder value creation and positive stock price performance for Lonestar as a publicly-traded company operating in a sector facing increasingly negative investor sentiment, due to, among other things, sector financial underperformance, commodity price volatility and the impact of increased investor focus on environmental, social and governance matters. The Lonestar Board noted in these discussions that investors have increasingly favored companies with larger market capitalizations that have the ability to maintain strong balance sheets across commodity price cycles and generate free cash flow. The Lonestar Board also discussed the challenges Lonestar would have in growing its scale organically, due to limited liquidity under its credit facility and likely challenges accessing the capital markets, including the likely inability to refinance Lonestar’s credit facility. Further, the Lonestar Board discussed the significant liquidity challenges facing Lonestar stockholders due to Lonestar’s small market capitalization, limited daily trading volumes and significant concentration of its stock in the hands of a relatively small number of equity holders that had been the holders of prepetition notes.
After Lonestar’s emergence from bankruptcy, the Lonestar Board had several discussions about ways to maximum shareholder value. During these discussions, the Lonestar Board concluded that increasing Lonestar’s scale, either through acquisitions or by combining with a larger company, would be a key driver for increasing shareholder value due to, among other things, the lower cost of capital, higher trading multiples and increased trading liquidity that larger companies benefit from in the marketplace. The Lonestar Board decided to conduct a strategic alternatives process and had several discussions about potential advisors, ultimately concluding that Barclays Capital Inc. (“Barclays”) would be best suited for the engagement.
On December 9, 2020, the Lonestar Board met, with members of Lonestar management and representatives of Barclays in attendance. Barclays presented a review of Lonestar’s current plan and capital structure along with a review of strategic alternatives to the Lonestar Board, which alternatives included growing Lonestar’s business through asset acquisitions, combining with another similarly sized company or being acquired by a larger company.
On January 5, 2021, the Lonestar Board met, with members of Lonestar management and representatives of Barclays in attendance. Representatives of Barclays further discussed exploring strategic alternatives with the Lonestar Board, and the Lonestar Board, after considering the Barclays presentation and the Lonestar Board’s consensus opinion that scale was a core business objective, determined to proceed with a strategic alternative review process, with a view towards determining whether there was an acquisition, sale or merger transaction that would increase long-term shareholder value.
On January 22, 2021, Lonestar’s common stock began being quoted on the OTCQX Best Market.
On January 27, 2021, Lonestar entered into an engagement letter with Barclays to act as financial advisor in connection with the strategic development of Lonestar’s business, including general advice with respect to mergers, acquisitions, divestitures, joint ventures or other corporate transactions.
On February 1, 2021, following direction from the Lonestar Board to contact as many potential counterparties as possible, and excluding certain companies that were going through restructurings or transformative transactions at such time, Barclays began an outreach to 57 parties regarding interest in a transaction with Lonestar, including a mix of strategic and financial parties. Ultimately, over the next several months Lonestar entered into confidentiality agreements with 17 different parties, including 3 public oil and gas companies, 3 private equity firms, and 11 private oil and gas companies, with and without associated financial sponsors. All but one confidentiality agreement either did not contain a standstill provision or contained a standstill provision that did not apply if Lonestar entered into a merger agreement with a third party. One of the confidentiality agreements contained a customary standstill provision that continued to apply if Lonestar entered into a merger agreement with a third party, but that standstill provision did not restrict the counterparty from making private offers to the Lonestar Board.
On February 5, 2021, Lonestar distributed preliminary materials to Penn Virginia.
On February 26, 2021, Barclays, on behalf of Lonestar, opened a first-round virtual data room for parties who had entered into confidentiality agreements by such time, and Lonestar began conducting reciprocal diligence with several of such parties.
On March 4, 2021, Mr. Edward Geiser, Chairman of the Penn Virginia Board, met with Mr. Richard Burnett. During the meeting, Messrs. Geiser and Burnett discussed the strategic merits of a potential combination of Penn Virginia and Lonestar.
On March 10, 2021, Penn Virginia and Lonestar entered into a mutual confidentiality agreement. Following execution of the mutual confidentiality agreement, over the following three months, management and outside advisors of each of Penn Virginia and Lonestar exchanged materials, conducted preliminary structuring, financial and operational due diligence regarding a potential combination (including a review of assets and liabilities), and analyzed the achievable synergies of the combined company following a combination transaction.
On March 23, 2021, Barclays granted Penn Virginia access to the virtual data room.
On March 24, 2021, Barclays sent a bid letter to 17 interested parties requesting the submission of initial non-binding proposals for a transaction with Lonestar by April 14, 2021.
On April 8, 2021, Lonestar signed a confidentiality agreement with Juniper Capital Investments, LLC, an entity affiliated with the controlling shareholder of Penn Virginia.
On April 14, 2021, Lonestar received non-binding proposals from a private equity firm focused on the upstream oil and gas sector (“Company A”) and a private equity-backed independent oil and gas company with operations focused in the Eagle Ford shale (“Company B”). Company A’s non-binding proposal offered to acquire Lonestar’s assets for $290 million in cash (implying a Lonestar equity value of $20 million after the repayment of approximately $270 million of Lonestar’s outstanding debt, before accounting for transaction costs), and Company B’s non-binding proposal offered to acquire Lonestar’s outstanding common stock for $8.40 in cash per share, in each case subject to further due diligence and negotiation of definitive transaction documents.
On April 16, 2021, Lonestar received a non-binding proposal from another private equity-backed oil and gas company with operations focused in the Eagle Ford shale (“Company C”). Company C’s non-binding proposal provided for a contribution of assets by Company C into Lonestar followed by a rights offering after which Lonestar stockholders would own 25% of a combined company with an equity value of $289 million.
Following its diligence efforts and discussions with Lonestar and its representatives, the Penn Virginia Board determined to submit an initial offer to Lonestar. On April 20, 2021, Penn Virginia sent a non-binding indication of interest to Lonestar proposing that Penn Virginia and Lonestar combine in an at-the-market, all-stock transaction in which the Lonestar shareholders would receive Penn Virginia common stock for each share of Lonestar common stock held by such holder.
On April 21, 2021, representatives of Barclays contacted Penn Virginia management to express Lonestar’s interest in exploring a transaction with Penn Virginia.
On April 23, 2021, Barclays granted Evercore access to the virtual data room.
During the next several weeks, Lonestar engaged in reciprocal due diligence with Penn Virginia, Company A, Company B and Company C and continued reciprocal diligence with other interested parties that had not submitted non-binding proposals.
On May 5, 2021, following approval from the Lonestar Board, Barclays granted Penn Virginia and Company B access to a second-round virtual data room. The Lonestar Board instructed Barclays to not grant access to the second-round virtual data room to Company C because its offer was lower than other counterparties but to continue to engage in reciprocal due diligence. The Lonestar Board instructed Barclays to tell Company A it would not be moving forward in the process because its offer was significantly lower than the other counterparties.
On May 20, 2021, representatives of Lonestar management and Barclays held a virtual operational and technical due diligence session with representatives of Penn Virginia’s management.
On May 24-25, 2021, following approval by the Lonestar Board, Barclays sent another bid instruction letter to a select pool of interested parties in the second-round virtual data room or engaged in reciprocal due diligence requesting the submission of non-binding proposals for a transaction with Lonestar by June 7, 2021.
On May 26, 2021, Mr. Geiser communicated via email a confidential non-binding proposal to Mr. Burnett specifying a fixed exchange ratio of 0.390 shares of Penn Virginia common stock per share of Lonestar common stock and reiterated the commercial logic of the proposed transaction (the “May 26 proposal”). Among other matters, the May 26 proposal emphasized the view of the Penn Virginia Board that the transaction would be an at-the-market, stock-for-stock transaction and proposed a period of exclusivity to finalize transaction terms and documentation.
On June 3, 2021, representatives of Penn Virginia reaffirmed its non-binding proposal to acquire Lonestar in an all-stock transaction with a presentation outlining the merits of such transaction.
On June 6, 2021, Lonestar received a non-binding proposal from Company C. Company C again proposed a combination of Lonestar and Company C following which the equity holders of Company C would own 45% of the combined company and Lonestar stockholders would own 55% of the combined company.
On June 7, 2021, Lonestar received a non-binding proposal from Company B. Company B proposed acquiring Lonestar for $7.50 in cash per share of Lonestar common stock.
On June 8, 2021, the Lonestar Board met, with members of Lonestar management and representatives of Barclays in attendance, to discuss the non-binding proposals from Company B, Company C and Penn Virginia. The Lonestar Board determined that Company B’s offer was too low. The Lonestar Board also discussed Penn Virginia’s offer, noting the benefits of combining with a larger public company with more liquid trading. The Lonestar Board discussed countering to Penn Virginia’s proposal with an exchange ratio valuing Lonestar at $12-16 per share. In addition, the Lonestar Board discussed the offer from Company C, noting that a combination with Company C could improve Lonestar’s capital structure if Company C would agree to favorable equity splits to Lonestar. The Lonestar Board discussed countering to Company C with a proposal for a combination following which the equity holders of Company C would own 25-30% of the combined company and Lonestar stockholders would own 70-75% of the combined company.
Later that day, Messrs. Geiser and Burnett spoke by phone and discussed a potential combination, including, among other things, the strategic fit of the companies’ respective assets, expected synergies and market reception, and the potential for the combined company to access debt financing on attractive terms.
On June 10, 2021, the Lonestar Board met, with members of Lonestar management and representatives of Barclays in attendance, to further discuss the non-binding proposals from Company C and Penn Virginia. The Lonestar Board decided to provide a counter to Penn Virginia with an exchange ratio valuing Lonestar at $16 per share and to Company C with a proposal for a combination following which the equity holders of Company C would own 30% of the combined company and Lonestar stockholders would own 70% of the combined company.
On June 11, 2021, Barclays, on behalf of Lonestar, made the counterproposal to Company C for a combination with Lonestar with 70% Lonestar/30% Company C equity splits.
Also on June 11, 2021, Barclays, on behalf of Lonestar, made the counterproposal to Penn Virginia, stating that the Lonestar Board did not believe an at-market deal was in the best interests of Lonestar’s stockholders and proposing an exchange ratio that would value Lonestar at $16.00 per share, which as of the close of trading on June 10, 2021, would have implied an exchange ratio of 0.67 Penn Virginia shares per Lonestar share.

On June 15, 2021, Company C responded to Lonestar’s counteroffer of 70% Lonestar/30% Company C equity split stating that they were not willing to move forward on the proposed counteroffer and reiterated their previous proposal.
On June 16, 2021, Mr. Burnett and Mr. Geiser had a call to discuss Lonestar’s June 11th counteroffer to Penn Virginia. Mr. Geiser explained that Penn Virginia was unwilling to acquire Lonestar in a transaction valuing Lonestar’s common stock at $16.00 per share but would consider pursuing a transaction at an exchange ratio that valued Lonestar’s common stock at $12.00 per share. Mr. Burnett told Mr. Geiser that Lonestar would consider the revised offer, but would not likely be supportive of a transaction valuing Lonestar common stock at $12.00 per share due to the increased value of Lonestar’s assets that was brought about by the recent significant increase in the price of oil and natural gas.
Later on June 16, 2021, Penn Virginia submitted a new non-binding proposal to acquire Lonestar in an all-stock transaction. In its new proposal, Penn Virginia proposed an exchange ratio of 0.50 shares of Penn Virginia common stock for each share of Lonestar common stock, an implied effective price of $12.62 per share of Lonestar common stock based on the closing price of Lonestar’s common stock on June 16, 2021 (the “June 16 proposal”). The June 16 proposal did not include a financing contingency and stated that Penn Virginia anticipated refinancing a significant portion of Lonestar’s debt through the issuance of senior unsecured notes. In addition, the June 16 proposal included the concept that Lonestar would be entitled to appoint one member of Lonestar’s current board of directors to the Penn Virginia board at closing. The June 16 proposal also contemplated that each stockholder owning more than 15% of Lonestar’s outstanding common stock would sign voting agreements in support of the transaction. Further, Penn Virginia’s June 16 proposal included a proposed exclusivity period of two weeks to finalize transaction terms and documentation to limit execution risk to Penn Virginia.
On June 17, 2021, Mr. Burnett contacted Mr. Geiser to indicate that the Lonestar Board may be amenable to a transaction with Penn Virginia at the exchange ratio specified in the June 16 proposal. After discussion, Messrs. Geiser and Burnett agreed to instruct their respective legal advisors to advance a draft of the Merger Agreement, an exclusivity agreement for a period to be agreed by their respective companies (the “exclusivity agreement”), and an issues list summarizing the material, outstanding commercial and legal matters for each of Penn Virginia’s and Lonestar’s consideration.
On June 17, 2021, the Lonestar Board met, with members of Lonestar management and representatives of Barclays in attendance, to discuss the latest responses from Company C and Penn Virginia. After discussion, the Lonestar Board determined that a combination with Company C at equity splits favorable to Lonestar did not seem viable. The Lonestar Board agreed that a combination with Penn Virginia was the best option for Lonestar’s stockholders, noting the benefits of combining with a company with a larger market capitalization, increased trading liquidity and greater access to capital. Discussion then turned to whether to make another counteroffer to Penn Virginia. The Lonestar Board also discussed the pros and cons of continuing as a stand-alone company, including the risk of ongoing industry consolidation and negative investor sentiment towards the sector, the combination of which might further erode Lonestar’s trading multiples in comparison to larger competitors. Based on this discussion, the Lonestar Board agreed that Penn Virginia was an attractive merger partner, but that Lonestar should seek an exchange ratio in excess 0.50 before commencing negotiations of transaction documents. The Lonestar Board agreed to counter to Penn Virginia one more time with a proposed exchange ratio of 0.55 per share. The Lonestar Board then decided it was time to engage outside legal representation and a financial advisor to give a fairness opinion for a potential transaction. The Lonestar Board approached Stephens to provide a fairness opinion.
On June 18, 2021, and consistent with prior discussions among the members of the Penn Virginia Board, Mr. Geiser provided representatives of Barclays with a draft exclusivity agreement providing for an exclusivity period of 14 days.
Also on June 18, 2021, Lonestar engaged Vinson & Elkins LLP (“V&E”) to act as its counsel in negotiations with Penn Virginia.
That same day, the Lonestar Board met, with members of Lonestar management and representatives of Barclays in attendance, to receive an update on discussions with Penn Virginia. Christopher Watson, Managing Director at Barclays, summarized a phone call with Mr. Geiser where Mr. Watson made the Lonestar counteroffer of a 0.55 per share exchange ratio. Mr. Geiser explained that Penn Virginia would not go above a 0.50 exchange ratio. After discussion, the Lonestar Board agreed that following an extensive strategic evaluations process and given Lonestar’s size and debt levels, a deal with Penn Virginia at a 0.50 exchange ratio would be the best option for Lonestar’s stockholders. The Lonestar Board then decided to have a meeting with representatives of V&E the following day.
On June 19, 2021, the Lonestar Board met, with members of Lonestar management and representatives of V&E and Barclays in attendance. During the meeting, representatives of Barclays and the Lonestar Board summarized for V&E the extensive process Lonestar had run and the current proposals from Penn Virginia, Company B and Company C. A representative of V&E reviewed with the members of the Lonestar Board their fiduciary duties with respect to evaluating strategic alternatives. The Lonestar Board determined to proceed with negotiating a deal with Penn Virginia but to continue requesting a higher exchange ratio. The Lonestar Board and meeting participants then discussed whether to enter into a 14-day period of exclusive negotiations with Penn Virginia. Following discussion, the Lonestar Board determined that Mr. Long would contact Mr. Geiser to reiterate the Lonestar Board’s desire for an exchange ratio of 0.55 and reject Penn Virginia’s proposal for exclusivity at the current proposed exchange ratio.
On June 21, 2021, Mr. Bracken discussed with representatives of Stephens a potential engagement for Stephens to provide a fairness opinion for a transaction with Penn Virginia. Over the next several weeks, Lonestar management provided Stephens with the necessary materials to give such an opinion.
Also on June 21, 2021, through separate conversations, each of Mr. Eric Long on behalf of the Lonestar Board and representatives of Barclays acting at the direction of the Lonestar Board urged Mr. Geiser to increase the exchange ratio. Mr. Geiser reaffirmed the most recent exchange ratio of 0.50 shares of Penn Virginia common stock per share of Lonestar common stock from Penn Virginia’s June 16 proposal, highlighting the implied premium and the strategic benefits of a combination. That same day, the Lonestar Board met, with members of Lonestar management in attendance. Mr. Long summarized his discussion with Mr. Geiser that day. The Lonestar Board then discussed potential valuation differences and decided that Mr. Burnett should call Mr. Geiser the following day to discuss ways to bridge the valuation gap.
On June 22, 2021, Mr. Burnett and Mr. Geiser had a call during which Mr. Geiser stated that Penn Virginia would be willing to increase its offer to an exchange ratio of 0.51 so long as Lonestar agreed to two weeks of exclusivity. Mr. Burnett responded that he needed to discuss with the full Lonestar Board and its advisors before responding.
On June 23, 2021, and based on discussions with members of the Penn Virginia Board, Mr. Geiser sent a draft term sheet to Mr. Burnett (the “June 23 proposal”) specifying, among other things, the following: (i) an exchange ratio to 0.51 shares of Penn Virginia common stock per share of Lonestar common stock, (ii) support agreements requiring the majority stockholders of each of Lonestar and Penn Virginia to vote in favor of the transaction that would not terminate upon a change of recommendation by the applicable party’s board (a “Change of Recommendation Fall Away”), (iii) the Lonestar Supporting Stockholders would be required to approve the Integrated Mergers by written consent within three days after the effectiveness of the Form S-4 for the transaction (the “Written Consent Deadline”), (iv) a requirement by each of Lonestar and Penn Virginia to submit the transaction to its stockholders for approval, and an inability to terminate the merger agreement for a superior acquisition proposal, regardless of any change of recommendation by such party’s board or the announcement of an acquisition proposal (a “Force the Vote Provision”), (v) termination fees payable by each of Lonestar and Penn Virginia in certain circumstances, with the amount of the termination fee being the same for both Lonestar and Penn Virginia (“Reciprocal Termination Fee”) and (vi) a requirement of each of Lonestar and Penn Virginia to reimburse the other party for expenses in the event such party’s stockholders did not approve the transaction (a “Naked No Vote Fee”).
That same day, Mr. Burnett, on behalf of the Lonestar Board, sent an email to Mr. Geiser summarizing the status of discussions among the Lonestar Board regarding Penn Virginia’s June 23 proposal increasing the exchange ratio from the June 16 proposal to 0.51 shares of Penn Virginia common stock per share of Lonestar common stock and Penn Virginia’s proposal of a 14-day exclusivity period. Mr. Burnett also acknowledged receipt of the June 23 proposal, without agreeing to the terms thereof, and requested that Penn Virginia prepare a full merger agreement for Lonestar’s consideration.
Also on June 23, 2021, the Lonestar Board met, with members of Lonestar management and representatives of V&E and Barclays in attendance. Mr. Burnett summarized his conversation with Mr. Geiser the previous day. A representative of V&E also summarized the terms of the proposed merger agreement. After discussion, the Lonestar Board authorized Mr. Burnett to respond to Mr. Geiser by agreeing to move forward with an exchange ratio of 0.51 and ten days of exclusivity so long as the exclusivity terms were mutual as between Lonestar and Penn Virginia. That evening, Mr. Burnett and Mr. Chris Watson, advisor to Lonestar, conveyed to Mr. Geiser the determination of the Lonestar Board and discussed proceeding to negotiate the terms of the exclusivity agreement.
On June 24 and June 25, 2021, representatives of each of Penn Virginia and Lonestar exchanged drafts of and discussed the terms of the exclusivity agreement.
On June 25, 2021, Penn Virginia and Lonestar executed the exclusivity agreement providing for the parties to exclusively engage regarding the Transactions for a period of ten days, ending July 5, 2021, subject to certain exceptions.
Also on June 25, 2021, K&E sent V&E an initial draft of the merger agreement. The merger agreement was generally consistent with the June 23 proposal, except that it provided for the payment of a full termination fee by Lonestar to Penn Virginia in the event the Lonestar stockholders signing support agreements (the “Lonestar Supporting Stockholders”) did not approve the Integrated Mergers by written consent by the Written Consent Deadline (a “Written Consent Termination Fee”).
On June 27, 2021, representatives of Penn Virginia provided a draft of the Lonestar Support Agreement to Lonestar.
On June 28, 2021, V&E sent K&E a revised draft of the merger agreement. The revised draft, among other things, eliminated the Written Consent Termination Fee and Force the Vote Provision for Lonestar and the Naked No Vote Fee for Penn Virginia. The revised draft also provided that the Penn Virginia termination fee would be twice the amount of the Lonestar termination fee, instead of the Reciprocal Termination Fee proposed by Penn Virginia.
On June 29, 2021, representatives of V&E provided a draft of Lonestar’s disclosure schedules to K&E.
On June 30, 2021, K&E sent V&E a revised draft of the merger agreement. The revised draft, among other things, provided that a majority of Lonestar’s stockholders must approve the Integrated Mergers by written consent and, similarly, that a majority of Penn Virginia’s shareholders must deliver a support agreement obligating them to vote in favor of the transaction. In addition, the revised draft removed the Force the Vote Provision for Penn Virginia. The revised draft also provided Reciprocal Termination Fees for Lonestar and Penn Virginia.
On July 1, 2021, Penn Virginia provided access to its virtual data room to Lonestar and its legal and financial representatives. In addition, Lonestar and Stephens entered into an engagement letter pursuant to which Stephens would, if requested, provide an opinion to the Lonestar Board as to the fairness of the merger consideration in the proposed merger between Lonestar and Penn Virginia.
That same day, the Penn Virginia Board convened a special meeting with its legal and financial advisors. At the invitation of the Penn Virginia Board, Evercore provided a presentation to the Penn Virginia Board summarizing the history of Penn Virginia’s engagement with Lonestar and consolidating the various metrics and analyses conducted. Within such presentation, Evercore noted the Penn Virginia Board’s inquiry into (i) the strategic fit of the potential combination, (ii) the opportunity for accretion of key financial metrics, including free cash flow and cash flow from operations, (iii) the implied transaction value relative to the value of Lonestar’s assets, as updated using the Penn Virginia management team estimates of NYMEX strip pricing at June 23, 2021, (iv) the pro forma balance sheet resulting from the Integrated Mergers, including projected leverage and liquidity, and (v) Lonestar’s asset inventory as an opportunity for scale, operational efficiency and synergies.
Also on July 1, 2021, the Lonestar Board and representatives of V&E met to discuss K&E’s latest draft of the merger agreement. After discussion, the Lonestar Board determined that Mr. Burnett and Mr. Bracken would contact Messrs. Geiser, Henke and Kelley to attempt to resolve the outstanding business issues and that V&E would contact K&E to attempt to resolve the outstanding legal points. These discussions were held over the course of the next several days. During these discussions, representatives of Penn Virginia and K&E communicated to representatives of Lonestar and V&E that it was critically important to Penn Virginia that the merger agreement include a Force the Vote Provision for Lonestar and that the Lonestar Support Agreements not include a Change of Recommendation Fall Away, and that Penn Virginia was unwilling to pursue a transaction without those provisions given that increased transaction certainty would, among other things, enhance Penn Virginia’s ability to refinance Lonestar’s debt through a notes offering prior to closing.
On July 2, 2021, representatives of V&E sent a list of open issues with respect to the merger agreement to representatives of K&E. The list summarized material business points for discussion, including matters relating to deal certainty, limitations on Penn Virginia’s actions during the interim operating period and the treatment of employees post-closing, but reserved on other less material and legal drafting points.
On July 4, 2021, K&E sent V&E a further-revised draft of the merger agreement. The revised draft was similar to K&E’s June 30 draft with the notable exception that the draft reinserted a Force the Vote Provision applicable to each of Lonestar and Penn Virginia.
On July 5, 2021, V&E sent K&E a revised draft of the merger agreement. The revised draft, among other things, (i) removed the concept that a termination fee would be payable by each of Lonestar and Penn Virginia in the event a majority of its stockholders did not deliver support agreements by 6 AM the day following execution of the merger agreement and (ii) provided that the Penn Virginia termination fee would be twice the amount of the Lonestar termination fee, instead of the Reciprocal Termination Fee proposed by Penn Virginia.
Also on July 5, 2021, Lonestar sent a draft of the Lonestar Support Agreements to the Lonestar Supporting Stockholders.
Further on July 5, 2021, the initial 10-day exclusivity period expired and was not renewed by Lonestar and Penn Virginia, but the parties continued to work constructively and expeditiously towards finalizing the transaction documents, pending resolution of the remaining commercial and valuation points.
On July 6, 2021, the Lonestar Board met, with members of Lonestar management and representatives of V&E and Barclays in attendance. Representatives of V&E summarized the latest terms of the merger agreement and Lonestar Support Agreements. The Lonestar Board discussed at length the proposal in Penn Virginia’s July 5 draft of the merger agreement that the Lonestar Supporting Stockholders would be required to deliver irrevocable support agreements within 24 hours after signing. The Lonestar Board noted that this would eliminate Lonestar’s ability to communicate with other potential acquirers following the time the Lonestar Supporting Stockholders executed the support agreements. The Lonestar Board weighed this fact against others, including Penn Virginia’s position that it would not agree to a transaction without Lonestar stockholder approval certainty. The Lonestar Board also discussed the benefits of stockholder approval certainty, including that it would enhance Penn Virginia’s ability to refinance Lonestar’s debt through a notes offering prior to closing. In addition, the Lonestar Board noted it was confident that it had conducted an expansive market check and that the transaction with Penn Virginia was the best transaction to materialize for Lonestar stockholders following discussions with dozens of other potential bidders. The Lonestar Board also agreed to schedule a meeting with Stephens for July 8 to discuss Stephens’s financial analysis related to the Integrated Mergers.
Over the next several days, the business principals at Lonestar and Penn Virginia and representatives of V&E and K&E had several discussions on the outstanding business and legal points in the merger agreement and support agreements. During these discussions, the parties, after consulting with their respective board of directors, agreed (i) that Lonestar would be permitted to grant remaining unallocated equity awards under Lonestar’s management incentive plan at closing in its sole discretion, (ii) that Penn Virginia’s termination fee would be twice the amount of Lonestar’s termination fee and (iii) that no termination fee would be payable by each of Lonestar and Penn Virginia in the event its majority stockholders did not deliver support agreements by the support agreement deadline. In addition, during this period the parties discussed the treatment of Lonestar’s warrants in the Integrated Mergers.
On July 7, 2021, representatives of K&E provided a further revised draft of the Lonestar Support Agreement to V&E that reflected, among other updates regarding the transaction structure, discussions between the parties regarding transferability of the Lonestar common stock during the pendency of the transactions.
On July 8, 2021, K&E sent V&E an initial draft of the Penn Virginia Support Agreement to be signed by the Penn Virginia Supporting Shareholders, which was based on the form of the Lonestar Support Agreement.

Also on July 8, 2021, the Lonestar Board met, with members of Lonestar management and representatives of V&E, Stephens and Barclays in attendance. At this meeting, Stephens presented its preliminary financial analysis regarding a transaction with Penn Virginia. In addition, the Lonestar Board and meeting attendees reviewed and discussed the open points in the merger agreement and support agreements.
On July 9, 2021, K&E sent V&E a revised draft of the merger agreement. The revised draft reflected the previously-agreed-upon points but provided that if either Lonestar’s or Penn Virginia’s supporting stockholders did not deliver support agreements by the support agreement deadline, the other party would be entitled to a $1.5 million expense reimbursement payment (the “Support Agreement Expense Reimbursement”).
Also on July 9, 2021, the parties finalized the terms of the Lonestar Support Agreements and Penn Virginia Support Agreement.
That same day, the Penn Virginia Board convened a special meeting with representatives of its legal and financial advisors. Representatives from K&E refreshed the Penn Virginia Board on its fiduciary duties under Virginia law in connection with the proposed merger. At this time, Penn Virginia’s management and counsel informed the Penn Virginia Board that the remaining significant matters in the Merger Agreement had been resolved in a manner consistent with the prior week’s discussions. Evercore provided a confirmatory analysis of the transaction on the basis of the metrics discussed at each meeting of the Penn Virginia Board, including the effect on the transaction premium resulting from the relative trading of each of Penn Virginia common stock and Lonestar common stock since last discussed. At close of market on July 9, 2021, an exchange ratio of 0.51 shares of Penn Virginia common stock per share of Lonestar common stock represented an approximate 17% premium to the closing price of Lonestar common stock on the last trading day prior to the announcement of the Integrated Mergers. Following a discussion of these matters, the Penn Virginia Board unanimously (i) determined that the Merger Agreement and transactions contemplated thereby, including the Integrated Mergers, the contribution and the share issuance, were in the best interests of Penn Virginia, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Integrated Mergers and the contribution and (iii) directed that the stock issuance be submitted to the Penn Virginia shareholders for approval and (iv) resolved to recommend that Penn Virginia shareholders approve the share issuance contemplated by the Merger Agreement.
On July 10, 2021, following discussion among the business principals of Lonestar and Penn Virginia and representatives of V&E and K&E, Penn Virginia agreed to remove the Support Agreement Expense Reimbursement from the merger agreement.
That same day, the Lonestar Board met, with members of Lonestar management and representatives of V&E, Barclays and Stephens in attendance, to consider the proposed final terms of the Integrated Mergers. At this meeting, a representative of V&E updated the Lonestar Board on the key terms in the merger agreement and reviewed with the members of the Lonestar Board their fiduciary duties with respect to the evaluation of the proposed mergers. Stephens then reviewed its financial analysis of the exchange ratio and rendered an oral opinion to the Lonestar Board (confirmed by delivery of a written opinion addressed to the Lonestar Board dated the same date) to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions stated therein, the merger consideration expected to be received by the holders of Lonestar common stock (other than, as applicable, Penn Virginia and its affiliates) was fair to the holders of Lonestar common stock from a financial point of view, as more fully described below in the section entitled “—Opinion of Lonestar’s Financial Advisor.” Prior to the end of the meeting, the Lonestar Board unanimously (i) determined that the merger agreement, the Integrated Mergers and the other transactions contemplated by the merger agreement were in the best interests of, and were advisable to, Lonestar and its stockholders, (ii) approved and declared advisable the merger agreement, the Integrated Mergers and the other transactions contemplated thereby, (iii) approved and declared advisable the Penn Virginia Support Agreement and the transactions contemplated thereby and (iv) recommended that Lonestar stockholders adopt and approve the merger agreement, the Integrated Mergers and the other transactions contemplated thereby.
Later that evening, Penn Virginia and Lonestar executed the merger agreement. Following execution of the merger agreement, the Lonestar Supporting Stockholders and the Penn Virginia Supporting Shareholders executed and delivered the Lonestar Support Agreements and Penn Virginia Support Agreement, respectively.
Prior to the open of trading on the Nasdaq on the morning of July 12, 2021, Lonestar and Penn Virginia issued a joint press release announcing the transactions contemplated by the Merger Agreement.

Recommendation of the Penn Virginia Board and its Reasons for the Integrated Mergers
On July 9, 2021 the Penn Virginia Board unanimously (a) approved and declared advisable the Merger Agreement and the Transactions contemplated thereby, including the Integrated Mergers and the Contribution, (b) approved the execution, delivery and performance of the Merger Agreement and the consummation of the Transactions contemplated thereby, including the Integrated Mergers and the Contribution and (c) directed that the stock issuance be submitted to the Penn Virginia shareholders for approval. The Penn Virginia Board unanimously recommends that holders of Penn Virginia Common Stock vote “FOR” the Share Issuance Proposal.
In the course of reaching its determinations and recommendations, the Penn Virginia Board consulted with Penn Virginia’s senior management and its outside legal and financial advisors and considered several potentially positive factors that weighed in favor of the Integrated Mergers, including the following (not necessarily presented in order of relative importance):
Synergies and Strategic Considerations
•
The belief that Lonestar’s contiguous and complementary assets represent an attractive strategic fit with Penn Virginia’s assets, which should allow for substantial value enhancement and immediate integration of operations;

•	The belief that the Integrated Mergers are expected to create approximately $20 million of annual synergies through operational efficiencies and reduction to overhead costs;
•
The fact that the combined company will continue to be led by Penn Virginia’s strong, experienced management team and that the addition of one member of the Lonestar Board will be added to the Penn Virginia Board in connection with the merger, which will enhance the likelihood of meeting or exceeding the strategic benefits that Penn Virginia expects to derive from the merger;

•	The fact that Lonestar’s current production and pending well completions will add substantial scale, asset diversity and additional cash flow to Penn Virginia’s operations;
•
The belief that the merger will further Penn Virginia’s commitment to sustainability by connecting more wells to pipelines to reduce flaring; by sharing facilities in order to reduce operational footprint; and implementing leak detection and prevention technologies at more locations to further mitigate emissions;

•	The belief that the Penn Virginia merger will be accretive to certain key metrics, including cash flow per share and free cash flow; and
•
The belief that the acquisition of Lonestar will add a substantial number of additional drilling locations, and the contiguous acreage allows for operational capital and operational efficiencies by drilling longer laterals.

Value, Leverage and Liquidity
•
The belief that the implied transaction value represents a discount to such proven producing assets’ PV-10 valuation at then current commodity prices, excluding the value of future development opportunities or synergies, and the proposed acquisition cost equates to less than $30,000/boe per day for Lonestar’s current production, a significant discount relative to other recent comparable transactions;

•	The belief that the combined company will have low leverage which is expected to be further reduced in 2022; and
•	The belief that the combined company will maintain substantial liquidity and financial flexibility due to its enhanced scale and expected free cash flow generation.
Likelihood of Completion of the Transaction
•	The belief that the transaction will be consummated prior to November 26, 2021, due to the limited number and customary nature of the closing conditions;

•
The fact that Lonestar stockholders collectively holding approximately 80% of the outstanding shares of Lonestar common stock as of July 9, 2021 entered into support agreements with Penn Virginia pursuant to which such Lonestar stockholders have agreed, among other things, to vote all shares of Lonestar common stock beneficially owned by such stockholders in favor of the adoption of the Merger Agreement; and

•
The fact that Juniper, which holds approximately 60% of the voting power of Penn Virginia, entered into a support agreement with Lonestar pursuant to which such Penn Virginia shareholders have agreed, among other things, vote all shares of Series A Preferred Stock beneficially owned by such shareholders (i) in favor of the share issuance.

Favorable Terms of the Merger Agreement
•
The belief that, in coordination with Penn Virginia’s legal advisors, the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to closing, and the circumstances under which the Merger Agreement may be terminated, are reasonable.

The Penn Virginia Board also considered and balanced against the potentially positive factors a number of uncertainties, risks and other countervailing factors in its deliberations concerning the merger and the Merger Agreement, including the following (not necessarily presented in order of relative importance):
•	The fact that the merger may not be completed in a timely manner or at all and the potential consequences of non-completion or delays in completion;
•
The fact that the exchange ratio is fixed and will not fluctuate in the event that the market price of Penn Virginia common stock increases relative to the market price of Lonestar common stock between the date of the Merger Agreement and the closing of the merger;

•
The effect that the length of time from announcement until completion of the merger could have on the market price of Penn Virginia common stock, oil and natural gas prices, Penn Virginia’s operating results and the relationship with Penn Virginia’s employees, shareholders, customers, suppliers, regulators and others who do business with Penn Virginia;

•
The risks and contingencies relating to the announcement and pendency of the merger, including the potential for diversion of management and employee attention and the potential effect of the combination on the businesses of both companies and the restrictions on the conduct of Penn Virginia’s business during the period between the execution of the Merger Agreement and the completion of the transactions contemplated thereby;

•	The transaction costs to be incurred by Penn Virginia in connection with the merger;
•
The fact that Penn Virginia would be required to pay Lonestar a termination fee of $6 million, if the Merger Agreement is terminated under certain circumstances. The Penn Virginia Board believed that the termination fee is consistent with comparable transactions and would not be preclusive of other offers. In addition, if the Merger Agreement is terminated, Penn Virginia will generally be required to pay its own expenses associated with the transaction;

•
The fact that there are restrictions in the Merger Agreement on Penn Virginia’s ability to solicit competing bids to acquire it and to entertain other acquisition proposals unless certain conditions are satisfied;

•
The fact that the restrictions on Penn Virginia’s conduct of business prior to completion of the transaction could delay or prevent Penn Virginia from undertaking business opportunities that may arise or taking other actions with respect to its operations during the pendency of the transaction; and

•
The Penn Virginia Board considered risks of the type and nature described under the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 22 and 25, respectively.

After taking into account the factors set forth above, as well as others, the Penn Virginia Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the transaction were outweighed by the potential benefits of the transaction to Penn Virginia shareholders. The foregoing discussion of factors considered by Penn Virginia is not intended to be exhaustive but summarizes the material factors considered by the Penn Virginia Board. In light of the variety of factors considered in connection with their evaluation of the Merger Agreement and the transaction, Penn Virginia did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Moreover, each member of the Penn Virginia Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Penn Virginia Board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, Penn Virginia’s senior management and the Penn Virginia Board’s outside legal and financial advisors.
In considering the recommendation of the Penn Virginia Board to approve the Merger Agreement, holders of Penn Virginia common stock should be aware that the executive officers and directors of Penn Virginia may have certain interests in the transaction that may be different from, or in addition to, the interests of Penn Virginia shareholders generally. See the section entitled “—Interests of Penn Virginia’s Directors and Executive Officers in the Integrated Mergers” beginning on page 76.
It should be noted that this explanation of the reasoning of the Penn Virginia Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 22.
Recommendation of the Lonestar Board and its Reasons for the Integrated Mergers
By unanimous vote, the Lonestar Board, at a meeting held on July 10, 2021, among other things, (i) determined that the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement are in the best interests of, and are advisable to, Lonestar and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Integrated Mergers and the other transactions contemplated thereby, (iii) approved and declared advisable the Penn Virginia Support Agreement and the transactions contemplated thereby and (iv) recommended that Lonestar stockholders adopt and approve the Merger Agreement, the Integrated Mergers and the other transactions contemplated thereby. The Lonestar Board unanimously recommends that Lonestar stockholders “CONSENT” to the Lonestar Merger Proposal and “CONSENT” to the Lonestar Compensation Proposal.
In evaluating the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement, the Lonestar Board consulted with Lonestar’s senior management, outside legal counsel and financial advisors. The Lonestar Board determined that entering into the Merger Agreement with Penn Virginia provided a superior path for maximizing stockholder value reasonably available to Lonestar and mitigating risk, compared to pursuing an alternative transaction. In arriving at this determination and in recommending that the Lonestar stockholders vote their shares of Lonestar Common Stock in favor of adoption of the Merger Agreement, the Lonestar Board considered a number of factors, including the following factors (not necessarily in order of relative importance) which the Lonestar Board viewed as being generally positive or favorable in coming to its determination, approval and related recommendation:
•
Increases Scale in the Eagle Ford Shale. The fact that the combined company will be a scaled pure-play operator in the Eagle Ford and the Lonestar Board’s belief that the combined company will benefit from premier and complementary acreage in the Eagle Ford, headlined by approximately 750 estimated gross well locations and a strong history of productive assets within the basin.

•
Credit Profile and Cost of Capital. The fact that the combined company will have an enhanced credit profile relative to Lonestar’s credit profile, which is expected to result in significantly better access to capital and at a lower cost of capital than would be realized by Lonestar on a standalone basis.

•
Improves and Strengthens Balance Sheet and Liquidity. The fact that the combined company will retain a strong balance sheet, with a pro forma net debt-to-adjusted EBITDAX ratio of less than 1.6x on a trailing 12-month basis as of June 30, 2021 and a target of 1.0x expected to be achieved in early 2022, and strong liquidity, with significant undrawn capacity on its credit facility expected at closing.

•
Larger and More Liquid Market Capitalization; Listing on a Premier Stock Exchange. The fact that the combined company will have a larger market capitalization than Lonestar on a standalone basis and will be listed on the Nasdaq, increasing visibility, access to the capital markets and liquidity for Lonestar stockholders. Moreover, the Lonestar Board considered the fact that trading liquidity of the combined company is expected to allow for enhanced trading capabilities for Lonestar stockholders.

•
Exchange Ratio and Form of Merger Consideration. The value offered by the exchange ratio of 0.51 shares of Penn Virginia Common Stock for each share of Lonestar Common Stock, which represents a premium of approximately 17.4% to the closing price of Lonestar Common Stock on July 9, 2021, the last trading day before the public announcement of the Integrated Mergers and a premium of approximately 31.4% to the 30-day volume weighted average trading price of Lonestar Common Stock immediately prior to the execution of the Merger Agreement. Additionally, the fact that the all-stock merger consideration will allow Lonestar stockholders to potentially benefit from longer-term economic appreciation and participate in any further energy market recovery.

•
Drives Significant Cost Synergies. The belief that the Integrated Mergers are expected to create approximately $20 million of annual synergies through operational efficiencies and reduction to overhead costs.

•
Meaningful Participation in the Combined Company. The Lonestar Board considered that the strategic combination with Penn Virginia would allow the Lonestar stockholders to have a meaningful ownership interest in a larger enterprise, with an expected pro forma ownership of approximately 13%, and allow one Lonestar director to have a continuing influence on the execution of the strategy and business plan of the combined company through the appointment of one current Lonestar director to the Penn Virginia Board at closing.

•
Strategic Alternatives Process; Alternative Combination Transactions. The Lonestar Board considered the strategic alternative review process conducted by the Lonestar Board with the assistance of Barclays, including that since February 2021 representatives of Barclays and/or Lonestar’s management contacted 57 counterparties, including public and private companies and companies sponsored by financial sponsors, regarding a strategic transaction with Lonestar as part of the Lonestar Board’s exploration of strategic alternatives. The Lonestar Board considered, with the assistance of Lonestar’s management and advisors, the potential for and benefits of alternative transactions based on preliminary, non-binding indications of interest received in connection with Lonestar’s exploration of strategic alternatives, and believed that it was unlikely that an alternative transaction would provide more long-term value to the Lonestar stockholders than the Integrated Mergers. For further discussion regarding the consideration of alternative transactions by Lonestar, please see “The Integrated Mergers—Background of the Integrated Mergers” beginning on page 39.

•
Stockholder Support. The Lonestar Board considered the support of the Integrated Mergers by the Lonestar Supporting Stockholders, as evidenced by the execution of the Lonestar Support Agreements, and that the Lonestar Supporting Stockholders are receiving the same per-share consideration in the Integrated Mergers as all other Lonestar stockholders generally and are not receiving, in connection with the Integrated Mergers, any other consideration or benefit not received by all other Lonestar stockholders generally.

•
Tax Considerations. The Lonestar Board considered that the Integrated Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

•
Opinion of Lonestar’s Financial Advisor. The Lonestar Board considered the financial presentation and opinion of Stephens, dated July 10, 2021, to the Lonestar Board as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration expected to be received by holders of Lonestar Common Stock, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Stephens as more fully described below under the heading “—Opinion of Lonestar’s Financial Advisor.”

•
Terms of the Merger Agreement; Likelihood of Completion. The Lonestar Board reviewed, in consultation with Lonestar’s legal advisors, and considered that the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants and the circumstances under which the Merger Agreement may be terminated, in its belief, are reasonable. The Lonestar Board also reviewed and considered the conditions to the completion of the Integrated Mergers, including customary regulatory approvals.

The Lonestar Board also considered and balanced against the potentially positive factors a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (not necessarily in order of relative importance):
•
Merger Consideration. The Lonestar Board considered that, because the merger consideration is based on a fixed exchange ratio rather than a fixed value, Lonestar stockholders bear the risk of a decrease in the trading price of Penn Virginia Common Stock during the pendency of the Integrated Mergers and the fact that the Merger Agreement does not provide Lonestar with a value-based termination right or an adjustment to the consideration received. Further, as the merger consideration consists of Penn Virginia Common Stock, the value of such consideration is subject to certain risks related to the business and financial condition of Penn Virginia, as more fully described in the section entitled “Risk Factors—Risks Relating to Penn Virginia and Lonestar” beginning on page 30.

•
Interim Operating Covenants. The Lonestar Board considered the restrictions on the conduct of Lonestar’s and its subsidiaries’ businesses during the period between the execution of the Lonestar Agreement and the completion of the Integrated Mergers as set forth in the Merger Agreement, including that Lonestar must conduct its business only in the ordinary course, subject to specific limitations, which could negatively impact Lonestar’s ability to pursue certain business opportunities or strategic transactions.

•
Risks Associated with the Timing and Pendency of the Integrated Mergers. The Lonestar Board considered the risks and contingencies relating to the announcement and pendency of the Integrated Mergers and the amount of time that may be required to consummate the Integrated Mergers (including the likelihood of litigation or other opposition brought by or on behalf of Lonestar stockholders or Penn Virginia shareholders challenging the Integrated Mergers and the other transactions contemplated by the Merger Agreement, and the fact that the completion of the Integrated Mergers depends on factors outside of Lonestar’s or Penn Virginia’s control) and the risks and costs to Lonestar if the completion of the Integrated Mergers is not accomplished in a timely manner or if the Integrated Mergers do not close at all, either of which could have an adverse impact on Lonestar, including potential employee attrition, the impact on Lonestar’s relationships with third parties and the effect termination of the Merger Agreement may have on the trading price and volumes of Lonestar’s Common Stock and Lonestar’s operating results.

•
Possible Failure to Achieve Synergies. The Lonestar Board considered the potential challenges and difficulties in integrating the business, operations and workforce of Lonestar into those of Penn Virginia and the risk that anticipated cost synergies and operational efficiencies between the two companies, or other anticipated benefits of the Integrated Mergers, might not be realized or might take longer to realize than expected.

•
Alternative Proposals. The Lonestar Board considered the terms of the Merger Agreement relating to the no-shop covenants, including the fact that Lonestar would be prohibited from responding to alternative acquisition proposals following the earlier of (a) the delivery of the Lonestar Support Agreements by Lonestar Supporting Stockholders holding a majority of Lonestar’s outstanding common stock or (b) in the event of a Lonestar Stockholder Meeting Election by Penn Virginia, the time the Lonestar Stockholder Approval is obtained.

•
Change of Recommendation. The Lonestar Board considered that, in the event that the Lonestar Board changes its recommendation to its stockholders to adopt the Merger Agreement, Lonestar is still required to hold a stockholder vote on the adoption of the Merger Agreement and the Lonestar Supporting Stockholders would continue to be obligated to vote in favor of the Merger Proposal.

•
Termination Fee. The Lonestar Board considered that, under specified circumstances, Lonestar may be required to pay a termination fee in the event the Merger Agreement is terminated and the effect this could have on Lonestar. For further discussion regarding the circumstances in which Lonestar would be required to pay the termination fee to Penn Virginia, please see “The Merger Agreement—Termination Fee” beginning on page 112.

•
Interests of Lonestar’s Directors and Executive Officers. The Lonestar Board considered that Lonestar’s directors and executive officers may have interests in the Integrated Mergers that may be different from, or in addition to, those of the Lonestar stockholders generally. For more information about such interests, see below under the heading “—Interests of Lonestar’s Directors and Executive Officers in the Integrated Mergers” beginning on page 5.

•
Costs. The Lonestar Board considered the substantial transaction costs associated with entering into the Merger Agreement and the completion of the Integrated Mergers, as well as the possible diversion of management and employee time and energy, potential opportunity cost and disruption of Lonestar’s business operations.

•	Litigation. The potential for litigation relating to the Integrated Mergers and the associated costs, burden and inconvenience involved in defending those proceedings.
•
Other Risks. The Lonestar Board considered risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 25 and 22, respectively.

The Lonestar Board considered all of these factors as a whole, as well as others, and, on balance, concluded that the potential benefits of the Integrated Mergers to Lonestar stockholders outweighed the risks, uncertainties, restrictions and potentially negative factors associated with the Integrated Mergers.
The foregoing discussion of factors considered by the Lonestar Board is not intended to be exhaustive, but is meant to include material factors considered by the Lonestar Board. The Lonestar Board collectively reached the conclusion to approve the Merger Agreement in light of the various factors described above and other factors that the members of the Lonestar Board believed were appropriate. In light of the variety of factors considered in connection with its evaluation of the Integrated Mergers, the Lonestar Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Lonestar Board applied his own personal business judgment to the process and may have given different weight to different factors. The Lonestar Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Lonestar Board based its recommendation on the totality of the information available to it, including discussions with Lonestar’s management and outside legal and financial advisors.
It should be noted that this explanation of the reasoning of the Lonestar Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 22.
Opinion of Lonestar’s Financial Advisor
Pursuant to an engagement letter executed as of July 1, 2021, Lonestar retained Stephens to render a fairness opinion to the Lonestar Board in connection with a proposed merger transaction between Lonestar and certain subsidiaries of Penn Virginia.
Pursuant to the Merger Agreement, a wholly-owned subsidiary of Penn Virginia will merge with and into Lonestar, with Lonestar surviving as a wholly-owned subsidiary of Penn Virginia, followed by the merger of the Surviving Corporation into a second wholly-owned subsidiary of Penn Virginia, with the wholly-owned subsidiary of Penn Virginia surviving the merger. In the First Merger, each share of Lonestar Common Stock outstanding, other than shares held by Penn Virginia, its merger subsidiary or Lonestar, will be converted into the right to receive the Exchange Ratio of Penn Virginia Common Stock (such consideration, the “Merger Consideration”). Immediately following the Transaction, Lonestar stockholders and Penn Virginia stockholders will own 13.0% and 87.0%, respectively, of the Penn Virginia Common Stock outstanding.
At the meeting of the Lonestar Board on July 10, 2021, Stephens rendered its oral opinion, subsequently confirmed in writing, to the Lonestar Board that, as of the date of the opinion, and based upon and subject to the various assumptions, methodologies, limitations and considerations described in such opinion, the Merger Consideration expected to be received in the Transaction is fair from a financial point of view to the holders of Lonestar Common Stock (other than, as applicable, Penn Virginia and its affiliates). No limitations were imposed by the Lonestar Board upon Stephens with respect to the investigations made or procedures followed in rendering its opinion.

The issuance of Stephens’ opinion was approved by a fairness opinion committee of Stephens on July 8, 2021.The full text of the written opinion of Stephens, dated as of July 10, 2021, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement. Lonestar’s stockholders are urged to read the opinion in its entirety. Stephens’ written opinion is addressed to the Lonestar Board and is directed only to the Merger Consideration expected to be received by holders of Lonestar Common Stock in the Transaction and does not constitute a recommendation to any Lonestar stockholder as to how such stockholder should vote or act in respect of the proposed Transaction. Stephens has not assumed any responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. The summary of the opinion of Stephens set forth in this proxy statement/consent solicitation statement/prospectus is qualified in its entirety by reference to the full text of such opinion.
In connection with developing its opinion, Stephens:
(i)	discussed with management of Lonestar the operations of, and future business prospects for Lonestar and Penn Virginia;
(ii)
reviewed certain financial statements and other financial and operating data (including financial projections, reserves estimates and acreage positions) concerning Lonestar and Penn Virginia prepared by, or based on assumptions provided by, Lonestar management or Penn Virginia management;

(iii)	compared the financial performance of Lonestar and Penn Virginia with that of certain publicly-traded companies Stephens deemed relevant to Stephens analysis of the Transaction;
(iv)	reviewed the financial terms, to the extent publicly available, of certain other merger or acquisition transactions Stephens deemed relevant to Stephens’ analysis of the Transaction;
(v)	reviewed drafts of the Merger Agreement that were provided to Stephens; and
(vi)	performed such other analyses and provided such other services as Stephens deemed appropriate.
Stephens relied on the accuracy and completeness of the information and financial data provided to it by Lonestar and Penn Virginia (including but not limited to reserves reports and analyses) and of the other information reviewed by Stephens (including but not limited to consensus research analyst data) in connection with the preparation of the opinion, and the opinion is based upon such information. Stephens did not assume any responsibility for independent verification of the accuracy or completeness of any of such information or financial data. The management of Lonestar assured Stephens that they are not aware of any relevant information that was omitted or remained undisclosed to Stephens. While Stephens reviewed reserve reports of Lonestar and Penn Virginia and estimates of the oil and gas reserves of Lonestar and Penn Virginia, Stephens has not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets, oil and gas reserves or liabilities of Lonestar or of Penn Virginia, and Stephens has not been furnished with any such evaluations or appraisals; nor has Stephens evaluated the solvency or fair value of Lonestar or of Penn Virginia under any laws relating to bankruptcy, insolvency or similar matters. Stephens has not assumed any obligation to conduct any physical inspection of the properties or facilities of Lonestar or of Penn Virginia. With respect to the financial forecasts and estimates and assessments of oil and gas reserves prepared by the managements of Lonestar and Penn Virginia, and also reserves as prepared by an independent petroleum engineering consultant in the case of Penn Virginia, Stephens has assumed that they have been reasonably prepared and reflect the best currently available estimates, assessments and judgments of the managements of Lonestar and Penn Virginia as to the future financial performance of Lonestar and Penn Virginia and Stephens has relied thereon. Stephens is not an expert in the evaluation of oil and gas reserves and Stephens expressed no view as to the reserve quantities or the potential for development and production (including, without limitation, the feasibility or timing thereof) of any oil and gas properties. Stephens relied, without independent verification, upon the assessments of Lonestar and Penn Virginia management and on a third party reserve report as to the respective oil and gas reserves of Lonestar and Penn Virginia and as to market trends and prospects relating to the oil and gas industry and the potential effects of such trends and prospects on Lonestar and Penn Virginia, including without limitation the assumptions as to commodity prices reflected in the financial forecasts and estimates referred to above, which prices are subject to significant volatility and which, if different from such assumptions, could have a material impact on Stephens’ opinion.

Stephens is not a legal, regulatory, accounting or tax expert, and Stephens relied solely, and without independent verification, on the assessments of Lonestar and its other advisors with respect to legal, regulatory, accounting and tax such matters. Stephens assumed, with Lonestar’s consent, that the Transaction will not result in adverse tax consequences for Lonestar or its stockholders. Stephens also assumed that the representations and warranties contained in the Merger Agreement and all related documents are true, correct and complete in all material respects.
In connection with the preparation of the opinion, Stephens reviewed and relied on one reserves report case for Lonestar (the “Lonestar Mgmt. Case”), which was prepared by the management of Lonestar, as of July 1, 2021. Stephens reviewed and relied on three separate reserves report cases for Penn Virginia: (i) the “Lonestar Mgmt. Case” (prepared by the management of Lonestar); (ii) the “Penn Virginia Mgmt. Case” (prepared by the management of Penn Virginia); and (iii) the “Penn Virginia Third Party Case” (prepared by an independent petroleum engineering consultant on behalf of Penn Virginia), in each case, as of July 1, 2021.
In reaching its opinion, Stephens applied and considered the results of valuation methods that Stephens believes are customarily used in investment banking practice for developing fairness opinions. The following is a summary of the material financial analyses utilized by Stephens in connection with providing its opinion and does not claim to be a complete description of the analysis underlying Stephens’ opinion. Unless otherwise noted, all numbers presented in Stephens’ analysis are expressed in millions of U.S. dollars, except for per share amounts or oil and gas metrics.
Penn Virginia Valuation
In determining a range of estimated values for Penn Virginia Common Stock, Stephens conducted each of the following analyses with respect to Penn Virginia.
Unless otherwise noted, all numbers presented in Stephens’ analysis are expressed in millions of U.S. dollars, except for per share amounts or oil and gas metrics.
Publicly Traded Comparable Companies
Using publicly available information, Stephens determined the following companies were relevant to an evaluation of Penn Virginia based on Stephens’ view of the comparability of the operating and financial characteristics of these companies, in terms of market capitalization, enterprise value, geography, and size and characteristics of oil and gas reserves and acreage (recognizing, however, that none of the relevant companies below is identical to Penn Virginia):
Earthstone Energy, Inc., Laredo Petroleum, Inc., Lonestar Resources US Inc., Magnolia Oil & Gas Corporation, SilverBow Resources, Inc., and Whiting Petroleum Corporation.
The implied values for Penn Virginia were based on a multiple range for the following four metrics determined by reference to the corresponding multiple ranges for the selected comparable companies. The following table sets forth the mean, median, maximum and minimum multiples for the selected comparable companies.
	Enterprise Value /
	Proved Reserves ($/Boe)	Net Production ($/Boe/d)	2021E EBITDA (x)	2022E EBITDA (x)
Mean	$11.87	$36,600	4.5x	3.8x
Median	$9.00	$32,681	4.6x	3.7x
Max	$35.32	$63,708	5.7x	5.2x
Min	$3.67	$22,544	3.4x	3.2x
The proved reserves, daily production and EBITDA values for each of the selected comparable companies were based on SEC filings, adjusted for public data regarding balance sheet activity, acquisitions or divestitures made after their respective quarterly reports were submitted. In the following analyses, (i) implied equity value is calculated as implied enterprise value less net debt, plus mark-to-market hedge value, in each case, as of July 9, 2021, and (ii) implied share price is calculated as implied enterprise value less net debt, plus mark- to- market hedge value, in each case, as of July 9, 2021, divided by Penn Virginia’s fully diluted shares outstanding.

The multiples selected to apply to Penn Virginia metrics were not entirely mathematical in nature, but required careful consideration to adjust for differences in the operating characteristics of the companies as well as other market factors which could affect the market value of selected companies.
Penn Virginia Metrics:	Value	Multiple Range	Implied Enterprise Value	Implied Equity Value	Implied Share Price
Net Production (MBoe/d)	24.8	$45,000-	$1,116.5-	$713.9-	$18.55-
		$55,000	$1,364.6	$962.0	$25.00
2021E EBITDA	$282.0	4.0x-	$1,128.0-	$725.5-	$18.85-
		5.0x	$1,410.0	$1,007.5	$26.18
2022E EBITDA	$375.5	3.5x-	$1,314.3-	$911.7-	$23.69-
		4.0x	$1,502.0	$1,099.5	$28.57
Proved Reserves (MMBoe) – Lonestar Mgmt. Case	229.2	$7.00-	$1,604.4-	$1,201.8-	$31.23-
		$9.00-	$2,062.8-	$1,660.2-	$43.14-
Proved Reserves (MMBoe) – Penn Virginia Mgmt. Case	241.8	$7.00-	$1,692.8-	$1,290.2-	$33.52-
		$9.00-	$2,176.4-	$1,773.9-	$46.09-
Proved Reserves (MMBoe) – Penn Virginia Third Party Case	137.6	$7.00-	$963.2-	$560.7-	$14.57-
		$9.00-	$1,238.4-	$835.9-	$21.72-
Comparable Precedent Transactions
Using publicly available information for transactions announced between January 2019 and July 2021 involving oil-and gas-related assets in the Eagle Ford Shale region of the United States, Stephens reviewed the purchase price multiples paid for existing production and net acreage in 12 transactions and selected appropriate benchmark multiples for the valuation of Penn Virginia. In the Central Eagle Ford Shale region, Stephens reviewed transactions primarily in Gonzales, Karnes, Lavaca and DeWitt Counties, Texas, given the location of Penn Virginia’s assets. None of the relevant transactions or companies below is identical to Penn Virginia.
Based on public and other available market information, the following table sets forth the summary multiples for the transactions referred to above. This analysis utilized the relevant transaction multiples of net daily production and net acreage and applied them to the corresponding metrics of Penn Virginia to determine implied enterprise values for Penn Virginia. Stephens did not analyze proved reserves transaction multiples for the purposes of valuing Penn Virginia given the limited availability of publicly available information related to this metric. The transaction multiples selected to apply to Penn Virginia metrics were not entirely mathematical in nature, but required careful consideration to adjust for differences in the prevailing commodity price environments and acquisition and divestiture markets. In the following analyses, (i) implied equity value is calculated as implied enterprise value less net debt, plus mark-to-market hedge value, in each case, as of July 9, 2021, and (ii) implied share price is calculated as implied enterprise value less net debt, plus mark- to- market hedge value, in each case, as of July 9, 2021, divided by Penn Virginia’s fully diluted shares outstanding.
	Enterprise Value /
	Net Daily Production ($/Boe/d)	Net Acres ($/Acre)
Mean	$31,398	$10,782
Median	$28,248	$8,682
Max	$59,237	$20,952
Min	$9,559	$3,610

Penn Virginia Metrics:	Value	Multiple Range	Implied Enterprise Value	Implied Equity Value	Implied Share Price
Net Production (MBoe/d)	24.8	$30,000-	$744.3-	$341.8-	$8.88-
		$40,000	$992.4	$589.9	$15.33

Net Acres	90,400	$8,000-	$723.2-	$320.7-	$8.33-
		$12,000-	$1,084.8-	$682.3	$17.73
Net Asset Value Analysis
Stephens conducted a net asset value analysis for proved reserves based on two pricing scenarios in which the principal variables were oil and gas prices with appropriate differentials applied. The price scenarios represent long-term potential future benchmark prices per barrel of oil and million British thermal units (“MMBtu”) of natural gas. The price scenarios that were utilized included: (i) a New York Mercantile Exchange (“NYMEX Strip”) 5- year monthly strip pricing scenario quoted on NYMEX as of July 9, 2021, from July 2021 through June 2026, and held flat thereafter; and (ii) a flat pricing scenario (“Flat”) which utilized monthly pricing for oil and gas of $60.00/bbl for oil and $3.00/MMBtu for natural gas, held flat, for the life of the reserves. Adjustments were made to these prices to reflect location and quality differentials, based on estimates provided by the managements of Penn Virginia and Lonestar.
Various discount rate ranges were utilized to reflect the relative uncertainty of each reserve category. A discount rate range of 12.0% to 18.0% was applied to estimated cash flows from proved developed producing reserves. A discount rate range of 15.0% to 20.0% was applied to estimated cash flows from proved developed non-producing reserves. A discount rate range of 25.0% to 35.0% was applied to estimated cash flows from proved undeveloped reserves. Stephens applied a 10.0% risk factor to non-operated cash flows given the relative uncertainty of the development timing and results for those reserves. For the Penn Virginia Mgmt. Case, Stephens applied a 50.0% risk factor to proved undeveloped present values.
In the following analyses, (i) implied equity value is calculated as implied enterprise value less net debt, plus mark-to-market hedge value, in each case, as of July 9, 2021, and (ii) implied share price is calculated as implied enterprise value less net debt, plus mark- to- market hedge value, in each case, as of July 9, 2021, divided by Penn Virginia’s fully diluted shares outstanding.
Net Asset Value Analysis (Lonestar Mgmt. Case):
			Pricing Scenario
Reserves Category:	Risk Factor	Discount Rate Range	NYMEX Strip	Flat
Proved Developed Producing Reserves Value – Operated	100%	18%-	$750.0-	$730.2-
		12%	$867.5	$865.7
Proved Developed Producing Reserves Value – Non-Operated	90%	18%-	$0.9-	$0.9-
		12%	$1.0	$1.0
Proved Developed Non-Producing Reserves Value – Operated	100%	20%-	$17.0-	$16.6-
		15%	$19.4	$19.2
Proved Developed Non-Producing Reserves Value – Non-Operated	90%	20%-	$0.0-	$0.0-
		15%	$0.0	$0.0
Proved Undeveloped Reserves Value – Operated	100%	35%-	$135.9-	$182.7-
		25%	$254.7	$344.9
Total Net Asset Value / Implied Enterprise Value			$903.9-	$930.4-
			$1,142.5	$1,230.8
Implied Equity Value			$501.3-	$527.8-
			$740.0	$828.2
Implied Equity Value per Share			$13.03-	$13.72-
			$19.23	$21.52

Net Asset Value Analysis (Penn Virginia Mgmt. Case):
			Pricing Scenario
Reserves Category:	Risk Factor	Discount Rate Range	NYMEX Strip	Flat
Proved Developed Producing Reserves Value – Operated	100%	18%-	$836.2-	$817.4-
		12%	$985.2	$987.0
Proved Developed Producing Reserves Value – Non-Operated	90%	18%-	$1.1-	$1.1-
		12%	$1.3	$1.4
Proved Developed Non-Producing Reserves Value – Operated	100%	20%-	$16.6-	$16.2-
		15%	$18.9	$18.9
Proved Developed Non-Producing Reserves Value – Non-Operated	90%	20%-	$0.0-	$0.0-
		15%	$0.0	$0.0
Proved Undeveloped Reserves Value – Operated	50%	35%-	$120.2-	$147.4-
		25%	$210.8	$262.1
Total Net Asset Value / Implied Enterprise Value			$974.1-	$982.1-
			$1,216.4	$1,269.3
Implied Equity Value			$571.6-	$579.6-
			$813.8	$866.8
Implied Equity Value per Share			$14.85-	$15.06-
			$21.15	$22.52
Net Asset Value Analysis (Penn Virginia Third Party Case):
			Pricing Scenarios
Reserves Category:	Risk Factor	Discount Rate Range	NYMEX Strip	Flat
Proved Developed Producing Reserves Value – Operated	100%	18%-	$797.8-	$781.1-
		12%	$939.3	$942.8
Proved Developed Producing Reserves Value – Non-Operated	90%	18%-	$1.1-	$1.1-
		12%	$1.3	$1.3
Proved Undeveloped Reserves Value – Operated	100%	35%-	$237.3-	$246.5-
		25%	$360.7	$389.2
Total Net Asset Value / Implied Enterprise Value			$1,036.2-	$1,028.8-
			$1,301.3	$1,333.4
Implied Equity Value			$633.6-	$626.2-
			$898.8	$930.8
Implied Equity Value per Share			$16.46-	$16.27-
			$23.35	$24.19
Historical Trading Ranges
Stephens reviewed historical trading prices of Penn Virginia common stock during the period of January 22, 2021 through July 9, 2021. The starting date of January 22, 2021 was selected based on the date on which Lonestar Common Stock began trading subsequent to its financial restructuring and emergence from Chapter 11 bankruptcy. The low and high closing prices during the period ranged from $10.04 to $25.52 per share of Penn Virginia Common Stock.

Analysts’ Price Targets
Stephens reviewed selected publicly available share price targets published in research analysts’ reports known to Stephens as of July 9, 2021, noting that the low and high share price targets ranged from $22.00 to $36.00 per share of Penn Virginia Common Stock. The average of the available share price targets of research analysts’ estimates for Penn Virginia Common Stock was $30.40 per share as of July 9, 2021.
Implied Exchange Ratio
Stephens analyzed the trading prices of Penn Virginia Common Stock as compared to Lonestar Common Stock during the period of January 22, 2021 through July 9, 2021, and reviewed the low, high, current and average exchange ratios during such period. An implied price per share of Penn Virginia Common Stock was obtained by multiplying such exchange ratios by the closing price of shares of Lonestar Common Stock on July 9, 2021.
	Implied Penn Virginia / Lonestar Exchange Ratio	Implied Penn Virginia Share Price
Low	1.70x	$17.01
High	3.26x	$32.64
Current	2.30x	$23.02
Average	2.29x	$22.91
Lonestar Valuation
In determining a range of estimated values for Lonestar Common Stock, Stephens conducted each of the following analyses with respect to Lonestar.
Publicly Traded Comparable Companies
Using publicly available information, Stephens determined the following companies were relevant to an evaluation of Lonestar based on Stephens’ view of the comparability of the operating and financial characteristics of these companies, in terms of market capitalization, enterprise value, geography, and size and characteristics of oil and gas reserves and acreage (recognizing, however, that none of the relevant companies below is identical to Lonestar):
Earthstone Energy, Inc., Laredo Petroleum, Inc., Penn Virginia Corporation, Riley Exploration Permian, Inc., Ring Energy, Inc., and SilverBow Resources, Inc.
The implied values for Lonestar were based on a multiple range for the following four metrics determined by reference to the corresponding multiple ranges for the selected comparable companies. The following table sets forth the mean, median, maximum and minimum multiples for the selected comparable companies.
	Enterprise Value /
	Proved Reserves ($/Boe)	Net Production ($/Boe/d)	2021E EBITDA (x)	2022E EBITDA (x)
Mean	$8.04	$48,746	5.1x	3.9x
Median	$8.93	$50,691	5.2x	3.7x
Max	$9.70	$74,082	6.8x	4.6x
Min	$3.67	$22,544	3.4x	3.3x
The proved reserves, daily production and EBITDA values for each of the selected comparable companies were based on SEC filings, adjusted for public data regarding balance sheet activity, acquisitions or divestitures made after their respective quarterly reports were submitted. In the following analyses, (i) implied equity value is calculated as implied enterprise value less net debt, plus mark-to-market hedge value, in each case, as of July 9, 2021, and (ii) implied share price is calculated as implied enterprise value less net debt, plus mark- to- market hedge value, in each case, as of July 9, 2021, divided by Lonestar’s fully diluted shares outstanding. The multiples selected to apply to Lonestar metrics were not entirely mathematical in nature, but required careful consideration to adjust for differences in the operating characteristics of the companies as well as other market factors which could affect the market value of selected companies.

Lonestar Metrics:	Value	Multiple Range	Implied Enterprise Value	Implied Equity Value	Implied Share Price
Net Production (MBoe/d)	11.8	$30,000-	$354.0-	$61.3-	$5.43-
		$40,000	$472.0	$179.3	$15.89
2021E EBITDA	$105.8	3.5x-	$370.2-	$77.5-	$6.87-
		4.0x	$423.0	$130.3	$11.55
2022E EBITDA	$123.1	3.0x-	$369.2-	$76.5-	$6.78-
		3.5x	$430.7	$138.0	$12.24
Proved Reserves (MMBoe)	90.5	$4.00-	$361.9-	$69.2-	$6.14-
		$6.00-	$542.9-	$250.2-	$22.18-
Comparable Precedent Transactions
Using publicly available information for transactions involving oil-and gas-related assets in the Eagle Ford Shale region of the United States, Stephens reviewed the purchase price multiples paid for existing production and net acreage in 23 transactions and selected appropriate benchmark multiples for the valuation of Lonestar. Given Lonestar’s diverse acreage position in the Eagle Ford Shale region, the production and net acreage multiples applied to Lonestar in this region were based on sub-regions within the Eagle Ford Shale, including the Central Eagle Ford Shale region, where Stephens reviewed transactions announced between January 2019 and July 2021, the Western Eagle Ford Shale region, where Stephens reviewed transactions announced between January 2019 and July 2021, and the Eastern Eagle Ford Shale region, where Stephens reviewed transactions announced between January 2018 and July 2021. Summing the implied production and acreage valuations for each region delivered the total implied enterprise value. In the Central Eagle Ford Shale region, Stephens reviewed 12 transactions primarily in Gonzales, Karnes, Lavaca and DeWitt Counties, Texas. In the Western Eagle Ford Shale region, Stephens reviewed 3 transactions primarily in Dimmit, La Salle and Webb Counties, Texas. In the Eastern Eagle Ford Shale region, Stephens reviewed 8 transactions primarily in Brazos, Fayette, Burleson, Lee and Washington Counties, Texas. None of the relevant transactions or companies below is identical to Lonestar.
Based on public and other available market information, the following table sets forth the summary multiples for the transactions referred to above. This analysis utilized the relevant transaction multiples of net daily production and net acreage and applied them to the corresponding metrics of Lonestar to determine implied enterprise values for Lonestar. Stephens did not analyze proved reserves transaction multiples for the purposes of valuing Lonestar given the limited availability of publicly available information related to this metric. The transaction multiples selected to apply to Lonestar metrics were not entirely mathematical in nature, but required careful consideration to adjust for differences in the prevailing commodity price environments and acquisition and divestiture markets. In the following analyses, (i) implied equity value is calculated as implied enterprise value less net debt, plus mark-to-market hedge value, in each case, as of July 9, 2021, and (ii) implied share price is calculated as implied enterprise value less net debt, plus mark- to- market hedge value, in each case, as of July 9, 2021, divided by Lonestar’s fully diluted shares outstanding.
	Central Eagle Ford Enterprise Value /		Western Eagle Ford Enterprise Value /		Eastern Eagle Ford Enterprise Value /
	Net Production ($/Boe/d)	Net Acres ($/Acre)	Net Production ($/Boe/d)	Net Acres ($/Acre)	Net Production ($/Boe/d)	Net Acres ($/Acre)
Mean	$31,398	$10,782	$15,196	$4,385	$61,691	$4,421
Median	$28,248	$8,682	$14,792	$4,710	$59,237	$3,544
Max	$59,237	$20,952	$21,238	$4,836	$85,527	$9,469
Min	$9,559	$3,610	$9,559	$3,610	$39,850	$1,106

Lonestar Metrics:	Value	Multiple Range	Implied Enterprise Value	Implied Equity Value	Implied Share Price
Net Production (MBoe/d)
Central Eagle Ford	3.8	$30,000-	$115.1-
		$40,000-	$153.5-
Western Eagle Ford	7.8	$10,000-	$78.0-
		$20,000-	$156.1-
Eastern Eagle Ford	0.2	$40,000-	$6.3-
		$60,000-	$9.5-
Total			$199.5-	$0.0-	$0.00-
			$319.0-	$26.3-	$2.33-

Net Acres
Central Eagle Ford	31,591	$8,000-	$252.7-
		$12,000-	$379.1-
Western Eagle Ford	14,928	$3,000-	$44.8-
		$5,000-	$74.6-
Eastern Eagle Ford	6,499	$3,000-	$19.5-
		$5,000-	$32.5-
Total			$317.0-	$24.3-	$2.15-
			$486.2-	$193.5-	$17.16-
Net Asset Value Analysis
Stephens conducted a net asset value analysis for proved reserves based on two pricing scenarios in which the principal variables were oil and gas prices with appropriate differentials applied. The price scenarios represent long-term potential future benchmark prices per barrel of oil and MMBtu of natural gas. The price scenarios that were utilized included: (i) a NYMEX Strip 5-year monthly strip pricing scenario quoted on NYMEX as of July 9, 2021, from July 2021 through June 2026, and held flat thereafter; and (ii) a flat pricing scenario (“Flat”) which utilized monthly pricing for oil and gas of $60.00/bbl for oil and $3.00/MMBtu for natural gas, held flat, for the life of the reserves. Adjustments were made to these prices to reflect location and quality differentials, based on estimates provided by the management of Lonestar.
Various discount rate ranges were utilized to reflect the relative certainty of each reserve category. A discount rate range of 12.0% to 18.0% was applied to estimated cash flows from proved developed producing reserves. A discount rate range of 15.0% to 20.0% was applied to estimated cash flows from proved developed non-producing reserves. A discount rate range of 25.0% to 35.0% was applied to estimated cash flows from proved undeveloped reserves. Stephens applied a 10.0% risk factor to non-operated cash flows given the relative uncertainty of the development timing and results for those reserves. For the Lonestar Mgmt. Case, Stephens applied a 50.0% risk factor to proved undeveloped present values.
In the following analyses, (i) implied equity value is calculated as implied enterprise value less net debt, plus mark-to-market hedge value, in each case, as of July 9, 2021, and (ii) implied share price is calculated as implied enterprise value less net debt, plus mark- to- market hedge value, in each case, as of July 9, 2021, divided by Lonestar’s fully diluted shares outstanding.

Net Asset Value Analysis (Lonestar Mgmt. Case):
			Pricing Scenario
Reserves Category:	Risk Factor	Discount Rate Range	NYMEX Strip	Flat
Proved Developed Producing Reserves Value – Operated	100%	18%-	$352.5-	$345.2-
		12%	$413.5	$414.7
Proved Developed Producing Reserves Value – Non-Operated	90%	18%-	$3.9-	$3.9-
		12%	$4.6	$4.8
Proved Developed Non-Producing Reserves Value – Operated	100%	20%-	$1.8-	$1.9-
		15%	$2.5	$2.6
Proved Developed Non-Producing Reserves Value – Non-Operated	90%	20%-	$0.0-	$0.0-
		15%	$0.0	$0.0
Proved Undeveloped Reserves Value – Operated	50%	35%-	$47.7-	$54.2-
		25%	$79.3	$90.4
Total Net Asset Value / Implied Enterprise Value			$405.9-	$405.1-
			$499.9	$512.5
Implied Equity Value			$113.2-	$112.4-
			$207.2	$219.8
Implied Equity Value per Share			$10.04-	$9.96-
			$18.36	$19.48
Historical Trading Ranges
Stephens reviewed historical trading prices of Lonestar common stock during the period of January 22, 2021 through July 9, 2021. The starting date of January 22, 2021 was selected based on the date on which Lonestar’s Common Stock began trading subsequent to its financial restructuring and emergence from Chapter 11 bankruptcy. The low and high closing prices during the period ranged from $4.59 to $10.50 per share of Lonestar Common Stock.
Implied Exchange Ratio
Stephens analyzed the trading prices of Lonestar Common Stock as compared to Penn Virginia Common Stock during the period of January 22, 2021 through July 9, 2021, and reviewed the low, high, current and average exchange ratios during such period. An implied price per share of Lonestar Common Stock was obtained by multiplying such exchange ratios by the closing price of shares of Penn Virginia Common Stock on July 9, 2021.
	Implied Lonestar / Penn Virginia Exchange Ratio	Implied Lonestar Share Price
Low	0.31x	$7.05
High	0.59x	$13.53
Current	0.43x	$10.00
Average	0.45x	$10.28
Relative Equity Value Analysis
Stephens prepared a relative equity value analysis, comparing Stephens’ derived equity valuation reference ranges determined for Penn Virginia and Lonestar, utilizing each of the following methodologies: publicly traded comparable companies, comparable precedent transactions, net asset value analysis, historical trading ranges and implied exchange ratios.
Under the net asset value analysis methodology, the Lonestar net asset values are based on the Lonestar Mgmt. Case reserves database. This database reflects significantly higher capital expenditures than is reflected in the Lonestar Mgmt. Case financial projections. The additional capital expenditures during 2021 (annualized) to 2023 totals approximately $136 million and represents an increase of approximately 84% over the projected capital expenditures during this period in the Lonestar Mgmt. Case reserves database. The additional projected capital expenditures potentially results in an overstatement of Lonestar’s net asset value. Additionally, the Lonestar Mgmt. Case for Penn Virginia is based on Lonestar management estimates, in which Lonestar management made certain adjustments to Penn Virginia management’s own reserves database. As adjusted by Lonestar management, Penn Virginia projected capital expenditures for 2021-2023 are approximately $303 million lower than the Penn Virginia Mgmt. Case and $73 million lower than research analyst consensus estimates for Penn Virginia capital expenditures. For comparison purposes, Stephens considered two net asset value cases for Penn Virginia in addition to the Lonestar Mgmt. Case: the Penn Virginia Mgmt. Case and the Penn Virginia Third Party Case. The reduction in projected capital expenditures potentially results in an understatement of Penn Virginia’s net asset value. These capital expenditures projections significantly affects the Lonestar and Penn Virginia net asset values and reserve estimates and their respective equity contribution ratios. While these factors affect all pro forma implied ownership percentages derived from net asset value and reserve comparisons, the effect appears particularly pronounced when comparing percentages derived from the Lonestar Mgmt. reserves case for Lonestar to those derived from the Lonestar Mgmt. reserves case for Penn Virginia. Accordingly, in its analysis Stephens placed significantly less reliance on the net asset value analysis methodology and the pro forma ownership percentages implied thereby.
A summary of these analyses is shown below:
	Equity Value Contribution (%)
Valuation Method	Lonestar	Penn Virginia
Publicly Traded Comparable Companies
EV / Net Daily Production	12.6%	87.4%
EV / 2021E EBITDA	10.7%	89.3%
EV / 2022E EBITDA	9.6%	90.4%
EV / 1P Reserves - Lonestar Mgmt. Case	10.0%	90.0%
EV / 1P Reserves - Penn Virginia Mgmt. Case[1]	9.4%	90.6%
EV / 1P Reserves Penn Virginia Third Party Case[1]	18.6%	81.4%
Comparable Precedent Transactions
EV / Net Daily Production	2.7%	97.3%
EV / Net Acre	17.8%	82.2%
Net Asset Value Analysis (Lonestar Mgmt. Case)
NYMEX Strip Pricing	20.5%	79.5%
Flat Pricing	19.7%	80.3%
Net Asset Value Analysis (Penn Virginia Mgmt. Case)
NYMEX Strip Pricing[1]	18.8%	81.2%
Flat Pricing[1]	18.7%	81.3%
Net Asset Value Analysis (Penn Virginia Third Party Case)
NYMEX Strip Pricing[1]	17.3%	82.7%
Flat Pricing[1]	17.6%	82.4%
Historical Trading Ranges
1/22/2021 - 7/9/2021 Low	11.8%	88.2%
1/22/2021 - 7/9/2021 High	10.8%	89.2%

	Equity Value Contribution (%)
Valuation Method	Lonestar	Penn Virginia
Implied Exchange Ratio
1/22/2021 - 7/9/2021 Low	10.8%	89.2%
1/22/2021 - 7/9/2021 High	10.8%	89.2%
Current (7/9/2021)	11.3%	88.7%
1/22/2021 - 7/9/2021 Average	11.6%	88.4%
Median Equity Contribution	11.7%	88.3%
Average Equity Contribution	13.6%	86.4%
1.	Lonestar Mgmt. Case used for Lonestar contribution, heading only applies to Penn Virginia.
The foregoing relative equity value analysis results in implied median and mean equity value contribution by Lonestar of 11.7% and 13.6%, respectively, compared to the pro forma fully diluted ownership for Lonestar of 13.0% of the Penn Virginia Common Stock outstanding giving effect to the Transactions.
Stephens also prepared a supplemental relative equity value contribution analysis comparing the contributions by Penn Virginia and Lonestar of selected financial and operating metrics to the combined company, adjusted for Penn Virginia and Lonestar net debt. Equity value contribution percentages in this analysis were calculated by taking selected financial and operated metrics of Penn Virginia and Lonestar, calculating the respective percentage contributions by Penn Virginia and Lonestar to the total pro forma combined entity, then multiplying those contribution percentage by the combined Penn Virginia and Lonestar enterprise value, as of July 9, 2021, to determine Penn Virginia and Lonestar’s respective amounts of pro forma enterprise value. Penn Virginia and Lonestar outstanding net debt were then deducted from their respective allocations of pro forma enterprise value, respectively, to determine their respective equity contributions based on each indicated metric.
In its review of the relative equity value contribution percentages implied by this analysis, for the reasons described above, Stephens placed significantly less reliance on the net asset value and reserves metrics and the pro forma ownership percentages implied thereby.
The following is a summary of the analysis:
	Equity Value Contribution (%)
Company Metric	Lonestar	Penn Virginia
2021E EBITDA	19.2%	80.8%
2022E EBITDA	15.1%	84.9%
2021E Cash Flow from Operations	16.6%	83.4%
2022E Cash Flow from Operations	14.3%	85.7%
1P Reserves (Lonestar Mgmt. Case)	20.8%	79.2%
1P Reserves (Penn Virginia Mgmt. Case)[1]	19.1%	80.9%
1P Reserves (Penn Virginia Third Party Case)[1]	38.7%	61.3%
PDP Reserves (Lonestar Mgmt. Case)	40.7%	59.3%
PDP Reserves (Penn Virginia Mgmt. Case)[1]	35.0%	65.0%
PDP Reserves (Penn Virginia Third Party Case)[1]	36.3%	63.7%
1P PV-10 (Lonestar Mgmt. Case)	26.6%	73.4%
1P PV-10 (Penn Virginia Mgmt. Case)[1]	18.8%	81.2%
1P PV-10 (Penn Virginia Third Party Case)[1]	26.1%	73.9%
PDP PV-10 (Lonestar Mgmt. Case)	27.7%	72.3%
PDP PV-10 (Penn Virginia Mgmt. Case)[1]	23.1%	76.9%
PDP PV-10 (Penn Virginia Third Party Case)[1]	24.7%	75.3%
Q2 2021E Average Daily Production	27.0%	73.0%
FY 2021E Net Daily Production	29.9%	70.1%
Net Acres	34.4%	65.6%
Median Contribution	26.1%	73.9%
Average Contribution	26.0%	74.0%
1.	Lonestar Mgmt. Case used for Lonestar contribution, heading only applies to Penn Virginia.

The foregoing supplemental relative equity value analysis results in implied median and mean equity value contribution by Lonestar of 26.1% and 26.0%, respectively, compared to the pro forma fully diluted ownership for Lonestar of 13.0% of the Penn Virginia Common Stock outstanding giving effect to the Transactions.
Conclusion
The summary of the material financial analyses performed by Stephens in connection with rendering its opinion as described above is only a summary and does not purport to be a complete description of the financial analyses performed. The summary is qualified in its entirety by reference to the full text of the written opinion of Stephens.
The order of analyses described does not represent the relative importance or weight given to those analyses by Stephens. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of the financial analyses performed by Stephens. Except as otherwise noted, the quantitative information included in the summary, to the extent that it is based on market data, is based on market data as it existed on or before July 9, 2021 and is not necessarily indicative of current market conditions.
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Stephens’ opinion. In arriving at its fairness determination, Stephens considered the results of all of its analyses and did not attribute any particular weight to any factor or (except as noted above) analysis considered by it. Rather, Stephens made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Penn Virginia or Lonestar or the contemplated Transactions.
As described above, the Stephens opinion to the Lonestar board was one of many factors taken into consideration by the board of directors of Lonestar in making their determinations to approve the Transactions.
As part of its investment banking business, Stephens regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. Within the past two years, Stephens earned fees from certain Lonestar creditors for providing advisory services related to Lonestar’s financial restructuring and Chapter 11 bankruptcy. In addition, Stephens received fees in connection with rendering its fairness opinion to the Lonestar board related to the Transactions, and Stephens received from Lonestar reimbursement of our expenses, none of which was contingent upon the consummation of the Transactions. Lonestar also agreed to indemnify Stephens for certain liabilities arising out of its engagement, including certain liabilities that could arise out of providing its fairness opinion. Stephens expects to pursue future investment banking services assignments from participants in the Transactions. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of Lonestar or Penn Virginia or of any other participant in the Transactions. Stephens is not a legal, accounting, regulatory or tax expert, and has relied solely, and without independent verification, on the assessments of Lonestar, Penn Virginia and their advisors with respect to such matters.
Stephens’ opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Stephens as of the date of its opinion. It should be understood that subsequent developments may affect its opinion and that Stephens does not have any obligation to update, revise or reaffirm its opinion. Stephens has assumed that the Transactions will be consummated on the terms of the latest drafts of the Merger Agreement provided to it, without material waiver or modification. Stephens has assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transactions to Lonestar or its stockholders. Stephens has not expressed any opinion herein as to the price at which the common stock or any other securities of Lonestar or Penn Virginia will trade following the announcement of the Transactions.
Stephens’ opinion is for the use and benefit of the Lonestar board for purposes of its evaluation of the Transactions. Stephens’ opinion does not address the merits of the underlying decision by Lonestar to engage in the Transactions, the merits of the Transactions as compared to other alternatives potentially available to Lonestar or the relative effects of any alternative transaction in which Lonestar might engage, nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Transactions. Stephens’ opinion is not intended to confer any rights or remedies upon any other person. In addition, except as explicitly set forth in its letter, Stephens was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Lonestar. Stephens was not asked to express any opinion, and did not express any opinion, as to the fairness of the amount or nature of the compensation to any of Lonestar’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other stockholders of Lonestar. Stephens’ fairness opinion committee approved Stephens’ opinion set forth in its letter.
Based on the foregoing and Stephens’ general experience as investment bankers, and subject to the limitations, assumptions and qualifications stated herein, Stephens stated its opinion as of July 10, 2021, that the Merger Consideration expected to be received in the Transactions is fair from a financial point of view to the holders of Lonestar Common Stock (other than, as applicable, Penn Virginia and its affiliates).
Certain Unaudited Forecasted Financial Information
Neither Lonestar nor Penn Virginia, as a matter of course, makes public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with Lonestar’s evaluation of the Integrated Mergers, Lonestar’s management provided to the Lonestar Board, Penn Virginia and Lonestar’s and Penn Virginia’s respective financial advisors certain unaudited internal financial forecasts with respect to Lonestar on a stand-alone basis prepared by Lonestar’s management and provided to the Lonestar Board and Lonestar’s financial advisor certain unaudited financial forecasts with respect to Penn Virginia on a stand-alone basis prepared by Lonestar’s management, in reliance on consensus research estimates, as discussed below (collectively, the “Lonestar Forecasted Financial Information”). In addition, in connection with Penn Virginia’s evaluation of the Integrated Mergers, Penn Virginia’s management provided to the Penn Virginia Board, Lonestar and Penn Virginia’s and Lonestar’s respective financial advisors certain unaudited internal financial forecasts with respect to Penn Virginia on a stand-alone basis prepared by Penn Virginia’s management and provided to the Penn Virginia Board and Penn Virginia’s financial advisor certain unaudited financial forecasts with respect to Lonestar on a stand-alone basis prepared by Penn Virginia’s management (collectively, the “Penn Virginia Forecasted Financial Information” and, together with the Lonestar Forecasted Financial Information, the “Forecasted Financial Information”). The Lonestar Forecasted Financial Information was provided by Lonestar to Stephens for its use and reliance in connection with its financial analyses and opinion as described in the section entitled “The Integrated Mergers—Opinion of Lonestar’s Financial Advisor.” The inclusion of this Forecasted Financial Information should not be regarded as an indication that any of Lonestar, Penn Virginia, their respective affiliates, officers, directors, advisors or other representatives or any other recipient of this Forecasted Financial Information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.
The Forecasted Financial Information includes non-GAAP financial measures, including EBITDA and Free Cash Flow for Lonestar and EBITDAX and Unlevered Free Cash Flow for Penn Virginia. Please see the tables below for a description of how Lonestar and Penn Virginia define these non-GAAP financial measures. Lonestar and Penn Virginia believe that EBITDA, Free Cash Flow, EBITDAX and Unlevered Free Cash Flow provide information useful in assessing operating and financial performance across periods. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Lonestar and Penn Virginia may not be comparable to similarly titled measures used by other companies.
This Forecasted Financial Information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the Forecasted Financial Information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Lonestar’s and Penn Virginia’s managements, including, among others, the timing and extent of changes in market conditions and prices for oil, natural gas and NGLs, including regional basis differentials and the impact of reduced demand for Lonestar’s or Penn Virginia’s production and products in which their production is a component due to governmental and societal actions taken in response to the COVID-19 pandemic or the actions of OPEC+; the ability of Lonestar, Penn Virginia or the combined company to fund planned capital investments; the timing and effect of potential regulatory restrictions on hydraulic fracturing, including on federal leases; a change in the credit rating of Lonestar, Penn Virginia or the combined company; an increase in interest rates; the extent to which lower commodity prices impact the ability of Lonestar, Penn Virginia or the combined company to service or refinance existing debt; the impact of volatility in the financial markets or other global economic factors, including the impact of COVID-19; difficulties in appropriately allocating capital and resources among strategic opportunities; the timing and extent of success in discovering, developing, producing and estimating reserves, and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Where You Can Find More Information” and “Risk Factors.” The Forecasted Financial Information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Neither Lonestar, Penn Virginia nor their respective affiliates, officers, directors, advisors or other representatives can give assurance that the Forecasted Financial Information and the underlying estimates and assumptions will be realized. This Forecasted Financial Information constitutes “forward-looking statements” and actual results may differ materially and adversely from those set forth below.
The Forecasted Financial Information was not prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Lonestar Forecasted Financial Information included in this proxy statement/consent solicitation statement/prospectus has been prepared by, and is the responsibility of, management of Lonestar. The Penn Virginia Forecasted Financial Information included in this proxy statement/consent solicitation statement/prospectus has been prepared by, and is the responsibility of, management of Penn Virginia. Neither BDO USA, LLP nor Grant Thornton LLP has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Forecasted Financial Information and, accordingly, neither BDO USA, LLP nor Grant Thornton LLP expresses an opinion or any other form of assurance with respect thereto. The report of BDO USA, LLP contained in Lonestar’s Annual Report on Form 10-K for the year ended December 31, 2020, which is attached to this proxy statement/consent solicitation statement/prospectus as Annex F, relates to historical financial information of Lonestar, and such report does not extend to the Forecasted Financial Information and should not be read to do so. In addition, the Grant Thornton LLP report contained in Penn Virginia’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference in this proxy statement/consent solicitation statement/prospectus, relates to historical financial information of Penn Virginia, and such report does not extend to the Forecasted Financial Information and should not be read to do so.
The Forecasted Financial Information does not take into account any circumstances or events occurring after the date it was prepared. Neither Lonestar nor Penn Virginia can give assurance that, had the Forecasted Financial Information been prepared either as of the date of the Merger Agreement or as of the date of this proxy statement/consent solicitation statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Lonestar and Penn Virginia do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the Forecasted Financial Information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions are shown to be inappropriate, including with respect to the accounting treatment of the Integrated Mergers under GAAP, or to reflect changes in general economic or industry conditions. The Forecasted Financial Information does not take into account all of the possible financial and other effects of the Integrated Mergers on Lonestar or Penn Virginia, the effect on Lonestar or Penn Virginia of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Integrated Mergers. Further, the Forecasted Financial Information does not take into account the effect on Lonestar or Penn Virginia of any possible failure of the Integrated Mergers to occur. None of Lonestar or Penn Virginia or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Lonestar stockholder or Penn Virginia shareholder or other person regarding Lonestar’s or Penn Virginia’s ultimate performance compared to the information contained in the Forecasted Financial Information or that the Forecasted Financial Information will be achieved. The inclusion of the Forecasted Financial Information herein should not be deemed an admission or representation by Lonestar, Penn Virginia, their respective affiliates, officers, directors, advisors or other representatives or any other person that it is viewed as material information of Lonestar or Penn Virginia, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the Forecasted Financial Information included below is not being included in this proxy statement/consent solicitation statement/prospectus in order to influence any Lonestar stockholder’s or Penn Virginia shareholder’s decision or to induce any stockholder to vote in favor of any of the proposals set forth in this proxy statement/consent solicitation statement/prospectus, but is being provided solely because it was made available to the Lonestar Board, Lonestar’s financial advisor, the Penn Virginia Board and Penn Virginia’s financial advisor, as applicable, in connection with the Integrated Mergers.
In light of the foregoing, and considering that Lonestar stockholders and Penn Virginia shareholders will vote on the proposals set forth in this proxy statement/consent solicitation statement/prospectus after the Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, Lonestar stockholders and Penn Virginia shareholders are cautioned not to place undue reliance on such information, and each of Lonestar and Penn Virginia urges you to review Lonestar’s and Penn Virginia’s most recent SEC filings for a description of Lonestar’s and Penn Virginia’s reported financial results included therein. See the section entitled “Where You Can Find More Information.”
Lonestar Forecasted Financial Information
The Lonestar Forecasted Financial Information described below was based on various assumptions, including, but not limited to, the following commodity price assumptions of Lonestar’s management, which were based on NYMEX strip price assumptions for oil and natural gas pricing as of July 9, 2021:
	Lonestar Management Price Cases
	2021	2022
Oil ($/bbl)	$72.25	$66.11
Natural gas ($/MMbtu)	3.74	3.15
The following table sets forth certain summarized prospective financial and operating information regarding Lonestar for the fiscal years 2021 and 2022 on a stand-alone basis prepared by Lonestar management.
	Lonestar Stand-Alone(1) Year Ending December 31,
($ in millions)	2021E	2022E
Production (MBoepd)	12.5	14.0
EBITDA(2)	$105.8	$123.1
Free Cash Flow(3)	$40.4	$63.8
(1)
The Lonestar Forecasted Financial Information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that Lonestar stockholders and Penn Virginia shareholders will vote on the proposals set forth in this proxy statement/consent solicitation statement/prospectus several months after the Lonestar Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, Lonestar stockholders and Penn Virginia shareholders are cautioned not to place undue reliance on such information.

(2)
EBITDA is defined as earnings before interest, taxes, depreciation, amortization and certain other expenses. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(3)
Free Cash Flow is defined as cash flow from operations minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Free Cash Flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

The following table sets forth certain summarized prospective financial and operating information of Penn Virginia for the fiscal years 2021 and 2022 on a stand-alone basis prepared by Lonestar management, in reliance on consensus research estimates. These projections were compared with information provided by Penn Virginia.
	Penn Virginia Stand-Alone(1) Year Ending December 31,
($ in millions)	2021E	2022E
Production (MBoepd)	24.2	27.2
EBITDA(2)	$282.0	$375.5
Free Cash Flow(3)	$41.6	$123.5
(1)
The Lonestar Forecasted Financial Information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that Lonestar stockholders and Penn Virginia shareholders will vote on the proposals set forth in this proxy statement/consent solicitation statement/prospectus several months after the Lonestar Forecasted Financial Information was prepared, as well as the uncertainties inherent in any forecasted information, Lonestar stockholders and Penn Virginia shareholders are cautioned not to place undue reliance on such information.

(2)
EBITDA is defined as earnings before interest, taxes, depreciation, amortization and certain other expenses. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(3)
Free Cash Flow is defined as cash flow from operations minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Free Cash Flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Penn Virginia Forecasted Financial Information
The Penn Virginia Forecasted Financial Information described below was prepared by Penn Virginia’s management team utilizing the following oil and natural gas price assumptions based on New York Mercantile Exchange strip pricing, as of July 8, 2021:
	Strip Commodity Price Cases
	2H 2021E	2022E	2023E	2024E	2025E
Oil (WTI) ($/bbl)	$71.63	$65.39	$59.71	$56.07	$53.61
Natural Gas (Henry Hub) ($/MMBtu)	$3.69	$3.18	$2.80	$2.70	$2.72
The Penn Virginia Forecasted Financial Information was prepared by Penn Virginia management and provided to the Board and to its outside financial advisor, for use and reliance in connection with its financial analyses. In addition to the assumptions with respect to commodity prices described above, the Penn Virginia Forecasted Financial Information was prepared based on various other assumptions, including, but not limited to, assumptions relating to the following: general and administrative costs; no unannounced acquisitions; outstanding debt during applicable periods; the availability and cost of capital; production and ad valorem taxes as a percentage of pre-hedge revenues; the level of production of crude oil and natural gas; capital expenditures during the applicable periods; expected pricing differentials; and other general business, market and financial assumptions.
The following table sets forth certain summarized prospective financial and operating information of Lonestar for the fiscal years 2021 and 2022 on a stand-alone basis, which information was based on financial and operating information developed by Penn Virginia management.
	Lonestar Stand-Alone(1) Year Ending December 31,
($ in millions)	2021E	2022E
Production (Boe/d)	9,989	11,309
EBITDAX(2)	$103	$134
Unlevered Free Cash Flow(2)	$45	$32
(1)
The prospective financial and operating information of Lonestar set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the Special Meeting will be held several months after such information was prepared, as well as the uncertainties inherent in any forecasted information, Lonestar stockholders and Penn Virginia shareholders are cautioned not to place undue reliance on such information.

(2)
EBITDAX is defined as earnings before interest, taxes, depreciation, and amortization and exploration expenses, and certain other adjustments. Unlevered Free Cash Flow is defined as EBITDAX before cash taxes, change in working capital, total capital expenditures and after changes to accrued capital expenditures and other cash adjustments. EBITDAX and Unlevered Free Cash flow are not measures of financial performance under GAAP. Accordingly, they should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

The following table sets forth certain summarized prospective financial and operating information of Penn Virginia for the fiscal years 2021 and 2022 on a stand-alone basis prepared by Penn Virginia management.
	Penn Virginia Stand-Alone(1) Year Ending December 31,
($ in millions)	2021E	2022E
Production (Boe/d)	23,321	26,306
EBITDAX(2)	$323	$408
Unlevered Free Cash Flow(2)	$102	$180
(1)
The prospective financial and operating information of Penn Virginia set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the Special Meeting will be held several months after such information was prepared, as well as the uncertainties inherent in any forecasted information, Lonestar stockholders and Penn Virginia shareholders are cautioned not to place undue reliance on such information.

(2)
EBITDAX is defined as earnings before interest, taxes, depreciation, and amortization and exploration expenses, and certain other adjustments. Unlevered Free Cash Flow is defined as EBITDAX before capital expenditures and after changes in net working capital and other cash adjustments. EBITDAX and Unlevered Free Cash flow are not measures of financial performance under GAAP. Accordingly, they should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Lonestar and Penn Virginia do not intend to update or otherwise revise the above Forecasted Financial Information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such Forecasted Financial Information are no longer appropriate, except as may be required by applicable law.
Board of Directors and Executive Officers After Completion of the Integrated Mergers
The Penn Virginia Board at the Effective Time will be composed of nine members. One member of the current Penn Virginia Board will resign and be replaced by one member currently serving on the Lonestar Board, as described below. Prior to the Effective Time, Penn Virginia will take all necessary actions to cause one director currently serving on the Lonestar Board prior to the Effective Time and mutually acceptable to both Penn Virginia and Lonestar (who shall meet the independence standards of the Nasdaq with respect to Penn Virginia) to be appointed to the Penn Virginia Board.
Edward Geiser will continue to serve as Chairman of the Penn Virginia Board, and Darrin Henke will continue to serve as President and CEO of Penn Virginia following the closing of the transaction.
The officers of Merger Sub Inc. prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
The officers of Merger Sub LLC prior to the Second Merger will be the initial officers of the Surviving Company and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
Headquarters
Immediately following the Effective Time, the headquarters of Penn Virginia will remain located in Houston, Texas.
Treatment of Indebtedness
As of June 30, 2021, Lonestar had $254.6 million outstanding under the Lonestar Credit Agreement. The Merger Agreement requires Lonestar to deliver to Penn Virginia, prior to or at the closing date of the Integrated Mergers, customary executed payoff letters for the repayment in full of all indebtedness, and terminate all commitments, under, and discharge and release all guarantees and liens existing in connection with the Lonestar Credit Agreement.

For a description of Lonestar’s existing indebtedness, see Lonestar’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 10, 2021, which is attached to this proxy statement/consent solicitation statement/prospectus as Annex I.
On July 27, 2021, the Penn Virginia Notes Parties entered into the Notes Purchase Agreement, with BofA Securities, Inc., for itself and on behalf of the several initial purchasers listed therein, relating to the sale by Escrow Issuer of $400 million aggregate principal amount of its 9.250% Senior Notes due 2026 that are guaranteed on a senior unsecured basis by the Guarantors. The Notes were sold at 99.018% of par and the Offering closed on August 10, 2021.
The gross proceeds of the Offering and other funds were deposited in an escrow account pending satisfaction of certain conditions, including the expected consummation of the Integrated Mergers on or prior to November 26, 2021. Upon satisfaction of the escrow release conditions, Holdings will assume the obligations under the Notes and Escrow Issuer will be merged with and into Holdings (with Holdings as the surviving entity). If the escrow release conditions are not satisfied on or before November 26, 2021, or at any time prior to such date the Integrated Mergers have been terminated or Penn Virginia has decided that it will not pursue the consummation of the Integrated Mergers (or determined that the consummation of the Integrated Mergers is not reasonably likely to be satisfied by such date), then the escrowed funds will be applied to the mandatory redemption of the Notes at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
Upon the release of the funds from escrow, Penn Virginia intends to use the net proceeds from the Offering to repay and discharge the long-term debt of Lonestar and to use the remainder, along with cash on hand, to repay in full the outstanding borrowings under its Second Lien Facility and to pay related expenses.
As of June 30, 2021, Penn Virginia had $150.0 million borrowings outstanding under the Second Lien Facility.
For a description of Penn Virginia’s existing indebtedness, including the Second Lien Facility, see Penn Virginia’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 4, 2021, which is incorporated by reference into this proxy statement/consent solicitation statement/prospectus.
Interests of Lonestar’s Directors and Executive Officers in the Integrated Mergers
In considering the recommendations of the Lonestar Board, Lonestar stockholders should be aware that Lonestar’s directors and executive officers have interests in the Integrated Mergers that may be different from, or in addition to, the interests of other Lonestar stockholders generally. The Lonestar Board was aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Integrated Mergers, in approving the Merger Agreement and in recommending that Lonestar stockholders “CONSENT” to the applicable merger-related proposals.
The following discussion sets forth certain of these interests in the Integrated Mergers for each director and executive officer of Lonestar. For purposes of this disclosure, the executive officers and directors of Lonestar are as follows:
•	Frank D. Bracken, III - Chief Executive Officer;
•	Jason N. Werth - Chief Accounting Officer;
•	Thomas H. Olle - Vice President, Reservoir Engineering;
•	Jana Payne - Vice President, Geosciences;
•	Barry D. Schneider, Chief Operating Officer;
•	Richard Burnett, Director;
•	Eric Long, Director;
•	Gary D. Packer, Director; and
•	Andrei Verona, Director.
Mr. Schneider and the Company have agreed to discuss an appropriate transition for Mr. Schneider out of his role as Chief Operating Officer of the Company. Mr. Schneider does not hold any Lonestar equity-based awards under his current compensation arrangements and is not entitled to any payments or benefits in connection with the Integrated Mergers other than in respect of shares of Lonestar Common Stock held by Mr. Schneider that will be converted in the Integrated Mergers into shares of Penn Virginia Common Stock on the same terms as applicable to other holders of Lonestar Common Stock generally.
Treatment of Lonestar Equity-Based Awards
Lonestar RSUs
The Merger Agreement provides that, immediately prior to the Effective Time, each Lonestar RSU (including those subject to performance-based vesting conditions) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will automatically become fully vested and will be cancelled and converted into the right to receive a number of shares of Penn Virginia Common Stock (together with any cash to be paid in lieu of fractional shares of Penn Virginia Common Stock) equal to the product of (i) the number of shares of Lonestar Common Stock subject to such Lonestar RSU as of immediately prior to the Effective Time, with any applicable performance-based vesting conditions applicable to such Lonestar RSU treated as having been achieved in full (which will result in a number of Lonestar RSUs vesting equal to the number of Lonestar RSUs granted to the applicable participant on the applicable grant date, and not any greater number), and (ii) the Exchange Ratio, less applicable tax withholdings.
Additional Lonestar Awards
In addition, the Lonestar Resources US Inc. 2021 Management Incentive Plan (the “Lonestar Stock Plan”) and the Merger Agreement provide that immediately prior to the Effective Time, Lonestar shall grant any remaining unissued shares of Lonestar Common Stock reserved under the Lonestar Stock Plan in the form of restricted stock units (the “Additional Lonestar RSUs”). At the Effective Time, the Additional Lonestar RSUs will vest in full and be cancelled and converted into shares of Penn Virginia Common Stock in the same manner as the Lonestar RSUs described above. As of the date of this proxy statement/consent solicitation statement/prospectus, Lonestar has determined to grant Additional Lonestar RSUs to such executive officers as set forth below.
The Lonestar directors and executive officers do not hold, and are not expected to hold as of the Effective Time, any equity-based awards other than the Lonestar RSUs and Additional Lonestar RSUs. The table below sets forth the aggregate number of shares of Lonestar Common Stock subject to outstanding Lonestar RSUs held by each Lonestar director and executive officer as of August 23, 2021 (assuming any performance-based vesting conditions are achieved in full, which will result in a number of Lonestar RSUs vesting equal to the number of Lonestar RSUs granted to the applicable participant on the applicable grant date, and not any greater number) and the aggregate number of shares of Lonestar Common Stock subject to the Additional Lonestar RSUs expected to be granted to each executive officer and director as of August 23, 2021. Messrs. Schneider and Long do not hold Lonestar RSUs or other unvested equity-based awards and are not expected to be granted Additional Lonestar RSUs.
Name	Shares of Lonestar Common Stock Subject to Outstanding Lonestar RSUs (#)	Shares of Lonestar Common Stock Subject to Additional Lonestar RSUs (#)(1)
Executive Officers
Frank D. Bracken, III	166,667	71,538
Barry D. Schneider	—	—
Jason N. Werth	50,000	14,152
Thomas H. Olle	6,250	—
Jana Payne	50,000	14,152
Directors
Richard Burnett	14,000	10,015
Eric Long.	—	—
Gary D. Packer	14,000	10,015
Andrei Verona	14,000	10,015
(1)
The Additional Lonestar RSUs have not been granted as of the date hereof, and will not be granted until the time that is immediately prior to the Effective Time. If the closing of the Integrated Mergers does not occur for any reason, the Additional Lonestar RSUs will not be granted.

Executive Officer Severance Arrangements
Employment Agreements
Each of Messrs. Bracken, Werth, and Olle and Ms. Payne entered into an employment agreement with Lonestar effective November 30, 2020 (the “Employment Agreements”). The Employment Agreements provide each such executive with certain severance benefits upon qualifying terminations of employment. If a change in control occurs and within twenty-four months following such change in control event (i) the employment of the executive is terminated by Lonestar without “cause” or (ii) the executive resigns for “good reason” (each, as defined below, and either such event, a “Qualifying Termination”), such executive would be entitled to the following:
•
a lump sum cash payment equal to the amount of accrued but unpaid base salary, vacation time, unpaid reimbursements and any other benefits due but not yet paid, payable no more than thirty days following the date of such Qualifying Termination;

•
a lump sum cash payment equal to 2.0 times for Mr. Bracken, 1.5 times for Mr. Werth and Ms. Payne and 1.0 times for Mr. Olle the sum of the executive’s then current (i) annual base salary and (ii) target annual bonus, payable no earlier than sixty days following the date of such Qualifying Termination; and

•
a lump sum cash payment equal to the employer’s portion of the monthly premiums that would be required to continue coverage for the executive officer and his or her covered dependents under Lonestar’s medical, dental and/or vision insurance plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for a period of twenty-four months for Mr. Bracken, eighteen months for Mr. Werth and Ms. Payne and twelve months for Mr. Olle.

The severance benefits described above are subject to the executive’s execution and non-revocation of a general release and waiver of claims in favor of Lonestar and its affiliates within sixty days following the date of a Qualifying Termination. Additionally, the severance benefits are subject to the executive’s continued compliance with the post-termination non-competition and non-solicitation provisions contained in the Employment Agreements for a period of twelve months following the date of a Qualifying Termination as well as with confidentiality and non-disparagement provisions contained in the Employment Agreement.
For purposes of the Employment Agreements, “cause” generally means the executive’s (i) refusal to substantially perform his or her duties to Lonestar (other than any such failure resulting from such executive’s incapacity due to physical or mental illness); (ii) gross negligence or willful engagement in conduct that is materially injurious to Lonestar or its affiliates, whether monetarily or otherwise; (iii) commission of a crime or an act of fraud, theft, misappropriation or embezzlement that could reasonably be expected to materially impair such executive’s ability to substantially perform his or her duties to Lonestar; (iv) failure to comply with any reasonable legal directive of the Lonestar Board (in the case of Mr. Bracken) or the Lonestar Chief Executive Officer (in the case of Messrs. Worth and Olle and Ms. Payne); (v) material breach of any obligation under the Employment Agreements or any other written agreement between such executive and Lonestar; (vi) violation of Lonestar’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct; or (vii) violation of any securities or other law, rule or regulation applicable to Lonestar, its affiliates or such executive relating to the business operations of Lonestar or its affiliates that may have a material adverse effect upon Lonestar’s business, operations or condition (financial or otherwise). Notwithstanding the foregoing, in the case of any conduct described in clauses (i), (iv), (v) or (vi) of the immediately preceding sentence, if such conduct is reasonably susceptible of being cured, then the executive’s termination shall be for “cause” only if such executive fails to cure such conduct to the Lonestar Board (or, in the case of executive officers other than Mr. Bracken, Lonestar’s) reasonable satisfaction within thirty days after receiving written notice from Lonestar describing such conduct in reasonable detail.
For purposes of the Employment Agreements “good reason” generally means the executive’s resignation after the occurrence, without the executive’s consent, of any of the following events (i) a material diminution in the executive’s responsibilities, authority and duties as an employee of Lonestar; (ii) a material reduction in the executive’s annual base salary or target annual bonus (other than as part of a general proportional reduction for all senior executives); (iii) a requirement by Lonestar that the executive relocate the executive’s principal location of employment to a location that is more than fifty miles from the executive’s principal work location as of the effective date of the Employment Agreement; or (iv) a material breach of the Employment Agreement by

Lonestar. Notwithstanding the foregoing, no “good reason” will have occurred unless and until the executive has: (a) provided Lonestar, within ninety days of the executive’s knowledge of the occurrence of the facts and circumstances underlying the good reason event, written-notice stating with specificity the applicable facts and circumstances underlying such finding of good reason; (b) provided Lonestar with an opportunity to cure, and Lonestar has not cured, the same within thirty days after the receipt of such notice; and (c) the executive terminates his or her employment within thirty days after the end of the cure period.
The Integrated Mergers will constitute a “change in control” under the Employment Agreements. For the quantification of the estimated value of the severance payments and benefits described above that would be payable to Lonestar’s named executive officers, see the table below under “Interests of Lonestar’s Directors and Executive Officers in the Integrated Mergers—Golden Parachute Compensation.” Each Employment Agreement contains a modified cutback provision whereby payments payable to an executive may be reduced if doing so would put the executive in a more advantageous after-tax provision than if payments were not reduced and the executive became subject to excise taxes under Section 4999 of the Code (the “280G Cutback”). None of the executive officers is entitled to a Code Section 4999 gross-up under the Employment Agreements or otherwise in connection with the Integrated Mergers.
For an estimate of the value of the severance payments described above that would be payable to Lonestar’s named executive officers upon a Qualifying Termination on August 23, 2021, see the section of this proxy statement captioned “—Quantification of Potential Payments and Benefits to Lonestar’s Named Executive Officers” below.
Indemnification; Directors’ and Officers’ Insurance
Pursuant to the Merger Agreement, the Surviving Corporation agreed that from and after the Effective Time, to the fullest extent permitted by law, it will jointly and severally indemnify, defend and hold harmless (and advance expenses in connection therewith) each present and former director and officer of (including each of the executive officers) Lonestar against any costs or expenses or other liabilities incurred in connection with any that arises out of or pertains to the fact that the director or officer is or was an officer or director of Lonestar at or prior to the Effective Time. In addition, the Merger Agreement provides, for a period of six years following the Effective Time, certain continued indemnification and reimbursement rights to the Lonestar directors and officers (including each of the executive officers), as well as the right to be covered by a directors’ and officers’ liability insurance policy sponsored by the Surviving Corporation. For additional information see “The Integrated Mergers—Indemnification and Insurance.”
Quantification of Potential Payments and Benefits to Lonestar’s Named Executive Officers
In accordance with Item 402(t) of Regulation S-K, the below table sets forth the amount of payments and benefits that each of Lonestar’s named executive officers would or may receive in connection with the Integrated Mergers. The payments and benefits described below are calculated based on, to the extent applicable, the terms of each named executive officer’s Employment Agreement, outstanding Lonestar RSUs and expected grants of Additional Lonestar RSUs, each as of August 23, 2021 and may include certain payments or benefits that are contingent upon services to be provided by such named executive officer to Lonestar prior to the closing date of the Integrated Mergers, but only as set forth under the terms and conditions of Lonestar’s arrangements with the named executive officers. Accordingly, see the sections captioned “—Executive Officer Severance Arrangements” and “—Treatment of Lonestar Equity-Based Awards” for a description of the change in control severance payments and treatment of the named executive officers’ equity-based awards, as applicable.
Please note that the amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in footnotes to the table. For example, Lonestar has assumed that:
•
the price of Penn Virginia Common Stock is $21.15, which is equal to the average closing market price of the Penn Virginia Common Stock over the first five business days following the first public announcement of the Integrated Mergers on July 12, 2021 (which five-business day period includes July 12, 2021 (because the Integrated Mergers were announced prior to market open on such date), July 13, 2021, July 14, 2021, July 15, 2021 and July 16, 2021), which price is likely to change between the date of this proxy statement/consent solicitation statement/prospectus and the Effective Time;

•	the Effective Date is August 23, 2021, the latest practicable date prior to the filing of this proxy statement/consent solicitation statement/prospectus;
•
each named executive officer will experience a termination of employment upon the Effective Date, presumed for purposes of this disclosure to be August 23, 2021, such that severance benefits will be payable to each named executive officer under the terms of the Employment Agreements (as applicable); and

•	no payments, accelerated vesting or benefits paid to or received by each Lonestar named executive officer are subject to the 280G Cutback.
The actual amounts payable to Lonestar’s named executive officers’ will depend on whether the named executive officer experiences a Qualifying Termination (as applicable in the event such named executive officer is party to an Employment Agreement), the date of such Qualifying Termination (if any), the price of Penn Virginia’s Common Stock at the Effective Time, and the terms of the plans or agreements in effect at such time, and accordingly may differ materially from the amounts set forth below. In addition, the calculations in the table below do not include any amounts that the named executive officers were entitled to receive regardless of the occurrence of the Integrated Mergers or that were vested as of the date hereof. In addition, these amounts do not attempt to forecast any additional awards, grants or forfeitures that may occur prior to the Effective Time of the Integrated Mergers (other than the Additional Lonestar RSUs) or any awards that, by their terms, vest irrespective of the Integrated Mergers prior to August 23, 2021.
Golden Parachute Compensation
Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Frank D. Bracken, III	2,100,000	2,569,398	52,012	4,721,410
Barry D. Schneider(1)	—	—	—	—
Jana Payne	483,750	691,976	23,967	1,199,693
(1)
As of the date of this proxy statement/consent solicitation statement/prospectus, Mr. Schneider is not party to an Employment Agreement, does not hold Lonestar RSUs or other unvested equity-based awards and is not expected to be granted Additional Lonestar RSUs.

(2)
These amounts represent cash severance that would be payable to Mr. Bracken and Ms. Payne under the Employment Agreements in connection with the applicable named executive officer’s Qualifying Termination of employment on August 23, 2021, which amount is equal to the named executive officer’s severance provided for in his or her Employment Agreement (2.0 times for Mr. Bracken and 1.5 times for Ms. Payne the sum of the executive’s (A) annual base salary and (B) target annual bonus). The cash severance payments are considered to be “double-trigger” payments, which means that both a change in control, such as the Integrated Mergers, and another event (i.e., a Qualifying Termination) must occur within 24 months of such change in control prior to such payments being provided to the named executive officer.

(3)
As of the Effective Time, each of the named executive officers’ Lonestar RSUs and Additional Lonestar RSUs granted under the Lonestar Stock Plan (other than Mr. Schneider, who did not hold any Lonestar RSUs as of August 23, 2021 and who is not anticipated to receive a grant of Additional Lonestar RSUs), whether vested or unvested, will become fully vested on a “single-trigger” basis and cancelled and converted into the right to receive a number of shares of Penn Virginia Common Stock equal to the product of (i) the number of shares of Lonestar Common Stock subject to such award (assuming any performance-based vesting conditions are achieved in full, which will result in a number of Lonestar RSUs vesting equal to the number of Lonestar RSUs granted to the applicable participant on the applicable grant date, and not any greater number) and (ii) 0.51, less any shares withheld to satisfy tax obligations. The value of the accelerated Lonestar RSUs and Additional Lonestar RSUs has been calculated for purposes of this table by multiplying the number of shares subject to each named executive officer’s outstanding Lonestar RSUs and expected grant of Additional Lonestar RSUs by the exchange ratio of 0.51 and multiplying the resulting product by an assumed share price of Penn Virginia Common Stock of $21.15. The amounts reflected in this column include the amount attributable to the cash-out of the fractional shares that result from the conversion of the Lonestar RSUs and Additional Lonestar RSUs into the right to receive shares of Penn Virginia Common Stock as set forth in the Merger Agreement.

Name	Lonestar RSUs	Additional Lonestar RSUs
Frank D. Bracken, III	$1,797,754	$771,645
Barry D. Schneider	—	—
Jana Payne	$539,325	$152,651
(4)
These amounts represent the value of the lump sum cash payment equal to the employer’s portion of the COBRA premiums payable pursuant to the Employment Agreements if the named executive officer’s employment was terminated due to a Qualifying Termination

(24 months for Mr. Bracken and 18 months for Ms. Payne), determined based upon the premiums in effect on August 23, 2021. The COBRA premium benefits are considered to be “double-trigger” payments, which means that both a change in control, such as the Integrated Mergers, and another event (i.e., a Qualifying Termination) must occur within 24 months of such change in control prior to such payments being provided to the named executive officer.
Interests of Penn Virginia’s Directors and Executive Officers in the Integrated Mergers
When considering the recommendation of the Penn Virginia Board that Penn Virginia shareholders vote “FOR” the Share Issuance Proposal, Penn Virginia shareholders should be aware that Penn Virginia’s directors and executive officers have interests in the Integrated Mergers that may be different from, or in addition to, the interests of other Penn Virginia shareholders generally.
Any outstanding restricted stock unit awards granted under the existing Penn Virginia 2019 Management Incentive Plan and held by the member of the Penn Virginia Board that steps down in connection with the appointment of the new director pursuant to the terms of the Merger Agreement shall immediately accelerate and vest in full upon such current board member’s resignation.
Other than continuing roles as directors or executive officers of Penn Virginia after the Effective Time as described in further detail under the section entitled “The Merger Agreement—Board of Directors and Executive Officers After Completion of the Integrated Mergers,” and the interests described above, the members of the Penn Virginia Board and Penn Virginia executive officers do not have any interests in the Integrated Mergers that may be different from, or in addition to, the interests of Penn Virginia shareholders generally.
Indemnification and Insurance
Pursuant to the Merger Agreement, each of Penn Virginia and Lonestar (solely in its capacity as the surviving corporation after the completion of the Integrated Mergers (the “Surviving Corporation”)) agreed that from and after the Effective Time, to the fullest extent permitted by law, it will jointly and severally indemnify, defend and hold harmless (and advance expenses in connection therewith) each present and former director and officer of (i) Lonestar or any of its subsidiaries or (ii) any other entity that was serving in such capacity at Lonestar’s request (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including attorneys’ and other professionals’ fees and disbursements), judgments, fines, penalties, losses, claims, damages or liabilities, or amounts that are paid in settlement, of or incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative to which such Indemnified Party is a party or is otherwise involved (including as a witness), and arises out of or pertains to the fact that the Indemnified Party is or was an officer or director of Lonestar or any of its subsidiaries, with respect to matters existing or occurring at or prior to the Effective Time (including the Merger Agreement, the Integrated Mergers and the other transactions contemplated the Merger Agreement), whether asserted or claimed prior to, at or after the Effective Time.
Pursuant to the Merger Agreement, for a period of six years from the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification and advancement of expenses of individuals who were directors and officers prior to the Effective Time than are set forth, as of the date of the Merger Agreement, in Lonestar’s certificate of incorporation and bylaws. The Surviving Corporation (or Penn Virginia on the Surviving Corporation’s behalf) will, in its sole discretion, either (i) continue to maintain in effect for a period of at least six years from and after the Effective Time for the persons who, as of the date of the Merger Agreement, are covered by Lonestar’s directors’ and officers’ liability insurance (the “D&O Insurance”) with recognized insurance companies and with terms, conditions, retentions and levels of coverage at least as favorable as provided in Lonestar’s existing policies as of the date of the Merger Agreement, or, if such insurance is unavailable, the Surviving Corporation or Penn Virginia on the Surviving Corporation’s behalf will purchase the best available D&O Insurance from a recognized insurance company for such six-year period with terms, conditions, retentions and with levels of coverage at least as favorable as provided in Lonestar’s existing policies as of the date of the Merger Agreement or (ii) obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time with recognized insurance companies for the persons who, as of the date of the Merger Agreement, are covered by Lonestar’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as Lonestar’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated thereby), with respect to Lonestar’s D&O Insurance.

In no event will Penn Virginia or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by Lonestar for such insurance; and provided, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation (or Penn Virginia on the Surviving Corporation’s behalf) will obtain a policy with the greatest coverage available for a cost not exceeding such amount.
Listing of Penn Virginia Common Stock; Delisting and Deregistration of Lonestar Common Stock
Before completion of the Integrated Mergers, Penn Virginia has agreed to its reasonable best efforts to cause the shares of Penn Virginia Common Stock to be issued in the Integrated Mergers and reserved for issuance under any Lonestar equity-based awards to be approved for listing on the Nasdaq. The approval and authorization for listing on the Nasdaq, subject to official notice of issuance, of the new shares of Penn Virginia Common Stock to be issued to former Lonestar stockholders in the Integrated Mergers is a condition to the consummation of the Integrated Mergers. If the Integrated Mergers are completed, the Lonestar Common Stock will cease to be listed on the OTCQX Best Market and will be deregistered under the Exchange Act.
Accounting Treatment of the Integrated Mergers
Penn Virginia and Lonestar prepare their respective financial statements in accordance with GAAP. GAAP requires that one party to the Integrated Mergers be identified as the acquirer. The Integrated Mergers will be accounted for using the acquisition method of accounting, and Penn Virginia will be treated as the accounting acquirer. In identifying Penn Virginia as the acquiring entity for accounting purposes, Penn Virginia and Lonestar took into account a number of factors as of the date of this proxy statement/consent solicitation statement/prospectus. No single factor was the sole determinant in the overall conclusion that Penn Virginia is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.
Regulatory Matters
Under the HSR Act and the rules promulgated thereunder, the Integrated Mergers cannot be completed until the parties to the Merger Agreement have given notification and furnished information to the FTC and the DOJ and until the applicable waiting period (and any extension of such period) has expired or has been terminated. Penn Virginia and Lonestar have determined that no filing is required under the HSR Act with the DOJ or the FTC and as a result this condition has been met.
No Appraisal Rights
No dissenters’ or appraisal rights will be available with respect to the Integrated Mergers, the Share Issuance Proposal, the Articles of Incorporation Amendment Proposal or any of the other transactions contemplated by the Merger Agreement.

THE MERGER AGREEMENT
The following description sets forth the principal terms of the Merger Agreement, which is attached as Annex A and incorporated by reference into this proxy statement/consent solicitation statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement. You are encouraged to read the Merger Agreement carefully and in its entirety, as well as this proxy statement/consent solicitation statement/prospectus, before making any decisions regarding any of the proposals described in this proxy statement/consent solicitation statement/prospectus. This section is only intended to provide you with information regarding the terms of the Merger Agreement. Neither Penn Virginia nor Lonestar intends that the Merger Agreement will be a source of business or operational information about Penn Virginia or Lonestar. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this proxy statement/consent solicitation statement/prospectus and in the public filings Penn Virginia and Lonestar make with the SEC, as described in “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary of terms are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Penn Virginia and Lonestar contained in this proxy statement/consent solicitation statement/prospectus or in the public reports of Penn Virginia and Lonestar filed with the SEC may supplement, update or modify the factual disclosures about Penn Virginia and Lonestar contained in the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement, as of a specific date. In addition, these representations, warranties and covenants were made solely for the benefit of the parties to the Merger Agreement and may be qualified and subject to important limitations agreed to by Penn Virginia and Lonestar in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with a principal purpose of allocating risk between parties to the Merger Agreement rather than the purpose of establishing these matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and, in some cases, were qualified by the matters contained in the confidential disclosures that Penn Virginia and Lonestar each delivered in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement itself. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/consent solicitation statement/prospectus, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/consent solicitation statement/prospectus or in the respective public filings made by Penn Virginia and Lonestar with the SEC.
Additional information about Penn Virginia and Lonestar may be found elsewhere in this proxy statement/consent solicitation statement/prospectus or incorporated by reference herein. Please see “Where You Can Find More Information.”
Structure of the Integrated Mergers
Upon satisfaction or waiver of the conditions to closing in the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Lonestar (the “First Merger”), with Lonestar continuing as the surviving corporation in the First Merger (the “Surviving Corporation”), and, immediately following the First Merger, the Surviving Corporation will merge with and into Merger Sub LLC (such merger, the “Second Merger” and, together with the First Merger, collectively, the “Integrated Mergers”), with Merger Sub LLC continuing as the surviving entity in the Second Merger (the “Surviving Company”).
Promptly following the effective time of the Second Merger, Penn Virginia will contribute all of the limited liability company interests in the Surviving Company to Penn Virginia Holdings, LLC, a Delaware limited liability company, in exchange for the issuance of Common Units of PV Energy Holdings, in accordance with Section 3.04 of the Amended and Restated Agreement of Limited Partnership of PV Energy Holdings (the “Contribution” and, together with the Integrated Mergers, the Merger Agreement and the transactions contemplated thereby, the “Transactions”).
Completion and Effectiveness of the Integrated Mergers
The closing of the Integrated Mergers will take place on a date to be mutually agreed upon by Penn Virginia and Lonestar, which date will be no later than the second business day after the conditions set forth in the Merger Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions), or such other time as Penn Virginia and Lonestar will mutually agree.
Immediately following the closing, Lonestar and Penn Virginia will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL effecting the First Merger (the “First Certificate of Merger”) and a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL and the Delaware Limited Liability Company Act effecting the Second Merger (the “Second Certificate of Merger”).
The First Merger will become effective upon such filing and acceptance of the First Certificate of Merger with the Secretary of State of the State of Delaware, or at such later date and time as agreed by Penn Virginia and Lonestar and as set forth in the First Certificate of Merger (the “Effective Time”). The Second Merger shall become effective one minute after the Effective Time (the “Second Merger Effective Time”), as the parties shall specify in the Second Certificate of Merger.
Merger Consideration
At the Effective Time, by virtue of the First Merger and without any further action on the part of Penn Virginia, Merger Sub Inc., Lonestar or any holder of capital stock thereof:
•	the Excluded Shares will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor; and
•
subject to certain terms of the Merger Agreement, each share of Lonestar Common Stock issued and outstanding (other than Excluded Shares) immediately prior to the Effective Time will be converted into the right to receive from Penn Virginia 0.51 fully paid and nonassessable shares of Penn Virginia Common Stock.

The number of shares of Penn Virginia Common Stock into which each share of Lonestar Common Stock will be converted, as specified in the second bullet above (as such number may be adjusted in accordance with Merger Agreement), is referred to as the Exchange Ratio. The aggregate number of shares of Penn Virginia Common Stock issuable pursuant to Merger Agreement, together with any cash to be paid in lieu of any fractional shares of Penn Virginia Common Stock in accordance with the Merger Agreement, is referred to as the “Merger Consideration.”
Without limiting the parties’ respective obligations under certain parts of the Merger Agreement, if, during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of Lonestar Common Stock or Penn Virginia Common Stock occurs as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, then the Exchange Ratio and any other amounts payable pursuant to the Merger Agreement will be appropriately adjusted to eliminate the effect of such event on the Exchange Ratio or any such other amounts payable pursuant to the Merger Agreement.
No fractional shares of Penn Virginia Common Stock will be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares will be issued, and such fractional share interests will not entitle the owner thereof to vote or to any rights as a holder of Penn Virginia Common Stock. Any holder of Lonestar Common Stock who would otherwise be entitled to receive a fraction of a share of Penn Virginia Common Stock pursuant to the First Merger (after taking into account all shares of Lonestar Common Stock held immediately prior to the Effective Time by such holder) will, in lieu of such fraction of a share and upon surrender of such holder’s certificate (a “Lonestar Stock Certificate”) formerly representing any share of Lonestar Common Stock (other than an Excluded Share) or each uncertificated share of Lonestar Common Stock (“Book-Entry Common Shares”), be paid in cash the dollar amount as specified in the Merger Agreement.
At the Effective Time, by virtue of the First Merger and without any action on the part of Penn Virginia, Merger Sub Inc., Lonestar or any holder of capital stock thereof, each share of capital stock of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time. From and after the Effective Time, all certificates representing the common stock of Merger Sub Inc. will be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of Penn Virginia, the Surviving Corporation, Merger Sub LLC or the holders of any shares of capital stock or other equity interests of Penn Virginia, the Surviving Corporation or Merger Sub LLC, each share of common stock of the Surviving Corporation issued pursuant to the First Merger and outstanding immediately prior to the Second Merger Effective Time shall automatically be cancelled and retired and cease to exist, and no consideration shall be delivered in exchange therefor, and Penn Virginia shall continue as the sole member of the Surviving Company.
Treatment of Lonestar Equity-Based Awards and Lonestar Warrants
Immediately prior to the Effective Time, upon the terms and subject to the conditions of the Merger Agreement, each Lonestar RSU (including each Lonestar RSU subject to performance-based vesting conditions) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will become fully vested at the Effective Time and will be cancelled and converted into a right to receive a number of shares of Penn Virginia Common Stock based on the Exchange Ratio (in addition to any cash received in lieu of fractional shares of Penn Virginia Common Stock), with any applicable performance-based vesting conditions to be treated as having been achieved in full (which will result in a number of Lonestar RSUs vesting equal to the number of Lonestar RSUs granted to the applicable participant on the applicable grant date, and not any greater number).
At the Effective Time, each outstanding, unexpired and unexercised Lonestar warrant shall be (i) cancelled and extinguished for no consideration on the closing date of the Integrated Mergers, or (ii) in the case of the Tranche 1 Warrants, acquired by Penn Virginia for a number of shares of Penn Virginia Common Stock equal to the Exchange Ratio, in each case in accordance with the terms of the agreement governing such warrants.
Board of Directors and Executive Officers After Completion of the Integrated Mergers
The Penn Virginia Board at the Effective Time will be composed of nine members. One member of the current Penn Virginia Board will resign and be replaced by one member currently serving on the Lonestar Board, as described below. Prior to the Effective Time, Penn Virginia will take all necessary actions to cause one director currently serving on the Lonestar Board prior to the Effective Time and mutually acceptable to both Penn Virginia and Lonestar (who shall meet the independence standards of the Nasdaq with respect to Penn Virginia) to be appointed to the Penn Virginia Board.
Edward Geiser will continue to serve as Chairman of the Penn Virginia Board, and Darrin Henke will continue to serve as President and CEO of Penn Virginia following the closing of the transaction.
The officers of Merger Sub Inc. prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
The officers of Merger Sub LLC prior to the Second Merger will be the initial officers of the Surviving Company and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Exchange of Shares
Exchange Agent
Prior to the date of closing, Penn Virginia and Lonestar will mutually select a bank or trust company, which may be the transfer agent for the Penn Virginia Common Stock, to act as Exchange Agent in the Integrated Mergers, and, not later than the Effective Time, Penn Virginia will enter into an agreement with the Exchange Agent, which will provide that, at or prior to the Effective Time, Penn Virginia will deposit with the Exchange Agent all of the shares of Penn Virginia Common Stock to pay the Merger Consideration. The shares of Penn Virginia Common Stock so deposited with the Exchange Agent, together with (i) any dividends or distributions received by the Exchange Agent with respect to such shares and (ii) proceeds received from the sale of the Penn Virginia Excess Shares pursuant to the Merger Agreement, are referred to collectively as the “Exchange Fund.”
Exchange Procedures
As soon as practicable after the Effective Time, but in no event more than two business days after the date of closing, Penn Virginia will cause the Exchange Agent to mail to the record holders of Lonestar Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Penn Virginia and Lonestar may reasonably specify (including a provision confirming that delivery of Lonestar Stock Certificates will be effected, and risk of loss and title to Lonestar Stock Certificates will pass, only upon delivery of such Lonestar Stock Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Lonestar Stock Certificates in exchange for Penn Virginia Common Stock, as provided in the Merger Agreement, and any cash in lieu of a fractional share, which the shares of Lonestar Common Stock represented by such Lonestar Stock Certificates shall be converted into the right to receive pursuant to the Merger Agreement, as well as any dividends or distributions to be paid pursuant to the Merger Agreement. Upon surrender of a Lonestar Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Penn Virginia, (A) the holder of such Lonestar Stock Certificate will be entitled to receive in book-entry form the number of whole shares of Penn Virginia Common Stock that such holder has the right to receive pursuant to certain provisions of the Merger Agreement (and cash in lieu of any fractional share of Penn Virginia Common Stock) as well as any dividends or distributions to be paid pursuant to the Merger Agreement and (B) the Lonestar Stock Certificate so surrendered will be immediately canceled.
Lost, Stolen, or Destroyed Certificates
In the event of a transfer of ownership of shares of Lonestar Common Stock that is not registered in the transfer records of Lonestar, shares in book-entry form representing the proper number of shares of Penn Virginia Common Stock may be issued to a person other than the person in whose name such Lonestar Stock Certificate so surrendered is registered if such Lonestar Stock Certificate is properly endorsed or otherwise in proper form for transfer and the person requesting such issuance pays any transfer or other taxes required by reason of the issuance of Penn Virginia Common Stock to a person other than the registered holder of such Lonestar Stock Certificate or establishes to the satisfaction of Penn Virginia that such taxes have been paid or are not applicable. If any Lonestar Stock Certificate is lost, stolen or destroyed, Penn Virginia may, in its discretion and as a condition precedent to the issuance of any shares in book-entry form representing Penn Virginia Common Stock require the owner of such lost, stolen or destroyed Lonestar Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Penn Virginia may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Penn Virginia or the Surviving Corporation with respect to such Lonestar Stock Certificate.
Distributions with Respect to Unexchanged Penn Virginia Common Stock
No dividends or other distributions declared with respect to the Penn Virginia Common Stock will be paid to the holder of any unsurrendered Lonestar Stock Certificate until the holder thereof surrenders such Lonestar Stock Certificate in accordance with the Merger Agreement. After the surrender of a Lonestar Stock Certificate in accordance with the Merger Agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Penn Virginia Common Stock, which the shares of Lonestar Common Stock represented by such Lonestar Stock Certificate have been converted into the right to receive.

Until surrendered as contemplated by the Merger Agreement, each Lonestar Stock Certificate will be deemed, from and after the Effective Time, to represent only the right to receive shares of Penn Virginia Common Stock (and cash in lieu of any fractional share of Penn Virginia Common Stock) as contemplated by the Merger Agreement and any distribution or dividend with respect to Penn Virginia Common Stock the record date for which is after the Effective Time.
Treatment of Excess Shares
As promptly as practicable following the Effective Time, the Exchange Agent will (i) determine the number of whole shares of Penn Virginia Common Stock and the number of fractional shares of Penn Virginia Common Stock that each holder of Lonestar Common Stock is entitled to receive in connection with the consummation of the Integrated Mergers and (ii) on behalf of former stockholders of Lonestar, sell the Penn Virginia Excess Shares at then-prevailing prices on the Nasdaq, all in the manner provided in the Merger Agreement.
The sale of the Penn Virginia Excess Shares by the Exchange Agent will be executed on the Nasdaq through one or more member firms of the Nasdaq and will be executed in round lots to the extent practicable. The Exchange Agent will use reasonable efforts to complete the sale of the Penn Virginia Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the former holders of Lonestar Common Stock, the Exchange Agent will hold such proceeds in the Lonestar Common Stock Trust. Penn Virginia will pay all commissions and other out-of-pocket transaction costs (other than any transfer or similar taxes imposed on a holder of Lonestar Common Stock), including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Penn Virginia Excess Shares. The Exchange Agent will determine the portion of the Lonestar Common Stock Trust to which each former holder of Lonestar Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the Lonestar Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Lonestar Common Stock is entitled (after taking into account all shares of Lonestar Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Lonestar Common Stock are entitled.
As soon as practicable after the determination of the amount of cash, if any, to be paid to former holders of Lonestar Common Stock with respect to any fractional share interests, the Exchange Agent will make available such amounts to such holders, subject to and in accordance with the terms of Section 1.8 of the Merger Agreement.
Termination of the Exchange Fund
Any portion of the Exchange Fund that remains undistributed to stockholders of Lonestar as of the date six months after the Effective Time will be delivered to Penn Virginia upon demand, and any holders of Lonestar Stock Certificates who have not theretofore surrendered their Lonestar Stock Certificates to the Exchange Agent in accordance with the Merger Agreement and any holders of Book-Entry Common Shares who have not theretofore cashed any check payable to them in accordance with the Merger Agreement will thereafter look only to Penn Virginia for satisfaction of their claims for Penn Virginia Common Stock, cash in lieu of fractional shares of Penn Virginia Common Stock and any dividends or distributions with respect to Penn Virginia Common Stock subject to applicable abandoned property law, escheat laws or similar laws.
Withholding Rights
Each of the Exchange Agent, Penn Virginia, Lonestar, the Surviving Corporation, the Surviving Company and their respective affiliates and agents are entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to the Merger Agreement such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state, local or foreign tax law; provided that the parties to the Merger Agreement agree that the consideration payable or otherwise deliverable pursuant to the Merger Agreement will not be subject to withholding under Section 1445 of the Code or the U.S. Treasury regulations promulgated thereunder so long as the Lonestar Common Stock is “regularly traded on an established securities market” within the meaning of Treasury Regulations § 1.1445-2(c)(2) as of the Closing Date, except to the extent required pursuant to a change in applicable law after the date of the Merger Agreement. To the extent that amounts are so properly deducted or withheld, and timely remitted to the appropriate governmental entity, such amounts will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction or withholding was made.
Escheat Laws
The Merger Agreement provides that neither Penn Virginia nor the Surviving Corporation will be liable to any holder or former holder of Lonestar Common Stock or to any other person with respect to any share of Lonestar Common Stock (or any dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. The Merger Agreement also provides that if any Lonestar Stock Certificate has not been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which any such shares of Penn Virginia Common Stock or any dividends or other distributions payable to the holder thereof would otherwise escheat to or become the property of any governmental entity), any shares of Penn Virginia Common Stock issuable upon the surrender of, or any dividends or other distributions in respect of, such Lonestar Stock Certificate shall, to the extent permitted by applicable law, become the property of Penn Virginia, free and clear of all claims or interest of any person previously entitled thereto.
No Interest
The Merger Agreement provides that no interest shall be paid or accrued on any merger consideration, cash in lieu of fractional shares, or any unpaid dividends or distributions payable to holders of Lonestar Common Stock.
Stock Certificates and Transfer Books
At the Effective Time:
•
all shares of Lonestar Common Stock outstanding immediately prior to the Effective Time will automatically be canceled and will cease to exist and (i) each Lonestar Stock Certificate and (ii) each Book-Entry Common Share formerly representing any share of Lonestar Common Stock (other than an Excluded Share) will represent only the right to receive shares of Penn Virginia Common Stock (and cash in lieu of any fractional share of Penn Virginia Common Stock) as contemplated by the Merger Agreement and any dividends or other distributions to which the holders thereof are entitled pursuant to the Merger Agreement, and all holders of Lonestar Stock Certificates or Book-Entry Common Shares will cease to have any rights as stockholders of Lonestar; and

•
the stock transfer books of Lonestar will be closed with respect to all shares of Lonestar Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Lonestar Common Stock will be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Lonestar Stock Certificate is presented to the Exchange Agent or to the Surviving Corporation or Penn Virginia, such Lonestar Stock Certificate will be canceled and will be exchanged as provided in the Merger Agreement.

Adjustments to Exchange Ratio
If after the date of the Merger Agreement and at or prior to the Effective Time, the outstanding shares of Penn Virginia Common Stock or Lonestar Common Stock are changed into a different number of shares or type of securities by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs (any such action, an “Adjustment Event”), the Exchange Ratio will be appropriately adjusted to eliminate the effect of such Adjustment Event on the Exchange Ratio.
Representations and Warranties
The Merger Agreement contains representations and warranties made by Penn Virginia to Lonestar and by Lonestar to Penn Virginia. Certain of the representations and warranties in the Merger Agreement are subject to materiality or Material Adverse Effect qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the party making such representation or warranty). In addition, certain of the representations and warranties in the Merger Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge. Furthermore, each of the representations and warranties is subject to the qualifications set forth on the disclosure letter delivered to Lonestar by Penn Virginia, in the case of representations and warranties made by Penn Virginia, or to Penn Virginia by Lonestar, in the case of representations and warranties made by Lonestar, as well as certain of the reports of Penn Virginia and Lonestar filed with or furnished to the SEC prior to the date of the Merger Agreement (excluding any disclosures set forth under the heading “Risk Factors” or “Cautionary Statement Regarding Forward-Looking Statements” or similar heading to the extent that such information is cautionary or forward-looking in nature (other than any historical factual information contained within such headings, disclosure or statements)).
In the Merger Agreement, Lonestar has made representations and warranties to Penn Virginia regarding:
•	organization, good standing and qualification to do business;
•	corporate authority and power with respect to the execution, delivery and performance of the Merger Agreement;
•	voting requirements;
•	capitalization;
•
the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the Merger Agreement and the consummation of the Integrated Mergers and the other transactions contemplated by the Merger Agreement;

•	SEC filings, financial statements, SEC comments, relationships with auditors and off-balance sheet arrangements;
•	financial statements;
•	the absence of certain material changes and effects since December 31, 2020;
•	the absence of undisclosed liabilities;
•	compliance with laws and regulations;
•	material contracts;
•	tax matters;
•	employment, labor and benefit plan matters;
•	environmental matters;
•	reserve reports;
•	legal proceedings;
•	title to properties (including oil and gas properties);
•	intellectual property;
•	affiliate transactions;
•	insurance;
•	information to be supplied;
•	regulatory proceedings;
•	not being an “investment company”;
•	takeover statutes;

•	financial advisor;
•	opinion of financial advisor;
•	certain regulatory matters;
•	ownership of Penn Virginia Common Stock.
In the Merger Agreement, Penn Virginia has made representations and warranties to Lonestar regarding:
•	organization, good standing and qualification to do business;
•	corporate authority and power with respect to the execution, delivery and performance of the Merger Agreement;
•	voting requirements;
•	capitalization;
•
the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the Merger Agreement and the consummation of the Integrated Mergers and the other transactions contemplated by the Merger Agreement;

•	SEC filings, financial statements, SEC comments, relationships with auditors and off-balance sheet arrangements;
•	the absence of certain material changes and effects since December 31, 2020;
•	the absence of undisclosed liabilities;
•	compliance with laws and regulations;
•	material contracts;
•	tax matters;
•	environmental matters;
•	reserve reports;
•	legal proceedings;
•	title to properties (including oil and gas properties);
•	intellectual property;
•	affiliate transactions;
•	insurance;
•	information to be supplied;
•	regulatory proceedings;
•	not being an “investment company”;
•	takeover statutes;
•	financial advisor;
•	certain regulatory matters; and
•	Merger Sub Inc. and Merger Sub LLC.
For purposes of the Merger Agreement, a “Material Adverse Effect” means (A) a material adverse effect on the ability of a party and its subsidiaries to perform or comply with any material obligation under the Merger Agreement or to consummate the transactions contemplated thereby in accordance with the terms thereof or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of either party and its subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred:
•
changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

•	changes in general economic conditions in:
•	the oil and gas exploration and production industry;
•	the oil and gas gathering, compressing, treating, processing and transportation industry generally;
•	the natural gas liquids fractionating and transportation industry generally;
•	the crude oil and condensate logistics and marketing industry generally; and
•	the natural gas marketing and trading industry generally (including in each case changes in law affecting such industries);
•	the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;
•	any hurricane, tornado, flood, earthquake or other natural disaster;
•	any epidemic, pandemic or disease outbreak (including the COVID-19 virus), or other public health condition, or any other force majeure event, or any escalation or worsening thereof;
•
the identity of, or actions or omissions of, the other party or any of their respective affiliates, or any action taken pursuant to or in accordance with the Merger Agreement or at the request of or with the consent of the other party; provided that the exception described in this bullet does not apply to references to “Material Adverse Effect” in certain representations and warranties of each party, and, to the extent related thereto, certain conditions of each party;

•
the announcement or pendency of the Merger Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under the Merger Agreement or the transactions contemplated thereby); provided that the exception described in this bullet does not apply to references to “Material Adverse Effect” in certain representations and warranties of each party, and, to the extent related thereto, certain conditions of each party;

•
any change in the market price or trading volume of the common stock of either party (however, the exception described in this bullet will not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of the definition of Material Adverse Effect) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

•
any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (however, the exception described in this bullet will not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of the definition of Material Adverse Effect) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

•
any downgrade in rating of any indebtedness or debt securities of the parties or any of their respective subsidiaries (however, the exception described in this bullet will not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of the definition of Material Adverse Effect) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

•	changes in any laws or regulations applicable to either party or any of its subsidiaries or their respective assets or operations;
•	changes in applicable accounting regulations or the interpretations thereof; and
•
any legal proceedings commenced by or involving any current or former director or stockholder of either party (on its own behalf or on behalf of the applicable party) arising out of or related to the Merger Agreement or the Integrated Mergers or other transactions contemplated the Merger Agreement;

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing first, second, third, fourth, fifth, eleventh and twelfth bullets will, unless otherwise excluded, be taken into account for purposes of determining whether a Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects such party and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which such party and its subsidiaries operate.
Covenants
Conduct of Business Prior to the Effective Time
Lonestar
Except (i) as provided in certain parts of Lonestar’s disclosure letter, (ii) as required by applicable law, (iii) as expressly permitted by the Merger Agreement or (iv) with the prior written consent of Penn Virginia (which consent will not be unreasonably delayed, withheld or conditioned), from the date of the Merger Agreement until the earlier of the Effective Time or the date the Merger Agreement is terminated in accordance with its terms (the “Pre-Closing Period”), Lonestar and its subsidiaries will, (A) conduct the business and operations of Lonestar and its subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice and (B) use commercially reasonable efforts to (v) preserve intact the current business organizations of Lonestar and its subsidiaries, (w) maintain in effect all of Lonestar’s existing material permits, (x) maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, (y) maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect and (z) maintain their existing relations and goodwill with governmental entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other persons having business relationships with them; provided that Lonestar and any of its subsidiaries will not be prohibited from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to (I) changes or developments resulting from (1) material changes in commodity prices or (2) the COVID-19 pandemic; provided, further, however, that prior to taking any such action outside of the ordinary course or that is not consistent with past practice, Lonestar will consult with Penn Virginia and consider in good faith the views of Penn Virginia regarding any such proposed action, unless the exception described in clause (II) of this proviso also applies, in which case no such prior consultation is required or (II) an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided, further, however, that Lonestar will, as promptly as reasonably practicable, inform Penn Virginia of such condition and any such actions taken pursuant to the exception described in clause (II).
Except as (x) contemplated by the Merger Agreement or as set forth on certain parts of Lonestar’s disclosure letter to the Merger Agreement or (y) required by law, during the Pre-Closing Period, Lonestar will not and will not permit any of its subsidiaries, without the prior written consent of Penn Virginia (which consent will not be unreasonably delayed, withheld or conditioned) to:
•
declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of Lonestar or any of its subsidiaries, except for dividends or distributions by a wholly-owned subsidiary of Lonestar to Lonestar or another wholly-owned subsidiary of Lonestar;

•	split, combine or reclassify any capital stock of, or other equity interests in, Lonestar or any of its subsidiaries;

•
purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Lonestar or any of its subsidiaries, except as required by the terms of any capital stock or equity interest of any subsidiary of Lonestar or as contemplated or permitted by the terms of any Lonestar benefit plan in effect as of the date of the Merger Agreement (including any award agreement applicable to any Lonestar stock option or Lonestar RSU outstanding on the date of the Merger Agreement or issued in accordance with the Merger Agreement);

•
except for (A) issuances of shares of Lonestar Common Stock in respect of settlement of any Lonestar RSUs outstanding on the date of the Merger Agreement, (B) the sale of shares of Lonestar Common Stock issued pursuant to vesting of Lonestar RSUs, if necessary to effectuate exercise or the withholding of taxes and (C) transactions solely between or among Lonestar and its wholly-owned subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (x) any shares of its capital stock or other ownership interest in Lonestar or any of its subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

•
except as required by the terms of any existing Lonestar benefit plan provided to Penn Virginia prior to the date of the Merger Agreement, (A) enter into, establish, adopt or terminate any Lonestar benefit plan, or any arrangement that would be a Lonestar benefit plan if in effect on the date of the Merger Agreement, other than in conjunction with the hiring, as permitted in the Merger Agreement, of any at-will employee, (B) amend any Lonestar benefit plan, other than annual renewals of welfare benefit plans that do not materially increase the cost to Lonestar of maintaining such Lonestar benefit plan, (C) increase the compensation or benefits payable to any current or former employee or director, (D) grant, pay or award, or promise to grant, pay or award, any severance or termination pay, bonuses, retention, incentive, change in control or similar compensation or benefits, to any current or former employee, director or other individual service provider, (E) hire or terminate the employment of any at-will employee or service provider, other than terminations for cause, (F) accelerate the vesting of any equity-based awards or other compensation, (G) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Lonestar benefit plan, (H) implement or announce any layoffs, plant closings, temporary layoffs, salary or wage reductions, work schedule changes, furloughs, reductions in hours or other such actions with respect to any officers or employees of Lonestar or any of its subsidiaries that would require and trigger any notice obligations pursuant to the WARN Act, (I) negotiate or enter into any labor agreements or (J) recognize or certify any labor unions, labor organization, works council, group of employee or employee representative bodies or other labor organizations as the bargaining representative for any employees of Lonestar or any of its subsidiaries;

•
waive, release or amend any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligations of any current or former employee or other individual service provider of Lonestar or any of its subsidiaries;

•
(A) in the case of Lonestar, amend or permit the adoption of any amendment to the Lonestar organizational documents or (B) in the case of any of Lonestar’s subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to the Lonestar organizational documents;

•
(A) merge, consolidate, combine or amalgamate with any person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Integrated Mergers) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) any such action solely between or among Lonestar and its wholly-owned subsidiaries or between or among wholly-owned subsidiaries of Lonestar, or (2) acquisitions of inventory or equipment in the ordinary course of business consistent with past practice;

•
consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Lonestar or any of its subsidiaries, or a restructuring, recapitalization or other reorganization of Lonestar or any of its subsidiaries of a similar nature;

•
authorize, make or commit to make capital expenditures during any calendar month that are in the aggregate greater than one hundred and ten percent (110%) of the aggregate amount of capital expenditures set forth in the Lonestar capital budget provided to Penn Virginia for such month, except to the extent such operations are specifically further described in certain parts of Lonestar’s disclosure letter to the Merger Agreement, except, in each case, for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

•
sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any of its assets or properties, other than (A) among Lonestar and its wholly-owned subsidiaries or among wholly-owned subsidiaries of Lonestar, (B) sales of hydrocarbons made in the ordinary course of business or (C) sales of obsolete or worthless equipment;

•
fail to maintain material intellectual property owned by Lonestar or any of its subsidiaries, or maintain rights in material intellectual property, in the ordinary course of business, provided that neither Lonestar nor any of its subsidiaries is required to take any action to alter the terms of any license or other contract with respect to intellectual property;

•
(A) incur, create or suffer to exist any encumbrance other than (1) encumbrances in existence on the date of the Merger Agreement or (2) permitted encumbrances or (B) incur, create, assume or guarantee any indebtedness, other than (1) indebtedness incurred in the ordinary course of business under the Lonestar Credit Agreement, in an aggregate amount that would not cause outstanding borrowings of Lonestar under the Lonestar Credit Agreement to exceed $260,000,000, (2) transactions solely between or among Lonestar and its wholly-owned subsidiaries or solely between or among wholly-owned subsidiaries of Lonestar, and in each case guarantees thereof, or (3) indebtedness incurred in connection with hedging activities (including pursuant to any derivative product) in the ordinary course consistent with past practices and consistent with the parameters set forth on certain parts of Lonestar’s disclosure letter to the Merger Agreement; provided that in the case of each of foregoing clauses (1) through (3), such indebtedness does not (x) impose or result in any additional restrictions or limitations in any material respect on Lonestar or any of its subsidiaries or (y) subject Lonestar or any of its subsidiaries, or, following the closing, Penn Virginia or any of its subsidiaries, to any additional covenants or obligations in any material respect (other than the obligation to make payments on such indebtedness);

•
other than the settlement of any legal proceedings reflected or reserved against on the balance sheet of Lonestar (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any legal proceeding (excluding (A) any audit, claim or legal proceeding in respect of taxes, which will be governed exclusively by certain parts of the Merger Agreement and (B) any stockholder litigation against Lonestar, Penn Virginia or their respective directors or officers relating to the Integrated Mergers and the other transactions contemplated by the Merger Agreement, which will be governed exclusively by the Merger Agreement) involving solely the payment of monetary damages by Lonestar or any of its subsidiaries of any amount exceeding $1,000,000 in the aggregate (but excluding any amounts paid on behalf of Lonestar or any of its subsidiaries by any applicable insurance policy maintained by Lonestar or any of its subsidiaries); provided, however, that neither Lonestar nor any of its subsidiaries will settle or compromise any legal proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by Lonestar or any of its subsidiaries or (3) has a materially restrictive impact on the business of Lonestar or any of its subsidiaries;

•
change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Lonestar and its subsidiaries, except as required by GAAP or applicable law;

•
(A) enter into any lease for real property (excluding, for the avoidance of doubt, oil and gas leases) that would be a material Lonestar real property lease if entered into prior to the date of the Merger Agreement or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material Lonestar real property lease;

•
(A) make, change or rescind any material election relating to taxes (including any such election for any joint venture, partnership, limited liability company or other investment where Lonestar or any Lonestar subsidiary has the authority to make such election), (B) amend any tax return in a manner that is reasonably likely to result in a material increase to a tax liability of Lonestar or any Lonestar subsidiary, (C) settle or compromise any material tax claim or assessment by any taxing authority, or surrender any right to claim any material refund of taxes or (D) change any material method of tax accounting from those employed in the preparation of its tax returns that have been filed for prior taxable years;

•
except as expressly permitted by the Merger Agreement and other than in the ordinary course of business consistent with past practice, (A) enter into or assume any contract that would have been a Lonestar material contract (excluding any Lonestar benefit plan) had it been entered into prior to the date of the Merger Agreement or (B) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any Lonestar material contract (excluding any Lonestar benefit plan) or any contract (excluding any Lonestar benefit plan) that would have been a Lonestar material contract had it been entered into prior to the date of the Merger Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Lonestar material contract;

•
enter into contracts or understandings between, on the one hand, Lonestar or any of the Lonestar subsidiaries and, on the other hand, any (i) present executive officer or director of Lonestar or any of the Lonestar subsidiaries or any person that has served as an executive officer or director of Lonestar or any of the Lonestar subsidiaries within the last three (3) years or any of such officer’s or director’s immediate family members, (ii) record or beneficial owner of more than five percent (5%) of the Lonestar Common Stock as of the date of the Merger Agreement or (iii) to the knowledge of Lonestar, any affiliate of any such officer, director or owner (other than Lonestar or any of the Lonestar subsidiaries);

•
take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	agree to take any action described in the foregoing bullets.
Penn Virginia
Except (i) as provided in certain parts of Penn Virginia’s disclosure letter to the Merger Agreement, (ii) as required by applicable law, (iii) as expressly permitted by the Merger Agreement, (iv) with the prior written consent of Lonestar (which consent will not be unreasonably delayed, withheld or conditioned) or (v) as expressly provided for in Penn Virginia’s capital budget (the “Penn Virginia Budget”), provided to Lonestar, from the date of the Merger Agreement until the earlier of the Effective Time or the expiration of the Pre-Closing Period, Penn Virginia (which for certain purposes under the Merger Agreement will include Penn Virginia’s subsidiaries) will (A) conduct the business and operations of Penn Virginia and its subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice and (B) use commercially reasonable efforts to (v) preserve intact the current business organizations of Penn Virginia and its subsidiaries, (w) maintain in effect all of Penn Virginia’s existing material permits, (x) maintain its assets and properties in good working order and condition, ordinary wear and tear excepted, and (y) maintain insurance on its tangible assets and businesses in such amounts and against such risks and losses as are currently in effect; provided that Penn Virginia and any of its subsidiaries from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to (I) changes or developments resulting from (1) material changes in commodity prices or (2) the COVID-19 pandemic; provided, further, however, that prior to taking any such action outside of the ordinary course or that is not consistent with past practice, Penn Virginia will consult with Lonestar and consider in good faith the views of Lonestar regarding any such proposed action, unless the exception described in clause (II) of this proviso also applies, in which case no such prior consultation will be required or (II) an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided, further, however, that Penn Virginia will, as promptly as reasonably practicable, inform Lonestar of such condition and any such actions taken pursuant to the exception described in clause (II).
Except as (x) contemplated by the Merger Agreement, the Penn Virginia Budget or as set forth on certain parts of Penn Virginia’s disclosure letter to the Merger Agreement or (y) required by law, during the Pre-Closing Period, Penn Virginia will not and will not permit any of its subsidiaries, without the prior written consent of Lonestar (which consent will not be unreasonably delayed, withheld or conditioned) to:
•
declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Penn Virginia or any of its subsidiaries, except for (1) distributions by a subsidiary of Penn Virginia to its equity holders in the normal course of business and (2) dividends or distributions by a Penn Virginia subsidiary to Penn Virginia or another Penn Virginia subsidiary;

•	split, combine or reclassify any capital stock of, or other equity interests in, Penn Virginia or any of its subsidiaries;
•
purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Penn Virginia or any of its subsidiaries, except (i) as required by the terms of any capital stock or equity interest of any Penn Virginia subsidiary or (ii) as contemplated or permitted by the terms of any Penn Virginia benefit plan in effect as of the date of the Merger Agreement (including any award agreement applicable to any equity award of Penn Virginia outstanding on the date of the Merger Agreement or issued in accordance with the Merger Agreement) or otherwise in accordance with the past practices of Penn Virginia or (iii) as permitted or required for the payment for the vesting or settlement of equity compensation awards;

•
(A) in the case of Penn Virginia, amend or permit the adoption of any amendment to the Penn Virginia organizational documents or (B) in the case of any of Penn Virginia’s subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to Penn Virginia’s organizational documents;

•
(A) merge, consolidate, combine or amalgamate with any person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Integrated Mergers) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), or dispose or, transfer or agree to dispose of or transfer, any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than any (1) such action solely between or among Penn Virginia and its subsidiaries or between or among subsidiaries of Penn Virginia, or (2) such action that would not reasonably be expected to materially delay or hinder the consummation of the Integrated Mergers;

•
consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Penn Virginia or any of its subsidiaries (other than immaterial subsidiaries), or a restructuring, recapitalization or other reorganization of Penn Virginia or any of its subsidiaries of a similar nature;

•
change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Penn Virginia and its subsidiaries, except as required by GAAP or applicable law;

•
take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	agree to take any action described in the foregoing bullets.

No Solicitation of Acquisition Proposals
Lonestar
Lonestar agreed that, except as expressly contemplated by the Merger Agreement, neither it nor any of its subsidiaries will, and Lonestar will use its reasonable best efforts to, and will cause each of Lonestar’s subsidiaries to use its respective reasonable best efforts to, cause their respective representatives not to:
•
directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Lonestar or any of its subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to an Acquisition Proposal with respect to Lonestar;

•
other than clarifying terms of the Acquisition Proposal in accordance with the Merger Agreement, participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Lonestar or any of its subsidiaries or afford access to the properties, books or records of Lonestar or any of its subsidiaries to any person that has made an Acquisition Proposal with respect to Lonestar or to any person in contemplation of making an Acquisition Proposal with respect to Lonestar; or

•
accept an Acquisition Proposal with respect to Lonestar or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding:

•
constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to Lonestar (other than an acceptable confidentiality agreement permitted pursuant to the Merger Agreement); or

•
requiring, intending to cause, or which could reasonably be expected to cause Lonestar to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by the Merger Agreement (each, a “Lonestar Acquisition Agreement”).

Any violation of the preceding restrictions by subsidiaries or by any representative of Lonestar who is a director or executive officer of Lonestar, whether or not such representative is so authorized and whether or not such representative is purporting to act on behalf of Lonestar or otherwise, will be deemed to be a breach of the Merger Agreement by Lonestar.
Notwithstanding anything to the contrary in the Merger Agreement, prior to the earlier of (1) delivery of Lonestar Support Agreements by Lonestar Supporting Stockholders holding not less than a majority of the shares of Lonestar Common Stock (the “Requisite Lonestar Support Agreements”) or (2) obtaining the affirmative vote of the holders of a majority of the shares of Longhorn Common Stock outstanding (the “Lonestar Stockholder Approval”), Lonestar and the Lonestar Board may take any actions described in the immediately preceding second bullet with respect to a third party if (i) after the date of the Merger Agreement and prior to the earlier of (1) delivery of the Requisite Lonestar Support Agreements or (2) obtaining the Lonestar Stockholder Approval, Lonestar receives a written Acquisition Proposal with respect to Lonestar from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Lonestar or any of its subsidiaries or any representative of Lonestar or any of its subsidiaries), (ii) Lonestar provides Penn Virginia the notice required by the Merger Agreement with respect to such Acquisition Proposal, (iii) the Lonestar Board determines in good faith (after consultation with Lonestar’s financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a superior proposal with respect to Lonestar and (iv) the Lonestar Board determines in good faith (after consultation with Lonestar’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties; provided that Lonestar will not deliver any information to such third party without first entering into an acceptable confidentiality agreement with such third party.
Notwithstanding the limitations described above, and subject to compliance with certain of Lonestar’s obligations contained in the non-solicitation provisions of the Merger Agreement, if Lonestar receives, following the date of the Merger Agreement and prior to the earlier of (1) delivery of the Requisite Lonestar Support Agreements or (2) obtaining the Lonestar Stockholder Approval, an unsolicited bona fide written Acquisition Proposal that did not result from a knowing and intentional breach of non-solicitation provisions of the Merger Agreement, Lonestar and its representatives may contact the person or any of such person’s representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that Lonestar may inform itself about such Acquisition Proposal.
Nothing described above will prohibit Lonestar or the Lonestar Board from taking and disclosing to the Lonestar stockholders a position with respect to an Acquisition Proposal with respect to Lonestar pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by law.
Notwithstanding the restrictions described above, prior to, but not after, the earlier of (1) delivery of the Requisite Lonestar Support Agreements or (2) obtaining the Lonestar Stockholder Approval, Lonestar may participate in discussions or negotiations with, disclose non-public information to or afford access to its properties, books and records to a third party if Lonestar receives a written, unsolicited Acquisition Proposal from such third party that the Lonestar Board believes in good faith is bona fide, the Lonestar Board concludes in good faith, after consultation with its financial advisors and outside legal counsel, that such proposal constitutes or is reasonably expected to result in a Superior Proposal, and the Lonestar Board determines in good faith, after consultation with its outside counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would reasonably be expected to be inconsistent with the Lonestar Board’s fiduciary duties under applicable law.
Penn Virginia
Penn Virginia agreed that, except as expressly contemplated by the Merger Agreement, neither it nor any of its subsidiaries will, and Penn Virginia will use its reasonable best efforts to, and will cause each of Penn Virginia’s subsidiaries to use its respective reasonable best efforts to, cause their respective representatives not to:
•
directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Penn Virginia or any of its subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to an Acquisition Proposal with respect to Penn Virginia;

•
other than clarifying terms of the Acquisition Proposal in accordance with the Merger Agreement, participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Penn Virginia or any of its subsidiaries or afford access to the properties, books or records of Penn Virginia or any of its subsidiaries to any person that has made an Acquisition Proposal with respect to Penn Virginia or to any person in contemplation of making an Acquisition Proposal with respect to Penn Virginia; or

•
accept an Acquisition Proposal with respect to Penn Virginia or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding:

•
constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to Penn Virginia (other than an acceptable confidentiality agreement permitted pursuant to the Merger Agreement); or

•
requiring, intending to cause, or which could reasonably be expected to cause Penn Virginia to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by the Merger Agreement (each, a “Penn Virginia Acquisition Agreement”).

Any violation of the preceding restrictions by subsidiaries or by representatives of Penn Virginia who are directors or executive officers of Penn Virginia, whether or not such representative is so authorized and whether or not such representative is purporting to act on behalf of Penn Virginia or otherwise, will be deemed to be a breach of the Merger Agreement by Penn Virginia.
Notwithstanding anything to the contrary in the Merger Agreement, prior to obtaining the Penn Virginia Support Agreement, Penn Virginia and the Penn Virginia Board may take any actions described in the immediately preceding second bullet with respect to a third party if (i) after the date of the Merger Agreement and prior to delivery of the Penn Virginia Support Agreement, Penn Virginia receives a written Acquisition Proposal with respect to Penn Virginia from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Penn Virginia or any of its subsidiaries or any representative of Penn Virginia or any of its subsidiaries), (ii) Penn Virginia provides Lonestar the notice required by the Merger Agreement with respect to such Acquisition Proposal, (iii) the Penn Virginia Board determines in good faith (after consultation with Penn Virginia’s financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a superior proposal with respect to Penn Virginia and (iv) the Penn Virginia Board determines in good faith (after consultation with Penn Virginia’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties; provided that Penn Virginia will not deliver any information to such third party without first entering into an acceptable confidentiality agreement with such third party.
Notwithstanding the limitations described above, and subject to compliance with certain of Penn Virginia’s obligations contained in the non-solicitation provisions of the Merger Agreement, if Penn Virginia receives, following the date of the Merger Agreement and prior to delivery of the Penn Virginia Support Agreement, an unsolicited bona fide written Acquisition Proposal that did not result from a knowing and intentional breach of the non-solicitation provisions of the Merger Agreement, Penn Virginia and its representatives may contact the person or any of such person’s representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that Penn Virginia may inform itself about such Acquisition Proposal.
Nothing described above will prohibit Penn Virginia or the Penn Virginia Board from taking and disclosing to the Penn Virginia shareholders a position with respect to an Acquisition Proposal with respect to Penn Virginia pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by law.
Notwithstanding the restrictions described above, prior to, but not after, delivery of the Penn Virginia Support Agreement, Penn Virginia may participate in discussions or negotiations with, disclose non-public information to or afford access to its properties, books and records to a third party if Penn Virginia receives a written, unsolicited Acquisition Proposal from such third party that the Penn Virginia Board believes in good faith is bona fide, the Penn Virginia Board concludes in good faith, after consultation with its financial advisors and outside legal counsel, that such proposal constitutes or is reasonably expected to result in a Superior Proposal, and the Penn Virginia Board determines in good faith, after consultation with its outside counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would reasonably be expected to be inconsistent with the Penn Virginia Board’s fiduciary duties under applicable law.
The term “Acquisition Proposal” means any bona fide proposal, whether or not in writing, for the (A) direct or indirect acquisition or purchase of a business or assets that constitutes fifteen percent (15%) or more of the net revenues, net income or the assets (based on the fair market value thereof) of such party and its subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of fifteen percent (15%) or more of any class of equity securities or capital stock of such party or any of its subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its subsidiaries, taken as a whole or (C) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any person or persons beneficially owning fifteen percent (15%) or more of any class of equity securities of such party or any of its subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its subsidiaries, taken as a whole, other than the transactions contemplated by the Merger Agreement.
The term “Superior Proposal” means, with respect to a party to the Merger Agreement, any bona fide written Acquisition Proposal with respect to such party made on terms which a majority of the board of directors of such party determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and the Merger Agreement, including any alternative transaction (including any modifications to the terms of the Merger Agreement) proposed by the other party to the Merger Agreement pursuant to the non-solicitation provisions of the Merger Agreement, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be more favorable to such party and its stockholders

(in their capacity as stockholders) as compared to the transactions contemplated by the Merger Agreement and to any alternative transaction (including any modifications to the terms of the Merger Agreement) proposed by any other party thereto pursuant to the non-solicitation provisions of the Merger Agreement.
No Change of Recommendation
Lonestar
The Merger Agreement provides that neither:
•	the Lonestar Board nor any committee thereof will directly or indirectly:
•
withhold or withdraw (or amend, modify or qualify in a manner adverse to Penn Virginia or Merger Sub Inc. or Merger Sub LLC), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to Penn Virginia or Merger Sub Inc. or Merger Sub LLC), the Lonestar Recommendation; or

•	make a Lonestar Adverse Recommendation Change; nor
•	Lonestar nor any of its subsidiaries will execute or enter into a Lonestar Acquisition Agreement.
The term “Lonestar Adverse Recommendation Change,” with respect to the Merger Agreement, refers to any time the Lonestar Board or any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend, modify or qualify in a manner adverse to Penn Virginia, Merger Sub Inc. or Merger Sub LLC), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to Penn Virginia, Merger Sub Inc. or Merger Sub LLC), the Lonestar Recommendation or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Lonestar.
Permitted Change of Recommendation—Superior Proposal
At any time prior to obtaining Lonestar Stockholder Approval and subject to Lonestar’s compliance in all material respects at all times with the provisions of the Merger Agreement, in response to a Superior Proposal with respect to Lonestar that was not initiated, solicited, knowingly encouraged or knowingly facilitated by Lonestar or any of its subsidiaries or any of their respective representatives, the Lonestar Board may make a Lonestar Adverse Recommendation Change; provided, however, that Lonestar will not be entitled to exercise its right to make a Lonestar Adverse Recommendation Change in response to a Superior Proposal with respect to Lonestar (x) until three business days after Lonestar provides written notice to Penn Virginia (a “Lonestar Notice”) advising Penn Virginia that the Lonestar Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the person or group making such Superior Proposal, (y) if during such three business day period, Penn Virginia proposes any alternative transaction (including any modifications to the terms of the Merger Agreement), unless the Lonestar Board determines in good faith (after consultation with Lonestar’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Lonestar and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal will require a new Lonestar Notice and a new two business day period under the Merger Agreement) and (z) unless the Lonestar Board, after consultation with outside legal counsel, determines that the failure to make a Lonestar Adverse Recommendation Change would be inconsistent with its fiduciary duties.
Permitted Change of Recommendation—Intervening Event
At any time prior to obtaining the Lonestar Stockholder Approval, and subject to Lonestar’s compliance in all material respects at all times with certain provisions of the Merger Agreement, in response to a Lonestar Intervening Event, the Lonestar Board may make a Lonestar Adverse Recommendation Change if the Lonestar Board:
•
determines in good faith, after consultation with Lonestar’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Lonestar Adverse Recommendation Change would be inconsistent with its fiduciary duties;

•
determines in good faith that the reasons for making such Lonestar Adverse Recommendation Change are independent of any Acquisition Proposal (whether pending, potential or otherwise) with respect to Lonestar; and

•
provides written notice to Penn Virginia (a “Lonestar Notice of Change”) advising Penn Virginia that the Lonestar Board is contemplating making a Lonestar Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination;

provided, however, that (x) the Lonestar Board may not make such a Lonestar Adverse Recommendation Change until the third business day after receipt by Penn Virginia of the Lonestar Notice of Change and (y) during such three business day period, at the request of Penn Virginia, Lonestar will negotiate in good faith with respect to any changes or modifications to the Merger Agreement which would allow the Lonestar Board not to make such Lonestar Adverse Recommendation Change consistent with its fiduciary duties.
The term “Lonestar Intervening Event” means a material event, fact, circumstance, development or occurrence not related to an Acquisition Proposal that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Lonestar Board as of the date of the Merger Agreement, which event, fact, circumstance, development or occurrence becomes known to the Lonestar Board prior to obtaining the Lonestar stockholder approval of the Merger Agreement.
Penn Virginia
The Merger Agreement provides that neither:
•	the Penn Virginia Board nor any committee thereof will directly or indirectly:
•
withhold or withdraw (or amend, modify or qualify in a manner adverse to Lonestar), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to Lonestar), the Penn Virginia Recommendation; or

•	make a Penn Virginia Adverse Recommendation Change; nor
•	Penn Virginia nor any of its subsidiaries will execute or enter into a Penn Virginia Acquisition Agreement.
The term “Penn Virginia Adverse Recommendation Change,” with respect to the Merger Agreement, refers to any time the Penn Virginia Board or any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend or modify or qualify in a manner adverse to Lonestar), or publicly propose or announce any intention to withhold or withdraw (or amend or modify or qualify in a manner adverse to Lonestar), the Penn Virginia Recommendation or the Penn Virginia Proposal or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Penn Virginia.
Permitted Change of Recommendation—Superior Proposal
At any time prior to delivery of the Penn Virginia Support Agreement (the “Penn Virginia Shareholder Approval”), and subject to Penn Virginia’s compliance in all material respects at all times with the provisions of the Merger Agreement, in response to a Superior Proposal with respect to Penn Virginia that was not initiated, solicited, knowingly encouraged or knowingly facilitated by Penn Virginia or any of its subsidiaries or any of their respective representatives, the Penn Virginia Board may make a Penn Virginia Adverse Recommendation Change; provided, however, that Penn Virginia will not be entitled to exercise its right to make a Penn Virginia Adverse Recommendation Change in response to a Superior Proposal with respect to Penn Virginia (x) until three business days after Penn Virginia provides written notice to Lonestar (a “Penn Virginia Notice”) advising Lonestar that the Penn Virginia Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the person or group making such Superior Proposal, (y) if during such three business day period, Lonestar proposes any alternative transaction (including any modifications to the terms of the Merger Agreement), unless the Penn Virginia Board determines in good faith (after consultation with Penn Virginia’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Penn Virginia and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal will require a new Penn Virginia Notice and a new two business day period under the Merger Agreement) and (z) unless the Penn Virginia Board, after consultation with outside legal counsel, determines that the failure to make a Penn Virginia Adverse Recommendation Change would be inconsistent with its fiduciary duties.
Permitted Change of Recommendation—Intervening Event
At any time prior to obtaining the Penn Virginia Shareholder Approval, and subject to Penn Virginia’s compliance in all material respects at all times with certain provisions of the Merger Agreement, in response to a Penn Virginia Intervening Event, the Penn Virginia Board may make a Penn Virginia Adverse Recommendation Change if the Penn Virginia Board:
•
determines in good faith, after consultation with Penn Virginia’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Penn Virginia Adverse Recommendation Change would be inconsistent with its fiduciary duties;

•
determines in good faith that the reasons for making such Penn Virginia Adverse Recommendation Change are independent of any Acquisition Proposal (whether pending, potential or otherwise) with respect to Penn Virginia; and

•
provides written notice to Lonestar (a “Penn Virginia Notice of Change”) advising Lonestar that the Penn Virginia Board is contemplating making a Penn Virginia Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination;

provided, however, that (x) the Penn Virginia Board may not make such a Penn Virginia Adverse Recommendation Change until the third business day after receipt by Lonestar of the Penn Virginia Notice of Change and (y) during such three business day period, at the request of Lonestar, Penn Virginia will negotiate in good faith with respect to any changes or modifications to the Merger Agreement which would allow the Penn Virginia Board not to make such Penn Virginia Adverse Recommendation Change consistent with its fiduciary duties.
The term “Penn Virginia Intervening Event” means a material event, fact, circumstance, development or occurrence not related to an Acquisition Proposal that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Penn Virginia Board as of the date of the Merger Agreement, which event, fact, circumstance, development or occurrence becomes known to the Penn Virginia Board prior to obtaining the Penn Virginia Shareholder Approval.
Investigation
Each of Lonestar and Penn Virginia will afford to the other party and its affiliates and to its and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its subsidiaries’ personnel and properties (to the extent and only to the extent Lonestar or Penn Virginia, as applicable, or its respective subsidiaries has to right to permit access to such properties), contracts, commitments, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable laws and with such additional financing, operating and other data and information regarding Lonestar and its subsidiaries, as Penn Virginia may reasonably request in connection with activities related to the completion of the transactions contemplated by the Merger Agreement (collectively, the “Activities”), or regarding Penn Virginia and its subsidiaries, as Lonestar may reasonably request in connection with the Activities, as the case may be, provided, however, that in no event will access be provided to conduct any invasive sampling, monitoring or other investigations, including any Phase II assessments or investigations. Until the date that is 10 business days prior to the Termination Date, Penn Virginia and its Representatives shall be permitted to conduct non-invasive environmental assessments, including any Phase I environmental site assessments in accordance with ASTM Standard E1527-13.

Notwithstanding the foregoing, (i) neither Lonestar nor Penn Virginia nor their respective subsidiaries will be required to afford such access if it would unreasonably disrupt the operations of such party or any of its subsidiaries, would cause a violation of any applicable law, contract or obligation of confidentiality to which such party or any of its subsidiaries is a party (provided that Penn Virginia or Lonestar, as the case may be, has used its reasonable best efforts to find an alternative way to provide the access or information contemplated by the Merger Agreement), cause a risk of a loss of privilege to such party or any of its subsidiaries or would constitute a violation of any applicable law, and (ii) each party shall not have access to personnel records of the other party or any of its subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other party’s good faith opinion the disclosure of which could subject the other party or any of its subsidiaries to risk of material liability. Each party agreed that it will not, and will cause its subsidiaries and its and their Representatives not to, use any information obtained pursuant to the Merger Agreement for any purpose unrelated to the consummation of the Transactions.
The parties agreed that all information provided to them or their respective representatives in connection with the Merger Agreement and the consummation of the transactions contemplated thereby is deemed to be subject to the terms of that certain Confidentiality Agreement, effective as of July 30, 2020, between Lonestar and Penn Virginia (the “Confidentiality Agreement”).
Consummation of the Integrated Mergers; Additional Agreements
Lonestar and Penn Virginia agreed that as promptly as reasonably practicable (but in no event later than ten business days following the date of the Merger Agreement), following the date of the Merger Agreement, Lonestar and Penn Virginia each will file with the FTC and the DOJ Notification and Report Forms relating to the transactions contemplated in the Merger Agreement to the extent any such filing is required by the HSR Act. Lonestar and Penn Virginia will each use reasonable best efforts to obtain early termination of any waiting period under the HSR Act, to the extent early termination becomes available, and Lonestar and Penn Virginia will each promptly, subject to confidentiality provisions of the Confidentiality Agreement, (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by the FTC or the DOJ. The parties will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to the Merger Agreement so as to preserve any applicable privilege.
Each of Lonestar and Penn Virginia agreed that they each will use reasonable best efforts to file, as soon as practicable after the date of the Merger Agreement, all other notices, reports and other documents required to be filed with any governmental entity with respect to the Integrated Mergers and the other transactions contemplated by the Merger Agreement. Each of Penn Virginia and Lonestar will promptly, subject to confidentiality provisions of the Confidentiality Agreement, (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by a governmental entity of any jurisdiction and which the parties may reasonably deem appropriate.
Neither Penn Virginia nor Lonestar will independently participate in any meeting, or engage in any substantive meeting, with any governmental entity in respect to any filings, investigation or other inquiry without giving the other party prior notice of the meeting and, unless prohibited by such governmental entity, the opportunity to attend or participate.
Each of Penn Virginia and Lonestar will consult and cooperate with one another and permit the other party or its counsel to review in advance any proposed communication by such party to any governmental entity in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act, other antitrust laws or any applicable state laws in connection with the Integrated Mergers and the other transactions contemplated by the Merger Agreement. The parties will discuss in advance and jointly determine the strategy and timing for obtaining any clearances required or advisable under any applicable law in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement.
Each of Penn Virginia and Lonestar have agreed that they each will (i) give the other party prompt notice of the commencement or threat of commencement of any legal proceeding by or before any governmental entity with respect to the Integrated Mergers or any of the other transactions contemplated by the Merger Agreement, (ii) keep the other party informed as to the status of any such legal proceeding or threat and (iii) subject to applicable legal limitations and the instructions of any governmental entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by the Merger Agreement and promptly inform the other party of any communication to or from any governmental entity regarding the Integrated Mergers.
Subject to the conditions and upon the terms of the Merger Agreement, each of Penn Virginia and Lonestar have agreed that they each will use reasonable best efforts to take, or cause to be taken, all actions necessary to carry out the intent and purposes of the Merger Agreement and to consummate the Integrated Mergers and make effective the other transactions contemplated by the Merger Agreement. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of the Merger Agreement, each party to the Merger Agreement will (i) reasonably cooperate with the other party, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by the Merger Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings under the Merger Agreement); (ii) give all notices (if any) required to be made and given by such party in connection with the Integrated Mergers and the other transactions contemplated by the Merger Agreement; (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver of authorization (including any authorization of a governmental entity) required to be obtained from parties to any material contracts (if any) or required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the Integrated Mergers or any of the other transactions contemplated by the Merger Agreement (provided, however, that Penn Virginia, Merger Sub. Inc., Merger Sub LLC and Lonestar will not be required to pay any fees or make any other payments to any such person in order to obtain any such approval, consent, ratification, permission, waiver or authorization (other than normal filing fees imposed by law)); and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Integrated Mergers.
Notwithstanding anything to the contrary contained in the Merger Agreement, (i) neither Lonestar nor Penn Virginia will, nor will it permit any of its subsidiaries to, without the prior written consent of the other party, divest or hold separate or otherwise take or commit to take any action that limits its freedom, or after the Integrated Mergers, the freedom of action of Penn Virginia or any of Penn Virginia’s affiliates with respect to, or its ability to retain, Lonestar and its subsidiaries, Penn Virginia or its subsidiaries or any of the respective businesses or assets of Penn Virginia, Lonestar or any of their respective subsidiaries or affiliates and (ii) neither Penn Virginia nor Lonestar, nor any of their respective affiliates, will be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, Lonestar and its subsidiaries, Penn Virginia or its subsidiaries, or any of the respective businesses or assets of Penn Virginia, Lonestar or any of their respective subsidiaries or affiliates, in each case if such divestiture or other action with respect thereto would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to either party.
Support Agreements; Registration Statement and Proxy Statement/Consent Solicitation Statement for Shareholder Approval
Lonestar will use reasonable best efforts to cause the Lonestar Supporting Stockholders to execute and deliver to Penn Virginia their respective Lonestar Support Agreements and (ii) Penn Virginia will use reasonable best efforts to cause Juniper to execute and deliver to Lonestar the Penn Virginia Support Agreement, in each case, not later than the support agreement deadline. In the event the Requisite Lonestar Support Agreements are not delivered by the support agreement deadline, a “Lonestar Support Agreement Failure” shall be deemed to have occurred.
As soon as practicable following the execution of the Merger Agreement, Penn Virginia and Lonestar will jointly prepare and each will file with the SEC a proxy statement/consent solicitation statement/prospectus in preliminary form, related to the solicitation of proxies from Penn Virginia Shareholders and the solicitation of written consents from Lonestar Stockholders, which will contain each of the Penn Virginia Recommendation and the Lonestar Recommendation (unless, in either case, a Penn Virginia Adverse Recommendation Change or an Lonestar Adverse Recommendation Change, as applicable, occurs) and comply with applicable Laws, and Penn Virginia will prepare and file with the SEC (a) a registration statement on Form S-4, in which the proxy statement/consent solicitation statement/prospectus will be included, and (b) a prospectus relating to the Penn Virginia Common Stock to be offered and sold pursuant to the Merger Agreement and the Merger; provided, however, that in the event of a Lonestar Stockholder Meeting Election, in lieu of a consent solicitation statement, Lonestar will prepare and file a proxy statement related to the solicitation of proxies from Lonestar Stockholders.

Penn Virginia and Lonestar will use their respective reasonable best efforts to have the registration statement declared effective under the Securities Act as promptly as practicable after its filing. Each of Penn Virginia and Lonestar will use its reasonable best efforts to mail the proxy statement/consent solicitation statement/prospectus to its stockholders as promptly as practicable after the registration statement is declared effective under the Securities Act. Penn Virginia will also use its reasonable best efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of shares of Penn Virginia Common Stock pursuant to the Merger Agreement, and each party will furnish all information concerning Lonestar, Penn Virginia and the holders of capital stock of Lonestar and Penn Virginia, as applicable, as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the proxy statement/consent solicitation statement/prospectus.
No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to the registration statement will be made by Penn Virginia, or with respect to the proxy statement/consent solicitation statement/prospectus will be made by Lonestar, Penn Virginia or any of their subsidiaries, without providing the other party a reasonable opportunity to review and comment thereon. Penn Virginia will advise Lonestar, promptly after it receives notice thereof, of the time when the registration statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Penn Virginia Common Stock issuable in connection with the Integrated Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the registration statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Penn Virginia and Lonestar will advise the other party, promptly after it receives notice thereof, of any request by the SEC for the amendment of the proxy statement/consent solicitation statement/prospectus or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Lonestar or Penn Virginia, or any of their respective affiliates, officers or directors, is discovered by Lonestar or Penn Virginia which should be set forth in an amendment or supplement to either the registration statement or the proxy statement/consent solicitation statement/prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other party and an appropriate amendment or supplement describing such information will be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either the Penn Virginia shareholders or the Lonestar stockholders, as applicable.
Lonestar Consent Solicitation; Lonestar Stockholder Meeting; Special Meeting
Unless there is a Lonestar Stockholder Meeting Election, Lonestar will provide a form of stockholder written consent to the Lonestar Stockholders as promptly as practicable following the date upon which the registration statement becomes effective. Lonestar will use reasonable best efforts to cause the Lonestar Supporting Stockholders to duly execute and deliver stockholder written consents substantially in the form attached to the Merger Agreement as Exhibit D (the “Lonestar Stockholder Written Consent” and the Lonestar Stockholder Written Consents executed by Lonestar Supporting Stockholders holding not less than a majority of the shares of Lonestar Common Stock, the “Requisite Lonestar Stockholder Written Consents”) in respect of the Lonestar Common Stock beneficially owned by each such Lonestar Supporting Stockholder in accordance with Section 228 of the DGCL as promptly as reasonably practicable (and in any event within three (3) Business Days) following the time at which the registration statement is declared effective under the Securities Act (the “Lonestar Written Consent Deadline”). As promptly as practicable following the execution and delivery of the Lonestar Stockholder Written Consents by the Lonestar Supporting Stockholders to Penn Virginia, Lonestar will deliver to Penn Virginia a copy of each such Lonestar Stockholder Written Consent.
Without prejudice to Penn Virginia’s rights or ability to seek specific performance under the Lonestar Support Agreements of the Lonestar Supporting Stockholders’ obligations to execute and deliver the Lonestar Stockholder Written Consent, (x) in the event of a Lonestar Support Agreement Failure or (y) in the event the Requisite Lonestar Stockholder Written Consents are not obtained by the Lonestar Written Consent Deadline, upon the written request of Penn Virginia within five Business Days of the event described in clause (x) or (y), as applicable, Lonestar will, in lieu of seeking to obtain the Requisite Lonestar Stockholder Written Consents, instead take the actions contemplated by the Merger Agreement in order to obtain the Lonestar Stockholder Approval at a meeting of Lonestar Stockholders (a “Lonestar Stockholder Meeting Election”). In the event of a

Lonestar Stockholder Meeting Election, Lonestar will take all action necessary in accordance with applicable Laws and the Lonestar organizational documents to duly give notice of, convene and hold a meeting of the Lonestar Stockholders, to be held as promptly as practicable after the registration statement is declared effective under the Securities Act, to vote upon the Lonestar Merger Proposal and Lonestar Compensation Proposal (collectively, the “Lonestar Proposals”) (the “Lonestar Stockholders’ Meeting”). Subject to exceptions in the Merger Agreement, Lonestar will, through the Lonestar Board, recommend that the Lonestar Stockholders approve the Lonestar Proposals and will use commercially reasonable efforts to solicit from the Lonestar Stockholders proxies in favor of the Lonestar Proposals and to take all other action necessary or advisable to secure the vote or consent of the Lonestar Stockholders required by the rules of the Nasdaq or applicable Laws to obtain such approvals. Lonestar agrees that (i) its obligations pursuant to the Merger Agreement will not be affected by (A) the commencement, public proposal, public disclosure or communication to Lonestar of any Acquisition Proposal with respect to Lonestar or (B) any Lonestar Adverse Recommendation Change and (ii) no Acquisition Proposal with respect to Lonestar will be presented to the Lonestar Stockholders for approval at the Lonestar Stockholders’ Meeting or any other meeting of the Lonestar Stockholders; provided that, nothing in the Merger Agreement will prohibit Lonestar or the Lonestar Board from disclosing to the Lonestar Stockholders the existence of, or any terms or provisions of, any Acquisition Proposal with respect to Lonestar or any of the modifications thereto.
Notwithstanding anything to the contrary contained in the Merger Agreement, Lonestar (i) will be required to adjourn or postpone the Lonestar Stockholders’ Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the Lonestar Stockholders or (B) if, as of the time for which the Lonestar Stockholders’ Meeting is scheduled, there are insufficient shares of Lonestar Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Lonestar Stockholders’ Meeting and (ii) may adjourn or postpone the Lonestar Stockholders’ Meeting if, as of the time for which the Lonestar Stockholders’ Meeting is scheduled, there are insufficient shares of Lonestar Common Stock represented (either in person or by proxy) to obtain the Lonestar Stockholders Approval; provided, however, that the Lonestar Stockholders’ Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Termination Date.
Penn Virginia will take all action necessary in accordance with applicable Laws and the Penn Virginia organizational documents to duly give notice of, convene and hold a meeting of the Penn Virginia shareholders, to be held as promptly as practicable after the registration statement is declared effective under the Securities Act, to vote upon the Penn Virginia proposals (the “Special Meeting”). Subject to exceptions in the Merger Agreement, Penn Virginia will, through the Penn Virginia Board, recommend that the Penn Virginia shareholders approve the Penn Virginia proposals and will use commercially reasonable efforts to solicit from the Penn Virginia shareholders proxies in favor of the Penn Virginia proposals and to take all other action necessary or advisable to secure the vote or consent of the Penn Virginia shareholders required by the rules of the Nasdaq or applicable Laws to obtain such approvals. Penn Virginia agrees that (i) its obligations pursuant to the Merger Agreement will not be affected by (A) the commencement, public proposal, public disclosure or communication to Penn Virginia of any Acquisition Proposal with respect to Penn Virginia or (B) any Penn Virginia Adverse Recommendation Change and (ii) no Acquisition Proposal with respect to Penn Virginia shall be presented to the Penn Virginia shareholders for approval at the Special Meeting or any other meeting of the Penn Virginia shareholders; provided that, nothing set forth in the Merger Agreement will prohibit Penn Virginia or the Penn Virginia Board from disclosing to the Penn Virginia shareholders the existence of, or any terms or provisions of, any Acquisition Proposal with respect to Penn Virginia or any of the modifications thereto.
Notwithstanding anything to the contrary contained in the Merger Agreement, Penn Virginia (i) will be required to adjourn or postpone the Special Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the Penn Virginia shareholders or (B) if, as of the time for which the Special Meeting is scheduled, there are insufficient shares of Penn Virginia Common Stock and Series A Preferred Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Special Meeting and (ii) may adjourn or postpone the Special Meeting if, as of the time for which the Special Meeting is scheduled, there are insufficient shares of Penn Virginia Common Stock and Series A Preferred Stock represented (either in person or by proxy) to obtain the Penn Virginia shareholders’ approval; provided, however, that the Special Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Termination Date.

Notification of Certain Matters
Each of Lonestar and Penn Virginia will give prompt written notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon it obtaining knowledge of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in the Merger Agreement not being able to be satisfied prior to the Termination Date.
Directors’ and Officers’ Insurance and Indemnification
From and after the Effective Time, to the fullest extent permitted by law, each of Penn Virginia and the Surviving Corporation agreed that it will, and will cause its subsidiaries to, jointly and severally indemnify, defend and hold harmless (and advance expenses in connection therewith) each present and former (i) director and officer of Lonestar or any of its subsidiaries or any other entity that was serving in such capacity at Lonestar’s request or (ii) individual serving as a fiduciary of any benefit plan of Lonestar or any Lonestar subsidiary (the “Indemnified Parties”), against any costs or expenses (including attorneys’ and other professionals’ fees and disbursements), judgments, fines, penalties, losses, claims, damages or liabilities, or amounts that are paid in settlement, of or incurred in connection with any actual or threatened claim, demand, action, suit, proceeding (including any alternative dispute resolution proceeding)or investigation, whether civil, criminal, administrative or investigative to which such Indemnified Party is a party or is otherwise involved (including as a witness), and arises out of or pertains to the fact, in each case in whole or in part, that the Indemnified Party is or was an officer or director of Lonestar or any of its subsidiaries or other applicable person or fiduciary of any Lonestar benefit plan, with respect to matters existing or occurring at or prior to the Effective Time (including the Merger Agreement, the Integrated Mergers and the other transactions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time.
For a period of six years from the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to exculpation, indemnification and reimbursement or advancement of expenses of individuals who were directors and officers or employees prior to the Effective Time than are set forth, as of the date of the Merger Agreement, in Lonestar’s certificate of incorporation and bylaws.
The Surviving Corporation (or Penn Virginia on the Surviving Corporation’s behalf) will obtain and fully prepay prior to the closing of the Integrated Mergers “tail” insurance policies with a claims period of at least six years from and after the Effective Time with recognized insurance companies with the same or better credit rating as Lonestar’s current insurance companies for the persons who, as of the date of the Merger Agreement, are covered by Lonestar’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as Lonestar’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated thereby), with respect to Lonestar’s D&O Insurance. Notwithstanding anything to the contrary in the foregoing, in no event will Penn Virginia or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by Lonestar for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation (or Penn Virginia on the Surviving Corporation’s behalf) will obtain a policy with the greatest coverage available for a cost not exceeding such amount. Penn Virginia shall provide a reasonable opportunity to Lonestar to comment on the terms of any endorsements or policies in connection with such “tail” policy.
In the event of any claim, action, suit, proceeding or investigation in which any claims are made in respect of which such Indemnified Party would be entitled to indemnification pursuant to the Merger Agreement, any Indemnified Party wishing to claim such indemnification will promptly notify Penn Virginia thereof in writing, but the failure to so notify will not relieve Penn Virginia or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices Penn Virginia or the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation:
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Penn Virginia or the Surviving Corporation will have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Penn Virginia nor the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification under the Merger Agreement with respect thereto or assumed any liability with respect thereto), except that if Penn Virginia or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Penn Virginia or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to Penn Virginia and to the provider of any insurance obtained in accordance with the Merger Agreement, and Penn Virginia or the Surviving Corporation will cooperate in the defense of any such matter as reasonably requested and pay all reasonable and documented fees, costs and expenses of such legal counsel for the Indemnified Party as statements therefor are received; provided, however, that (1) Penn Virginia and the Surviving Corporation will be obligated pursuant to the Merger Agreement to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (in which case the fewest number of legal counsels necessary to avoid conflicts of interest will be used) and (2) the Indemnified Party will have made an undertaking to repay all such fees, costs or expenses paid by Penn Virginia or the Surviving Corporation if and to the extent that it is ultimately determined by a court of competent jurisdiction in a final judgment that the Indemnified Party is not entitled to be indemnified by Penn Virginia or the Surviving Corporation;
•	the Indemnified Parties will cooperate in the defense of any such matter if Penn Virginia or the Surviving Corporation elects to assume such defense;
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Penn Virginia and the Surviving Corporation will not be liable for any settlement effected without their prior written consent and the prior written consent of the provider of any insurance obtained in accordance with the Merger Agreement, in each case if Penn Virginia or the Surviving Corporation elects not to assume such defense; and

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Penn Virginia and the Surviving Corporation will not have any obligation under the Merger Agreement to any Indemnified Party if and when a court of competent jurisdiction ultimately determines, and such determination will have become final, that the indemnified action of such Indemnified Party in the manner contemplated by the Merger Agreement is prohibited by applicable law.

Notwithstanding anything in the Merger Agreement to the contrary, neither Penn Virginia nor the Surviving Corporation will settle, compromise or consent to the entry of any judgment in any claim, action, suit or other legal proceeding (and in which indemnification could be sought by Indemnified Parties under the Merger Agreement), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit or other legal proceeding or such Indemnified Party otherwise consents in writing.
If Penn Virginia or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other corporation or entity and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions will be made (whether by operation of law or otherwise) so that the successors and assigns of Penn Virginia or the Surviving Corporation will assume all of the obligations set forth in the Merger Agreement.
The provisions of the indemnification provisions of the Merger Agreement are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties and their respective successors, heirs and legal representatives, will be binding on all successors and assigns of Penn Virginia and the Surviving Corporation and will not be amended in any manner that is adverse to the Indemnified Parties (including their successors, heirs and legal representatives) without the written consent of the Indemnified Party (including the successors, heirs and legal representatives) affected thereby.
The rights of the Indemnified Parties under the Merger Agreement will be in addition to any rights such Indemnified Parties may have under the organizational documents of Lonestar or under any applicable contracts or laws in effect on the date of the Merger Agreement, which rights will, for the avoidance of doubt, survive the Effective Time, and Penn Virginia will, and will cause the Surviving Corporation to, honor and perform under all such indemnification agreements entered into by Lonestar or any of its subsidiaries in effect on the date of the Merger Agreement and disclosed to Penn Virginia prior to the execution thereof, and any provisions under any such applicable contracts (including such indemnification agreements) will not be amended, repealed or otherwise modified in any manner that would materially adversely affect the rights thereunder of any such individual.

Penn Virginia and the Surviving Corporation will indemnify any Indemnified Party against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request, relating to the enforcement of such Indemnified Party’s rights under the Merger Agreement; provided, that such Indemnified Party receiving any such advance executes a written undertaking to repay all such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification under Lonestar’s certificate of incorporation and bylaws.
Public Disclosure
Lonestar and Penn Virginia agreed that the initial press release relating to the Merger Agreement would be a joint press release and thereafter Penn Virginia and Lonestar will consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Integrated Mergers or the other transactions contemplated by the Merger Agreement; provided, however, that no such consultation will be required if, prior to the date of such release or public statement, a Lonestar Adverse Recommendation Change or a Penn Virginia Adverse Recommendation Change has occurred in compliance in all respects with the terms of the Merger Agreement. No provision of the Merger Agreement will prohibit either Lonestar or Penn Virginia from issuing any press release or public statement in the event of a Lonestar Adverse Recommendation Change or a Penn Virginia Adverse Recommendation Change that is in either case in compliance in all respects with the terms of the Merger Agreement.
Stock Exchange Listing
Penn Virginia agreed, in accordance with the requirements of the Nasdaq, to file with the Nasdaq a subsequent listing application covering the shares of Penn Virginia Common Stock to be issued to Lonestar stockholders pursuant to the Merger Agreement, and use reasonable best efforts to cause such shares to be approved for listing, subject to official notice of issuance, prior to the date of closing.
Prior to the closing, upon Penn Virginia’s request, Lonestar will take all actions necessary to be taken prior to closing to cause the delisting of Lonestar Common Stock from the OTCQX Best Market and the termination of Lonestar’s registration of Lonestar Common Stock under the Exchange Act, in each case, as soon as practicable following the Effective Time, subject to compliance with Lonestar’s obligations under the Exchange Act.
Employee Matters
With respect to employees of Lonestar or any of its subsidiaries as of the Effective Time who remain employed after the Effective Time (the “continuing employees”), such continuing employees will generally be eligible, from the Effective Time until the first anniversary thereof or until such continuing employee’s earlier termination of employment, to receive the same base pay or hourly wage rate, as applicable, and the same target incentive compensation opportunities, in each case, as were provided to such continuing employees prior to the Effective Time, and such continuing employees will be provided employee benefits (excluding pension, retiree welfare, nonqualified deferred compensation, equity- and cash-based incentive compensation) that are either substantially comparable in the aggregate to those provided to such continuing employees immediately before the Effective Time or the same as those provided from time to time to similarly situated employees of Penn Virginia or its subsidiaries.
Subject to applicable law and any obligations under any labor agreement, under the benefit and compensation plans of Penn Virginia and its subsidiaries providing benefits to any Lonestar continuing employees after the Effective Time (the “New Plans”), each such continuing employee will be credited with his or her years of service with Lonestar and its subsidiaries before the Effective Time for purposes of eligibility to participate, vesting of 401(k) plan contributions and level of paid time off benefits, to the same extent and for the same purpose as such continuing employee was credited as of the Effective Time for such service under any similar benefit plan of Lonestar (subject to certain customary exceptions and except for purposes of any equity- or -cash-based incentive compensation). In addition, each continuing employee will be immediately eligible to participate, without any waiting time, in any and all New Plans subject to ERISA to the extent coverage under such New Plan replaces coverage under a comparable Lonestar benefit plan in which such continuing employee participated immediately before the Effective Time and such waiting time would not apply to similarly situated employees of Penn Virginia under such New Plan, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any continuing employee, Penn Virginia will use commercially reasonably efforts to cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents to the same extent waived under the corresponding Lonestar benefit plan as of the Effective Time and (B) any eligible expenses incurred by and credited to such continuing employee and his or her covered dependents during the portion of the plan year of the Lonestar benefit plan ending on the date such continuing employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket requirements applicable to such continuing employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
At the written request of Penn Virginia provided no later than five days prior to the closing date of the Integrated Mergers, Lonestar or its applicable subsidiary will terminate the Lonestar Resources, Inc. 401(k) Plan and fully vest all participants thereunder, with such termination and vesting to be effective no later than the Business Day preceding the closing date of the Integrated Mergers.
Prior to making any broad-based communications to any Lonestar employees pertaining to post-Effective Time compensation or benefit matters that are affected by or otherwise related to the transactions contemplated in the Merger Agreement, Lonestar will provide Penn Virginia with a copy of the intended communication (or a written summary of any intended oral communications), and Penn Virginia will have a reasonable period of time to review and comment on the communication.
Penn Virginia and Lonestar acknowledged and agreed that the consummation of the transactions contemplated by the Merger Agreement will constitute a “change of control” or similar term for purposes of certain Lonestar compensation and benefits arrangements.
Prior to the closing of the Integrated Mergers, Penn Virginia and Lonestar will cooperate in good faith to determine the timing and manner in which Penn Virginia or Lonestar, or their respective subsidiaries, utilize or waive the employment tax deferral or employee retention credit relief provided under any applicable law.
Certain Tax Matters
The Merger Agreement contains certain covenants and other agreements relating to the intended treatment of the Integrated Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code.
Takeover Laws
If any “Moratorium,” “Control Share Acquisition,” “Fair Price,” “Supermajority,” “Affiliate Transactions,” or “Business Combination Statute or Regulation” or any other similar state antitakeover law (a “Takeover Law”) may become, or may purport to be, applicable to the transactions contemplated in the Merger Agreement, each of Penn Virginia, Lonestar, the Penn Virginia Board and the Lonestar Board, to the extent permissible under applicable laws, will grant such approvals and take such actions, in accordance with the terms of the Merger Agreement, as are necessary so that the Integrated Mergers and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated by the Merger Agreement and otherwise, to the extent permissible under applicable laws, act to eliminate the effect of any Takeover Law on any of the transactions contemplated by the Merger Agreement.
Section 16 Matters
Penn Virginia has agreed that it will, prior to the Effective Time, cause the Penn Virginia Board to approve the issuance of Penn Virginia equity securities in connection with the Integrated Mergers with respect to any employees of Lonestar who, as a result of their relationship with Penn Virginia as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, the Lonestar Board will approve the disposition of Lonestar equity securities (including derivative securities) in connection with the Integrated Mergers by those directors and officers of Lonestar subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

Treatment of Existing Indebtedness; Financing Cooperation
Prior to or at the closing of the Integrated Mergers, Lonestar will deliver to Penn Virginia an executed payoff letter (a “Payoff Letter”), in a form and substance reasonably acceptable to Penn Virginia, from the lenders, or the administrative agent (or similar person) on behalf of the lenders, under the Lonestar Credit Agreement. Lonestar will use commercially reasonable efforts to provide a draft of the Payoff Letter to Penn Virginia no less than two (2) Business Days prior to the anticipated closing date of the Integrated Mergers. The Payoff Letter will (i) confirm the aggregate outstanding amount (and such other related arrangements) required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or any other outstanding and unpaid indebtedness and other obligations under the Lonestar Credit Agreement, as of the anticipated closing date of the Integrated Mergers (and the daily accrual of interest thereafter), (ii) contain payment instructions and (iii) evidence, together with customary accompanying release and termination of encumbrance documentation, the satisfaction, release and discharge of the indebtedness under the Lonestar Credit Agreement, and the agreement by such administrative agent or lenders to the release of all encumbrances (including mortgages) upon the payment of such amount (and satisfaction of, and other arrangements with respect to, any such other obligations as set forth therein) in accordance with the payment instructions. Prior to or at the closing of the Integrated Mergers, Lonestar shall have (i) delivered (by the applicable date required under the terms of the Lonestar Credit Agreement (or as otherwise agreed or waived by the lenders or administrative agent (or similar person) under the Lonestar Credit Agreement)) any notices necessary to permit the prepayment, payoff, discharge and termination in full at the closing of the Integrated Mergers and prior to the Effective Time of all indebtedness under the Lonestar Credit Agreement on the closing date of the Integrated Mergers and (ii) pursuant to the Payoff Letter, obtained such documents (including an authorization to file the Uniform Commercial Code termination statements upon the payment in full of the outstanding amounts under the Lonestar Credit Agreement) and releases as are reasonably necessary to release all encumbrances (including mortgages) created in connection with the Lonestar Credit Agreement and any derivative products or treasury management arrangement secured thereby, in each case in a form and substance reasonably acceptable to Penn Virginia. Notwithstanding the foregoing, it is agreed and understood that the payoff and satisfaction of such outstanding indebtedness under the Lonestar Credit Agreement as set forth in the Payoff Letter will be at Penn Virginia’s sole cost and expense.
Lonestar will use commercially reasonable efforts to provide, and cause its subsidiaries and its and their respective officers, directors and employees to use commercially reasonable efforts to provide, and will use reasonable best efforts to direct its and its subsidiaries’ respective accountants, legal counsel and other representatives to use their reasonable best efforts to provide all cooperation reasonably requested by Penn Virginia that is reasonably necessary and customary in connection with the arrangement of any financing by Penn Virginia in connection with the Integrated Mergers (a “Financing”), including by using commercially reasonable efforts to (i) as promptly as reasonably practicable, deliver all of the information required to be provided by Lonestar to Penn Virginia pursuant to the Merger Agreement in connection with a Financing, cause management of Lonestar to participate in a reasonable number of requested meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with a Financing, in each case, with reasonably appropriate seniority and expertise and upon reasonable advance written notice and at mutually agreeable dates, times (during regular business hours) and locations (including direct contact between members of senior management of Lonestar, on the one hand, and of the arrangers, underwriters, prospective lenders, investors and/or purchasers (the “Financing Sources”), on the other hand), (ii) provide reasonable and customary assistance with the preparation of (A) customary and reasonable investor presentations, offering memoranda or other similar documents (including versions of such memoranda or presentations that do not contain material non-public information) for any portion of a Financing, (B) customary and reasonable materials for rating agency presentations and (C) the definitive agreements with respect to a Financing, including preparation of schedules thereto, in each case, by providing such pertinent information as may be reasonably requested by Penn Virginia and to the extent reasonably available to Lonestar, (iii) request that the present and former independent accountants for Lonestar provide reasonable assistance to Penn Virginia in connection with a Financing consistent with their customary practice (including providing reasonable and customary accountants’ comfort letters and consents from such independent accountants to the extent required by the definitive agreements with respect to a Financing), (iv) cooperate reasonably with the Financing Sources’ due diligence, to the extent customary and reasonable and (v) to provide such other customary documents and financial and pertinent information regarding Lonestar and the Lonestar Subsidiaries as may be reasonably requested by Penn Virginia and reasonably necessary for consummation of such Financing, including reasonable and customary authorization and representation letters and information and data reasonably required by Penn Virginia to prepare all pro forma financial statements required in connection with a Financing (it being understood that Lonestar or any of the Lonestar Subsidiaries, or any of their respective officers, directors, employees, accountants, legal counsel, or other representatives will not be responsible for, and Penn Virginia shall be solely responsible for, preparation of such pro forma financial statements). Any such cooperation will be provided at Penn Virginia’s expense for third party fees and expenses.
Notwithstanding anything to the contrary in the Merger Agreement, Penn Virginia agrees and acknowledges that consummation of any Financing by Penn Virginia or any of its subsidiaries is not a condition to the closing of the Integrated Mergers or any of their respective obligations under the Merger Agreement. Except for the representations and warranties of Lonestar set forth in the Merger Agreement, Lonestar and its subsidiaries will not have any liability to Penn Virginia, Merger Sub Inc. and Merger Sub LLC in respect of any financial or other information provided in connection with a Financing. In fulfilling Lonestar’s obligations under the Merger Agreement, (i) none of Lonestar nor its subsidiaries (or their respective officers, directors, employees, or other representatives) will be required to (A) pay any commitment or other fee, provide any security or incur any other liability in connection with any Financing prior to the Effective Time, (B) enter into any definitive agreement the effectiveness of which is not conditioned upon the closing of the Integrated Mergers, or (C) give any indemnities that are effective prior to the Effective Time and (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations or business of Lonestar and its subsidiaries. Any such cooperation in connection with a Financing will be provided at Penn Virginia’s sole cost and expense, and Penn Virginia will, promptly upon request by Lonestar, reimburse Lonestar and its subsidiaries for all reasonable out-of-pocket costs and expenses (including, without limitation, out-of-pocket auditor’s, accountant’s, and attorneys’ fees and other third party fees and expenses). Penn Virginia will indemnify and hold harmless Lonestar, its subsidiaries, and each of their respective officers, directors, employees, or other representatives from and against any and all claims, losses, or damages suffered or incurred by them directly or indirectly in connection with the arrangement of any Financing or any information provided in connection therewith (other than to the extent related to information provided by Lonestar or its subsidiaries or their respective representatives that contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not materially misleading or to the extent incurred or suffered as a result of the bad faith or willful misconduct of Lonestar or any of Lonestar’s subsidiaries or any of their respective officers, directors, employees or other representatives). In addition, no action, liability, or obligation of Lonestar or any of its subsidiaries, or any of their respective representatives pursuant to any agreement, arrangement, contract, certificate, instrument, or other document relating to any Financing will be effective until the Effective Time, and neither Lonestar nor any of its subsidiaries will be required to take any action pursuant to any of the foregoing that is not contingent on the occurrence of the closing of the Integrated Mergers or that must be effective before the Effective Time. Further, nothing in the Merger Agreement will require (i) Lonestar, its subsidiaries, or their respective representatives to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document, with respect to any Financing or adopt resolutions approving the agreements, documents and/or instruments pursuant to which any such Financing is obtained or pledge any collateral with respect to any Financing prior to the closing of the Integrated Mergers, (ii) any officer or representative of Lonestar or any of its subsidiaries to deliver any certificate or take any other action in connection with any Financing that could reasonably be expected to result in personal liability to such officer or representative or (iii) the representatives of Lonestar or its subsidiaries to deliver any legal opinions with respect to any Financing.
Stockholder Litigation
Lonestar will give Penn Virginia a reasonable opportunity to participate in the defense or settlement of any stockholder litigation against Lonestar or its directors or officers relating to the Integrated Mergers and the other transactions contemplated by the Merger Agreement, and no such settlement will be agreed to without the prior written consent of Penn Virginia, which consent will not be unreasonably withheld, conditioned or delayed. Penn Virginia will give Lonestar a reasonable opportunity to participate in the defense or settlement of any stockholder litigation against Penn Virginia or its directors or officers relating to the Integrated Mergers and the other transactions contemplated by the Merger Agreement, and no such settlement will be agreed to without the prior written consent of Lonestar, which consent will not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under certain provisions of the Merger Agreement, each of Penn Virginia and Lonestar will cooperate, will cause their respective subsidiaries, as applicable, to cooperate and will use its reasonable best efforts to cause its Representatives to cooperate in the defense against such litigation.

Governance
Prior to the Effective Time, Penn Virginia will take all actions as may be necessary to cause one director currently serving on the Lonestar Board prior to the Effective Time and mutually acceptable to Penn Virginia and Lonestar (who shall meet the independence standards of the Nasdaq with respect to Penn Virginia) to be appointed to the Penn Virginia Board.
Merger Subs
Penn Virginia will take all actions to cause Merger Sub Inc. and Merger Sub LLC (i) to take any actions required under the DGCL to permit the Merger Agreement to be submitted to the Lonestar stockholders for approval in accordance with the Merger Agreement and the DGCL and (ii) to engage in the Integrated Mergers as contemplated by the Merger Agreement.
Conditions to the Completion of the Integrated Mergers
Conditions to Each Party’s Obligation to Effect the Integrated Mergers
Each party’s obligation to effect the Integrated Mergers is subject to the satisfaction at closing, or waiver at or prior to closing, of each of the following conditions:
•	the approval and adoption of the Merger Agreement by the Lonestar stockholders;
•	the approval of the Share Issuance Proposal by the Penn Virginia shareholders;
•	the absence of any applicable law or order (preliminary or otherwise) prohibiting the consummation of the Integrated Mergers;
•	the expiration or earlier termination of any waiting period (and any extension of such period) under the HSR Act;
•
the SEC having declared effective the S-4 and no stop order suspending the use of the S-4 or the proxy statement/consent solicitation statement/prospectus having been issued by the SEC and no proceedings seeking a stop order having been initiated or, to the knowledge of Lonestar or Penn Virginia, as the case may be, threatened by the SEC; and

•	the Nasdaq having approved the listing of the shares of Penn Virginia Common Stock to be issued in the Integrated Mergers.
Conditions to the Obligation of Penn Virginia to Effect the Integrated Mergers
In addition, Penn Virginia’s and Merger Sub’s obligation to effect the Integrated Mergers is subject to the satisfaction at closing, or waiver at or prior to closing, of each of the following conditions:
•	the accuracy of the representations and warranties of Lonestar as follows:
•
the representations and warranties of Lonestar regarding organization, the delivery of organizational documents, authority and certain representations regarding capital stock (as set forth in the first sentence of Section 2.1(a), Section 2.2(a), Section 2.2(c), Section 2.4(a) and Section 2.4(c) of the Merger Agreement) shall be true and correct in all respects as of the date of the Merger Agreement and as of the closing date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies;

•
the representations and warranties of Lonestar regarding the absence of certain changes or developments that have had, or would reasonably be expected to have, a material adverse effect (as set forth in Section 2.8(b) of the Merger Agreement) shall be true and correct in all respects as of the date of the Merger Agreement and as of the closing date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date); and

•
each other representation and warranty of Lonestar set forth in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in any individual such representation or warranty) would not reasonably have been expected to have, individually or in the aggregate, a material adverse effect on Lonestar;
•
Lonestar’s performance or compliance in all material respects with all of its covenants, obligations or agreements required to be performed or complied with under the Merger Agreement prior to the Effective Time; and

•	Lonestar having delivered to Penn Virginia a certificate of a duly authorized officer certifying the matters of the immediately preceding bullets.
Conditions to the Obligation of Lonestar to Effect the Integrated Mergers
Lonestar’s obligation to effect the Integrated Mergers is subject to the satisfaction at closing, or waiver at or prior to closing, of each of the following conditions:
•	the accuracy of the representations and warranties of Penn Virginia as follows:
•
the representations and warranties of Penn Virginia regarding organization, the delivery of organizational documents, authority and certain representations regarding capital stock (as set forth in the first sentence of Section 3.1(a), Section 3.2(a), Section 3.2(c), Section 3.4(a), Section 3.4(b), Section 3.4(c), Section 3.4(d), Section 3.4(f) and the last sentence of Section 3.4(i) of the Merger Agreement) shall be true and correct in all respects as of the date of the Merger Agreement and as of the closing date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies;

•
the representations and warranties of Penn Virginia regarding the absence of certain changes or developments that have had, or would reasonably be expected to have, a material adverse effect (as set forth in Section 3.6(b) of the Merger Agreement) shall be true and correct in all respects as of the date of the Merger Agreement and as of the closing date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date); and

•
each other representation and warranty of Penn Virginia set forth in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the closing date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in any individual such representation or warranty) would not reasonably have been expected to have, individually or in the aggregate, a material adverse effect on Penn Virginia;

•
Penn Virginia’s performance or compliance in all material respects with all of its covenants, obligations or agreements required to be performed or complied with under the Merger Agreement prior to the Effective Time; and

•	Penn Virginia having delivered to Lonestar a certificate of a duly authorized officer certifying the matters of the immediately preceding bullets.
The parties may not rely, either as a basis for not consummating the Integrated Mergers or for terminating the Merger Agreement, on the failure of any condition set forth in the Merger Agreement to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of the Merger Agreement.
Termination of the Merger Agreement
Termination by Mutual Consent
The Merger Agreement may be terminated and the Integrated Mergers abandoned at any time prior to the Effective Time, whether before or after approval and adoption of the Merger Agreement by the Lonestar stockholders or approval of the Share Issuance Proposal by the Penn Virginia shareholders, by mutual written consent of Penn Virginia and Lonestar.

Termination by Either Penn Virginia or Lonestar
Either party may terminate the Merger Agreement if:
•
the Integrated Mergers have not been consummated on or prior to the Termination Date; provided, however, that the right to terminate the Merger Agreement at the Termination Date will not be available to any party whose action or failure to act is the primary cause of the failure of the Integrated Mergers to occur on or before such date and such action or failure to act constitutes a material breach of the Merger Agreement by such party;

•
a court of competent jurisdiction or other governmental entity issues a final and nonappealable order, or takes any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Integrated Mergers; provided, however, the right to terminate the Merger Agreement in respect of any such order or action is not available to any party whose failure to perform any of its obligations pursuant to Section 5.5 of the Merger Agreement resulted in the entry of the order or the taking of such other action;

•
either (i) the requisite Lonestar Stockholder Written Consents have not been obtained when required, and Penn Virginia has not requested a Lonestar stockholder meeting pursuant to the Merger Agreement or (ii) in the event Penn Virginia has requested a Lonestar stockholder meeting pursuant to the Merger Agreement, the Lonestar Stockholder Approval is not obtained; provided, however, that such right to terminate the Merger Agreement is not available to Lonestar where the failure to obtain the required consents or other approval of the Lonestar stockholders is caused by the action or failure to act of Lonestar and such action or failure to act constitutes a material breach by Lonestar of the Merger Agreement; or

•
the required approval of the Share Issuance Proposal at the Special Meeting (or at any adjournment thereof) is not obtained; provided, however, that such right to terminate the Merger Agreement is not available to Penn Virginia where the failure to obtain the required approval of the Penn Virginia shareholders is caused by the action or failure to act of Penn Virginia and such action or failure to act constitutes a material breach by Penn Virginia of the Merger Agreement.

Please see “—Conditions to the Completion of the Integrated Mergers” for additional details.
Termination by Penn Virginia
Penn Virginia may terminate the Merger Agreement:
•
at any time prior to the Effective Time, if any of Lonestar’s covenants, representations or warranties contained in the Merger Agreement (other than those set forth in the non-solicitation provisions of the Merger Agreement) are breached or, any of regarding the accuracy of Lonestar’s representations and warranties or compliance by Lonestar with its covenants in the Merger Agreement is not satisfied, and such breach (i) is incapable of being cured by Lonestar or (ii) will not be cured within 30 days of receipt by Lonestar of written notice of such breach describing in reasonable detail such breach;

•	at any time prior to the Lonestar Stockholder Approval, if the Lonestar Board or any committee thereof:
•	makes a Lonestar Adverse Recommendation Change;
•
approves or adopts or recommends the approval or adoption of any Acquisition Proposal with respect to Lonestar or the execution of a definitive agreement with respect to an Acquisition Proposal with respect to Lonestar (other than any acceptable confidentiality agreement permitted by the Merger Agreement);

•	does not include the Lonestar Recommendation in the proxy statement/consent solicitation statement/prospectus; or
•	resolves, agrees to, publicly proposes to or allows Lonestar to publicly propose to take any of the foregoing actions; or

•	at any time prior to the receipt of Lonestar Stockholder Approval, if Lonestar willfully and materially breaches the non-solicitation provisions of the Merger Agreement, other than in the case where:
•	such willful and material breach is a result of an isolated action by a person that is a representative of Lonestar;
•	Lonestar uses reasonable best efforts to remedy such material breach;
•	Penn Virginia is not significantly harmed as a result thereof; or
•	if the Lonestar Support Agreements have not been delivered by the Lonestar Supporting Stockholders by the support agreement deadline.
Termination by Lonestar
Lonestar may terminate the Merger Agreement:
•
at any time prior to the Effective Time, if any of Penn Virginia’s covenants, representations or warranties contained in the Merger Agreement (other than those set forth in the non-solicitation provisions of the Merger Agreement) are breached or, any of Penn Virginia’s representations and warranties become untrue, such that any of the conditions regarding the accuracy of Penn Virginia’s representations and warranties or compliance by Penn Virginia with its covenants in the Merger Agreement is not satisfied, and such breach (i) is incapable of being cured by Penn Virginia or (ii) will not be cured within 30 days of receipt by Penn Virginia of written notice of such breach describing in reasonable detail such breach;

•	at any time prior to approval of the Share Issuance Proposal by the stockholders of Penn Virginia, if the Penn Virginia Board or any committee thereof:
•	makes a Penn Virginia Adverse Recommendation Change;
•
approves or adopts or recommends the approval or adoption of any Acquisition Proposal with respect to Penn Virginia or the execution of a definitive agreement with respect to an Acquisition Proposal with respect to Penn Virginia (other than any acceptable confidentiality agreement permitted by the Merger Agreement);

•	does not include the Penn Virginia Recommendation in the proxy statement/consent solicitation statement/prospectus; or
•	resolves, agrees to, publicly proposes to or allows Penn Virginia to publicly propose to take any of the foregoing actions; or
•
at any time prior to the receipt of approval of the Share Issuance Proposal by the stockholders of Penn Virginia, if Penn Virginia willfully and materially breaches the non-solicitation provisions of the Merger Agreement, other than in the case where:

•	such willful and material breach is a result of an isolated action by a person that is a representative of Penn Virginia;
•	Penn Virginia uses reasonable best efforts to remedy such material breach;
•	Lonestar is not significantly harmed as a result thereof; or
•	if the Penn Virginia Support Agreement has not been delivered by Juniper by the support agreement deadline.
Expenses in connection with a Termination
Except as provided in certain parts of the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be borne solely and entirely by the party incurring such expenses, whether or not the Integrated Mergers are consummated.

Termination Fees
•
In the event that the Merger Agreement is terminated by Lonestar pursuant to Section 7.1(d)(ii) of the Merger Agreement (Penn Virginia Adverse Recommendation Change) or Section 7.1(d)(iii) of the Merger Agreement (Penn Virginia Material Breach of Non-Solicitation), then Penn Virginia will pay to Lonestar the Penn Virginia Termination Fee as promptly as possible (but in any event within three business days) following such termination.

•
In the event that the Merger Agreement is terminated by Penn Virginia pursuant to Section 7.1(c)(ii) of the Merger Agreement (Lonestar Adverse Recommendation Change) or Section 7.1(c)(iii) of the Merger Agreement (Lonestar Material Breach of Non-Solicitation), then Lonestar will pay to Penn Virginia the Lonestar Termination Fee as promptly as possible (but in any event within three business days) following such termination.

•
In the event that (A) prior to the Lonestar Special Meeting (or, if earlier, the receipt of Lonestar Stockholder Approval), an Acquisition Proposal with respect to Lonestar is publicly proposed or publicly disclosed after the date of the Merger Agreement, (B) the Merger Agreement is terminated by Penn Virginia or Lonestar pursuant to Section 7.1(b)(i) of the Merger Agreement (Termination Date), Section 7.1(b)(iii) of the Merger Agreement (No Lonestar Stockholder Approval) or Section 7.1(c)(i) of the Merger Agreement (Lonestar Breach) and (C) concurrently with or within nine months after any such termination described in clause (B), Lonestar or any of its subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Lonestar (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this bullet), then Lonestar will pay to Penn Virginia the Lonestar Termination Fee as promptly as possible (but in any event within three business days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal.

•
In the event that (A) prior to the Special Meeting, an Acquisition Proposal with respect to Penn Virginia is publicly proposed or publicly disclosed or otherwise disclosed to the Penn Virginia Board after the date of the Merger Agreement, (B) the Merger Agreement is terminated by Penn Virginia or Lonestar pursuant to Section 7.1(b)(i) of the Merger Agreement (Termination Date), Section 7.1(b)(iv) of the Merger Agreement (No Penn Virginia Shareholder Approval) or Section 7.1(d)(i) of the Merger Agreement (Penn Virginia Breach) and (C) concurrently with or within nine months after any such termination described in clause (B), Penn Virginia or any of Penn Virginia’s subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Penn Virginia (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this bullet), then Penn Virginia will pay to Lonestar the Penn Virginia Termination Fee as promptly as possible (but in any event within three business days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal.

•
In the event that the Merger Agreement is terminated by either party pursuant to Section 7.1(b)(i) of the Merger Agreement (Termination Date) and at the time of such termination, (i) the Lonestar stockholders have not approved the Merger Agreement and (ii) Penn Virginia would have been permitted to terminate the Merger Agreement pursuant to Section 7.1(c)(ii) of the Merger Agreement (Lonestar Adverse Recommendation Change) or Section 7.1(c)(iii) of the Merger Agreement (Lonestar Material Breach of Non-Solicitation), then Lonestar will pay to Penn Virginia the Lonestar Termination Fee as promptly as possible (but in any event within three business days) following such termination.

•
In the event that the Merger Agreement is terminated by either party pursuant to Section 7.1(b)(i) of the Merger Agreement (Termination Date) and at the time of such termination, (i) the Penn Virginia shareholders have not approved the Share Issuance Proposal and (ii) Lonestar would have been permitted to terminate the Merger Agreement pursuant to Section 7.1(d)(ii) of the Merger Agreement (Penn Virginia Adverse Recommendation Change) or Section 7.1(d)(iii) of the Merger Agreement (Penn Virginia Material Breach of Non-Solicitation), then Penn Virginia will pay to Lonestar the Penn Virginia Termination Fee as promptly as possible (but in any event within three business days) following such termination.

As used in the Merger Agreement, “Penn Virginia Termination Fee” means $6,000,000 and “Lonestar Termination Fee” means $3,000,000. Each of the Penn Virginia Termination Fee and the Lonestar Termination Fee is referred to as a “Termination Fee.”
The Merger Agreement provides that the payment of the Termination Fee and specific performance are, subject to certain exceptions, the sole and exclusive remedies of the parties for any loss suffered as a result of the failure of the Integrated Mergers to be consummated.
Amendment; Waiver
The Merger Agreement may be amended with the approval of the respective boards of directors of Lonestar, Merger Sub and Penn Virginia at any time (whether before or after any required approval by the Lonestar stockholders or the Penn Virginia shareholders); provided, however, that after the receipt of Lonestar Stockholder Approval, no amendment may be made which by applicable law or the rules of the Nasdaq requires further approval of Lonestar stockholders without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties to the Merger Agreement.
No failure on the part of any party to exercise any power, right, privilege or remedy under the Merger Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under the Merger Agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
No party will be deemed to have waived any claim arising out of the Merger Agreement, or any power, right, privilege or remedy under the Merger Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.
Specific Performance
Lonestar, Penn Virginia and Merger Sub agreed that irreparable damage would occur in the event that any provision of the Merger Agreement is not performed in accordance with its specific terms or is otherwise breached. Lonestar, Penn Virginia and Merger Sub agreed that, in the event of any breach by the other party of any covenant or obligation contained in the Merger Agreement, the other party will be entitled (in addition to any other remedy that may be available to it, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach. Lonestar, Penn Virginia and Merger Sub further agreed that no party to the Merger Agreement will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
Third-Party Beneficiaries
Except for (a) the right to receive the Merger Consideration as provided in Article I of the Merger Agreement and the Lonestar equity-based award provisions of the Merger Agreement (including, for the avoidance of doubt, the rights of the former holders of Lonestar Common Stock to receive the Merger Consideration) but only from and after, and subject to the occurrence of, the Effective Time, (b) the right of the Indemnified Parties to enforce the indemnification provisions of the Merger Agreement only (which from and after the Effective Time is intended for the benefit of, and will be enforceable by, the persons referred to therein and by their respective heirs and Representatives) but only from and after, and subject to the occurrence of, the Effective Time and (c) the rights of the non-management directors in the corporate governance policy provisions of the Merger Agreement, Penn Virginia and Lonestar agreed that (i) their respective representations, warranties and covenants set forth in the Merger Agreement are solely for the benefit of the other party thereto, in accordance with and subject to the terms of the Merger Agreement and (ii) the Merger Agreement is not intended to, and does not, confer upon any person other than the parties thereto any rights or remedies thereunder, including the right to rely upon the representations and warranties set forth therein.

Lonestar Support Agreements
Following execution of the Merger Agreement, the Lonestar Supporting Stockholders entered into the Lonestar Support Agreements (a form of which is attached as Annex C to this proxy statement/consent solicitation statement/prospectus) with Penn Virginia pursuant to which the Lonestar Supporting Stockholders agreed, among other things, to vote all shares of Lonestar Common Stock beneficially owned by such stockholders (i) in favor of the adoption of the Merger Agreement, (ii) against any Acquisition Proposal with respect to Lonestar and (iii) against any amendment of Lonestar’s certificate of incorporation or bylaws or other proposal that would delay, impede, frustrate, prevent or nullify the Integrated Mergers or Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of Lonestar.
The Lonestar Support Agreements will terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) as to a Lonestar Supporting Stockholder party, the date of any modification, waiver or amendment to the Merger Agreement effected without such Lonestar Supporting Stockholder party’s consent that materially adversely affects the interests of such Lonestar Supporting Stockholder party (whether in manner that is applicable to holders of Lonestar Common Stock generally or otherwise); and (d) the mutual written consent of the parties to the Lonestar Support Agreements.
As of    , 2021, the Lonestar Supporting Stockholders held approximately 80% of the outstanding shares of Lonestar Common Stock. As a result, the delivery of Lonestar Stockholder Written Consents by the Lonestar Supporting Stockholders will constitute receipt of the requisite approval to approve the Lonestar Merger Proposal and Lonestar Compensation Proposal.
Penn Virginia Support Agreement
Following the execution of the Merger Agreement, the Penn Virginia Supporting Shareholders, compromised of affiliates of Juniper and collectively holding approximately 60% of the outstanding voting power of the Company’s capital stock, entered into the Penn Virginia Support Agreement (a copy of which is attached as Annex D to this proxy statement/consent solicitation statement/prospectus) pursuant to which they agreed, among other things, to vote all shares of its Series A Preferred Stock beneficially owned (i) in favor of the Share Issuance Proposal and approval of any other matter that is required to be approved by the shareholders of Penn Virginia in order to effect the Integrated Mergers and (ii) against any proposal made (A) in opposition to the Share Issuance Proposal or (B) in support of an Acquisition Proposal with respect to the Company. The Penn Virginia Supporting Shareholders also agreed that they would not transfer any number of shares of its Series A Preferred Stock that would result in their ownership (when combined with any other shares of Series A Preferred Stock with respect to which Juniper has sole or shared voting power) falling below the number of shares sufficient to approve the Share Issuance Proposal and any other matters required to be approved in order to effect the Integrated Mergers.
The Penn Virginia Support Agreement will terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) as to a Juniper party, the date of any modification, waiver or amendment to the Merger Agreement effected without such Juniper party’s consent that materially adversely affects the interests of such Juniper party (whether in manner that is applicable to holders of Penn Virginia Common Stock generally or otherwise); and (d) the mutual written consent of the parties to the Penn Virginia Support Agreement.
As of    , 2021, Juniper was the beneficial owner of shares of Series A Preferred Stock representing approximately 60% of the outstanding voting power of Penn Virginia’s capital stock.

PENN VIRGINIA SPECIAL MEETING
General
This proxy statement/consent solicitation statement/prospectus is first being mailed on or about   , 2021 and constitutes notice of the Special Meeting in conformity with the requirements of the Virginia Stock Corporation Act (“VSCA”) and the Penn Virginia Bylaws.
This proxy statement/consent solicitation statement/prospectus is being provided to Penn Virginia shareholders as part of a solicitation of proxies by the Penn Virginia Board for use at the Special Meeting and at any adjournment or postponement of the Special Meeting. Penn Virginia shareholders are encouraged to read the entire document carefully, including the annexes to this document, for more detailed information regarding the Integrated Mergers, the Merger Agreement and the Transactions contemplated by the Merger Agreement.
Attending the Special Meeting
The Special Meeting will be held virtually, conducted via live audio webcast on   , 2021, at    , Central Time. To attend, participate in, and vote at the Special Meeting, you will need the control number included on your proxy card, or voting instruction card (if your shares are held through a bank, broker or another nominee). Online access to the audio webcast will open 15 minutes prior to the start of the Special Meeting to allow time for you to log in and test your device’s audio system. We encourage you to access the Special Meeting prior to the start time and allow ample time to log in to the Special Meeting webcast and test your computer audio system.
Shareholders who wish to submit a question in advance may do so at    . Shareholders also may submit questions live during the Special Meeting. Penn Virginia is committed to transparency. All questions received before or during the Special Meeting, and Penn Virginia’s responses, will be posted to Penn Virginia’s investor relations website at https://ir.pennvirginia.com/all-sec-filings promptly after the Special Meeting. Personal details may be omitted for data protection purposes. If we receive substantially similar questions, we may group these questions together and provide a single response to avoid repetition.
In addition, if you experience any technical difficulties during the check-in time or during the Special Meeting or trouble accessing the Special Meeting’s website, please call (US)     or     (international)    .
Purpose of the Special Meeting
At the Special Meeting, Penn Virginia shareholders will be asked to consider and vote on the following:
•	to approve the Share Issuance Proposal;
•	to approve the Articles of Incorporation Amendment Proposal; and
•	to approve the Adjournment Proposal.
Penn Virginia will transact no other business at the Special Meeting or any adjournment or postponement thereof, except such business as may properly be brought before the Special Meeting by or at the direction of the Penn Virginia Board in accordance with the Penn Virginia Bylaws. This proxy statement/consent solicitation statement/prospectus, including the Merger Agreement attached thereto as Annex A, contains further information with respect to these matters.
Recommendation of the Penn Virginia Board
The Penn Virginia Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers, are advisable and fair to, and in the best interests of, Penn Virginia and its shareholders and has unanimously adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers. The Penn Virginia Board (solely with respect to the Articles of Incorporation Amendment Proposal, other than the Investor Directors, who recused themselves from such recommendation) unanimously recommends that Penn Virginia shareholders vote “FOR” the Share Issuance Proposal, “FOR” the Articles of Incorporation Amendment Proposal and “FOR” the Adjournment Proposal. For additional information on the factors considered by the Penn Virginia Board in reaching this decision and the recommendation of the Penn Virginia Board, please see “The Integrated Mergers—Recommendation of the Penn Virginia Board and its Reasons for the Integrated Mergers.”

Record Date; Shareholders Entitled to Vote
Only holders of record of shares of Penn Virginia Common Stock, or Series A Preferred Stock, at the close of business on    , 2021 will be entitled to vote at the Special Meeting. All shares represented by properly executed and delivered proxies will be voted at the Special Meeting. On the record date, there were     shares of Penn Virginia Common Stock and     shares of Series A Preferred Stock outstanding and entitled to vote.
Holders of Penn Virginia Common Stock and Series A Preferred Stock will vote together as a single class at the Special Meeting. Holders of Penn Virginia Common Stock are entitled to one vote per share of Penn Virginia Common Stock on all matters to be presented at the Special Meeting. Holders of Series A Preferred Stock are entitled to one vote per each 1/100th of a share of Series A Preferred Stock on all matters submitted to a vote of the holders of Penn Virginia Common Stock. Therefore, up to     votes may be cast at the Special Meeting. All shares represented by properly executed and delivered proxies will be voted at the Special Meeting.
A complete list of Penn Virginia shareholders entitled to vote at the Special Meeting will be available for inspection for ten days prior to the Special Meeting. If you would like to inspect the list of Penn Virginia shareholders of record, please call the Investor Relations department at (713) 722-6500 to schedule an appointment or request access. A certified list of eligible Penn Virginia shareholders will be available for inspection during the special meeting at    by entering the control number provided on your proxy card, voting instruction form or notice.
If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted.
Quorum and Adjournment
A quorum of Penn Virginia’s shareholders is necessary to hold a valid meeting. The presence, in person or by proxy, of a majority in voting power of the outstanding shares entitled to vote (including the Preferred Stock, as indicated above) at the Special Meeting constitutes a quorum.
If a quorum is not present at the Special Meeting, the holders of a majority of the shares entitled to vote who are present or represented by proxy have the power to adjourn the Special Meeting from time to time without notice, other than an announcement at the Special Meeting of the time and place of the adjourned meeting, until a quorum is present. In addition, under the Penn Virginia Bylaws, Penn Virginia’s Chairman has the power to adjourn the Special Meeting for any reason from time to time without notice, other than an announcement of the time and place of the adjourned meeting, provided that a new record date is not set. At any such adjourned meeting at which a quorum is present, any business may be transacted that may have been transacted at the Special Meeting.
Votes Required
Assuming a quorum is present:
•	Approval of the Share Issuance Proposal requires the affirmative vote of a majority of the votes cast.
•	Approval of the Articles of Incorporation Amendment Proposal requires the affirmative vote of more than 66 2/3% of the total voting power of outstanding shares entitled to vote.
Approval of the Adjournment Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of capital stock present in person or represented by proxy at the Special Meeting and entitled to vote thereat.
If no instruction as to how to vote is given (including no instruction to abstain from voting) in an executed, duly returned and not revoked proxy, the proxy will be voted “FOR” (i) the Share Issuance Proposal, (ii) the Articles of Incorporation Amendment Proposal and (iii) the Adjournment Proposal.
Abstentions and Broker Non-Votes
An abstention occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting. At the Special Meeting, abstentions will be counted as present for purposes of determining whether a quorum exists. Abstentions will (i) have no effect on the outcome of the Share Issuance Proposal and (ii) have the effect of a vote “against” the Articles of Incorporation Amendment Proposal and the Adjournment Proposal.

Brokers who hold shares in street name for customers are required to vote those shares as the customers instruct. Under applicable rules, brokers are permitted to vote on “routine” matters even if they have not received voting instructions from their customers, but they are not permitted to vote on “non-routine” matters absent specific voting instructions from their customers. A “broker non-vote” occurs when a broker holds shares for a customer, which are present at the meeting, but lacks discretionary voting power with respect to a particular proposal because the customer has not given the broker instructions regarding how to vote those shares.
The approval of the Share Issuance Proposal (Proposal No. 1), the Articles of Incorporation Amendment Proposal (Proposal No. 2) and the Adjournment Proposal (Proposal No. 3) are considered non-routine matters under applicable rules. Consequently, brokers may not vote uninstructed shares on any of these Proposals, and there may be broker non-votes on these Proposals. Broker non-votes will have no effect on the outcome of Proposal No. 1 and Proposal No. 3. Broker non-votes will have the same effect of a vote “against” Proposal No. 2. Broker shares that are voted on any matter at the Special Meeting will be included in determining the number of shares present for purposes of determining whether a quorum is present at the Special Meeting. Broker shares that are not voted on any matter at the Special Meeting will not be included in determining whether a quorum is present at the Special Meeting.
Failure to Vote
If you are a shareholder of record and you do not sign and return your proxy card or vote over the Internet, by telephone or at the Special Meeting, your shares will not be voted at the Special Meeting, will not be counted as present in person or by proxy at the Special Meeting and will not be counted as present for purposes of determining whether a quorum exists.
For purposes of the Share Issuance Proposal, provided a quorum is present, a failure to vote will (i) have no effect on the outcome of a vote on the Share Issuance Proposal and (ii) will have the effect of a vote “against” the Articles of Incorporation Amendment Proposal.
A failure to vote, or a failure to instruct your bank, broker, trust or other nominee to vote, will have no effect on the outcome of a vote on the Adjournment Proposal.
Voting by Penn Virginia’s Directors and Executive Officers
At the close of business on    , 2021, directors and executive officers of Penn Virginia were entitled to vote     shares of Penn Virginia Common Stock, or approximately    % of the shares of Penn Virginia Common Stock issued and outstanding on that date. Directors and executive officers of Penn Virginia have informed Penn Virginia that they intend to vote their shares in favor of the Share Issuance Proposal, the Articles of Incorporation Amendment Proposal and the Adjournment Proposal, although none of the directors and executive officers are obligated to do so.
Voting at the Special Meeting
The Special Meeting will be held virtually, conducted via live audio webcast on   , 2021, at    , Central Time.
You may vote your shares without virtually attending the Special Meeting, or online during the Special Meeting if you choose to attend. If you are a shareholder of record (that is, you hold your shares in your own name), you may vote by Internet, by telephone, by mail, or online during the Special Meeting at    . To vote online during the Special Meeting, you will need the control number included on your proxy card.
If your shares are held beneficially in a brokerage account or by another nominee, you may vote your shares without virtually attending the Special Meeting, or online during the Special Meeting if you choose to attend. You will receive a voting instruction card with information about how to instruct your broker or nominee on how to vote your shares.
Even if you plan to attend the Special Meeting, we recommend that you also submit your proxy or voting instructions so that your vote will be counted if you later decide not to attend the Special Meeting.
Revocation of Proxy
A shareholder executing and returning a proxy may revoke it at any time before it is exercised at the Special Meeting by giving written notice of the revocation to Penn Virginia’s corporate secretary or by executing and delivering to Penn Virginia’s corporate secretary a later dated proxy. Attendance at the Special Meeting will not be effective to revoke the proxy unless written notice of revocation has also been delivered to Penn Virginia’s corporate secretary before the proxy is exercised. If you hold your shares in a brokerage account or by other nominee and deliver voting instructions to the record holder of those shares, you may only revoke the voting of those shares in accordance with your instructions if such record holder revokes the original proxy as directed above and either resubmits a proxy reflecting your voting instructions or delivers to you a legal proxy giving you the right to vote the shares.
Written notices to us must be addressed to Penn Virginia Corporation, Attention: Corporate Secretary, 16285 Park Ten Place, Suite 500, Houston, Texas 77084. No revocation by written notice will be effective unless such notice has been received by Penn Virginia’s Corporate Secretary prior to the day of the Special Meeting or by the inspector of election at the Special Meeting.
Proxy Solicitation
The Penn Virginia Board is soliciting your proxy in connection with the Special Meeting, and Penn Virginia will bear the cost of soliciting such proxies, including the costs of printing and mailing this proxy statement/consent solicitation statement/prospectus. Solicitation initially will be made by mail. Forms of proxies and proxy materials may also be distributed through banks, brokers and other nominees to the beneficial owners of shares of Penn Virginia Common Stock or Series A Preferred Stock, in which case these parties will be reimbursed for their reasonable out-of-pocket expenses. Proxies may also be solicited in person or by telephone, facsimile, electronic mail, or other electronic medium by certain of Penn Virginia’s officers and employees, without additional compensation.
Appraisal Rights
Penn Virginia shareholders are not entitled to appraisal or dissenters’ rights in connection with the Integrated Mergers. For additional information, please see “The Integrated Mergers—No Appraisal Rights.”
Householding of Special Meeting Materials
Each registered Penn Virginia shareholder will receive one copy of this proxy statement/consent solicitation statement/prospectus per account, regardless of whether you have the same address as another stockholder of record. SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. For more details, see “Householding of Proxy Materials.”
Questions
If you have more questions about the Integrated Mergers or how to submit your proxy, or if you need additional copies of this proxy statement/consent solicitation statement/prospectus or the enclosed proxy card or voting instructions, please contact the Corporate Secretary, at Penn Virginia’s principal executive offices, 16285 Park Ten Place, Suite 500, Houston, Texas 77084.

PENN VIRGINIA PROPOSAL 1—THE SHARE ISSUANCE PROPOSAL
Overview
Pursuant to the Merger Agreement, the Penn Virginia shareholders are being asked to vote on a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635(a), the potential issuance of up to 5,855,940 shares of Penn Virginia Common Stock, in connection with the transactions contemplated by the Merger Agreement.
This proxy statement/consent solicitation statement/prospectus is being furnished to Penn Virginia shareholders as part of the solicitation of proxies by the Penn Virginia Board for use at the Special Meeting to consider and vote upon a proposal to approve the Share Issuance Proposal pursuant to the Merger Agreement, which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus.
The Penn Virginia Board, after due and careful discussion and consideration, unanimously adopted, approved and declared advisable the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, Penn Virginia and its shareholders.
Why the Company Needs Shareholder Approval
Penn Virginia is seeking shareholder approval of the Share Issuance Proposal in order to comply with Nasdaq Listing Rule 5635(a).
Pursuant to Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of stock or assets of another company that would result in the issuance, or potential issuance, of shares of common stock (including upon the conversion or exercise of securities into common stock) (a) having voting power equal to or in excess of 20% of the voting power outstanding prior to the issuance of the common stock or securities convertible into or exercisable for common stock or (b) in excess of 20% of the number of shares of common stock outstanding prior to the issuance of the common stock or securities convertible into or exercisable for common stock.
Penn Virginia currently has     shares of Penn Virginia Common Stock outstanding and     shares of Series A Preferred Stock outstanding. Pursuant to the Merger Agreement, Penn Virginia will issue     shares of Penn Virginia Common Stock, representing approximately    % of the outstanding shares of Penn Virginia Common Stock prior to such issuance. This would exceed the 20% threshold under Nasdaq Listing Rule 5635(a) described in clause (b) of the above paragraph.
Accordingly, we are seeking shareholder approval under Nasdaq Listing Rule 5635(a) in connection with the potential issuance of up to     shares of Penn Virginia Common Stock be issued to Lonestar stockholders pursuant to the Merger Agreement.
Required Vote of Shareholders
Approval of the Share Issuance Proposal is a condition to completion of the Integrated Mergers.
Approval of the Share Issuance Proposal requires the affirmative vote of a majority of the votes cast on the proposal, in compliance with applicable Nasdaq Listing Rules. An abstention, a shareholder’s failure to vote by proxy or to vote online at the Special Meeting and a broker non-vote are not counted as a vote cast and, therefore, will have no effect on the Share Issuance Proposal.
THE PENN VIRGINIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE SHARE ISSUANCE PROPOSAL

PENN VIRGINIA PROPOSAL 2—THE ARTICLES OF INCORPORATION AMENDMENT PROPOSAL
Overview
The Board has approved, recommended that shareholders approve and submitted for shareholder approval, the Articles of Incorporation Amendment Proposal to amend the Existing Articles of Incorporation to: (i) increase the number of shares of authorized capital stock of Penn Virginia to 145,000,000 shares, (ii) rename and reclassify the Company’s existing common stock, par value $0.01 per share, as Class A Common Stock, (iii) authorize, as a new class of capital stock of the Company, 30,000,000 shares of Class B Common Stock, (iv) remove provisions that are no longer applicable following the exchange of all outstanding shares of Series A Preferred Stock for shares of the newly authorized Class B Common Stock pursuant to the Exchange Agreement and (v) cancel the designation of the Series A Preferred Stock.
Reasons for the Amendments
The Penn Virginia Board (other than the Investor Directors, who recused themselves from such actions and recommendation) has adopted and approved, and recommends that the Penn Virginia shareholders approve, the Articles of Incorporation Amendment Proposal so that Penn Virginia can effect the proposed Recapitalization pursuant to which, among other things, all of the outstanding shares of Series A Preferred Stock will be exchanged for shares of Class B Common Stock at a ratio of one share of Class B Common Stock for each 1/100th of a share of Series A Preferred Stock, and the Series A Preferred Stock designation will be cancelled.
Under the Existing Articles of Incorporation, each 1/100th of a share of Series A Preferred Stock entitles the holder thereof to one vote on all matters to be voted on by the holders of Penn Virginia Common Stock. The holders of Series A Preferred Stock have the right to redeem or exchange each Common Unit of PV Energy Holdings they hold (together with 1/100th of a share of Series A Preferred Stock, which the Company shall cancel) for the issuance of one share of Penn Virginia Common Stock or, at PV Energy Holdings’ election, cash.
Due to the voting rights and the exchange rights being held through the Series A Preferred Stock, the market capitalization of the Company reported by certain third parties does not always include the Penn Virginia Common Stock underlying the Series A Preferred Stock, which can result in misconceptions about the Company’s business and financial condition. In addition, replacing the Series A Preferred Stock with the new Class B Common Stock will align the Company’s organizational structure with the majority of public companies that employ an “up-C” structure. Thus, the Company believes that the Recapitalization will result in an organizational structure that is more familiar to market participants which in turn will lead to more accurate reporting of the Company’s market capitalization, reflecting both the Class A Common Stock and the Class B Common Stock, and financial condition.
Further, the Class B Common Stock will be issued in whole shares, with each share entitling the holder thereof to one vote on all matters to be voted on by the holders of Penn Virginia Common Stock, and the number of outstanding shares of Class B Common Stock will at all times equal the number of outstanding Common Units of PV Energy Holdings, as opposed to the current ratio of one outstanding Common Unit for each 1/100th of a share of Series A Preferred Stock outstanding. As such, the Company expects that the replacement of the Series A Preferred Stock with the new Class B Common Stock will create administrative and financial reporting efficiencies as a result of the one-to-one ratio of the number of shares of Class B Common Stock outstanding, on the one hand, and the number of Common Units outstanding and votes represented by outstanding shares of Class B Common Stock, on the other hand.
Increase of Authorized Shares
The Penn Virginia Board (other than the Investor Directors, who recused themselves from such recommendation) is recommending the proposed increase in the number of authorized shares of capital stock as a component of the Articles of Incorporation Amendment Proposal in order to maintain, following the Recapitalization, the same number of authorized shares available for use in connection with potential future financings, strategic opportunities, acquisitions, employee benefit plans or for other corporate purposes as are currently available to the Company.
The Existing Articles of Incorporation provide for a total of 115,000,000 authorized shares, consisting of (i) 110,000,000 shares of Penn Virginia Common Stock and (ii) 5,000,000 shares of preferred stock, par value

$0.01 per share (“Preferred Stock”), of which 300,000 shares have been designated as Series A Preferred Stock. The A&R Articles will provide for a total of 145,000,000 authorized shares, consisting of (i) 110,000,000 shares of Class A Common Stock, (ii) 30,000,000 shares of Class B Common Stock and (iii) 5,000,000 shares of Preferred Stock, all of which will be undesignated.
The Penn Virginia Board (other than the Investor Directors, who recused themselves from such actions), in accordance with its good faith business judgment of the best interests of the Company, authorized, approved and adopted the A&R Articles of Incorporation and directed that the Articles of Incorporation Amendment Proposal be submitted for adoption and approval by shareholders at the Special Meeting. The Articles of Incorporation Amendment Proposal would not affect the par value of the existing Penn Virginia Common Stock or the Preferred Stock, nor would it affect the number of authorized shares of Preferred Stock. However, the existing designation of 300,000 shares of Series A Preferred Stock will be canceled and all 5,000,000 shares of authorized Preferred Stock will be available for future designation and issuance. Except for shares of Penn Virginia Common Stock that are reserved for issuance (including 967,174 shares reserved for issuance for outstanding equity awards, 3,385,270 shares reserved for issuance for future equity awards, and 22,548,998 reserved for issuance upon redemption or exchange of the Series Preferred A Stock, as of July 30, 2021) and the shares proposed to be issued in connection with the Integrated Mergers (up to 5,855,940), the Company has no commitments at this time for the issuance of additional shares of Penn Virginia Common Stock, but desires to position itself to do so when needs arise and market conditions warrant.
As of July 30, 2021, there were 15,312,273 shares of Penn Virginia Common Stock and 225,489.98 shares of Series A Preferred Stock issued and outstanding. If all of the outstanding shares of Series A Preferred Stock were exchanged for shares of Penn Virginia Common Stock and all 5,855,940 shares of Penn Virginia Common Stock were issued in connection with the Integrated Mergers, the Company would have 43,717,211 shares of Penn Virginia Common Stock issued and outstanding and 61,930,345 shares (excluding the 967,174 shares reserved for issuance for outstanding equity awards and the 3,385,270 shares reserved for issuance for future equity awards) available for future issuance.
If the A&R Articles of Incorporation did not increase the total number of authorized shares of capital stock and the current 110,000,000 authorized shares of Penn Virginia Common Stock were split between 80,000,000 authorized shares of Class A Common Stock and 30,000,000 authorized shares of Class B Common Stock under the A&R Articles of Incorporation, the Company would only have 31,930,345 shares of Class A Common Stock (excluding the 967,174 shares reserved for issuance for outstanding equity awards and the 3,385,270 shares reserved for issuance for future equity awards) available for future issuance following the Recapitalization and the consummation of the Integrated Mergers. As a result, the Company’s ability to use its equity for capital raising, acquisitions or other strategic purposes, should they arise and be deemed advisable, would be materially reduced following the Recapitalization unless the total number of authorized shares of capital stock are increased in connection with the authorization of 30,000,000 new shares of Class B Common Stock. If the Articles of Incorporation Amendment Proposal is approved by the Penn Virginia shareholders and the Recapitalization and Integrated Mergers are completed, 61,930,345 shares of Class A Common Stock would be issuable by the Company without any further action by the shareholders (excluding the 967,174 shares reserved for issuance for outstanding equity awards and the 3,385,270 shares reserved for issuance for future equity awards, and assuming the 22,548,998 shares of Class B Common Stock issued in the Recapitalization are exchanged for an equivalent number of shares of Class A Common Stock), which is the same number of shares of Penn Virginia Common Stock that would be available for such future issuances if the Recapitalization was not completed.
The Penn Virginia Board believes it is critically important for the Company to maintain its flexibility in accessing strategic opportunities. The proposed increase in authorized shares has been prompted by business and financial considerations in order to ensure that the Recapitalization does not inadvertently hinder the Company’s ability to pursue strategic opportunities, including in connection with potential future financings, acquisitions, employee benefit plans or for other corporate purposes. The proposed increase in authorized shares is not being presented to the Penn Virginia shareholders as a separate proposal because the Company is only seeking to increase the number of authorized shares if the Recapitalization is completed.
For the foregoing reasons, the Company believes that increasing the total number of shares of authorized capital stock is a necessary and appropriate component of the proposed Recapitalization in order ensure that both existing shareholder rights (as further discussed below) and the Company’s current ability to issue additional shares to, among other things, raise additional equity capital, are not adversely affected by the Recapitalization.

Effects of the Amendments on Penn Virginia Shareholders
The rights of holders of shares of Penn Virginia Common Stock under the Existing Articles of Incorporation will be substantially identical to the rights of holders of shares of Class A Common Stock under the A&R Articles of Incorporation, and rights of holders of shares of Series A Preferred Stock under the Existing Articles of Incorporation will be substantially identical to the rights of holders of shares of Class B Common Stock under the A&R Articles of Incorporation.
Subject to the approval of the Articles of Incorporation Amendment Proposal by the Penn Virginia shareholders, on or prior to the effectiveness of the A&R Articles of Incorporation, the Company expects to enter into the Exchange Agreement pursuant to which all of the then-outstanding shares of Series A Preferred Stock shall be exchanged for newly issued shares of Class B Common Stock at a ratio of one share of Class B Common Stock for each 1/100th of a share of Series A Preferred Stock.
The number of votes represented by the outstanding shares of Penn Virginia capital stock will be unaffected by the completion of the Recapitalization and the Class B Common Stock will not have superior voting rights to the Class A Common Stock. As of July 30, 2021, 225,489.98 of the 300,000 authorized shares of Series A Preferred Stock were outstanding, representing an aggregate of 22,548,998 votes on all matters to be voted on by the holders of Penn Virginia Common Stock. Assuming no changes to the number of outstanding shares of Series A Preferred Stock as of July 30, 2021, if the Articles of Incorporation Amendment Proposal is approved by the Penn Virginia shareholders, the Company expects to issue 22,548,998 shares of Class B Common Stock, representing an aggregate of 22,548,998 votes on all matters to be voted on by the holders of Penn Virginia Common Stock, to the existing holders of Series A Preferred Stock and to cancel all of the then-outstanding shares of Series A Preferred Stock. Further, if all of the currently authorized shares of Penn Virginia Common Stock and Series A Preferred Stock were issued and outstanding, the holders thereof would be entitled to a maximum of 140,000,000 votes on all matters submitted to Penn Virginia shareholders, generally, which is the same maximum number of votes the holders of shares Class A Common Stock and Class B Common Stock would be entitled to under the A&R Articles of Incorporation if all of authorized shares of each class were issued and outstanding.
Accordingly, the adoption of the A&R Articles of Incorporation and the consummation of the proposed Recapitalization would not have any dilutive effect on the proportionate voting power or other rights of existing Penn Virginia shareholders or the additional holders of Penn Virginia Common Stock following the effectiveness of the Integrated Mergers.
If the Articles of Incorporation Amendment Proposal is approved by the Penn Virginia shareholders and the Recapitalization and Integrated Mergers are completed, 61,930,345 shares of Class A Common Stock would be issuable by the Company without any further action by the shareholders (excluding the 967,174 shares reserved for issuance for outstanding equity awards, the 3,385,270 shares reserved for issuance for future equity awards and the 22,548,998 shares reserved for issuance upon the redemption or exchange of the Class B Common Stock), which is the same number of shares of Penn Virginia Common Stock that would be available for such future issuances if the Recapitalization was not completed. Any such shares of Class A Common Stock, if and when issued, would have the same rights and privileges as the currently outstanding shares of Penn Virginia Common Stock. The issuance of such authorized shares of Class A Common Stock may, among other things, have a dilutive effect on earnings per share and on the equity and voting power of existing holders of Penn Virginia Common Stock. Such dilution could also cause prevailing market prices for Penn Virginia’s Class A Common Stock to decline. However, the approval of the Articles of Incorporation Amendment Proposal will not increase the number of shares available for such issuances beyond those currently permitted under the Existing Articles of Incorporation.
Any future issuance of additional authorized shares of Class B Common Stock may also have similar dilutive effects to those described above. However, other than in connection with the Recapitalization, Penn Virginia does not currently intend to issue additional shares of Class B Common Stock and, commensurate with the terms of the Series A Preferred Stock, shares of Class B Common Stock may only be issued to and registered in the name of JSTX Holdings, LLC (“JSTX”), Rocky Creek Resources, LLC (“Rocky Creek”), their respective successors and permitted assigns.

Implementation of the Amendments
If the Articles of Incorporation Amendment Proposal is approved, we will file the A&R Articles of Incorporation with the SCC as soon as practicable thereafter to amend and restate Penn Virginia’s Existing Articles of Incorporation to reflect the amendments contemplated by the Articles of Incorporation Amendment Proposal and to effect the Recapitalization. However, if both the Share Issuance Proposal and the Articles of Incorporation Amendment Proposal are approved by the Penn Virginia shareholders, we will not complete the Recapitalization until after the closing of the Integrated Mergers.
The A&R Articles of Incorporation will become effective following their filing with the SCC and upon the SCC’s issuance of a certificate of amendment or certificate of restatement, as the case may be, in respect thereof. In connection with the filing of the A&R Articles of Incorporation with the SCC and the consummation of the Recapitalization, the Company will amend and restate (i) the Amended and Restated Agreement of Limited Partnership of PV Energy Holdings (as it shall be further amended and restated, the “A&R Partnership Agreement”), and (ii) that certain Investor and Registration Rights Agreement, dated January 15, 2021, by and among the Company and the other parties thereto (as it shall be amended and restated, the “A&R IRRA”), in each case to effect the replacement of the Series A Preferred Stock in our up-C structure with the newly created Class B Common Stock such that the holders of Class B Common Stock shall have a voting interest in the Company that is commensurate with such holders’ current voting interest through ownership of the Series A Preferred Stock and such holders’ economic interest in PV Energy Holdings.
If the shareholders fail to approve the Articles of Incorporation Amendment Proposal, we will not file the A&R Articles of Incorporation with the SCC, the amendments contemplated by the Articles of Incorporation Amendment Proposal will not become effective and the Recapitalization will not be consummated.
A&R Articles of Incorporation
The following description of the proposed A&R Articles of Incorporation is a summary, and is qualified by and subject to the full text of such proposed A&R Articles of Incorporation, the form of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex E.
Authorized Capital Stock
Pursuant to the A&R Articles of Incorporation, Penn Virginia shall have the authority to issue 145,000,000 shares of capital stock, consisting of (i) 110,000,000 shares of Class A Common Stock, (ii) 30,000,000 shares of Class B Common Stock (together with the Class A Common Stock, “Common Stock”) and (iii) 5,000,000 shares of Preferred Stock.
Shares of the Class B Common Stock may be issued only to, and registered in the name of, JSTX and Rocky Creek, and their respective successors and permitted assigns (collectively, the “Permitted Class B Owners”) in accordance with the A&R Articles of Incorporation.
The Company will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of issuance upon redemption or exchange of the Common Units for Class A Common Stock pursuant to the A&R Partnership Agreement, such number of shares of Class A Common Stock that shall be issuable upon any such redemption or exchange pursuant to the A&R Partnership Agreement.
Removal of Designation Series A Preferred Stock
The A&R Articles of Incorporation shall eliminate the designation of 300,000 shares of Preferred Stock as “Series A Preferred Stock,” and the full 5,000,000 shares of Preferred Stock authorized by the A&R Articles of Incorporation shall be undesignated and available for issuance by Penn Virginia.
Voting Rights
Except as otherwise required by law or the A&R Articles of Incorporation:
•	Each holder of Common Stock shall be entitled to one (1) vote for each share of Common Stock held of record by such holder.

•
The holders of record of Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters on which holders of the Common Stock are entitled to vote (and, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock), provided, however, that:

•
the Investor Directors designated by the Permitted Class B Owners (as described below) will be elected by holders of a majority of the shares of Class B Common Stock voting as a separate class and to the exclusion of the Class A Common Stock or any other class or series of capital stock of the Company; and

•
the holders of shares of Class A Common Stock shall not be entitled to vote on any amendment to the A&R Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock or other class of Common Stock (including the Class B Common Stock) if the holders of such affected series or class, as the case may be, are entitled, either separately or together with the holders of one or more other such series or class, to vote thereon pursuant to the A&R Articles of Incorporation or pursuant to the VSCA, provided that such amendment does not alter or change the designations, powers, preferences or rights of the shares of Class A Common Stock so as to affect them adversely.

•
For so long as any shares of Class B Common Stock remain outstanding, Penn Virginia may not, without the prior vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of the A&R Articles of Incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would adversely alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B Common Stock.

Dividends
Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock with respect to the payment of dividends in cash, stock or property of the Company, such dividends may be declared and paid on the Class A Common Stock out of the assets of the Company that are by law available therefor at such times and in such amounts as the Penn Virginia Board in its discretion shall determine.
Dividends shall not be declared or paid on the Class B Common Stock and the Class B Common Stock shall otherwise be non-economic interests in the Company in all respects.
Board Representation
For so long as the Permitted Class B Owners have the right to redeem or exchange Common Units for Class A Common Stock pursuant to the A&R Partnership Agreement, holders of a majority of the total number of outstanding shares of Class B Common Stock shall designate to the Penn Virginia Board the following number of directors:
•
up to five directors (who may all be Investor Affiliated Directors) until such time as the number of shares of Common Stock then held by the Permitted Class B Owners (such sum, the “Total Class B Ownership”) is less than or equal to 50% of the number of shares of Common Stock then outstanding (such sum, the “Total Shares”);

•	up to four directors (who may all be Investor Affiliated Directors) until such time as the Total Class B Ownership continuously held is less than 40% of the Total Shares;
•	up to three directors (who may all be Investor Affiliated Directors) until such time as the Total Class B Ownership continuously held is less than 30% of the Total Shares;
•	up to two directors (who may all be Investor Affiliated Directors) until such time as the Total Class B Ownership continuously held is less than 20% of the Total Shares; and
•	one director (who may be an Investor Affiliated Director) until such time as the Total Class B Ownership continuously held is less than 10% of the Total Shares.
For so long as the Permitted Class B Owners have the right to designate any directors, the size of the Penn Virginia Board shall not be decreased in a manner that would limit the above listed designation rights. Upon the occurrence of the above step-downs, such directors designated by the Permitted Class B Owners in excess of the entitled number of designations shall promptly resign from the Penn Virginia Board, the size of the Penn Virginia Board shall automatically be reduced as applicable and any right to designate such directors shall automatically terminate.
Transfer of Class B Common Stock
A holder of Class B Common Stock may transfer shares of Class B Common Stock to any transferee (other than the Company) only if, and only to the extent, (i) such transfer would be permitted by the A&R Partnership Agreement and (ii) such holder also simultaneously transfers one Common Unit for each share of Class B Common Stock transferred to such transferee in compliance with the A&R Partnership Agreement. Any purported transfer of shares of Class B Common Stock in violation of the A&R Articles of Incorporation shall be null and void and shall not be recognized by the Company’s transfer agent.
The Penn Virginia Board may (with the approval of a majority of directors not affiliated with the Permitted Class B Owners, if the Total Class B Ownership continuously held by the Permitted Class B Owners has fallen below 50% of the Total Shares, and to the extent permitted by law) from time to time establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures regarding any transfer or acquisition of shares of Class B Common Stock that are consistent with the provisions of the A&R Articles of Incorporation.
Conversion; Redemption; Cancellation of Class B Common Stock
The Class B Common Stock is not convertible into any other security of the Company.
The A&R Articles of Incorporation provide that whenever a Permitted Class B Owner exercises its right pursuant to the A&R Partnership Agreement to have its Common Units redeemed by the Partnership, then simultaneously with the payment of the consideration due under the A&R Partnership Agreement to such Permitted Class B Owner, the Company will cancel for no consideration a number of shares of Class B Common Stock held by such Permitted Class B Owner equal to the number of Common Units redeemed or exchanged.
In the event that no Permitted Class B Owner owns any Common Units that are redeemable or exchangeable pursuant to the A&R Partnership Agreement, then all shares of Class B Common Stock will be cancelled for no consideration and such shares shall not be re-issued by the Company.
Liquidation, Dissolution or Winding Up
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of the Class B Common Stock shall be entitled to receive, out of the assets of the Company or proceeds thereof available for distribution to shareholders of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of Class A Common Stock of the Company and any other stock of the Company ranking junior to the Class B Common Stock as to such distribution, payment in full in an amount equal to $0.0001 per share of Class B Common Stock. To the extent a holder owns a number of shares of Class B Common Stock that is not an integer multiple of 100 shares, the number of shares of Class B Common Stock, such holder’s number of shares of Class B Common Stock will be rounded up to the next integer multiple of 100 shares, solely for purposes of the aforementioned distribution.
Subject to applicable law and except for the aforementioned distribution, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (i) the holders of shares of Common Stock (other than holders of shares of Class B Common Stock) shall be entitled to share equally, on a per share basis, in the assets thereof that may be available for distribution after satisfaction of creditors and of the preferences of shares of Preferred Stock and (ii) the holders of shares of Class B Common Stock shall not be entitled to receive any assets of the Company.
Required Vote of Shareholders
The Articles of Incorporation Amendment Proposal is unrelated to the Integrated Mergers, and approval of the Articles of Incorporation Amendment Proposal is not a condition to the completion of the Integrated Mergers or the approval of the Share Issuance Proposal.

Approval of the Articles of Incorporation Amendment Proposal requires the affirmative vote of more than 66 2/3% of the voting power of outstanding shares entitled to vote. An abstention, a shareholder’s failure to vote by proxy or to vote online at the Special Meeting and a broker non-vote will have the effect of a vote “against” the Articles of Incorporation Amendment Proposal.
THE PENN VIRGINIA BOARD OF DIRECTORS (OTHER THAN THE INVESTOR DIRECTORS, WHO RECUSED THEMSELVES FROM SUCH RECOMMENDATION) UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ARTICLES OF INCORPORATION AMENDMENT PROPOSAL.

PENN VIRGINIA PROPOSAL 3—THE ADJOURNMENT PROPOSAL
Overview
Pursuant to the Merger Agreement, the shareholders are being asked to vote on a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Share Issuance Proposal. The Adjournment Proposal will only be presented to shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Share Issuance Proposal.
The Special Meeting may be adjourned to another time and place, including, if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the Share Issuance Proposal or to ensure that any supplement or amendment to this proxy statement/consent solicitation statement/prospectus is timely provided to Penn Virginia shareholders.
Penn Virginia is asking its shareholders to authorize the holder of any proxy solicited by the Penn Virginia Board to vote in favor of any adjournment of the Special Meeting to solicit additional proxies if there are not sufficient votes to approve the Share Issuance Proposal or to ensure that any supplement or amendment to this proxy statement/consent solicitation statement/prospectus is timely provided to Penn Virginia shareholders.
Required Vote of Shareholders
The vote on the Adjournment Proposal is a vote separate and apart from the vote to approve the Share Issuance Proposal. Accordingly, a Penn Virginia shareholder may vote to approve the Share Issuance Proposal and vote not to approve the Adjournment Proposal, and vice versa.
Approval of the Adjournment Proposal requires the affirmative vote of a majority in voting power of the outstanding shares of capital stock present in person or by proxy at the Special Meeting and entitled to vote thereat. Abstentions are counted as a vote “against” the Adjournment Proposal. A shareholder’s failure to vote by proxy or to vote online at the Special Meeting and a broker non-vote will have no effect on the Adjournment Proposal. Regardless of whether a quorum is present at the Special Meeting, the chairman of the meeting may also adjourn the Special Meeting.
THE PENN VIRGINIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

LONESTAR CONSENT SOLICITATION
Consents
The Lonestar Board is providing these consent solicitation materials to the stockholders of Lonestar. Lonestar stockholders are being asked to consent to the Lonestar Merger Proposal and the Lonestar Compensation Proposal, by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.
Shares Entitled to Consent and Consent Required
Only Lonestar stockholders of record at the close of business on    , 2021, will be notified of and be entitled to execute and deliver a written consent. As of the Lonestar record date, only shares of Lonestar Common Stock are eligible to consent with respect to the adoption of the Merger Agreement. Under the Lonestar certificate of incorporation and the DGCL, each holder of Lonestar Common Stock is entitled to one vote for each share of Lonestar Common Stock held as of the Lonestar record date.
Approval of the Lonestar Merger Proposal requires the consent of the holders of a majority of the outstanding shares of Lonestar Common Stock entitled to vote thereon. As of the Lonestar record date. As of the Lonestar record date, there were     shares of Lonestar Common Stock outstanding and entitled to consent with respect to the approval and adoption of the Merger Agreement, and directors and officers of Lonestar and their affiliates owned and were entitled to consent with respect to     shares of Lonestar Common Stock, representing approximately % of the shares of Lonestar Common Stock outstanding on that date.
Subsequent to the execution of the Merger Agreement, the Lonestar Supporting Stockholders entered into the Lonestar Support Agreements pursuant to which the Lonestar Supporting Stockholders agreed, among other things, to vote all shares of Lonestar Common Stock beneficially owned by such stockholders (i) in favor of the adoption of the Merger Agreement, (ii) against any Acquisition Proposal with respect to Lonestar and (iii) against any amendment of Lonestar’s certificate of incorporation or bylaws or other proposal that would delay, impede, frustrate, prevent or nullify the Integrated Mergers or Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of Lonestar. As of    , 2021, the Lonestar Supporting Stockholders held approximately 80% of the outstanding shares of Lonestar Common Stock. As a result, the delivery of Lonestar Stockholder Written Consents by the Lonestar Supporting Stockholders will constitute receipt of the requisite approval to adopt and approve the Merger Agreement. Therefore, Lonestar expects to receive a number of consents sufficient to constitute the adoption and approval of the Merger Agreement by the requisite majority of Lonestar stockholders. For additional information, see “The Merger Agreement—Lonestar Support Agreements.”
Submission of Consents
You may consent to the adoption and approval of the Merger Agreement with respect to your shares of Lonestar Common Stock by completing and signing the written consent furnished with this proxy statement/consent solicitation statement/prospectus and returning it to Lonestar by the Lonestar Written Consent Deadline.
If you were a holder of record of Lonestar Common Stock (meaning your shares of Lonestar Common Stock are registered in your name with Lonestar’s transfer agent, Computershare, Inc.) on    , 2021, the record date for holders of Lonestar Common Stock being asked to execute written consents, and you wish to return your written consent, please complete, date and sign the written consent furnished with this proxy statement/consent solicitation statement/prospectus and promptly return it to Lonestar by emailing a .pdf copy to Chase Booth, Secretary of Lonestar, at cbooth@lonestarresources.com.
If you hold your shares in an account at a bank, broker or other nominee, please follow the instructions from your bank, broker or other nominee as to how to return your Lonestar written consent. The delivery of written consents from the Lonestar Supporting Stockholders pursuant to the Lonestar Support Agreements will constitute receipt by Lonestar of the requisite approval to adopt and approve the Merger Agreement, and a failure of any other Lonestar stockholder to deliver a written consent is not expected to have any effect on the approval of the Merger Agreement.
Executing Consents; Revocation of Consents
You may execute a written consent to approve the Lonestar Merger Proposal (which is equivalent to a vote FOR the approval of the Lonestar Merger Proposal) or withhold consent, or abstain from consenting with respect to, the approval of the Lonestar Merger Proposal (which is equivalent to a vote AGAINST the approval of the Lonestar Merger Proposal). If you do not return your written consent, it will have the same effect as a vote against the approval of the Lonestar Merger Proposal. If you are a Lonestar stockholder as of the close of business on the Lonestar record date and you return a signed written consent without indicating your decision on the approval of the Lonestar Merger Proposal, you will have given your consent to approve the Lonestar Merger Proposal.
Your consent to approve the Lonestar Merger Proposal may be changed or revoked at any time before the Lonestar Written Consent Deadline; however, such change or revocation is not expected to have any effect, as the delivery of the written consents from the written consent parties pursuant to the Lonestar Support Agreements will constitute receipt by Lonestar of the requisite approval to approve the Lonestar Merger Proposal. If you wish to change or revoke a previously given consent before the Lonestar Written Consent Deadline, at cbooth@lonestarresources.com, or by delivering a new written consent with a later date.
Recommendation of the Lonestar Board of Directors
The Lonestar Board recommends that Lonestar stockholders “CONSENT” to the approval of the Lonestar Merger Proposal and “CONSENT” to the approval of the Lonestar Compensation Proposal by executing and returning the written consent furnished with this proxy statement/consent solicitation statement/prospectus. See “The Integrated Mergers—Recommendation of the Lonestar Board and its Reasons for the Integrated Mergers” beginning on page 4 of this proxy statement/consent solicitation statement/prospectus.

LONESTAR PROPOSAL 1—THE LONESTAR MERGER PROPOSAL
Overview
Lonestar stockholders are being asked to adopt and approve the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus, pursuant to which Penn Virginia has agreed to acquire Lonestar. In the event the Lonestar Merger Proposal is not approved by Lonestar stockholders, the Integrated Mergers will not be completed. In the event the Lonestar Merger Proposal is approved by Lonestar stockholders, but the Merger Agreement is terminated prior to the closing of the Integrated Mergers, the Integrated Mergers will not be completed.
Required Vote of Stockholders
Approval of the Lonestar Merger Proposal requires the consent of the holders of a majority of the outstanding shares of Lonestar Common Stock entitled to vote thereon. Abstentions and broker non-votes will have the same effect as consents marked “WITHHOLD CONSENT” as to the Lonestar Merger Proposal.
IF YOU ARE A LONESTAR STOCKHOLDER, THE LONESTAR BOARD UNANIMOUSLY RECOMMENDS THAT YOU “CONSENT” TO THE LONESTAR MERGER PROPOSAL.

LONESTAR PROPOSAL 2—THE LONESTAR COMPENSATION PROPOSAL
Overview
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Lonestar is seeking, on a non-binding, advisory basis, stockholder approval of the compensation of Lonestar’s named executive officers that is based on or otherwise relates to the Integrated Mergers, as disclosed in the section of this proxy statement/consent solicitation statement/prospectus titled “The Integrated Mergers—Interests of Lonestar Directors and Executive Officers in the Integrated Mergers—Quantification of Potential Payments and Benefits to Lonestar’s Named Executive Officers.” The proposal gives Lonestar stockholders the opportunity to express their views on the merger-related compensation of Lonestar’s named executive officers.
Accordingly, the Lonestar Board unanimously recommends that Lonestar stockholders “CONSENT” to the adoption of the following resolution, on a non-binding, on a non-binding, advisory basis:
“RESOLVED, that the compensation that will or may be paid to Lonestar’s named executive officers in connection with the Integrated Mergers, and the agreements or understandings pursuant to which such compensation will or may be paid, in each case, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Integrated Mergers—Interests of Lonestar’s Directors and Executive Officers in the Integrated Mergers” of the proxy statement/consent solicitation statement/prospectus, dated    , 2021, which is part of the Registration Statement on Form S-4 (No. 333-   ) of Penn Virginia are hereby APPROVED.”
Required Vote of Stockholders
The vote on the Lonestar Compensation Proposal is a vote separate and apart from the vote on the Lonestar Merger Proposal. Accordingly, Lonestar stockholders may vote to approve the Lonestar Merger Proposal and vote not to approve the Lonestar Compensation Proposal, and vice versa. If the Integrated Mergers are completed, the merger-related compensation may be paid to Lonestar’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if the Lonestar stockholders fail to approve the Lonestar Compensation Proposal.
Approval of the Lonestar Compensation Proposal requires the consent of the holders of a majority of a majority of the outstanding shares of Lonestar Common Stock entitled to vote thereon. Abstentions and broker non-votes will have the same effect as consents marked “WITHHOLD CONSENT” as to the Lonestar Compensation Proposal.
IF YOU ARE A LONESTAR STOCKHOLDER, THE LONESTAR BOARD UNANIMOUSLY RECOMMENDS THAT YOU “CONSENT” TO THE LONESTAR COMPENSATION PROPOSAL.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
On July 10, 2021, Penn Virginia entered into the Merger Agreement with Lonestar under which Penn Virginia will acquire Lonestar in an all-stock transaction. Under the terms of the Merger Agreement, each share of Lonestar Common Stock issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive 0.51 fully paid and nonassessable shares of Penn Virginia Common Stock. The Integrated Mergers are expected to close in the calendar year 2021, subject to the satisfaction of customary closing conditions, including obtaining the requisite shareholder and regulatory approvals. Upon completion of the transaction, Penn Virginia shareholders will own approximately 87% of the combined company, and Lonestar shareholders will own approximately 13% of the combined company.
In addition, on August 10, 2021, Penn Virginia’s indirect, wholly-owned subsidiary Penn Virginia Escrow LLC (the “Escrow Issuer”) closed an offering of $400 million aggregate principal amount of its 9.25% senior unsecured notes due 2026 (the “9.25% Senior Notes”). The 9.25% Senior Notes were initially sold at 99.018% of par. The gross proceeds of the offering and other funds were deposited in an escrow account pending satisfaction of certain conditions, including the expected consummation of the Integrated Mergers on or prior to November 26, 2021. Upon satisfaction of the escrow release conditions, Penn Virginia Holdings, LLC (“Holdings”) will assume the obligations under the 9.25% Senior Notes, the Escrow Issuer will be merged with and into Holdings (with Holdings as the surviving entity), the 9.25% Senior Notes are guaranteed by the subsidiaries of Holdings that guarantee its reserve-based revolving Credit Facility, and the escrowed proceeds relating to the offering of the 9.25% Senior Notes will be released. Upon the release of the funds from escrow, Penn Virginia intends to use the proceeds from the 9.25% Senior Notes to repay and discharge the long-term debt of Lonestar and to use the remainder, along with cash on hand, to repay its Second Lien Facility loan in full and pay related expenses.
On November 30, 2020, Lonestar successfully consummated its Plan of Reorganization (solely for purposes of this section, the “Lonestar Plan”) and emerged from bankruptcy under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”). Refer to Note 6 for information regarding Lonestar’s reorganization (the “Lonestar Reorganization”).
The unaudited pro forma combined financial statements have been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” which was adopted in May 2020 and became effective on January 1, 2021. The pro forma adjustments include (i) transaction accounting adjustments, which reflect the application of required accounting for the Integrated Mergers, (ii) reclassification adjustments to align to Penn Virginia’s accounting policy and financial statement presentation, which include the application of converting Lonestar from the successful efforts method of accounting for its oil and gas properties to the full cost method and (iii) management adjustments, which depict anticipated synergies of the Integrated Mergers.
The accompanying unaudited pro forma condensed combined balance sheet, pro forma condensed combined statement of operations, and explanatory notes reflect the Integrated Mergers and the Lonestar Reorganization as follows:
•
The unaudited pro forma condensed combined balance sheet of Penn Virginia as of June 30, 2021 includes the effects of the Integrated Mergers as if they had occurred on June 30, 2021. No pro forma adjustments were made for the Lonestar Reorganization because the transaction was fully reflected in the historical balance sheet as of June 30, 2021.

•
The unaudited pro forma condensed combined statement of operations of Penn Virginia for the six months ended June 30, 2021 includes the effects of the Integrated Mergers as if the transaction had occurred on January 1, 2020. No pro forma adjustments were made for the Lonestar Reorganization because the transaction was fully reflected in the historical statements of operations of Lonestar for the six months ended June 30, 2021.

•
The unaudited pro forma condensed combined statement of operations of Penn Virginia for the twelve months ended December 31, 2020 includes the effects of the Integrated Mergers and Lonestar Reorganization as if they had occurred on January 1, 2020. Refer to Note 6 regarding Lonestar’s Reorganization, the results of which are included on an as adjusted basis in the unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2020.

The following unaudited pro forma combined financial information of Penn Virginia reflects the impact of the following transactions on the historical financial statements of Penn Virginia:
•
Integrated Mergers: On July 10, 2021, Penn Virginia entered into the Merger Agreement to acquire Lonestar through a series of mergers, which we refer to as the Integrated Mergers. The Integrated Mergers are expected to close in the calendar year 2021.

•	Lonestar Reorganization: On November 30, 2020, Lonestar successfully consummated the Lonestar Plan and emerged from bankruptcy under Chapter 11.
The acquisition method of accounting requires fair values be estimated and determined for the merger consideration, as well as the assets acquired and liabilities assumed by Penn Virginia upon completing the Integrated Mergers. As of the date of this proxy statement/consent solicitation statement/prospectus, Penn Virginia has used currently available information to determine preliminary fair value estimates for the merger consideration and its allocation to the Lonestar assets acquired and liabilities assumed. Until the Integrated Mergers are completed, Penn Virginia and Lonestar are limited in their ability to share certain information. Therefore, Penn Virginia estimated the fair value of Lonestar’s assets and liabilities based on reviews of Lonestar’s SEC filings, preliminary valuation studies, allowed discussions with Lonestar’s management and other due diligence procedures. The assumptions and estimates used to make the preliminary pro forma adjustments are described in the notes accompanying the pro forma combined financial statements.
Upon completing the Integrated Mergers, Penn Virginia will determine the value of the merger consideration using the closing price of the Penn Virginia Common Stock and the number of shares of Lonestar Common Stock outstanding on the closing date of the Integrated Mergers. Additionally, after completing the Integrated Mergers, Penn Virginia will identify the Lonestar assets acquired and liabilities assumed and make final determinations of their fair values using relevant information available at that time. As a result of the foregoing, the pro forma adjustments with respect to the Integrated Mergers are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. Any increases or decreases in the merger consideration and the fair value of assets acquired and liabilities assumed upon completion of the final valuations may be materially different from the information presented in the pro forma combined financial statements.
The pro forma combined financial statements do not necessarily reflect what Penn Virginia’s financial condition or results of operations would have been had the Integrated Mergers and Lonestar Reorganization occurred on the dates indicated. The pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of Penn Virginia. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
The pro forma combined financial statements do not represent what the actual consolidated results of operations or the consolidated financial position of Penn Virginia would have been had Lonestar emerged from bankruptcy and the Integrated Mergers occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The assumptions underlying the pro forma adjustments are described in the accompanying notes to these unaudited pro forma condensed combined financial statements. Adjustments are based on available information and certain assumptions that Penn Virginia believes are reasonable and supportable. The pro forma combined financial statements also give effect to certain costs savings anticipated to be realized resulting from the Integrated Mergers based on reasonable assumptions made by Penn Virginia. The pro forma combined financial statements do not reflect the proposed exchange of the Penn Virginia Series A Preferred Common Stock for Class B Common Stock as described under the Articles of Amendment Proposal.
The pro forma financial information should be read in conjunction with the following:
•	The consolidated financial statements and notes thereto included in Penn Virginia’s and Lonestar’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2020; and
•	The condensed consolidated financial statements and notes thereto included in Penn Virginia’s and Lonestar’s Quarterly Reports on Form 10-Q for the quarter ended June 30, 2021.

PENN VIRGINIA CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2021
(in thousands)
	Historical
	Penn Virginia	Lonestar Successor	Transaction Accounting Adjustments		Reclassification Adjustments		Pro Forma Combined
Assets:
Current Assets
Cash and cash equivalents	$49,694	$18,788	$(16,013)	(e)	$—		$52,469
Restricted Cash	—	2,157	—		—		2,157
Accounts receivable, net of allowance for credit losses	79,605	20,256	—		—		99,861
Derivative assets	6,025	—	—		—		6,025
Prepaid and other current assets	12,760	1,710	—		—		14,470
Total Current Assets	148,084	42,911	(16,013)		—		174,982

Property and equipment, net (full cost method)	833,723		31,376	(a)	393,306	(a)	1,258,405
Property and equipment, net (successful efforts method)	—	393,306	—		(393,306)	(a)	—
Derivative assets	2,693	—	—		—		2,693
Accounts receivable	—	6,256	—		—		6,256
Other non-current assets	5,378	4,232	(3,794)	(b)	—		5,816
TOTAL ASSETS	$989,878	$446,705	$11,569		$—		$1,448,152

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$133,151	$49,476	$20,000	(d)	$—		$202,627
Derivative liabilities	64,346	43,539	—		—		107,885
Current maturities of long-term debt	7,500	22,157	(27,500)	(e)	—		2,157
Total current liabilities	204,997	115,172	(7,500)		—		312,669

Other liabilities	8,286	—	—		3,707	(f)	11,993
Deferred income taxes	458	—	—		—		458
Derivative liabilities	21,425	15,539	—		—		36,964
Long-term debt, net	372,049	243,199	18,823	(e)	—		634,071
Asset retirement obligation	—	3,707	—		(3,707)	(f)	—
TOTAL LIABILITIES	607,215	377,617	11,323		—		996,155

Shareholders’ equity
Preferred Stock	2	—	—		—		2
Common Stock	153	10	49	(c)	—		212
Paid-In Capital	156,086	93,933	6,472	(c)	—		256,491
Retained earnings	(1,173)	(24,855)	(6,402)	(c), (d) & (b)	—		(32,430)
Accumulated other comprehensive loss	(129)	—	—		—		(129)
Total shareholders’ equity	154,939	69,088	119		—		224,146
Non-controlling interest	227,724	—	127	(g)	—		227,851
Total equity	382,663	69,088	246		—		451,997
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$989,878	$446,705	$11,569		$—		$1,448,152
See accompanying notes to unaudited pro forma combined financial statements.

PENN VIRGINIA CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2021
(in thousands, except per share data)
	Historical
	Penn Virginia	Lonestar Successor	Transaction Accounting Adjustments		Reclassification Adjustments	Management Adjustments		Pro Forma Combined
Revenues and other
Crude oil	$198,227	$64,234	$—		$—	$—		$262,461
Natural gas liquids	7,950	9,239	—		—	—		17,189
Natural gas	5,920	12,365	—		—	—		18,285
Other operating income, net	1,157	—	—		—	—		1,157
Total revenues and other	213,254	85,838	—		—	—		299,092

Operating expenses
Lease operating	18,553	8,379	—		—	(1,500)	(d)	25,432
Gathering, processing and transportation	9,847	3,062	—		—	—		12,909
Production and ad valorem taxes	12,234	4,917	—		—	(500)	(d)	16,651
General and administrative	20,162	9,939	—		—	(3,000)	(d)	27,101
Depreciation, depletion and amortization	52,679	11,169	10,917	(a)	—	—		74,765
Impairments of oil and gas properties	1,811	—	—		—	—		1,811
Other (income) expense	—	(138)	—		—	—		(138)
Total operating expenses	115,286	37,328	10,917		—	(5,000)		158,531
Operating income (loss)	97,968	48,510	(10,917)		—	5,000		140,561
Other income (expense)
Interest expense, net of amounts capitalized	(10,700)	(8,430)	(3,792)	(b)	—	—		(22,922)
Derivatives	(98,595)	(64,059)	—		—	—		(162,654)
Other, net	(1,237)	—	—		—	—		(1,237)
Income (loss) before income taxes	(12,564)	(23,979)	(14,709)		—	5,000		(46,252)
Income tax (expense) benefit	139	(160)	—	(c)	—	—	(c)	(21)
Net income (loss)	(12,425)	(24,139)	(14,709)		—	5,000		(46,273)

Net (income) loss attributable to Noncontrolling interest	1,898	—	5,994	(e)	—	(2,037)	(e)	5,855
Net income (loss) attributable to common shareholders	$(10,527)	$(24,139)	$(8,715)		$—	$2,963		$(40,418)
Weighted average shares outstanding, basic and diluted	15,287	10,047						21,143
Basic and diluted net loss per common share	$(0.69)	$(2.40)						$(1.91)
See accompanying notes to unaudited pro forma combined financial statements.

PENN VIRGINIA CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except per share data)
	Historical
	Penn Virginia	Lonestar, As Adjusted(1)	Transaction Accounting Adjustments		Reclassification Adjustments		Management Adjustments		Pro Forma Combined
Revenue
Crude oil	$251,741	$88,356	$—		$—		$—		$340,097
Natural gas liquids	8,948	11,065	—		—		—		20,013
Natural gas	10,103	16,806	—		—		—		26,909
Gain (loss) on sales of assets, net	18	—	—		—		—		18
Other operating income, net	2,458	—	—		—		—		2,458
Total revenues and other	273,268	116,227	—		—		—		389,495
Operating expenses
Lease operating	37,463	21,853	—		—		(3,000)	(d)	56,316
Gathering, processing and transportation	22,050	6,643	—		—		—		28,693
Production and ad valorem taxes	16,619	7,175	—		—		(1,000)	(d)	22,794
General and administrative	33,789	31,749	—		—		(6,000)	(d)	59,538
Depreciation, depletion, and amortization	140,673	25,521	28,850	(a)	—		—		195,044
Impairments of oil and gas properties	391,849	—	—		—		—		391,849
Loss on sale of oil and gas properties	—	1,337	—		(1,337)	(a)	—		—
Acquisition costs and other	—	584	—		—		—		584
Total operating expenses	642,443	94,862	28,850		(1,337)		(10,000)		754,818
Operating income (loss)	(369,175)	21,365	(28,850)		1,337		10,000		(365,323)
Other income (expense)
Interest expense, net of amounts capitalized	(31,257)	(17,249)	(2,867)	(b)	—		—		(51,373)
Derivatives	88,422	62,956	—		—		—		151,378
Other, net	(850)	—	—		—		—		(850)
Income (loss) before income taxes	(312,860)	67,072	(31,717)		1,337		10,000		(266,168)
Income tax (expense) benefit	2,303	3,749	—	(c)	—		—		6,052
Net income (loss)	(310,557)	70,821	(31,717)		1,337		10,000		(260,116)
Net income (loss) attributable to common shareholders	$(310,557)	$70,821	$(31,717)		$1,337		$10,000		$(260,116)

Weighted average shares outstanding, basic and diluted	15,176	10,000							21,032
Basic and diluted net income (loss) per common share	$(20.46)	$3.17							$(12.37)
(1)
Lonestar, As Adjusted represents the adjusted Lonestar historical financial information derived from the pro forma unaudited condensed consolidated statement of Operations for December 31, 2020. Refer to Note 6 for additional information regarding the Lonestar Reorganization.

See accompanying notes to unaudited pro forma combined financial statements.

Notes to Unaudited Pro Forma Combined Financial Statements
1. Basis of Presentation
The historical financial information of Penn Virginia and Lonestar were derived from each respective company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, and Annual Report on Form 10-K the year ended December 31, 2020. Certain of Lonestar’s historical amounts have been reclassified to conform to Penn Virginia’s financial statement presentation. These pro forma combined financial statements should be read in conjunction with the historical financial statements and related notes thereto of Penn Virginia and Lonestar.
The unaudited pro forma combined balance sheet as of June 30, 2021 (referred to as the “Unaudited Pro Forma Balance Sheet”) has been prepared assuming the Integrated Mergers had been completed on June 30, 2021.
The unaudited pro forma combined statements of operations for the twelve months ended December 31, 2020 as well as the six months ended June 30, 2021 (collectively referred to as the “Unaudited Pro Forma Statements of Operations”) have been prepared assuming the Integrated Mergers had been completed on January 1, 2020.
The assumptions underlying the pro forma adjustments are described in the accompanying notes to these unaudited pro forma condensed combined financial statements. Adjustments are based on available information and certain assumptions that Penn Virginia believes are reasonable and supportable. The pro forma financial information also gives effect to certain costs savings anticipated to be realized resulting from the Integrated Mergers based on reasonable assumptions made by Penn Virginia. The pro forma financial information does not represent what the actual consolidated results of operations or the consolidated financial position of Penn Virginia would have been had Lonestar emerged from bankruptcy and the Integrated Mergers occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.
Penn Virginia management has identified that Lonestar accounts for their oil and gas properties under the Successful Efforts Method of accounting while Penn Virginia applies the Full Cost Method of accounting. The properties will be converted to the Full Cost Method of accounting upon consummation of the Integrated Mergers and application of acquisition accounting.
2. Consideration and Preliminary Purchase Price Allocation
Preliminary purchase price consideration
The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth therein, Merger Sub Inc., a wholly-owned, direct subsidiary of Penn Virginia, will merge with and into Lonestar, which we refer to as the First Merger, with Lonestar continuing as the Surviving Corporation in the First Merger, and immediately following the First Merger, the Surviving Corporation will merge with and into Merger Sub LLC, a wholly-owned, direct subsidiary of Penn Virginia, which we refer to as the Second Merger and, together with the First Merger, the Integrated Mergers), with Merger Sub LLC continuing as the surviving entity in the Second Merger (the “Surviving Company”).
Under terms of the Merger Agreement, each share of Lonestar Common Stock issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive 0.51 fully paid and nonassessable shares of Penn Virginia Common Stock. Cash will be paid in lieu of any fractional shares of Penn Virginia Common Stock that otherwise would have been issued to any Lonestar stockholder in the First Merger. Any shares of Lonestar Common Stock held by Penn Virginia, Merger Sub Inc. or Lonestar immediately prior to the Effective Time will be canceled and retired for no consideration and will cease to exist.

In total, it is estimated that approximately 5.9 million shares of Lonestar Common Stock will be exchanged in connection with the Integrated Mergers with an estimated value of $17.16 per share, resulting in an aggregate consideration paid by Penn Virginia of $100.5 million. The following table presents the calculation of the preliminary purchase price consideration (in thousands, except ratios and per unit prices):
	Lonestar Units Outstanding as of June 30, 2021	Exchange Ratio	Penn Virginia Converted Shares	Per Share Price(1)	Preliminary Purchase Price Consideration
Lonestar Common Stock Outstanding	10,107	0.51	5,155	$17.16	$88,432
Lonestar Tranche 1 Warrants Outstanding	556	0.51	283	$17.16	$4,861
Lonestar Equity-Based Awards	820	0.51	418	$17.16	$7,171
Total	11,483		5,856		$100,464
(1)	Based on Penn Virginia’s 15-day volume-weighted average share price (“VWAP”) as of August 6, 2021. See below for further details.
Allocation of Preliminary Purchase Price Consideration to Asset Acquired and Liabilities Assumed
The allocation of the consideration is preliminary and pending finalization of various estimates, inputs and analyses used in the valuation assessment of the specifically identifiable assets acquired. Since the pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the Integrated Mergers, the actual amounts eventually recorded in accordance with the acquisition method of accounting may differ materially from the information presented.
The acquisition method of accounting for business combinations was used in accordance with ASC 805, Business Combinations, with Penn Virginia treated as the accounting acquirer of Lonestar. ASC 805 requires, among other things, that the assets acquired, and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. This preliminary determination is subject to further assessment and adjustments pending additional information sharing between the parties, more detailed third-party appraisals, and other potential adjustments.
The preliminary allocation of the purchase price consideration is as follows:
Estimated fair value (in thousands)
Total current assets	$42,911
Oil and gas properties	405,733
Other property, plant and equipment, net	18,949
Other noncurrent assets	10,488
Total assets acquired	478,081
Total current liabilities	(115,172)
Other liabilities	(262,445)
Total liabilities assumed	(377,617)
Net assets acquired	$100,464
The preliminary purchase price is based on Penn Virginia’s 15-day volume-weighted average share price (“VWAP”) as of August 6, 2021 as Penn Virginia determined this to be a reasonable estimate due to recent volatility in Penn Virginia’s stock price since the announcement of the Integrated Mergers. The final value of Penn Virginia’s consideration will be determined based on the actual number of shares of Penn Virginia common stock issued and the market price of Penn Virginia’s common stock at the closing of the Integrated Mergers. A 15 percent increase or decrease in the closing price of Penn Virginia’s common stock, as compared to the VWAP, would increase or decrease the merger consideration by $15 million, assuming all other factors are held constant.

3. Pro Forma Adjustments
Transaction Accounting and Reclassification Adjustments
Condensed Combined Balance Sheet
(a)	Property and equipment, net
Represents the acquisition fair value adjustment to increase the value of Lonestar’s Proved Properties from its historical net book value of $374,357 to its preliminary fair value of $405,733. Additionally, reflects the reclassification of Lonestar’s oil and gas properties under the successful efforts method of accounting (as adjusted for fresh start accounting) of Penn Virginia’s full cost method of accounting. At June 30, 2021 and December 31, 2020, the carrying value of proved oil and gas properties did not exceed the limit determined by the full cost ceiling test and, therefore, no full cost ceiling impairment was recognized.
Asset Class	Historical value	Fair Value Adjustment	Estimated Preliminary Fair Value
Proved Properties	$352,788	$52,945	$405,733
Unproved Properties	33,808	(33,808)	—
Total oil & gas property	386,596	19,137	405,733
Accumulated DD&A - Oil & gas properties	(12,239)	12,239	—
Total oil & gas property, net	$374,357	$31,376	$405,733
(b)	Deferred financing costs
Reflects the elimination of Lonestar’s deferred financing costs associated with its credit facility. Upon the release of the funds from escrow, Penn Virginia intends to use the proceeds from the 9.25% Senior Notes to repay and discharge the long-term debt of Lonestar and to use the remainder, along with cash on hand, to repay Penn Virginia’s Second Lien Facility in full and pay related expenses. Therefore, the related deferred financing costs were removed from the unaudited pro forma condensed combined balance sheet.
(c)	Equity
The following adjustments were made to Penn Virginia’s equity accounts based on the Integrated Mergers:
Common Stock (in dollars)
Penn Virginia Common Stock issued, at par	$59
Elimination of Lonestar historical common stock	(10)
Net adjustment to pro forma common stock	$49

Additional Paid in Capital (APIC)
Estimated preliminary purchase price of APIC	$100,405
Elimination of Lonestar historical APIC	(93,933)
Net adjustment to APIC	$6,472

Retained Earnings
Adjustment for estimated transaction costs not recognized (d)	$(20,000)
Elimination of Lonestar historical Retained Earnings	24,855
Elimination of Penn Virginia discount and deferred financing costs	(4,336)
Premium to extinguish Second Lien Facility	(3,000)
Elimination of Lonestar Deferred Financing Costs (b)	(3,794)
NCI Adjustment (g)	(127)
Net adjustment to Retained Earnings	$(6,402)

(d)	Accounts Payable
Adjustment recognizes a payable of $20 million related to transaction costs consisting primarily of legal and professional fees incurred and recorded subsequent to June 30, 2021 by Penn Virginia, in connection with the Integrated Mergers, which were not reflected in the historical statements of operations or balance sheet. The costs are not expected to recur in any period beyond twelve months from the close of the Integrated Mergers.
(e)	Cash and cash equivalents, current and long-term debt
On August 10, 2021, the Escrow Issuer completed an offering of $400 million aggregate principal amount of its 9.25% Senior Notes. The 9.25% Senior Notes were initially sold at 99.018% of par. The gross proceeds of the offering and other funds were deposited in an escrow account pending satisfaction of certain conditions, including the expected consummation of the Integrated Mergers on or prior to November 26, 2021. Upon satisfaction of the escrow release conditions, Holdings will assume the obligations under the 9.25% Senior Notes. Upon the release of the funds from escrow, Penn Virginia intends to use the proceeds from the 9.25% Senior Notes to repay and discharge the long-term debt of Lonestar and to use the remainder, along with cash on hand, to repay the company’s Second Lien Facility loan in full and pay related expenses.
The pro forma adjustment to debt results in:
Recording debt for the new 9.25% Senior Notes issued, net of original issue discount and issue costs of $13.4 million and elimination of the debt associated with the Lonestar Senior Secured Credit Facility, Lonestar Second Out Term Loan, and Penn Virginia Second Lien Facility, net of original issue discount and issue costs of $4.3 million. In addition to the payoff of Lonestar debt, a premium of $3 million will be paid to extinguish the Penn Virginia Second Lien Facility.
Facility	Amount ($)
Payoff of Lonestar Successor Senior Secured Credit Facility	$(209,600)
Payoff of Lonestar Successor Second Out Term Loan	(45,000)
Payoff of Penn Virginia Second Lien Facility, net(1)	(140,649)
Receipt of 9.25% Senior Notes, net	386,572
Total Pro Forma Adjustment for Net Change in Debt	$(8,677)
Penn Virginia Second Lien Facility original issue discount and issue costs	(4,336)
Penn Virginia Second Lien Facility prepayment premium	(3,000)
Total Pro Forma Adjustment for Net Change in Cash and cash equivalents	$(16,013)
(1)	Net of original issue discounts and issue costs of $4.3 million.
(f)	Other liabilities
Reflects the reclassification of Lonestar’s asset retirement obligation to conform to Penn Virginia’s financial statement presentation of asset retirement obligations within Other liabilities.
(g)	Noncontrolling Interest
Reflects the pro forma adjustments of the portion of the Integrated Mergers and anticipated management synergies applicable to the noncontrolling interest.
Condensed Combined Statements of Operations
(a)	Depreciation, depletion and amortization (DD&A) and Loss on sale of oil and gas properties
The adjustment to DD&A expense reflects (i) the removal of historical depletion related to Lonestar’s oil and gas properties and (ii) the addition of depletion expense to oil and gas properties based on the preliminary acquisition fair values of the proved properties acquired. Additionally, reflects the reclassification of Lonestar’s loss on sale of oil and gas properties under the successful efforts method of accounting to Penn Virginia’s full cost method of accounting in the amount of $1.3 million.

The pro forma adjustment to depletion expense for the six months ended June 30, 2021 was calculated as follows:
Removal of historical depletion expense	$(9,961)
Pro forma depletion expense	20,878
Pro forma adjustment to depletion expense	$10,917
The pro forma adjustment to depletion expense for the twelve months ended December 31, 2020 was calculated as follows:
Removal of historical depletion expense	$(22,734)
Pro forma depletion expense	51,584
Pro forma adjustment to depletion expense	$28,850
(b)	Interest expense
On August 10, 2021, the Escrow Issuer completed an offering of $400 million aggregate principal amount of its 9.25% Senior Notes. The 9.25% Senior Notes were initially sold at 99.018% of par. The gross proceeds of the offering and other funds were deposited in an escrow account pending satisfaction of certain conditions, including the expected consummation of the Integrated Mergers on or prior to November 26, 2021. Upon satisfaction of the escrow release conditions, Holdings will assume the obligations under the 9.25% Senior Notes. Upon the release of the funds from escrow, Penn Virginia intends to use the proceeds from the 9.25% Senior Notes to repay and discharge the long-term debt of Lonestar and to use the remainder, along with cash on hand, to repay the company’s Second Lien Facility loan in full and pay related expenses.
The pro forma adjustment to interest expense for the six months ended June 30, 2021 was calculated as follows:
Removal of interest expense and deferred financing cost amortization related to the Lonestar Senior Secured Credit Facility and Second Out Term Loan	$(8,258)
Removal of interest expense, discount and deferred financing cost amortization related to the Penn Virginia Second Lien Facility	(7,628)
Interest expense on 9.25% Senior Notes	19,678
Pro forma adjustment for interest expense	$3,792
The pro forma adjustment to interest expense for the twelve months ended December 31, 2020 was calculated as follows:
Removal of interest expense and deferred financing cost amortization related to the Lonestar Senior Secured Credit Facility and Second Out Term Loan	$(17,249)
Removal of interest expense, discount and deferred financing cost amortization related to the Penn Virginia Second Lien Facility	(19,075)
Interest expense on 9.25% Senior Notes	39,191
Pro forma adjustment for interest expense	$2,867
(c)	Income tax (expense) benefit
After the acquisition, Penn Virginia will file a consolidated tax return that will include Lonestar. As such, there were no pro forma adjustments related to taxes as Penn Virginia has a pre-existing full valuation allowance against its deferred tax assets and the tax effect of pro forma adjustments are fully offset by an increase in the valuation allowance. In addition, it is expected that Lonestar will have net deferred tax assets offset by a full valuation allowance at acquisition and thus have no effect on Penn Virginia.

Management Adjustments
(d)	Merger synergies
Penn Virginia’s management expects the post-acquisition company will realize certain cost savings as compared to the historical combined costs of Penn Virginia and Lonestar operating independently. Such cost savings result from the elimination of duplicate costs within general and administrative and lease operating expense. Penn Virginia has initially estimated cost synergies of approximately $20 million (including capital and expense synergies) annually. Based on management's estimate, Penn Virginia has reflected the following pro forma synergies in their pro forma statement of operations for both the twelve months ended December 31, 2020 and six months ended June 30, 2021.
The pro forma adjustment to expense for the twelve months ended December 31, 2020 was calculated as follows:
G&A Merger Synergies	$(6,000)
LOE Merger Synergies	(3,000)
GPT Merger Synergies	(1,000)
Pro forma adjustment to operating expense	$(10,000)
The pro forma adjustment to expense for the six months ended June 30, 2021 was calculated as follows:
G&A Merger Synergies	$(3,000)
LOE Merger Synergies	(1,500)
GPT Merger Synergies	(500)
Pro forma adjustment to operating expense	$(5,000)
(e)	Net (income) loss attributable to Noncontrolling Interest
Reflects the pro forma adjustments of the portion of the merger and management synergies applicable to the noncontrolling interest for the six months ended June 30, 2021.
4. Earnings (loss) per share
Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Integrated Mergers, assuming the shares were outstanding since January 1, 2020. As the Integrated Mergers are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Integrated Mergers have been outstanding for the entire period presented. Weighted average number of shares for pro-forma statement operation is calculated as below:
	Six Months Ended June 30, 2021	Twelve Months Ended December 31, 2020
Basic
Penn Virginia historical weighted average shares	15,287	15,176
Penn Virginia shares issued for the Integrated Mergers	5,856	5,856
Pro forma weighted average shares	21,143	21,032
Diluted
Penn Virginia historical weighted average shares	15,287	15,176
Penn Virginia shares issued for the Integrated Mergers	5,856	5,856
Pro forma weighted average shares	21,143	21,032
5. Supplemental pro forma oil and natural gas reserves information
The following tables present the estimated pro forma combined net proved developed and undeveloped oil, natural gas and NGL reserves prepared as of December 31, 2020, along with a summary of changes in the quantities of net remaining proved reserves during the year ended December 31, 2020. The pro forma combined standardized measure of discounted future net cash flows relating to proved reserves as of December 31, 2020, as well as changes to the standardized measure for the year ended December 31, 2020, are also presented.
This pro forma combined reserve, production and standardized measure information gives effect to the Integrated Mergers as if they had been completed on January 1, 2020; however, the proved reserves and standardized measures presented below represent the respective estimates made as of December 31, 2020, by Penn Virginia and Lonestar while they were separate companies. These estimates have not been updated for changes in development plans or other factors, which have occurred or may occur subsequent to December 31, 2020, or the anticipated Integrated Mergers. This pro forma information has been prepared for illustrative purposes and is not intended to be a projection of future results of the combined business.
	Crude Oil (MBbl)		NGLs (MBbl)		Natural Gas (MMcf)		MBOE
	Penn Virginia Historical	Lonestar Historical	Penn Virginia Historical	Lonestar Historical	Penn Virginia Historical	Lonestar Historical	Pro Forma Combined
Proved Developed and Undeveloped Reserves
December 31, 2019	98,896	49,808	19,154	24,862	90,449	155,871	233,773
Revisions of previous estimates	(23,554)	(11,564)	(5,599)	(5,017)	(26,712)	(28,066)	(54,864)
Extensions and discoveries	29,966	4,299	3,208	899	15,357	4,907	41,750
Production	(6,829)	(2,457)	(1,165)	(1,150)	(5,360)	(8,196)	(13,860)
Sales of reserves in place	—	(1,032)	—	(100)	—	(465)	(1,210)
December 31, 2020	98,479	39,054	15,598	19,494	73,734	124,051	205,589

Proved Developed Reserves	36,360	14,489	7,979	7,350	37,597	47,088	80,291
Proved Undeveloped Reserves	62,119	24,565	7,619	12,144	36,137	76,963	125,298
	December 31, 2020
	Penn Virginia Historical	Lonestar Historical	Pro Forma Combined
Future cash inflows	$3,832,194	$1,948,870	$5,781,064
Future production costs	(1,356,505)	(613,486)	(1,969,991)
Future development costs	(926,904)	(459,829)	(1,386,733)
Future net cash flows before income tax	1,548,785	875,555	2,424,340
Future income tax expense	(60,598)	(112,486)	(173,084)
Future net cash flows	1,488,187	763,069	2,251,256
10% annual discount for estimated timing of cash flows	(837,897)	(432,751)	(1,270,648)
Standardized measure of discounted future net cash flows	$650,290	$330,318	$980,608
Price measurement used:
$ per barrel of crude oil	$39.54	$39.57
$ per barrel of NGLs	$7.51	$10.68
$ per MMBtu of natural gas	$1.99	$1.99
	Year Ended December 31, 2020
	Penn Virginia Historical	Lonestar Historical	Pro Forma Combined
Sales of oil and gas, net of production costs	$(194,660)	$(80,358)	$(275,018)
Net changes in prices and production costs	(950,201)	(372,671)	(1,322,872)
Changes in future development costs	450,286	108,941	559,227
Extensions and discoveries(1)	74,830	28,680	103,510
Development costs incurred during the period(1)	102,459	—	102,459
Revisions of previous quantity estimates	(303,219)	(229,525)	(532,744)
Sales of reserves in place	—	(3,364)	(3,364)
Changes in production rates and all other	(282,055)	(3,391)	(285,446)

	Year Ended December 31, 2020
	Penn Virginia Historical	Lonestar Historical	Pro Forma Combined
Accretion of discount	160,010	83,423	243,433
Net change in income taxes	103,958	59,744	163,702
Net increase (decrease)	(838,592)	(408,521)	(1,247,113)
Beginning of year	1,488,882	738,839	2,227,721
End of year	$650,290	$330,318	$980,608
(1)	Lonestar Historical Extensions and discoveries are net of future production and development costs incurred during the period.
6. Lonestar’s presentation and adjustments for its reorganization and fresh start accounting
The following unaudited pro forma condensed consolidated financial information and explanatory notes of Lonestar gives effect to the Lonestar Plan effective November 30, 2020 (“Effective Date”). The pro forma financial information presents the financial information of Lonestar assuming the Lonestar Plan’s effective date had occurred on January 1, 2020 for the unaudited pro forma condensed consolidated statement of operations. The pro forma financial information included in this section does not contemplate the consummation of Penn Virginia’s merger with Lonestar.
The pro forma financial information presented herein is provided for informational and illustrative purposes only and is not necessarily indicative of the financial results that would have been achieved had the events and transactions occurred on the dates assumed, nor is such financial data necessarily indicative of the results of operations in future periods. Adjustments are based on available information and certain assumptions that the Penn Virginia believes are reasonable and supportable. The pro forma financial information should be read in conjunction with the consolidated financial statements and notes thereto in Lonestar’s Annual Report on Form 10-K for the year ended December 31, 2020 and its condensed consolidated financial statements on Form 10-Q for the quarterly period ended June 30, 2021.
The pro forma financial information is not intended to represent Lonestar’s actual post-effective date results of operations, and any differences to actual results could be material.
Lonestar’s historical financial statements will not be comparable to Lonestar’s financial statements after emergence from Chapter 11 due to the effects of the Lonestar Plan and the adoption and application of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 852, Reorganizations (“ASC 852”) under accounting principles generally accepted in the United States of America (“GAAP”). The pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”
Reorganization Adjustments
The Reorganization Adjustments column of the pro forma financial information gives effect to the consummation of the Lonestar Plan, taking into account the following transactions:
•	Eliminated approximately $390 million in aggregate debt obligations and preferred equity interests;
•	Reduced ongoing annual interest expense by over $28 million;
•	Established a new $225 million senior secured credit facility and $60 million second-out term loan; and
•
Adopted an amended and restated its certificate of incorporation and bylaws, which reserved for issuance 90,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share.

Fresh Start Adjustments
Lonestar adopted fresh start accounting in accordance with ASC 852 as of the Effective Date of their emergence from reorganization under Chapter 11, resulting in reorganized Lonestar becoming the successor (solely for purposes of the pro forma financial information, the “Successor”) for financial reporting purposes. In accordance with ASC 852, with the application of fresh start accounting, Lonestar allocated its reorganization value to its individual assets based on their estimated fair values in conformity with ASC 805, Business Combinations. Liabilities subject to compromise of the predecessor entity (solely for purposes of the pro forma financial information, the “Predecessor”) were either reinstated or extinguished as part of the reorganization.
Fresh start adjustments resulting in pro forma adjustments are noted below:
•
fair value adjustments to property resulting in revised depletion, depreciation and amortization for the period and elimination of impairment previously recognized on oil and gas properties by the predecessor entity; and

•	removal of the amount recorded to Reorganization items, net for the effects of the fresh start adjustments.

LONESTAR RESOURCES US INC. AND SUBSIDIARIES
PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except per share data)
	Historical
	Predecessor Eleven Months Ended November 30, 2020	Successor Month Ended December 31, 2020	Reorganization Adjustments		Fresh Start Adjustments		Pro Forma Lonestar, As Adjusted

Revenues
Oil sales	$80,244	$8,112	$—		$—		$88,356
Natural gas liquid sales	9,982	1,083	—		—		11,065
Natural gas sales	15,100	1,706	—		—		16,806
Total revenues	105,326	10,901	—		—		116,227
Expenses
Lease operating	20,435	1,418	—		—		21,853
Gas gathering, processing and transportation	6,182	461	—		—		6,643
Production and ad valorem taxes	6,508	667	—		—		7,175
Depreciation, depletion, and amortization	70,122	2,093	—		(46,694)	(g)	25,521
Loss on sale of oil and gas properties	1,337	—	—		—		1,337
Impairment of oil and gas properties	199,908	—	—		(199,908)	(h)	—
General and administrative	28,444	1,505	1,800	(a)	—		31,749
Acquisition costs and other	330	254	—		—		584
Total expenses	333,266	6,398	1,800		(246,602)		94,862
Income (loss) from operations	(227,940)	4,503	(1,800)		246,602		21,365
Other (expense) income
Interest expense	(35,411)	(1,476)	19,638	(b)	—		(17,249)
Unrealized gain on warrants	363	—	(363)	(e)	—		—
(Loss) gain on derivative financial instruments	66,699	(3,743)	—		—		62,956
Reorganization items, net	73,471	—	(166,753)	(c)	93,282	(c)	—
(Loss) income before income taxes	(122,818)	(716)	(149,278)		339,884		67,072
Income tax benefit (expense)	4,679	—	—		(930)	(f)	3,749
Net (loss) income	(118,139)	(716)	(149,278)		338,954		70,821
Preferred stock dividends	(4,566)	—	4,566	(d)	—		—
Undeclared cumulative preferred stock dividends	(3,671)	—	3,671	(d)	—		—
Net (loss) income attributable to common stockholders	$(126,376)	$(716)	$(141,041)		$338,954		$70,821
Weighted average shares outstanding, basic and diluted	25,262	10,000					10,000
Basic and diluted net (loss) income per common share	$(5.00)	$(0.07)					$7.08
See accompanying notes to unaudited pro forma combined financial statements.

Notes to Pro Forma Unaudited Condensed Consolidated Financial Information
1. Basis of Presentation
The accompanying unaudited pro forma condensed consolidated statements of operations and explanatory notes present the pro forma financial information of Lonestar assuming the consummation of the Lonestar Plan had occurred on January 1, 2020.
The following are descriptions of the columns included in the accompanying pro forma financial statements:
•
Predecessor – Represents the historical condensed consolidated statement of operations for the predecessor entity of Lonestar for the period from January 1, 2020 through the Effective Date of the Lonestar Plan on November 30, 2020.

•	Successor – Represents the historical condensed consolidated statement of operations for the successor entity of Lonestar for the month of December 2020.
•
Reorganization and Fresh Start Adjustments – Represents the reorganization adjustments for the year ended December 31, 2020, assuming the Effective Date of the Lonestar Plan had occurred on January 1, 2020 for the unaudited pro forma condensed consolidated statement of operations, and for the adoption of fresh start accounting. Amounts included in Reorganization items, net represent non-recurring expenses, gain and losses that are realized or incurred as a direct result of the Chapter 11 cases. Such amounts relate to Lonestar’s Predecessor period and have been removed for a fair presentation of pro forma statement of operations.

2. Pro Forma Adjustments
Reorganization Adjustments
(a)	Stock based compensation
All stock compensation plans and awards in effect during the Predecessor period were cancelled on the Effective Date of the Lonestar Plan and no new stock compensation plans were adopted by the Successor as of December 31, 2020. The pro forma adjustment herein reverses the previously recognized stock compensation expense (credit) during the period January 1, 2020 to November 30, 2020.
(b)	Interest Expense
The adjustment reflects the pro forma interest expense reduction for the twelve months ended December 31, 2020. The reduction was primarily driven by the reversal of interest expense and deferred financing cost amortization related to the 11.25% Senior Notes that were settled with equity upon emergence from bankruptcy.
(c)	Reorganization Items, net
In connection with Lonestar’s Reorganization, Lonestar incurred certain expenses and recorded certain gains and losses as Reorganization items. Because these items are directly attributable to Lonestar’s emergence from bankruptcy, are included in the historical results and are not expected to have a continuing impact on Lonestar’s results, they have been eliminated from the pro forma statement of operations. Reorganization items for the pro forma twelve months ended December 31, 2020 are summarized as follows:
Pro forma twelve months ended December 31, 2020
Unamortized debt issuance costs and discounts	$(3,243)
Professional fees and other	(11,847)
Gain on settlement of liabilities subject to compromise	181,843
Subtotal Pro Forma Reorganization Adjustment	166,753
Pro Forma Fresh Start Adjustment	(93,282)
Total Pro Forma decrease in Reorganization Expense, Net	$73,471

(d)	Preferred dividends
In accordance with the Lonestar Plan of Reorganization, Lonestar’s Preferred Stock was cancelled on November 30, 2020. The pro forma adjustment herein represents the reversal of preferred stock dividends to remove the impact of outstanding preferred stock for the year ended December 31, 2020 when assuming the Lonestar Plan effective date of January 1, 2020 for pro forma adjustments.
(e)	Unrealized gain on warrants
As part of the Lonestar Plan, all outstanding predecessor equity was cancelled on the effective date. The adjustment reverses the unrealized gain/loss recognized on the warrants.
(f)	Income tax benefit (expense)
Reflects the pro forma adjustment to tax expense. Certain reorganization and fresh start adjustments were not tax effected as the amounts were not taxable. Any remaining tax effects would be fully offset by changes in the valuation allowance against Lonestar’s deferred tax assets.
Fresh Start Adjustments
(g)	Depreciation, Depletion and Amortization
To reflect a net decrease of $46,694 to Depletion, Depreciation and Amortization (“DD&A”) expense due to the decrease in property fair values with the application of fresh start accounting. Lonestar’s overall property balance decreased with the application of fresh start accounting including an approximate 30% decrease in its proved oil and gas property value. The pro forma adjustment to DD&A expense is calculated as follows:
Removal of Predecessor DD&A expense(1)	$(69,033)
Pro forma DD&A expense	22,339
Net pro forma adjustment to DD&A expense	$(46,694)
(1)	Does not include Predecessor depreciation expense related to asset retirement obligations.
(h)	Impairment of oil and gas properties
Lonestar applied fresh start accounting as of November 30, 2020 and thereby proved and unproved oil and gas properties were recognized at fair value at that time for the successor entity. The pro forma adjustment represents the reversal of proved and unproved property impairment recorded by the predecessor entity during the eleven months ended November 30, 2020 due to the application of the fresh start accounting upon emergence from bankruptcy being pushed back to January 1, 2020.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS
The following is a general discussion of the material U.S. federal income tax consequences of the Integrated Mergers for “U.S. holders” (as defined below) who exchange their shares of Lonestar Common Stock for shares of Penn Virginia Common Stock (and cash in lieu of fractional shares of Penn Virginia Common Stock, if any) pursuant to the Integrated Mergers. This discussion is based on the Code, its legislative history, U.S. Treasury regulations promulgated under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this proxy statement/consent solicitation statement/prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion applies only to U.S. holders who hold their shares of Lonestar Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not purport to be a complete analysis of all potential tax effects resulting from the completion of the Integrated Mergers, nor does it describe the tax consequences of owning or disposing of Penn Virginia Common Stock received in the Integrated Mergers. In addition, this discussion does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any other tax law other than U.S. federal income tax law. Furthermore, this discussion does address all U.S. federal income tax consequences that may be relevant to particular U.S. holders in light of their specific circumstances or that may be relevant to certain categories of investors that may be subject to certain rules, such as: dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting for U.S. federal income tax purposes; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt or governmental organizations; holders subject to the alternative minimum tax provisions of the Code; entities or arrangements treated as partnerships, S corporations or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships, S corporations or other such pass-through entities); regulated investment companies; real estate investment trusts; former citizens or long-term residents of the United States; holders whose functional currency is not the U.S. dollar; holders who hold shares of Lonestar Common Stock as part of a hedge, straddle, appreciated financial position, synthetic security, constructive sale or conversion transaction or other integrated investment or risk reduction transaction; holders who acquired Lonestar Common Stock pursuant to the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation; and holders who actually or constructively own (or actually or constructively held at any time during the five-year period ending on the date of the Integrated Mergers) 5% or more of the shares of Lonestar Common Stock.
THE TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO A LONESTAR STOCKHOLDER MAY BE COMPLEX AND WILL DEPEND ON SUCH HOLDER’S SPECIFIC SITUATION AND FACTORS NOT WITHIN PENN VIRGINIA’S OR LONESTAR’S CONTROL. ALL LONESTAR STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS, OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Lonestar Common Stock that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (a) the administration of which is subject to the primary supervision of a court within the United States and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all of the substantial decisions of the trust or (b) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Lonestar Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partner and the partnership, and certain determinations made at the partner level. Accordingly, any entity treated as a partnership for U.S. federal income tax purposes that holds Lonestar Common Stock, and any partners in such partnership, should consult with their tax advisors regarding the U.S. federal income tax consequences to them of the Integrated Mergers in light of their specific circumstances.
The tax consequences of the Integrated Mergers to any holder of Lonestar Common Stock that is not a U.S. holder are not discussed in this proxy statement/consent solicitation statement/prospectus. Such holders should consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Integrated Mergers to them in light of their specific circumstances.
Assuming that the Integrated Mergers are completed as currently contemplated, Penn Virginia and Lonestar intend for (and have agreed to use their respective reasonable best efforts to cause) the Integrated Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, it is not a condition to Penn Virginia’s obligation or Lonestar’s obligation to complete the Transactions that the Integrated Mergers, taken together, qualify as a “reorganization.” Moreover, neither Penn Virginia nor Lonestar has requested, or will request, a ruling from the IRS with respect to the tax treatment of the Integrated Mergers, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein. If the IRS were to challenge the “reorganization” status of the Integrated Mergers successfully, or the form or structure of the Integrated Mergers was changed in a manner such that they did not qualify as a “reorganization,” the tax consequences would differ from those described in this proxy statement/consent solicitation statement/prospectus and holders of Lonestar Common Stock could be subject to U.S. federal income tax upon the receipt of Penn Virginia Common Stock in the Integrated Mergers.
Provided the Integrated Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the Integrated Mergers with respect to U.S. holders of Lonestar Common Stock will be as follows:
•
a U.S. holder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its Lonestar Common Stock for Penn Virginia Common Stock pursuant to the Integrated Mergers, except with respect to any cash received in lieu of a fractional share of Penn Virginia Common Stock (as discussed below);

•
the aggregate tax basis of the shares of Penn Virginia Common Stock received by a U.S. holder in the Integrated Mergers (including any fractional share of Penn Virginia Common Stock deemed received and sold for cash, as discussed below) will equal the aggregate adjusted tax basis of such U.S. holder’s Lonestar Common Stock surrendered in exchange therefor; and

•
a U.S. holder’s holding period in the shares of Penn Virginia Common Stock received in exchange for Lonestar Common Stock (including any fractional share deemed received and sold for cash, as discussed below) pursuant to the Integrated Mergers will include the holding period of the shares of Lonestar Common Stock surrendered in exchange therefor.

If a U.S. holder acquired different blocks of Lonestar Common Stock at different times or different prices, such U.S. holder’s basis and holder period in its shares of Penn Virginia Common Stock may be determined separately with reference to each block of Lonestar Common Stock. Any such U.S. holder should consult with its own tax advisor regarding the tax bases and holding periods of the particular shares of Penn Virginia Common Stock received pursuant to the Integrated Mergers.
A U.S. holder of Lonestar Common Stock who receives cash in lieu of a fractional share of Penn Virginia Common Stock generally will be treated as having received such fractional share of Penn Virginia Common Stock pursuant to the Integrated Mergers and then as having sold such fractional share of Penn Virginia Common Stock for cash. As a result, such U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received in lieu of a fractional share and the portion of the U.S. holder’s aggregate adjusted tax basis in its Lonestar Common Stock surrendered that is allocated to such fractional share of Penn Virginia Common Stock. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in the fractional share of Penn Virginia Common Stock deemed to be received exceeds one year at the Effective Time. The deductibility of capital losses is subject to limitations.
Information reporting requirements may apply to consideration payable to U.S. holders in connection with the Integrated Mergers unless the U.S. holder is an exempt recipient and certifies to such exempt status. Further, the consideration payable to U.S. holders in connection with the Integrated Mergers may be subject to deduction or withholding as required under applicable law. Payments of any cash in lieu of a fractional share of Penn Virginia Common Stock to a U.S. holder may, under certain circumstances, be subject to backup withholding unless such holder provides the withholding agent with its taxpayer identification number and otherwise complies with the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, the amounts withheld generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided that the U.S. holder timely furnishes the required information to the IRS.
THE FOREGOING DISCUSSION IS NOT A COMPREHENSIVE DISCUSSION OF ALL OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO U.S. HOLDERS. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO EACH LONESTAR STOCKHOLDER MAY BE COMPLEX AND WILL DEPEND ON SUCH HOLDER’S SPECIFIC SITUATION AND ON FACTORS THAT ARE NOT WITHIN PENN VIRGINIA’S OR LONESTAR’S KNOWLEDGE OR CONTROL. ALL LONESTAR STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS (AND ANY POTENTIAL FUTURE CHANGES THERETO).

DESCRIPTION OF PENN VIRGINIA CAPITAL STOCK
The following summary of certain provisions of Penn Virginia’s capital stock does not purport to be complete and is subject to and is qualified in its entirety by reference to Penn Virginia’s Third Amended and Restated Articles of Incorporation (the “Existing Articles of Incorporation”), Penn Virginia’s Sixth Amended and Restated Bylaws (the “Penn Virginia Bylaws”), the Investor and Registration Rights Agreement dated January 15, 2021 and the applicable provisions of Virginia laws.
General
As of the date of this proxy statement/consent solicitation statement/prospectus, Penn Virginia is authorized to issue 115,000,000 shares of capital stock, par value $0.01 per share, consisting of:
•	110,000,000 shares of Penn Virginia Common Stock; and
•	5,000,000 shares of Preferred Stock, 300,000 of which have been designated as “Series A Preferred Stock.”
As of July 30, 2021, there were 37,861,271 shares of Penn Virginia Common Stock and common stock equivalents outstanding, consisting of 15,312,273 shares of Penn Virginia Common Stock and 225,489.98 shares of Series A Preferred Stock.
Common Stock
Dividends
Subject to the rights of any series of Preferred Stock that Penn Virginia may issue, the holders of Penn Virginia Common Stock may receive dividends when declared by the board. Dividends may be paid in cash, in property or in shares of stock, or in any combination thereof.
Fully Paid
All outstanding shares of Penn Virginia Common Stock are fully paid and non-assessable.
Voting Rights
Subject to the special voting rights of any preferred stock that Penn Virginia may issue, the holders of Penn Virginia Common Stock may vote one vote for each share held together as a single class in the election of directors and on all other matters voted upon by Penn Virginia shareholders. Currently, the Penn Virginia Common Stock and the Series A Preferred Stock vote together as a single class in the election of directors and on all other matters voted upon by the holders of Penn Virginia Common Stock. In uncontested elections, directors are elected by a majority of the votes cast in the election for such director nominee; in contested elections, directors are elected by a plurality of the votes cast in the election for such director nominee. Holders of Penn Virginia Common Stock may not cumulate their votes in the elections of directors. Except as otherwise required by the Existing Articles of Incorporation or the VSCA, the vote required to constitute any voting group’s approval of a plan of merger or share exchange shall be a majority of all the votes cast thereon by such voting group. The affirmative vote of more than two-thirds of the outstanding shares of Penn Virginia Common Stock is required for amendments to the Existing Articles of Incorporation, the approval of certain sales or other dispositions of assets outside the usual and regular course of business, conversions, domestications and dissolutions. However, holders of Penn Virginia Common Stock are not entitled to vote on any amendment to Penn Virginia’s Existing Articles of Incorporation that relates solely to the terms of any one or more series of preferred stock. The affirmative vote of at least 67% of the outstanding shares of Penn Virginia Common Stock is required to amend the “Corporate Opportunity” provisions of the Existing Articles of Incorporation described below. All other matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter.
Liquidation Rights
If Penn Virginia dissolves its business, either voluntarily or not, holders of Penn Virginia Common Stock will share equally in the assets remaining after Penn Virginia pays its creditors and preferred shareholders.

Other Rights
The holders of Penn Virginia Common Stock have no preemptive rights to purchase Penn Virginia’s shares of Penn Virginia Common Stock. Shares of Penn Virginia Common Stock are not subject to any redemption or sinking fund provisions and are not convertible into any other securities.
Preferred Stock
The Penn Virginia Board is authorized, without approval of shareholders, to issue one or more series of preferred stock. Subject to the provisions of the Existing Articles of Incorporation and limitations prescribed by law, the Penn Virginia Board may adopt an amendment to the Existing Articles of Incorporation setting the number of shares of each series and the rights, preferences and limitations of each series, including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue.
Undesignated preferred stock may enable the Penn Virginia Board to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of Penn Virginia Common Stock. For example, any preferred stock issued may rank prior to the Penn Virginia Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Penn Virginia Common Stock. As a result, the issuance of shares of preferred stock may discourage bids for Penn Virginia Common Stock or may otherwise adversely affect the market price of Penn Virginia Common Stock or any existing preferred stock.
Series A Preferred Stock
On January 15, 2021, Penn Virginia issued 171,428.57 shares of Series A Preferred Stock to JSTX and 54,052.52 shares of Series A Preferred Stock to Rocky Creek. On June 2, 2021, Rocky Creek received an additional 8.89 shares of Series A Preferred Stock pursuant to certain post-closing adjustments to the purchase price for the contributed assets under the Asset Agreement. Series A Preferred Stock may only be issued to and registered in the name of JSTX, Rocky Creek, their respective successors and permitted assigns (as governed by the Existing Articles of Incorporation).
Each 1/100th of a share of Series A Preferred Stock entitles the holder to one vote on all matters submitted to a vote of the holders of Penn Virginia Common Stock, as adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Penn Virginia Common Stock into a greater or lesser number of shares.
Shares of Series A Preferred Stock are non-economic interests in Penn Virginia, and no dividends can be declared or paid on Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of Series A Preferred Stock shall be entitled to receive, out of the assets of the Company or proceeds thereof available for distribution to shareholders of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of Penn Virginia Common Stock and any other stock of the Company ranking junior to Series A Preferred Stock as to such distribution, payment in full in an amount equal to $0.01 per share of Series A Preferred Stock.
Series A Preferred Stock is not convertible into any other security of the Company. However, if a holder exchanges one common unit of the Partnership for one share of Penn Virginia Common Stock, it must also surrender to Penn Virginia 1/100th of a share of Series A Preferred Stock for each common unit exchanged.
Anti-Takeover Provisions
Certain provisions in the Existing Articles of Incorporation and the Penn Virginia Bylaws, as well as certain provisions of Virginia law, may make more difficult or discourage a takeover of Penn Virginia’s business.
Certain Provisions of the Existing Articles of Incorporation and Bylaws
Shareholder Action by Unanimous Consent. Any action that could be taken by shareholders at a meeting may be taken, instead, without a meeting and without notice if a consent in writing is signed by all the shareholders entitled to vote on the action.

Blank Check Preferred Stock. The Existing Articles of Incorporation authorize the issuance of blank check preferred stock. As described above under “—Preferred Stock,” the board can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the Board opposes.
Vacancies in the Board. Subject to the rights of any preferred stock, any vacancy in the board resulting from any death, resignation, retirement, disqualification, removal from office or newly created directorship resulting from an increase in the authorized number of directors or otherwise may be filled by majority vote of the remaining directors then in office, even if less than a quorum, or shareholders.
Special Meetings of Shareholders. Special meetings of shareholders may be called at any time and from time to time only upon the written request of the board, the chairman of the board or the holders of a majority of outstanding Penn Virginia Common Stock.
Advance Notice Requirements for Shareholder Director Nominations and Shareholder Business. Penn Virginia’s Bylaws require that advance notice of shareholder director nominations and shareholder business for annual meetings be made in writing and given to Penn Virginia’s corporate secretary, together with certain specified information, not less than 90 days nor more than 120 days before the anniversary of the immediately preceding annual meeting of shareholders, subject to other timing requirements as specified in the Penn Virginia Bylaws.
Virginia Anti-Takeover Statutes and Other Virginia Laws
Control Share Acquisitions Statute. Under the Virginia control share acquisitions statute, shares acquired in an acquisition that would cause an acquirer’s voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless (1) those rights are granted by a majority vote of all outstanding shares other than those held by the acquirer or any officer or employee director of the corporation or (2) the articles of incorporation or bylaws of the corporation provide that the provisions of the control share acquisitions statute do not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation’s voting stock may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. This regulation was designed to deter certain takeovers of Virginia public corporations. Virginia law permits corporations to opt out of the control share acquisition statute. Penn Virginia has not opted out.
Affiliated Transactions. Under the Virginia anti-takeover law regulating affiliated transactions, material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by the holders of at least 66 2/3% of the remaining voting shares. Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent. For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of 66 2/3% of the disinterested voting shares and a majority of the disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required. The provisions of this statute do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder. As permitted by Virginia law, Penn Virginia has opted out of the affiliated transactions provisions.
Director Standards of Conduct
Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Virginia law provides that, in determining the best interests of the corporation, a director may consider the possibility that those interests may best be served by the continued independence of the corporation.

Listing
Penn Virginia Common Stock is listed and traded on the Nasdaq under the symbol “PVAC.”
Transfer Agent and Registrar
The transfer agent and registrar for Penn Virginia Common Stock is American Stock Transfer & Trust Company, which is located at 40 Wall Street, 46th Floor, New York, New York 10005.

COMPARISON OF SHAREHOLDERS’ RIGHTS
Lonestar is incorporated under the laws of the State of Delaware and, accordingly, the rights of Lonestar’s stockholders are governed by the DGCL and Lonestar’s certificate of incorporation and bylaws. Penn Virginia is incorporated under the laws of the Commonwealth of Virginia and, accordingly, the rights of Penn Virginia’s shareholders are currently governed by the VSCA and the Existing Articles of Incorporation and the Penn Virginia Bylaws. If the Integrated Mergers are completed, the rights of Lonestar stockholders who become Penn Virginia shareholders through the exchange of shares will be, and the rights of existing Penn Virginia shareholders will continue to be, governed by the VSCA, the Existing Articles of Incorporation and the Penn Virginia Bylaws.
The following description summarizes certain material differences between the rights of Lonestar stockholders and the rights of Penn Virginia shareholders. This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Lonestar stockholders should read carefully the relevant provisions of the DGCL, and the VSCA, the Existing Articles of Incorporation, the Penn Virginia Bylaws, the amended and restated certificate of incorporation of Lonestar (the “Lonestar Charter”), and the amended and restated bylaws of Lonestar (the “Lonestar Bylaws”). Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”
Lonestar	Penn Virginia

AUTHORIZED CAPITAL STOCK; OUTSTANDING CAPITAL STOCK

Lonestar’s authorized capital stock consists of 90,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

As of the close of business on    , 2021, the latest practicable date prior to the date of this proxy statement/consent solicitation statement/prospectus, Lonestar had     shares of Lonestar Common Stock and no shares of preferred stock issued and outstanding.

Penn Virginia is authorized to issue 110,000,000 shares of Penn Virginia Common Stock, par value $0.01 per share, and 5,000,000 shares of Series A Preferred Stock, $0.01 par value per share.

As of the close of business on    , 2021, the latest practicable date prior to the date of this proxy statement/consent solicitation statement/prospectus, Penn Virginia had    shares of Penn Virginia Common Stock and    shares of Series A Preferred Stock issued and outstanding, which number of shares of Penn Virginia Common Stock does not include the shares of Penn Virginia Common Stock expected to be issued in the Integrated Mergers.

RIGHTS OF PREFERRED STOCK

Shares of preferred stock may be issued in one or more series from time to time, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Lonestar Board. The Lonestar Board, in the preferred stock designation with respect to a series of preferred stock (a copy of which shall be filed with the
Secretary of State of the State of Delaware as required

Shares of preferred stock may be issued from time to time in one or more series as may from time to time be determined by the Penn Virginia Board, without shareholder action.

The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, if any, of each such series may differ from those of any and all other series of preferred stock at any time outstanding, and the Penn Virginia Board is expressly granted the authority to fix or alter, by adoption of an amendment to the articles of incorporation, the

Lonestar	Penn Virginia
by the DGCL), shall, without limitation of the foregoing, be authorized to fix the following with respect to such series of preferred stock:

• the distinctive serial designations and the number of authorized shares of such series, which may be increased or decreased from time to time, but not below the number of shares thereof then outstanding, by a certificate made, signed and filed as required by law (except where otherwise provided in a preferred stock designation);

• the dividend rate or amounts, if any, for such series, the date or dates from which dividends on all shares of such series shall be cumulative, if dividends on stock of such series shall be cumulative, and the relative preferences or rights of priority, if any, or participation, if any, with respect to payment of dividends on shares of such series;

• the rights of the shares of such series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation, if any, and the relative preferences or rights of priority, if any, of payment of shares of such series;

• the right, if any, of the holders of such series to convert or exchange such shares into or for other classes or series of a class of stock or indebtedness of the corporation or of another person, and the terms and conditions of such conversion or exchange, including provision for the adjustment of the conversion or exchange rate in such events as the Lonestar Board may determine;

• the voting powers, if any, of the holders of such series;

• the terms and conditions, if any, for the corporation to purchase or redeem shares of such series; and

• any other relative rights, powers, preferences and limitations, if any, of such series.

designation, number, voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, of each such series, including, but without limiting the generality of the foregoing, the following:

•  the designation of the series, which may be by distinguishing number, letter or title;

•  the number of shares of the series, which number the Penn Virginia Board may thereafter increase or decrease (but not below the number of shares thereof then outstanding);

•  the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

•  dates at which dividends, if any, shall be payable;

•  the redemption rights and price or prices, if any, for shares of the series;

• the terms and amount of any sinking fund providing for the purchase or redemption of shares of the series;

•  the amounts payable on, and the preferences (if any) of, shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Penn Virginia;

• whether the shares of the series shall be convertible or exercisable into or exchangeable for shares of any other class or series, or any other security, of Penn Virginia or any other corporation or entity, and, if so, the specification of such other class or series or such other security, the conversion, exercise or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible, exercisable or exchangeable and all other terms and conditions upon which such conversion, exercise or exchange may be made;

•  restrictions on the issuance of shares of the same series or of any other class or series; and

• the voting rights and powers of the holders of shares of the series.

Lonestar	Penn Virginia

VOTING RIGHTS

Each holder of shares of Lonestar Common Stock, as such, shall be entitled to one vote for each share of Lonestar Common Stock held of record by such holder on all matters submitted for a vote of the stockholders of Lonestar, in addition to any other vote required by law. Except as otherwise required by law or provided in the Lonestar Charter, at any annual or special meeting of stockholders the Lonestar Common Stock shall have the right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

Each holder of record of Penn Virginia Common Stock represented at a meeting of shareholders is entitled to cast one vote for each share of Penn Virginia Common Stock entitled to vote thereat held by such shareholder.

Each holder of record of Series A Preferred Stock is entitled to one vote per each 1/100th of a share of Series A Preferred Stock on all matters submitted to a vote of the holders of Penn Virginia Common Stock.

The holders of record of Penn Virginia Common Stock and Series A Preferred Stock shall vote together as a single class at the Special Meeting.

The holders of Penn Virginia Common Stock do not have cumulative voting rights.

QUORUM

The Lonestar Bylaws provide that, at any meeting of stockholders, the holders of a majority of the total voting power of the outstanding shares of Lonestar Common Stock and any other class or series of capital stock entitled to vote together with Lonestar Common Stock at the meeting shall be present or represented by proxy in order to constitute a quorum for the transaction of any business. Where a separate vote by one or more classes or series of capital stock is required by law or by the Lonestar Charter with respect to a particular matter to be presented at any such meeting, a majority in total voting power of the outstanding shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

The chairman of the meeting shall have the power and duty to determine whether a quorum is present at any meeting of the stockholders or for any matter to be voted on. If any shares entitled to vote in the election of directors are held, directly or indirectly, by the corporation or any of its subsidiaries, such shares held by the corporation or any such subsidiary shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the corporation or any subsidiary of the corporation to vote stock, including, but not limited to, its own stock, held by it in a fiduciary capacity. In the absence of a quorum, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 1.7 of the Lonestar Bylaws until a quorum shall be present.

The Penn Virginia Bylaws provide that unless otherwise required by law or the Existing Articles of Incorporation, the presence in person, by proxy or by means of remote communications if authorized by the Penn Virginia Board as provided in the Penn Virginia Bylaws of holders of a majority of the voting power of the then-outstanding shares of capital stock on the record date, shall constitute a quorum at all meetings of the shareholders for the transaction of business.

If a quorum is not present, the chairman of the meeting or the holders of a majority in voting power of the shares of capital stock of Penn Virginia present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another place, if any, date and time. When a quorum is once present to commence a meeting of the shareholders of Penn Virginia, it is not broken by the subsequent withdrawal of any shareholders or their proxies.

Lonestar	Penn Virginia

SPECIAL MEETINGS OF SHAREHOLDERS

The Lonestar Bylaws provide that special meetings of stockholders may be called only by (i) the chairman of the Lonestar Board, (ii) the chief executive officer of the company or (iii) the secretary of the company (a) at the request of a majority of the members of the Lonestar Board then in office or (b) at the written request of one or more holders who own, in the aggregate, at least 25 % in total voting power of the outstanding shares of Lonestar Common Stock and any other class or series of stock entitled to vote together with the Lonestar Common Stock at the annual meeting.

With respect to any special meeting called by the secretary at the written request of one or more stockholders, such notice shall include the business proposed in such stockholder request except to the extent the Lonestar Board determines in good faith that such proposed business does not constitute a proper matter for stockholder action. In which case, for the avoidance of doubt, there shall be no special meeting of stockholders.

The Lonestar Board shall have the sole power to determine the time, date and place, either within or without the State of Delaware, for any special meeting of stockholders. Provided, that a special meeting requested by one or more stockholders shall, if applicable, be held on the date specified in such stockholder request or as promptly as reasonably possible thereafter. Following such determination, it shall be the duty of the secretary to cause notice to be given to the stockholders entitled to vote at such meeting that a meeting will be held at the time, date and place and in accordance with the record date determined by the Lonestar Board.

The Penn Virginia Bylaws provide that a special meeting of the shareholders may be called only by the Penn Virginia Board, the chairman of the Penn Virginia Board, or holders of a majority of the total voting power of all the shares of Penn Virginia entitled to vote generally in the election of directors except as otherwise required by law. Special meetings of the shareholders of Penn Virginia may not be called by any person, group or entity other than those specifically enumerated above. No business may be transacted at any special meeting other than the business specified in the notice of such meeting.

NOTICE OF MEETINGS OF SHAREHOLDERS

Record Date

Pursuant to the Lonestar Bylaws, in order that Lonestar may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Lonestar Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Lonestar Board, and which record date: (i) in the case of the determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by the laws of

Record Date

Pursuant to the Penn Virginia Bylaws, in order that Penn Virginia may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, the Penn Virginia Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Penn Virginia Board and which record date shall not be more than 60 nor less than 10 days before the date of such meeting.

Lonestar	Penn Virginia
the State of Delaware, not be more than 60 nor less than 10 days before the date of such meeting, and (ii) in the case of any other lawful action, shall not be more than 60 days prior to such other action.

If no record date is fixed by the Lonestar Board: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held, and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Lonestar Board adopts the resolution relating thereto. A determination of the stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Lonestar Board may fix a new record date for the adjourned meeting.

Notice of Stockholder Meetings

Under the Lonestar Bylaws, notice of all stockholders meetings, stating (i) the place, if any, date and hour thereof, (ii) the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, (iii) the address of the place within the city, other municipality or community or the electronic network, as applicable, at which the list of stockholders may be examined, and (iv) in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered on behalf of the corporation in accordance with applicable law by the Chairman of the Lonestar Board, the Chief Executive Officer, any Vice President, the Secretary or an Assistant Secretary, to each stockholder entitled to vote thereat at least 10 days but not more than 60 days before the date of the stockholders meeting, unless a different period is prescribed by law, or the lapse of the prescribed period of time shall have been waived. In the case of a special meeting, the purpose or purposes for which the meeting is called also shall be set forth in the notice.

If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to such stockholder’s address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to

If no record date is fixed by the Penn Virginia Board, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Penn Virginia Board may fix a new record date for the adjourned meeting.

Notice of Shareholder Meetings

Pursuant to the Penn Virginia Bylaws, whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given by Penn Virginia which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which shareholders or proxyholders may be deemed to be present and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder entitled to vote at such meeting.

Without limiting the manner by which notice otherwise may be given effectively to shareholders of Penn Virginia pursuant to the VSCA, the Existing Articles of Incorporation or the Penn Virginia Bylaws, any notice to shareholders given by Penn Virginia under any provision of the VSCA, the Existing Articles of Incorporation or the Penn Virginia Bylaws shall be effective if given by a form of electronic transmission consented to by the Penn Virginia shareholder to whom the notice is given. Any such consent shall be revocable by the shareholder by written notice to the secretary. If notice is given via electronic transmission, such notice shall be deemed to be delivered: (i) by electronic mail, when directed to an electronic mail address at which the shareholder has consented to receive notice; (ii) if by a posting electronically together with separate written notice to the shareholder of such specific posting delivered by electronic mail or by the United States mail, postage prepaid, addressed to the shareholder at such shareholder’s address as it appears on the records of the corporation, upon the later of (x) such posting and (y) the giving of such

Lonestar	Penn Virginia
stockholders under the Lonestar Charter and the Lonestar Bylaws may be given by electronic transmission in the manner provided in Section 232 of the DGCL.	separate notice; and (iii) if by any other form of electronic transmission, when directed to the shareholder.

SHAREHOLDER RIGHTS PLANS

Lonestar does not currently have a stockholder rights plan in effect.	Penn Virginia does not currently have a shareholder rights plan in effect nor does the Penn Virginia Board currently have any plans to adopt any such plan or similar anti-takeover measures.

SHAREHOLDER INSPECTION RIGHTS; SHAREHOLDER LISTS

The corporation shall provide information as any stockholder reasonably requests in connection with any enquiries, investigations, actions and/or proceedings relating to that stockholder or its affiliates (as defined in the Lonestar Charter) or otherwise in order for such stockholder or its affiliates to comply with any applicable tax, law or regulation, provided that (i) the copies of the books of the corporation provided to the requesting stockholder in accordance with Section 5.4 of the Lonestar Bylaws may be provided to other stockholders if such information is determined by the Lonestar Board to be of general application to all stockholders, and (ii) upon request by the corporation, the requesting stockholder shall reimburse the corporation for the costs incurred by it in making any copies of the books of the corporation pursuant to Section 5.4 of the Lonestar Bylaws.

Under Section 13.1-771 of the VSCA, a shareholder or his or her agent has a right to inspect and copy the corporation’s stock ledger, a list of its shareholders and its other books and records during usual hours of business upon written demand at least 10 business days before the date on which the shareholder wishes to inspect and copy.

Pursuant to the Penn Virginia Bylaws, the officer of Penn Virginia who has charge of the stock ledger of Penn Virginia shall prepare and make, at least 10 days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any shareholder of Penn Virginia who is present.

In the event that Penn Virginia determines to make the list available on an electronic network, Penn Virginia may take reasonable steps to ensure that such information is available only to Penn Virginia shareholders. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any shareholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any shareholder during the whole time of the meeting on a reasonably accessible electronic

Lonestar	Penn Virginia

network, and the information required to access such list shall be provided with the notice of the meeting. Refusal or failure to prepare or make available the shareholder list shall not affect the validity of any action taken at a meeting of shareholders of Penn Virginia.

The share transfer books of Penn Virginia shall be prima facie evidence as to who are the shareholders entitled to examine the list required by the Penn Virginia Bylaws, or to vote in person or by proxy at any meeting of shareholders.

NUMBER OF DIRECTORS; DESIGNATION RIGHTS; TERM

Number of Directors

The Lonestar Charter provides that the number of directors constituting the Lonestar Board shall not be less than five or more than eleven.

There are currently five members of the Lonestar Board.

Number of Directors

The Existing Articles of Incorporation provide that the number of directors shall consist of one or more directors, and shall be determined by resolution adopted by a majority of the Penn Virginia Board. Except as otherwise provided pursuant to the Existing Articles of Incorporation relating to additional directors elected by the holders of one or more series of preferred stock, no decrease in the number of directors constituting the Penn Virginia Board shall shorten the term of any incumbent director.

Designation Rights

The Penn Virginia Board consists of nine members, including five directors (the directors from time to time appointed to the Penn Virginia Board pursuant to Juniper’s designation rights under the Existing Articles of Incorporation, the “Investor Directors”) (who may initially all be affiliates or employees of Juniper or its affiliates (“Investor Affiliated Directors”)) designated by JSTX and Rocky Creek, and their respective successors and permitted assigns (collectively, the “Permitted Series A Owners”). So long as the Permitted Series A Owners continuously hold each below listed threshold amount of the Total Shares (as defined below), the Permitted Series A Owners will have the specified director designation rights, and the Board will be composed of directors, as noted below:

•  at least 50% of the number of shares of common stock then issuable to the Permitted Series A Owners upon redemption or exchange of the common units for common stock pursuant to the Limited Partnership Agreement plus the number of shares of common stock then outstanding (such sum, the “Total

Lonestar	Penn Virginia

Shares”): (i) up to five directors (who may all be Investor Affiliated Directors) designated by Permitted Series A Owners, plus (ii) three independent directors that are not affiliated with Juniper Capital (“Non-Affiliated Directors”) and (iii) the Chief Executive Officer of the Company (“CEO”);

• at least 40%, but less than 50%, of the Total Shares: (i) up to four directors (who may all be Investor Affiliated Directors) designated by Permitted Series A Owners, plus (ii) three Non-Affiliated Directors, (iii) the CEO and (iv) one Non-Affiliated Director as recommended by the Nominating and Governance Committee of the Board (the “Governance Committee”;

•  at least 30%, but less than 40%, of the Total Shares: (i) up to three directors (who may all be Investor Affiliated Directors) designated by Permitted Series A Owners, plus (ii) three Non-Affiliated Directors and (iii) the CEO;

•  at least 20%, but less than 30%, of the Total Shares: (i) up to two directors (who may all be Investor Affiliated Directors) designated by Permitted Series A Owners, plus (ii) three Non-Affiliated Directors and (iii) the CEO; and

•  at least 10%, but less than 20%, of the Total Shares: (i) up to one director (who may be an Investor Affiliated Director) designated by Permitted Series A Owners, plus (ii) three Non-Affiliated Directors and (iii) the CEO. Subject to compliance with applicable law and stock exchange rules, (i) if Permitted Series A Owners own at least 50% of the Total Shares, the Governance Committee will include at least one Non-Affiliated Director and (ii) if Permitted Series A Owners own less than 50%, the Governance Committee will include at least one Investor Affiliated Director and one Non-Affiliated Director.

Lonestar	Penn Virginia
Term	Term

Any Lonestar director properly elected shall hold office until his or her successor is duly elected and qualified or until such director’s earlier death, resignation or removal
Any Penn Virginia director properly elected shall hold office for a term ending at the next following annual meeting of shareholders, and until such director’s successor shall have been duly elected and qualified, subject to his or her earlier death, disqualification, resignation or removal.

ELECTION OF DIRECTORS

The Lonestar Bylaws provide that, subject to the rights of the holders of any series of preferred stock, at any meeting duly called and held for the election of directors at which a quorum is present, directors shall be elected by a plurality of the combined voting power of the outstanding shares of Lonestar Common Stock and any other class or series of capital stock of Lonestar entitled to vote together with Lonestar Common Stock present in person or represented by proxy at the meeting or entitled to vote on the election of directors.

The Penn Virginia Bylaws provide that, in an uncontested election of directors, directors are elected by a majority of the votes cast by the holders of shares present in person or represented by proxy and entitled to vote on the election of directors at such meeting. For purposes of the Penn Virginia Bylaws, in an uncontested election, a “majority of the votes cast” means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director. In a contested election, nominees for election as a director are elected by a plurality of the votes cast.

So long as the Permitted Series A Owners continuously hold certain threshold amounts of the Total Shares, the Permitted Series A Owners will have the specified director designation rights listed above in the section entitled “Number of Directors; Designation Rights; Term.”

Under Penn Virginia’s corporate governance guidelines, any director who is not elected by a majority of the votes cast in an uncontested election is expected to tender his or her offer of resignation to the Governance Committee. The Governance Committee will consider the resignation offer and a range of possible responses based on the circumstances that led to the majority against vote, if known, and recommend to the Penn Virginia Board whether to accept or reject the resignation offer, or whether other actions should be taken. The Penn Virginia Board will act on the Governance Committee’s recommendation within 90 days following certification of the election results. If the Penn Virginia Board accepts a director’s resignation offer pursuant to this process, the Penn Virginia Board, with the assistance of the Governance Committee, will thereafter determine whether to fill the vacancy or reduce the size of the Penn Virginia Board.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

The Lonestar Charter provides that vacancies on the Lonestar Board resulting from death, resignation,	Pursuant to the Penn Virginia Bylaws, and subject to the rights of the Permitted Series A Owners, any

Lonestar	Penn Virginia
removal, disqualification or other causes, and newly created directorships resulting from any increase in the number of directors on the Lonestar Board, may be filled only (i) by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director, (ii) by plurality vote of the holders of shares of Lonestar Common Stock (and shares of any series of preferred stock entitled to vote with the holders of Lonestar Common Stock in an election of directors) present in person or represented by proxy at a duly called meeting of stockholders, or (iii) by written consent of holders of a majority of the shares of Lonestar Common Stock (and shares of any series of preferred stock entitled to vote with the holders of Lonestar Common Stock in an election of directors).

vacancy on the Penn Virginia Board resulting from any death, resignation, retirement, disqualification, removal from office, or newly created directorship resulting from any increase in the authorized number of directors or otherwise shall be filled only by the Penn Virginia Board, acting by a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director and not by the shareholders. A director elected to fill a vacancy shall hold office for a term expiring at the annual meeting of shareholders and until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. So long as the Permitted Series A Owners continuously hold certain threshold amounts of the Total Shares, the Permitted Series A Owners will have the specified director designation rights listed above in the section entitled “Number of Directors; Designation Rights; Term.”

REMOVAL OF DIRECTORS

Pursuant to the Lonestar Charter, and subject to the rights, if any, of holders of any series of preferred stock, any one or more directors may be removed from office, with or without cause, only by a majority of the votes cast by the holders of shares of Lonestar Common Stock and holders of any series of preferred stock entitled to vote in an election of directors who voted on such matters, either in person or represented by proxy, voting together as a single class.

Pursuant to the Penn Virginia Bylaws, and subject to the rights, if any, of the holders of shares of any class or series of preferred stock of Penn Virginia then outstanding to remove directors as set forth in the instrument of designation of such preferred stock applicable thereto, any director or the entire Penn Virginia Board may be removed from office, with or without cause, upon the affirmative vote of the holders of a majority of the total voting power of all the shares of Penn Virginia entitled to vote generally in the election of directors, voting together as a single class.

DIRECTOR NOMINATIONS BY SHAREHOLDERS

Pursuant to the Lonestar Bylaws, nominations of persons for election to the Lonestar Board may be made at an annual meeting of stockholders only (i) pursuant to Lonestar’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the Lonestar Board or (iii) as provided in the Lonestar Charter, or in the Preferred Stock Designation for any series of preferred stock, or (iv) by any stockholder of Lonestar that (x) is a stockholder of record of Lonestar at the time the written notice provided for in Section 1.5(a) of the Lonestar Charter is delivered to the secretary of Lonestar, and (y)(A) in the case of nominations of one or more persons for election to the Lonestar Board, is a holder of record as of such date of shares of Lonestar Common Stock or any other class or series of capital stock of Lonestar entitled to vote together with Lonestar Common Stock upon such election, and (B) in the case of any other matter, is a

Penn Virginia’s Bylaws provide that nominations for the election of directors may be made only at an annual or special meeting of shareholders of called for the purpose of electing directors and must be specified in the notice of meeting (or any supplement or amendment thereto) and may be made by any shareholder (1) who is a shareholder of record on the date of the giving of the notice provided for in the bylaws and on the record date for the determination of shareholders entitled to vote at such meeting and (2) who complies with the notice procedures set forth in the Penn Virginia Bylaws.

For purposes of director nominations, such notice must include, in addition to any other information required by the Penn Virginia Bylaws, the following information: (A) with respect to the shareholder who intends to make the nomination, (i) the name and

Lonestar	Penn Virginia
holder of record as of shares of Lonestar Common Stock or any other class or series of capital stock of Lonestar entitled to vote together with Lonestar Common Stock on such matter, and, in each case, complies with the notice procedures set forth in Section 1.5 of the Lonestar Charter.

In addition to any other requirements under applicable law and the Lonestar Charter, no nomination by any stockholder or stockholders of a person or persons for election to the Lonestar Board and no other proposal by any stockholder or stockholders, shall be considered properly brought before an annual meeting unless the stockholder’s notice with respect to a nomination or other action to be brought before an annual meeting shall be delivered to the secretary of Lonestar at the principal executive offices of Lonestar not later than the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 100th day prior to such annual meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation.

In the event a special meeting of stockholders is called for the purpose of electing one or more directors to the Lonestar Board (as specified in the Lonestar’s notice of such meeting), any such stockholder entitled to vote in such election may nominate a person or persons (as the case may be) for election to such director position(s) as are specified in Lonestar’s notice of such meeting by delivering written notice of such nomination to the secretary of Lonestar at the principal executive offices of Lonestar not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the date on which public announcement is first made of the date of the special meeting and of the director nominees proposed by the corporation in connection with such meeting.

address of such shareholder, (ii) the class or series and number of shares of capital stock owned beneficially and of record by such person, (iii) a description of all arrangements or understandings between such shareholder and any other person or entity in connection with the ownership of the capital stock of Penn Virginia and any material interest of such shareholder in such nomination, (iv) whether such shareholder intends to deliver a form of proxy to other equityholders of Penn Virginia to elect such nominee or nominees, (v) a representation that the shareholder is a holder of record of stock of Penn Virginia entitled to vote at such meeting and that such shareholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (vi) all other information that would be required to be provided in a proxy statement prepared in accordance with SEC Regulation 14A, (B) with respect to each proposed nominee, (i) the name, age, business address and residential address of such person, (ii) such person’s principal occupation, (iii) the class or series and number of shares of capital stock of Penn Virginia which are owned beneficially or of record by such person and (iv) all other information that would be required to be provided in a proxy statement prepared in accordance with SEC Regulation 14A and (C) a written consent executed by each proposed nominee to the effect that, if elected as a member of the Penn Virginia Board, such proposed nominee will serve for such election.

Penn Virginia’s Bylaws require that advance notice of shareholder director nominations for annual meetings be made in writing and given to Penn Virginia’s corporate secretary, together with certain specified information, not less than 90 days nor more than 120 days before the anniversary of the immediately preceding annual meeting of shareholders, subject to other timing requirements as specified in the Penn Virginia Bylaws.

SHAREHOLDER ACTION BY WRITTEN CONSENT

The DGCL provides that, unless otherwise stated in a company’s certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a

The Existing Articles of Incorporation provide that any action that may be authorized or taken at a meeting of Penn Virginia’s shareholders may be authorized or taken without a meeting only by unanimous written

Lonestar	Penn Virginia
meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted.

The Lonestar Charter provides that, any action required or permitted to be taken at any annual or special meeting of stockholders of Lonestar may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a duly called meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to Lonestar in accordance with Section 228 of the DGCL.

consent of the shareholders who would be entitled to vote on the action.

As a result of the foregoing, any action required or permitted to be taken by the shareholders of Penn Virginia must be effected at a duly called annual or special meeting of shareholders of Penn Virginia.

PREEMPTIVE RIGHTS

The Lonestar Charter provides for preemptive rights to Significant Stockholders (as defined in the Lonestar Charter) for any new equity securities in Lonestar, or any of its subsidiaries, that the Lonestar or any of its subsidiaries proposes to sell or issue for cash, other than as set forth below. Such Significant Stockholder shall have a right to purchase such new equity securities up to such stockholder’s pro rata portion (based on the number of shares of Lonestar Common Stock beneficially owned by such stockholder as of the close of business on such record date, as a percentage of the total number of then-outstanding shares of Lonestar Common Stock). The preemptive rights do not apply to certain equity issuances, as further discussed in the Lonestar Charter.
Neither the Existing Articles of Incorporation nor Penn Virginia Bylaws provide holders of Penn Virginia capital stock with preemptive rights.

ARTICLES OF INCORPORATION AMENDMENTS

Under Section 242 of the DGCL, a company’s certificate of incorporation may be amended upon a resolution of the board of directors and, subject to certain exceptions, approved by:

• the holders of a majority of the outstanding shares entitled to vote; and

• a majority of the outstanding shares of each class entitled to a class vote if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preference, or special rights of the shares of

Under Section 13.1-707 of the VSCA, a company’s articles of incorporation may be amended upon a resolution of the board of directors and, subject to certain exceptions, approved by  each voting group entitled to vote on the amendment by more than 66 2/3% of all the votes entitled to be cast by that voting group unless the board of directors requires a greater vote or the articles of incorporation provide for a greater or lesser vote or a vote by separate voting groups so long as the vote provided for is not less than a majority of all the votes cast on the amendment by each voting group entitled to vote on the amendment at a meeting at which a quorum of the voting group exists.

Lonestar	Penn Virginia
such class so as to affect them adversely, provided that if the amendment would alter or change the powers, preferences or special rights of one or more series of a class so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected shall be considered a separate class for purposes of the vote.

The Lonestar Charter provides that Lonestar reserves at any time and from time to time, to amend, modify or repeal any provision(s) contained in the Lonestar Charter, except for any provisions contained in Article XVI of the Lonestar Charter, in the manner now or hereafter prescribed by the DGCL and in accordance with the provisions of Article XV of Lonestar Charter, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to the Lonestar Charter in its present form or as hereafter amended are granted subject to the rights reserved in Article XV of the Lonestar Charter.

In addition to any approvals required by applicable law and subject to the rights of the holders of any series of preferred stock set forth in a preferred stock designation or as otherwise expressly set forth in the Lonestar Charter, approval by a majority of the Lonestar Board and Majority Stockholder Approval (as defined in the Lonestar Charter) shall be required to amend, modify or repeal any provision(s) contained in the Lonestar Charter.

The affirmative vote of more than the affirmative vote of more than 66 2/3% of the total voting power of outstanding shares entitled to vote is generally required for amendments to the Existing Articles of Incorporation. However, the Existing Articles of Incorporation provide that notwithstanding any provision of law which might otherwise permit a lesser vote, but in addition to any vote required by law and any affirmative vote of the holders of any series of preferred stock required by law, by the Existing Articles of Incorporation, or by any preferred stock designation providing for any such preferred stock, the affirmative vote of the holders of at least 67% of the total voting power of all the shares of Penn Virginia entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal, or adopt any provision inconsistent with Article X of the Existing Articles of Incorporation, which covers Corporate Opportunities. See the “Business Opportunities” section.

BYLAW AMENDMENTS

The Lonestar Bylaws may be amended or repealed or new bylaws may be adopted (i) by action of the majority of the Lonestar Board or (ii) without action of the Lonestar Board, by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Lonestar Common Stock entitled to vote generally in the election of directors, subject to the rights of the holders of any series of preferred stock. No vote of the stockholders of Lonestar shall be required to authorize, the adoption, amendment or repeal of any provision of the Lonestar Bylaws by action of a majority of the Lonestar Board.

Under the VSCA, a corporation’s shareholders or board of directors may amend or repeal bylaws, except to the extent that the corporation’s articles of incorporation or the VSCA reserve the power exclusively to the shareholders.

The Existing Articles of Incorporation provide that in addition to any affirmative vote required by law, any change of the Penn Virginia Bylaws may be adopted either:

• by the Penn Virginia Board by a majority vote at any regular or special meeting of the Penn Virginia Board at which a quorum is present or by written consent; or

Lonestar	Penn Virginia
• by the shareholders by the affirmative vote of the holders of at least a majority of the total voting power of the shares of Penn Virginia entitled to vote on the matter.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Lonestar Bylaws provide that each person (hereinafter referred to as a “Lonestar indemnitee”) who was or is made a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, action, suit, arbitration, alternative dispute mechanism, inquiry, administrative or legislative hearing, investigation or any other actual, threatened or completed proceeding, including any and all appeals, whether civil, criminal, administrative or investigative including, without limitation, an action by or in the right of the Corporation to procure a judgment in its favor, (hereinafter, a “proceeding”), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the corporation, or while a director or officer of the corporation is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprises including non-profit enterprises (an “other entity”) against all liabilities and losses, judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys’ fees and disbursements). Persons who are not directors or officers of the corporation may be similarly indemnified in respect of service to the corporation or to another entity at the request of the corporation to the extent the Lonestar Board at any time specifies that such persons are entitled to the benefits of Section 2.9 of the Lonestar Bylaws. Except as otherwise provided in Section 2.11 of the Lonestar Bylaws, the corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by the person was authorized in the specific case by the Lonestar Board

Under the VSCA, a corporation is permitted to indemnify its directors and officers in connection with certain actions, suits and proceedings brought against them if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful.

The VSCA requires such indemnification when a director or officer entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer of the corporation.

The VSCA further provides that the corporation may make any other or further indemnity (including indemnity with respect to a proceeding by or in the right of the corporation), and may make additional provision for advances and reimbursement of expenses, if authorized by the corporation’s articles of incorporation or shareholder-adopted bylaws, except an indemnity against willful misconduct or a knowing violation of criminal law.

The Existing Articles of Incorporation provide that, to the fullest extent permitted by the VSCA, Penn Virginia must indemnify any individual who is, was or is threatened to be made a party to a proceeding because such individual is or was a director or officer of Penn Virginia, or because such individual is or was serving Penn Virginia or any other legal entity in any capacity at the request of Penn Virginia, against all liabilities and reasonable expenses incurred in the proceeding.

LIMITATION OF LIABILITY OF DIRECTORS

The DGCL provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of

Under the VSCA, to the extent provided in its articles of incorporation or its shareholder-approved bylaws, a corporation may eliminate a director’s or an officer’s personal liability for monetary damages in any proceeding brought by or in the right of the

Lonestar	Penn Virginia
loyalty to such corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions; or (iv) any transaction from which the director derived an improper personal benefit.

The Lonestar Charter provides that to the fullest extent permitted by the DGCL as the same exists or as may be amended, no director of Lonestar shall be liable to Lonestar or its stockholders for monetary damages for breach of fiduciary duty as a director.

corporation or brought by or on behalf of shareholders, except for liability resulting from such director’s or officer’s willful misconduct or a knowing violation of criminal law or of any federal or state securities law.

The Existing Articles of Incorporation provide that, to the fullest extent permitted by the VSCA, as it exists or as it may be amended, a director or officer will not be personally liable to Penn Virginia or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, whether prior or subsequent to the date of the articles of incorporation.

CERTAIN BUSINESS COMBINATIONS

In general, Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless (i) prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder. Section 203 defines a “business combination” as a merger, sale or lease of assets, issuance of securities, or other similar transaction.

Section 203 defines an “interested stockholder” as a person who owns, or is an affiliate or associate of the corporation and within three years prior did own, 15% or more of such corporation’s outstanding voting stock, and the affiliates and associates of such person.

Lonestar has opted out of Section 203 of the DGCL.

Control Share Acquisitions Statute. Under the Virginia control share acquisitions statute (Article 14.1 of the VSCA), shares acquired in an acquisition that would cause an acquiror’s voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless (1) those rights are granted by a majority vote of all outstanding shares other than those held by the acquiror or any officer or employee director of the corporation or (2) the articles of incorporation or bylaws of the corporation provide that the provisions of the control share acquisitions statute do not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation’s voting stock may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. This regulation was designed to deter certain takeovers of Virginia public corporations. Virginia law permits corporations to opt out of the control share acquisition statute. Penn Virginia has not opted out.

Affiliated Transactions. Under the Virginia anti-takeover law regulating affiliated transactions (Article 14 of the VSCA), material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by the holders of at least two-thirds of the remaining voting shares. Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation

Lonestar	Penn Virginia

with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent. For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares and a majority of the disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required. The provisions of this statute do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder. As permitted by Virginia law, Penn Virginia has opted out of the affiliated transactions provisions.

FORUM SELECTION

The Lonestar Charter provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Lonestar, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Lonestar to Lonestar or to Lonestar’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Lonestar Charter or the Lonestar Bylaws or (iv) any other action asserting a claim governed by the internal affairs doctrine, except as to each of (i) through (iv) above, for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination).

The Existing Articles of Incorporation provide that the United States District Court for the Eastern District of Virginia is the sole and exclusive forum for any derivative action brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim arising under the VSCA or any action asserting a claim against us that is governed by the internal affairs doctrine. The Existing Articles of Incorporation further provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. The choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.

APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS

As Lonestar is a Delaware corporation subject to the DGCL, the stockholders of Lonestar have those appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL.

Under Section 262 of the DGCL, Lonestar

As Penn Virginia is a Virginia corporation subject to the VSCA, the shareholders of Penn Virginia have those appraisal rights provided by Article 15 of the VSCA, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Article 15 of the VSCA.

Under Article 15 of the VSCA, no dissenters’ or

Lonestar	Penn Virginia
stockholders are not entitled to appraisal or dissenters’ rights in connection with the Integrated Mergers. Please see “The Integrated Mergers—No Appraisal Rights.”
appraisal rights will be available with respect to the Integrated Mergers, the Share Issuance Proposal, the Articles of Incorporation Amendment Proposal or any of the other transactions contemplated by the Merger Agreement. Please see “The Integrated Mergers—No Appraisal Rights.”

BUSINESS OPPORTUNITIES

The Lonestar Charter provides that non-employee directors shall not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Lonestar or its affiliates or otherwise competing with Lonestar or its affiliates, and, to the fullest extent permitted by applicable law, non-employee directors of Lonestar shall not be liable to Lonestar or its stockholders for breach of any fiduciary duty by reason of any such activities. However, Lonestar does not renounce its interest in any corporate opportunity offered to any non-employee director if such opportunity is expressly offered solely to such non-employee director in his or her capacity as a director of Lonestar.

The Existing Articles of Incorporation provide, subject to certain limitations, that Penn Virginia expressly waives any fiduciary duty owed to it by Penn Virginia’s directors with respect to any business opportunities that may be of interest to Penn Virginia, including any conflict of interest caused if one of Penn Virginia’s directors takes advantage of such a business opportunity. Penn Virginia’s directors may further their self-interest and engage in such a business opportunity for their own benefit so long as such a director did not specifically become aware of the opportunity in his or her capacity as a representative of Penn Virginia. Penn Virginia’s directors may engage in the same or similar business as Penn Virginia and have no duty to share any business opportunity that may be of interest to Penn Virginia if such a director learned of the opportunity outside of his or her role as a representative of Penn Virginia. Further, under the registration rights agreement, Juniper Capital, its affiliates and the investor directors are not obligated to present any business opportunities, other than those presented to such persons solely in their role as directors to Penn Virginia.

CERTAIN BENEFICIAL OWNERS OF PENN VIRGINIA COMMON STOCK
Unless otherwise indicated below, the following table sets forth, as of   , 2021, the amount and percentage of outstanding shares of Penn Virginia Common Stock and Series A Preferred Stock beneficially owned by (i) each person known by us to beneficially own more than 5% of the outstanding shares of Penn Virginia Common Stock or Series A Preferred Stock, (ii) each of the executive officers named in the “summary compensation table” set forth in Penn Virginia’s definitive proxy statement for the May 3, 2021 Annual Meeting of Shareholders and Penn Virginia’s current directors and (iii) all of Penn Virginia’s current executive officers and directors as a group.
Penn Virginia has determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of   , 2021. These shares are deemed to be outstanding and beneficially owned by the person holding those shares for the purpose of computing the percentage ownership of that person, but not for the purpose of computing the percentage ownership of any other person.
Except as otherwise noted below, the address for persons listed in the table is c/o Penn Virginia Corporation, 16285 Park Ten Place, Suite 500, Houston, Texas 77084.
Name of Beneficial Owners(1)	Penn Virginia Common Stock Beneficially Owned	Penn Virginia Common Stock Percent of Class(2)	Series A Preferred Stock Beneficially Owned	Series A Preferred Stock Percent of Class(2)	Combined Voting #(3)	Combined Voting (%)(2)
5%+ Holders:
Juniper Capital Advisors, L.P.(4)	—	—	225,489.98	100%	22,548,998	59.6%
BlackRock, Inc(5)	2,364,012	15.4%	—	—	2,364,012	6.2%
The Vanguard Group(6)	1,189,469	7.8%	—	—	1,189,469	3.1%
Directors/Named Executive Officers
Edward Geiser(7)	—	—	225,489.98	100%	22,548,998	59.6%
Darin G. Holderness	13,493	*	—	—	13,493	*
Jeffrey E. Wojahn	6,344	*	—	—	6,344	*
Tiffany Thom Cepak	6,344	*	—	—	6,344	*
Kevin Cumming	—	—	—	—	—	—
Joshua Schmidt	—	—	—	—	—	—
Temitope Ogunyomi	—	—	—	—	—	—
Tim Gray	—	—	—	—	—	—
Darrin Henke	19,166	*	—	—	19,166	*
John A. Brooks(8)	36,414	*	—	—	36,414	*
Russell T Kelley, Jr.	13,432	*	—	—	13,432	*
Benjamin A. Mathis(9)	17,967	*	—	—	17,967	*
Directors and Executive Officers as a group (10 persons)	58,779	*	225,489.98	100%	22,607,777	59.7%
*	Represents less than 1%.
(1)	Unless otherwise indicated, all shares are owned directly by the named holder and such holder has the sole power to vote and dispose of such shares.
(2)	Based on 15,312,273 shares of Penn Virginia Common Stock and 225,489.98 shares of Series A Preferred Stock issued and outstanding on July 30, 2021.
(3)
Reflects the combined voting power of the Series A Preferred Stock and Penn Virginia Common Stock. Each 1/100th of a share of Series A Preferred Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Penn Virginia Common Stock (subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions) and is redeemable or exchangeable for (together with one Common Unit) one share of Penn Virginia Common Stock, subject to certain conditions.

(4)
Based on a Schedule 13D filed with the SEC on January 25, 2021, and a Form 4 filed with the SEC on June 4, 2021, Juniper Capital Advisors, L.P. has shared voting power with respect to 225,489.98 shares of Series A Preferred Stock which are redeemable or exchangeable for 22,548,998 shares of Penn Virginia Common Stock, subject to certain conditions. Juniper Capital II GP, L.P. has shared dispositive power with respect to 54,061.41 shares of Series A Preferred Stock which are redeemable or exchangeable for 5,406,141 shares of Penn Virginia Common Stock, subject to certain conditions, including 2,479.5 shares of Series A Preferred Stock (redeemable or exchangeable for 247,950 shares of Penn Virginia Common Stock) placed in escrow for indemnification claims. Juniper Capital III GP, L.P. has shared dispositive power with respect to 171,428.57 shares of Series A Preferred Stock which are redeemable or exchangeable for 17,142,857 shares of Penn Virginia Common Stock, subject to certain conditions. The address of Juniper Capital Advisors, L.P., Juniper Capital II GP, L.P. and Juniper Capital III GP. L.P. is 2727 Allen Parkway, Suite 1850, Houston, Texas 77019.
(5)
Based solely on a Schedule 13G filed with the SEC on January 25, 2021 by BlackRock, Inc. Such filing indicates that, as of December 31, 2020, BlackRock, Inc. had sole voting power with respect to 2,348,882 shares of Penn Virginia Common Stock and sole dispositive power with respect to 2,364,012 shares of Penn Virginia Common Stock. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(6)
Based solely on a Schedule 13G filed with the SEC on February 10, 2021 by The Vanguard Group. Such filing indicates that, as of December 31, 2020, The Vanguard Group had sole dispositive power with respect to 1,177,033 shares of Penn Virginia Common Stock, shared voting power with respect to 9,003 shares of Penn Virginia Common Stock and shared dispositive power with respect to 12,436 shares of Penn Virginia Common Stock. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(7)
Based on a Schedule 13D filed with the SEC on January 25, 2021, and a Form 4 filed with the SEC on June 4, 2021, Mr. Geiser has shared voting and dispositive power over 225,489.98 shares of Series A Preferred Stock which is redeemable or exchangeable for 22,548,998 shares of Penn Virginia Common Stock, subject to certain conditions.

(8)	Mr. Brooks retired from the Company effective August 31, 2020. Reported holdings are based on Company records as of such date.
(9)	Mr. Mathis separated from the Company effective January 4, 2021. Reported holdings are based on Company records as of such date.

CERTAIN BENEFICIAL OWNERS OF LONESTAR COMMON STOCK
The following table sets forth certain information with respect to holdings of Lonestar Common Stock by (i) stockholders who beneficially owned more than 5% of the outstanding shares of Lonestar Common Stock, and (ii) each of Lonestar’s directors (which includes all nominees), each of Lonestar’s named executive officers and all directors and executive officers as a group as of   , 2021, unless otherwise indicated. The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on 10,107,081 shares of Lonestar Common Stock outstanding as of   , 2021. Except as described in the footnotes to the table below, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to warrants, restricted stock units or other rights or conversion privileges held by such person, that may be exercisable or settled for or converted into shares of Common Stock within 60 days of   , 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.
Unless otherwise indicated, the address of each beneficial owner listed below is c/o Lonestar Resources US Inc., 111 Boland Street, Suite 301, Fort Worth, Texas, 76107. Lonestar believes, based on information provided to Lonestar that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.
Names of Beneficial Owner	Number of LONE Shares	Percentage of Class
5% or Greater Stockholders
David J. Matlin(1)	1,909,786	18.9%
Loomis, Sayles & Co(2)	1,758,528	17.4%
William R. Kruse(3)	1,518,676	15.0%
FS Energy & Power Fund (FSEK)(4)	864,000	8.6%
Hotchkis and Wiley Capital Management(5)	815,809	8.1%
B-29 Holdings(6)	592,747	5.9%
Lisa Matlin(7)	576,000	5.7%
Named Executive Officers and Directors
Frank D. Bracken, III	27,892	*
Jana Payne	7,756	*
Directors (other than Mr. Bracken)
Richard Burnett	9,800	*
Eric Long	—	*
Gary D. Packer	9,800	*
Andrei Verona	9,800	*
All executive officers and directors as a group (7 persons)	65,048	—%
*	Less than one percent.
(1)
Based on a Schedule 13G filed by David J. Matlin on December 3, 2020, (i) David J. Matlin reported that he had sole voting and dispositive power with respect to 1,909,786 shares of Common Stock. The address of David J. Matlin is 70 East 55th Street, 9th Floor, New York, New York 10022.

(2)
Based on a Schedule 13G filed by Loomis, Sayles & Co., L.P. (“Loomis”) on February 16, 2021, Loomis reported that it had sole voting power with respect to 1,680,000 shares of Common Stock, shared voting power with respect to 52,608 shares of Common Stock and dispositive power with respect to 1,758,528 shares of Common Stock. The address of Loomis is One Financial Center, Boston, MA 02111.

(3)
Based on a Schedule 13G/A filed by William R. Kruse and William T. Kruse on April 9, 2021, (i) William R. Kruse reported that he had shared voting and dispositive power with respect to 1,404,699 shares of Common Stock, and (ii) William T. Kruse reported that he had shared voting and dispositive power with respect to 1,404,699 shares of Common Stock. The address of William R. Kruse and William T. Kruse is 1340 S. Main Street, Suite 300, Grapevine, TX 76051.

(4)	The address of FS Energy & Power Fund (FSEK) is 600 New Hampshire Ave NW, Suite 1200, Washington, DC 20037.
(5)
Based on a Schedule 13G filed by Hotchkis and Wiley Capital Management, LLC (“HWCM”) on February 11, 2021, HWCM reported that it had sole voting power with respect to 810,809 shares of Common Stock and dispositive power with respect to 815,809 shares of Common Stock. The Hotchkis and Wiley High Yield Fund, an investment company registered under the Investment Company Act of 1940, has an interest of 631,604 shares. The address of HWCM is 601 S. Figueroa Street, 39th Floor, Los Angeles, CA 90017.

(6)
Based on a Schedule 13G filed by B-29 Holdings, LP on April 12, 2021, (i) B-29 Holdings, LP reported that it had shared voting and dispositive power with respect to 592,747 shares. The address of B-29 Holdings, LP is 1700 Pacific Avenue, Suite 3840, Dallas, TX 75201.

(7)
Based on a Schedule 13G filed by Lisa Matlin on December 2, 2020, Inc., (i) Lisa Matlin reported that he had sole voting and dispositive power with respect to 576,000 shares of Common Stock. The address of Lisa Matlin is P.O. Box 63, New York, New York 10014.

VALIDITY OF PENN VIRGINIA COMMON STOCK
The validity of the shares of Penn Virginia Common Stock offered hereby will be passed upon for Penn Virginia by Hunton Andrews Kurth LLP, Richmond, Virginia.

TAX OPINION
Certain U.S. federal income tax consequences relating to the Integrated Mergers will be passed upon for Lonestar by Vinson & Elkins LLP.

EXPERTS
Penn Virginia
The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
Certain estimates of Penn Virginia’s oil and natural gas reserves and related future net cash flows related to Penn Virginia’s properties as of December 31, 2020, incorporated by reference in this proxy statement/consent solicitation statement/prospectus and elsewhere in the registration statement were based upon reserve estimates made by Penn Virginia’s reservoir engineers under the supervision of Penn Virginia’s management. A portion of these reserve estimates are audited each year by DeGolyer and MacNaughton, Inc., an independent petroleum engineering firm.
Lonestar
The consolidated financial statements of Lonestar Resources US, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this proxy statement/consent solicitation statement/prospectus within Annex F and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.
Certain estimates of Lonestar’s oil and natural gas reserves and related future net cash flows related to Lonestar’s properties as of December 31, 2020, attached to proxy statement/consent solicitation statement/prospectus and referenced elsewhere in the registration statement were based upon reserve estimates made by Lonestar’s reservoir engineers under the supervision of Lonestar’s management. A portion of these reserve estimates are audited each year by W.D. Von Gonten & Co., an independent petroleum engineering firm.

SHAREHOLDER PROPOSALS
Penn Virginia
Penn Virginia held its 2021 annual meeting of shareholders on May 3, 2021. Any shareholder who wishes to submit a proposal for consideration at the Penn Virginia 2022 annual meeting of shareholders, and who wishes to have such proposal included in the proxy materials related thereto, must comply with the provisions of Rule 14a-8 of the proxy rules of the SEC and must deliver such proposal in writing to Penn Virginia’s corporate secretary at Penn Virginia’s principal executive offices in Houston, Texas, not later than December 1, 2021.
The Penn Virginia Bylaws prescribe the procedures that a shareholder must follow to nominate directors for election at an annual meeting of shareholders or to bring other business before an annual meeting (other than proposals that have been submitted for inclusion in the proxy materials for such meeting, including under Rule 14a-8). The chairman of the meeting may refuse to acknowledge the nomination of any person as a director or any other proposal by a shareholder not made in compliance with these procedures. The following summary of these procedures is qualified by reference to the Penn Virginia Bylaws, a copy of which may be obtained, without charge, upon written request to Penn Virginia Corporation, Attention: Corporate Secretary, 16285 Park Ten Place, Suite 500, Houston, Texas 77084.
The Penn Virginia Bylaws require that to have a proposal voted upon at the 2022 annual meeting of shareholders, including a proposal relating to nominations for the elections of directors, the proposing shareholder must have delivered in writing to the secretary of Penn Virginia at Penn Virginia’s principal executive office the notice of such proposal no earlier than January 3, 2022 and no later than February 2, 2022; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which notice of the date of the 2022 annual meeting is mailed or public announcement of the date of the 2022 annual meeting is made, whichever occurs first. Such notice for a proposal of business, other than nomination of directors, must include, in addition to any other information required by the Penn Virginia Bylaws, the following information: (A) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (B) with respect to the shareholder giving the notice, (i) the name and address of such shareholder, (ii) the class or series and number of shares of capital stock owned beneficially and of record by such person, (iii) a description of all arrangements or understandings between such shareholder and any other person or entity in connection with the ownership of the capital stock of Penn Virginia and the proposal and any material interest of such shareholder in such proposal, (iv) whether such shareholder intends to deliver a form of proxy to other equityholders of Penn Virginia of at least the percentage of Penn Virginia’s voting shares required to approve the proposal, (v) a representation that the shareholder is a holder of record of stock of Penn Virginia entitled to vote at such meeting and that such shareholder intends to appear in person or by proxy at the meeting to introduce the business specified in the notice and (vi) all other information with respect to such shareholder that would be required to be provided in a proxy statement prepared in accordance with SEC Regulation 14A.
For purposes of director nominations, such notice must include, in addition to any other information required by the Penn Virginia Bylaws, the following information: (A) with respect to the shareholder who intends to make the nomination, (i) the name and address of such shareholder, (ii) the class or series and number of shares of capital stock owned beneficially and of record by such person, (iii) a description of all arrangements or understandings between such shareholder and any other person or entity in connection with the ownership of the capital stock of Penn Virginia and any material interest of such shareholder in such nomination, (iv) whether such shareholder intends to deliver a form of proxy to other equityholders of Penn Virginia to elect such nominee or nominees, (v) a representation that the shareholder is a holder of record of stock of Penn Virginia entitled to vote at such meeting and that such shareholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (vi) all other information that would be required to be provided in a proxy statement prepared in accordance with SEC Regulation 14A, (B) with respect to each proposed nominee, (i) the name, age, business address and residential address of such person, (ii) such person’s principal occupation, (iii) the class or series and number of shares of capital stock of Penn Virginia which are owned beneficially or of record by such person and (iv) all other information that would be required to be provided in a proxy statement prepared in accordance with SEC Regulation 14A and (C) a written consent executed by each proposed nominee to the effect that, if elected as a member of the Penn Virginia Board, such proposed nominee will serve for such election. Only candidates nominated by shareholders for election as a member of the Penn Virginia Board in accordance with the Penn Virginia Bylaw provisions will be eligible to be nominated for election as a member of the Penn Virginia Board at the 2022 annual meeting of shareholders, and any candidate not nominated in accordance with such provisions will not be considered or acted upon for election as a director at such meeting of shareholders.
For more information regarding stockholder proposals for the Penn Virginia 2022 Meeting, see the “Submission of Shareholder Proposals and Nominations” section of Penn Virginia’s definitive proxy statement on Schedule 14A filed with the SEC on April 7, 2021.

HOUSEHOLDING OF PROXY MATERIALS
Each registered Penn Virginia shareholder and Lonestar stockholder (meaning you own shares in your own name on (i) the books of Lonestar’s transfer agent, Computershare, Inc. or (ii) the books of Penn Virginia’s transfer agent, American Stock Transfer & Trust Company) will receive one copy of this proxy statement/consent solicitation statement/prospectus per account, regardless of whether you have the same address as another stockholder of record. SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. If you hold shares through a broker, some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.
Penn Virginia will promptly deliver, upon oral or written request, a separate copy of this proxy statement/consent solicitation statement/prospectus to any Penn Virginia shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be made by calling Penn Virginia’s Investor Relations Department at (713) 722-6500 or by sending a written request to Penn Virginia’s Vice President, Chief Legal Counsel and Corporate Secretary at 16285 Park Ten Place, Suite 500, Houston, Texas 77084, and Penn Virginia will promptly deliver a separate copy of these materials.

WHERE YOU CAN FIND MORE INFORMATION
Penn Virginia and Lonestar file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Penn Virginia and Lonestar, which you can access at www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/consent solicitation statement/prospectus.
Penn Virginia has filed with the SEC a registration statement on Form S-4 of which this proxy statement/consent solicitation statement/prospectus forms a part. The registration statement registers the shares of Penn Virginia Common Stock to be issued to Lonestar stockholders in connection with the Integrated Mergers. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Penn Virginia and Lonestar, respectively. The rules and regulations of the SEC allow Penn Virginia and Lonestar to omit certain information included in the registration statement from this proxy statement/consent solicitation statement/prospectus.
In addition, the SEC allows Penn Virginia and Lonestar to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/consent solicitation statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/consent solicitation statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/consent solicitation statement/prospectus as described below.
Set forth below is a list of the documents previously filed with the SEC by Lonestar under the Exchange Act that are included as annexes to this proxy statement/consent solicitation statement/prospectus.
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2020;
•	Amendment No. 1 to Lonestar’s Annual Report on Form 10-K for the year ended December 31, 2020;
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021; and
•	Report of W.D. Von Gonten & Co. regarding Lonestar’s estimated proved reserves as of December 31, 2020.
This proxy statement/consent solicitation statement/prospectus also incorporates by reference the documents listed below that Penn Virginia has previously filed with the SEC. They contain important information about Penn Virginia and its financial condition.
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 9, 2021 (the “Penn Virginia Annual Report”);
•	Definitive Proxy Statement on Schedule 14A for the 2021 annual meeting of shareholders, filed with the SEC on April 7, 2021;
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, filed with the SEC on May 4, 2021 and August 4, 2021, respectively;
•
Current Reports on Form 8-K filed with the SEC on January 6, 2021, January 14, 2021, January 21, 2021, February 4, 2021, May 4, 2021, May 7, 2021, July 13, 2021, July 26, 2021, July 29, 2021 and August 13, 2021 (in each case excluding any information furnished pursuant to Item 2.02 or Item 7.01); and

•	The description of Penn Virginia’s Capital Stock filed as Exhibit 4.1 to the Penn Virginia Annual Report, including any amendment or report filed for the purposes of updating such description.
To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.
In addition, Penn Virginia incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/consent solicitation statement/prospectus and before the date of the Special Meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this proxy statement/consent solicitation statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.
Statements contained in this proxy statement/consent solicitation statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC.
You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from Penn Virginia or Lonestar, as applicable, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:
Penn Virginia Corporation 16285 Park Ten Place, Suite 500 Houston, TX 77084 (713) 722-6500	Lonestar Resources US Inc. 111 Boland Street, Suite 301 Fort Worth, TX 76107 (817) 921-1889
These documents are available from Penn Virginia or Lonestar, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part. You can also find information about Penn Virginia and Lonestar at their Internet websites at www.pennvirginia.com and www.lonestarresources.com, respectively. Information contained on these websites does not constitute part of this proxy statement/consent solicitation statement/prospectus.
If you would like to request any of the Penn Virginia documents that are incorporated by reference into this proxy statement/consent solicitation statement/prospectus, please do so by   , 2021 in order to receive them before the Special Meeting.
This proxy statement/consent solicitation statement/prospectus serves as a proxy statement of Penn Virginia, a consent solicitation statement of Lonestar and a prospectus of Penn Virginia. It is a proxy statement because the Penn Virginia Board is soliciting proxies using this proxy statement/consent solicitation statement/prospectus from its shareholders. It is a consent solicitation statement because the board of directors of Lonestar is soliciting written consent using this proxy statement/consent solicitation statement/prospectus from its stockholders. It is a prospectus because Penn Virginia will issue shares of Penn Virginia Common Stock as consideration in the Integrated Mergers. Neither Penn Virginia nor Lonestar has authorized anyone to give any information or make any representation about the Integrated Mergers or Penn Virginia or Lonestar that is different from, or in addition to, that contained in this proxy statement/consent solicitation statement/prospectus or in any of the materials that Penn Virginia or Lonestar has incorporated by reference herein or attached hereto. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/consent solicitation statement prospectus is dated   , 2021. You should not assume that the information is accurate as of any date other than that date, and neither its mailing to Penn Virginia shareholders or Lonestar stockholders, nor the issuance of shares of Penn Virginia Common Stock in the Integrated Mergers, will create any implication to the contrary.

Annex A
AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

PENN VIRGINIA CORPORATION

AND

LONESTAR RESOURCES US INC.

July 10, 2021

EXHIBITS
Exhibit A	Form of Lambda Support Agreement
Exhibit B	Form of Pi Support Agreement
Exhibit C	Form of A&R Limited Liability Company Agreement of Surviving Company
Exhibit D	Form of Lambda Stockholder Written Consent
ANNEXES
Annex I	Index of Defined Terms

Agreement and Plan of Merger
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into on July 10, 2021, by and between Penn Virginia Corporation, a Virginia corporation (“Pi”), and Lonestar Resources US Inc., a Delaware corporation (“Lambda”).
Recitals
WHEREAS, Pi and Lambda intend to effect (i) a merger (the “First Merger”) of Upsilon Merger Sub Inc., a Delaware corporation and a wholly-owned, direct Subsidiary of Pi to be own by Pi prior to the Closing (“Merger Sub Inc.”), with and into Lambda in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with Lambda continuing as the surviving corporation in the First Merger (the “Surviving Corporation”), and, (ii) immediately following the First Merger, the merger (the “Second Merger” and, together with the First Merger, the “Integrated Mergers”) of the Surviving Corporation with and into Pi Merger Sub LLC, a Delaware limited liability company and a wholly owned, direct Subsidiary of Pi to be owned by Pi prior to the Closing (“Merger Sub LLC”), in accordance with this Agreement, the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), with Merger Sub LLC continuing as the surviving Entity in the Second Merger (the “Surviving Company”);
WHEREAS, the Board of Directors of Lambda (the “Lambda Board”) has unanimously (i) determined that this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Lambda and the holders of Lambda Common Stock (the “Lambda Stockholders”), (ii) (A) approved and declared advisable this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement, and (B) approved and declared advisable the Pi Support Agreement and the transactions contemplated thereby and (iii) resolved to recommend that the Lambda Stockholders adopt and approve this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement (the recommendation referred to in this clause (iii), the “Lambda Recommendation”);
WHEREAS, the Board of Directors of Pi (the “Pi Board”) has unanimously (i) determined that this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement are in the best interests of, and advisable to, Pi and its stockholders (the “Pi Stockholders”), (ii) (A) approved and declared advisable this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement, and (B) approved and declared advisable the Lambda Support Agreements and the transactions contemplated thereby, and (iii) resolved to recommend that the Pi Stockholders approve the issuance of shares of Pi Common Stock in connection with the First Merger (the “Stock Issuance”) (the recommendation referred to in this clause (iii), the “Pi Recommendation”);
WHEREAS, as of Closing, (i) the Board of Directors of Merger Sub Inc. has unanimously (a) determined that this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement are in the best interests of, and advisable to, Merger Sub Inc. and its sole stockholder, (b) approved and declared advisable this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement and (c) recommended that its sole stockholder adopt and approve this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement and, (ii) Pi, which is the sole stockholder of Merger Sub Inc. and the sole member of Merger Sub LLC, has approved and adopted this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement;
WHEREAS, in order to induce Pi to enter into this Agreement, Pi has requested that Lambda Stockholders collectively holding at least 75% of the shares of Lambda common stock outstanding (the “Lambda Supporting Stockholders”) execute and deliver to Pi, following the execution of this Agreement and prior to the Support Agreement Deadline, a Support Agreement (collectively, the “Lambda Support Agreements”) in the form of Exhibit A attached hereto, pursuant to which, among other things, the Lambda Supporting Stockholders agree to vote in favor of this Agreement, the First Merger and the other transactions contemplated by this Agreement;
WHEREAS, in order to induce Lambda to enter into this Agreement, Lambda has requested that entities affiliated with Juniper Capital Advisors, L.P. (collectively, “Juniper”) execute and deliver to Lambda, following the execution of this Agreement and prior to the Support Agreement Deadline, a Support Agreement (the “Pi Support Agreement”) in the form of Exhibit B attached hereto, pursuant to which, among other things, Juniper agrees to vote in favor of the Stock Issuance and the other transactions contemplated by this Agreement;
WHEREAS, for U.S. federal income tax purposes, it is intended that the Integrated Mergers, taken together, constitute an integrated plan and qualify as a “reorganization” within the meaning of Section 368(a) of the Internal

Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a); and WHEREAS, Pi and Lambda desire to make certain representations, warranties, covenants and agreements in connection with the Integrated Mergers and also to prescribe various conditions to the Integrated Mergers.
NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements hereinafter set forth, the parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE I

THE INTEGRATED MERGERS
Section 1.1 The Integrated Mergers.
(a) Merger of Merger Sub Inc. into Lambda. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub Inc. shall be merged with and into Lambda, and the separate corporate existence of Merger Sub Inc. shall cease, and Lambda shall continue as the surviving corporation in the First Merger (the “Surviving Corporation”) as a wholly-owned, direct Subsidiary of Pi.
(b) Merger of the Surviving Corporation into Merger Sub LLC. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the DLLCA, at the Second Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub LLC, the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub LLC shall continue as the Surviving Company and a wholly-owned, direct Subsidiary of Pi.
Section 1.2 Effect of Integrated Mergers.
(a) At the Effective Time, the First Merger shall have the effects set forth in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. At the Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of Lambda and Merger Sub Inc. shall vest in the Surviving Corporation, and all debts, liabilities and duties of Lambda and Merger Sub Inc. shall become the debts, liabilities and duties of the Surviving Corporation.
(b) At the Second Merger Effective Time, the Second Merger shall have the effects set forth in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL and the DLLCA. At the Second Merger Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of the Surviving Corporation and Merger Sub LLC shall vest in the Surviving Company, and all debts, liabilities and duties of the Surviving Corporation and Merger Sub LLC shall become the debts, liabilities and duties of the Surviving Company.
Section 1.3 Closing; Effective Time. The closing of the Integrated Mergers (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 609 Main Street, Suite 4700, Houston, Texas 77002 on a date to be mutually agreed upon by Pi and Lambda (the “Closing Date”), which date shall be no later than the second Business Day after the conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other time as Pi and Lambda shall mutually agree. Immediately following the Closing, Lambda and Pi shall cause (a) a certificate of merger (the “First Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL effecting the First Merger and (b) a certificate of merger (the “Second Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DCGL and the DLLCA effecting the Second Merger. The First Merger shall become effective upon such filing and acceptance of the First Certificate of Merger with the Secretary of State of the State of Delaware, or at such later date and time as agreed by Pi and Lambda and as set forth in the First Certificate of Merger (the “Effective Time”). The Second Merger shall become effective one minute after the Effective Time (the “Second Merger Effective Time”), as the parties shall specify in the Second Certificate of Merger.
Section 1.4 Organizational Documents.
(a) Certificate of Incorporation and Bylaws of the Surviving Corporation.
(i) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated so that it reads in its entirety the same as the certificate of incorporation of Merger

Sub Inc. as in effect immediately prior to the Effective Time (except that all references therein to Merger Sub Inc. shall be automatically amended to become references to the Surviving Corporation), until thereafter changed or amended as provided therein, subject to Section 5.8(b), or by applicable Law.
(ii) At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated so that they read in their entirety the same as the bylaws of Merger Sub Inc. as in effect immediately prior to the Effective Time (except that all references therein to Merger Sub Inc. shall be automatically amended to become references to the Surviving Corporation), until thereafter changed or amended as provided therein, subject to Section 5.8(b), or by applicable Law.
(b) Certificate of Formation and Limited Liability Company Agreement of the Surviving Company.
(i) At the Second Merger Effective Time, the certificate of formation of Merger Sub LLC in effect as of immediately prior to the Second Merger Effective Time shall be the certificate of formation of the Surviving Company, until thereafter changed or amended as provided therein, subject to Section 5.8(b), or by applicable Law.
(ii) At the Second Merger Effective Time, the limited liability company agreement of the Surviving Company shall be amended and restated pursuant to the Second Merger in its entirety as set forth on Exhibit C, until thereafter changed or amended as provided therein, subject to Section 5.8(b), or by applicable Law.
(iii) The name of the Surviving Company shall be a name chosen by Pi prior to the Effective Time.
Section 1.5 Directors and Officers of the Surviving Corporation and Surviving Company.
(a) Subject to applicable Law, the parties shall take all actions necessary such that the Persons who are the directors of Merger Sub Inc. immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and such initial directors shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
(b) The officers of Merger Sub Inc. immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and such initial officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
(c) The officers of Merger Sub LLC immediately prior to the Second Merger Effective Time shall be the initial officers of the Surviving Company and such initial officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
Section 1.6 Effect on Capital Stock.
(a) At the Effective Time, by virtue of the First Merger and without any further action on the part of Pi, Merger Sub Inc., Lambda or any holder of capital stock thereof:
(i) each share of common stock, $0.001 par value, of Lambda (the “Lambda Common Stock”) held immediately prior to the Effective Time by Pi, Merger Sub Inc., or Lambda (collectively, the “Excluded Shares”), shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii) subject to Section 1.6(b) and Section 1.6(c), each share of Lambda Common Stock issued and outstanding (other than Excluded Shares) immediately prior to the Effective Time shall be converted into the right to receive from Pi 0.51 fully paid and nonassessable shares of common stock, $0.01 par value, of Pi (the “Pi Common Stock”).
The number of shares of Pi Common Stock into which each share of Lambda Common Stock shall be converted, as specified in Section 1.6(a)(ii) (as such number may be adjusted in accordance with Section 1.6(b)), is referred to as the “Exchange Ratio.” The aggregate number of shares of Pi Common Stock issuable pursuant to Section 1.6(a)(ii), together with any cash to be paid in lieu of any fractional shares of Pi Common Stock in accordance with Section 1.6(c), is referred to as the “Merger Consideration.”
(b) Without limiting the parties’ respective obligations under Section 4.1 and Section 4.2, including Section 4.1(b)(i) and Section 4.2(b)(i), if, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Lambda Common Stock or Pi Common Stock shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, then the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Exchange Ratio or any such other amounts payable pursuant to this Agreement.
(c) No fractional shares of Pi Common Stock shall be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a holder of Pi Common Stock. Any holder of Lambda Common Stock who would otherwise be entitled to receive a fraction of a share of Pi Common Stock pursuant to the First Merger (after taking into account all shares of Lambda Common Stock held immediately prior to the Effective Time by such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Lambda Stock Certificate(s) or Book-Entry Common Shares, be paid in cash the dollar amount specified by Section 1.8(f).
(d) At the Effective Time, by virtue of the First Merger and without any action on the part of Pi, Merger Sub Inc., Lambda or any holder of capital stock thereof, each share of capital stock of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time. From and after the Effective Time, all certificates representing the common stock of Merger Sub Inc. shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
(e) At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of Pi, the Surviving Corporation, Merger Sub LLC or the holders of any shares of capital stock or other equity interests of Pi, the Surviving Corporation or Merger Sub LLC, each share of common stock of the Surviving Corporation issued pursuant to the First Merger and outstanding immediately prior to the Second Merger Effective Time shall automatically be cancelled and retired and cease to exist, and no consideration shall be delivered in exchange therefor, and Pi shall continue as the sole member of the Surviving Company.
Section 1.7 Closing of Lambda’s Transfer Books.
(a) At the Effective Time: (i) all shares of Lambda Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and (A) each certificate (a “Lambda Stock Certificate”) formerly representing any share of Lambda Common Stock (other than an Excluded Share) and (B) each Book-Entry Common Share formerly representing any share of Lambda Common Stock (other than an Excluded Share) shall represent only the right to receive shares of Pi Common Stock (and cash in lieu of any fractional share of Pi Common Stock) as contemplated by Section 1.6 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 1.8(c), and all holders of Lambda Stock Certificates or Book-Entry Common Shares shall cease to have any rights as stockholders of Lambda; and (ii) the stock transfer books of Lambda shall be closed with respect to all shares of Lambda Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Lambda Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Lambda Stock Certificate is presented to the Exchange Agent or to the Surviving Corporation or Pi, such Lambda Stock Certificate shall be canceled and shall be exchanged as provided in this Article I.
Section 1.8 Exchange Fund; Exchange of Certificates.
(a) Prior to the Closing Date, Pi and Lambda shall mutually select a bank or trust company, which may be the transfer agent for the Pi Common Stock, to act as exchange agent in the First Merger (the “Exchange Agent”), and, not later than the Effective Time, Pi shall enter into an agreement with the Exchange Agent, which will provide that, at or prior to the Effective Time, Pi shall deposit with the Exchange Agent all of the shares of Pi Common Stock required to pay the aggregate Merger Consideration pursuant to Section 1.6(a)(ii) and Section 1.8(f). The shares of Pi Common Stock so deposited with the Exchange Agent, together with (i) any dividends or distributions received by the Exchange Agent with respect to such shares and (ii) proceeds received from the sale of the Pi Excess Shares pursuant to Section 1.8(f), are referred to collectively as the “Exchange Fund.”

(b) As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Pi shall cause the Exchange Agent to mail to the record holders of Lambda Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Pi and Lambda may reasonably specify (including a provision confirming that delivery of Lambda Stock Certificates shall be effected, and risk of loss and title to Lambda Stock Certificates shall pass, only upon delivery of such Lambda Stock Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Lambda Stock Certificates in exchange for Pi Common Stock, as provided in Section 1.6, and any cash in lieu of a fractional share which the shares of Lambda Common Stock represented by such Lambda Stock Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends or distributions to be paid pursuant to Section 1.8(c). Upon surrender of a Lambda Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Pi, (A) the holder of such Lambda Stock Certificate shall be entitled to receive in book-entry form the number of whole shares of Pi Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6 (and cash in lieu of any fractional share of Pi Common Stock) as well as any dividends or distributions to be paid pursuant to Section 1.8(c), and (B) the Lambda Stock Certificate so surrendered shall be immediately canceled.
(c) No dividends or other distributions declared with respect to the Pi Common Stock shall be paid to the holder of any unsurrendered Lambda Stock Certificate until the holder thereof shall surrender such Lambda Stock Certificate in accordance with this Article I. After the surrender of a Lambda Stock Certificate in accordance with this Article I, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Pi Common Stock which the shares of Lambda Common Stock represented by such Lambda Stock Certificate have been converted into the right to receive.
(d) Until surrendered as contemplated by this Section 1.8, each Lambda Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Pi Common Stock (and cash in lieu of any fractional share of Pi Common Stock) as contemplated by this Article I and any distribution or dividend with respect to Pi Common Stock the record date for which is after the Effective Time.
(e) In the event of a transfer of ownership of shares of Lambda Common Stock that is not registered in the transfer records of Lambda, shares in book-entry form representing the proper number of shares of Pi Common Stock may be issued to a Person, other than the Person in whose name such Lambda Stock Certificate so surrendered is registered if such Lambda Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of Pi Common Stock to a Person other than the registered holder of such Lambda Stock Certificate or, establish to the satisfaction of Pi, that such Taxes have been paid or are not applicable. If any Lambda Stock Certificate shall have been lost, stolen or destroyed, Pi may, in its discretion and as a condition precedent to the issuance of any shares in book-entry form representing Pi Common Stock, require the owner of such lost, stolen or destroyed Lambda Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Pi may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Pi or the Surviving Corporation with respect to such Lambda Stock Certificate.
(f)
(i) As promptly as practicable following the Effective Time, the Exchange Agent shall (A) determine the number of whole shares of Pi Common Stock and the number of fractional shares of Pi Common Stock that each holder of Lambda Common Stock is entitled to receive in connection with the consummation of the First Merger and (B) aggregate all such fractional shares of Pi Common Stock that would, except as provided in Section 1.6(c), be issued to the holders of Lambda Common Stock, rounding up to the nearest whole number (the “Pi Excess Shares”), and the Exchange Agent shall, on behalf of former stockholders of Lambda, sell the Pi Excess Shares at then-prevailing prices on The Nasdaq Stock Market LLC (“Nasdaq”), all in the manner provided in Section 1.8(f)(ii).
(ii) The sale of the Pi Excess Shares by the Exchange Agent shall be executed on Nasdaq through one or more member firms of Nasdaq and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Pi Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the former holders of Lambda Common Stock, the Exchange Agent shall hold such proceeds in trust for such holders (the “Lambda Common Stock Trust”). Pi shall pay all commissions and other out-of-pocket transaction costs (other than any transfer or similar Taxes imposed on a holder of Lambda Common Stock), including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Pi Excess Shares. The Exchange Agent shall determine the portion of the Lambda Common Stock Trust to which each former holder of Lambda Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the Lambda Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Lambda Common Stock is entitled (after taking into account all shares of Lambda Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Lambda Common Stock are entitled.
(iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to former holders of Lambda Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders, subject to and in accordance with the terms of this Section 1.8.
(g) Any portion of the Exchange Fund that remains undistributed to stockholders of Lambda as of the date six (6) months after the Effective Time shall be delivered to Pi upon demand, and any holders of Lambda Stock Certificates who have not theretofore surrendered their Lambda Stock Certificates to the Exchange Agent in accordance with this Section 1.8 and any holders of Book-Entry Common Shares who have not theretofore cashed any check payable to them in accordance with Section 1.9, shall thereafter look only to Pi for satisfaction of their claims for Pi Common Stock, cash in lieu of fractional shares of Pi Common Stock and any dividends or distributions with respect to Pi Common Stock subject to applicable abandoned property law, escheat laws or similar Laws.
(h) Each of the Exchange Agent, Pi, Lambda, the Surviving Corporation, the Surviving Company and their respective Affiliates and agents shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign Tax Law; provided, however, that the parties hereto agree that the consideration payable or otherwise deliverable pursuant to this Agreement shall not be subject to withholding under Section 1445 of the Code or the Treasury Regulations promulgated thereunder so long as the representation set forth in Section 2.12(g) is true and correct in all respects as of the Closing Date, except to the extent required pursuant to a change in applicable Law after the date of this Agreement. To the extent that amounts are so properly deducted or withheld, and timely remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Notwithstanding any other provision of this Agreement, the parties acknowledge that if the representation set forth in Section 2.12(g) is not true and correct in all respects as of the Closing Date, Pi, Merger Sub Inc. and Merger Sub LLC’s sole recourse and remedy with respect to such breach will be to deduct and withhold under this Section 1.8(h).
(i) Neither Pi nor the Surviving Corporation shall be liable to any holder or former holder of Lambda Common Stock or to any other Person with respect to any share of Lambda Common Stock (or any dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any Lambda Stock Certificate shall not have been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which any such shares of Pi Common Stock or any dividends or other distributions payable to the holder thereof would otherwise escheat to or become the property of any Governmental Entity), any shares of Pi Common Stock issuable upon the surrender of, or any dividends or other distributions in respect of, such Lambda Stock Certificate shall, to the extent permitted by applicable Law, become the property of Pi, free and clear of all claims or interest of any Person previously entitled thereto.
(j) No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares, or any unpaid dividends or distributions payable to holders of Lambda Common Stock.

Section 1.9 Book-Entry Common Shares.
(a) Subject to applicable provisions of Section 1.8, with respect to Book-Entry Common Shares held through DTC, Pi and Lambda shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of shares of Lambda Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration (including cash to be paid in lieu of any fractional shares of Pi Common Stock in accordance with Section 1.6(c), if any) and any other dividends or distributions that DTC has the right to receive pursuant to this Article I and cancel such Book-Entry Common Shares.
(b) Subject to applicable provisions of Section 1.8, Pi, without any action on the part of any holder, will cause the Exchange Agent to (a) issue, as of the Effective Time, to each holder of Book-Entry Common Shares not held through DTC that number of book-entry whole shares of Pi Common Stock that the holder is entitled to receive pursuant to this Article I and cancel such Book-Entry Common Shares and (b) mail to each holder of Book-Entry Common Shares (other than Excluded Shares) a check in the amount of any cash payable in respect of the holder’s Book-Entry Common Shares pursuant to Section 1.6(c) and any other dividends or distributions such holder has the right to receive pursuant to this Article I. Pi will also cause the Exchange Agent to mail to each such holder materials (in a form to be reasonably agreed by Pi and Lambda prior to the Effective Time) advising the holder of the effectiveness of the First Merger and the conversion of the holder’s Book-Entry Common Shares pursuant to the First Merger.
Section 1.10 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Integrated Mergers or the other transactions contemplated by this Agreement.
Section 1.11 Further Action. If, at any time after the Effective Time or the Second Merger Effective Time, as applicable, any further action is determined by Pi to be necessary or desirable to carry out the purposes of this Agreement, to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub Inc. and Lambda or to vest the Surviving Company with full right, title, and possession of and to all rights and property of the Surviving Corporation and Merger Sub LLC, the officers and directors of the Surviving Corporation and Pi shall be fully authorized (in the name of Merger Sub Inc., in the name of Merger Sub LLC, in the name of Lambda and otherwise) to take such action.
Section 1.12 Contribution of Surviving Company. Promptly following the Second Merger Effective Time, Pi will contribute all of the limited liability company interests in the Surviving Company to Penn Virginia Holdings, LLC, a Delaware limited liability company, in exchange for the issuance of PV Energy Holdings, L.P., a Delaware limited partnership (“Pi Holdings”), common units (“Pi Holdings Units”) contemplated by Section 3.04 of the Amended and Restated Agreement of Limited Partnership of Pi Holdings (as amended, the “Pi Holdings LPA”).
ARTICLE II

REPRESENTATIONS AND WARRANTIES OF LAMBDA
Except as disclosed in (a) the Lambda SEC Documents furnished to or filed with the SEC and available on EDGAR prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by Lambda to Pi, Merger Sub Inc. and Merger Sub LLC prior to the execution and delivery of this Agreement (the “Lambda Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Lambda represents and warrants to Pi and, as of the Closing Date, to Merger Sub Inc. and Merger Sub LLC as follows:
Section 2.1 Due Organization; Subsidiaries.
(a) Lambda is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Lambda has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. Lambda is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
(b) Each of Lambda’s Subsidiaries (the “Lambda Subsidiaries”) is a legal Entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. Each of the Lambda Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. Each of the Lambda Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
(c) Lambda has delivered or made available to Pi accurate and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of Lambda and each Lambda Subsidiary that constitutes a “significant subsidiary” of Lambda as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the date hereof (collectively, the “Lambda Organizational Documents”).
(d) Section 2.1(d) of the Lambda Disclosure Letter sets forth Lambda’s and any of Lambda Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person, other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of Lambda. All such capital stock, equity interests or other direct or indirect ownership interests (i) have, to the Knowledge of Lambda, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Lambda Organizational Documents) and nonassessable (if such entity is a corporate entity) and (ii) are owned by Lambda, by one or more Subsidiaries of Lambda or by Lambda and one or more of the Lambda Subsidiaries, in each case free and clear of all Encumbrances.
Section 2.2 Authority; Binding Nature of Agreement.
(a) Lambda has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the receipt of Lambda Stockholder Approval, to consummate the Integrated Mergers and the other transactions contemplated hereby. The execution and delivery of this Agreement by Lambda and the consummation by Lambda of the Integrated Mergers and of the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Lambda (other than, with respect to the First Merger, the receipt of Lambda Stockholder Approval).
(b) The Lambda Board has unanimously (i) determined that this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Lambda and the Lambda Stockholders, (ii) approved and declared advisable this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement, (iii) approved and declared advisable the Pi Support Agreement, and (iv) resolved to make the Lambda Recommendation. Except in connection with a Lambda Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the Lambda Board have not been rescinded, modified or withdrawn in any way.
(c) This Agreement has been duly executed and delivered by Lambda and, assuming the due execution and delivery of this Agreement by Pi, constitutes the legal, valid and binding obligation of Lambda, enforceable against Lambda in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief, and other equitable remedies (collectively (i) and (ii), “Enforceability Exceptions”).

Section 2.3 Vote Required. The adoption of this agreement by the affirmative vote of the holders of a majority of the shares of Lambda Common Stock outstanding (the “Lambda Stockholder Approval”) is the only vote of the holders of any class or series of Lambda’s capital stock necessary to adopt this Agreement and otherwise approve and consummate the Integrated Mergers and the other transactions contemplated by this Agreement as set forth herein (the “Lambda Proposal”).
Section 2.4 Capitalization.
(a) The authorized capital stock of Lambda consists of 90,000,000 shares of Lambda Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (“Lambda Preferred Stock”). As of July 10, 2021 (the “Measurement Date”), (i) 10,107,084 shares of Lambda Common Stock are issued and outstanding, (ii) no shares of Lambda Common Stock are held in Lambda’s treasury, (iii) no shares of Lambda Common Stock are held by any of the Lambda Subsidiaries, (iv) 966,184 shares of Lambda Common Stock are issuable pursuant to stock incentive plans of Lambda (“Lambda Stock Plans”), which includes: 564,917 shares issuable in respect of Lambda RSUs (assuming performance-based vesting conditions are deemed achieved in full in the case of Lambda RSUs subject to performance-based vesting conditions (which, for the avoidance of doubt, shall result in a number of Lambda RSUs vesting equal to the number of Lambda RSUs granted to the applicable participant on the applicable grant date and not any greater number)), and 254,683 shares of Lambda Common Stock reserved for the grant of additional awards under Lambda Stock Plans, (v) Tranche 1 Warrants to purchase 555,555 shares of Lambda Common Stock and Tranche 2 Warrants to purchase 555,555 shares of Lambda Common Stock are issued and outstanding and (vi) no shares of Lambda Preferred Stock are issued and outstanding. All of the outstanding shares of capital stock of Lambda have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of Lambda Common Stock which may be issued pursuant to the vesting of Lambda RSUs will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as described in clause (iv) of this Section 2.4(a), there are not any phantom stocks or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of Lambda and there are no outstanding stock appreciation rights with respect to the capital stock of Lambda. Other than Lambda Common Stock and Lambda Preferred Stock, there are no other authorized classes of capital stock of Lambda. At the Closing, the Tranche 2 Warrants will remain unvested and expire according to their terms without any entitlement to the Merger Consideration in accordance with the terms of the Tranche 2 Warrant Agreement.
(b) Other than the Lambda Support Agreements, to the extent entered into after the execution of this Agreement, there are no voting trusts or other agreements or understandings to which Lambda, any of the Lambda Subsidiaries or, to the Knowledge of Lambda, any of their respective executive officers or directors is a party with respect to the voting of Lambda Common Stock or the capital stock or other equity interests of any of the Lambda Subsidiaries.
(c) Other than the Lambda RSUs and the Lambda Warrants, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Lambda or any of the Lambda Subsidiaries is a party obligating Lambda or any of the Lambda Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Lambda or any of the Lambda Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Lambda Subsidiaries. Other than the Lambda RSUs, the Tranche 1 Warrants, and the Tranche 2 Warrants (which shall be cancelled and extinguished for no consideration at the Closing Date), at the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Lambda or any of the Lambda Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Lambda or any of the Lambda Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.
(d) Section 2.4(d) of the Lambda Disclosure Letter (i) lists each of the Lambda Subsidiaries and their respective jurisdictions of organization and (ii) designates which of the Lambda Subsidiaries are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC. All of the outstanding shares of capital stock or other ownership interests of the Lambda Subsidiaries that are direct or indirect wholly-owned Subsidiaries of Lambda (A) have been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Lambda Organizational Documents) and nonassessable (if such entity is a corporate entity) and (B) are owned by Lambda, by one or more of the Lambda Subsidiaries or by Lambda and one or more of the Lambda Subsidiaries, in each case free and clear of all Encumbrances.
(e) There are no outstanding bonds, debentures, notes or other Indebtedness of Lambda or any of the Lambda Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Lambda or any of the Lambda Subsidiaries may vote.
Section 2.5 Governmental Filings; No Violations.
(a) Other than the filings, notices, waiting periods or approvals required by (i) Section 1.3, (ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (iii) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and (iv) Nasdaq rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Lambda or any of the Lambda Subsidiaries in connection with the execution and delivery of this Agreement, the performance by Lambda of its obligations under this Agreement and the consummation by Lambda of the Integrated Mergers and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
(b) The execution and delivery of this Agreement by Lambda does not, and the consummation of the Integrated Mergers and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the Lambda Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 2.5(a) and obtaining the Lambda Stockholder Approval, violate or conflict with any Laws or any Order applicable to Lambda or any of the Lambda Subsidiaries or any of their respective assets or properties, (iii) subject to obtaining the third-party consents and approvals set forth in Section 2.5(b) of the Lambda Disclosure Letter, as well as the termination of the Lambda Credit Agreement and satisfaction in full of all obligations outstanding thereunder and under the Lambda Warrants, in each case, prior to or at the Closing, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of Lambda or any of the Lambda Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Lambda or any of the Lambda Subsidiaries is now a party or by which it or any of its assets may be bound or (iv) result in the creation of any Encumbrance upon any of the properties or assets of Lambda or any of the Lambda Subsidiaries (including Pi and any of Pi’s Subsidiaries (the “Pi Subsidiaries”) following the Integrated Mergers) except, in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
Section 2.6 SEC Filings; Financial Statements.
(a) All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement/Consent Solicitation Statement, required to have been filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) by Lambda or any of the Lambda Subsidiaries since January 1, 2021 (the “Lambda SEC Documents”) have been timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Lambda SEC

Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the Exchange Act (as the case may be), and the requirements of Sarbanes-Oxley Act of 2002 (“SOX”) and (ii) none of the Lambda SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(b) The financial statements (including related notes, if any) contained in the Lambda SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Lambda and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Lambda and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Lambda Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of Lambda and its consolidated Subsidiaries as of December 31, 2020 (the “Lambda Balance Sheet Date”) set forth in Lambda’s Annual Report on Form 10-K filed with the SEC on March 31, 2021, as amended on April 30, 2021.
(c) Lambda maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Lambda’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Lambda is recorded and reported on a timely basis to the individuals responsible for the preparation of Lambda’s filings with the SEC and other public disclosure documents. Lambda maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Lambda’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Lambda, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Lambda are being made only in accordance with authorizations of management and directors of Lambda and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Lambda’s assets that could have a material effect on its financial statements. Lambda has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Lambda’s auditors and the audit committee of the Lambda Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Lambda’s ability to record, process, summarize and report financial information and has identified for Lambda’s auditors and the audit committee of the Lambda Board any material weaknesses in internal control over financial reporting and (B) any Fraud, whether or not material, that involves management or other employees who have a significant role in Lambda’s internal control over financial reporting. Since January 1, 2021, any material change in internal control over financial reporting required to be disclosed in any Lambda SEC Document has been so disclosed.
(d) Since the Lambda Balance Sheet Date, neither Lambda nor any of the Lambda Subsidiaries nor, to the Knowledge of Lambda, any director or officer of Lambda or any of the Lambda Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Lambda or any of the Lambda Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Lambda or any of the Lambda Subsidiaries has engaged in questionable accounting or auditing practices.
(e) Section 2.6(e) of the Lambda Disclosure Letter contains a complete and accurate list of all Derivative Products entered into by Lambda or any of the Lambda Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Products were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Lambda and the Lambda Subsidiaries (collectively, the “Lambda Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section 2.6(e) of the Lambda Disclosure Letter identifies any such counterparty as to which, to the Knowledge of Lambda, Lambda or any of the Lambda Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. Lambda and each of the Lambda Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Product to the extent that such obligations to perform have accrued, and, to the Knowledge of Lambda, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Since December 31, 2020, there have been no material violations of the Lambda Risk Policies.
Section 2.7 Absence of Changes. Since the Lambda Balance Sheet Date, (a) as of the date of this Agreement, Lambda and the Lambda Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, except for commercially reasonable actions taken outside the ordinary course of business or not consistent with past practice, in any such case, in response to material changes in commodity prices or the COVID-19 pandemic that did not have, and would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect, and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
Section 2.8 Absence of Undisclosed Liabilities. Since the Lambda Balance Sheet Date, neither Lambda nor any of the Lambda Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities reflected or reserved against in Lambda’s consolidated balance sheets (or the notes thereto) included in the Lambda SEC Documents, (b) liabilities that have been incurred by Lambda or any of the Lambda Subsidiaries since the Lambda Balance Sheet Date in the ordinary course of business, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. Neither Lambda nor any of the Lambda Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Lambda and any of the Lambda Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Lambda or any of the Lambda Subsidiaries, in Lambda’s consolidated financial statements or the Lambda SEC Documents.
Section 2.9 Compliance with Laws; Regulation.
(a) Each of Lambda and the Lambda Subsidiaries and, with respect to any Oil and Gas Properties of Lambda and the Lambda Subsidiaries that are operated by third parties, to the Knowledge of Lambda, such third parties, are and, since December 31, 2019, have been conducting the businesses and operations of Lambda and the Lambda Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Tax Laws, which is covered solely by Section 2.11, (ii) Environmental Laws, which is covered solely by Section 2.13 and (iii) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money-Laundering Laws, which are covered solely by Section 2.25, except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect). Since December 31, 2019, neither Lambda nor any of the Lambda Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
(b) Each of Lambda and the Lambda Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section 2.13) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “Lambda Permits“), and all such Lambda Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Lambda of any of the Lambda Permits is pending or, to the Knowledge of Lambda, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Lambda Permits would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. Lambda and the Lambda Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Lambda Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
(c) (i) Each of Lambda and the Lambda Subsidiaries and, to the Knowledge of Lambda, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) Lambda is in compliance in all material respects with the listing and corporate governance rules and regulations of Nasdaq, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.
Section 2.10 Material Contracts.
(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of Lambda filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K under the Exchange Act have been so filed as of the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) since the date such Contract or amendment was filed.
(b) Other than the Contracts set forth in clause (a) above which were filed in an unredacted form, Section 2.11(b) of the Lambda Disclosure Letter sets forth a correct and complete list, and Lambda has made available to Pi correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which Lambda or any of the Lambda Subsidiaries is a party or bound as of the date hereof:
(i) each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of Lambda or any of its Affiliates (including Pi and the Pi Subsidiaries following the Closing) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their assets or properties;
(ii) each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $500,000 or (B) other Indebtedness of Lambda or any of the Lambda Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $500,000, other than agreements solely between or among Lambda and the Lambda Subsidiaries;
(iii) each Contract for lease of personal property or real property (excluding Oil and Gas Leases) involving annual payments in excess of $500,000 or aggregate payments in excess of $1,000,000;
(iv) each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any Oil and Gas Properties of Lambda and the Lambda Subsidiaries for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from Lambda or any Lambda Subsidiary exceeds $1,000,000, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;
(v) each Contract for any Derivative Product;
(vi) each material partnership, stockholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among Lambda and/or its wholly-owned Subsidiaries and other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries;
(vii) each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring Lambda or any of the Lambda Subsidiaries to make annual expenditures in excess of $500,000 or aggregate payments in excess of $1,000,000 (in each case, net to the interest of Lambda and the Lambda Subsidiaries) following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(viii) each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Lambda or any of the Lambda Subsidiaries is subject, and, in each case, is material to the business of Lambda and the Lambda Subsidiaries, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Lambda or any of the Lambda Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries;
(ix) any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than (A) asset retirement obligations or plugging and abandonment obligations set forth in the Lambda Reserve Report or (B) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of $500,000 or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of $500,000 in the aggregate after the date hereof;
(x) any Contract (other than any other Contract otherwise covered by this Section 2.10(b) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Lambda or any of the Lambda Subsidiaries, in each case), involving annual payments in excess of $500,000 or aggregate payments in excess of $1,000,000 (excluding, for the avoidance of doubt, customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries), or creates or would create an Encumbrance on any material asset or property of Lambda or any of the Lambda Subsidiaries (other than Permitted Encumbrances);
(xi) any Contract that provides for midstream services (including gathering, transporting, marketing, processing and storing) to, or the sale by, Lambda or any of the Lambda Subsidiaries of Hydrocarbons (1) in excess of 1,000 gross barrels of oil equivalent of Hydrocarbons per day (calculated on a per day yearly average basis) or (2) for a term greater than or equal to ten (10) years;
(xii) any Contract for the sale of Hydrocarbons that are not terminable without penalty or other liability to Lambda or any of the Lambda Subsidiaries within sixty (60) days;
(xiii) any Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of Hydrocarbons from Lambda or any Lambda Subsidiary’s Oil and Gas Properties, which in each case, would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of $500,000 during the twelve (12)-month period following the date of this Agreement or aggregate penalty or deficiency payments in excess of $1,000,000 during the two (2)-year period following the date of this Agreement;
(xiv) any Labor Agreement;
(xv) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which Lambda or any of the Lambda Subsidiaries will have any material outstanding obligation to a Governmental Entity after the date of this Agreement;
(xvi) any Contract (other than Oil and Gas Leases) pursuant to which Lambda or any of the Lambda Subsidiaries has paid amounts associated with any Production Burden in excess of $1,000,000 during the immediately preceding fiscal year or with respect to which Lambda reasonably expects that it and the Lambda Subsidiaries will make payments associated with any Production Burden in any of the next three (3) succeeding fiscal years that could, based on current projections, exceed $1,000,000 annually or $2,000,000 in the aggregate; or
(xvii) each Contract or Lambda Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of the Surviving Corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the Surviving Corporation or any of its Subsidiaries, make loans or advances or transfer any of its properties or assets.
(c) The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof or as hereafter amended in accordance with Section 4.1 hereof, are referred to herein as “Lambda Material Contracts.”
(d) Each Lambda Material Contract is valid and binding on Lambda or the Lambda Subsidiary party thereto, as the case may be, and, to the Knowledge of Lambda, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect, in each case subject to Enforceability Exceptions.
(e) Neither Lambda nor any of the Lambda Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of Lambda, no other party to any Lambda Material Contract is in breach of, or default under the terms of, any Lambda Material Contract, nor is any event of default (or similar term) continuing under any Lambda Material Contract, and, to the Knowledge of Lambda, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Lambda Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
Section 2.11 Tax Matters.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect:
(i) all Tax Returns required to be filed by Lambda or any of the Lambda Subsidiaries have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns are true, correct and complete in all respects;
(ii) Lambda and each of the Lambda Subsidiaries has timely paid or withheld, all Taxes required to be paid or withheld by it prior to the Closing (whether or not reflected on any Tax Return);
(iii) no outstanding deficiency for Taxes has been proposed, assessed or asserted in writing against Lambda or any of the Lambda Subsidiaries;
(iv) neither Lambda nor any of the Lambda Subsidiaries has any material liability for the Taxes of any Person (other than Lambda or any of the Lambda Subsidiaries) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), (B) as a transferee or successor or (C) by Contract (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);
(v) no Taxes of Lambda or any of the Lambda Subsidiaries are being contested and there are no audits, claims, assessments, levies, or administrative or judicial proceedings in respect of Taxes pending or proposed in writing against Lambda or any of the Lambda Subsidiaries;
(vi) neither Lambda nor any of the Lambda Subsidiaries has granted any currently effective waiver of any statute of limitations in respect of Taxes or agreed to any currently effective extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);
(vii) there are no Encumbrances for Taxes on any of the assets of Lambda or any of the Lambda Subsidiaries other than Permitted Encumbrances; and
(viii) neither Lambda nor any of the Lambda Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 482 of the Code (or any analogous provision of state, local, or foreign Law) for a taxable period ending on or before the Closing Date, (B)

“closing agreement” described in Section 7121 of the Code (or any analogous provision of state, local, or foreign Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.
(b) Neither Lambda nor any of the Lambda Subsidiaries has been a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) within the two (2) years prior to the date of this Agreement.
(c) Neither Lambda nor any of the Lambda Subsidiaries has participated in or is currently participating in, any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or any transaction under any analogous provision of state, local, or foreign Tax Law.
(d) Neither Lambda nor any of the Lambda Subsidiaries is a party to, has any obligation under, or is bound by any material Tax allocation, Tax sharing, or Tax indemnity arrangement or agreement pursuant to which it will have any potential material liability to any Person (other than Lambda or any of the Lambda Subsidiaries) after the Effective Time (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).
(e) Neither Lambda nor any of the Lambda Subsidiaries is aware of the existence of any fact or circumstance, after reasonable diligence, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(f) The Lambda Common Stock is “regularly traded on an established securities market” within the meaning of Treasury Regulations Section 1.1445-29(c)(2).
Section 2.12 Employee and Labor Matters; Benefit Plans.
(a) Section 2.12(a) of the Lambda Disclosure Letter lists all material Lambda Benefit Plans as of the date hereof. For purposes of this Agreement, the term “Lambda Benefit Plan” means each (i) employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) employee welfare benefit plan (as defined in Section 3(1) of ERISA), (iii) all other pension, retirement, bonus, commission, stock option, stock purchase, equity-based or cash-based incentive, deferred compensation, supplemental retirement or retiree plan, program or other retiree coverage or arrangement, insurance, medical, welfare, fringe benefit and other benefit plan, program, Contract, arrangement or policy and (iv) employment (other than offer letters providing for at-will employment), executive compensation, change in control, retention, termination or severance plan, program, Contract, or policy of any kind, in each case, that is sponsored, maintained or contributed to by Lambda or any of the Lambda Subsidiaries or any other Entity (whether or not incorporated) which is treated as a single employer together with Lambda or any of the Lambda Subsidiaries within the meaning of Section 4001(b) of ERISA (each, a “Lambda ERISA Affiliate”) for the benefit of, or relating to, any current or former employee, officer, director or other service provider of Lambda or any of the Lambda Subsidiaries or as to which Lambda or any Lambda ERISA Affiliate has any liability or any current or future obligation. Lambda has made available to Pi, true and complete copies of (i) the current plan document for each written material Lambda Benefit Plan, including all amendments thereto, and any related trust agreement currently in effect, (ii) the most recent annual report on Form 5500 series, with accompanying schedules and attachments (including accountants’ opinions, if applicable), filed with respect to each Lambda Benefit Plan required to make such a filing, (iii) the most recent actuarial valuation for each Lambda Benefit Plan for which such a valuation was prepared and (iv) the most recent favorable determination letter issued for each Lambda Benefit Plan which is intended to be qualified under Section 401(a) of the Code. Lambda has provided a complete and accurate list of the name, principal location of employment, job title, hire date, full or part time status, exempt v. non-exempt Fair Labor Standards Act classification, annualized salary or hourly rate (if applicable) for work or services being provided to Lambda and any the Lambda Subsidiaries, and equity awards, of each employee of Lambda and the Lambda Subsidiaries at the date of this Agreement, and indicates any employee of Lambda who is on leave of absence at the date of this Agreement.

(b) Except as set forth on Section 2.12(a) of the Lambda Disclosure Letter: (i) none of the Lambda Benefit Plans promises or provides (and neither Lambda nor any of the Lambda Subsidiaries has any obligation to provide) post-termination or retiree medical or life insurance benefits to any former or current employee of Lambda or any of the Lambda Subsidiaries (other than continuation coverage to the extent required by Law, whether pursuant to Section 4980B of the Code or similar state Law); (ii) none of the Lambda Benefit Plans are, or within the past six plan years have been, subject to Section 302 of Title IV of ERISA or Section 412 or 430 of the Code, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as described in Section 413(c) of the Code), a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a cash balance pension plan or other hybrid plan that is an “applicable defined benefit plan” as defined in Section 203(f)(3) of ERISA; (iii) except as would not reasonably be expected to result in a Lambda Material Adverse Effect, all of the Lambda Benefit Plans have been established, operated, funded and maintained in all material respects in compliance with their terms and all applicable Laws, including ERISA and the Code; (iv) except as would not reasonably be expected to result in a Lambda Material Adverse Effect, each Lambda Benefit Plan subject to Section 409A of the Code has been documented and operated in compliance with, or an exemption from, Section 409A of the Code; (v) each Lambda Benefit Plan which is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination letter or may rely on an opinion letter from the Internal Revenue Service as to its qualified status under Section 401(a) of the Code and to the Knowledge of Lambda, nothing has occurred since the issuance of such letter that would reasonably be expected to adversely affect the qualified status of such plan; (vi) no liability under Title IV of ERISA has been incurred by Lambda, any of the Lambda Subsidiaries, or any Lambda ERISA Affiliate that has not been satisfied in full when due, and no condition exists that is reasonably expected to result in the incurrence by Lambda, any of the Lambda Subsidiaries, or any Lambda ERISA Affiliate of a liability under Title IV of ERISA (other than for the timely payment of Pension Benefit Guaranty Corporation insurance premiums); (vii) no Lambda Benefit Plan that is subject to Section 412 of the Code or Section 302 of ERISA has incurred a “funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA; (viii) except as would not reasonably be expected to result in a Lambda Material Adverse Effect, there are no pending or, to the Knowledge of Lambda, threatened Legal Proceedings or claims by or on behalf of any of the Lambda Benefit Plans or otherwise related to any Lambda Benefit Plan (other than routine claims for benefits); and (ix) no Lambda Benefit Plan is maintained for the benefit of employees, directors, or other individual service providers who work primarily outside of the United States.
(c) Except as otherwise provided in this Agreement or as set forth on Section 2.12(c) of the Lambda Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either solely as a result thereof or as a result of such transactions in conjunction with another event) (i) cause or result in an increase in the amount or value of compensation or benefits or accelerate the timing of vesting, exercisability, funding or payment of any benefits or compensation payable in respect of any former or current employee, officer, director or other service provider of Lambda or any of the Lambda Subsidiaries; (ii) result in any limitation on the right of Pi, the Surviving Corporation or any of their respective Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Lambda Benefit Plan or related trust on or after the Effective Time; or (iii) cause or result in an increase in the liabilities of Lambda, Pi, the Surviving Corporation or any of their respective Subsidiaries to any third Person on account of matters relating to compensation or benefits in respect of any former or current employee, officer, director or other service provider of Lambda or any of the Lambda Subsidiaries.
(d) No Lambda Benefit Plan provides for payments or benefits in connection with the transactions contemplated by this Agreement (either solely as a result thereof or as a result of such transactions in conjunction with any other event) that, individually or in the aggregate, will give rise to the payment of any amount that would result in a loss of tax deductions pursuant to Section 280G of the Code.
(e) No Lambda Benefit Plan provides for the gross-up, reimbursement or indemnification of any Taxes, including any Taxes imposed by Section 409A or 4999 of the Code.
(f) Neither Lambda nor any of the Lambda Subsidiaries is party to or is otherwise bound by or is in the process of negotiating any labor agreements, collective bargaining agreements and any other labor-related agreements, Contracts or arrangements with any labor union, works council or similar labor organization (collectively, “Labor Agreements”). Neither Lambda nor any of the Lambda Subsidiaries has any unions, employee representative bodies or other labor organizations which, represent any employees of Lambda or any of the Lambda Subsidiaries and no employees of Lambda or any of the Lambda Subsidiaries are represented by any labor union, works council, or other labor organization with respect to their employment with Lambda or any of the Lambda Subsidiaries.
(g) There is not now in existence, nor has there been in the past three years, any pending or, to the Knowledge of Lambda, written threat of any: (i) strike, slowdown, stoppage, picketing, lockout, unfair labor practice charges, material labor grievances, material labor arbitrations, handbilling or other material labor disputes against or affecting Lambda or any of the Lambda Subsidiaries or (ii) labor-related demand for representation or union organizing activities. There is not now and in the past three years (3) years there have not been in existence any pending or, to the Knowledge of Lambda, threatened material Legal Proceeding alleging or involving any violation of any employment-related, labor-related or benefits-related Law against, in respect of or relating to Lambda, any of the Lambda Subsidiaries or any Lambda Benefit Plan, including claims arising under any such Law by any independent contractor or leased personnel.
(h) To the Knowledge of Lambda, no current or former employee of Lambda or any of the Lambda Subsidiaries is in violation in any material respect, or has threatened a violation in any material respect, of any term or provision of any employment Contract, Labor Agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation, confidentiality or other proprietary information disclosure Contract owed to Lambda or any Lambda Subsidiaries or to any third party and arising from such person’s employment or engagement by Lambda or any of the Lambda Subsidiaries.
(i) Lambda and the Lambda Subsidiaries are, and for the past three (3) years have been, in compliance with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and consultants and exempt and non-exempt employees, the treatment of leased employees or other non-employee service providers, and the full and timely payment of wages, salaries, wage premiums, commissions, bonuses, severance and termination payments and benefits, fees, and other compensation and benefits), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment harassment, discrimination or retaliation (including the investigation of complaints regarding harassment, discrimination, or retaliation), whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, COVID-19, affirmative action and unemployment insurance, except in each case for failures so to comply that would not reasonably be expected to be material, individually or in the aggregate to Lambda and the Lambda Subsidiaries, taken as a whole.
(j) Neither Lambda nor any of the Lambda Subsidiaries has any employees employed outside of the United States.
(k) None of Lambda or any of the Lambda Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of Lambda or any of the Lambda Subsidiaries that arises from allegations relating to sexual harassment by an officer or employee of Lambda or any of the Lambda Subsidiaries at the level of Senior Vice President or above. To the Knowledge of Lambda, in the last three (3) years, no allegations of sexual harassment have been made against any officer or employee of Lambda or any of the Lambda Subsidiaries at a level of Senior Vice President or above.
(l) Except as set forth on Section 2.12(l) of the Lambda Disclosure Letter, Lambda and the Lambda Subsidiaries have not engaged in layoffs, facility closures or shutdowns, or reductions in force, since March 1, 2020 including as a result of COVID-19 or any Law directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. Lambda and the Lambda Subsidiaries presently have no plans to engage in any layoffs, furloughs facility closures or shutdowns, whether temporary or permanent, within the next six (6) months including as a result of COVID-19 or any Law directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. Lambda and the Lambda Subsidiaries, taken as a whole, have sufficient employees to operate the Lambda business as currently conducted.

(m) Except as set forth on Section 2.12(m) of the Lambda Disclosure Letter, neither Lambda nor any of the Lambda Subsidiaries has applied for a loan under 15 U.S.C. 636(a)(36) (a “PPP Loan”). To the Knowledge of Lambda, Lambda and the Lambda Subsidiaries have complied in all material respects as applicable with the requirements of (i) the Families First Coronavirus Response Act (the “FFCRA”), (ii) any applicable federal, state or local stay-at-home orders (i.e., directives that order residents to stay at home unless performing certain essential activities) and (iii) any applicable provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).
Section 2.13 Environmental Matters.
(a) Since December 31, 2018, each of Lambda and the Lambda Subsidiaries has been, and currently is in compliance with, all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by Lambda and the Lambda Subsidiaries of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. Lambda and the Lambda Subsidiaries have not received any written communication from a Governmental Entity alleging that Lambda and the Lambda Subsidiaries are not in such compliance (giving effect to such qualifications), and, to the Knowledge of Lambda, there are no past or present activities that would be reasonably likely to prevent or interfere with such compliance (giving effect to such qualifications) in the future to the extent such prevention or interference would be reasonably expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
(b) There has been no past or present Release of any Hazardous Material which could form the basis of any Environmental Claim against Lambda or any of the Lambda Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
(c) There is no Environmental Claim pending or, to the Knowledge of Lambda, threatened against Lambda or any of the Lambda Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
Section 2.14 Reserve Reports. The factual, non-interpretive data relating to the Oil and Gas Properties of Lambda and the Lambda Subsidiaries on which (i) Lambda’s estimate of the proved Hydrocarbon reserves of Lambda and the Lambda Subsidiaries with respect to the Oil and Gas Properties of Lambda and the Lambda Subsidiaries as of December 31, 2020, referred to in Lambda’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Lambda Reserve Report”), and (ii) the report of W.D. Von Gonten & Co. (“Von Gonten”) regarding its independent audit, as of December 31, 2020, of certain of the proved Hydrocarbon reserves of Lambda and the Lambda Subsidiaries referred to in Lambda’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Lambda Von Gonten Audit Report”) were based was complete and accurate at the time such data was used by Lambda in the preparation of the Lambda Reserve Report and provided to Von Gonten for use in the Lambda Von Gonten Audit Report, except for any incompleteness or inaccuracy that would not be reasonably expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. To the Knowledge of Lambda, there are no material errors in the assumptions and estimates used by Lambda and the Lambda Subsidiaries in connection with the preparation of the Lambda Reserve Report or by Von Gonten in connection with the preparation of the Lambda Von Gonten Audit Report. The proved Hydrocarbon reserve estimates of Lambda and the Lambda Subsidiaries set forth in the Lambda Reserve Report fairly reflect, in all material respects, the proved Hydrocarbon reserves of Lambda and the Lambda Subsidiaries at the dates indicated therein and are in accordance with the rules promulgated by the SEC, as applied on a consistent basis throughout the periods reflected therein. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Lambda Reserve Report that would be reasonably expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. The estimates of proved Hydrocarbon reserves used by Lambda and the Lambda Subsidiaries in connection with the preparation of the Lambda Reserve Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC, and the estimates of proved Hydrocarbon reserves provided to Von Gonten in connection with the preparation of the Lambda Von Gonten Audit Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.

Section 2.15 Legal Proceedings; Orders. There is no pending Legal Proceeding (other than Legal Proceedings involving Tax matters or environmental matters, which are covered solely by Section 2.11 and Section 2.13, respectively) and, within the past two years, to the Knowledge of Lambda, no Person has threatened to commence any Legal Proceeding (other than Legal Proceedings involving Tax matters or environmental matters, which are covered solely by Section 2.11 and Section 2.13, respectively), against Lambda or any of the Lambda Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. There is no Order to which Lambda or any of the Lambda Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
Section 2.16 Title to Properties.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect and except for any property (i) sold or otherwise disposed of in the ordinary course of business since the date of the Lambda Reserve Report relating to the interests of Lambda and the Lambda Subsidiaries referred to therein, or (ii) reflected in the Lambda Reserve Report or in the Lambda SEC Documents as having been sold or otherwise disposed of, as of the date hereof, Lambda and the Lambda Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Lambda Reserve Report and in each case as attributable to interests owned by Lambda and the Lambda Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Lambda’s or one or more of the Lambda Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Lambda (or one or more of the Lambda Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share reflected in the Lambda Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which Lambda and/or one or more of the Lambda Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, in each case, to the extent occurring after the date of the Lambda Reserve Report), (B) obligates Lambda (or one or more of the Lambda Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest reflected in the Lambda Reserve Report for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest increase in such Oil and Gas Properties) and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect and except to the extent that enforceability thereof may be limited by Enforceability Exceptions, each material Oil and Gas Lease of Lambda or any of the Lambda Subsidiaries (i) constitutes the valid and binding obligation of Lambda or the Lambda Subsidiaries and, to the Knowledge of Lambda, constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) immediately after the Effective Time will continue to constitute a valid and binding obligation of Lambda or the Lambda Subsidiaries and, to the Knowledge of Lambda, each of the other parties thereto, in accordance with its terms. Each of Lambda and the Lambda Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of Lambda, each other party thereto, has performed in all material respects all obligations required to be performed by it under each material Oil and Gas Lease of Lambda or any of the Lambda Subsidiaries. There is not, to the Knowledge of Lambda, under any Oil and Gas Lease of Lambda or any of the Lambda Subsidiaries, any material default or event which, with notice or lapse of time or both, would constitute a material default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such defaults, other events, notices or modifications as to which requisite waivers or consents have been obtained, and, to the Knowledge of Lambda, neither Lambda nor any of the Lambda Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate, materially modify or not renew any material Oil and Gas Lease of Lambda or any of the Lambda Subsidiaries.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect, and with respect to clauses (i) and (ii) below, except with respect to any of the Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries, (i) Lambda and the Lambda Subsidiaries have good, valid and defensible title to all real property owned by Lambda or any of the Lambda Subsidiaries (collectively, the “Lambda Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Lambda or any of the Lambda Subsidiaries (collectively, including the improvements thereon, the “Lambda Leased Real Property”, and, together with the Lambda Owned Real Property, the “Lambda Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (ii) each Contract under which Lambda or any of the Lambda Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Lambda Leased Real Property (each, a “Lambda Real Property Lease”), to the Knowledge of Lambda, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither Lambda nor any of the Lambda Subsidiaries, or to the Knowledge of Lambda, any other party thereto, has received written notice of any default under any Lambda Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of Lambda, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries, Lambda Owned Real Property or Lambda Leased Real Property.
(d) There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Lambda Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such Lambda Real Property by Lambda and the Lambda Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among Lambda and the Lambda Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Lambda Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the Lambda Owned Real Property by Lambda and the Lambda Subsidiaries in the operation of their respective businesses thereon. Neither Lambda nor any of the Lambda Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any Lambda Real Property that would reasonably be expected to materially adversely affect the existing use or value of such Lambda Real Property by Lambda and the Lambda Subsidiaries in the operation of their respective businesses thereon. The Lambda Real Property constitutes all of the real estate (other than, for the avoidance of doubt, Oil and Gas Properties) used in the operation of the respective businesses of Lambda and the Lambda Subsidiaries.
(e) Except (i) for amounts being held in suspense (by Lambda, any of the Lambda Subsidiaries, any third-party operator thereof or any other Person) in accordance with applicable Law, as reported in the Lambda SEC Documents otherwise in the ordinary course of business, or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Lambda and the Lambda Subsidiaries are being received by such selling Persons in a timely manner. Neither Lambda nor any of the Lambda Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases of Lambda or any of the Lambda Subsidiaries) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect and to the Knowledge of Lambda, (i) all Hydrocarbon Wells and all water, CO2 or injection Wells located on the Oil and Gas Leases of Lambda or any of the Lambda Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable Oil and Gas Leases, applicable Contracts and applicable Law, and (ii) all drilling and completion (and plugging and abandonment, including plugging and abandonment of permanently plugged wells located on the Oil and Gas Leases of Lambda or any of the Lambda Subsidiaries) of the Hydrocarbon Wells and such other Wells and all related development, production and other operations have been conducted in compliance with applicable Oil and Gas Leases, applicable Contracts and applicable Law.

(g) No Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries is subject to any preferential purchase, consent, tag-along or similar right or obligation that would become operative or be required by Lambda or any of its Affiliates as a result of the transactions contemplated by this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.
(h) As of the date of this Agreement, and except as provided for in Lambda’s capital budget (the “Lambda Budget”), a correct and complete copy of which has been made available to Pi, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any Contracts which are binding on Lambda, the Lambda Subsidiaries or any of their respective Oil and Gas Properties and which Lambda reasonably anticipates will individually require expenditures by Lambda or any of the Lambda Subsidiaries in excess of $1,000,000 (net to the interest of Lambda and the Lambda Subsidiaries).
(i) Except as would not reasonably be expected to have a Lambda Material Adverse Effect, to the Knowledge of Lambda, there are no Wells that constitute a part of the Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries in respect of which Lambda or any of the Lambda Subsidiaries has received a notice, claim, demand or Order notifying, claiming, demanding or requiring that such Wells be temporarily or permanently plugged and abandoned that remains pending or unresolved.
Section 2.17 Intellectual Property; IT and Privacy.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect: (i) each of Lambda and the Lambda Subsidiaries owns or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used or held for use in, or necessary to conduct, the business of Lambda and the Lambda Subsidiaries as currently conducted; (ii) to Lambda’s Knowledge, the conduct of the business of Lambda and each of the Lambda Subsidiaries, since December 31, 2019, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; and (iii) each of Lambda and the Lambda Subsidiaries takes and has taken actions to protect the proprietary rights in trade secrets included in its Intellectual Property and the trade secrets of other Persons possessed by Lambda and the Lambda Subsidiaries, and, since December 31, 2019, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by Lambda or any of the Lambda Subsidiaries.
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect, since December 31, 2019: (i) there has been no failure in, or disruptions of, its Software or information technology (“IT”) assets (including, for clarity, with respect to any third-party providers of such Software and IT assets) that has not been remedied; (ii) each of Lambda and the Lambda Subsidiaries has been and is in compliance with its privacy policies and contractual obligations regarding data privacy and security; (iii) each of Lambda and the Lambda Subsidiaries has adopted and maintains commercially reasonable measures designed to protect its IT assets, personal information and material business information against reasonably anticipated threats, hazards and the unauthorized access, use or disclosure thereof; (iv) to the Knowledge of Lambda, no Person has committed an unauthorized access, use or exfiltration, including any such access, use or exfiltration that requires disclosure to a Governmental Entity under applicable Law, with respect to any IT asset of or used for Lambda or any of the Lambda Subsidiaries, or personal information or material business information possessed or controlled by or on behalf of Lambda or any of the Lambda Subsidiaries; and (v) since December 31, 2019, neither Lambda nor any of the Lambda Subsidiaries has provided breach notices required by applicable data privacy and security Laws to, nor received written notice of any claims by, any Governmental Entity, in the case of such notices alleging noncompliance with, or a violation by Lambda or any of the Lambda Subsidiaries of, any Laws directed to data privacy and security.
Section 2.18 Affiliate Transactions. Except for (a) Contracts filed or incorporated by reference as an exhibit to the Lambda SEC Documents and (b) the Lambda Benefit Plans, Section 2.18 of the Lambda Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Lambda or any of the Lambda Subsidiaries and, on the other hand, any (i) present executive officer or director of Lambda or any of the Lambda Subsidiaries or any Person that has served as an executive officer or director Lambda or any of the Lambda Subsidiaries within the last three (3) years or any of such officer’s or director’s immediate family members, (ii) record or beneficial owner of more than five percent (5%) of the Lambda Common Stock as of the date of this Agreement or (iii) to the Knowledge of Lambda, any Affiliate of any such officer, director or owner (other than Lambda or any of the Lambda Subsidiaries) (each of the foregoing, a “Lambda Affiliate Transaction”).
Section 2.19 Insurance. Section 2.20 of the Lambda Disclosure Letter sets forth (a) a list of the material insurance policies (including directors and officers liability insurance) covering Lambda and the Lambda Subsidiaries as of the date hereof and (b) material pending claims under such policies as of the date of this Agreement. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect, from December 31, 2019 through the date of this Agreement, each of Lambda and the Lambda Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by Lambda and the Lambda Subsidiaries during such time period. Neither Lambda nor any of the Lambda Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Lambda or any of the Lambda Subsidiaries.
Section 2.20 Information to be Supplied. None of the information supplied or to be supplied by or on behalf of Lambda for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act, or (b) the Joint Proxy Statement/Consent Solicitation Statement will, at the time the Joint Proxy Statement/Consent Solicitation Statement is mailed to Pi Stockholders and the Lambda Stockholders and at the time of the Pi Stockholders’ Meeting and the Lambda Stockholders’ Meeting (if applicable) contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Pi Stockholders’ Meeting which has become false or misleading. Notwithstanding the foregoing, Lambda makes no representation or warranty with respect to any information supplied by or to be supplied by Pi, Merger Sub Inc. or Merger Sub LLC that is included or incorporated by reference in the foregoing documents.
Section 2.21 Regulatory Proceedings.
(a) Lambda is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.
(b) Except for certain facilities that are subject to Section 2.21(c), all properties and related facilities constituting Lambda’s and the Lambda Subsidiaries’ properties (including any facilities under development) are (i) exempt from regulation by the U.S. Federal Energy Regulatory Commission under applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.
(c) Except for certain facilities, as described on Section 2.21(c) of the Lambda Disclosure Letter, used in the transport of Hydrocarbons which are subject to the Interstate Commerce Act and are subject to the jurisdiction of the U.S. Federal Energy Regulatory Commission, and which are in substantial compliance with the applicable Laws, rules and regulations issued by any Governmental Entity, neither Lambda nor any of the Lambda Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).
(d) Lambda is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.
Section 2.22 Takeover Statutes. The approval by the Lambda Board referred to in Section 2.2(b) constitutes the approval of this Agreement and the transactions contemplated hereby, including the Integrated Mergers, and the transactions contemplated thereby, for purposes of the DGCL and, together with the Lambda Stockholders Approval, represents the only action necessary to ensure that any “business combination” (as defined in Section 203 of the DGCL) or other applicable provision of the DGCL does not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the Integrated Mergers and the other transactions contemplated hereby or the transactions contemplated thereby. To the Knowledge of Lambda, no other Takeover Laws or any anti-takeover provision in the Lambda Organizational Documents are, or at the Effective Time will be, applicable to Lambda, the Integrated Mergers, this Agreement or any of the transactions contemplated hereby and thereby.
Section 2.23 Financial Advisor. Except for Barclays Capital Inc. and Stephens Inc. (the fees and expenses of which will be paid by Lambda and are reflected in their respective engagement letters with Lambda), neither Lambda nor any of the Lambda Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Integrated Mergers or any of the other transactions contemplated by this Agreement. Lambda has furnished to Pi an accurate and complete copy of Lambda’s engagement letter with each of Barclays Capital Inc. and Stephens Inc. relating to the Integrated Mergers.
Section 2.24 Opinion of Financial Advisor. The Lambda Board has received the opinion of Stephens Inc. to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions stated therein, the Merger Consideration expected to be received by the holders of Lambda Common Stock (other than, as applicable, Pi and its affiliates) is fair to them from a financial point of view.
Section 2.25 Regulatory Matters.
(a) Except as would not, individually or in the aggregate, be reasonably likely to have a Lambda Material Adverse Effect, since December 31, 2019, (i) none of Lambda, any of the Lambda Subsidiaries, nor, to the Knowledge of Lambda, any Lambda or Lambda Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Lambda or any of the Lambda Subsidiaries, has violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; and (ii) none of Lambda, any of the Lambda Subsidiaries nor, to the Knowledge of Lambda, any Lambda or Lambda Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Lambda or any of the Lambda Subsidiaries, has offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any Person otherwise acting in an official capacity for or on behalf of a Governmental Entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such Person, a “Government Official”) (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting Lambda, any of the Lambda Subsidiaries, or any Lambda or Lambda Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of Lambda or any of the Lambda Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.
(b) Except as would not, individually or in the aggregate, be reasonably likely to have a Lambda Material Adverse Effect, since December 31, 2019, Lambda and the Lambda Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.
Section 2.26 Lambda Ownership of Pi Capital Stock. As of the date hereof, neither Lambda nor any Lambda Subsidiary owns any shares of capital stock of Pi or any rights to purchase or otherwise acquire any shares of capital stock or any other equity securities of Pi, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities. During the three (3) year period prior to the date of this Agreement, neither Lambda nor any Lambda Subsidiary owns 10% or more of the outstanding shares of any class of Pi Common Stock.
Section 2.27 No Additional Representations. Except for those representations and warranties expressly set forth in this Article II and except as otherwise expressly set forth in this Agreement, neither Lambda nor any of the

Lambda Subsidiaries or other Person acting on behalf of Lambda makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither Lambda nor any of the Lambda Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, Pi, Merger Sub Inc., Merger Sub LLC or their Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof), of Lambda and the Lambda Subsidiaries or the future business and operations of Lambda and the Lambda Subsidiaries.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PI,
MERGER SUB INC., AND MERGER SUB LLC
Except as disclosed in (a) the Pi SEC Documents furnished to or filed with the SEC and available on EDGAR prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by Pi to Lambda prior to the execution and delivery of this Agreement (the “Pi Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Pi and, as of the Closing Date, Merger Sub Inc. and Merger Sub LLC represent and warrant to Lambda as follows:
Section 3.1 Due Organization; Subsidiaries.
(a) Pi is duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia. Pi has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. Pi is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.
(b) Each of the Pi Subsidiaries is a legal Entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. Each of the Pi Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. Each of the Pi Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.
(c) Pi has delivered or made available to Lambda accurate and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of Pi and each Pi Subsidiary that constitutes a “significant subsidiary” of Pi as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the date hereof (collectively, the “Pi Organizational Documents”) and prior to the Closing Date, the certificate of incorporation and bylaws of Merger Sub Inc. and the certificate of formation and limited liability company agreement of Merger Sub LLC.
(d) Section 3.1(d) of the Pi Disclosure Letter sets forth Pi’s and any of Pi Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person, other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of Pi. All such capital stock, equity interests or other direct or indirect ownership interests (i) have, to the Knowledge of Pi, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Pi Organizational Documents) and nonassessable (if such entity is a corporate entity) and (ii) are owned by Pi, by one or more Subsidiaries of Pi or by Pi and one or more of the Pi Subsidiaries, in each case free and clear of all Encumbrances.
Section 3.2 Authority; Binding Nature of Agreement.
(a) Each of Pi, and as of the Closing Date, Merger Sub Inc. and Merger Sub LLC has all requisite corporate or limited liability company power and authority to enter into and to perform their obligations under this Agreement and, subject to the receipt of Pi Stockholder Approval, to consummate the Integrated Mergers and the other transactions contemplated hereby, including the Stock Issuance. The execution and delivery of this Agreement by Pi and the consummation by Pi, Merger Sub Inc. and Merger Sub LLC of the Integrated Mergers and of the other transactions contemplated by this Agreement, including the Stock Issuance, have been duly authorized by all necessary corporate action on the part of Pi, as of the Closing Date Merger Sub Inc. and Merger Sub LLC (other than, with respect to the Stock Issuance, the receipt of Pi Stockholder Approval).
(b) The Pi Board has unanimously (i) determined that this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Pi and the Pi Stockholders, (ii) approved and declared advisable this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement, and (iii) resolved to make the Pi Recommendation. Except in connection with a Pi Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the Pi Board have not been rescinded, modified or withdrawn in any way.
(c) This Agreement has been duly executed and delivered by Pi and, assuming the due execution and delivery of this Agreement by Lambda, constitutes the legal, valid and binding obligation of Pi, enforceable against Pi in accordance with its terms, subject to Enforceability Exceptions.
Section 3.3 Vote Required. The affirmative vote of the holders of a majority of votes cast at a meeting at which a majority in voting power of the outstanding shares of Pi Common Stock and Pi Series A Preferred Stock, collectively, are present and voting (the “Pi Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of Pi necessary to authorize the Stock Issuance under Rule 5635(a) of the Nasdaq Listed Company Rules (the “Pi Proposal”).
Section 3.4 Capitalization.
(a) The authorized capital stock of Pi consists of 110,000,000 shares of Pi Common Stock and 5,000,000 shares of preferred stock, $0.01 par value (the “Pi Preferred Stock”), 300,000 of which are designated as Series A Preferred Stock (the “Pi Series A Preferred Stock”). As of the Measurement Date, (i) 15,312,273 shares of Pi Common Stock are issued and outstanding, (ii) no shares of Pi Common Stock are held in Pi’s treasury or by any of the Pi Subsidiaries, (iii) 625,480 shares of Pi Common Stock are issuable pursuant to awards granted under the stock incentive plans of Pi (“Pi Stock Plans”), of which 273,962 shares are issuable in respect of time-vested restricted stock units issued under a Pi Stock Plan (“Pi RSUs”) and 351,518 are issuable in respect of performance-vested restricted stock units issued under a Pi Stock Plan (“Pi PSUs”), assuming, in the case of Pi PSUs, a target level of achievement under performance awards, (iv) 3,377,496 shares are reserved for the grant of additional awards under Pi Stock Plans, (v) 225,489.98 shares of Pi Series A Preferred Stock are issued and outstanding (excluding treasury shares) and no other shares of Pi Preferred Stock are issued or outstanding, (vi) 22,548,998 Pi Holdings Units and 225,489.98 shares of Pi Series A Preferred Stock are issued and outstanding and not held by Pi or any of its Subsidiaries, (vii) 15,312,273 Pi Holdings Units are issued and outstanding and held by Pi and (viii) 22,548,998 shares of Pi Common Stock are available for issuance in exchange for Pi Holdings Units (together with the corresponding one-hundredth (1/100th) of a share of Series A Preferred Stock). All of the outstanding shares of capital stock of Pi have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of Pi Common Stock which may be issued pursuant to the exercise or vesting of Pi RSUs and Pi PSUs will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as described in clause (iii) of this Section 3.4(a), there are not any phantom stocks or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of Pi and there are no outstanding stock appreciation rights with respect to the capital stock of Pi. Other than Pi Common Stock and Pi Preferred Stock, there are no other authorized classes of capital stock of Pi.

(b) As of the Closing, the authorized capital stock of Merger Sub Inc. consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding, all of which shares are owned directly by Pi.
(c) As of the Closing, all of the issued and outstanding limited liability company interests of Merger Sub LLC are owned directly by Pi.
(d) The shares of Pi Common Stock to be issued pursuant to the First Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid, and not subject to any preemptive right.
(e) Other than director designation rights of the Pi Series A Preferred Stock, there are no voting trusts or other agreements or understandings to which Pi, any of the Pi Subsidiaries or, to the Knowledge of Pi, any of their respective executive officers or directors is a party with respect to the voting of Pi Common Stock or the capital stock or other equity interests of any of the Pi Subsidiaries.
(f) Other than Pi RSUs and Pi PSUs, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Pi or any of the Pi Subsidiaries is a party obligating Pi or any of the Pi Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Pi or any of the Pi Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Pi Subsidiaries. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Pi or any of the Pi Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Pi or any of the Pi Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.
(g) Section 3.4(g) of the Pi Disclosure Letter (i) lists each of the Pi Subsidiaries and their respective jurisdictions of organization and (ii) designates which of the Pi Subsidiaries are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC. All of the outstanding shares of capital stock or other ownership interests of the Pi Subsidiaries that are direct or indirect wholly-owned Subsidiaries of Pi (A) have been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Pi Organizational Documents) and nonassessable (if such entity is a corporate entity) and (B) other than Pi Holdings, are owned by Pi, by one or more of the Pi Subsidiaries or by Pi and one or more of the Pi Subsidiaries, in each case free and clear of all Encumbrances.
(h) There are no outstanding bonds, debentures, notes or other Indebtedness of Pi or any of the Pi Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Pi or any of the Pi Subsidiaries may vote.
(i) Section 3.4(i) of the Pi Disclosure Letter sets forth a true and complete list of the name of each holder of Pi Holdings Units and the number of Pi Holdings Units held by such holder, in each case, as of the Measurement Date. All of the Pi Holdings Units held by Pi are held free and clear of all Encumbrances, other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or as set forth in the Pi Holdings LPA. The rate at which each Pi Holdings Unit (together with one-hundredth (1/100th) of a share of Pi Series A Preferred Stock) may be exchanged for shares of Pi Common Stock pursuant to the terms of the Pi Holdings LPA is one for one.
Section 3.5 Governmental Filings; No Violations.
(a) Other than the filings, notices, waiting periods or approvals required by (i) Section 1.3, (ii) the HSR Act, (iii) the filing with the SEC of the registration statement on Form S-4 by Pi in connection with the Stock Issuance pursuant to this Agreement (as amended or supplemented from time to time, the “Registration Statement”) and other filings required under federal or state securities laws and (iv) Nasdaq rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Pi, Merger Sub Inc. or Merger Sub LLC in connection with the execution and delivery of this Agreement, the performance by each of Pi, Merger Sub Inc. or Merger Sub LLC of its obligations under this Agreement and the consummation by Pi, Merger Sub Inc. or Merger Sub LLC of the Integrated Mergers and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.
(b) The execution and delivery of this Agreement by Pi does not, and the consummation of the Integrated Mergers and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the Pi Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 3.5(a) and obtaining the Pi Stockholder Approval, violate or conflict with any Laws or any Order applicable to Pi or any of the Pi Subsidiaries or any of their respective assets or properties or (iii) subject to obtaining the third-party consents and approvals set forth in Section 3.5(b) of the Pi Disclosure Letter, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of Pi or any of the Pi Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Pi or any of the Pi Subsidiaries is now a party or by which it or any of its assets may be bound, or (iv) result in the creation of any Encumbrance upon any of the properties or assets of Pi or any of the Pi Subsidiaries, except in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.
Section 3.6 SEC Filings; Financial Statements.
(a) All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement/Consent Solicitation Statement, required to have been filed with or furnished to the SEC by Pi or any of the Pi Subsidiaries since January 1, 2021 (the “Pi SEC Documents”) have been timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Pi SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and the requirements of SOX and (ii) none of the Pi SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(b) The financial statements (including related notes, if any) contained in the Pi SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Pi and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Pi and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Pi Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of Pi and its consolidated Subsidiaries as of December 31, 2020 (the “Pi Balance Sheet Date”) set forth in Pi’s Annual Report on Form 10-K filed with the SEC on March 9, 2021.
(c) Pi maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Pi’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Pi is recorded and reported on a timely basis to the individuals responsible for the preparation of Pi’s filings with the SEC and other public disclosure documents. Pi maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Pi’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pi, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Pi are being made only in accordance with authorizations of management and directors of Pi and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pi’s assets that could have a material effect on its financial statements. Pi has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Pi’s auditors and the audit committee of the Pi Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Pi’s ability to record, process, summarize and report financial information and has identified for Pi’s auditors and the audit committee of the Pi Board any material weaknesses in internal control over financial reporting and (B) any Fraud, whether or not material, that involves management or other employees who have a significant role in Pi’s internal control over financial reporting. Since January 1, 2021, any material change in internal control over financial reporting required to be disclosed in any Pi SEC Document has been so disclosed.
(d) Since the Pi Balance Sheet Date, neither Pi nor any of the Pi Subsidiaries nor, to the Knowledge of Pi, any director or officer of Pi or any of the Pi Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Pi or any of the Pi Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Pi or any of the Pi Subsidiaries has engaged in questionable accounting or auditing practices.
(e) Section 3.6(e) of the Pi Disclosure Letter contains a complete and accurate list of all Derivative Products entered into by Pi or any of the Pi Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Products were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Pi and the Pi Subsidiaries (collectively, the “Pi Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section 3.6(e) of the Pi Disclosure Letter identifies any such counterparty as to which, to the Knowledge of Pi, Pi or any of the Pi Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. Pi and each of the Pi Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Product to the extent that such obligations to perform have accrued, and, to the Knowledge of Pi, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Since December 31, 2020, there have been no material violations of the Pi Risk Policies.
Section 3.7 Absence of Changes. Since the Pi Balance Sheet Date, (a) as of the date of this Agreement, Pi and the Pi Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, except for commercially reasonable actions taken outside the ordinary course of business or not consistent with past practice, in any such case, in response to material changes in commodity prices or the COVID-19 pandemic that did not have, and would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.
Section 3.8 Absence of Undisclosed Liabilities. Since the Pi Balance Sheet Date, neither Pi nor any of the Pi Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities reflected or reserved against in Pi’s consolidated balance sheets (or the notes thereto) included in the Pi SEC Documents, (b) liabilities that have been incurred by Pi or any of the Pi Subsidiaries since the Pi Balance Sheet Date in the ordinary course of business, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. Neither Pi nor any of the Pi Subsidiaries is a party to, or has an commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Pi and any of the Pi Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Pi or any of the Pi Subsidiaries, in Pi’s consolidated financial statements or the Pi SEC Documents.
Section 3.9 Compliance with Laws; Regulation.
(a) Each of Pi and the Pi Subsidiaries and, with respect to any Oil and Gas Properties of Pi and the Pi Subsidiaries that are operated by third parties, to the Knowledge of Pi, such third parties, are and, since December 31, 2019, have been conducting the businesses and operations of Pi and the Pi Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Tax Laws, which is covered solely by Section 3.11, (ii) Environmental Laws, which is covered solely by Section 3.12 and (iii) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money-Laundering Laws, which are covered solely by Section 3.23, except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect). Since December 31, 2019, neither Pi nor any of the Pi Subsidiaries has received any notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.
(b) Each of Pi and the Pi Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section 3.12) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “Pi Permits”), and all such Pi Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Pi of any of the Pi Permits is pending or, to the Knowledge of Pi, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Pi Permits would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. Pi and the Pi Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Pi Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.
(c) (i) Each of Pi and the Pi Subsidiaries and, to the Knowledge of Pi, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) Pi is in compliance in all material respects with the listing and corporate governance rules and regulations of Nasdaq, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.
Section 3.10 Material Contracts.
(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of Pi filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K under the Exchange Act have been so filed as of the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) since the date such Contract or amendment was filed.
(b) Other than the Contracts set forth in clause (a) above which were filed in an unredacted form, Section 3.10(b) of the Pi Disclosure Letter sets forth a correct and complete list, and Pi has made available to Lambda correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which Pi or any of the Pi Subsidiaries is a party or bound as of the date hereof:
(i) each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of Pi or any of the Pi Subsidiaries (including Lambda and the Lambda Subsidiaries following the Closing) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;
(ii) each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $2,000,000 or (B) other Indebtedness of Pi or any of the Pi Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $2,000,000, other than agreements solely between or among Pi and the Pi Subsidiaries;
(iii) each Contract for lease of personal property or real property (excluding Oil and Gas Leases) involving annual payments in excess of $1,000,000 or aggregate payments in excess of $2,000,000 that are not terminable without penalty or other liability to Pi or any of the Pi Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;
(iv) each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any Oil and Gas Properties of Pi and the Pi Subsidiaries for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from Pi or any Pi Subsidiary exceeds $2,000,000, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;
(v) each material partnership, stockholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among Pi and/or its Subsidiaries and other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Pi or any of the Pi Subsidiaries;
(vi) each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring Pi or any of the Pi Subsidiaries to make annual expenditures in excess of $2,000,000 or aggregate payments in excess of $10,000,000 (in each case, net to the interest of Pi and the Pi Subsidiaries) following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;
(vii) each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Pi or any of the Pi Subsidiaries is subject, and, in each case, is material to the business of Pi and the Pi Subsidiaries, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Pi or any of the Pi Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the Oil and Gas Properties of Pi or any of the Pi Subsidiaries;
(viii) any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than (A) asset retirement obligations or plugging and abandonment obligations set forth in the Pi Reserve Report or (B) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of $5,000,000 or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of $10,000,000 in the aggregate after the date hereof;
(ix) any Contract (other than any other Contract otherwise covered by this Section 3.10(b)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Pi or any of the Pi Subsidiaries outside the ordinary course of business, in each case, involving annual payments in excess of $1,000,000 or aggregate payments in excess of $2,000,000 (excluding, for the avoidance of doubt, customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Pi or any of the Pi Subsidiaries), or creates or would create an Encumbrance on any material asset or property of Pi or any of the Pi Subsidiaries (other than Permitted Encumbrances);
(x) any Contract that (A) provides for midstream services to, or the sale by, Pi or any of the Pi Subsidiaries of Hydrocarbons (1) in excess of 10,000 gross barrels of oil equivalent of Hydrocarbons per day (calculated on a per day yearly average basis) or (2) for a term greater than or equal to ten (10) years and (B) has a remaining term of greater than ninety (90) days and does not allow Pi or the Pi Subsidiaries to terminate it without penalty to Pi or the Pi Subsidiaries within ninety (90) days;
(xi) any Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of Hydrocarbons from Pi or any Pi Subsidiary’s Oil and Gas Properties, which in each case, would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of $5,000,000 during the twelve (12)-month period following the date of this Agreement or aggregate penalty or deficiency payments in excess of $10,000,000 during the two (2)-year period following the date of this Agreement;
(xii) any Labor Agreement;
(xiii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which Pi or any of the Pi Subsidiaries will have any material outstanding obligation to a Governmental Entity after the date of this Agreement;
(xiv) any Contract (other than Oil and Gas Leases) pursuant to which Pi or any of the Pi Subsidiaries has paid amounts associated with any Production Burden in excess of $1,000,000 during the immediately preceding fiscal; or
(xv) each Contract or Pi Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of the Surviving Corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the Surviving Corporation or any of its Subsidiaries, make loans or advances or transfer any of its properties or assets.
(c) The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof or as hereafter amended in accordance with Section 4.2 hereof, are referred to herein as “Pi Material Contracts.”
(d) Each Pi Material Contract is valid and binding on Pi or the Pi Subsidiary party thereto, as the case may be, and, to the Knowledge of Pi, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect, in each case subject to Enforceability Exceptions.
(e) Neither Pi nor any of the Pi Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of Pi, no other party to any Pi Material Contract is in breach of, or default under the terms of, any Pi Material Contract, nor is any event of default (or similar term) continuing under any Pi Material Contract, and, to the Knowledge of Pi, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Pi Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.
Section 3.11 Tax Matters.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect:
(i) all Tax Returns required to be filed by Pi or any of the Pi Subsidiaries have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns are true, correct and complete in all respects;
(ii) Pi and each of the Pi Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld by it prior to the Closing (whether or not reflected on any Tax Return);
(iii) no outstanding deficiency for Taxes has been proposed, assessed or asserted in writing against Pi or any of the Pi Subsidiaries;

(iv) neither Pi nor any of the Pi Subsidiaries has any liability for the Taxes of any Person (other than Pi or any of the Pi Subsidiaries) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), (B) as a transferee or successor, or (C) by Contract (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);
(v) no Taxes of Pi or any of the Pi Subsidiaries are being contested and there are no audits, claims, assessments, levies, or administrative or judicial proceedings in respect of Taxes pending or proposed in writing against Pi or any of the Pi Subsidiaries;
(vi) neither Pi nor any of the Pi Subsidiaries has granted any currently effective waiver of any statute of limitations in respect of Taxes or agreed to any currently effective extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);
(vii) there are no Encumbrances for Taxes on any of the assets of Pi or any of the Pi Subsidiaries other than Permitted Encumbrances; and
(viii) neither Pi nor any of the Pi Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 482 of the Code (or any analogous provision of state, local, or foreign Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” described in Section 7121 of the Code (or any analogous provision of state, local, or foreign Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.
(b) Neither Pi nor any of the Pi Subsidiaries has been a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) within the two (2) years prior to the date of this Agreement;
(c) Neither Pi nor any of the Pi Subsidiaries has participated in, or is currently participating in, any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or any transaction under any analogous provision of state, local, or foreign Tax Law.
(d) Neither Pi nor any of the Pi Subsidiaries is a party to, has any obligation under, or is bound by any material Tax allocation, Tax sharing or Tax indemnity arrangement or agreement pursuant to which it will have any potential material liability to any Person (other than Pi or any of the Pi Subsidiaries) after the Effective Time (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).
(e) At all times since its formation, Merger Sub LLC has been treated as an Entity disregarded as separate from its owner for U.S. federal income tax purposes
(f) Following the Effective Time, Pi or a member of Pi’s “qualified group” (as defined in Treasury Regulations Section 1.368-1(d)(4)(ii)) of corporations plans and intends to continue Lambda’s “historic business” or use a “significant portion” of Lambda’s “historic business assets” in a business (as such terms are defined in Treasury Regulations Sections 1.368-1(d)(2) and (3)).
(g) Pi has no plan or intention to cause the Surviving Company to, sell, transfer or otherwise dispose of a material amount of its assets, except for sales, transfers or dispositions of such assets made in the ordinary course of business or transfers or dispositions permitted by Treasury Regulations Section 1.368-2(k).
(h) Neither Pi nor any of the Pi Subsidiaries is aware of the existence of any fact or circumstance, after reasonable diligence, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.12 Environmental Matters.
(a) Since December 31, 2018, each of Pi and the Pi Subsidiaries has been, and currently is in compliance with, all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by Pi and the Pi Subsidiaries of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. Pi and the Pi Subsidiaries have not received any written communication from a Governmental Entity alleging that Pi and the Pi Subsidiaries are not in such compliance (giving effect to such qualifications), and, to the Knowledge of Pi, there are no past or present activities that would be reasonably likely to prevent or interfere with such compliance (giving effect to such qualifications) in the future to the extent such prevention or interference would be reasonably expected to have, individually or in the aggregate, a Pi Material Adverse Effect.
(b) There has been no past or present Release of any Hazardous Material which could form the basis of any Environmental Claim against Pi or any of the Pi Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.
(c) There is no Environmental Claim pending or, to the Knowledge of Pi, threatened against Pi or any of the Pi Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.
Section 3.13 Reserve Report. The factual, non-interpretive data relating to the Oil and Gas Properties of Pi and the Pi Subsidiaries on which (i) Pi’s estimate of the proved Hydrocarbon reserves of Pi and the Pi Subsidiaries with respect to the Oil and Gas Properties of Pi and the Pi Subsidiaries as of December 31, 2020, referred to in Pi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Pi Reserve Report”), and (ii) the report of DeGolyer and MacNaughton regarding its independent audit, as of December 31, 2020, of certain of the proved Hydrocarbon reserves of Pi and the Pi Subsidiaries referred to in Pi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Pi DM Report”) were based was complete and accurate at the time such data was used by Pi in the preparation of the Pi Reserve Report and provided to DeGolyer and MacNaughton for use in the Pi DM Report, except for any incompleteness or inaccuracy that would not be reasonably expected to have, individually or in the aggregate, a Pi Material Adverse Effect. To the Knowledge of Pi, there are no material errors in the assumptions and estimates used by Pi and the Pi Subsidiaries in connection with the preparation of the Pi Reserve Report or by DeGolyer and MacNaughton in connection with the preparation of the Pi DM Report. The proved Hydrocarbon reserve estimates of Pi and the Pi Subsidiaries set forth in the Pi Reserve Report fairly reflect, in all material respects, the proved Hydrocarbon reserves of Pi and the Pi Subsidiaries at the dates indicated therein and are in accordance with the rules promulgated by the SEC, as applied on a consistent basis throughout the periods reflected therein. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Pi Reserve Report that would be reasonably expected to have, individually or in the aggregate, a Pi Material Adverse Effect. The estimates of proved Hydrocarbon reserves used by Pi and the Pi Subsidiaries in connection with the preparation of the Pi Reserve Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC, and the estimates of proved Hydrocarbon reserves provided to DeGolyer and MacNaughton in connection with the preparation of the Pi DM Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.
Section 3.14 Legal Proceedings; Orders. There is no pending Legal Proceeding (other than Legal Proceedings involving Tax matters or environmental matters, which are covered solely by Section 3.11 and Section 3.12, respectively) and, within the past twelve (12) months, to the Knowledge of Pi, no Person has threatened in writing to commence any Legal Proceeding (other than Legal Proceedings involving Tax matters or environmental matters, which are covered solely by Section 3.11 and Section 3.12, respectively), against Pi or any of the Pi Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. There is no Order to which Pi or any of the Pi Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

Section 3.15 Title to Properties.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect and except for any property (i) sold or otherwise disposed of in the ordinary course of business since the date of the Pi Reserve Report relating to the interests of Pi and the Pi Subsidiaries referred to therein, or (ii) reflected in the Pi Reserve Report or in the Pi SEC Documents as having been sold or otherwise disposed of, as of the date hereof, Pi and the Pi Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Pi Reserve Report and in each case as attributable to interests owned by Pi and the Pi Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Pi’s or one or more of the Pi Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Pi (or one or more of the Pi Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share reflected in the Pi Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which Pi and/or one or more of the Pi Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, in each case, to the extent occurring after the date of the Pi Reserve Report), (B) obligates Pi (or one or more of the Pi Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest reflected in the Pi Reserve Report for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest increase in such Oil and Gas Properties) and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect and except to the extent that enforceability thereof may be limited by Enforceability Exceptions, each material Oil and Gas Lease of Pi or any of the Pi Subsidiaries (i) constitutes the valid and binding obligation of Pi or the Pi Subsidiaries and, to the Knowledge of Pi, constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) immediately after the Effective Time will continue to constitute a valid and binding obligation of Pi or the Pi Subsidiaries and, to the Knowledge of Pi, each of the other parties thereto, in accordance with its terms. Each of Pi and the Pi Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of Pi, each other party thereto, has performed in all material respects all obligations required to be performed by it under each material Oil and Gas Lease of Pi or any of the Pi Subsidiaries. There is not, to the Knowledge of Pi, under any Oil and Gas Lease of Pi or any of the Pi Subsidiaries, any material default or event which, with notice or lapse of time or both, would constitute a material default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such defaults, other events, notices or modifications as to which requisite waivers or consents have been obtained, and, to the Knowledge of Pi, neither Pi nor any of the Pi Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate, materially modify or not renew any material Oil and Gas Lease of Pi or any of the Pi Subsidiaries.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect, and with respect to clauses (i) and (ii) below, except with respect to any of the Oil and Gas Properties of Pi or any of the Pi Subsidiaries, (i) Pi and the Pi Subsidiaries have good, valid and defensible title to all real property owned by Pi or any of the Pi Subsidiaries (collectively, the “Pi Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Pi or any of the Pi Subsidiaries (collectively, including the improvements thereon, the “Pi Leased Real Property”, and, together with the Pi Owned Real Property, the “Pi Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (ii) each Contract under which Pi or any of the Pi Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Pi Leased Real Property (each, a “Pi Real Property Lease”), to the Knowledge of Pi, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither Pi nor any of the Pi Subsidiaries, or to the

Knowledge of Pi, any other party thereto, has received written notice of any default under any Pi Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of Pi, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas Properties of Pi or any of the Pi Subsidiaries, Pi Owned Real Property or Pi Leased Real Property.
(d) There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Pi Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such Pi Real Property by Pi and the Pi Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among Pi and the Pi Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Pi Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the Pi Owned Real Property by Pi and the Pi Subsidiaries in the operation of their respective businesses thereon. Neither Pi nor any of the Pi Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any Pi Real Property that would reasonably be expected to materially adversely affect the existing use or value of such Pi Real Property by Pi and the Pi Subsidiaries in the operation of their respective businesses thereon. The Pi Real Property constitutes all of the real estate (other than, for the avoidance of doubt, Oil and Gas Properties) used in the operation of the respective businesses of Pi and the Pi Subsidiaries.
(e) Except (i) for amounts being held in suspense (by Pi, any of the Pi Subsidiaries, any third-party operator thereof or any other Person) in accordance with applicable Law, as reported in the Pi SEC Documents or otherwise in the ordinary course of business or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Pi and the Pi Subsidiaries are being received by such selling Persons in a timely manner. Neither Pi nor any of the Pi Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases of Pi or any of the Pi Subsidiaries) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.
(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect and to the Knowledge of Pi, (i) all Hydrocarbon Wells and all water, CO2 or injection Wells located on the Oil and Gas Leases of Pi or any of the Pi Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable Oil and Gas Leases, applicable Contracts and applicable Law and (ii) all drilling and completion (and plugging and abandonment, including plugging and abandonment of permanently plugged wells located on the Oil and Gas Leases of Pi or any of the Pi Subsidiaries) of the Hydrocarbon Wells and such other Wells and all related development, production and other operations have been conducted in compliance with all applicable Oil and Gas Leases, applicable Contracts and applicable Law.
(g) No Oil and Gas Properties of Pi or any of the Pi Subsidiaries is subject to any preferential purchase, consent, tag-along or similar right or obligation that would become operative or be required by Pi or any of its Affiliates as a result of the transactions contemplated by this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.
(h) Except as would not reasonably be expected to have a Pi Material Adverse Effect, to the Knowledge of Pi, there are no Wells that constitute a part of the Oil and Gas Properties of Pi or any of the Pi Subsidiaries in respect of which Pi or any of the Pi Subsidiaries has received a notice, claim, demand or Order notifying, claiming, demanding or requiring that such Wells be temporarily or permanently plugged and abandoned that remains pending or unresolved.
Section 3.16 Intellectual Property; IT and Privacy.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect: (i) each of Pi and the Pi Subsidiaries owns or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used or held for use in, or necessary to conduct, the business of Pi and the Pi Subsidiaries as currently conducted; (ii) to Pi’s Knowledge, the conduct of the business of Pi and the Pi Subsidiaries, since December 31, 2019, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; and (iii) each of Pi and the Pi Subsidiaries takes and has taken actions to protect the proprietary rights in trade secrets included in its Intellectual Property and the trade secrets of other Persons possessed by Pi and the Pi Subsidiaries, and, since December 31, 2019, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by Pi or any of the Pi Subsidiaries.
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect, since December 31, 2019: (i) there has been no failure in, or disruptions of, its Software or IT assets (including, for clarity, with respect to any third-party providers of such Software and IT assets) that has not been remedied; (ii) each of Pi and the Pi Subsidiaries has been and is in compliance with its privacy policies and contractual obligations regarding data privacy and security; (iii) each of Pi and the Pi Subsidiaries has adopted and maintains commercially reasonable measures designed to protect its IT assets, personal information and material business information against reasonably anticipated threats, hazards and the unauthorized access, use or disclosure thereof; (iv) to the Knowledge of Pi, no Person has committed an unauthorized access, use or exfiltration, including any such access, use or exfiltration that requires disclosure to a Governmental Entity under applicable Law, with respect to any IT asset of or used for Pi or any of the Pi Subsidiaries, or personal information or material business information possessed or controlled by or on behalf of Pi or any of the Pi Subsidiaries; and (v) since December 31, 2019, neither Pi nor any of the Pi Subsidiaries has provided breach notices required by applicable data privacy and security Laws to, nor received written notice of any claims by, any Governmental Entity, in the case of such notices alleging noncompliance with, or a violation by Pi or any of the Pi Subsidiaries of, any Laws directed to data privacy and security.
Section 3.17 Affiliate Transactions. Except for (i) Contracts filed or incorporated by reference as an exhibit to the Pi SEC Documents and (ii) the Pi Benefit Plans, Section 3.17 of the Pi Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Pi or any of the Pi Subsidiaries and, on the other hand, any (a) present executive officer or director of Pi or any of the Pi Subsidiaries or any Person that has served as an executive officer or director Pi or any of the Pi Subsidiaries within the last three (3) years or any of such officer’s or director’s immediate family members, (b) record or beneficial owner of more than five percent (5%) of the Pi Common Stock as of the date of this Agreement or (c) to the Knowledge of Pi, any Affiliate of any such officer, director or owner (other than Pi or any of the Pi Subsidiaries).
Section 3.18 Insurance. Section 3.18 of the Pi Disclosure Letter sets forth (a) a list of the material insurance policies (including directors and officers liability insurance) covering Pi and the Pi Subsidiaries as of the date hereof and (b) material pending claims under such policies as of the date of this Agreement. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect, from December 31, 2019 through the date of this Agreement, each of Pi and the Pi Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by Pi and the Pi Subsidiaries during such time period. Neither Pi nor any of the Pi Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Pi or any of the Pi Subsidiaries.
Section 3.19 Information to be Supplied. None of the information supplied or to be supplied by or on behalf of Pi for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act, or (b) the Joint Proxy Statement/Consent Solicitation Statement will, at the time the Joint Proxy Statement/Consent Solicitation Statement is mailed to Pi Stockholders or the Lambda Stockholders or at the time of the Pi Stockholders’ Meeting or the Lambda Stockholders’ Meeting (if applicable) contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Pi Stockholders’ Meeting or the Lambda Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement/Consent Solicitation Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Pi makes no representation or warranty with respect to any information supplied by or to be supplied by Lambda that is included or incorporated by reference in the foregoing documents.

Section 3.20 Regulatory Proceedings.
(a) Pi is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.
(b) Except for certain facilities that are subject to Section 3.20(c), all properties and related facilities constituting Pi’s and the Pi Subsidiaries’ properties (including any facilities under development) are (i) exempt from regulation by the U.S. Federal Energy Regulatory Commission under applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.
(c) Except for certain facilities, as described on Section 3.20(c) of the Pi Disclosure Letter, used in the transport of Hydrocarbons which are subject to the Interstate Commerce Act and are subject to the jurisdiction of the U.S. Federal Energy Regulatory Commission, and which are in substantial compliance with the applicable Laws, rules and regulations issued by any Governmental Entity, neither Pi nor any of the Pi Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).
(d) Pi is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.
Section 3.21 Takeover Statutes. Assuming the accuracy of the representation and warranty set forth in Section 2.27, the approval by the Pi Board referred to in Section 3.2(b) constitutes the approval of this Agreement and the transactions contemplated hereby, including the Integrated Mergers, and the transactions contemplated thereby, for purposes of any applicable anti-takeover statute under the VSCA, including the provisions of Articles 14 and 14.1 of the VSCA. To the Knowledge of Pi, no other Takeover Laws or any anti-takeover provision in the Pi Organizational Documents are, or at the Effective Time will be, applicable to Pi, the Integrated Mergers, this Agreement or any of the transactions contemplated hereby and thereby.
Section 3.22 Financial Advisor. Except as described on Section 3.22 of the Pi Disclosure Letter, neither Pi nor any of the Pi Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Integrated Mergers or any of the other transactions contemplated by this Agreement.
Section 3.23 Regulatory Matters.
(a) Except as would not, individually or in the aggregate, be reasonably likely to have a Pi Material Adverse Effect, since December 31, 2019, (i) none of Pi, any of the Pi Subsidiaries, nor, to the Knowledge of Pi, any Pi or Pi Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Pi or any of the Pi Subsidiaries, has violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; or (ii) none of Pi, any of the Pi Subsidiaries nor, to the Knowledge of Pi, any Pi or Pi Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Pi or any of the Pi Subsidiaries, has offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any Government Official (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting Pi, any of the Pi Subsidiaries, or any Pi or Pi Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of Pi or any of the Pi Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.
(b) Except as would not, individually or in the aggregate, be reasonably likely to have a Lambda Material Adverse Effect, since December 31, 2019, Pi and the Pi Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.

Section 3.24 Merger Subs.
(a) As of the Closing, Merger Sub Inc. is a direct, wholly-owned Subsidiary of Pi that was formed solely for the purpose of engaging in the First Merger. Since the date of its incorporation and prior to the Effective Time, Merger Sub Inc. has not engaged in any activities other than the performance of activities ancillary hereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the First Merger.
(b) As of the Closing, Merger Sub LLC is a direct, wholly-owned Subsidiary of Pi that was formed solely for the purpose of engaging in the Second Merger. Since the date of its formation and prior to the Second Merger Effective Time, Merger Sub LLC has not engaged in any activities other than the performance of activities ancillary hereto, and prior to the Second Merger Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Second Merger.
Section 3.25 Ownership of Lambda Stock. Neither Pi nor any of the Pi Subsidiaries owns any shares of Lambda Common Stock or Lambda Preferred Stock (or other securities convertible into, exchangeable for or exercisable for shares of Lambda Common Stock or Lambda Preferred Stock).
Section 3.26 No Additional Representations. Except for those representations and warranties expressly set forth in this Article III and except as otherwise expressly set forth in this Agreement, neither Pi nor any of the Pi Subsidiaries or other Person acting on behalf of Pi makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither Pi nor any of the Pi Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, Lambda or its Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof), of Pi and the Pi Subsidiaries or the future business and operations of Pi and the Pi Subsidiaries.
ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS
Section 4.1 Covenants of Lambda.
(a) Except (i) as provided in Section 4.1(a) of the Lambda Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, or (iv) with the prior written consent of Pi (which consent shall not be unreasonably delayed, withheld or conditioned), from the date hereof until the earlier of the Effective Time or the date this Agreement shall be terminated in accordance with Article VII (the “Pre-Closing Period”), Lambda (which for purposes of this Section 4.1 shall include the Lambda Subsidiaries) shall, (A) conduct the business and operations of Lambda and the Lambda Subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice and (B) use commercially reasonable efforts to (v) preserve intact the current business organizations of Lambda and the Lambda Subsidiaries, (w) maintain in effect all existing material Lambda Permits, (x) maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, (y) maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect and (z) maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them; provided that this Section 4.1(a) shall not prohibit Lambda and any of the Lambda Subsidiaries from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to (I) changes or developments resulting from (1) material changes in commodity prices or (2) the COVID-19 pandemic; provided, further, however, that prior to taking any such action outside of the ordinary course or that is not consistent with past practice, Lambda shall consult with Pi and consider in good faith the views of Pi regarding any such proposed action, unless clause (II) of this proviso also applies, in which case no such prior consultation shall be required, or (II) an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided, further, however, that Lambda shall, as promptly as reasonably practicable, inform Pi of such condition and any such actions taken pursuant to this clause (II).

(b) Except as (x) contemplated by this Agreement or as set forth on Section 4.1(b) of the Lambda Disclosure Letter or (y) required by Law, during the Pre-Closing Period, Lambda shall not and shall not permit any of the Lambda Subsidiaries, without the prior written consent of Pi (which consent shall not be unreasonably delayed, withheld or conditioned, and which for purposes solely of this Section 4.2(b) may consist of an email consent from an executive officer of Pi) to:
(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Lambda or any of the Lambda Subsidiaries, except for dividends or distributions by a wholly-owned Subsidiary of Lambda to Lambda or another wholly-owned Subsidiary of Lambda; (B) split, combine or reclassify any capital stock of, or other equity interests in, Lambda or any of the Lambda Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Lambda or any of the Lambda Subsidiaries, except as required by the terms of any capital stock or equity interest of any Lambda Subsidiary or as contemplated or permitted by the terms of any Lambda Benefit Plan in effect as of the date hereof (including any award agreement applicable to any Lambda RSU outstanding on the date hereof or issued in accordance with this Agreement);
(ii) except for (A) issuances of shares of Lambda Common Stock in respect of settlement of any Lambda RSUs outstanding on the date hereof, (B) the sale of shares of Lambda Common Stock issued pursuant to vesting of Lambda RSUs, if necessary to effectuate the withholding of Taxes and (C) transactions solely between or among Lambda and its wholly-owned Subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (x) any shares of its capital stock or other ownership interest in Lambda or any of the Lambda Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;
(iii) except as required by the existing terms of any Lambda Benefit Plan provided to Pi prior to the date hereof, (A) enter into, establish, adopt or terminate any Lambda Benefit Plan, or any arrangement that would be a Lambda Benefit Plan if in effect on the date hereof, other than in conjunction with the hiring, as permitted herein, of any at-will employee, (B) amend any Lambda Benefit Plan, other than annual renewals of welfare benefit plans that do not materially increase the cost to Lambda of maintaining such Lambda Benefit Plan, (C) increase the compensation or benefits payable to any current or former employee or director, (D) grant, pay or award, or promise to grant, pay or award, any severance or termination pay, bonuses, retention, incentive, change in control or similar compensation or benefits, to any current or former employee, director or other individual service provider, (E) hire or terminate the employment of any at-will employee or service provider, other than terminations for cause, (F) accelerate the vesting of any equity-based awards or other compensation, (G) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Lambda Benefit Plan, (H) implement or announce any layoffs, plant closings, temporary layoffs, salary or wage reductions, work schedule changes, furloughs, reductions in hours or other such actions with respect to any officers or employees of Lambda or any of the Lambda Subsidiaries that would require and trigger any notice obligations pursuant to the WARN Act, (I) negotiate or enter into any Labor Agreements, or (J) recognize or certify any labor unions, labor organization, works council, group of employee or employee representative bodies or other labor organizations as the bargaining representative for any employees of Lambda or any of the Lambda Subsidiaries;
(iv) waive, release or amend any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligations of any current or former employee or other individual service provider of Lambda or any of the Lambda Subsidiaries;
(v) (A) in the case of Lambda, amend or permit the adoption of any amendment to the Lambda Organizational Documents or (B) in the case of any of the Lambda Subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to the Lambda Organizational Documents;

(vi) (A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Integrated Mergers) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than any (1) such action solely between or among Lambda and its wholly-owned Subsidiaries or between or among wholly-owned Subsidiaries of Lambda, or (2) acquisitions of inventory or equipment in the ordinary course of business consistent with past practice;
(vii) consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Lambda or any of the Lambda Subsidiaries, or a restructuring, recapitalization or other reorganization of Lambda or any of the Lambda Subsidiaries of a similar nature;
(viii) authorize, make or commit to make capital expenditures during any calendar month that are in the aggregate greater than one hundred and ten percent (110%) of the aggregate amount of capital expenditures set forth in the Lambda Budget for such month, except, in each case, for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;
(ix) sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any of its assets or properties, other than (A) among Lambda and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of Lambda, (B) sales of Hydrocarbons made in the ordinary course of business or (C) sales of obsolete or worthless equipment;
(x) fail to maintain material Intellectual Property owned by Lambda or any of the Lambda Subsidiaries, or maintain rights in material Intellectual Property, in the ordinary course of business, provided that the foregoing shall not require Lambda or any of the Lambda Subsidiaries to take any action to alter the terms of any license or other Contract with respect to Intellectual Property;
(xi) (A) incur, create or suffer to exist any Encumbrance other than (1) Encumbrances in existence on the date hereof or (2) Permitted Encumbrances, or (B) incur, create, assume or guarantee any Indebtedness, other than (1) Indebtedness incurred under the Lambda Credit Agreement in the ordinary course of business that would not cause the aggregate amount outstanding to exceed $260,000,000, (2) transactions solely between or among Lambda and its wholly-owned Subsidiaries or solely between or among wholly-owned Subsidiaries of Lambda, and in each case guarantees thereof, or (3) Indebtedness incurred in connection with hedging activities (including pursuant to any Derivative Product) in the ordinary course consistent with past practices and consistent with the parameters set forth on Schedule 4.1(b)(xi) of the Lambda Disclosure Letter; provided that in the case of each of foregoing clauses (1) through (3), such Indebtedness does not (x) impose or result in any additional restrictions or limitations in any material respect on Lambda or any of the Lambda Subsidiaries or (y) subject Lambda or any of the Lambda Subsidiaries, or, following the Closing, Pi or any of the Pi Subsidiaries, to any additional covenants or obligations in any material respect (other than the obligation to make payments on such Indebtedness);
(xii) other than the settlement of any Legal Proceedings reflected or reserved against on the Lambda Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Legal Proceeding (excluding (A) any audit, claim or Legal Proceeding in respect of Taxes, which shall be governed exclusively by Section 4.1(b)(xv) and (B) any shareholder litigation against Lambda, Pi or their respective directors or officers relating to the Integrated Mergers and the other transactions contemplated by this Agreement, which shall be governed exclusively by Section 5.16) involving solely the payment of monetary damages by Lambda or any of the Lambda Subsidiaries of any amount exceeding $1,000,000 in the aggregate (but excluding any amounts paid on behalf of Lambda or any of the Lambda Subsidiaries by any applicable insurance policy maintained by Lambda or any of the Lambda Subsidiaries); provided, however, that neither Lambda nor any of the Lambda Subsidiaries shall settle or compromise any Legal Proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by Lambda or any of the Lambda Subsidiaries or (3) has a materially restrictive impact on the business of Lambda or any of the Lambda Subsidiaries;
(xiii) change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Lambda and the Lambda Subsidiaries, except as required by GAAP or applicable Law;
(xiv) (A) enter into any lease for real property (excluding, for the avoidance of doubt, Oil and Gas Leases) that would be a material Lambda Real Property Lease if entered into prior to the date hereof or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material Lambda Real Property Lease;
(xv) (A) make, change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where Lambda or any Lambda Subsidiary has the authority to make such election), (B) amend any Tax Return in a manner that is reasonably likely to result in a material increase to a Tax liability of Lambda or any Lambda Subsidiary, (C) settle or compromise any material Tax claim or assessment by any Taxing Authority or surrender any right to claim any material refund of Taxes or (D) change any material method of Tax accounting from those employed in the preparation of its Tax Returns that have been filed for prior taxable years;
(xvi) except as expressly permitted in this Section 4.1 and other than in the ordinary course of business consistent with past practice, (A) enter into or assume any Contract that would have been a Lambda Material Contract (excluding any Lambda Benefit Plan) had it been entered into prior to the date of this Agreement or (B) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any Lambda Material Contract (excluding any Lambda Benefit Plan) or any Contract (excluding any Lambda Benefit Plan) that would have been a Lambda Material Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Lambda Material Contract;
(xvii) enter into any Lambda Affiliate Transaction;
(xviii) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or
(xix) agree to take any action that is prohibited by this Section 4.1(b).
Section 4.2 Covenants of Pi.
(a) Except (i) as provided in Section 4.2(a) of the Pi Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, (iv) with the prior written consent of Lambda (which consent shall not be unreasonably delayed, withheld or conditioned), or (v) as expressly provided for in Pi’s capital budget (the “Pi Budget”), a correct and complete copy of which has been made available to Lambda, from the date hereof until the earlier of the Effective Time or the expiration of the Pre-Closing Period, Pi (which for purposes of this Section 4.2(a) shall include the Pi Subsidiaries) shall, (A) conduct the business and operations of Pi and the Pi Subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice and (B) use commercially reasonable efforts to (v) preserve intact the current business organizations of Pi and the Pi Subsidiaries, (w) maintain in effect all existing material Pi Permits, (x) maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, and (y) maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect; provided that this Section 4.2(a) shall not prohibit Pi and any of the Pi Subsidiaries from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to (I) changes or developments resulting from (1) material changes in commodity prices or (2) the COVID-19 pandemic; provided, further, however, that prior to taking any such action outside of the ordinary course or that is not consistent with past practice, Pi shall consult with Lambda and consider in good faith the views of Lambda regarding any such proposed action, unless clause (II) of this proviso also applies, in which case no such prior consultation shall be required, or (II) an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided, further, however, that Pi shall, as promptly as reasonably practicable, inform Lambda of such condition and any such actions taken pursuant to this clause (II).
(b) Except as (x) contemplated by this Agreement, the Pi Budget or as set forth on Section 4.2(b) of the Pi Disclosure Letter or (y) required by Law, during the Pre-Closing Period, Pi shall not and shall not permit any of the Pi Subsidiaries, without the prior written consent of Lambda (which consent shall not be unreasonably delayed, withheld or conditioned, and which for purposes solely of this Section 4.2(b) may consist of an email consent from an executive officer of Lambda) to:
(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Pi or any of the Pi Subsidiaries, except for (1) distributions by a Pi Subsidiary to its equity holders in the normal course of business and (2) dividends or distributions by a Pi Subsidiary to Pi or another Pi Subsidiary; (B) split, combine or reclassify any capital stock of, or other equity interests in, Pi or any of the Pi Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Pi or any of the Pi Subsidiaries, except (i) as required by the terms of any capital stock or equity interest of any Pi Subsidiary, (ii) as contemplated or permitted by the terms of any Pi Benefit Plan in effect as of the date hereof (including any award agreement applicable to any equity award of Pi outstanding on the date hereof or issued in accordance with this Agreement) or otherwise in accordance with the past practices of Pi or (iii) as permitted or required for the payment for the vesting or settlement of equity compensation awards;
(ii) (A) in the case of Pi, amend or permit the adoption of any amendment to the Pi Organizational Documents or (B) in the case of any of the Pi Subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to the Pi Organizational Documents;
(iii) (A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Integrated Mergers) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), or dispose of, transfer or agree to dispose of or transfer, any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than any (1) such action solely between or among Pi and its Subsidiaries or between or among Subsidiaries of Pi, or (2) such action that would not reasonably be expected to materially delay or hinder the consummation of the Integrated Mergers;
(iv) consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Pi or any of the Pi Subsidiaries (other than immaterial subsidiaries), or a restructuring, recapitalization or other reorganization of Pi or any of the Pi Subsidiaries of a similar nature;
(v) change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Pi and the Pi Subsidiaries, except as required by GAAP or applicable Law;
(vi) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or
(vii) agree to take any action that is prohibited by this Section 4.2(b).

ARTICLE V

ADDITIONAL COVENANTS OF THE PARTIES
Section 5.1 Investigation.
(a) Each of Lambda and Pi shall afford to the other party and its Affiliates and to its and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties (to the extent and only to the extent Lambda or Pi, as applicable, or its respective Subsidiaries has to right to permit access to such properties), Contracts, commitments, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Laws and with such additional financing, operating and other data and information regarding Lambda and the Lambda Subsidiaries, as Pi may reasonably request in connection with activities related to the completion of the transactions contemplated by this Agreement (collectively, the “Activities”), or regarding Pi and the Pi Subsidiaries, as Lambda may reasonably request in connection with the Activities, as the case may be, provided, however, that in no event shall access be provided to conduct any invasive sampling, monitoring or other investigations, including any Phase II assessments or investigations. Until the date that is 10 Business Days prior to the Termination Date, Pi and its Representatives shall be permitted to conduct non-invasive environmental assessments, including any Phase I environmental site assessments in accordance with ASTM Standard E1527-13. Notwithstanding the foregoing, neither Lambda nor Pi nor their respective Subsidiaries shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any applicable Law, Contract or obligation of confidentiality to which such party or any of its Subsidiaries is a party (provided that Pi or Lambda, as the case may be, has used its reasonable best efforts to find an alternative way to provide the access or information contemplated by this Section 5.1), cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law. Notwithstanding the foregoing, each Party shall not have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of material liability. Each Party agrees that it will not, and will cause its Subsidiaries and its and their Representatives not to, use any information obtained pursuant to this Section 5.1(a) for any purpose unrelated to the consummation of the Transactions.
(b) The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be subject to the terms of that certain Confidentiality Agreement, effective as of March 10, 2021, between Lambda and Pi (the “Confidentiality Agreement”).
Section 5.2 Support Agreements; Registration Statement and Joint Proxy Statement/Consent Solicitation Statement for Stockholder Approval.
(a) (i) Lambda will use reasonable best efforts to cause the Lambda Supporting Stockholders to execute and deliver to Pi their respective Lambda Support Agreements and (ii) Pi will use reasonable best efforts to cause Juniper to execute and deliver to Lambda the Pi Support Agreement, in each case, not later than the Support Agreement Deadline. In the event Lambda Supporting Stockholders holding not less than a majority of the shares of Lambda Common Stock outstanding as of the date of this Agreement (the “Requisite Lambda Support Agreements”) fail to deliver their respective Lambda Support Agreements by the Support Agreement Deadline, a “Lambda Support Agreement Failure” shall be deemed to have occurred.
(b) As soon as practicable following the execution of this Agreement, Pi and Lambda shall jointly prepare and each shall file with the SEC a joint proxy statement/consent solicitation statement in preliminary form, related to the solicitation of proxies from Pi Stockholders and the solicitation of written consents from Lambda Stockholders, which shall contain each of the Pi Recommendation and the Lambda Recommendation (unless, in either case, a Pi Adverse Recommendation Change or an Lambda Adverse Recommendation Change, as applicable, occurs) and comply with applicable Laws (the “Joint Proxy Statement/Consent Solicitation Statement”), and Pi shall prepare and file with the SEC (a) a Registration Statement on Form S-4, in which the Joint Proxy Statement/Consent Solicitation Statement will be included, and (b) a prospectus relating to the Pi Common Stock to be offered and sold pursuant to this Agreement and the Merger; provided, however, that in the event of a Lambda Stockholder Meeting Election, in lieu of a consent solicitation statement, Lambda shall prepare and file a proxy statement related to the solicitation of proxies from Lambda Stockholders. Pi and Lambda shall use their respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing. Each of Pi and Lambda shall use its reasonable best efforts to mail the Joint Proxy Statement/Consent Solicitation Statement to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Pi shall also use its reasonable best efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of shares of Pi Common Stock pursuant to this Agreement, and each party shall furnish all information concerning Lambda, Pi and the holders of capital stock of Lambda and Pi, as applicable, as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Joint Proxy Statement/Consent Solicitation Statement. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to the Registration Statement will be made by Pi, or with respect to the Joint Proxy Statement/Consent Solicitation Statement will be made by Lambda, Pi or any of their Subsidiaries, without providing the other party a reasonable opportunity to review and comment thereon. Pi will advise Lambda, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Pi Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Pi and Lambda shall advise the other party, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Joint Proxy Statement/Consent Solicitation Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Lambda or Pi, or any of their respective Affiliates, officers or directors, is discovered by Lambda or Pi which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement/Consent Solicitation Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either the Pi Stockholders or the Lambda Stockholders, as applicable.
Section 5.3 Lambda Consent Solicitation; Lambda Stockholder Meeting; Pi Stockholder Meeting.
(a) Unless there is a Lambda Stockholder Meeting Election, Lambda shall provide a form of stockholder written consent to the Lambda Stockholders as promptly as practicable following the date upon which the Registration Statement becomes effective. Lambda shall use reasonable best efforts to cause the Lambda Supporting Stockholders to duly execute and deliver stockholder written consents substantially in the form attached hereto as Exhibit D (the “Lambda Stockholder Written Consent” and the Lambda Stockholder Written Consents executed by Lambda Supporting Stockholders holding not less than a majority of the shares of Lambda Common Stock, the “Requisite Lambda Stockholder Written Consents”) in respect of the Lambda Common Stock beneficially owned by each such Lambda Supporting Stockholder in accordance with Section 228 of the DGCL as promptly as reasonably practicable (and in any event within three (3) Business Days) following the time at which the Registration Statement is declared effective under the Securities Act (the “Lambda Written Consent Deadline”). As promptly as practicable following the execution and delivery of the Lambda Stockholder Written Consents by the Lambda Supporting Stockholders to Pi, Lambda shall deliver to Pi a copy of each such Lambda Stockholder Written Consent.
(b) Without prejudice to Pi’s rights or ability to seek specific performance under the Lambda Support Agreements of the Lambda Supporting Stockholders’ obligations to execute and deliver the Lambda Stockholder Written Consent, (x) in the event of a Lambda Support Agreement Failure or (y) in the event the Requisite Lambda Stockholder Written Consents are not obtained by the Lambda Written Consent Deadline, upon the written request of Pi within five Business Days of the event described in clause (x) or (y), as applicable, Lambda shall, in lieu of taking the actions contemplated by Sections 5.2 and 5.3 of this Agreement in order to obtain the Requisite Lambda Stockholder Written Consents, instead take the actions contemplated by Sections 5.2 and 5.3 of this Agreement in order to obtain the Lambda Stockholder Approval at a meeting of Lambda Stockholders (a “Lambda Stockholder Meeting Election”). In the event of a Lambda Stockholder Meeting Election,

Lambda shall take all action necessary in accordance with applicable Laws and the Lambda Organizational Documents to duly give notice of, convene and hold a meeting of the Lambda Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to vote upon the Lambda Proposals (the “Lambda Stockholders’ Meeting”). Subject to Section 5.4(b) and (c), Lambda will, through the Lambda Board, recommend that the Lambda Stockholders approve the Lambda Proposals and will use commercially reasonable efforts to solicit from the Lambda Stockholders proxies in favor of the Lambda Proposals and to take all other action necessary or advisable to secure the vote or consent of the Lambda Stockholders required by the rules of Nasdaq or applicable Laws to obtain such approvals. Without limiting the generality of the foregoing, Lambda agrees that (i) its obligations pursuant to the first sentence of this Section 5.3(c) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Lambda of any Acquisition Proposal with respect to Lambda or (B) any Lambda Adverse Recommendation Change and (ii) no Acquisition Proposal with respect to Lambda shall be presented to the Lambda Stockholders for approval at the Lambda Stockholders’ Meeting or any other meeting of the Lambda Stockholders; provided that, nothing set forth in this Section 5.3 shall prohibit Lambda or the Lambda Board from disclosing to the Lambda Stockholders the existence of, or any terms or provisions of, any Acquisition Proposal with respect to Lambda or any of the modifications thereto. Notwithstanding anything to the contrary contained in this Agreement, Lambda (i) shall be required to adjourn or postpone the Lambda Stockholders’ Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the Lambda Stockholders or (B) if, as of the time for which the Lambda Stockholders’ Meeting is scheduled, there are insufficient shares of Lambda Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Lambda Stockholders’ Meeting and (ii) may adjourn or postpone the Lambda Stockholders’ Meeting if, as of the time for which the Lambda Stockholders’ Meeting is scheduled, there are insufficient shares of Lambda Common Stock represented (either in person or by proxy) to obtain the Lambda Stockholders Approval; provided, however, that the Lambda Stockholders’ Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Termination Date.
(c) Pi shall take all action necessary in accordance with applicable Laws and the Pi Organizational Documents to duly give notice of, convene and hold a meeting of the Pi Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to vote upon the Pi Proposal (the “Pi Stockholders’ Meeting”). Subject to Section 5.4(e) and (f), Pi will, through the Pi Board, recommend that the Pi Stockholders approve the Pi Proposal and will use commercially reasonable efforts to solicit from the Pi Stockholders proxies in favor of the Pi Proposal and to take all other action necessary or advisable to secure the vote or consent of the Pi Stockholders required by the rules of Nasdaq or applicable Laws to obtain such approvals. Without limiting the generality of the foregoing, Pi agrees that (i) its obligations pursuant to the first sentence of this Section 5.3(c) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Pi of any Acquisition Proposal with respect to Pi or (B) any Pi Adverse Recommendation Change and (ii) no Acquisition Proposal with respect to Pi shall be presented to the Pi Stockholders for approval at the Pi Stockholders’ Meeting or any other meeting of the Pi Stockholders; provided that, nothing set forth in this Section 5.3 shall prohibit Pi or the Pi Board from disclosing to the Pi Stockholders the existence of, or any terms or provisions of, any Acquisition Proposal with respect to Pi or any of the modifications thereto. Notwithstanding anything to the contrary contained in this Agreement, Pi (i) shall be required to adjourn or postpone the Pi Stockholders’ Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the Pi Stockholders or (B) if, as of the time for which the Pi Stockholders’ Meeting is scheduled, there are insufficient shares of Pi Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Pi Stockholders’ Meeting and (ii) may adjourn or postpone the Pi Stockholders’ Meeting if, as of the time for which the Pi Stockholders’ Meeting is scheduled, there are insufficient shares of Pi Common Stock represented (either in person or by proxy) to obtain the Pi Stockholders’ Approval; provided, however, that the Pi Stockholders’ Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Termination Date.
Section 5.4 Non-Solicitation.
(a) Lambda agrees that, except as expressly contemplated by this Agreement, neither it nor any of the Lambda Subsidiaries shall, and Lambda shall use its reasonable best efforts, and shall cause each of the Lambda Subsidiaries to use their respective reasonable best efforts to, cause their respective Representatives not to

(i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Lambda or any of the Lambda Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Lambda, (ii) other than clarifying terms of the Acquisition Proposal in accordance with the penultimate sentence of this Section 5.4(a), participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Lambda or any of the Lambda Subsidiaries or afford access to the properties, books or records of Lambda or any of the Lambda Subsidiaries to any Person that has made an Acquisition Proposal with respect to Lambda or to any Person in contemplation of making an Acquisition Proposal with respect to Lambda or (iii) accept an Acquisition Proposal with respect to Lambda or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to Lambda (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which could reasonably be expected to cause Lambda to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by this Agreement (each, a “Lambda Acquisition Agreement”). Any violation of the foregoing restrictions by the Lambda Subsidiaries or by any Representatives of Lambda who are directors or executive officers of Lambda, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Lambda or otherwise, shall be deemed to be a breach of this Agreement by Lambda. Notwithstanding anything to the contrary in this Agreement, prior to the earlier of (1) delivery of the Requisite Lambda Support Agreements or (2) in the event of a Lambda Stockholder Meeting Election by Pi, the time the Lambda Stockholder Approval is obtained, Lambda and the Lambda Board may take any actions described in clause (ii) in the first sentence of this Section 5.4(a) with respect to a third party if (w) after the date of this Agreement and prior to the earlier of (1) delivery of the Requisite Lambda Support Agreements or (2) in the event of a Lambda Stockholder Meeting Election by Pi, the time the Lambda Stockholder Approval is obtained, Lambda receives a written Acquisition Proposal with respect to Lambda from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Lambda or any of the Lambda Subsidiaries or any of their respective Representatives), (x) Lambda provides Pi the notice required by Section 5.4(g) with respect to such Acquisition Proposal, (y) the Lambda Board determines in good faith (after consultation with Lambda’s financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal with respect to Lambda, and (z) the Lambda Board determines in good faith (after consultation with Lambda’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties; provided that Lambda shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement with such third party. Notwithstanding the limitations set forth in this Section 5.4(a) and subject to compliance with Lambda’s obligations contained in Section 5.4(g), if Lambda receives, following the date hereof and prior to the earlier of (1) delivery of the Requisite Lambda Support Agreements or (2) in the event of a Lambda Stockholder Meeting Election by Pi, the time the Lambda Stockholder Approval is obtained, a bona fide written Acquisition Proposal that did not result from a knowing and intentional breach of this Section 5.4, Lambda and its Representatives may contact the Person or any of such Person’s Representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that Lambda may inform itself about such Acquisition Proposal. Nothing contained in this Section 5.4 shall prohibit Lambda or the Lambda Board from taking and disclosing to the Lambda Stockholders a position with respect to an Acquisition Proposal with respect to Lambda pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.
(b) Neither (i) the Lambda Board nor any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend, modify or qualify in a manner adverse to Pi, Merger Sub Inc. or Merger Sub LLC), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to Pi, Merger Sub Inc. or Merger Sub LLC), the Lambda Recommendation or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Lambda (any action described in this clause (i) being referred to as a “Lambda Adverse Recommendation Change”) nor (ii) shall Lambda or any of the Lambda Subsidiaries execute or enter into a Lambda Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Lambda Stockholder Approval, and subject to Lambda’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Superior Proposal with respect to Lambda that was not initiated, solicited, knowingly encouraged or knowingly facilitated by Lambda or any of the Lambda Subsidiaries or any of their respective Representatives, the Lambda Board may make a Lambda Adverse Recommendation Change; provided, however, that Lambda shall not be entitled to exercise its right to make a Lambda Adverse Recommendation Change in response to a Superior Proposal with respect to Lambda (x) until three (3) Business Days after Lambda provides written notice to Pi (a “Lambda Notice”) advising Pi that the Lambda Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal, (y) if during such three (3) Business Day period, Pi proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Lambda Board determines in good faith (after consultation with Lambda’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Lambda and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Lambda Notice and a new two (2) Business Day period under this Section 5.4(b)) and (z) unless the Lambda Board, after consultation with outside legal counsel, determines that the failure to make a Lambda Adverse Recommendation Change would be inconsistent with its fiduciary duties.
(c) Notwithstanding the first sentence of Section 5.4(b), at any time prior to obtaining the Lambda Stockholder Approval, and subject to Lambda’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Lambda Intervening Event, the Lambda Board may make a Lambda Adverse Recommendation Change described in clause (A) of the definition thereof if the Lambda Board (i) determines in good faith, after consultation with Lambda’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Lambda Adverse Recommendation Change would be inconsistent with its fiduciary duties, (ii) determines in good faith that the reasons for making such Lambda Adverse Recommendation Change are independent of any Acquisition Proposal (whether pending, potential or otherwise) with respect to Lambda and (iii) provides written notice to Pi (a “Lambda Notice of Change”) advising Pi that the Lambda Board is contemplating making a Lambda Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Lambda Board may not make such a Lambda Adverse Recommendation Change until the third Business Day after receipt by Pi of the Lambda Notice of Change and (y) during such three (3) Business Day period, at the request of Pi, Lambda shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Lambda Board not to make such Lambda Adverse Recommendation Change consistent with its fiduciary duties.
(d) Pi agrees that, except as expressly contemplated by this Agreement or Section 5.4(d) of the Pi Disclosure Letter, neither it nor any of the Pi Subsidiaries shall, and Pi shall use its reasonable best efforts, and shall cause each of the Pi Subsidiaries to use their respective reasonable best efforts to, cause their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Pi or any of the Pi Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Pi, (ii) other than clarifying terms of the Acquisition Proposal in accordance with the penultimate sentence of this Section 5.4(d), participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Pi or any of the Pi Subsidiaries or afford access to the properties, books or records of Pi or any of the Pi Subsidiaries to any Person that has made an Acquisition Proposal with respect to Pi or to any Person in contemplation of making an Acquisition Proposal with respect to Pi or (iii) accept an Acquisition Proposal with respect to Pi or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to Pi (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which could reasonably be expected to cause Pi to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by this Agreement (each, a “Pi Acquisition Agreement”). Any violation of the foregoing restrictions by any of the

Pi Subsidiaries by any Representatives of Pi who are directors or executive officers of Pi, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Pi or otherwise, shall be deemed to be a breach of this Agreement by Pi. Notwithstanding anything to the contrary in this Agreement, prior to delivery of the Pi Support Agreement, Pi and the Pi Board may take any actions described in clause (ii) in the first sentence of this Section 5.4(d) with respect to a third party if (w) after the date of this Agreement and prior to the delivery of the Pi Support Agreement, Pi receives a written Acquisition Proposal with respect to Pi from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Pi or any of the Pi Subsidiaries or any of their respective Representatives), (x) Pi provides Lambda the notice required by Section 5.4(g) with respect to such Acquisition Proposal, (y) the Pi Board determines in good faith (after consultation with Pi’s financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal with respect to Pi, and (z) the Pi Board determines in good faith (after consultation with Pi’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties; provided that Pi shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement with such third party. Notwithstanding the limitations set forth in this Section 5.4(d), and subject to compliance with Pi’s obligations contained in Section 5.4(g), if Pi receives, following the date hereof and prior to the delivery of the Pi Support Agreement, a bona fide written Acquisition Proposal that did not result from a knowing and intentional breach of this Section 5.4, Pi and its Representatives may contact the Person or any of such Person’s Representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that Pi may inform itself about such Acquisition Proposal. Nothing contained in this Section 5.4 shall prohibit Pi or the Pi Board from taking and disclosing to the Pi Stockholders a position with respect to an Acquisition Proposal with respect to Pi pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.
(e) Neither (i) the Pi Board nor any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend or modify or qualify in a manner adverse to Lambda), or publicly propose or announce any intention to withhold or withdraw (or amend or modify or qualify in a manner adverse to Lambda), the Pi Recommendation or the Pi Proposal or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Pi (any action described in this clause (i) being referred to as a “Pi Adverse Recommendation Change”) nor (ii) shall Pi or any of the Pi Subsidiaries execute or enter into, a Pi Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Pi Stockholder Approval, and subject to Pi’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Superior Proposal with respect to Pi, that was not initiated, solicited, knowingly encouraged or knowingly facilitated by Pi or any of the Pi Subsidiaries or any of their respective Representatives, the Pi Board may make a Pi Adverse Recommendation Change; provided, however, that Pi shall not be entitled to exercise its right to make a Pi Adverse Recommendation Change in response to a Superior Proposal with respect to Pi (x) until three (3) Business Days after Pi provides written notice to Lambda (a “Pi Notice”) advising Lambda that the Pi Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal, (y) if during such three (3) Business Day period, Lambda proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Pi Board determines in good faith (after consultation with Pi’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Pi and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Pi Notice and a new two (2) Business Day period under this Section 5.4(e)) and (z) unless the Pi Board, after consultation with outside legal counsel, determines that the failure to make a Pi Adverse Recommendation Change would be inconsistent with its fiduciary duties.
(f) Notwithstanding the first sentence of Section 5.4(e), at any time prior to obtaining the Pi Stockholder Approval, and subject to Pi’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Pi Intervening Event, the Pi Board may make a Pi Adverse Recommendation Change described in clause (A) of the definition thereof if the Pi Board (i) determines in good faith, after consultation with Pi’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Pi Adverse Recommendation Change would be inconsistent with its fiduciary duties, (ii) determines in good faith that the reasons for making such Pi Adverse Recommendation Change are independent of any Acquisition Proposal (whether pending, potential or otherwise) with respect to Pi and (iii) provides written notice to Lambda (a “Pi Notice of Change”) advising Lambda that the Pi Board is contemplating making a Pi Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Pi Board may not make such a Pi Adverse Recommendation Change until the third Business Day after receipt by Lambda of the Pi Notice of Change and (y) during such three (3) Business Day period, at the request of Lambda, Pi shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Pi Board not to make such Pi Adverse Recommendation Change consistent with its fiduciary duties.
(g) The parties agree that in addition to the obligations of Lambda and Pi set forth in the foregoing paragraphs (a) through (f) of this Section 5.4, as promptly as practicable (and in any event within twenty-four (24) hours) after receipt thereof, Lambda or Pi, as applicable, shall advise Pi or Lambda, respectively, in writing of any request for information or any Acquisition Proposal with respect to such party received from any Person, or any inquiry, discussions or negotiations with respect to any Acquisition Proposal with respect to such party, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and Lambda or Pi, as applicable, shall promptly provide to Pi or Lambda, respectively, copies of any written materials received by Lambda or Pi, as applicable, in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of Lambda and Pi agrees that it shall substantially concurrently provide to the other any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to the other.Lambda and Pi shall keep Pi and Lambda, respectively, fully informed of the status of any Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of Lambda and Pi agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party; provided, however, that prior to, but not after, obtaining the Lambda Stockholder Approval or Pi Stockholder Approval (as applicable), if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Lambda Board or Pi Board (as applicable) determines in good faith after consultation with Lambda’s or Pi’s (as applicable) outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties, Lambda or Pi (as applicable) shall be permitted to waive, without the other’s prior written consent, such standstill or similar provision solely to the extent necessary to permit such third party to make an Acquisition Proposal to Lambda or Pi (as applicable), on a confidential basis, provided, however, that Lambda or Pi (as applicable) shall advise the other party in writing at least two (2) calendar days prior to taking such action.
(h) Immediately after the execution and delivery of this Agreement, each party hereto will, and will cause its Subsidiaries and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore relating to any possible Acquisition Proposal with respect to such party. Each party agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.4 and (ii) promptly request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring such party or any material portion thereof to return or destroy all confidential information heretofore furnished to such Person by or on its behalf.
Section 5.5 Consummation of the Integrated Mergers; Additional Agreements.
(a) As promptly as reasonably practicable (but in no event later than ten (10) Business Days following the date of this Agreement), following the date of this Agreement, Lambda and Pi each shall file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) Notification and Report Forms relating to the transactions contemplated herein to the extent any such filing is required by the HSR Act. Lambda and Pi shall each use reasonable best efforts to obtain early termination of any waiting period under the HSR Act, to the extent early termination becomes available, and Lambda and Pi shall each promptly, subject to confidentiality provisions of the Confidentiality Agreement, (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by the FTC or the DOJ. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.5(a) so as to preserve any applicable privilege.
(b) Each of Lambda and Pi shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all other notices, reports and other documents required to be filed with any Governmental Entity with respect to the Integrated Mergers and the other transactions contemplated by this Agreement. Each of Pi and Lambda shall promptly, subject to confidentiality provisions of the Confidentiality Agreement, (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by a Governmental Entity of any jurisdiction and which the parties may reasonably deem appropriate. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.5(b) so as to preserve any applicable privilege. No party shall independently participate in any meeting, or engage in any substantive meeting, with any Governmental Entity in respect to any filings, investigation or other inquiry without giving the other party prior notice of the meeting and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. The parties will consult and cooperate with one another and permit the other party or its counsel to review in advance any proposed communication by such party to any Governmental Entity in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act, other antitrust Laws or any applicable state Laws in connection with the Integrated Mergers and the other transactions contemplated by this Agreement. The parties shall discuss in advance and jointly determine the strategy and timing for obtaining any clearances required or advisable under any applicable Law in connection with this Agreement or the transactions contemplated by this Agreement.
(c) Each of Lambda and Pi shall (i) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Integrated Mergers or any of the other transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such Legal Proceeding or threat and (iii) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and promptly inform the other party of any communication to or from any Governmental Entity regarding the Integrated Mergers.
(d) Subject to the conditions and upon the terms of this Agreement, each of Pi and Lambda shall use reasonable best efforts to take, or cause to be taken, all actions necessary to carry out the intent and purposes of this Agreement and to consummate the Integrated Mergers and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of this Agreement, each party to this Agreement shall (i) reasonably cooperate with the other party, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) give all notices (if any) required to be made and given by such party in connection with the Integrated Mergers and the other transactions contemplated by this Agreement; (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver of authorization (including any authorization of a Governmental Entity) required to be obtained from parties to any material Contracts (if any) or required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Integrated Mergers or any of the other transactions contemplated by this Agreement (provided, however, that Pi, Merger Sub Inc., Merger Sub LLC and Lambda shall not be required to pay any fees or make any other payments to any such Person in order to obtain any such approval, consent, ratification, permission, waiver or authorization (other than normal filing fees imposed by Law)); and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Integrated Mergers.
(e) Notwithstanding anything to the contrary contained in this Agreement, (i) neither Lambda nor Pi shall, nor shall it permit any of its Subsidiaries to, without the prior written consent of the other party, divest or hold separate or otherwise take or commit to take any action that limits its freedom, or after the Integrated Mergers, the freedom of action of Pi or any of Pi’s Affiliates with respect to, or its ability to retain, Lambda and the

Lambda Subsidiaries, Pi or the Pi Subsidiaries, or any of the respective businesses or assets of Pi, Lambda or any of their respective Subsidiaries or Affiliates and (ii) neither Pi nor Lambda, nor any of their respective Affiliates, shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, Lambda and the Lambda Subsidiaries, Pi or the Pi Subsidiaries, or any of the respective businesses or assets of Pi, Lambda or any of their respective Subsidiaries or Affiliates, in each case if such divestiture or other action with respect thereto would, individually or in the aggregate, reasonably be expected have a Lambda Material Adverse Effect or a Pi Material Adverse Effect.
Section 5.6 Lambda Equity Awards; Lambda Warrants.
(a) Lambda Equity Awards.
(i) Lambda RSUs. Immediately prior to the Effective Time, each restricted stock unit (including those subject to performance-based vesting conditions) under a Lambda Benefit Plan (a “Lambda RSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall automatically become fully vested and shall without any action on the part of Pi, Lambda or the holder thereof, be cancelled and converted into, and shall become a right to receive, a number of shares of Pi Common Stock obtained by multiplying (A) the number of shares of Lambda Common Stock subject to such Lambda RSU as of immediately prior to the Effective Time, by (B) the Exchange Ratio, less applicable Tax withholdings. For purposes of clause (A) of the immediately preceding sentence, any performance-based vesting conditions applicable to a Lambda RSU will be treated as having been achieved in full (which, for the avoidance of doubt, shall result in a number of Lambda RSUs vesting equal to the number of Lambda RSUs granted to the applicable participant on the applicable grant date and not any greater number).
(ii) Section 409A. To the extent that any award described in this Section 5.6 constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall be made in accordance with this Agreement and the applicable award’s terms or, if later, at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.
(iii) Required Actions. Prior to the Effective Time, the Lambda Board (or, if appropriate, any committee thereof administering any Lambda Benefit Plan) shall take all such actions as are necessary to approve and effectuate the foregoing provisions of this Section 5.6, including making any determinations or adopting resolutions of the Lambda Board or a committee thereof or any administrator of a Lambda Benefit Plan as may be necessary. Pi shall take such actions as are necessary for the treatment of the Lambda RSUs pursuant to this Section 5.6, including reservation, issuance and listing of shares of Pi Common Stock as are necessary to effectuate the transactions contemplated by this Section 5.6.
(b) Lambda Warrants. At the Effective Time, each outstanding, unexpired and unexercised Lambda Warrant shall be (i) cancelled and extinguished for no consideration on the Closing Date or (ii) other than the Tranche 2 Warrants, acquired by Pi for a Unit of Transaction Consideration (as defined in the applicable Lambda Warrant Agreement), in each case, in accordance with the terms of the applicable Lambda Warrant Agreement. Lambda and Pi shall cooperate to effectuate the foregoing.
Section 5.7 Employee and Labor Matters.
(a) The following provisions shall apply with respect to the compensation and benefits to be provided after the Effective Time in respect of individuals who are employees of Lambda or any of the Lambda Subsidiaries as of the Effective Time who remain so employed after the Effective Time (the “Lambda Employees”). Except as otherwise expressly set forth herein, Lambda and Pi agree that, unless otherwise mutually determined before the Effective Time, for the period beginning at the Effective Time and ending one (1) year following the Effective Time or, if earlier, the date of such Lambda Employee’s termination, (i) the base pay or hourly wage rate, as applicable, of the Lambda Employees shall not be reduced, (ii) the target incentive compensation opportunities of the Lambda Employees shall not be reduced, and (iii) each Lambda Employee shall be provided employee benefits (excluding pension, retiree welfare, nonqualified deferred compensation, equity- and cash-based incentive compensation) that are either substantially comparable in the aggregate to those provided to such Lambda Employee immediately before the Effective Time or the same as those provided from time to time to similarly situated employees of Pi or its Subsidiaries.

(b) Subject to applicable Law and any obligations under any Labor Agreement, under the benefit and compensation plans of Pi and the Pi Subsidiaries providing benefits to any Lambda Employees after the Effective Time (the “New Plans”), each Lambda Employee shall be credited with his or her years of service with Lambda and the Lambda Subsidiaries before the Effective Time for purposes of eligibility to participate, vesting of 401(k) contributions and level of paid time off benefits, to the same extent and for the same purpose as such Lambda Employee was credited as of the Effective Time for such service under any similar Lambda Benefit Plan; provided that such service crediting shall not be required (i) for purposes of any equity- or -cash-based incentive compensation, (ii) to the extent it would result in a duplication of benefits nor (ii) to the extent Lambda Employees are affected without regard to whether employment before the Effective Time was with Lambda and the Lambda Subsidiaries (for example, in the event a New Plan is adopted for Lambda Employees under which no participants receive credit for service before the effective date of the New Plan). In addition, and without limiting the generality of the foregoing provisions of this paragraph (b): (i) each Lambda Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans subject to ERISA to the extent coverage under such New Plan replaces coverage under a comparable Lambda Benefit Plan in which such Lambda Employee participated immediately before the Effective Time and such waiting time would not apply to similarly situated employees of Pi under such New Plan, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Lambda Employee, Pi shall use commercially reasonably efforts to cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents to the same extent waived under the corresponding Lambda Benefit Plan as of the Effective Time and (B) any eligible expenses incurred by and credited to such Lambda Employee and his or her covered dependents during the portion of the plan year of the Lambda Benefit Plan ending on the date such Lambda Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket requirements applicable to such Lambda Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(c) Nothing contained in this Section 5.7 (whether express or implied) shall (i) create or confer any rights, remedies or claims upon any employee, director, officer, or individual service provider or any right of employment or engagement or continued employment or engagement or any particular term or condition of employment or engagement for any Lambda Employee or any other Person, (ii) be considered or deemed to establish, amend, or modify any Pi Benefit Plan, Lambda Benefit Plan, New Plan, or any other benefit or compensation plan, program, policy, agreement, arrangement, or contract or (iii) confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the parties to this Agreement. The provisions of this Section 5.7 shall not be construed to prevent the termination of employment of any Lambda Employee or the amendment or termination of any particular Lambda Benefit Plan or Pi Benefit Plan to the extent permitted by its terms and subject to compliance with the terms of this Section 5.7.
(d) At the written request of Pi provided no later than five (5) days prior to the Closing Date, Lambda (or the applicable Lambda Subsidiary) shall, at least one (1) Business Day prior to the Closing Date, adopt written resolutions (or take other necessary and appropriate action) to terminate, a Lambda Benefit Plan that contains a cash or deferred arrangement under Section 401(k) of the Code (“Lambda 401(k) Plan”) and to fully vest all participants under the Lambda 401(k) Plan, such termination and vesting to be effective no later than the Business Day preceding the Closing Date; provided, however, that such Lambda 401(k) Plan termination may be made contingent upon the Closing. Lambda shall provide Pi with an advance copy of such proposed resolutions (and any related documents) and a reasonable opportunity to comment thereon prior to adoption or execution.
(e) Prior to making any broad-based communications to any Lambda Employees pertaining to post-Effective Time compensation or benefit matters that are affected by or otherwise related to the transactions contemplated in this Agreement (including any schedules hereto), Lambda shall provide Pi with a copy of the intended communication (or a written summary of any intended oral communications), and Pi shall have a reasonable period of time to review and comment on the communication.
(f) It is acknowledged and agreed that the consummation of the transactions contemplated hereby will constitute a “change of control” (or “change in control” or transaction of similar import) for purposes of the arrangements identified on Section 5.7(f) of the Lambda Disclosure Letter.

(g) Prior to the Closing, Pi and Lambda shall cooperate in good faith to determine the timing and manner in which Pi or Lambda, or their respective Subsidiaries, utilize or waive the employment tax deferral or employee retention credit relief provided under any applicable Law.
Section 5.8 Indemnification of Officers and Directors.
(a) From and after the Effective Time, to the fullest extent permitted by Law, each of Pi and the Surviving Corporation agrees that it shall, and shall cause each of their respective Subsidiaries to, jointly and severally indemnify, defend and hold harmless (and advance expenses in connection therewith) each present and former (i) director and officer of Lambda or any of the Lambda Subsidiaries or any other Entity that was serving in such capacity at Lambda’s request or (ii) individual serving as a fiduciary of any benefit plan of Lambda or any Lambda Subsidiary (the “Indemnified Parties”), against any costs or expenses (including attorneys’ and other professionals’ fees and disbursements), judgments, fines, penalties, losses, claims, damages or liabilities or amounts that are paid in settlement, of or incurred in connection with any actual or threatened claim, demand, action, suit, proceeding (including any alternative dispute resolution proceeding) or investigation, whether civil, criminal, administrative or investigative to which such Indemnified Party is a party or is otherwise involved (including as a witness), and arises out of or pertains to the fact, in each case in whole or in part, that the Indemnified Party is or was an officer or director of Lambda or any of the Lambda Subsidiaries or other applicable Person or fiduciary of any Lambda Benefit Plan, with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement, the Integrated Mergers and the other transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time.
(b) For a period of six (6) years from the Effective Time, Pi and the Surviving Corporation shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to exculpation, indemnification and reimbursement or advancement of expenses of individuals who were directors, officers or employees prior to the Effective Time than are set forth, as of the date of this Agreement, in Lambda’s certificate of incorporation and bylaws.
(c) Pi shall cause the Surviving Corporation to (or Pi shall on the Surviving Corporation’s behalf) obtain and fully prepay prior to the Closing “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time with recognized insurance companies with the same or better credit rating as Lambda’s current insurance companies for the Persons who, as of the date of this Agreement, are covered by Lambda’s directors’ and officers’ and fiduciary liability insurance (the “D&O Insurance”), with terms, conditions, retentions and levels of coverage at least as favorable as Lambda’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby), with respect to Lambda’s D&O Insurance. Notwithstanding anything to the contrary in the foregoing, in no event shall Pi or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by Lambda for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation (or Pi on the Surviving Corporation’s behalf) shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. Pi shall provide a reasonable opportunity to Lambda to comment on the terms of any endorsements or policies in connection with such “tail” policy.
(d) In the event of any claim, action, suit, proceeding or investigation in which any claims are made in respect of which such Indemnified Party would be entitled to indemnification pursuant to this Section 5.8(d), any Indemnified Party wishing to claim such indemnification shall promptly notify Pi thereof in writing, but the failure to so notify shall not relieve Pi or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices Pi or the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation: (i) Pi or the Surviving Corporation shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Pi nor the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Pi or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Pi or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to Pi and to the provider of any insurance obtained in accordance with the foregoing Section 5.8(c), and Pi or the Surviving Corporation shall cooperate in the defense of any such matter as reasonably requested and pay all reasonable and documented fees, costs and expenses of such legal counsel for the Indemnified Party as statements therefor are received; provided, however, that (1) Pi and the Surviving Corporation shall be obligated pursuant to this Section 5.8(d) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (in which case the fewest number of legal counsels necessary to avoid conflicts of interest shall be used) and (2) the Indemnified Party shall have made an undertaking to repay all such fees, costs or expenses paid by Pi or the Surviving Corporation if and to the extent that it is ultimately determined by a court of competent jurisdiction in a final judgment that the Indemnified Party is not entitled to be indemnified by Pi or the Surviving Corporation; (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Pi or the Surviving Corporation elects to assume such defense; (iii) Pi and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent and the prior written consent of the provider of any insurance obtained in accordance with the foregoing Section 5.8(c), in each case if Pi or the Surviving Corporation elects not to assume such defense; and (iv) Pi and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Notwithstanding anything herein to the contrary, neither Pi nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any claim, action, suit or other Legal Proceeding (and in which indemnification could be sought by Indemnified Parties hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit or other Legal Proceeding or such Indemnified Party otherwise consents in writing.
(e) If Pi or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or Entity and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other Entity, then, and in each such case, proper provisions shall be made (whether by operation of law or otherwise) so that the successors and assigns of Pi or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.8.
(f) The provisions of this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective successors, heirs and legal representatives, shall be binding on all successors and assigns of Pi and the Surviving Corporation and shall not be amended in any manner that is adverse to the Indemnified Parties (including their successors, heirs and legal representatives) without the written consent of the Indemnified Party (including the successors, heirs and legal representatives) affected thereby.
(g) The rights of the Indemnified Parties under this Section 5.8 shall be in addition to any rights such Indemnified Parties may have under the Lambda Organizational Documents or under any applicable Contracts or Laws in effect on the date of this Agreement, which rights shall, for the avoidance of doubt, survive the Effective Time, and Pi shall, and shall cause the Surviving Corporation to, honor and perform under all such indemnification agreements entered into by Lambda or any of the Lambda Subsidiaries in effect on the date of this Agreement and disclosed to Pi prior to the execution hereof, and any provisions under any such applicable Contracts (including such indemnification agreements) shall not be amended, repealed or otherwise modified in any manner that would materially adversely affect the rights thereunder of any such individual.
(h) Pi and the Surviving Corporation shall indemnify any Indemnified Party against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request, relating to the enforcement of such Indemnified Party’s rights under this Section 5.8; provided, that such Indemnified Party receiving any such advance executes a written undertaking to repay all such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification under Lambda’s certificate of incorporation and bylaws.
Section 5.9 Public Disclosure. The initial press release relating to this Agreement shall be a joint press release and thereafter Pi and Lambda shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Integrated Mergers or the other transactions contemplated by this Agreement; provided, however, that no such consultation shall be required if, prior to the date of such release or public statement, a Lambda Adverse Recommendation Change or a Pi Adverse Recommendation Change shall have occurred in compliance in all respects with the terms of Section 5.4 of this Agreement. No provision of this Agreement shall prohibit either Lambda or Pi from issuing any press release or public statement in the event of a Lambda Adverse Recommendation Change or a Pi Adverse Recommendation Change that is in either case in compliance in all respects with the terms of Section 5.4 of this Agreement.
Section 5.10 Nasdaq Listing of Additional Shares; Delisting.
(a) Pi shall, in accordance with the requirements of Nasdaq, file with Nasdaq a subsequent listing application (“Subsequent Listing Application”) covering the shares of Pi Common Stock to be issued to Lambda Stockholders pursuant to this Agreement, and use reasonable best efforts to cause such shares to be approved for listing, subject to official notice of issuance, prior to the Closing Date.
(b) Prior to the Closing, upon Pi’s request, Lambda shall take all actions necessary to be taken prior to Closing to cause the delisting of Lambda Common Stock from OTCQX Best Market and the termination of Lambda’s registration of Lambda Common Stock under the Exchange Act, in each case, as soon as practicable following the Effective Time, subject to compliance with Lambda’s obligations under the Exchange Act.
Section 5.11 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Pi, Lambda, the Pi Board and the Lambda Board, to the extent permissible under applicable Laws, will grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Integrated Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Laws, act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.
Section 5.12 Section 16. Pi shall, prior to the Effective Time, cause the Pi Board to approve the issuance of Pi equity securities in connection with the Integrated Mergers with respect to any employees of Lambda who, as a result of their relationship with Pi as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, the Lambda Board shall approve the disposition of Lambda equity securities (including derivative securities) in connection with the Integrated Mergers by those directors and officers of Lambda subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.
Section 5.13 Notice of Changes. Each of Lambda and Pi shall give prompt written notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon it obtaining Knowledge of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VI not being able to be satisfied prior to the Termination Date.
Section 5.14 Tax Matters.
(a) Each of Lambda and Pi will, and will cause its Subsidiaries and Affiliates to, use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Reorganization Treatment”). Neither Lambda nor Pi will (nor will they permit their respective Subsidiaries or Affiliates to) take any action (whether or not otherwise permitted under this Agreement), or cause any action to be taken, which action could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment.
(b) Each of Lambda and Pi will notify the other party promptly after becoming aware of any fact or circumstance that could reasonably be expected to cause the Integrated Mergers, taken together, not to qualify for the Reorganization Treatment. The parties shall (i) treat the Integrated Mergers, taken together, consistent with the Reorganization Treatment for U.S. federal, state and other relevant income Tax purposes, (ii) file all Tax Returns consistent with the Reorganization Treatment, (iii) comply with all reporting and recordkeeping requirements applicable to the Integrated Mergers which are prescribed by the Code, by Treasury Regulations thereunder or by forms, instructions or other publications of the Internal Revenue Service, including the record-keeping and information filing requirements prescribed by Treasury Regulations Section 1.368-3, and (iv) take no Tax position inconsistent with the Reorganization Treatment, in each case, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code.

(c) This Agreement is intended to constitute, and the parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354 and 361 of the Code.
(d) Each of Pi and Lambda shall reasonably cooperate with one another and their respective tax advisors and use its reasonable best efforts (i) in order for Lambda to obtain an opinion of its counsel to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of 368(a) of the Code and (ii) in connection with the issuance to Lambda of an opinion to similar effect by its counsel in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement/Consent Solicitation Statement. In connection therewith, (x) Lambda shall deliver to its counsel a duly authorized and executed officer’s certificate, dated, as applicable, as of the Closing Date or such other date as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement/Consent Solicitation Statement, containing such representations as shall be reasonably necessary or appropriate to enable such counsel to render such opinions and (y) Pi shall deliver to such counsel a duly authorized and executed officer’s certificate, dated, as applicable, as of the Closing Date or such other date as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement/Consent Solicitation Statement, containing such representations as shall be reasonably necessary or appropriate to enable such counsel to render such opinions, and Pi and Lambda shall provide such other information as reasonably requested by such counsel for purposes of rendering such opinions. Notwithstanding the foregoing, each party acknowledges and agrees that its obligations to effect the Integrated Mergers are not subject to any condition or contingency with respect to the Integrated Mergers qualifying for the Reorganization Treatment. The rendering of any such opinion contemplated by this Section 5.14(d) shall not be a condition to Closing.
Section 5.15 Treatment of Existing Indebtedness; Financing Cooperation.
(a) Prior to or at the Closing, Lambda shall deliver to Pi an executed payoff letter (a “Payoff Letter”), in a form and substance reasonably acceptable to Pi, from the lenders, or the administrative agent (or similar Person) on behalf of the lenders, under the Lambda Credit Agreement. Lambda shall use commercially reasonable efforts to provide a draft of such Payoff Letter to Pi no less than two (2) Business Days prior to the anticipated Closing Date. Such Payoff Letter shall (i) confirm the aggregate outstanding amount (and such other related arrangements) required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or any other outstanding and unpaid Indebtedness and other obligations under the Lambda Credit Agreement, as of the anticipated Closing Date (and the daily accrual of interest thereafter), (ii) contain payment instructions and (iii) evidence, together with customary accompanying release and termination of Encumbrance documentation, the satisfaction, release and discharge of the Indebtedness under the Lambda Credit Agreement, and the agreement by such administrative agent or lenders to the release of all Encumbrances (including mortgages) upon the payment of such amount (and satisfaction of, and other arrangements with respect to, any such other obligations as set forth therein) in accordance with the payment instructions. Prior to or at the Closing, Lambda shall have (i) delivered (by the applicable date required under the terms of the Lambda Credit Agreement (or as otherwise agreed or waived by the lenders or administrative agent (or similar Person) under the Lambda Credit Agreement)) any notices necessary to permit the prepayment, payoff, discharge and termination in full at the Closing and prior to the Effective Time of all Indebtedness under the Lambda Credit Agreement on the Closing Date and (ii) pursuant to the Payoff Letter, obtained such documents (including an authorization to file the Uniform Commercial Code termination statements upon the payment in full of the outstanding amounts under the Lambda Credit Agreement) and releases as are reasonably necessary to release all Encumbrances (including mortgages) created in connection with the Lambda Credit Agreement and any Derivative Products or treasury management arrangement secured thereby, in each case in a form and substance reasonably acceptable to Pi. Notwithstanding the foregoing, it is agreed and understood that the payoff and satisfaction of such outstanding Indebtedness under the Lambda Credit Agreement as set forth in the Payoff Letter shall be at Pi’s sole cost and expense.
(b) Lambda shall use commercially reasonable efforts to provide, and cause the Lambda Subsidiaries and its and their respective officers, directors and employees to use commercially reasonable efforts to provide, and shall use reasonable best efforts to direct its and the Lambda Subsidiaries’ respective accountants, legal counsel and other representatives to use their reasonable best efforts to provide all cooperation reasonably requested by

Pi that is reasonably necessary and customary in connection with the arrangement of any financing by Pi in connection with the Integrated Mergers (a “Financing”), including by using commercially reasonable efforts to (i) as promptly as reasonably practicable, deliver all of the Required Information, cause management of Lambda to participate in a reasonable number of requested meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with a Financing, in each case, with reasonably appropriate seniority and expertise and upon reasonable advance written notice and at mutually agreeable dates, times (during regular business hours) and locations (including direct contact between members of senior management of Lambda, on the one hand, and of the arrangers, underwriters, prospective lenders, investors and/or purchasers (the “Financing Sources”), on the other hand), (ii) provide reasonable and customary assistance with the preparation of (A) customary and reasonable investor presentations, offering memoranda or other similar documents (including versions of such memoranda or presentations that do not contain material non-public information) for any portion of a Financing, (B) customary and reasonable materials for rating agency presentations and (C) the definitive agreements with respect to a Financing, including preparation of schedules thereto, in each case, by providing such pertinent information as may be reasonably requested by Pi and to the extent reasonably available to Lambda, (iii) request that the present and former independent accountants for Lambda provide reasonable assistance to Pi in connection with a Financing consistent with their customary practice (including providing reasonable and customary accountants’ comfort letters and consents from such independent accountants to the extent required by the definitive agreements with respect to a Financing), (iv) cooperate reasonably with the Financing Sources’ due diligence, to the extent customary and reasonable and (v) to provide such other customary documents and financial and pertinent information regarding Lambda and the Lambda Subsidiaries as may be reasonably requested by Pi and reasonably necessary for consummation of such Financing, including reasonable and customary authorization and representation letters and information and data reasonably required by Pi to prepare all pro forma financial statements required in connection with a Financing (it being understood that Lambda or any of the Lambda Subsidiaries, or any of their respective officers, directors, employees, accountants, legal counsel, or other representatives shall not be responsible for, and Pi shall be solely responsible for, preparation of such pro forma financial statements). Any such cooperation shall be provided at Pi’s expense for third party fees and expenses.
(c) Notwithstanding anything to the contrary herein, Pi agrees and acknowledges that consummation of any such Financing by Pi or any of its Subsidiaries is not a condition to the Closing or any of their respective obligations under this Agreement. Except for the representations and warranties of Lambda set forth in Article II of this Agreement, Lambda and the Lambda Subsidiaries shall not have any liability to Pi, Merger Sub Inc. and Merger Sub LLC in respect of any financial or other information provided pursuant to this Section 5.15. In fulfilling Lambda’s obligations under this Section 5.15, (i) none of Lambda nor its Subsidiaries (or their respective officers, directors, employees, or other representatives) shall be required to (A) pay any commitment or other fee, provide any security or incur any other liability in connection with any Financing prior to the Effective Time, (B) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing, or (C) give any indemnities that are effective prior to the Effective Time and (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations or business of Lambda and its Subsidiaries. Any such cooperation pursuant to this Section 5.15 shall be provided at Pi’s sole cost and expense, and Pi shall, promptly upon request by Lambda, reimburse Lambda and its Subsidiaries for all reasonable out-of-pocket costs and expenses (including, without limitation, out-of-pocket auditor’s, accountant’s, and attorneys’ fees and other third party fees and expenses). Pi shall indemnify and hold harmless Lambda, its Subsidiaries, and each of their respective officers, directors, employees, or other representatives from and against any and all claims, losses, or damages suffered or incurred by them directly or indirectly in connection with the arrangement of any such Financing or any information provided in connection therewith (other than to the extent related to information provided by Lambda or its Subsidiaries or their respective representatives that contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not materially misleading or to the extent incurred or suffered as a result of the bad faith or willful misconduct of Lambda or any of Lambda’s Subsidiaries or any of their respective officers, directors, employees or other representatives). In addition, no action, liability, or obligation of Lambda or any of its Subsidiaries, or any of their respective representatives pursuant to any agreement, arrangement, contract, certificate, instrument, or other document relating to any such Financing will be effective until the Effective Time, and neither Lambda nor any of its Subsidiaries will be required to take any action pursuant to any of the foregoing that is not contingent on the occurrence of the Closing or that must be effective before the Effective Time. Further, nothing in this Section 5.15 will require (i) Lambda, its Subsidiaries, or their respective representatives to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document, with respect to any Financing or adopt resolutions approving the agreements, documents and/or instruments pursuant to which any such Financing is obtained or pledge any collateral with respect to any Financing prior to the Closing, (ii) any officer or representative of Lambda or any of its Subsidiaries to deliver any certificate or take any other action under this Section 5.15 that could reasonably be expected to result in personal liability to such officer or representative or (iii) the representatives of Lambda or its Subsidiaries to deliver any legal opinions with respect to such Financing.
Section 5.16 Shareholder Litigation. Lambda shall give Pi a reasonable opportunity to participate in the defense or settlement of any shareholder litigation against Lambda or its directors or officers relating to the Integrated Mergers and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Pi, which consent shall not be unreasonably withheld, conditioned or delayed. Pi shall give Lambda a reasonable opportunity to participate in the defense or settlement of any stockholder litigation against Pi or its directors or officers relating to the Integrated Mergers and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Lambda, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 5.5, each of Pi and Lambda shall cooperate, shall cause their respective Subsidiaries, as applicable, to cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate in the defense against such litigation.
Section 5.17 Cooperation. Each of Lambda and Pi will, and will cause its Subsidiaries and Representatives to, use its reasonable best efforts, subject to applicable Law, to cooperate with the other party in connection with planning the integration of the business operations of Lambda and Pi and their respective Subsidiaries.
Section 5.18 Governance. Prior to the Effective Time, Pi shall take all actions as may be necessary to cause one director currently serving on the Lambda Board prior to the Effective Time and mutually acceptable to Pi and Lambda (who shall meet the independence standards of Nasdaq with respect to Pi) to be appointed to the Pi Board.
Section 5.19 Merger Subs. Pi shall take all actions to cause Merger Sub Inc. and Merger Sub LLC (i) to take any actions required under the DGCL to permit this Agreement to be submitted to the Lambda Stockholders for approval in accordance with this Agreement and the DGCL and (ii) to engage in the Integrated Mergers as contemplated by this Agreement.
ARTICLE VI

CONDITIONS TO THE INTEGRATED MERGERS
Section 6.1 Conditions to Each Party’s Obligation. The respective obligations of Lambda and Pi to consummate the Integrated Mergers are subject to the satisfaction or, to the extent permitted by Law, the waiver by each party on or prior to the Effective Time, of each of the following conditions:
(a) The Lambda Stockholder Approval shall have been obtained;
(b) The Pi Stockholder Approval shall have been obtained;
(c) No provision of any applicable Law and no Order (preliminary or otherwise) shall be in effect that prohibits the consummation of the Integrated Mergers;
(d) Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated hereby shall have expired or otherwise been terminated;
(e) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the use of the Registration Statement or the Joint Proxy Statement/Consent Solicitation Statement shall have been issued by the SEC nor shall proceedings seeking a stop order have been initiated or, to the Knowledge of Lambda or Pi, as the case may be, be threatened by the SEC; and
(f) Pi shall have filed with Nasdaq the Subsequent Listing Application with respect to the shares of Pi Common Stock issued or issuable pursuant to this Agreement and such shares of Pi Common Stock shall have been approved and authorized for listing on Nasdaq, subject to official notice of issuance.

Section 6.2 Additional Conditions to Pi’s Obligations. The obligations of Pi to consummate the Integrated Mergers are subject to the satisfaction or, to the extent permitted by Law, the waiver by Pi on or prior to the Effective Time of each of the following conditions:
(a) Lambda shall have performed or complied in all material respects with all of its covenants, obligations or agreements required to be performed or complied with under the Agreement prior to the Effective Time;
(b) The representations and warranties of Lambda contained (i) in the first sentence of Section 2.1(a), Section 2.2(a), Section 2.2(c), Section 2.4(a) and Section 2.4(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in each case, for de minimis inaccuracies, (ii) Section 2.6(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) in this Agreement (other than the representations and warranties of Lambda set forth in the first sentence of Section 2.1(a), Section 2.2(a), Section 2.2(c), Section 2.4(a), Section 2.4(c) and Section 2.6(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (iii)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Lambda Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect; and
(c) Pi shall have received a certificate from a duly authorized officer of Lambda certifying as to the matters set forth in foregoing paragraphs (a) and (b) of this Section 6.2.
The foregoing conditions are for the sole benefit of Pi and may, subject to the terms of this Agreement, be waived by Pi, in whole or in part at any time and from time to time, in the sole discretion of Pi. The failure by Pi at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Effective Time.
Section 6.3 Additional Conditions to Lambda’s Obligations. The obligations of Lambda to consummate the Integrated Mergers are subject to the satisfaction or, to the extent permitted by Law, the waiver by Lambda on or prior to the Effective Time of each of the following conditions:
(a) Pi shall have performed or complied in all material respects with its respective covenants, obligations or agreements required to be performed or complied with under the Agreement prior to the Effective Time;
(b) The representations and warranties of Pi contained (i) in the first sentence of Section 3.1(a), Section 3.2(a) and Section 3.2(c), and Section 3.4(a), Section 3.4(b), Section 3.4(c), Section 3.4(d), Section 3.4(f) and the last sentence of Section 3.4(i) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in each case, for de minimis inaccuracies, (ii) Section 3.6(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) in this Agreement (other than the representations and warranties of Pi set forth in the first sentence of Section 3.1(a), Section 3.2(a) and Section 3.2(c), Section 3.4(a), Section 3.4(b), Section 3.4(c), Section 3.4(d), Section 3.4(f), the last sentence of Section 3.4(i), and Section 3.6(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (iii)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Pi Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect; and
(c) Lambda shall have received a certificate from a duly authorized officer of Pi as to the matters set forth in foregoing paragraphs (a) and (b) of this Section 6.3. The foregoing conditions are for the sole benefit of Lambda and may, subject to the terms of this Agreement, be waived by Lambda, in whole or in part at any time and from time to time, in the sole discretion of Lambda. The failure by Lambda at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Effective Time.

Section 6.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Integrated Mergers or for terminating this Agreement, on the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.
ARTICLE VII

TERMINATION
Section 7.1 Termination. This Agreement may be terminated prior to the Effective Time, whether before or after adoption of this Agreement by Lambda Stockholders or approval of the Pi Proposal by the Pi Stockholders, in the following circumstances:
(a) by mutual written consent of Pi and Lambda;
(b) by either Pi or Lambda if:
(i) the Integrated Mergers shall not have been consummated on or prior to November 26, 2021 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose action or failure to act has been the primary cause of the failure of the Integrated Mergers to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement by such party;
(ii) a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Integrated Mergers; provided, however, the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations pursuant to Section 5.5 resulted in the entry of the Order or the taking of such other action; or
(iii) (A) the required approval of the Pi Stockholders contemplated by this Agreement at the Pi Stockholders’ Meeting (or any adjournment thereof) shall not have been obtained or (B) either (i) the Lambda Stockholder Approval shall not have been obtained through the delivery of Lambda Stockholder Written Consents within 3 Business Days of delivery of a notice of effectiveness of the Registration Statement to each Lambda Supporting Stockholder by Pi and no Lambda Stockholder Meeting Election has been made by Pi or (ii) following a Lambda Stockholder Meeting Election only, the required approval of the Lambda Stockholders contemplated by this Agreement at the Lambda Stockholders’ Meeting, as applicable, shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to a party where the failure to obtain the required approval of its stockholders shall have been caused by the actions or failure to act of such party and such action or failure to act constitutes a material breach by such party of this Agreement.
(c) by Pi:
(i) at any time prior to the Effective Time, if any of Lambda’s covenants, representations or warranties contained in this Agreement (other than those set forth in Section 5.4) shall have been breached or, any of Lambda’s representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied, and such breach (A) is incapable of being cured by Lambda or (B) shall not have been cured within thirty (30) days of receipt by Lambda of written notice of such breach describing in reasonable detail such breach;
(ii) at any time prior to the receipt of the Lambda Stockholder Approval, if the Lambda Board or any committee thereof (A) shall make a Lambda Adverse Recommendation Change, (B) shall approve or adopt or recommend the approval or adoption of any Acquisition Proposal with respect to Lambda or the execution of a definitive agreement with respect to an Acquisition Proposal with respect to Lambda (other than any Acceptable Confidentiality Agreement permitted by Section 5.4(a)), (C) shall not include the Lambda Recommendation in the Joint Proxy Statement/Consent Solicitation Statement or (D) shall resolve, agree to, publicly propose to or allow Lambda to publicly propose to take any of the actions in the foregoing clauses (A)-(C);

(iii) at any time prior to the receipt of the Lambda Stockholder Approval, if Lambda Willfully and Materially breaches Section 5.4, other than in the case where (A) such Willful and Material breach is a result of an isolated action by a Person that is a Representative of Lambda, (B) Lambda uses reasonable best efforts to remedy such material breach upon becoming aware of such breach and (C) Pi is not significantly harmed as a result thereof; or
(iv) if the Lambda Support Agreements shall not have been delivered by the Lambda Supporting Stockholders by the Support Agreement Deadline.
(d) by Lambda:
(i) at any time prior to the Effective Time, if any of Pi’s covenants, representations or warranties contained in this Agreement shall have been breached or, any of Pi’s representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) of this Agreement would not be satisfied, and such breach (A) is incapable of being cured by Pi or (B) shall not have been cured within thirty (30) days of receipt by Pi of written notice of such breach describing in reasonable detail such breach;
(ii) at any time prior to the receipt of the Pi Stockholder Approval, if the Pi Board, or any committee thereof (A) shall make a Pi Adverse Recommendation Change, (B) shall approve or adopt or recommend the approval or adoption of any Acquisition Proposal with respect to Pi or the execution of a definitive agreement in connection with an Acquisition Proposal with respect to Pi (other than any Acceptable Confidentiality Agreement permitted by Section 5.4(d)), (C) shall not include the Pi Recommendation in the Joint Proxy Statement/Consent Solicitation Statement or (D) shall resolve, agree to, publicly propose to or allow Pi to publicly propose to take any of the actions in the foregoing clauses (A)-(C);
(iii) at any time prior to the receipt of the Pi Stockholder Approval, if Pi Willfully and Materially Breaches Section 5.4, other than in the case where (A) such Willful and Material Breach is a result of an isolated action by a Person that is a Representative of Pi, (B) Pi uses reasonable best efforts to remedy such material breach upon becoming aware of such breach and (C) Lambda is not significantly harmed as a result thereof; or
(iv) if the Pi Support Agreement shall not have been delivered by Juniper by the Support Agreement Deadline.
Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1 of this Agreement, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 7.2, Section 7.3 and Article VIII of this Agreement shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement shall not relieve any party from any liability or damages resulting from fraud or any Willful and Material Breach of any provision contained in this Agreement.
Section 7.3 Expenses; Termination Fees.
(a) Expenses. Except as otherwise expressly provided herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne solely and entirely by the party incurring such expenses, whether or not the Integrated Mergers are consummated.
(b) Termination Fee.
(i) In the event that this Agreement is terminated by Lambda pursuant to Section 7.1(d)(ii) [Pi Adverse Recommendation Change] or Section 7.1(d)(iii) [Pi Material Breach of Non-Solicitation], then Pi shall pay to Lambda the Pi Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.
(ii) In the event that this Agreement is terminated by Pi pursuant to Section 7.1(c)(ii) [Lambda Adverse Recommendation Change] or Section 7.1(c)(iii) [Lambda Material Breach of Non-Solicitation], then Lambda shall pay to Pi the Lambda Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.
(iii) In the event that (A) prior to the Lambda Stockholders’ Meeting (or, if earlier, the receipt of Lambda Stockholder Approval) and after the date of this Agreement, an Acquisition Proposal with respect to Lambda is publicly proposed or publicly disclosed or otherwise disclosed to the Lambda Board after the date of this Agreement and not withdrawn prior to the Lambda Stockholders’ Meeting, (B) this Agreement is terminated by Pi or Lambda pursuant to Section 7.1(b)(i) [Termination Date], Section 7.1(b)(iii)(B) [No Lambda Stockholder Approval] or by Pi pursuant to Section 7.1(c)(i) [Lambda Breach] and (C) concurrently with or within nine (9) months after any such termination described in clause (B), Lambda or any of the Lambda Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Lambda (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.3(b)(iii)), then Lambda shall pay to Pi the Lambda Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal.
(iv) In the event that (A) prior to the Pi Stockholders’ Meeting, an Acquisition Proposal with respect to Pi is publicly proposed or publicly disclosed or otherwise disclosed to the Pi Board after the date of this Agreement and not withdrawn prior to the Pi Stockholders’ Meeting, (B) this Agreement is terminated by Pi or Lambda pursuant to Section 7.1(b)(i) [Termination Date], Section 7.1(b)(iii)(A) [No Pi Stockholder Approval] or Section 7.1(d)(i) [Pi Breach] and (C) concurrently with or within nine (9) months after any such termination described in clause (B), Pi or any of the Pi Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Pi (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.3(b)(iv)), then Pi shall pay to Lambda the Pi Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal.
(v) In the event that this Agreement is terminated by either party pursuant to Section 7.1(b)(i) [Termination Date] and at the time of such termination, (A) the Lambda Stockholder Approval shall not have been obtained and (B) Pi would have been permitted to terminate this Agreement pursuant to Section 7.1(c)(ii) [Lambda Adverse Recommendation Change] or Section 7.1(c)(iii) [Lambda Material Breach of Non-Solicitation], then Lambda shall pay to Pi the Lambda Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.
(vi) In the event that this Agreement is terminated by either party pursuant to Section 7.1(b)(i) [Termination Date] and at the time of such termination, (A) the Pi Stockholder Approval shall not have been obtained and (B) Lambda would have been permitted to terminate this Agreement pursuant to Section 7.1(d)(ii) [Pi Adverse Recommendation Change] or Section 7.1(d)(iii) [Pi Material Breach of Non-Solicitation], then Pi shall pay to Lambda the Pi Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.
(vii) As used in this Agreement, “Pi Termination Fee” shall mean $6,000,000 and “Lambda Termination Fee” shall mean $3,000,000. Each of the Pi Termination Fee and the Lambda Termination Fee is referred to as a “Termination Fee.”
(viii) Upon payment of the Termination Fee, the paying party shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the other party (provided that nothing herein shall release any party from liability for fraud or Willful and Material Breach). The parties acknowledge and agree that in no event shall either party be required to pay a Termination Fee on more than one occasion.
(ix) Each of the parties hereto acknowledges and agrees: (A) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement and (B) that the Termination Fees are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate a party hereto in the circumstances in which such payment is due and payable and which do not involve fraud or a Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. If Lambda or Pi, as applicable, fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (1) Lambda or Pi, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related actions commenced and (2) Lambda or Pi, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.
(x) The parties agree that the monetary remedies set forth in this Section 7.3 and the specific performance remedies set forth in Section 8.11 shall be the sole and exclusive remedies of (A) Lambda and its Subsidiaries against Pi, Merger Sub Inc. and Merger Sub LLC and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Integrated Mergers to be consummated and upon payment of such amount, none of Pi, Merger Sub Inc. or Merger Sub LLC or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Integrated Mergers or the transactions contemplated by this Agreement; provided, however, that no such payment shall relieve Lambda of any liability or damages to Pi, Merger Sub Inc. or Merger Sub LLC as a result of Fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Lambda shall be liable for damages for such Fraud or Willful and Material Breach); and (B) Pi, Merger Sub Inc. and Merger Sub LLC against Lambda and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Integrated Mergers to be consummated and upon payment of such amount, none of Lambda and its Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Integrated Mergers or the transactions contemplated by this Agreement; provided, however, that no such payment shall relieve Pi, Merger Sub Inc. and Merger Sub LLC of any liability or damages to Lambda as a result of Fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Pi, Merger Sub Inc. and Merger Sub LLC shall be liable for damages for such Fraud or Willful and Material Breach).
ARTICLE VIII

MISCELLANEOUS PROVISIONS
Section 8.1 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of Lambda and Pi at any time (whether before or after any required approval by the Lambda Stockholders or the Pi Stockholders); provided, however, that after the receipt of Lambda Stockholder Approval, no amendment shall be made which by applicable Laws or the rules of Nasdaq requires further approval of Lambda Stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
Section 8.2 Waiver.
(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
Section 8.3 No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except for agreements which expressly by their terms survive the Effective Time.
Section 8.4 Entire Agreement; Counterparts. This Agreement (and the Confidentiality Agreement and the Lambda Disclosure Letter, Pi Disclosure Letter, the Pi Support Agreement and the Lambda Support Agreements) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.
Section 8.5 Applicable Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees that any action, suit or other Legal Proceeding arising out of the transactions contemplated by this Agreement (a “Proceeding”) shall be commenced and conducted exclusively in the federal or state courts of the State of Delaware, and each of the parties hereby irrevocably and unconditionally: (a) consents to submit to the exclusive jurisdiction of the federal and state courts in the State of Delaware for any Proceeding (and each party agrees not to commence any Proceeding, except in such courts); (b) waives any objection to the laying of venue of any Proceeding in the federal or state courts of the State of Delaware; (c) waives, and agrees not to plead or to make, any claim that any Proceeding brought in any federal or state court of the State of Delaware has been brought in an improper or otherwise inconvenient forum; and (d) waives, and agrees not to plead or to make, any claim that any Proceeding shall be transferred or removed to any other forum. Each of the parties hereto hereby irrevocably and unconditionally agrees: (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (ii) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to clauses (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.
Section 8.6 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 8.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.
Section 8.8 No Third-Party Beneficiaries. Except for (a) the right to receive the Merger Consideration as provided in Article I and the provisions of Section 5.6 (including, for the avoidance of doubt, the rights of the former holders of Lambda Common Stock to receive the Merger Consideration) but only from and after the, and subject to the occurrence of, Effective Time, (b) the right of the Indemnified Parties to enforce the provisions of Section 5.8 only (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after, and subject to the occurrence of, the Effective Time and (c) the rights of the non-management directors in Section 5.18, Pi and Lambda agree that (i) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.9 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central time on such date or if the date is not a Business Day) of transmission by electronic mail or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail set forth beneath the name of such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):
If to Pi:
Pi Corporation
16285 Park Ten Place, Suite 500
Houston, Texas 77084
Attention: Katie Ryan
Email: katie.ryan@pennvirginia.com

with a copy to (which copy shall not constitute notice hereunder):

Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
Attention: Sean T. Wheeler; Debbie Yee
Email: sean.wheeler@kirkland.com; debbie.yee@kirkland.com

If to Lambda:

Lambda Resources US Inc.
111 Boland Street, Suite 301
Fort Worth, Texas
Attention: Frank D. Bracken III
Email: fbracken@lonestarresources.com

with a copy to (which copy shall not constitute notice hereunder):

Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Attention: T. Mark Kelly; Lande A. Spottswood
Email: mkelly@velaw.com; lspottswood@velaw.com
Section 8.10 Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (b) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.
Section 8.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. The parties agree that, in the event of any breach by the other party of any covenant or obligation contained in this Agreement, the other party shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.11 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
Section 8.12 Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties on behalf of itself and each of its controlled Affiliates hereby: (a) (i) agrees that any legal action (whether in law or in equity, whether in contract or in tort or otherwise), involving the Financing Sources together with their respective affiliates and their respective affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns (collectively, the “Financing Sources and Related Parties”), arising out of or relating to this Agreement, the Financing, any commitment letter related thereto (any such commitment letter, the “Debt Commitment Letter”) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) (ii) irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court and agrees that any such dispute shall be governed by, and construed in accordance with, the laws of the State of New York, (iii) irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (iv) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law (provided, however, that notwithstanding the forgoing and the governing law provisions of the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, it is understood and agreed that (A) the interpretation of the definition of Lambda Material Adverse Effect (and whether or not a Lambda Material Adverse Effect has occurred), (B) the determination of the accuracy of any “specified acquisition agreement representation” (as such term or similar term may be defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof Pi or any of its Affiliates has the right to terminate its or their obligations hereunder pursuant to Section 7.1(c) or decline to consummate the Integrated Mergers as a result thereof pursuant to Section 6.2(a) or Section 6.2(b) and (C) the determination of whether the Integrated Mergers have been consummated in all material respects in accordance with the terms hereof, shall in each case be governed by and construed in accordance with the law of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction), (b) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise), against the Financing Sources and Related Parties in any way arising out of or relating to this Agreement, the Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Laws trial by jury in any legal action brought against the Financing Sources and Related Parties in any way arising out of or relating to this Agreement, the Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that none of the Financing Sources and Related Parties will have any liability to any of Lambda, the Lambda Subsidiaries or their respective Affiliates relating to or arising out of this Agreement, the Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of Lambda, the Lambda Subsidiaries or their respective Affiliates shall bring or support any legal action, including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources and Related Parties relating to or in any way arising out of this Agreement, the Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Financing Source and Related Parties or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, and (g) agrees (x) that the Financing Sources and Related Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Section 8.12 (or the definitions of any terms used in this Section 8.12) and (y) to the extent any amendments to any provision of this Section 8.12 (or, solely as they relate to such Section, the definitions of any terms used in this Section 8.12) are materially adverse to the Financing Sources and Related Parties, such provisions shall not be amended without the prior written consent of the Financing Sources. Notwithstanding anything contained herein to the contrary, nothing in this Section 8.12 shall in any way affect any party’s or any of their respective Affiliates’ rights and remedies under any other binding agreement to which a Financing Source is a party.
Section 8.13 Construction.
Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:
(a) for purposes of this Agreement, whenever the context requires: the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders;
(b) the parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement;
(c) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;
(d) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;
(e) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;
(f) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;
(g) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;
(h) all references to prices, values or monetary amounts refer to United States dollars;
(i) this Agreement has been jointly prepared by the parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement;
(j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;
(k) any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;
(l) the Annexes and Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;
(m) all references to a Person include such Person’s predecessors and permitted successors and assigns;
(n) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;
(o) all references to days mean calendar days unless otherwise provided;
(p) all references to time mean Houston, Texas time; and
(q) all references to “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July 10, 2021.

Section 8.14 Certain Definitions.
(a) As used in this Agreement, the following terms have the following meanings:
(i) “Acceptable Confidentiality Agreement” shall mean (A) a confidentiality agreement containing confidentially terms substantially similar to or no less favorable to Lambda or Pi, as applicable, than the terms of the Confidentiality Agreement and (B) such confidentiality agreement shall not prohibit compliance by Pi or Lambda, as applicable, with any of the provisions of Section 5.4 as between Pi, on the one hand, and Lambda, on the other hand.
(ii) “Acquisition Proposal” shall mean any bona fide proposal, whether or not in writing, for the (A) direct or indirect acquisition or purchase of a business or assets that constitutes fifteen percent (15%) or more of the net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of fifteen percent (15%) or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, or (C) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning fifteen percent (15%) or more of any class of equity securities of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement.
(iii) “Affiliate” shall have the meaning as defined in Rule 12b-2 under the Exchange Act; provided, that in no event shall any portfolio company of Juniper be an Affiliate of Pi for purposes of this Agreement.
(iv) “Anti-Corruption Laws” shall mean any applicable law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010 and any applicable anti-corruption or anti-bribery law of any other applicable jurisdiction.
(v) “Book-Entry Common Share” shall mean each uncertificated share of Lambda Common Stock.
(vi) “Business Day” shall mean any day, other than a Saturday, a Sunday or a day on which banking and savings and loan institutions in New York or Texas are authorized or required by Law to be closed.
(vii) “Cleanup” shall mean all actions required to be taken under or pursuant to any Environmental Law to: (A) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (B) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (C) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (D) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.
(viii) “Contract” shall mean any legally binding written or oral agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature, excluding any Permit.
(ix) “COVID-19” shall mean SARS-CoV-2 or COVID-19 and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.
(x) “Derivative Product” shall mean each Contract for any futures transaction, swap transaction, collar transaction, floor transaction, cap transaction, option, warrant, forward purchase or sale transaction relating to one or more currencies, commodities (including Hydrocarbons), interest rates, bonds, equity securities, loans, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(xi) “DTC” means The Depositary Trust Company.
(xii) “Economic Sanctions/Trade Laws” shall mean all applicable laws relating to anti-terrorism, the importation of goods, export controls, antiboycott, and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any governmental body, agency, authority or Entity targeting certain countries, territories, entities or Persons. For the avoidance of doubt, the applicable laws referenced in the foregoing sentence include (A) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act, or any regulations of the U.S. Treasury Department Office of Foreign Assets Controls (“OFAC”), or any export control law applicable to U.S.-origin goods, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (B) any U.S. sanctions related to or administered by the U.S. Department of State and (C) any sanctions measures or embargoes imposed by the United Nations Security Council, Her Majesty’s Treasury or the European Union.
(xiii) “EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.
(xiv) “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, easement, title defect, lease, sublease, claim, infringement, interference, option, right of first refusal or preemptive right (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
(xv) “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
(xvi) “Environmental Claim” shall mean any claim, action, cause of action, investigation or notice by any Person alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (A) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by Lambda or Pi, or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.
(xvii) “Environmental Law” shall mean any applicable Law that relates to:
(1) the protection of the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life or any other natural resource), human health or safety (to the extent related to exposure to Hazardous Materials); or
(2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, or Release of Hazardous Materials, in each case as in effect on or prior to the date of this Agreement.
(xviii) “executive officers” shall have the meaning given to such term in Rule 3b-7 under the Exchange Act.
(xix) “Fraud” means a knowing and intentional misrepresentation of a material fact or concealment of a material fact by a Party with respect to any representation or warranty by a Party in Article II or Article III, or in any certificate delivered pursuant to this Agreement (but not, for the avoidance of doubt, in any other actual or alleged representation or warranty made orally or in writing), which is made or concealed with the intent of inducing another Party to enter into this Agreement and upon which such other Party has reasonably relied (and does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory).
(xx) “GAAP” shall mean generally accepted accounting principles, as in effect in the United States of America.

(xxi) “Governmental Entity” shall mean any federal, state, tribal, municipal, local or foreign government or any instrumentality, subdivision, court, arbitral body (public or private), administrative agency or commission or other authority thereof.
(xxii) “Hazardous Materials” shall mean any substance, material or waste that is listed, defined, designated or classified or otherwise regulated as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar import pursuant to any Environmental Law, including Hydrocarbons and greenhouse gases or any hazardous substance as that term is defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq., as amended, and any similar term used in any similar state authority.
(xxiii) “Hydrocarbons” shall mean crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas), ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.
(xxiv) “Indebtedness” of any Person shall mean:
(1) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such Person in substitution or exchange for payment obligations for borrowed money;
(2) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person or any services received by such Person, including, in any such case, “earnout” payments;
(3) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;
(4) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;
(5) payment obligations secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance other than a Permitted Encumbrance, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed;
(6) obligations to repay deposits or other amounts advanced by and therefore owing to any party that is not an Affiliate of such Person;
(7) obligations of such Person under any Derivative Product; and
(8) indebtedness of others as described in the foregoing clauses (1) through (7) above in any manner guaranteed by such Person or for which such Person is or may become contingently liable; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.
(xxv) “Intellectual Property” shall mean all intellectual property rights recognized throughout the world, including all U.S. and foreign (A) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (B) trademarks, service marks, names, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (C) copyrights and copyrightable subject matter, (D) proprietary rights in computer programs (whether in source code, object code, or other form), databases, algorithms, compilations and other collections of data (including geophysical data), and in all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (E) trade secrets and other confidential information, including ideas, know-how, inventions, proprietary processes, formulae, models and methodologies and (F) all applications and registrations for the foregoing.
(xxvi) “Knowledge” shall mean with respect to any party hereto shall mean the actual knowledge of such party’s executive officers.
(xxvii) “Lambda Credit Agreement” shall mean that certain Amended and Restated Credit Agreement, dated as of November 30, 2020, among Lambda, as parent, Lambda Resources America Inc., as borrower, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time.
(xxviii) “Lambda Intervening Event” shall mean a material event, fact, circumstance, development or occurrence not related to an Acquisition Proposal that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Lambda Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Lambda Board prior to obtaining the Lambda Stockholder Approval.
(xxix) “Lambda Material Adverse Effect” shall mean, when used with respect to Lambda and the Lambda Subsidiaries, (A) a material adverse effect on the ability of Lambda and the Lambda Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of Lambda and the Lambda Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Lambda Material Adverse Effect has occurred:
(1) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;
(2) changes in general economic conditions in the:
(A) oil and gas exploration and production industry;
(B) the oil and gas gathering, compressing, treating, processing and transportation industry generally;
(C) the natural gas liquids fractionating and transportation industry generally;
(D) the crude oil and condensate logistics and marketing industry generally; and
(E) the natural gas marketing and trading industry generally (including in each case changes in law affecting such industries);
(3) the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;
(4) any hurricane, tornado, flood, earthquake or other natural disaster;
(5) any epidemic, pandemic or disease outbreak (including the COVID-19 virus), or other public health condition, or any other force majeure event, or any escalation or worsening thereof;
(6) the identity of, or actions or omissions of, Pi, Merger Sub Inc., Merger Sub LLC or their respective Affiliates, or any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of Pi; provided that the exception in this clause (6) shall not apply to references to “Lambda Material Adverse Effect” in the representations and warranties set forth in Section 2.5(b) and, to the extent related thereto, the condition set forth in Section 6.2(b);

(7) the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (7) shall not apply to references to “Lambda Material Adverse Effect” in the representations and warranties set forth in Section 2.5(b) and, to the extent related thereto, the condition set forth in Section 6.2(b);
(8) any change in the market price or trading volume of the common stock of Lambda (it being understood and agreed that the exception in this clause (8) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Lambda Material Adverse Effect);
(9) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (9) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Lambda Material Adverse Effect);
(10) any downgrade in rating of any Indebtedness or debt securities of Lambda or any of the Lambda Subsidiaries (it being understood and agreed that the exception in this clause (10) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Lambda Material Adverse Effect);
(11) changes in any Laws or regulations applicable to Lambda or any of Lambda’s Subsidiaries or their respective assets or operations;
(12) changes in applicable accounting regulations or the interpretations thereof; and
(13) any Legal Proceedings commenced by or involving any current or former director or stockholder of Lambda (on its own behalf or on behalf of Lambda) arising out of or related to this Agreement or the Integrated Mergers or other transactions contemplated hereby. provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (1), (2), (3), (4), (5), (11) or (12) will, unless otherwise excluded, be taken into account for purposes of determining whether a Lambda Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects Lambda and the Lambda Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Lambda and the Lambda Subsidiaries operate.
(xxx) “Lambda Warrant Agreements” means, together, the Tranche 1 Warrant Agreement and the Tranche 2 Warrant Agreement.
(xxxi) “Lambda Warrants” means, collectively, the Tranche 1 Warrants and the Tranche 2 Warrants.
(xxxii) “Law” shall mean any applicable federal, state, local, municipal, foreign or other law, act, Order, statute, constitution, principle of common law, resolution, ordinance, code, edict, rule, regulation or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.
(xxxiii) “Legal Proceeding” shall mean any action, claim, charge, complaint, suit, litigation, investigation, inquiry, arbitration, grievance, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any Person, any court or other Governmental Entity or any arbitrator or arbitration panel, or any union, employee representative body or other labor organization.

(xxxiv) “Mineral Interest” shall mean any fee mineral interests or an undivided fee mineral interest, mineral interests, non-participating royalty interests, term mineral interests, coalbed methane interests, oil interests, gas interests, reversionary interests, reservations, concessions, executive rights or other similar interests in Hydrocarbons in place or other fee interests in Hydrocarbons.
(xxxv) “Money-Laundering Laws” shall mean any law governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, and any applicable money laundering-related laws of other jurisdictions where Lambda or Pi, as applicable, and their respective Subsidiaries conduct business, conduct financial transactions or own assets.
(xxxvi) “Oil and Gas Leases” shall mean, with respect to a Person, all Hydrocarbon and mineral leases and subleases, royalties, overriding royalties, net profits interests, Mineral Interests, carried interests, and other rights to Hydrocarbons in place, and mineral servitudes, and all leases, subleases, licenses or other occupancy or similar agreements under which such Person acquires or obtains operating rights in and to Hydrocarbons.
(xxxvii) “Oil and Gas Properties” shall mean (A) all direct and indirect interests in and rights with respect to Hydrocarbon, mineral, water and similar properties of any kind and nature, including all Oil and Gas Leases and the interests in lands covered thereby or included in Units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and Mineral Interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participating royalty interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations, and concessions, (B) all Wells located on or producing from any of the Oil and Gas Leases, Units, or Mineral Interests and the rights to all Hydrocarbons and other minerals produced therefrom (including the proceeds thereof), (C) all surface interests, easements, surface use agreements, rights-of-way, licenses and Permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (D) all interests in machinery, equipment (including Well equipment and machinery), production, completion, injection, disposal, gathering, transportation, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), rigs, pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries, testing and monitoring equipment, and other personal property used, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons and (E) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
(xxxviii) “Order” shall mean any: (A) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Entity or any arbitrator or arbitration panel; or (B) Contract with any Governmental Entity entered into in connection with any Legal Proceeding.
(xxxix) “Permit” shall mean any franchise, grant, authorization, license, establishment registration, product listing, permit, easement, variance, exception, consent, certificate, clearance, approval or order of any Governmental Entity.
(xl) “Permitted Encumbrance” shall mean:
(1) to the extent waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, stockholders’ agreements, organizational documents and other similar agreements and documents;
(2) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Encumbrances and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments that are not yet delinquent or that are being contested in good faith and in each case for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;
(3) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Lambda Reserve Report or the Pi Reserve Report, as applicable;
(4) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business; provided, however, that in each case, such Encumbrance (A) secures obligations that are not Indebtedness and are not delinquent and (B) has no material adverse effect on the value, use or operation of the property encumbered thereby;
(5) Encumbrances incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;
(6) such title defects as (A) Pi (in the case of title defects with respect to properties or assets of Lambda or any of the Lambda Subsidiaries) may have expressly waived in writing or (B) Lambda (in the case of title defects with respect to properties or assets of Pi or any of the Pi Subsidiaries) may have expressly waived in writing;
(7) rights reserved to or vested in any Governmental Entity to control or regulate any of Lambda’s or Pi’s or their respective Subsidiaries’ properties or assets in any manner;
(8) all easements, covenants, restrictions (including zoning restrictions), rights-of-way, servitudes, Permits, surface leases and other similar rights or restrictions in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Lambda Owned Real Property or Pi Owned Real Property or the properties of Lambda or Pi or any of their respective Subsidiaries that are of record and customarily granted in the oil and gas industry and (A) do not materially interfere with the operation, development, exploration or use of the property or asset affected or (B) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Lambda Reserve Report or the Pi Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;
(9) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness (including Indebtedness under the Lambda Credit Agreement) that will be paid off in connection with Closing); and
(10) with respect to the Lambda Real Property or the Pi Real Property (as applicable), but excluding any Oil and Gas Properties, all other Encumbrances, liens, charges, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on a current and accurate survey of any Lambda Real Property or Pi Real Property, as applicable, that in each case does not materially interfere with the operation, value, development, exploration or use of the property or asset affected.
(xli) “Person” shall mean any individual, Entity or Governmental Entity.
(xlii) “Pi Benefit Plan” shall mean each (i) employee pension benefit plan (as defined in Section 3(2) of ERISA), (ii) employee welfare benefit plan (as defined in Section 3(1) of ERISA), (iii) other pension, bonus, commission, stock option, stock purchase, incentive, deferred compensation, supplemental retirement or retiree plan, program or other retiree coverage or arrangement, fringe benefit and other benefit plan, program, Contracts, arrangement or policy and (iv) any employment, executive compensation, change in control or severance plan, program, Contract, arrangement or policy, in each case, that is sponsored or maintained by Pi or any of the Pi Subsidiaries or any other Entity (whether or not incorporated) which is treated as a single employer together with Pi or any of the Pi Subsidiaries within the meaning of Section 4001(b) of ERISA for the benefit of, or relating to, any former or current employee, officer or director of Pi or any of the Pi Subsidiaries.
(xliii) “Pi Intervening Event” shall mean a material event, fact, circumstance, development or occurrence not related to an Acquisition Proposal that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Pi Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Pi Board prior to obtaining the Pi Stockholder Approval.
(xliv) “Pi Material Adverse Effect” shall mean, when used with respect to Pi and the Pi Subsidiaries, (A) a material adverse effect on the ability of Pi and the Pi Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of Pi and the Pi Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Pi Material Adverse Effect has occurred:
(1) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;
(2) changes in general economic conditions in the:
(A) oil and gas exploration and production industry;
(B) the oil and gas gathering, compressing, treating, processing and transportation industry generally;
(C) the natural gas liquids fractionating and transportation industry generally;
(D) the crude oil and condensate logistics and marketing industry generally; and
(E) the natural gas marketing and trading industry generally (including in each case changes in law affecting such industries);
(3) the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;
(4) any hurricane, tornado, flood, earthquake or other natural disaster;
(5) any epidemic, pandemic or disease outbreak (including the COVID-19 virus), or other public health condition, or any other force majeure event, or any escalation or worsening thereof;
(6) the identity of, or actions or omissions of, Lambda and its respective Affiliates, or any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of Lambda; provided that the exception in this clause (6) shall not apply to references to “Pi Material Adverse Effect” in the representations and warranties set forth in Section 3.5(b) and, to the extent related thereto, the condition set forth in Section 6.3(b);
(7) the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (7) shall not apply to references to “Pi Material Adverse Effect” in the representations and warranties set forth in Section 3.5(b) and, to the extent related thereto, the condition set forth in Section 6.3(b);

(8) any change in the market price or trading volume of the common stock of Pi (it being understood and agreed that the exception in this clause (8) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Pi Material Adverse Effect);
(9) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (9) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Pi Material Adverse Effect);
(10) any downgrade in rating of any Indebtedness or debt securities of Pi or any of the Pi Subsidiaries (it being understood and agreed that the exception in this clause (10) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Pi Material Adverse Effect);
(11) changes in any Laws or regulations applicable to Pi or any of Pi’s Subsidiaries or their respective assets or operations;
(12) changes in applicable accounting regulations or the interpretations thereof; and
(13) any Legal Proceedings commenced by or involving any current or former director or stockholder of Pi (on its own behalf or on behalf of Pi) arising out of or related to this Agreement or the First Merger or other transactions contemplated hereby. provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (1), (2), (3), (4), (5), (11) or (12) will, unless otherwise excluded, be taken into account for purposes of determining whether a Pi Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects Pi and the Pi Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Pi and the Pi Subsidiaries operate.
(xlv) “Production Burdens” shall mean all royalty interests, overriding royalty interests, production payments, reversionary interests, net profit interests, production payments, carried interests, non-participating royalty interests, royalty burdens or other similar interests or encumbrances that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons from, or allocated to, any Oil and Gas Properties or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.
(xlvi) “Release” shall mean any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing.
(xlvii) “Required Information” shall mean (A)(1) the financial statements referred to in Section 2.6(b), and (2) unaudited consolidated financial statements of Lambda and its consolidated Subsidiaries for each fiscal quarter (other than the fourth fiscal quarter period of any fiscal year) ended after March 31, 2021, in each case, prepared in accordance with GAAP, presenting fairly in all material respects the consolidated financial position of Lambda and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Lambda and its consolidated Subsidiaries for the periods covered thereby, and (B) all financial information reasonably necessary for Pi to prepare a pro forma unaudited combined balance sheet and related pro forma unaudited combined statement of operations of Pi and its Subsidiaries as required for the Joint Proxy Statement/Consent Solicitation, after giving effect to the transactions contemplated hereby as if the transactions contemplated hereby had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of operations).

(xlviii) “Sanctions Target” shall mean (A) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws, including, as of the date of this Agreement, Iran, Cuba, Syria, the Crimea region of Ukraine, and North Korea; (B) a Person that is on the list of Specially Designated Nationals and Blocked Persons or any of the other sanctions Persons lists published by OFAC, or any equivalent list of sanctioned Persons issued by the U.S. Department of State; (C) a Person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (D) an entity owned fifty percent (50%) or more or controlled by a country or territory identified in clause (A) or Person in clause (B) above.
(xlix) “Subsidiary” of any Person shall mean (A) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (B) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (C) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member or has the power to direct the policies, management and affairs of such company or (D) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof. For the avoidance of doubt, Pi Holdings and each subsidiary of Pi Holdings shall be considered a Subsidiary of Pi.
(l) “Superior Proposal” shall mean, with respect to a party hereto, any bona fide written Acquisition Proposal with respect to such party made on terms which a majority of the board of directors of such party determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by the other party hereto pursuant to Section 5.4, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be more favorable to such party and its stockholders (in their capacity as stockholders) as compared to the transactions contemplated hereby and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party hereto pursuant to Section 5.4, provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” shall be deemed to be references of “50% or more.”
(li) “Support Agreement Deadline” shall mean 7:00 P.M., Central Time on July 11, 2021.
(lii) “Takeover Laws” shall mean any “Moratorium,” “Control Share Acquisition,” “Fair Price,” “Supermajority,” “Affiliate Transactions,” or “Business Combination Statute or Regulation” or other similar state antitakeover Laws.
(liii) “Tax Return” shall mean any return, declaration, statement, report, information return, claim for refund or other similar document filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.
(liv) “Taxes” shall mean any and all taxes or other similar governmental assessments, duties, imposts, levies, escheatage, charges and fees in the nature of a tax, including income, estimated, gross receipts, withholding, transfer, stamp, registration, payroll, employment, unemployment, severance, capital, production, ad valorem, excise, windfall or other profits, property, sales, use, turnover, value added and franchise, imposed by any Taxing Authority, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.
(lv) “Taxing Authority” shall mean the Internal Revenue Service and any other U.S. or non-U.S. Governmental Entity responsible for the imposition, administration or collection of Taxes or Tax Returns.

(lvi) “Tranche 1 Warrant Agreement” means the Tranche 1 Warrant Agreement, dated November 30, 2020, by and between Lambda, Computershare Inc. and Computershare Trust Company, N.A., as warrant agent.
(lvii) “Tranche 1 Warrants” means the warrants to purchase shares of Lambda Common Stock issued pursuant to the Tranche 1 Warrant Agreement.
(lviii) “Tranche 2 Warrant Agreement” means the Tranche 1 Warrant Agreement, dated November 30, 2020, by and between Lambda, Computershare Inc. and Computershare Trust Company, N.A., as warrant agent.
(lix) “Tranche 2 Warrants” means the warrants to purchase shares of Lambda Common Stock issued pursuant to the Tranche 2 Warrant Agreement.
(lx) “Treasury Regulations” shall mean the regulations promulgated under the Code and successor regulations thereof.
(lxi) “Unit” shall mean each separate pooled, communitized or unitized acreage unit which includes all or any portion of any Oil and Gas Leases or other Oil and Gas Properties.
(lxii)“VSCA” means the Virginia Stock Corporation Act.
(lxiii) “Wells” shall mean Hydrocarbon wells, CO2 wells, saltwater disposal wells, injection wells and storage wells, whether producing, operating, shut-in or temporarily abandoned, located on any real property associated with an Oil and Gas Property of Lambda or Pi, as applicable, or any of their Subsidiaries.
(lxiv) “Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the Knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement.
[Signatures on Following Page]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.
PENN VIRGINIA CORPORATION

By:	/s/ Darrin J. Henke
Name: Darrin. J. Henke
Title: President and Chief Executive Officer

LONESTAR RESOURCES US INC.

By:	/s/ Frank D. Bracken III
Name: Frank D. Bracken III
Title: Chief Executive Officer

EXHIBIT A

FORM OF LAMBDA SUPPORT AGREEMENT
[Attached as Annex C]

EXHIBIT B

FORM OF PI SUPPORT AGREEMENT
[Attached as Annex D]

EXHIBIT C

FORM OF A&R Limited Liability Company Agreement of Surviving Company
[See attached.]

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

[•]
This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of [•], a Delaware limited liability company (the “Company”) (as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, this “Agreement”), is adopted by its sole member Penn Virginia Corporation, a Virginia Corporation (the “Member”), and is effective as of [•], 2021.
WHEREAS, Pi Merger Sub LLC (“Merger Sub LLC”) was formed as a limited liability company in accordance with the Delaware Act on June 30, 2021;
WHEREAS, Merger Sub LLC is party to that certain Limited Liability Agreement of the Company, dated as of June 30, 2021 (the “Original LLC Agreement”);WHEREAS, the Member, among others, previously entered into that certain Agreement and Plan of Merger, dated as of July 10, 2021 (the “Merger Agreement”);
WHEREAS, pursuant to the Merger Agreement, and as more fully described therein, at the Second Merger Effective Time (as defined in the Merger Agreement), (a) the certificate of formation of Merger Sub LLC then in effect as of immediately prior to the Second Merger Effective Time shall be the certificate of formation of the Company, until thereafter changed or amended as provided therein, (b) at the Second Merger Effective Time, the limited liability company agreement of the Company shall be amended and restated pursuant to the Second Merger (as defined therein) in its entirety as set forth herein, and (c) the name of Merger Sub LLC immediately after the Second Merger Effective Time shall be changed to [•], in each case in accordance with the terms of the Merger Agreement and this Agreement;
WHEREAS, the organizational documents of the Company, as laid out in Section 1.4 of the Merger Agreement, including this Agreement, and the other agreements and documents expressly referred to herein or therein shall constitute an unseverable and single agreement of the parties with respect to the transactions contemplated hereby and thereby; and
WHEREAS, as a condition to, and in connection with the Integrate Mergers (as defined in the Merger Agreement) , the Company and the Parties desire to amend and restate the Original LLC Agreement in its entirety.
NOW, THEREFORE, in consideration of the mutual covenants contained in the Merger Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Member, intending to be legally bound, hereby agree as follows:
1. Name; Formation; Term. The name of the Company is Pi Merger Sub LLC. Pursuant to the filing of the certificate of formation with the office of the Delaware Secretary of State, the Company was formed on June 30, 2021 as a limited liability company in accordance with the Delaware Limited Liability Company Act (“Act”). The existence of the Company commenced on the date the certificate of formation was filed with the office of the Secretary of the State of Delaware and shall continue until the Company is dissolved pursuant to Section 10 of this Agreement.
2. Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware is the registered office set forth in the certificate of formation; provided that the Member may designate another office (which need not be a place of business of the Company) in the manner provided by law. The registered agent of the Company in the State of Delaware is the initial registered agent named in the certificate of formation; provided that the Member may designate another Person as the registered agent from time to time in the manner provided by law. The principal office of the Company shall be at such place as the Member may designate from time to time, which need not be in the State of Delaware, and the Company shall maintain records there.
3. Purposes. The purpose of the Company is to engage in any business or activity that is not prohibited by the Act.
4. Member. The sole member of the Company is Penn Virginia Corporation (the “Member”). The Company may, with the prior written consent of the Member, admit additional Persons as members.

5. Limited Liability. The Member shall not have any personal liability whatsoever in such Member’s capacity as a member, whether to the Company, to the creditors of the Company or to any other Person for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company.
6. Management.
(a) The business and affairs of the Company shall be managed by the Member. The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, under the Act. The Member is authorized to bind the Company and to execute and deliver any instrument or document on behalf of the Company without any vote or consent of any other Person.
(b) The Member may, from time to time, designate one or more persons to be authorized signatories of the Company. Authorized persons do not need to be a resident of the State of Delaware. Any authorized person so designated shall have such authority and perform such duties as the Member may, from time to time, delegate to them.
(c) The Member may, from time to time, designate one or more persons to serve as officers of the Company. Officers do not need to be residents of the State of Delaware. An officer shall have only such title, authority and duties that the Member may provide from time to time. Each officer shall hold office until such officer’s successor is appointed or until such officer dies, resigns or is removed. An officer may resign at any time by delivering written notice to the Member and such resignation shall be effective upon receipt by the Member unless it is specified to be effective at some other time or upon the happening of some other event. An officer may be removed as an officer for any reason by the Member at any time. Appointment of an officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company shall remain vacant until filled by the Member. Unless otherwise determined by the Member in writing, each officer shall, in the performance of such officer’s duties, owe to the Company and the Members duties of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware.
7. Indemnification; Exculpation.
(a) The Company hereby agrees to indemnify, reimburse and hold harmless any Person (each an “Indemnified Person”) to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person by reason of the fact that such Person is or was a member of the Company, is or was serving as an officer or authorized person of the Company or is or was serving at the request of the Company as an officer, manager, director, principal, member, partner, employee or agent of another legal entity, joint venture or other enterprise. Expenses, including attorneys’ fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company. The Company may, by action of the Member, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of members, officers and authorized persons.
(b) Notwithstanding anything contained herein to the contrary, any indemnity by the Company shall be provided out of and to the extent of Company assets only, and the Member shall have no personal liability on account thereof or shall not be required to make additional Capital Contributions to help satisfy such indemnity of the Company.
(c) The Company hereby acknowledges that certain persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such person serves as a manager, member, officer, employee or agent. The Company hereby agrees and acknowledges that notwithstanding any such rights that a person may have with respect to any Other Indemnitor(s), (i) the Company is the indemnitor of first resort with respect to all persons and all obligations to indemnify and provide advancement of expenses to persons, (ii) the Company shall be required to indemnify and advance the full amount of expenses incurred by such persons, to the fullest extent required by law.
(d) If a claim for indemnification or payment of expenses under this Section 7 is not paid in full within thirty (30) days after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and, to the extent permitted by law, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.
(e) None of the Indemnified Persons shall be liable to the Member or the Company for mistakes of judgment, or for action or inaction, taken in good faith, or for losses due to such mistakes, action or inaction, or to the negligence, dishonesty, or bad faith of any employee, broker or other agent of the Company, provided that such employee, broker or agent was selected, engaged, or retained with reasonable care. Any party entitled to relief hereunder may consult with legal counsel and accountants in respect of affairs of the Company and be fully protected and justified in any reasonable action or inaction that is taken in good faith in accordance with the advice or opinion of such counsel or accountants, provided that they shall have been selected with reasonable care.
(f) The right to indemnification and the advancement and payment of expenses conferred in this Section 7 shall not be exclusive of any other right which an Indemnified Person may have or hereafter acquire under any law (common or statutory), agreement, vote of the Member or otherwise.
8. LLC Interests; Capital Contributions; Loans. The limited liability company interest in the Company, including the right to a distributive share of profits, losses and other items on income, gain, loss, deduction and credits of the Company, to distributions pursuant to Section 9 and to a distributive share of the assets of the Company in a liquidation and winding up, shall be represented by “Units,” which shall include any series of Units created and authorized by the Member after the date hereof; provided that any such series of Units shall the relative rights, powers and duties set forth in this Agreement. The Unit Ownership Ledger attached hereto the number of Units held by the Member and the Capital Contributions made (or deemed to be made) by the Member. The Member is not required to make any Capital Contributions to the Company. The Unit Ownership Ledger will be updated from time to reflect issuances, transfers and repurchases of Units and any additional Capital Contributions. Loans by the Member to the Company shall not be considered Capital Contributions but shall be a liability of the Company, payable or collectible in accordance with the terms upon which such loan is made.
9. Distributions. The Member may, but is not obligated to, cause the Company to make distributions at such time, in such amounts and in such form as determined by the Member.
10. Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (a) the written consent of the Member; or (b) the entry of a decree of judicial dissolution under Section 18-802 of the Act.
11. Transfers and Assignments. The Member may transfer Units and assign its Membership Interest.
12. Pledge of Units or Membership Interest. The Member may pledge or hypothecate any or all of its Units or Membership Interest to any lender to the Company or any affiliate thereof or to an agent acting on such lender’s behalf. Upon a transfer of any Units or the Member’s Membership Interest pursuant to the exercise of remedies in connection with a pledge or hypothecation: (a) the lender, agent or transferee of such lender or agent, as the case may be, shall become the Member and shall succeed to all of the rights, duties and powers, and shall be bound by all of the obligations, of the Member and (b) following such transfer, the pledging Member shall cease to be a member and shall have no further rights, duties, powers, obligations or liabilities as a member of the Company or otherwise under this Agreement. The execution and delivery of this Agreement by the Member shall constitute any necessary approval of such Member under the Act to the foregoing provisions of this Section 12.

13. Amendments. The Member may amend this Agreement at any time; provided that Section 12 may not be amended so long as any Units or the Membership Interest of the Member remain subject to a pledge or hypothecation in favor of any lender to the Company or any affiliate thereof without the pledgee’s (or the transferee of such pledgee’s) prior written consent. Each recipient of a pledge or hypothecation of Units or the Membership Interest (and the transferee of such pledgee) shall be a third party beneficiary of the provisions of Section 12.
14. Tax Matters. The Company will be treated as a disregarded entity for federal income tax purposes and for purposes of corresponding provisions of state and local law, provided that if two or more Persons are members of the Company, the Company will be treated as a partnership for federal income tax purposes and for purposes of corresponding provisions of state and local law.
15. Observance of Formalities. Notwithstanding anything herein or in the Act to the contrary, the failure of the Company, the Member or any officer or authorized person to observe any formalities or procedural or other requirements relating to the exercise of its rights, duties, powers or management of the Company’s business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Member.
16. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, all rights and remedies being governed by said laws.
17. Descriptive Headings; Interpretation; Definitions. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. The phrase “at any time” shall be deemed to be followed by the words “and on one or more occasions” and the phrase “from time to time” shall be interpreted to mean “at any time and on one or more occasions.” Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words “or,” “either” and “any” shall not be exclusive. Whenever in this Agreement the Member is required or permitted to take any action or to make a decision or determination, the Member shall take such action or make such decision or determination in its sole and absolute discretion and shall not be subject to any other or different standard. “Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company or other legal entity or governmental entity. “Capital Contributions” means the cash, property, services rendered, or a promissory note or other obligation to contribute cash or property or to perform services, which a member contributes or is deemed to contribute to the Company in its capacity as a member. “Membership Interest” means, in respect of a member, the rights, powers and duties of such Member set forth in this Agreement and the Act.

The undersigned has executed this limited liability company agreement as of the date first above written.
SOLE MEMBER:

PENN VIRGINIA CORPORATION

By:
Name:	Darrin J. Henke
Its:	President and Chief Executive Officer

Unit Ownership Ledger
Member	Units
Penn Virginia Corporation 16285 Park Ten Place, Suite 500 Houston, TX 77084	100%

EXHIBIT D

FORM OF LAMBDA STOCKHOLDER WRITTEN CONSENT
[intentionally omitted]

ANNEX I

INDEX OF DEFINED TERMS
Page No.
Acceptable Confidentiality Agreement	A-102
Acquisition Proposal	A-102
Activities	A-67
Affiliate	A-102
Agreement	A-6
Anti-Corruption Laws	A-102
Book-Entry Common Share	A-102
Business Day	A-102
CARES Act	A-31
Cleanup	A-103
Closing	A-8
Closing Date	A-8
Code	A-7
Confidentiality Agreement	A-68
Contract	A-103
COVID-19	A-103
D&O Insurance	A-81
Debt Commitment Letter	A-99
Derivative Product	A-103
DGCL	A-6
DLLCA	A-6
DOJ	A-76
DTC	A-103
Economic Sanctions/Trade Laws	A-103
EDGAR	A-104
Effective Time	A-8
Encumbrance	A-104
Enforceability Exceptions	A-17
Entity	A-104
Environmental Claim	A-104
Environmental Law	A-104
ERISA	A-28
Exchange Act	A-19
Exchange Agent	A-11
Exchange Fund	A-11
Exchange Ratio	A-10
Excluded Shares	A-10
executive officers	A-104
FFCRA	A-31
Financing	A-86
Financing Sources	A-86
Financing Sources and Related Parties	A-99
First Certificate of Merger	A-8
First Merger	A-6
Fraud	A-104
FTC	A-76
GAAP	A-105

Page No.
Government Official	A-39
Governmental Entity	A-105
Hazardous Materials	A-105
HSR Act	A-19
Hydrocarbons	A-105
Indebtedness	A-105
Indemnified Parties	A-81
Integrated Mergers	A-6
Intellectual Property	A-106
IT	A-36
Joint Proxy Statement/Consent Solicitation Statement	A-68
Juniper	A-7
Knowledge	A-106
Labor Agreements	A-30
Lambda	A-6
Lambda 401(k) Plan	A-80
Lambda Acquisition Agreement	A-71
Lambda Adverse Recommendation Change	A-72
Lambda Affiliate Transaction	A-37
Lambda Balance Sheet	A-20
Lambda Balance Sheet Date	A-20
Lambda Benefit Plan	A-28
Lambda Board	A-6
Lambda Budget	A-36
Lambda Common Stock	A-10
Lambda Common Stock Trust	A-13
Lambda Credit Agreement	A-106
Lambda Disclosure Letter	A-16
Lambda Employees	A-79
Lambda ERISA Affiliate	A-28
Lambda Intervening Event	A-106
Lambda Leased Real Property	A-34
Lambda Material Adverse Effect	A-107
Lambda Material Contracts	A-26
Lambda Notice	A-72
Lambda Notice of Change	A-73
Lambda Organizational Documents	A-16
Lambda Owned Real Property	A-34
Lambda Permits	A-23
Lambda Preferred Stock	A-17
Lambda Proposal	A-17
Lambda Real Property	A-34
Lambda Real Property Lease	A-34
Lambda Recommendation	A-6
Lambda Reserve Report	A-32
Lambda Risk Policies	A-21
Lambda RSU	A-78
Lambda SEC Documents	A-20
Lambda Stock Certificate	A-11
Lambda Stock Plans	A-17

Page No.
Lambda Stockholder Approval	A-17
Lambda Stockholder Meeting Election	A-69
Lambda Stockholder Written Consent	A-69
Lambda Stockholders	A-6
Lambda Stockholders’ Meeting	A-70
Lambda Subsidiaries	A-16
Lambda Support Agreement Failure	A-68
Lambda Support Agreements	A-7
Lambda Supporting Stockholders	A-7
Lambda Termination Fee	A-94
Lambda Von Gonten Audit Report	A-32
Lambda Warrant Agreements	A-109
Lambda Warrants	A-109
Lambda Written Consent Deadline	A-69
Law	A-109
Legal Proceeding	A-109
Measurement Date	A-17
Merger Consideration	A-10
Merger Sub Inc.	A-6
Merger Sub LLC	A-6
Mineral Interest	A-109
Money-Laundering Laws	A-109
Nasdaq	A-13
New Plans	A-79
OFAC	A-103
Oil and Gas Leases	A-109
Oil and Gas Properties	A-110
Order	A-110
Payoff Letter	A-85
Permit	A-110
Permitted Encumbrance	A-110
Person	A-112
Pi	A-6
Pi Acquisition Agreement	A-74
Pi Adverse Recommendation Change	A-74
Pi Balance Sheet	A-45
Pi Balance Sheet Date	A-45
Pi Benefit Plan	A-112
Pi Board	A-6
Pi Budget	A-65
Pi Common Stock	A-10
Pi Disclosure Letter	A-40
Pi DM Report	A-53
Pi Excess Shares	A-13
Pi Holdings	A-15
Pi Holdings LPA	A-15
Pi Holdings Units	A-15
Pi Intervening Event	A-112
Pi Leased Real Property	A-55
Pi Material Adverse Effect	A-113

Page No.
Pi Material Contracts	A-50
Pi Notice	A-74
Pi Notice of Change	A-75
Pi Organizational Documents	A-41
Pi Owned Real Property	A-55
Pi Permits	A-47
Pi Preferred Stock	A-42
Pi Proposal	A-42
Pi PSUs	A-42
Pi Real Property	A-55
Pi Real Property Lease	A-55
Pi Recommendation	A-6
Pi Reserve Report	A-53
Pi Risk Policies	A-46
Pi RSUs	A-42
Pi SEC Documents	A-45
Pi Series A Preferred Stock	A-42
Pi Stock Plans	A-42
Pi Stockholder Approval	A-42
Pi Stockholders	A-6
Pi Stockholders’ Meeting	A-70
Pi Subsidiaries	A-20
Pi Support Agreement	A-7
Pi Termination Fee	A-94
PPP Loan	A-31
Pre-Closing Period	A-60
Proceeding	A-96
Production Burdens	A-115
Registration Statement	A-44
Release	A-115
Reorganization Treatment	A-84
Representatives	A-67
Required Information	A-115
Requisite Lambda Stockholder Written Consents	A-69
Requisite Lambda Support Agreements	A-68
Sanctions Target	A-115
SEC	A-20
Second Certificate of Merger	A-8
Second Merger	A-6
Second Merger Effective Time	A-8
Securities Act	A-20
Software	A-106
SOX	A-20
Stock Issuance	A-6
Subject Courts	A-99
Subsequent Listing Application	A-83
Subsidiary	A-116
Superior Proposal	A-116
Support Agreement Deadline	A-116
Surviving Company	A-6

Page No.
Surviving Corporation	A-6, A-7
Takeover Laws	A-116
Tax Return	A-116
Taxes	A-117
Taxing Authority	A-117
Termination Date	A-91
Termination Fee	A-94
Tranche 1 Warrant Agreement	A-117
Tranche 1 Warrants	A-117
Tranche 2 Warrant Agreement	A-117
Tranche 2 Warrants	A-117
Treasury Regulations	A-117
Unit	A-117
Von Gonten	A-32
VSCA	A-117
WARN Act	A-31
Wells	A-117
Willful and Material Breach	A-117
Willfully and Materially Breach	A-117

Annex B

July 10, 2021
Board of Directors
Lonestar Resources US Inc.
111 Boland Street, Suite 300
Fort Worth, TX. 76107
Gentlemen:
We have been asked to provide the Board of Directors of Lonestar Resources US Inc. (the “Company”) an opinion regarding the merger of wholly-owned subsidiary of Penn Virginia Corporation (“PVAC”), with and into the Company with the Company surviving as a wholly-owned subsidiary of PVAC (such surviving entity, the “Surviving Corporation” and such merger, the “First Merger”), followed by the merger of the Surviving Corporation into a second wholly-owned subsidiary of PVAC, with the wholly-owned subsidiary of PVAC surviving the merger (such merger, the “Second Merger” and, together with the First Merger, the “Transaction”). The terms and conditions of the Transaction are set forth in the Agreement and Plan of Merger dated as of July 10, 2021 (the “Agreement”). In the First Merger, each share of Company common stock (“Company Common Stock”) outstanding, other than shares held by PVAC, its merger subsidiary or the Company, will be converted into the right to receive 0.51 share of PVAC common stock (“PVAC Common Stock” and such consideration, the “Merger Consideration”).
You have requested our opinion as to whether the Merger Consideration expected to be received in the Transaction is fair from a financial point of view to the holders of Company Common Stock.
In connection with rendering our opinion we have:
(i)	discussed with management of the Company the operations of, and future business prospects for the Company and PVAC;
(ii)
reviewed certain internal financial statements and other financial and operating data (including financial projections, reserve estimates and acreage positions) concerning the Company and PVAC prepared by, or based on assumptions provided by, management of the Company or of PVAC;

(iii)	compared the financial performance of the Company and PVAC with that of certain publicly-traded companies that we deemed relevant to our analysis of the Transaction;
(iv)	reviewed the financial terms, to the extent publicly available, of certain other merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;
(v)	reviewed drafts of the Agreement that were provided to us; and
(vi)	performed such other analyses and provided such other services as we have deemed appropriate.
Stephens Inc.	111 Center Street Little Rock, AR 72201	501-377-2000 t 501-377-2666 f 800-643-9691	www.stephens.com

July 10, 2021
We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and PVAC and of the other information reviewed by us in connection with the preparation of our opinion, and our opinion is based upon such information. We have not assumed any responsibility for independent verification of the accuracy and completeness of any such information or financial data. The management of the Company has assured us that they are not aware of any relevant material information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company, nor have we evaluated the solvency or fair value of the Company under any laws relating to bankruptcy, insolvency or similar matters, and we have not been furnished with any such evaluations or appraisals other than reserve reports reflecting the oil and gas assets of the Company and PVAC that have been provided to us by the Company and PVAC. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecasts prepared by the management of the Company, we have assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the financial results reflected by such projections will be realized as predicted. We have also assumed that the representations and warranties contained in the Agreement and all related documents are true, correct and complete in all material respects.
We are not legal, regulatory, accounting or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company or its stockholders.
As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. With respect to the Company, we provided financial advisory services to certain creditors of the Company in connection with the Company's restructuring transactions that were closed on November 30, 2020 and received customary fees for such services. We have not received fees from either the Company or PVAC or any of their respective affiliates in the last two years. We will receive a fee for rendering this opinion, no portion of which is contingent upon consummation of the Transaction. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this opinion letter.
Our opinion is necessarily based upon market, economic and other conditions (both generally and those specific to the Company’s business) as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. We have assumed that the Transaction will be consummated in all material respects on the terms set forth in the latest draft of the Agreement provided to us, without material waiver or modification. We have assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction to the holders of Company Common Stock. We are not expressing any opinion herein as to the price at which the common stock or any other securities of the Company will trade following the announcement or consummation of the Transaction.
This opinion is for the use and benefit of the Board of Directors of the Company for purposes of assisting with its evaluation of the Transaction. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Transaction. This opinion is not intended to confer any rights or remedies upon any employee, creditor, stockholder or other equity holder of the Company or any other person, except as explicitly set forth in this letter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Company Common Stock, nor any rights or interests of the holders of Company Common Stock other than their rights or interests arising solely from the ownership of the Company Common Stock. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the consideration to be paid to public stockholders pursuant to the Agreement or otherwise.

July 10, 2021
Our fairness opinion committee has approved the opinion set forth in this letter. Neither this opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this opinion and a summary discussion of our underlying analyses may be included in communications to stockholders of the Company or filed with the Securities Exchange Commission, provided that we approve of the content of such disclosures prior to any filing, distribution or publication of such stockholder communications.
Based on the foregoing and our general experience as investment bankers, and subject to the limitations, qualifications and assumptions stated herein, we are of the opinion on the date hereof that the Merger Consideration expected to be received by the holders of Company Common Stock (other than, as applicable, PVAC and its affiliates) in the Transaction is fair to them from a financial point of view.
Very truly yours,
/s/ STEPHENS INC.
STEPHENS INC.

Annex C
SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of July [•], 2021, by and among each stockholder of Lonestar Resources US Inc., a Delaware corporation (the “Company”), set forth on Schedule A hereto (each, a “Stockholder” and collectively, the “Stockholders”), and Penn Virginia Corporation, a Virginia corporation (“Parent”).
W I T N E S S E T H:
WHEREAS, prior to the execution and delivery of this Agreement, Parent, the Company, Pi Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub LLC”), and Upsilon Merger Sub Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub Inc.”), entered into an Agreement and Plan of Merger, dated as of July [•], 2021 (as the same may be amended or supplemented, the “Merger Agreement”), providing that, among other things, (a) upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub Inc. will merge with and into the Company, with the Company continuing as the surviving entity and then merging with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity and a wholly-owned Subsidiary of Parent (the “Integrated Mergers”), and (b) each outstanding share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) will be converted into shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) as provided in the Merger Agreement;
WHEREAS, each Stockholder beneficially owns such number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (with respect to each Stockholder, such shares of Company Common Stock are referred to herein as such Stockholder’s “Subject Shares”); and
WHEREAS, Parent has requested and expects that the Stockholders enter into this Agreement no later than the Support Agreement Deadline.
NOW, THEREFORE, in consideration of Parent entering into the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:
1. Representations and Warranties of each Stockholder. Each Stockholder hereby represents and warrants to Parent, severally and not jointly, as of the date hereof as follows to the extent applicable to such Stockholder:
(a) Due Organization. If such Stockholder is an Entity (and not a natural person), such Stockholder is an entity duly formed under the laws of its jurisdiction of formation and is validly existing and in good standing under the laws thereof.
(b) Authority; No Violation. Such Stockholder has full organizational power and authority, if such Stockholder is an Entity, or full capacity, if such Stockholder is a natural person, to execute and deliver this Agreement and to perform its obligations hereunder. If such Stockholder is an Entity, the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by the governing authority of such Stockholder and no other organizational proceedings on the part of such Stockholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by such Stockholder, nor the consummation by such Stockholder of the transactions contemplated hereby, nor compliance by such Stockholder with any of the terms or provisions hereof, will (x) if such Stockholder is an Entity, violate any provision of the governing documents of such Stockholder, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Stockholder, or any of its properties or assets, or (z) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Shares pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Stockholder is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of this clause (z), for such matters that would not, individually or in the aggregate, impair the ability of such Stockholder to perform its obligations under this Agreement.
(c) The Subject Shares. As of the date of this Agreement, such Stockholder is the beneficial owner of and, together with the applicable controlling entity or entities of such Stockholder, if any, set forth on Schedule A hereto (as applicable, the “Controlling Entities”), has the sole right to vote and dispose of such Stockholder’s Subject Shares, free and clear of any Liens whatsoever, except for any Liens which arise hereunder and transfer restrictions of general applicability under the Securities Act or other applicable securities laws. None of such Stockholder’s Subject Shares is subject to any voting trust or other similar agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of the foregoing, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, hedge (including any agreements or arrangements to enter into any contract, derivative or other agreement or arrangement or understanding), pledge, hypothecate or otherwise dispose of or encumber, including by operation of law or otherwise (each, a “Transfer”), any or all of the Subject Shares or any interest therein, and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. For the avoidance of doubt, any agreement or arrangement that has the effect of shorting the Parent securities shall be deemed a Transfer hereunder. Other than the Subject Shares, such Stockholder does not own any equity interests or other equity-based securities in the Company or any of its Subsidiaries.
(d) Absence of Litigation. As of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation pending, or to the knowledge of such Stockholder, threatened against such Stockholder, or any property or asset of such Stockholder, before any Governmental Entity that seeks to delay or prevent the performance by such Stockholder of its obligation under this Agreement.
(e) No Consents Required. No consent of, or registration, declaration or filing with, any Person or Governmental Entity is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement by such Stockholder, except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement in any material respect.
(f) Expectation of Parent. Such Stockholder understands and acknowledges that Parent entered into the Merger Agreement with the expectation that such Stockholder would execute and deliver this Agreement.
2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as of the date hereof as follows:
(a) Due Organization. Parent is a corporation duly incorporated under the laws of the Commonwealth of Virginia and is validly existing and in good standing under the laws thereof.
(b) Authority; No Violation. Parent has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of Parent and no other corporate proceedings on the part of Parent are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Stockholders) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of Parent or the certificate of incorporation, bylaws or similar governing documents of any of Parent’s Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of Parent’s Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of Parent’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of Parent’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.
3. Covenants of Each Stockholder. Each Stockholder, severally and not jointly, agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Stockholder in its capacity as a stockholder of the Company:
(a) Lambda Stockholder Written Consent and Related Matters. As promptly as reasonably practicable (and in any event within three Business Days) following the receipt by such Stockholder of notice from Parent that the Registration Statement has been declared effective under the Securities Act, such Stockholder shall duly execute and deliver to the Company and Parent the Lambda Stockholder Written Consent, substantially in the form attached as Exhibit D to the Merger Agreement. Without limiting the first sentence of this Section 3(a), during the Applicable Period, at any meeting of the stockholders of the Company, however called, or at any postponement or adjournment thereof, and in connection with any written consent of the stockholders of the Company (or any class or subdivision thereof) in connection with the Integrated Mergers, such Stockholder shall, and shall cause any holder of record of its Subject Shares on any applicable record date to, vote, in person or by proxy, or deliver a written consent covering, all of its Subject Shares: (i) in favor of adoption of, or consent to, the Merger Agreement and approval of any other matter that is required to be approved by the stockholders of the Company in order to effect the Integrated Mergers; (ii) against any merger agreement or merger (other than the Merger Agreement and the Integrated Mergers), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any of its Subsidiaries that is prohibited by the Merger Agreement (unless, in each case, such transaction is approved in writing by Parent) or any Acquisition Proposal with respect to the Company; and (iii) against any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would reasonably be expected to materially delay, impede, frustrate, prevent or nullify the Integrated Mergers, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. During the Applicable Period, in the event that any meeting of the stockholders of the Company is held for the purpose of acting on any matter specified in the immediately preceding sentence, such Stockholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum. During the Applicable Period, such Stockholder further agrees not to commit or agree, and to cause any record holder of its Subject Shares not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period. “Applicable Period” means the period from and including the date of this Agreement to and including the date of the termination of this Agreement.
Notwithstanding anything in this Agreement to the contrary and without limitation of Section 9, (i) the preceding paragraph of this Section 3(a) does not require any Stockholder to vote, or deliver a written consent in respect of, any of its Subject Shares in favor of any amendment, modification or waiver of any provision of the Merger Agreement that materially and adversely affects the interests of such Stockholder (whether in manner that is applicable to holders of Company Common Stock generally or otherwise), and (ii) no Stockholder is required to vote, or deliver any written consent in respect of, any of its Subject Shares, in any particular manner or at all, on any matter other than those expressly specified in the preceding paragraph of this Section 3(a), or to appear at, or cause any of its Subject Shares to be counted as present at, any meeting of the stockholders of the Company, or portion thereof, held for the purpose of acting on any such other matter.
(b) Irrevocable Proxy. In order to secure the obligations set forth herein, each Stockholder hereby irrevocably appoints Parent, or any nominee thereof, with full power of substitution and resubstitution, as its true and lawful proxy and attorney-in-fact, only in the event that such Stockholder does not comply with its obligations in Section 3(a), to vote or execute written consents with respect to such Stockholder’s Subject Shares in accordance with Section 3(a) and with respect to any proposed postponements or adjournments of any meeting of the stockholders of the Company at which any of the matters described in Section 3(a) are to be considered. Each Stockholder hereby affirms that this proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement, and such Stockholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Stockholder with respect to any of its Subject Shares. This proxy shall be revoked automatically upon the termination of this Agreement pursuant to Section 5 (whether as to such Stockholder or all Stockholders), and Parent may terminate this proxy at any time at its sole election by written notice provided to each Stockholder.
(c) Transfer Restrictions. Except as provided in the last sentence of this Section 3(c), such Stockholder agrees not to, and to cause any record holder of its Subject Shares, not to, in any such case directly or indirectly, during the Applicable Period (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject Shares (or any interest therein) to any Person, other than the exchange of its Subject Shares for Parent Common Stock in accordance with the Merger Agreement or (ii) grant any proxies, or deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement. Subject to the last sentence of this Section 3(c), such Stockholder further agrees not to commit or agree to take, and to cause any record holder of any of its Subject Shares not to commit or agree to take, any of the foregoing actions during the Applicable Period. Notwithstanding the foregoing, such Stockholder shall have the right to Transfer up to an aggregate of 20% of its Subject Shares if and only if the transferee shall have agreed in writing, in a manner acceptable in form and substance to Parent, (i) to accept such Subject Shares subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement as if it were “a Stockholder” for all purposes of this Agreement; provided, however, that no such Transfer shall relieve such Stockholder from its obligations under this Agreement with respect to any of its Subject Shares other than the Subject Shares so Transferred.
(d) Adjustment to Subject Shares. In case of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares”, as used with respect to each Stockholder, shall be deemed to refer to and include such Stockholder’s Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such Stockholder’s Subject Shares may be changed or exchanged or which are received in such transaction.
(e) Non-Solicitation. Except to the extent that the Company or its Board of Directors is permitted to do so under the Merger Agreement, but subject to any limitations imposed on the Company or its Board of Directors under the Merger Agreement, such Stockholder agrees, solely in its capacity as a stockholder of the Company, that it shall not, and shall cause its Affiliates and shall use its reasonable best efforts to cause its and their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to the Company or any of its Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to the Company, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of its Subsidiaries, to any Person that has made an Acquisition Proposal with respect to the Company or to any Person in contemplation of making an Acquisition Proposal with respect to the Company, or (iii) accept an Acquisition Proposal with respect to the Company or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal with respect to the Company or (B) requiring, intending to cause, or which could reasonably be expected to cause the Company to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by the Merger Agreement. Each Stockholder will, and will cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal with respect to the Company. Nothing contained in this Section 3(e) shall prevent any Person affiliated with such Stockholder who is a director or officer of the Company or designated by such Stockholder as a director of officer of the Company from taking actions in his capacity as a director or officer of the Company, including taking any actions permitted under Section 5.4 of the Merger Agreement.
(f) No Short Sales. Each Stockholder agrees that, during the Applicable Period, none of such Stockholder nor any person or entity acting on behalf of such Stockholder or pursuant to any understanding with such Stockholder will engage in any Short Sales with respect to securities of Parent. For the purposes hereof, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), or sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers.
4. Assignment; No Third-Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto, except that Parent may assign, it its sole discretion, any or all of its rights, interest and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
5. Termination. This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) as to a Stockholder, the date of any modification, waiver or amendment to the Merger Agreement effected without such Stockholder’s consent that materially adversely affects the interests of such Stockholder (whether in manner that is applicable to holders of Company Common Stock generally or otherwise); and (d) the mutual written consent of the parties hereto. In the event of termination of this Agreement pursuant to this Section 5, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination.
6. General Provisions.
(a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
(b) Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail specified for such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):
(i) If to any Stockholder, to the address or electronic mail set forth for such Stockholder on Schedule A hereto.

(ii) If to Parent, to:

Penn Virginia Corporation
16285 Park Ten Place, Suite 500
Houston, TX 77084
Attention:	Katherine Ryan
Email:	katie.ryan@pennvirginia.com

With copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attention:	Sean T. Wheeler; Debbie Yee
Email:	sean.wheeler@kirkland.com; debbie.yee@kirkland.com
(c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section in this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July [•], 2021.
(d) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.
(e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof.
(f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required.
(g) Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (ii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith in general fashion to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.
(h) Waiver.
(i) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and

no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(ii) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
(i) Further Assurances. Each Stockholder will, from time to time, (i) at the request of Parent take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.
(j) Publicity. Except as otherwise required by law (including securities laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, no Stockholder shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, without the consent of Parent, which consent shall not be unreasonably withheld.
(k) Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Notwithstanding the foregoing, the term “Affiliate” as used in Section 3(e) of this Agreement shall not include [(i)] the Company and any of its Subsidiaries [or (ii) any portfolio company of [•] or its affiliated investment funds, except for any portfolio company taking any action that would otherwise be prohibited by Section 3(e) at the direction or encouragement of any Stockholder or Controlling Entity].
7. Stockholder Capacity. Each Stockholder signs solely in its capacity as the record or beneficial owner of its Subject Shares and nothing contained herein is intended to or shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Stockholder who is or becomes an officer or a director of the Company in his or her capacity as an officer or director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Each Stockholder signs individually solely on behalf of itself and not on behalf of any other Stockholder; all representations, warranties, covenants and agreements of each Stockholder set forth in this Agreement are made severally by such Stockholder and not jointly with any other Stockholder; and no Stockholder shall be responsible in any way for any other Stockholder’s breach of or failure to perform its obligations under this Agreement.
8. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, Parent agrees that with respect to any damage claim that might be brought against any Stockholder or any of its Affiliates under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waive any right to recover special damages, including, without limitation, lost profits as well as any punitive or exemplary damages. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be brought and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) consents that each party hereto irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 8 in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, and (b) agrees that each party hereto irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE ANY OF SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.
9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to each Stockholder’s Subject Shares shall remain vested in and belong to such Stockholder, and this Agreement shall not confer any right, power or authority upon Parent or any other Person to direct any Stockholder in the voting of any of its Subject Shares (except as otherwise specifically provided for herein).
[Remainder of the page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.
Penn Virginia Corporation

By:
Name:
Title:

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.
STOCKHOLDERS:

[•]

By:
Name:
Title:

Schedule A
Name and Address of Stockholder	No. of Shares of Company Common Stock

Annex D
SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of July 10, 2021, by and among each shareholder of Penn Virginia Corporation, a Virginia corporation (“Parent”), set forth on Schedule A hereto (each, a “Shareholder” and collectively, the “Shareholders”), and Lonestar Resources US Inc., a Delaware corporation (the “Company”).
W I T N E S S E T H:
WHEREAS, prior to the execution and delivery of this Agreement, Parent and the Company entered into an Agreement and Plan of Merger, dated as of July 10, 2021 (as the same may be amended or supplemented, the “Merger Agreement”), providing that, among other things, (a) upon the terms and subject to the conditions set forth in the Merger Agreement, Upsilon Merger Sub Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub Inc.”) will merge with and into the Company, with the Company continuing as the surviving entity and then merging with and into Pi Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub LLC”), with Merger Sub LLC continuing as the surviving entity and a wholly-owned Subsidiary of Parent (the “Integrated Mergers”), and (b) each outstanding share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) will be converted into shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) as provided in the Merger Agreement;
WHEREAS, each Shareholder beneficially owns such number of shares of Pi Preferred Stock set forth opposite such Shareholder’s name on Schedule A hereto (with respect to each Shareholder, such shares of Pi Preferred Stock are referred to herein as the “Subject Shares”); and
WHEREAS, the Company has requested and expects that the Shareholders enter into this Agreement no later than the Support Agreement Deadline.
NOW, THEREFORE, in consideration of the Company entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:
1. Representations and Warranties of each Shareholder. Each Shareholder hereby represents and warrants to the Company, severally and not jointly, as of the date hereof as follows:
(a) Due Organization. Such Shareholder is an entity duly formed under the laws of its jurisdiction of formation and is validly existing and in good standing under the laws thereof.
(b) Authority; No Violation. Such Shareholder has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by the governing authority of such Shareholder and no other organizational proceedings on the part of such Shareholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Shareholder and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by such Shareholder, nor the consummation by such Shareholder of the transactions contemplated hereby, nor compliance by such Shareholder with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of such Shareholder, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Shareholder, or any of its properties or assets, or (z) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Shares pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Shareholder is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of this clause (z), for such matters that would not, individually or in the aggregate, impair the ability of such Shareholder to perform its obligations under this Agreement.

(c) The Subject Shares. As of the date of this Agreement, such Shareholder is the beneficial owner of and, together with the applicable controlling entity or entities of such Shareholder (as applicable, the “Controlling Entities”), has the sole right to vote and dispose of such Shareholder’s Subject Shares, free and clear of any Liens whatsoever, except for any Liens which arise hereunder, restrictions on certain non-transferrable Subject Shares held in indemnity escrow accounts pursuant to contracts in effect prior to the date of this Agreement, and transfer restrictions contained in the Amended and Restated Agreement of Limited Partnership of PV Energy Holdings, L.P. None of the Subject Shares is subject to any voting trust or other similar agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of the foregoing, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Shareholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, pledge, hypothecate or otherwise dispose of or encumber, including by operation of law or otherwise (each, a “Transfer”), any or all of the Subject Shares, other than a Transfer, such as a hedging or derivative transaction, with respect to which such Shareholder (and/or its Controlling Entities) retains its Subject Shares and the sole right to vote, dispose of and exercise dissenters’ rights with respect to its Subject Shares during the Applicable Period (as defined below), and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares.
(d) Absence of Litigation. As of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation pending, or to the knowledge of such Shareholder, threatened against such Shareholder, or any property or asset of such Shareholder, before any Governmental Entity that seeks to delay or prevent the performance by such Stockholder of its obligation under this Agreement.
(e) No Consents Required. No consent of, or registration, declaration or filing with, any Person or Governmental Entity is required to be obtained or made by or with respect to such Shareholder in connection with the execution, delivery and performance of this Agreement by such Shareholder, except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Shareholder of such Shareholder’s obligations under this Agreement in any material respect.
(f) Expectation of the Company. Such Shareholder understands and acknowledges that the Company has entered into the Merger Agreement with the expectation that such Shareholder would execute and deliver this Agreement.
2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Shareholder as of the date hereof as follows:
(a) Due Organization. The Company is a corporation duly incorporated under the laws of Delaware and is validly existing and in good standing under the laws thereof.
(b) Authority; No Violation. The Company has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the Shareholders) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of the Company or the certificate of incorporation, bylaws or similar governing documents of any of the Company’s Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of the Company’s Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of the Company’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of the Company’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.
3. Covenants of Each Shareholder. Each Shareholder, severally and not jointly, agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Shareholder in its capacity as a shareholder of Parent:
(a) Agreement to Vote Subject Shares. During the Applicable Period, at any meeting of the shareholders of Parent, however called, or at any postponement or adjournment thereof, such Shareholder shall, and shall cause any holder of record of its Subject Shares on any applicable record date to, vote, in person or by proxy, all of the Subject Shares beneficially owned by such Shareholder on such date, which shall, when combined with any other shares of Pi Preferred Stock with respect to which Juniper Capital Advisors, L.P. has sole or shared voting power (“Juniper Stock”), be no fewer than the number of Subject Shares sufficient to approve the issuance of Parent Common Stock pursuant to the Merger Agreement (such issuance of Parent Common Stock, the “Share Issuance,” and such minimum number of Subject Shares, the “Subject Shares Minimum”): (i) in favor of the Share Issuance and approval of any other matter that is required to be approved by the shareholders of Parent in order to effect the Integrated Mergers and (ii) against any proposal made (A) in opposition to the Share Issuance or (B) in support of an Acquisition Proposal with respect to Parent. During the Applicable Period, such Shareholder (and/or its Controlling Entities) shall retain at all times the right to vote the Subject Shares Minimum (when combined with any other Juniper Stock) in such Shareholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 3(a) that are at any time or from time to time presented for consideration to Parent’s shareholders generally. During the Applicable Period, in the event that any meeting of the shareholders of Parent is held with respect to the Integrated Mergers or Merger Agreement or any transactions contemplated thereby, such Shareholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of the Subject Shares beneficially owned by such Shareholder on such date (which shall be no fewer than the Subject Shares Minimum when combined with any other Juniper Stock) to be counted as present thereat for purposes of establishing a quorum. During the Applicable Period, such Shareholder further agrees not to commit or agree, and to cause any record holder of Subject Shares it continues to beneficially own not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period. “Applicable Period” means the period from and including the date of this Agreement to and including the date of the termination of this Agreement. For the avoidance of doubt, as used in this Section 3(a) and this Agreement generally, the term “Acquisition Proposal” shall have the meaning assigned to such term in the Merger Agreement and is modified by the language provided in Sections 4.2 and 5.4(d) of the Pi Disclosure Letter.
(b) Irrevocable Proxy. In order to secure the obligations set forth herein, each Shareholder hereby irrevocably appoints the Company, or any nominee thereof, with full power of substitution and resubstitution, as its true and lawful proxy and attorney-in-fact, only in the event that such Shareholder does not comply with its obligations in Section 3(a), to vote with respect to such Shareholder’s Subject Shares beneficially owned at such time (which shall be no fewer than the Subject Shares Minimum when combined with any other Juniper Stock) in accordance with Section 3(a) and with respect to any proposed postponements or adjournments of any meeting of the shareholders of Parent at which any of the matters described in Section 3(a) are to be considered. Each Shareholder hereby affirms that this proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement, and such Shareholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Shareholder with respect to any of its Subject Shares. This proxy shall be revoked automatically upon the termination of this Agreement pursuant to Section 5 (whether as to such Shareholder or all Shareholders), and Parent may terminate this proxy at any time at its sole election by written notice provided to each Shareholder. The Company may terminate this proxy at any time at its sole election by written notice provided to each Shareholder.
(c) Transfer Restrictions. Except as provided in the last sentence of this Section 3(c), such Shareholder agrees not to, and to cause any record holder of its Subject Shares, not to, in any such case directly or indirectly, during the Applicable Period (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject

Shares (or any interest therein) to any Person to the extent such Transfer would reduce such Shareholder’s Subject Shares (when combined with any other Juniper Stock) below the Subject Shares Minimum or (ii) grant any proxies, or deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares to the extent such proxies/deposits would violate Section 3(a) hereof, other than pursuant to this Agreement. Subject to the last sentence of this Section 3(c), such Shareholder further agrees not to commit or agree to take, and to cause any record holder of any Subject Shares it continues to beneficially own not to commit or agree to take, any of the foregoing actions during the Applicable Period. Notwithstanding the foregoing, such Shareholder shall have the right to (a) Transfer its Subject Shares to an Affiliate if such Affiliate shall have agreed in writing, (i) to accept such Subject Shares subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement as if it were “a Shareholder” for all purposes of this Agreement; provided, however, that no such transfer shall relieve such Shareholder from its obligations under this Agreement with respect to any Subject Shares it continues to beneficially own, and (b) Transfer any number of Subject Shares that would not result in such Shareholder’s ownership (when combined with any other Juniper Stock) falling below the Subject Shares Minimum.
(d) Adjustment to Subject Shares. In case of a stock dividend or distribution, or any change in the Pi Preferred Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares,” as used with respect to such Shareholder, shall be deemed to refer to and include such Shareholder’s Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such Shareholder’s Subject Shares may be changed or exchanged or which are received in such transaction.
(e) Non-Solicitation. Except to the extent that Parent or its Board of Directors is permitted to do so under the Merger Agreement, but subject to any limitations imposed on Parent or its Board of Directors under the Merger Agreement, such Shareholder agrees, solely in its capacity as a shareholder of Parent, that it shall not, and shall cause its Affiliates and shall use its reasonable best efforts to cause its and their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Parent or any of its Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Parent, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Parent or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to Parent or to any Person in contemplation of making an Acquisition Proposal with respect to Parent, or (iii) accept an Acquisition Proposal with respect to Parent or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal with respect to Parent or (B) requiring, intending to cause, or which could reasonably be expected to cause Parent to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by the Merger Agreement. Each Shareholder will, and will cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal with respect to Parent. Nothing contained in this Section 3(e) shall prevent any Person affiliated with such Shareholder who is a director or officer of Parent from taking actions in his capacity as a director or officer of Parent, including taking any actions permitted under Section 5.4 of the Merger Agreement. For the avoidance of doubt, as used in this Section 3(e) and this Agreement generally, the term “Acquisition Proposal” shall have the meaning assigned to such term in the Merger Agreement and is modified by the language provided in Sections 4.2 and 5.4(d) of the Pi Disclosure Letter.
4. Assignment; No Third-Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto, except that the Company may assign, it its sole discretion, any or all of its rights, interest and obligations hereunder to any direct or indirect wholly-owned Subsidiary of the Company. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
5. Termination. This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) as to a Shareholder, the date of any modification, waiver or amendment to the Merger Agreement effected without such Shareholder’s consent that materially adversely affects the interests of such Shareholder (whether in manner that is applicable to holders of Company Common Stock generally or otherwise); and (d) the mutual written consent of the parties hereto. In the event of termination of this Agreement pursuant to this Section 5, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination.
6. General Provisions.
(a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
(b) Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail set forth beneath the name of such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):
(i) If to the Shareholders, to:

C/o Juniper Capital
2727 Allen Parkway, #1850
Houston, TX 77019
Attention: Edward Geiser / Tim Gray
Email: legalnotices@juncap.com

(ii) If to Company, to:

Lonestar US Resources Inc.
111 Boland Street, Suite 300
Fort Worth, TX 76107
Attention: Frank Bracken
Email: fbracken@lonestarresources.com

With copies (which shall not constitute notice) to:

Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Attention: T. Mark Kelly; Lande A. Spottswood
Email: mkelly@velaw.com; lspottswood@velaw.com
(c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section in this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July 10, 2021.
(d) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.
(e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof.
(f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required.
(g) Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (ii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith in general fashion to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.
(h) Waiver.
(i) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(ii) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
(i) Further Assurances. Each Shareholder will, from time to time, (i) at the reasonable request of the Company take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.
(j) Publicity. Except as otherwise required by law (including securities laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, no Shareholder shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, without the consent of the Company, which consent shall not be unreasonably withheld.
(k) Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Notwithstanding the foregoing, the term “Affiliate” as used in Section 3(e)

of this Agreement shall not include (i) Parent and any of its Subsidiaries or (ii) any portfolio company of Juniper Capital Advisors, L.P. or Juniper Capital Investment Management, L.P. or of their respective affiliated investment funds, except for any portfolio company taking any action that would otherwise be prohibited by Section 3(e) at the direction or encouragement of any Shareholder or Controlling Entity.
7. Shareholder Capacity. Each Shareholder signs solely in its capacity as the beneficial owner of its Subject Shares and nothing contained herein shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Shareholder who is or becomes an officer or a director of Parent in his or her capacity as an officer or director of Parent, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Each Shareholder signs individually solely on behalf of itself and not on behalf of any other Shareholder; all representations, warranties, covenants and agreements of each Shareholder set forth in this Agreement are made severally by such Shareholder and not jointly with any other Shareholder; and no Shareholder shall be responsible in any way for any other Shareholder’s breach of or failure to perform its obligations under this Agreement.
8. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, the Company agrees that with respect to any damage claim that might be brought against any Shareholder or any of its Affiliates under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waive any right to recover special damages, including, without limitation, lost profits as well as any punitive or exemplary damages. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be brought and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) consents that each party hereto irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 8 in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby and (b) agrees that each party hereto irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE ANY OF SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.
9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to each Shareholder, and this Agreement shall not confer any right, power or authority upon the Company or any other Person to direct the Shareholders in the voting of any of the Subject Shares (except as otherwise specifically provided for herein).
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IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.
Lonestar Resources US Inc.

By:	/s/ Frank D. Bracken III
Name: Frank D. Bracken III
Title: Chief Executive Officer

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.
SHAREHOLDERS:

ROCKY CREEK RESOURCES, LLC

By:	/s/ Edward Geiser
Name: Edward Geiser
Title: Authorized Person

JSTX HOLDINGS, LLC

By:	/s/ Edward Geiser
Name: Edward Geiser
Title: Authorized Person

Schedule A
Name of Shareholder	No. of Shares of Pi Preferred Stock
Rocky Creek Resources, LLC	54,061.41
JSTX Holdings, LLC	171,428.57

Annex E
FORM OF A&R ARTICLES OF INCORPORATION
FOURTH AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
PENN VIRGINIA CORPORATION
ARTICLE I
NAME
The name of the corporation is Penn Virginia Corporation (hereinafter, the “Corporation”).
ARTICLE II
REGISTERED OFFICE AND AGENT
The address of the Corporation’s registered office in the Commonwealth of Virginia is 4701 Cox Road, Suite 285, Glen Allen, Henrico County, Virginia 23060. The name of its registered agent at such address is CT Corporation System. The registered office and registered agent of the Corporation may be amended or modified from time to time pursuant to the Bylaws of the Corporation (as may be amended, modified or supplemented from time to time in accordance with the terms thereof, the “Bylaws”) and by filing the appropriate documents with the Virginia State Corporation Commission.
ARTICLE III
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Virginia Stock Corporation Act (as the same exists or may hereafter be amended from time to time, the “VSCA”).
ARTICLE IV
CAPITAL STOCK
Section 4.1 Authorized Shares. The total number of shares of capital stock that the Corporation shall have authority to issue is 145,000,000 shares, consisting of (i) 110,000,000 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), (ii) 30,000,000 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock” and together with the Class A Common Stock, “Common Stock”), and (iii) 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The number of authorized shares of Preferred Stock or Common Stock (including any class thereof) may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon, unless the vote of the holders of any of the Common Stock (or any class thereof) or the Preferred Stock voting separately as a class shall be required therefor pursuant to these Fourth Amended and Restated Articles of Incorporation (including any Preferred Stock Designation (as defined below)).
Section 4.2 Common Stock.
(a) Voting Rights. Except as otherwise required by law or these Fourth Amended and Restated Articles of Incorporation (including Section 4.2(b) and any Preferred Stock Designation):
(i) Each holder of Common Stock shall be entitled to one (1) vote for each share of Common Stock held of record by such holder.
(ii) The holders of record of Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters on which shareholders are generally entitled to vote (and, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock).
(iii) The holders of shares of Common Stock shall not have cumulative voting rights.

(iv) The holders of shares of Class A Common Stock shall not be entitled to vote on any amendment to these Fourth Amended and Restated Articles of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other class of Common Stock (including the Class B Common Stock) if the holders of such affected series or class, as the case may be, are entitled, either separately or together with the holders of one or more other such series or class, to vote thereon pursuant to these Fourth Amended and Restated Articles of Incorporation (including any Preferred Stock Designation (as defined below)) or pursuant to the VSCA, provided that such amendment does not alter or change the designations, powers, preferences or rights of the shares of Class A Common Stock so as to affect them adversely.
(b) Class B Common Stock.
(i) Permitted Owners. Shares of the Class B Common Stock may be issued only to, and registered in the name of, JSTX Holdings, LLC and Rocky Creek Resources, LLC (collectively, the “Investors”), and their respective successors and permitted assigns in accordance with Section 4.2(b)(v) (the Investors together with all such subsequent successors and permitted assigns, collectively, the “Permitted Class B Owners”).
(ii) Voting.
(A) Except as otherwise required by law or these Fourth Amended and Restated Articles of Incorporation, for so long as any shares of Class B Common Stock shall remain outstanding, the Corporation shall not, without the prior vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of these Fourth Amended and Restated Articles of Incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would adversely alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B Common Stock. Any action required or permitted to be taken at any meeting of the holders of Class B Common Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B Common Stock were present and voted and shall be delivered to the Corporation by delivery to its registered office in the Commonwealth of Virginia, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of shareholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt written notice of the taking of corporate action without a meeting by less than unanimous written consent of the holders of Class B Common Stock shall, to the extent required by law, be given to those holders of Class B Common Stock who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders of Class B Common Stock to take the action were delivered to the Corporation.
(B) The holders of Class B Common Stock shall not have any voting rights except as set forth in these Fourth Amended and Restated Articles of Incorporation, in the Amended and Restated Investor and Registration Rights Agreement, dated on or around [•], 2021, by and among the Corporation and the other parties thereto (as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time the “IRRA”), or as provided by applicable law.
(iii) Board Representation.
(A) Prior the effective date of these Fourth Amended and Restated Articles of Incorporation, the Board of Directors of the Corporation (the “Board of Directors”) increased the size of the Board of Directors by five directors (to nine total directors) and, promptly thereafter, the Board of Directors caused five of such newly created directorships to be filled with five individuals designated by the Permitted Class B Owners (in such capacity, each an “Investor Director” and together with any other person designated to replace any such person in accordance with the terms of this Section 4.2(b)(iii), and including both Investor Affiliated Directors and Investor Non-Affiliated Directors, the “Investor Directors”), all of whom may be Investor Affiliated Directors, by written consent or other written instrument delivered to the Corporation.

(B) In addition to the vote in Section 4.2(a)(i), for so long as the Permitted Class B Owners have the right to redeem or exchange Common Units for Class A Common Stock pursuant to the Limited Partnership Agreement (as defined below) in such percentages relative to the number of shares of Common Stock then outstanding as set forth below, the holders of a majority of the total number of outstanding shares of Class B Common Stock (the “Permitted Class B Owner Majority”) shall have the exclusive right, voting separately as a class and to the exclusion of the Class A Common Stock and any other class or series of capital stock of the Corporation, to designate to the Board of Directors the following number of Investor Directors:
(1) up to five Investor Directors, all of whom may be Investor Affiliated Directors, until such time as the number of shares of Common Stock then held by the Permitted Class B Owners (such sum, the “Total Class B Ownership”) continuously held is less than or equal to 50% of the number of shares of Common Stock then outstanding (such sum, the “Total Shares”) (the “First Step Down Event”):
(2) up to four Investor Directors, each of whom may be Investor Affiliated Directors, until such time as the Total Class B Ownership continuously held is less than 40% of the Total Shares (the “Second Step Down Event”):
(3) up to three Investor Directors, each of whom may be an Investor Affiliated Director, until such time as the Total Class B Ownership continuously held is less than 30% of the Total Shares (the “Third Step Down Event”):
(4) up to two Investor Directors, each of whom may be an Investor Affiliated Director, until such time as the Total Class B Ownership continuously held is less than 20% of the Total Shares (the “Fourth Step Down Event”): and
(5) up to one Investor Director, who may be an Investor Affiliated Director, until such time as the Total Class B Ownership continuously held is less than 10% of the Total Shares (the “Fifth Step Down Event.” and together with the First Step Down Event, the Second Step Down Event, the Third Step Down Event and the Fourth Step Down Event, each a “Step Down Event”).
(C) The Corporation shall take all actions within its power to cause all Investor Directors designated pursuant to this Section 4.2(b)(iii) to be included in the slate of nominees recommended by the Board of Directors for election as directors at each annual or special meeting called for the purpose of electing directors (and/or in connection with any election by written consent). Notwithstanding anything to the contrary herein, the Investor Directors designated pursuant to this Section 4.2(b)(iii) shall be elected by the Permitted Class B Owner Majority, voting separately as a class and to the exclusion of the Class A Common Stock and any other class or series of capital stock of the Corporation, and may be elected, at the option of the Permitted Class B Owner Majority, either (i) by written consent of the Permitted Class B Owner Majority or (ii) at annual or special meetings called for the purpose of electing directors.
(D) For so long as the Permitted Class B Owners have the right to designate directors pursuant to Section 4.2(b)(iii)(B), the size of the Board of Directors shall not be decreased in a manner that would limit such designation rights.
(E) Each Investor Director designated pursuant to this Section 4.2(b)(iii) shall serve until his or her successor is designated or his or her earlier death, disability, resignation or removal. Any vacancy or newly created directorship in the position of an Investor Director may be filled only by the Permitted Class B Owner Majority, and may be filled with immediate effect by written consent of the Permitted Class B Owner Majority, subject to the fulfillment of the requirements set forth in Section 4.2(b)(iii)(G). Subject to Section 4.2(b)(iii)(H), each Investor Director may, during his or her term of office, be removed at any time, with or without cause, by and only by the Permitted Class B Owner Majority.
(F) At all times while an Investor Director is serving as a member of the Board of Directors, and following any such Investor Director’s death, disability, resignation or removal, such Investor Director shall be entitled to all rights to indemnification and exculpation as are then made available to any other member of the Board of Directors.
(G) Each Investor Director shall satisfy the requirements set forth in Sections 3.02(c) and 3.02(d) of the IRRA.

(H) Upon the occurrence of any Step Down Event, such Investor Directors then serving on the Board of Directors in excess of the entitled number pursuant to Section 4.2(b)(iii)(B) (as selected by the Permitted Class B Owner Majority) shall promptly (and in any event prior to the time the Board of Directors next takes any action, whether at a meeting or by written consent) resign from the Board of Directors and the number of directors comprising the Board of Directors shall automatically be reduced consistent with Section 3.01(d) of the IRRA, and the corresponding right to designate directors pursuant to the applicable subsection of Section 4.2(b)(iii)(B) shall automatically terminate, such that:
(1) upon the occurrence of the First Step Down Event (but prior to the Second Step Down Event), if there are five Investor Affiliated Directors then serving on the Board of Directors, one Investor Affiliated Director shall promptly resign, and such vacancy shall be filled by the Board of Directors based on the recommendation of the Nominating and Governance Committee, but in any event such replacement director shall be a Non-Affiliated Director, and the right to designate directors pursuant to Section 4.2(b)(iii)(B)(1) shall automatically terminate;
(2) upon the occurrence of the Second Step Down Event (but prior to the Third Step Down Event), (x) if there are four Investor Directors then serving on the Board of Directors, one Investor Director shall promptly resign and (y) any director elected to fill a vacancy pursuant to Section 4.2(b)(iii)(H)(1), shall promptly resign, and the size of the Board of Directors shall automatically be reduced by two directors (to seven total directors) and the right to designate directors pursuant to Section 4.2(b)(iii)(B)(2) shall automatically terminate;
(3) upon the occurrence of the Third Step Down Event (but prior to the Fourth Step Down Event), if there are three Investor Directors then serving on the Board of Directors, one Investor Director shall promptly resign, the size of the Board of Directors shall automatically be reduced by one director (to six total directors) and the right to designate directors pursuant to Section 4.2(b)(iii)(B)(3) shall automatically terminate;
(4) upon the occurrence of the Fourth Step Down Event (but prior to the Fifth Step Down Event), if there are two Investor Directors then serving on the Board of Directors, one Investor Director shall promptly resign, the size of the Board of Directors shall automatically be reduced by one director (to five total directors) and the right to designate directors pursuant to Section 4.2(b)(iii)(B)(4) shall automatically terminate; and
(5) upon the occurrence of the Fifth Step Down Event, if there is an Investor Director then serving on the Board of Directors, that remaining Investor Director shall promptly resign from the Board of Directors, unless the Non-Affiliated Directors, by a majority vote, determine otherwise, and the right to designate directors pursuant to Section 4.2(b)(iii)(B) shall automatically terminate.
(I) If, following the redemption or exchange of Common Units for Class A Common Stock pursuant to the Limited Partnership Agreement or such time as no shares of Class B Common Stock remain outstanding, the Permitted Class B Owners would continue to satisfy the ownership percentages set forth in Section 4.2(b)(iii)(B) as a result of their continuous ownership of Common Stock relative to the Total Shares, the Permitted Class B Owners may request the Corporation to enter into such agreements reflecting the rights set forth in this Section 4.2(b)(iii), which the Corporation and the Permitted Class B Owners shall enter into as promptly as practicable after such request (but in any event, no later than 30 days after such request).
(iv) Dividends; Non-Economic Interest. Notwithstanding anything to the contrary in these Fourth Amended and Restated Articles of Incorporation, (i) dividends and distributions shall not be declared or paid on the Class B Common Stock and (ii) the Class B Common Stock shall otherwise be non-economic interests in the Corporation in all respects.
(v) Transfer of Class B Common Stock.
(A) Subject to Section 4.2(b)(vi)(C), a holder of Class B Common Stock may surrender shares of Class B Common Stock to the Corporation for no consideration at any time. Following the surrender of any shares of Class B Common Stock to the Corporation, the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation.

(B) A holder of Class B Common Stock may transfer shares of Class B Common Stock to any transferee (other than the Corporation) only if, and only to the extent, (i) such transfer would be permitted by the Limited Partnership Agreement (as defined below) and (ii) such holder also simultaneously transfers one Common Unit for each share of Class B Common Stock transferred to such transferee in compliance with the Second Amended and Restated Agreement of Limited Partnership of PV Energy Holdings, L.P, a Delaware limited partnership (the “Partnership”), dated on or around [•], 2021 (as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time the “Limited Partnership Agreement”). The transfer restrictions described in this Section 4.2(b)(v)(B) are referred to as the “Restrictions.”
(C) Any purported transfer of shares of Class B Common Stock in violation of the Restrictions shall be null and void. If, notwithstanding the Restrictions, a person shall, voluntarily or involuntarily, purportedly become or attempt to become, the purported owner (“Purported Owner”) of shares of Class B Common Stock in violation of the Restrictions, then the Purported Owner shall not obtain any rights in and to such shares of Class B Common Stock (the “Restricted Shares”), and the purported transfer of the Restricted Shares to the Purported Owner shall not be recognized by the Corporation’s transfer agent (the “Transfer Agent”).
(D) The Board of Directors may, with the approval of a majority of the Non-Affiliated Directors if such approval is sought before the First Step Down Event, and to the extent permitted by law, from time to time establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures that are consistent with the provisions of this Section 4.2(b)(v) for determining whether any transfer or acquisition of shares of Class B Common Stock would violate the Restrictions and for the orderly application, administration and implementation of the provisions of this Section 4.2(b)(v). Any such procedures and regulations shall be kept on file with the Secretary of the Corporation and with its Transfer Agent and shall be made available for inspection by any prospective transferee and, upon written request, shall be mailed to holders of shares of Class B Common Stock.
(vi) Conversion; Redemption; Cancellation of Class B Common Stock.
(A) The Class B Common Stock is not convertible into any other security of the Corporation.
(B) To the extent that any Permitted Class B Owner exercises its right pursuant to the Limited Partnership Agreement to have its common units representing limited partner interests in the Partnership (“Common Units”) redeemed by the Partnership in accordance with the Limited Partnership Agreement, then simultaneously with the payment of the consideration due under the Limited Partnership Agreement to such Permitted Class B Owner, the Corporation shall cancel for no consideration a number of shares of Class B Common Stock registered in the name of the redeeming or exchanging Permitted Class B Owner equal to the number of Common Units held by such Permitted Class B Owner that are redeemed or exchanged in such redemption or exchange transaction. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of issuance upon redemption or exchange of the Common Units for Class A Common Stock pursuant to the Limited Partnership Agreement, such number of shares of Class A Common Stock that shall be issuable upon any such redemption or exchange pursuant to the Limited Partnership Agreement; provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of any such redemption of Common Units pursuant to the Limited Partnership Agreement by delivering to the holder of Common Units upon such redemption cash in lieu of shares of Class A Common Stock in the amount permitted by and as provided in the Limited Partnership Agreement. All shares of Class A Common Stock that shall be issued upon any such redemption or exchange will, upon issuance in accordance with the Limited Partnership Agreement, be validly issued, fully paid and nonassessable.
(C) In the event of an Adjustment Surrender (as defined in the Limited Partnership Agreement), the Corporation shall cancel in exchange for the aggregate par value thereof a number of shares of Class B Common Stock registered in the name of the applicable Permitted Class B Owner equal to the number of Common Units surrendered to the Partnership by such Permitted Class B Owner pursuant to Section 3.03(c)(i) of the Limited Partnership Agreement.

(D) In the event that no Permitted Class B Owner owns any Common Units that are redeemable or exchangeable pursuant to the Limited Partnership Agreement, then all shares of Class B Common Stock will be cancelled for no consideration, and the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation.
(vii) Restrictive Legend. Unless otherwise determined by the Board of Directors, shares of the Class B Common Stock shall be issued in book- entry form and shall not be certificated. All book entries representing shares of Class B Common Stock shall bear a legend substantially in the following form (or in such other form as the Board of Directors may determine):
THE SECURITIES REPRESENTED BY THIS BOOK ENTRY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION. THE SECURITIES REPRESENTED BY THIS BOOK ENTRY ARE ALSO SUBJECT TO THE RESTRICTIONS (INCLUDING RESTRICTIONS ON TRANSFER) SET FORTH IN (1) THE FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION OF PENN VIRGINIA CORPORATION (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE TO ANY SHAREHOLDER MAKING A REQUEST THEREFOR), (2) THE SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF PV ENERGY HOLDINGS, L.P, DATED ON OR AROUND [•], 2021, AND (3) THE AMENDED AND RESTATED INVESTOR AND REGISTRATION RIGHTS AGREEMENT, DATED ON OR AROUND [•], 2021, BY AND AMONG THE CORPORATION AND THE OTHER PARTIES THERETO.
(viii) Cancellation. At any time when there are no longer any shares of Class B Common Stock outstanding, this Section 4.2(b) automatically will be deemed null and void.
(ix) Liquidation, Dissolution or Winding Up of the Corporation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Class B Common Stock shall be entitled to receive, out of the assets of the Corporation or proceeds thereof available for distribution to shareholders of the Corporation, before any distribution of such assets or proceeds is made to or set aside for the holders of Class A Common Stock of the Corporation and any other stock of the Corporation ranking junior to the Class B Common Stock as to such distribution, payment in full in an amount equal to $0.0001 per share of Class B Common Stock. To the extent a holder owns a number of shares of Class B Common Stock that is not an integer multiple of 100 shares, the number of shares of Class B Common Stock, such holder’s number of shares of Class B Common Stock will be rounded up to the next integer multiple of 100 shares, solely for purposes of this Section 4.2(b)(ix).
(x) Other Rights. The shares of Class B Common Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein, in these Fourth Amended and Restated Articles of Incorporation, in the IRRA or as provided by applicable law.
(xi) Definitions. As used in this Section 4.2(b), the terms set forth below shall have the following meanings:
(A) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) as used in this definition means the possession, directly or indirectly (including through one or more intermediaries), of the power or a authority to direct or cause the direction of management, whether through the ownership of voting securities, by contract or otherwise. For purposes of this Section 4.2(b), no member of the Investor Group shall be an Affiliate of the Corporation or any of its subsidiaries, and neither the Corporation nor any of its subsidiaries shall be an Affiliate of any member of the Investor Group.

(B) “Investor Affiliated Director” means a director designated by the Permitted Class B Owners who is an Affiliate, or is employed by or otherwise serves as an officer or director (or equivalent position), of any member of the Investor Group.
(C) “Investor Group” means Juniper Capital Advisors, L.P., a Delaware limited partnership, Juniper Capital Investment Management, L.P., a Delaware limited partnership, the Permitted Class B Owners and each of their respective controlled Affiliates.
(D) “Investor Non-Affiliated Director” means a director designated by the Permitted Class B Owners who is not an Affiliate of, or employed by, any member of the Investor Group.
(E) “Non-Affiliated Directors” means a director who qualifies as “independent” under the rules of the Nasdaq Global Select Market or the rules of such other national securities exchange on which the Common Stock is then listed or trading and who is not (i) an Investor Director or (ii) otherwise an Affiliate of the Investor Group, or employed by or otherwise serves as an officer or director of a member of the Investor Group.
(F) “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.
(c) Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock with respect to the payment of dividends or distributions in cash, stock or property of the Corporation, such dividends or distributions may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board of Directors in its discretion shall determine. Notwithstanding anything to the contrary in these Fourth Amended and Restated Articles of Incorporation, (i) dividends and distributions shall not be declared or paid on the Class B Common Stock and (ii) the Class B Common Stock shall otherwise be non-economic interests in the Corporation in all respects.
(d) Reclassification. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided, split, consolidated, reclassified, or otherwise changed unless contemporaneously therewith the other class of Common Stock and the Common Units are subdivided, consolidated, reclassified, or otherwise changed in the same proportion and in the same manner.
(e) Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law and Section 4.2(b)(ix), in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Common Stock (other than holders of shares of Class B Common Stock) shall be entitled to share equally, on a per share basis, in the assets thereof that may be available for distribution after satisfaction of creditors and of the preferences of shares of Preferred Stock. Except as specifically set forth in Section 4.2(b)(ix), the holders of shares of Class B Common Stock shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.
Section 4.3 Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, to the fullest extent now or hereafter permitted by the laws of the Commonwealth of Virginia and without shareholder action, to provide for the issuance of shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof by adoption of an amendment to the articles of incorporation without shareholder action (any such amendment of the articles of incorporation adopted by the Board of Directors designating the designations, powers, preferences and rights, and qualifications, limitations, or restrictions, of shares of Preferred Stock, a “Preferred Stock Designation”). The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:
(a) the designation of the series, which may be by distinguishing number, letter or title;
(b) the number of shares of the series, which number the Board of Directors may thereafter increase or decrease (but not below the number of shares thereof then outstanding);
(c) the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(d) dates at which dividends, if any, shall be payable;
(e) the redemption rights and price or prices, if any, for shares of the series;
(f) the terms and amount of any sinking fund providing for the purchase or redemption of shares of the series;
(g) the amounts payable on, and the preferences (if any) of, shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;
(h) whether the shares of the series shall be convertible or exercisable into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation or entity, and, if so, the specification of such other class or series or such other security, the conversion, exercise or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible, exercisable or exchangeable and all other terms and conditions upon which such conversion, exercise or exchange may be made;
(i) restrictions on the issuance of shares of the same series or of any other class or series; and
(j) subject to Section 4.6, the voting rights and powers of the holders of shares of the series.
Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall be expressly granted thereto by these Fourth Amended and Restated Articles of Incorporation (including any Preferred Stock Designation). Except as may be provided in these Fourth Amended and Restated Articles of Incorporation or in any Preferred Stock Designation, holders of Preferred Stock shall not be entitled to receive notice of any meeting of shareholders at which they are not entitled to vote.
Section 4.4 No Preemptive Rights. Subject to preemptive rights, if any, in respect of issuances of capital stock by the Corporation or its subsidiaries of (a) the holders of shares of any class or series of capital stock of the Corporation set forth in that certain Shareholders Agreement, dated as of the Effective Date (as defined in the Plan Confirmation Order), by and among the Corporation and each of the shareholders identified therein, as may be amended from time to time (the “Shareholders Agreement”), or (b) the holders of shares of any class or series of Preferred Stock then outstanding set forth in the Preferred Stock Designation applicable thereto, no holders of shares of capital stock of the Corporation shall have any preemptive rights.
Section 4.5 Record Holders. The Corporation shall be entitled to treat the person or entity in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person or entity, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.
Section 4.6 Nonvoting Stock. To the extent prohibited by Section 1123 of Chapter 11 of the Bankruptcy Code, as amended, the Corporation shall not issue any class or series of nonvoting stock; provided, however, that the foregoing (a) will have no further force and effect beyond that required under Section 1123 of the Bankruptcy Code, (b) will have such force and effect, if any, only for so long as such Section 1123 is in effect and applicable to the Corporation and (c) may be amended or eliminated in accordance with applicable law as from time to time in effect. For the purposes of this Section 4.6, any class or series of stock that has only such voting rights as are mandated by the VSCA shall be deemed to be nonvoting for purposes of the restrictions of this Section 4.6.
Section 4.7 [Reserved].
Section 4.8 [Reserved].
Section 4.9 Action Without a Meeting. Any action required or permitted to be taken at any annual or special meeting of shareholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by all the holders of outstanding stock of the Corporation entitled to vote thereon.
Section 4.10 [Reserved].
Section 4.11 Certain Voting Matters. Except as otherwise required by these Fourth Amended and Restated Articles of Incorporation, or the VSCA, the vote required to constitute any voting group’s approval of a plan of merger or share exchange shall be a majority of all the votes cast thereon by such voting group.

ARTICLE V
PERPETUAL EXISTENCE
The Corporation shall have perpetual existence.
ARTICLE VI
BOARD OF DIRECTORS
Section 6.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors shall exercise all of the powers and duties conferred by law except as provided by these Fourth Amended and Restated Articles of Incorporation, the Shareholders Agreement, or the Bylaws.
Section 6.2 Number and Term. The Board of Directors shall consist of one (1) or more members. Each director shall hold office until the next annual meeting of shareholders and until his or her successor is elected and qualified or until his or her earlier death, resignation, removal or incapacity. The number of directors may be changed from time to time by resolution of a majority of the Board of Directors. Directors need not be shareholders.
Section 6.3 Elections. Unless and except to the extent that the Bylaws of the Corporation shall so require, elections of directors need not be by written ballot.
Section 6.4 Bylaws. In furtherance and not in limitation of the powers conferred by law, the Board of Directors is hereby expressly authorized to make, repeal, alter, amend and rescind the Bylaws by a majority vote at any regular or special meeting of the Board of Directors at which a quorum is present or by written consent, in accordance with the terms of the Bylaws. The shareholders shall also have the power to make, repeal, alter, amend and rescind the Bylaws, including the Bylaws made by the Board of Directors, in accordance with the terms of the Bylaws.
ARTICLE VII
INDEMNIFICATION
Section 7.1 Definitions. For purposes of this Article VII the following definitions shall apply:
(a) “expenses” include counsel fees, expert witness fees, and costs of investigation, litigation and appeal, as well as any amounts expended in asserting a claim for indemnification;
(b) “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise for which the Indemnitee has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom an Indemnitee may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation;
(c) “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which the Indemnitee shall be entitled to indemnification or advancement of expenses from both the indemnitee-related entities and the Corporation pursuant to applicable law, any agreement, articles of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or the indemnitee-related entities, as applicable;
(d) “liability” means the obligation to pay a judgment, settlement, penalty, fine, or other such obligation, including, without limitation, any excise tax assessed with respect to an employee benefit plan;
(e) “legal entity” means a corporation, partnership, joint venture, trust, employee benefit plan or other enterprise;
(f) “predecessor entity” means a legal entity the existence of which ceased upon its acquisition by the Corporation in a merger or otherwise; and
(g) “proceeding” means any threatened, pending, or completed action, suit, proceeding or appeal whether civil, criminal, administrative or investigative and whether formal or informal.
Section 7.2 Indemnification of Directors and Officers. To the fullest extent permitted by the VSCA, as it exists on the date hereof or may hereafter be amended, the Corporation shall indemnify any individual who is, was or is threatened to be made a party to a proceeding (including a proceeding by or in the right of the Corporation) because such individual is or was a director or officer of the Corporation, or because such individual is or was serving the Corporation or any other legal entity in any capacity at the request of the Corporation (an “Indemnitee”), against all liabilities and reasonable expenses incurred in the proceeding. Service as a director or officer of a legal entity controlled by the Corporation shall be deemed service at the request of the Corporation. The determination that indemnification under this Section 7.2 is permissible and the evaluation as to the reasonableness of expenses in a specific case shall be made, in the case of a director, as provided by law, and in the case of an officer, as provided in Section 7.3; provided, however, that if a majority of the directors of the Corporation has changed after the date of the alleged conduct giving rise to a claim for indemnification, such determination and evaluation shall, at the option of the person claiming indemnification, be made by special legal counsel agreed upon by the Board of Directors and such person. Unless a determination has been made that indemnification is not permissible, the Corporation shall make advances and reimbursements for expenses incurred by a director or officer in a proceeding upon receipt of an undertaking from such director or officer to repay the same if it is ultimately determined that such director or officer is not entitled to indemnification. Such undertaking shall be an unlimited, unsecured general obligation of the director or officer and shall be accepted without reference to such director’s or officer’s ability to make repayment. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that a director or officer acted in such a manner as to make such director or officer ineligible for indemnification. The Corporation is authorized to contract in advance to indemnify and make advances and reimbursements for expenses to any of its directors or officers to the same extent provided in this Section 7.2. The rights of each person entitled to indemnification under this Article VII shall inure to the benefit of such person’s heirs, executors and administrators. Special legal counsel selected to make determinations under this Article VII may be counsel for the Corporation.
Section 7.3 Procedures for Indemnification of Directors and Officers
. Any indemnification or advancement of expenses under this Article VII shall be made promptly, and in any event within thirty (30) days, upon the written request of the Indemnitee, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days. If a determination by the Corporation that the Indemnitee is entitled to indemnification pursuant to this Article VII is required, and the Corporation fails to respond within sixty (60) days to a written request for indemnity, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advancement of expenses, in whole or in part, or if payment in full pursuant to such request is not made within thirty (30) days (or twenty (20) days in the case of a claim for advancement of expenses), the right to indemnification or advancement of expenses as granted by this Article VII shall be enforceable by the Indemnitee in any court of competent jurisdiction. Such Indemnitee’s costs and expenses incurred in connection with successfully establishing the right to indemnification, in whole or in part, in any such action or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the Corporation) that the Indemnitee has not met the standards of conduct which make it permissible under the VSCA for the Corporation to indemnify the Indemnitee for the amount claimed, but the burden of such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the Indemnitee is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the VSCA nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise, shall be on the Corporation.
Section 7.4 Requested Services. Without limiting the meaning of the phrase “serving at the request of the Corporation” as used herein, any person serving as a director, officer or equivalent executive of (a) another corporation of which a majority of the shares entitled to vote in the election of its directors is owned, directly or indirectly, by the Corporation, or (b) any employee benefit plan maintained or sponsored by the Corporation or any corporation referred to in clause (a), shall be deemed to be doing so at the request of the Corporation for purposes of Section 7.2.
Section 7.5 Indemnification of Others. The Corporation may, to a lesser extent or to the same extent that it is required to provide indemnification and make advances and reimbursements for expenses to its directors and officers pursuant to Section 7.2, provide indemnification and make advances and reimbursements for expenses to its employees and agents, the directors, officers, employees and agents of its subsidiaries and predecessor entities, and any person serving any other legal entity in any capacity at the request of the Corporation, and may contract in advance to do so. The determination that indemnification under this Section 7.5 is permissible, the authorization of such indemnification and the evaluation as to the reasonableness of expenses in a specific case shall be made as authorized from time to time by general or specific action of the Board of Directors, which action may be taken before or after a claim for indemnification is made, or as otherwise provided by law. No person’s rights under Section 7.2 shall be limited by the provisions of this Section 7.5.
Section 7.6 Contract Rights. The provisions of this Article VII shall be deemed to be a contract right between the Corporation and each Indemnitee and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee, fiduciary or agent, or if the relevant provisions of the VSCA or other applicable law cease to be in effect. Such contract right shall vest for each Indemnitee who is a director, officer, employee, fiduciary or agent at the time such person is elected or appointed to such position, and no repeal or modification of this Article VII or any such law shall affect any such vested rights or obligations then existing with respect to any state of facts or proceeding arising after such election or appointment and prior to such repeal or modification.
Section 7.7 Insurance. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the VSCA or this Article VII.
Section 7.8 Merger or Consolidation. For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including, without limitation, any constituent of a constituent) absorbed in a consolidation or merged in a merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director or officer of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, fiduciary or agent of another corporation or of a partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article VII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.
Section 7.9 Non-Exclusivity of Rights. The rights to indemnification and the advancement of expenses and costs conferred under this Article VII shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses and costs may be entitled under any applicable law, provision of these Fourth Amended and Restated Articles of Incorporation, bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors or officers respecting indemnification and advances, to the fullest extent not prohibited by the VSCA or by any other applicable law.
Section 7.10 Amendments. No amendment, repeal or modification of, and no adoption of any provision inconsistent with, any provision of this Article VII shall adversely affect any right or protection of a director or officer of the Corporation existing by virtue of this Article VII at the time of such amendment, repeal, modification or adoption.
Section 7.11 Jointly Indemnifiable Claims. Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of the Indemnitee as a director and/or officer of the Corporation at the request of the indemnitee-related entities (as defined below), the Corporation shall be fully and primarily responsible for the payment to the Indemnitee in respect of indemnification or advancement of expenses in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article VII, irrespective of any right of recovery the Indemnitee may have from the indemnitee-related entities. Under no circumstance shall the Corporation be entitled to any right of subrogation against or contribution by the indemnitee-related entities and no right of advancement, indemnification or recovery the Indemnitee may have from the indemnitee-related entities shall reduce or otherwise alter the rights of the Indemnitee or the obligations of the Corporation under this Article VII. In the event that any of the indemnitee-related entities shall make any payment to the Indemnitee in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee against the Corporation, and the Indemnitee shall execute all documents and instruments reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents and instruments as may be necessary to enable the indemnitee-related entities effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to this Section 7.11 and entitled to enforce this Section 7.11.
ARTICLE VIII
LIMITED LIABILITY OF DIRECTORS
To the fullest extent permitted by the VSCA, as it exists on the date hereof or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, whether prior or subsequent to the date hereof. Any repeal or amendment or modification of this Article VIII, or the adoption of any provision of these Fourth Amended and Restated Articles of Incorporation inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide a broader limitation on a retroactive basis than permitted prior thereto), and will not adversely affect any limitation on the personal liability of any director of the Corporation at the time of such repeal or amendment or modification or adoption of such inconsistent provision.
ARTICLE IX
ELECTION
The Corporation expressly elects not to be governed by Article 14 (Affiliated Transactions) of the VSCA.
ARTICLE X
CORPORATE OPPORTUNITIES
Section 10.1 General. To the greatest extent permitted by law and except as otherwise set forth in these Fourth Amended and Restated Articles of Incorporation and except as expressly agreed to by a Dual Role Person (as defined below) in a separate instrument signed by a Dual Role Person with the Corporation or any predecessor thereto:
(a) To the extent provided in this Article X, the Corporation renounces any interest or expectancy of the Corporation or any of its Affiliates in, or in being offered an opportunity to participate in, any Corporate Opportunity about which a Dual Role Person acquires knowledge. Subject to Section 10.1(c), no Dual Role Person or any of their respective Representatives shall owe any fiduciary duty to, nor shall any Dual Role Person or any of their respective Representatives be liable for breach of fiduciary duty to, the Corporation or any of its shareholders in connection with a Corporate Opportunity. No Dual Role Person or any of their respective Representatives shall violate a duty or obligation to the Corporation merely because such person’s conduct furthers such person’s own interest, except as specifically set forth in Section 10.1(c). Any Dual Role Person or any of their respective Representatives may lend money to, and transact other business with, the Corporation and its Representatives. The rights and obligations of any such person who lends money to, contracts with, borrows from or transacts business with the Corporation or any of its Representatives are the same as those of a person who is not involved with the Corporation or any of its Representatives, subject to other applicable law. No transaction between any Dual Role Person or any of their respective Representatives, on the one hand, with the Corporation or any of its Representatives, on the other hand, shall be voidable solely because any Dual Role Person or any of their respective Representatives has a direct or indirect interest in the transaction. Nothing herein contained shall prevent any Dual Role Person or any of their respective Representatives from conducting any other business, including serving as an officer, director, employee, or shareholder of any corporation, partnership or limited liability company, a trustee of any trust, an executor or administrator of any estate, or an administrative official of any other business or not-for-profit entity, or from receiving any compensation in connection therewith.

(b) No Dual Role Person nor any of their respective Representatives shall owe any duty to refrain from (i) engaging in the same or similar activities or lines of business as the Corporation and its Representatives or (ii) doing business with any of the Corporation’s or its Representatives’ clients or customers. In the event that any Dual Role Person or any of their respective Representatives acquires knowledge of a potential transaction or matter that may be a Corporate Opportunity for any Dual Role Person or any of their respective Representatives, on the one hand, and the Corporation or any of its Representatives, on the other hand, such Dual Role Person or Representatives, as the case may be, shall have no duty to communicate or offer such Corporate Opportunity to the Corporation or any of its Representatives, subject to Section 10.1(c). No Dual Role Person or any of their respective Representatives shall be liable to the Corporation, any of its shareholders or any of its Representatives for breach of any fiduciary duty by reason of the fact that any Dual Role Person or any of their respective Representatives pursues or acquires such Corporate Opportunity for itself, directs such Corporate Opportunity to another person or does not present such Corporate Opportunity to the Corporation or any of its Representatives, subject to Section 10.1(c).
(c) If a third party presents a Corporate Opportunity to a person who is both a Representative of the Corporation and a Representative of a Dual Role Person, expressly and solely in such person’s capacity as a Representative of the Corporation, and such person acts in good faith in a manner consistent with the policy that such Corporate Opportunity belongs to the Corporation, then such person (i) shall be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to the Corporation as a Representative of the Corporation with respect to such Corporate Opportunity, (ii) shall not be liable to the Corporation, any of its shareholders or any of its Representatives for breach of fiduciary duty by reason of such person’s action or inaction with respect to such Corporate Opportunity, (iii) shall be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, the Corporation’s best interests, and (iv) shall be deemed not to have breached such person’s duty of loyalty to the Corporation and its shareholders and not have derived an improper personal benefit therefrom; provided that a Dual Role Person may pursue such Corporate Opportunity if the Corporation shall decide not to pursue such Corporate Opportunity.
(d) For purposes of this Article X:
(i) “Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of the foregoing definition, the term “controls,” “is controlled by,” or “is under common control with” means the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
(ii) “Corporate Opportunity” means any business opportunity that the Corporation is financially able to undertake that is, from its nature, in the Corporation’s lines of business, is of practical advantage to the Corporation and is one in which the Corporation has an interest or a reasonable expectancy, and in which, by embracing such opportunity, the self-interest of any Dual Role Person or their respective Representatives will be brought into conflict with the Corporation’s self-interest.
(iii) “Dual Role Person” means any individual who is a director of the Corporation and is otherwise an employee, officer or a director of a shareholder.
(iv) “Representatives” means, with respect to any person, the directors, officers, employees, general partners or managing member of such person.
(e) Any person or entity purchasing or otherwise acquiring or obtaining any interest in any capital stock of the Corporation shall be deemed to have notice and to have consented to the provisions of this Article X.
Section 10.2 Amendment. Neither the alteration, amendment, termination, expiration or repeal of this Article X nor the adoption of any provision inconsistent with this Article X shall eliminate or reduce the effect of this Article X in respect of any matter occurring, or any cause of action that, but for this Article X, would accrue or arise, prior to such alteration, amendment, termination, expiration, repeal or adoption.
Section 10.3 Notice of Article. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.

ARTICLE XI
FORUM
Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or Corporation’s shareholders, (c) any action asserting a claim arising pursuant to any provision of the VSCA, or (d) any action asserting a claim governed by the internal affairs doctrine shall be the United States District Court for the Eastern District of Virginia, (or, if United States District Court for the Eastern District of Virginia lacks subject matter jurisdiction, another state or federal court located within the Commonwealth of Virginia). Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.
ARTICLE XII
AMENDMENTS
The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in these Fourth Amended and Restated Articles of Incorporation, and any other provisions authorized by the laws of the Commonwealth of Virginia at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law. All rights, preferences and privileges of whatsoever nature conferred upon shareholders by and pursuant to these Fourth Amended and Restated Articles of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article XII. Notwithstanding any other provision of these Fourth Amended and Restated Articles of Incorporation or any provision of law which might otherwise permit a lesser vote, but in addition to any vote required by law and any affirmative vote of the holders of any series of Preferred Stock required by law, by these Fourth Amended and Restated Articles of Incorporation, or by any Preferred Stock Designation providing for any such Preferred Stock, the affirmative vote of the holders of at least sixty-seven percent (67%) of the total voting power of all the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal, or adopt any provision inconsistent with, Article X. Nothing in this Article XII shall limit the authority of the Board of Directors conferred by Section 6.1 hereof.
ARTICLE XIII
SEVERABILITY
If any provision or provisions of these Fourth Amended and Restated Articles of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, then, to the fullest extent permitted by applicable law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of these Fourth Amended and Restated Articles of Incorporation (including, without limitation, each portion of any paragraph of these Fourth Amended and Restated Articles of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.
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Annex F
LONESTAR ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

(see attached)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
(Mark One)
 ☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from       to
Commission File Number 001-37670
Lonestar Resources US Inc.
(Exact name of Registrant as specified in its Charter)
Delaware	81-0874035
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
111 Boland Street, Suite 301, Fort Worth, TX	76107
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (817) 921-1889
Securities Registered Pursuant to Section 12(b) of the Act:
Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Common Stock,par value $0.001	LONE	OTCQX Best Market
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes  ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☑
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
The aggregate market value of the registrant’s Class A voting common stock held by non-affiliates, based on the closing price of the registrant’s Class A voting common stock as of the last business day of the registrant’s most recently completed second fiscal quarter, was approximately $9.5 million.
The number of shares of the Registrant’s voting common stock outstanding as of March 24, 2021 was 10,000,149.
DOCUMENTS INCORPORATED BY REFERENCE
Portions of the definitive proxy statement relating to the Registrant’s 2021 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

GLOSSARY OF CERTAIN DEFINED TERMS
The terms defined in this section are used throughout this Annual Report on Form 10-K:
“3-D seismic.” Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.
“Bbl.” One stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to crude oil, condensate or natural gas liquids.
“Bbl/d.” One stock tank barrel of crude oil, condensate or natural gas liquids per day.
“BOE.” One barrel of oil equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.
“BOE/d.” BOE’s produced per day.
“British thermal unit” or “Btu.” The heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit ("F).
“Class A common stock.” Class A voting common stock of Lonestar Resources US Inc., par value $0.001 per share.
“developed acreage.” The number of acres that are allocated or assignable to productive wells or wells capable of production.
“gross acres” or “gross wells.” The total acres or wells, as the case may be, in which an entity owns a working interest.
“held by production” or “HBP” Acreage covered by a mineral lease that perpetuates a company’s right to operate a property as long as the property produces a minimum paying quantity of oil or gas.
“horizontal drilling.” A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.
“IRS.” Internal Revenue Service.
“LIBO rate.” London Interbank Offered rate.
“MBbl.” One thousand barrels of crude oil, condensate or NGLs.
“MBOE.” One thousand barrels of oil equivalent.
“Mcf.” One thousand cubic feet of natural gas.
“Mcf/d.” One thousand cubic feet of natural gas per day.
“MMBbls.” One million stock tank barrels, of 42 U.S. gallons liquid volume, used in reference to crude oil, condensate or natural gas liquids.
“MMBOE.” One million barrels of oil equivalent.
“MMBtu.” One million British thermal units.
“MMcf.” One million cubic feet of natural gas.
“natural gas liquids” or “ NGLs.” The combination of ethane, propane, butane, isobutane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.
“net acres” or “net wells.” The percentage of total acres or wells, as the case may be, an owner has out of a particular number of gross acres or wells. For example, an owner who has 50% interest in 100 gross acres owns 50 net acres.
“net revenue interest.” An owner’s interest in the revenues of a well after deducting proceeds allocated to royalty and overriding interests.
“NYMEX.” The New York Mercantile Exchange.

“present value of future net revenues” or “PV-10.” PV-10 is a non-GAAP financial measure and represents the present value of estimated future cash inflows from proved crude oil and natural gas reserves, less future development and production costs, discounted at 10% per annum to reflect timing of future cash inflows. PV-10 differs from the Standardized Measure because it does not include the effect of future income taxes.
“proved developed reserves.” Proved reserves that can be expected to be recovered:
i.	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well; or
ii.	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
“proved reserves.” Those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations —prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain that it will commence, the project within a reasonable time. For a complete definition of proved oil and natural gas reserves, refer to the SEC’s Regulation S-X, Rule 4-10(a)(22).
“proved undeveloped reserves” or “PUDs.” Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.
Under no circumstances shall estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.
“reserves.” Estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development prospects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to market and all permits and financing required to implement the project.
“reservoir.” A porous and permeable underground formation containing a natural accumulation of producible hydrocarbons that is confined by impermeable rock or water barriers and is separate from other reservoirs.
“SEC.” The United States Securities and Exchange Commission.
“spacing.” The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.
“WTI.” West Texas Intermediate crude oil, which is a light, sweet crude oil, characterized by an American Petroleum Institute gravity, or API gravity, between 39 and 41 and a sulfur content of approximately 0.4 weight percent that is used as a benchmark for other crude oils.

Cautionary Statement Regarding Forward-Looking Statements
This annual report contains statements concerning our intentions, expectations, projections, assessments of risks, estimations, beliefs, plans or predictions for the future, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements regarding:
•	our growth strategies;
•	our ability to explore for and develop oil and gas resources successfully and economically;
•	our drilling and completion techniques;
•	our estimates and forecasts of the timing, number, profitability and other results of wells we expect to drill and other exploration activities;
•	our estimates regarding timing and levels of production;
•	changes in working capital requirements, reserves, and acreage;
•	commodity price risk management activities and the impact on our average realized prices;
•	anticipated trends in our business and industry;
•	availability of pipeline connections and water disposal on economic terms;
•	effects of competition on us;
•	our future results of operations;
•	profitability of drilling locations;
•	our reputation as an operator and our relationships and contacts in the market;
•
our liquidity, our ability to continue as a going concern and our ability to finance our exploration and development activities, including accessibility of borrowings under our senior secured credit facility, our borrowing base, and the result of any borrowing base redetermination;

•	our ability to maintain compliance with covenants and ratios under our senior secured credit facility;
•	our planned expenditures, prospects and capital expenditure plan;
•	future market conditions in the oil and gas industry;
•	our ability to make, integrate and develop acquisitions and realize any expected benefits or effects of completed acquisitions;
•	the benefits, effects, availability of and results of new and existing joint ventures and sales transactions;
•	our ability to maintain a sound financial position;
•	receipt of receivables, drilling carry and proceeds from sales;
•	our ability to complete planned transactions on desirable terms;
•	the impact of governmental regulation, taxes, market changes and world events; and
•	global or national health concerns, including health epidemics such as the coronavirus outbreak beginning at the beginning of 2020.
You generally can identify our forward-looking statements by the words “anticipate,” “believe,” budgeted,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “scheduled,” “should,” or other similar words. Such statements rely on assumptions and involve risks, uncertainties, and other important factors, many of which are beyond our control, including, but not limited to, those relating to a worldwide economic downturn, availability of financing, our dependence on our exploratory drilling activities, the volatility of and changes in oil and gas prices, the need to replace reserves depleted by production, operating risks of oil and gas operations, our dependence on our key personnel, factors that affect our ability to manage our growth and achieve our business strategy, results, delays and uncertainties that may be encountered in drilling, development or production, interpretations and impact of oil and gas reserve estimation and disclosure requirements, activities and approvals of our partners and parties with whom we have alliances, technological changes, capital requirements, the timing and amount of borrowing base determinations (including determinations by lenders) and availability under our senior secured credit facility, evaluations of us by lenders under our senior secured credit facility, other actions by lenders, the potential impact of government regulations, including current and proposed legislation and regulations related to hydraulic fracturing, oil and natural gas drilling, air emissions and climate change, regulatory determinations, litigation, competition, the uncertainty of reserve information and future net revenue estimates, acquisition risks, availability of equipment and crews, actions by midstream and other industry participants, weather, our ability to obtain permits and licenses, the results of audits and assessments, the failure to obtain certain bank and lease consents, the existence and resolution of title defects, new taxes and impact fees, delays, costs and difficulties relating to our joint ventures, actions by joint venture parties, results of exploration activities, the availability and completion of land acquisitions, costs of oilfield services, completion and connection of wells, our ability to adhere to our proposed drilling schedule, potential expiration of leases on undeveloped leasehold assets under certain conditions, and other important factors detailed in this annual report.
We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.
Some of the important factors that could cause actual results to differ from those expressed or implied in forward-looking statements are described under Part I, Item 1A. Risk Factors and in other sections of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on our forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and, except as required by law, we undertake no duty to update or revise any forward-looking statement.
Certain terms used herein relating to the oil and gas industry are defined in Glossary of Certain Defined Terms included above.
Risk Factors Summary
The following is a summary of the principal risks that could adversely affect our business, operations and financial results. Please refer to Item 1A “Risk Factors” of this Form 10-K below for additional discussion of the risks summarized in this Risk Factors Summary.
Risks Related to the Oil and Natural Gas Industry and Our Business
•
Oil, natural gas and NGL prices are volatile, and an extended decline in these prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

•
The current outbreak of COVID-19 has adversely impacted our business, financial condition, liquidity and results of operations and is likely to have a continuing adverse impact for a significant period of time.

•	Our future cash flows and results of operations are highly dependent on our ability to develop additional oil and natural gas resources, which involves high risk activities with many uncertainties.
•
We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our oil and natural gas reserves with resulting adverse effects on our cash flow and liquidity.

•	Operating hazards, natural disasters or other interruptions of our operations could result in potential liabilities and substantial losses, which may not be fully covered by our insurance.
•	We may not adhere to our proposed drilling schedule and our identified drilling locations are subject to many uncertainties that could materially alter the occurrence or timing of their drilling.

•
The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our development plans within our budget and on a timely basis.

•
Development of our estimated proved undeveloped reserves, or PUDs, may take longer than expected and may not be ultimately developed or produced. SEC rules could limit our ability to book additional PUDs in the future.

•	Our producing properties are located in the Eagle Ford Shale of South Texas, making us vulnerable to risks associated with operating in one geographic area.
•
Certain of our undeveloped leasehold assets and may not ultimately be developed or become commercially productive and are subject to leases that will expire over the next several years unless production is established or we extend the terms of such leases.

•
Our estimated proved reserves are based on many assumptions that may turn out to be inaccurate and any significant inaccuracies in these estimates could materially affect the actual quantities and present value of such reserves.

•	We depend upon several significant customers for the sale of most of our crude oil, natural gas and NGL production.
•	The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.
•	We have incurred losses from operations for various periods since our inception and may continue to do so in the future.
•	If crude oil and natural gas prices decrease, we may be required to write-down the carrying values of our crude oil and natural gas properties.
•	Our inability to market our crude oil and natural gas could adversely affect our business.
•	Increased costs of capital and general economic conditions could adversely affect our business and future growth.
•
The crude oil and natural gas industry is intensely competitive and many of our competitors have resources that are greater than ours. In addition, we may not be able to keep pace with technological developments in our industry.

•	We may incur losses as a result of title deficiencies.
•
Changes in the differential between benchmark prices of crude oil and natural gas and the reference or regional index price used to price our actual crude oil and natural gas sales could have a material adverse effect on our results of operations and financial condition.

Risks Related to Our Financing, Investments and Indebtedness
•	Any significant reduction in our borrowing base under the Credit Facility may negatively impact our ability to fund our operations.
•	Our hedging transactions expose us to counterparty credit risk and our derivative activities could result in financial losses or reduce our income.
•
Our level of indebtedness may increase, reducing our financial flexibility, and the terms of the Credit Facility may restrict our operations, particularly our ability to respond to changes or to take certain actions.

•
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under applicable debt instruments, which may not be successful.

Risks Related to Regulatory Matters
•	If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.
•	Our operations are subject to health, safety and environmental laws and regulations that may expose us to significant costs and liabilities.
•	Conservation measures and technological advances could reduce demand for crude oil, natural gas and NGLs.
•
Our ability to produce crude oil and natural gas economically and in commercial quantities could be impaired if we are unable to acquire adequate supplies of water for our drilling operations or are unable to dispose of or recycle the water we use economically and in an environmentally safe manner.

•
Climate change laws and regulations restricting emissions of “greenhouse gases” could result in increased operating costs while the physical effects of climate change could disrupt our production and cause us to incur significant costs.

•
Recent federal legislation could have an adverse impact on our ability to use derivative instruments to reduce the effects of commodity prices, interest rates and other risks associated with our business.

Risks Related to Strategic Transactions
•	We may be subject to risks in connection with acquisitions, and the integration of significant acquisitions may be difficult.
•	We have elected not to be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers.
•
Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Risks Related to Our Emergence from Chapter 11 Bankruptcy
•	We recently emerged from bankruptcy, which could adversely affect our business and relationships, and the composition of our board of directors changed significantly.
•
Our actual financial results after emergence from bankruptcy may not be comparable to our historical financial information as a result of the implementation of the Plan and our adoption of fresh start accounting.

•	Our ability to use our net operating loss carryforwards may be limited as a result of our emergence from bankruptcy.
Risks Related to Other General Factors
•	The loss of any of our key personnel could adversely affect our financial condition, the results of operations and future growth.
•	Acts of terrorism could have a material adverse effect on our financial condition, results of operations and cash flows.
•	Our business could be negatively impacted by security threats, including cyber-security threats.
•	Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders.

PART I
Item 1.	Business.
General
Lonestar Resources US Inc., a Delaware Corporation, is an independent exploration and production company with 79.2 MMBOE of estimated proved oil and natural gas reserves as of December 31, 2020, of which 74% is oil and NGLs. Our operations are focused on the exploration, development and production of unconventional oil, natural gas liquids and natural gas in the Eagle Ford Shale (the “Eagle Ford”) play in South Texas.
As the context may require, the “Company”,” Lonestar”, “we”, “our” or similar words refer to (i) Lonestar Resources US Inc. (“the Successor”) after November 30, 2020. References to historical activities of the “Company” prior to November 30, 2020, refer to activities of Lonestar Resources US Inc. (“the Predecessor”).
As discussed further below, on September 30, 2020 (the “Petition Date”), Lonestar Resources US Inc. and 21 of its directly and indirectly owned subsidiaries (collectively, the “Debtors”), filed voluntary petitions (“Bankruptcy Petitions”) for relief under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (“Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas (“Bankruptcy Court”). The Debtors’ Chapter 11 cases were administered jointly under the caption In re Lonestar Resources US Inc., et al., Case No. 20-34805 (collectively, the “Chapter 11 Proceedings”). During the pendency of the Chapter 11 Proceedings, the debtors in the Chapter 11 Proceedings (the “Debtors”), operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The Company emerged from bankruptcy and went effective with its plan of reorganization on November 30, 2020 (the “Effective Date”).
Prior to the Effective Date, the Predecessor company's common shares had been publicly traded on the NASDAQ since 2016. In January 2021, the Successor company's common shares began trading on the OTCQX Best Market. Our corporate headquarters is located at 111 Boland Street, Suite 301, Fort Worth, Texas, 76107 and our phone number is 817-921-1889. At December 31, 2020 (Successor), we had 75 employees, 29 of whom were employed in field operations or at our field offices. We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, available free of charge on or through our website, www.lonestarresources.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC also maintains a website, http://www.sec.gov, which contains periodic reports on Forms 8-K, 10-Q and 10-K filed with the SEC, along with other reports, proxy and information statements and other information filed by Lonestar.
Emergence from Voluntary Reorganization Under Chapter 11 of the Bankruptcy Code
As noted above, on September 30, 2020, Lonestar Resources US Inc. and 21 of its directly and indirectly owned subsidiaries filed petitions for reorganization in a “prepackaged” voluntary bankruptcy under chapter 11 of the Bankruptcy Code. On November 12, 2020, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the chapter 11 plan of reorganization (the “Plan”) and approving the Disclosure Statement, and on November 30, 2020, the Plan became effective in accordance with its terms and the Company emerged from the Chapter 11 bankruptcy proceedings. In January 2021, the Successor's new common stock commenced trading on the OTCQX Best Market board under the ticker symbol “LONE”. Key accomplishments of the Chapter 11 Restructuring include the following:
•	Eliminated approximately $390 million in aggregate debt obligations and preferred equity interests;
•	Reduced ongoing annual interest expense by over $28 million;
•	Significantly improved leverage ratios; and
•	Established a new $225 million senior secured credit facility and $60 million second-out term loan.
•
Adopted an amended and restated its certificate of incorporation and bylaws, which reserved for issuance 90,000,000 shares of common stock, par value $0.001 per share, (the “New Common Stock”) and 10,000,000 shares of preferred stock, par value $0.001 per share;

•
Appointed a new board of directors to replace the Predecessor's directors, consisting of four new independent members: Richard Burnett, Gary D. Packer, Andrei Verona and Eric Long, and one continuing member: Frank D. Bracken, III, Lonestar's Chief Executive Officer;

•	Provided for the following settlement of claims and interests in the Predecessor as follows:
•	Holders of Prepetition RBL Claims received distributions of:
•	Cash in the amount of all accrued and unpaid interest;
•	A first-out senior secured revolving credit facility with total aggregate commitments of $225 million;
•	A second-out senior secured term loan credit facility in an amount equal to $60 million;
•	555,555 Tranche 1 warrants and 555,555 Tranche 2 warrants, reflecting up to a 10% ownership stake in the Successor company's equity interests;
•
Holders of Prepetition Notes Claims (as defined below) received distributions of a pro rata share of 96% of 10,000,149 shares of New Common Stock issued on the Effective Date, subject to dilution by a to-be-adopted management incentive plan (the “MIP”) and the new warrants);

•
Holders of Predecessor preferred equity interests received distributions of a pro rata share of 3% of the New Common Stock in the Successor company (subject to dilution by the MIP and the new warrants); and

•	Holders of Predecessor Class A common stock received distributions of a pro rata share of 1% of the New Common Stock in the Successor company (subject to dilution by the MIP and new warrants).
•	General unsecured creditors were paid in full in cash.
For more information on the Chapter 11 Restructuring and related matters, refer to Note 2, Emergence from Voluntary Reorganization Under Chapter 11, and Note 10, Long-Term Debt, to the consolidated financial statements.
Fresh Start Accounting
Upon emergence from bankruptcy, we met the criteria and were required to adopt fresh start accounting in accordance with Accounting Standards Board Codification (“ASC”) Topic 852, Reorganizations, which on the Effective Date resulted in a new entity, the Successor, for financial reporting purposes, with no beginning retained earnings or deficit as of the fresh start reporting date. References to “Successor” re late to the financial position and results of operations of the Company subsequent to the Company’s emergence from bankruptcy on November 30, 2020, and references to “Predecessor” relate to the financial position and results of operations of the Company prior to, and including, November 30, 2020. In order to assist investors in understanding the comparability of our financial results for the applicable periods, we have provided certain comparative analysis on a combined basis, which management believes provides meaningful information to assist investors in understanding our financial results for the applicable period, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the year reported in accordance with GAAP.
Fresh start accounting requires that new fair values be established for the Company’s assets, liabilities and equity as of the date of emergence from bankruptcy, November 30, 2020, and therefore certain values and operational results of the consolidated financial statements subsequent to November 30, 2020 are not comparable to the Company’s consolidated financial statements prior to, and including November 30, 2020, principally due to the Effective Date re-evaluation of the fair value of our oil and natural gas properties, together with the conversion of $250 million of previously outstanding bond debt into new common stock in the Successor. The reorganization value derived from the range of enterprise values associated with the Plan was allocated to the Company’s identifiable tangible and intangible assets and liabilities based on their fair values. The Effective Date fair values of the Successor’s assets and liabilities differ materially from their recorded values as reflected on the historical balance sheet of the Predecessor and may materially affect our results of operations in Successor reporting periods.

For more information on fresh start accounting, refer to Note 3, Fresh Start Accounting to the consolidated financial statements.
Impact of the COVID-19 Pandemic
In March 2020, the World Health Organization declared the ongoing COVID-19 coronavirus (“COVID-19”) outbreak a pandemic, and the President of the United States declared the COVID-19 pandemic a national emergency. The COVID-19 pandemic has caused a rapid and precipitous drop in oil demand, which worsened an already deteriorated oil market that followed the early-March 2020 failure by the group of oil producing nations known as OPEC+ to reach an agreement over proposed oil production cuts. Uncertainty about the duration of the COVID-19 pandemic and its resulting economic consequences has resulted in abnormally high worldwide inventories of produced oil. While oil prices as of late-March 2021 have improved to the low-$60s per barrel, which is significantly higher than the low points experienced during the second quarter of 2020, the concerns and uncertainties around the balance of supply and demand for oil are expected to continue for some time. Because the realized oil prices we received during 2020 were significantly reduced, our operating cash flow and liquidity were adversely affected.
Overview
We have accumulated approximately 72,529 gross (52,861 net) acres as of December 31, 2020 (Successor). We operate in one industry segment, which is the exploration, development and production of oil, natural gas liquids (“NGLs”) and natural gas. Our current operational activities and consolidated revenues are generated from markets exclusively in the United States, and, as of December 31, 2020, we had no long-lived assets located outside the United States.
Our primary operational focus is on our Eagle Ford position in eleven Texas counties, and our properties in the Eagle Ford are divided into three distinct regions: the Western Eagle Ford (comprised of Dimmit, La Salle and Frio Counties), Central Eagle Ford (comprised of Gonzales, Karnes, Fayette, Wilson, DeWitt and Lavaca Counties) and Eastern Eagle Ford (comprised of Brazos and Robertson Counties). As of December 31, 2020 (Successor), we operated 97% of our Eagle Ford position and approximately 94% of our net acreage was held by production, or HBP. Third-party engineers have identified 240 gross (135 net) horizontal drilling locations on our Eagle Ford acreage.
We currently plan to invest the majority of our 2021 capital budget in the horizontal development of our Eagle Ford properties and have allocated between $45 million and $55 million to acquisition, drilling and completion activities to develop these assets. We have historically grown our Eagle Ford leasehold position through organic leasing activities, farm-ins, acquisitions, and other structures. We believe our management team’s extensive experience and our reputation as an operator in the basin provide us with relationships and contacts that could serve as a platform for expanded opportunities to grow our acreage footprint.
We seek to deploy advanced drilling, completion and production techniques across our unconventional acreage with a goal of minimizing completed well costs and maximizing per-well hydrocarbon recoveries. Increasingly, we utilize 3-D seismic imaging to plan our lateral programs while utilizing log-based petrophysical analysis to optimize our drilling targets within distinct horizons within the Eagle Ford section. We are also frequently drilling laterals in excess of 10,000 feet in an effort to maximize per-well recoveries and economic returns. Further, we are utilizing thru-bit logging in our laterals to design non-geometric completions which allow for the use of diverters while increasing proppant concentrations in an effort to make our fracture stimulations more effective. Additionally, we employ active choke management to optimize pressure drawdowns in an effort to maximize liquid hydrocarbon recoveries.

The following table presents summary data for each of our primary project areas as of December 31, 2020 (Successor):
	Gross Acreage	Net Acreage	Average Working Interest	Identified Drilling Locations(1)(2)		Producing Wells		Average Daily Production BOE/d	Capex 2021	Planned Wells (Gross)(3) 2021
				Gross	Net	Gross	Net
Eagle Ford
Western	16,761	14,770	88%	35	25	65	61	7,348	62%	4
Central	45,998	31,591	69%	168	91	186	138	6,007	38%	6
Eastern	9,770	6,500	67%	37	18	14	9	232	—%	—
Total	72,529	52,861	73%	240	134	265	208	13,587	100%	10
(1)
Potential drilling locations are identified based on analysis of relevant geologic and engineering data. Our total identified drilling locations include 240 gross (134 net) locations that were associated with proved undeveloped reserves, or PUDs, as of December 31, 2020 (Successor). The remaining drilling locations were not associated with proved reserves as of December 31, 2020 (Successor), however, based on our analysis of our drilling results, the drilling results of offset operators and applicable geologic and engineering data, we believe these locations are prospective for development.

(2)
The drilling locations on which we actually drill will depend on the availability of capital, regulatory approval, commodity prices, costs, actual drilling results and other factors. Any drilling activities we are able to conduct on these identified locations may not be successful and may not result in our adding additional proved reserves to our existing reserves. See Risk Factors. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill such locations.

(3)	Planned Wells (Gross) represents our optimal planned drilling results based on our currently budgeted capital expenditures.
The following table presents the number of productive oil and gas wells attributable to the Company’s project areas as of December 31, 2020 (Successor):
	Oil Producing Wells		Gas Producing Wells		Total Producing Wells
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford
Western	51	49	14	13	65	61
Central	166	118	20	19	186	138
Eastern	14	9	—	—	14	9
Total	231	176	34	32	265	208
Our Properties
Our Eagle Ford net production for the year ended December 31, 2020 was 13,587 BOE/d, comprised of 6,713 Bbls/d of oil, 3,142 Bbls/d of NGLs and 22,393 Mcf/d of natural gas, from 265 gross (208 net) producing wells. For the eleven months ended November 30, 2020 (Predecessor), net production was 13,744 BOE/d, comprised of 6,772 Bbls/d of oil, 3,169 Bbls/d of NGLs and 22,816 Mcf/d of natural gas. For the one month ended December 31, 2020 (Successor), net production was 11,896 BOE/d, comprised of 6,075 Bbls/d of oil, 2,851 Bbls/d of NGLs, and 17,817 Mcf/d of natural gas.
In March 2019 (Predecessor), we sold our Pirate assets in Wilson County for $12.3 million, before closing adjustments, to a private third-party. The assets were comprised of 3,400 net undeveloped acres, six producing wells, held seven proved undeveloped locations as of the closing date and were producing approximately 200 BOE/d.
As of December 31, 2020 (Successor), according to our reserve report, our Eagle Ford properties had proved reserves of 79.2 MMBOE, of which 74% was crude oil and NGLs and 37% was proved developed producing, or PDP. The Standardized Measure of our proved reserves as of December 31, 2020 was $330.3 million, and the PV-10(1) of our proved reserves as of December 31, 2020 (Successor) was $366.0 million using SEC pricing, and 61% of such PV-10 was PDP. See Oil and Natural Gas Data below for more information.
(1)
PV-10 is a non-GAAP financial measure and represents the present value of estimated future cash inflows from proved crude oil and natural gas reserves, less future development and production costs, discounted at 10% per annum to reflect timing of future cash inflows using the unweighted arithmetic average of the first-day-of-the-month price for each of the preceding twelve months. PV-10 differs from the Standardized Measure because it does not include the effect of future income taxes. See Oil and Natural Gas Data—PV-10 below for more information and a reconciliation of PV-10 to our Standardized Measure.

Third-party engineers have identified 240 gross (134 net) horizontal drilling locations on our acreage, of which 66% are expected to be drilled using lateral lengths of or greater than 7,000 feet and 31% are expected to be drilled using lateral lengths of or greater than 10,000 feet.
Western Eagle Ford. As of December 31, 2020 (Successor), our Western Eagle Ford region was comprised of 16,761 gross (14,770 net) acres in Dimmit, La Salle and Frio Counties. As of December 31, 2020 (Successor), we operated 100% of this acreage, and approximately 89% of this net acreage was HBP. We plan on allocating 62% of our 2021 capital budget to our Western Eagle Ford acreage.
Central Eagle Ford. Our Central Eagle Ford region, as of December 31, 2020 (Successor), was comprised of 45,998 gross (31,591 net) acres in Gonzales, Karnes, Fayette and Wilson Counties. As of December 31, 2020 (Successor), we operated 90% of this acreage, and approximately 95% of this net acreage was HBP. We plan on allocating 38% of our 2021 capital budget to this area.
Eastern Eagle Ford. Our Eastern Eagle Ford region, as of December 31, 2020 (Successor), was comprised of 9,770 gross (6,500 net) acres in Brazos and Robertson Counties. 100% of this net acreage was HBP, and as of December 31, 2020 (Successor), we operated 97% of this acreage. We do not plan on allocating any of our 2021 capital budget to our Eastern Eagle Ford acreage.
Business Strategies
Our primary business objective is to increase reserves, production and cash flows at attractive rates of return on invested capital. We are focused on exploiting long-lived, unconventional oil, NGLs and natural gas reserves from the Eagle Ford Shale in South Texas. Key elements of our business strategy include:
•
Develop our Eagle Ford leasehold positions. We intend to continue developing our acreage position to maximize the value of our resource potential and generate returns for our stockholders through continuing to utilize best-in-class drilling and completion techniques at the lowest possible costs. Through the conversion of our resource base to developed reserves, we will seek to increase our production and cash flow, thereby increasing the value of our reserves. As of December 31, 2020 (Successor), we were producing from 265 gross (208 net) Eagle Ford wells and we intend to deploy all our capital budget for 2021 on the development of our Eagle Ford acreage.

•
Pursue organic leasing, strategic acquisitions, and other structures to continue to develop and grow our production and leasehold position. We believe that we will be able to continue to identify and acquire additional acreage and producing assets in the Eagle Ford. By leveraging our longstanding relationships in this area, we intend to expand our Eagle Ford Shale acreage. We also intend to continue to find creative ways to fund our continued development while maintaining financial discipline and seeking to maximize returns from our projects. We have successfully used farm-ins and drilling commitments as means of adding prospective Eagle Ford acreage by committing to drilling activity as opposed to deploying capital with lease acquisition costs.

•
Leverage our extensive operational expertise and concentration of our operating areas to reduce costs and enhance returns. We are focused on continuously improving our operating measures. We intend to leverage the magnitude and concentration of our acreage within the Eagle Ford in our operating areas, as well as our experience within our areas of operation to capture economies of scale, including multiple-well pad drilling, and utilizing centralized production and fluid-handling facilities. Our management and operating team has significant industry and operating experience, and it regularly evaluates our operating measures against those of other operators in our area in order to improve our performance and identify additional opportunities to optimize our drilling and completion techniques and make informed decisions about our capital expenditure program and drilling activity.

•
Maintain operational control over our drilling and completion operations. We operate 97% of the Eagle Ford wells in which we have a working interest and intend to maintain a high degree of operational control over substantially all of our producing locations. We believe that continuing to exercise a high degree of control over our acreage position will provide us with flexibility to manage our drilling program and optimize our returns and profitability.

•	Maintain and enhance financial liquidity and flexibility. We intend to execute a capital program which is funded from cash flow from operations while generating meaningful free cash flow which will be primarily dedicated to the repayment of debt. Furthermore, we intend to continue to employ a hedging strategy on our PDP production to achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in oil, NGLs and natural gas prices. We regularly assess the futures markets for opportunities to enter into additional hedging contracts. Generally, we have entered into additional hedges when we believe that they are additive to our borrowing base and/or lock-in rates of return which exceed our hurdle rates. Further, we have strived to enter into unique and strategically-effective arrangements to reduce our outstanding indebtedness and improve our financial liquidity. We intend to continue to seek out such opportunities to improve our balance sheet and financial flexibility.
Our Competitive Strengths
We possess a number of competitive strengths that we believe will allow us to successfully execute our business strategies.
•
Geographic focus in one of North America’s leading unconventional oil plays. We have assembled a leasehold position of 52,861 net acres in the Eagle Ford as of December 31, 2020 (Successor). Our production has access to expansive pipeline transportation infrastructure which allows us to sell our crude oil, NGL’s and natural gas into markets garnering superior pricing. Furthermore, we benefit from readily available energy services. These advantages, combined with a prolific hydrocarbon resource, generates one of the higher rates of return among such formations in North America. In addition to leveraging our technical expertise in our project areas, our geographically-concentrated acreage position allows us to establish economies of scale with respect to drilling, production, operating and administrative costs. Based on our drilling and production results and well-established offset operator activity in and around our project areas, we believe there are relatively low geologic risks and ample repeatable drilling opportunities across our core operating areas in the Eagle Ford where we have devoted all of our 2021 drilling capital budget.

•
Experienced management team. Our top eight executives average over 30 years of industry experience. We have assembled what we believe to be a strong technical staff of geoscientists, field operations managers and engineers with significant experience drilling horizontal wells including fracture stimulation of unconventional formations, which has resulted in reserve and production growth. In addition, our management team has extensive expertise and operational experience in the oil and natural gas industry with a proven track record of successfully negotiating, executing and integrating acquisitions. Members of our management team have previously held positions with major and large independent oil and natural gas companies.

•
Demonstrated ability to increase acreage position and drive growth of oil production and reserves. We have increased our Eagle Ford net acreage by over fourteen times, from 3,710 net acres in 2011 (Predecessor) to 52,861 net acres as of December 31, 2020 (Successor). We placed 10 gross (8.4 net) and 17 gross (15.7 net) Eagle Ford wells onstream during 2020 and 2019, respectively. We had a total of 265 gross (208 net) producing wells in the Eagle Ford, as of December 31, 2020 (Successor). Our average total production for 2020 was 13,587 BOE/d, all of which was from the Eagle Ford. We believe the location and concentration of our project areas within the Eagle Ford provide us an opportunity to continue to increase production, lower costs and further delineate our proved reserves.

•
Demonstrated ability to adapt and employ leading drilling and completion techniques. We are focused on enhancing our drilling, completion and production techniques to maximize recovery of hydrocarbons. Industry techniques, with respect to drilling and completion, have significantly evolved over the past several years, resulting in increased initial production rates and recoverable hydrocarbons per well through the implementation of longer laterals and more tightly-spaced fracture stimulation stages. We continuously evaluate industry results and methods and monitor the results of other operators to improve our operating practices, and we expect that our drilling and completion techniques will continue to improve and evolve. We have demonstrated a track record of innovation and operational improvement in the past through our partnership with Schlumberger, the Geo-Engineered Completion Alliance (“GECA”). This Alliance utilized a variety of technologies intended to focus our wells in precise, optimal intervals of the Eagle Ford and utilize analysis of advanced logs run through the laterals to assist in the design of non-geometric fracture stimulation stages, which in combination with diverters, were intended to stimulate a greater percentage of the lateral on a cost-effective basis. We continue to use these technologies which can be provided by several energy service companies.
•
Multi-year drilling inventory in existing and emerging resource plays. Third-party engineers have identified 240 gross (134 net) horizontal drilling locations on our Eagle Ford acreage. As of December 31, 2020 (Successor), these identified drilling locations included 117 gross (109 net) locations to which we have assigned proved undeveloped reserves. We believe our acreage is prospective for additional locations and plan to continue evaluating this acreage and monitoring industry activity in order to maximize our efficiency in developing this acreage. Furthermore, we are evaluating our acreage to identify and develop additional locations across our portfolio as we evaluate down-spacing in the Eagle Ford and accessing other stratigraphic horizons that lie above and below the Eagle Ford, such as the Austin Chalk, Buda, Georgetown, Woodbine and Wilcox formations. We believe our multi-year drilling inventory and exploration portfolio will help provide near-term growth in our production and reserves and highlight the long-term resource potential across our asset base.

•
Low lease operating expenses. Our vigilant attention to costs combined with the geographic concentration of our assets allows us to operate our Eagle Ford acreage at low cash operating costs. For the year eleven months ended November 30, 2020 (Predecessor) and month ended December 31, 2020 (Successor), our total field operating expenses (including lease operating' gas gathering, processing and transportation; production taxes and ad valorem taxes) totaled $6.90 and $7.19 per BOE, respectively, in our project areas.

•
Hedging position. As of March 29, 2021 (Successor), we had oil derivative contracts in place for 2021 covering approximately 5,255 Bbls/d at an average price of $45.17 per Bbl. In addition, we currently have oil derivative contracts in place for 2022 consisting of 3,062 Bbls/d at an average price of $47.03 per Bbl. As of March 29, 2021 (Successor), we also had derivative contracts to hedge our 2021 natural gas production covering 13,251 MMBtu/d at a weighted average price of $3.02 per MMBtu. In addition, we currently have natural gas derivative contracts in place for 2022 consisting of 6,233 MMBtu/d at a weighted average price of $2.77 per MMBtu. We believe that these hedges help mitigate our exposure to oil and natural gas price volatility.

Oil and Natural Gas Data
Estimated Proved Reserves
The following table presents estimated net proved oil, NGLs and natural gas reserves attributable to our properties and the Standardized Measure amounts associated with the estimated proved reserves attributable to our properties as of December 31, 2020 (Successor) and 2019 (Predecessor). We employ a technical staff of engineers and geoscientists that perform technical analysis of each producing well and undeveloped location. The staff uses industry-accepted practices to estimate, with reasonable certainty, the economically producible oil and gas reserves. The practices for estimating hydrocarbons-in-place include, but are not limited to, mapping, seismic interpretation, core analysis, log analysis, mechanical properties of formations, thermal maturity, well testing and flowing bottom-hole pressure analysis. We employ an independent petroleum engineer to estimate 100% of our proved reserves. The data below is based on our reserve report prepared by W.D. Von Gonten & Co. The Standardized Measure and PV-10 amounts shown in the table are not intended to represent the current market value of our estimated oil and natural gas reserves.
	Successor	Predecessor
	December 31, 2020	December 31, 2019
Estimated Proved Reserves(1)
Oil (MBbls)	39,054	49,808
NGLs (MBbls)	19,495	24,862
Natural Gas (MMcf)	124,050	155,871
Total Estimated Proved Reserves (MBOE)(2)	79,224	100,648
Estimated Proved Developed Reserves
Oil (MBbls)	14,489	15,945
NGLs (MBbls)	7,350	8,300
Natural Gas (MMcf)	47,087	52,605
Total Estimated Proved Developed Reserves (MBOE)(2)	29,686	33,012
Estimated Proved Undeveloped Reserves
Oil (MBbls)	24,565	33,863
NGLs (MBbls)	12,145	16,562
Natural Gas (MMcf)	76,963	103,266
Total Estimated Proved Undeveloped Reserves (MBOE)(2)	49,538	67,636
Standardized Measure (millions)(3)	$330.3	$738.8
PV-10 (millions)(4)	$366.0	$834.2
Oil and Gas Prices Used(1) :
Oil — NYMEX-WTI per Bbl	$39.57	$55.69
Natural Gas — NYMEX-Henry Hub per MMBtu	1.99	2.58
(1)
Our estimated net proved reserves and related Standardized Measure were determined using index prices for crude oil and natural gas, without giving effect to commodity derivative contracts, held constant throughout the life of our properties. The prices are based on the average prices during the 12-month period prior to the ending date of the period covered, determined as the unweighted arithmetic average of the prices in effect on the first day of the month for each month within such period, unless prices were defined by contractual arrangements, before they are adjusted, by lease, for quality, transportation fees, geographical differentials, marketing bonuses or deductions and other factors affecting the price realized at the wellhead. NGL pricing used was approximately 27% of corresponding crude oil prices.

(2)
One BOE is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an industry-standard approximate energy equivalency. This is a physical correlation and does not reflect a value or price relationship between the commodities.

(3)	Standardized Measure is calculated in accordance with Accounting Standards Codification (“ASC”) Topic 932, Extractive Activities — Oil and Gas.
(4)
PV-10 is a non-GAAP financial measure and represents the present value of estimated future cash inflows from proved crude oil and natural gas reserves, less future development and production costs, discounted at 10% per annum to reflect timing of future cash inflows and using the unweighted arithmetic average of the first-day-of-the-month price for each of the preceding twelve months (or constantly flat using the base commodity prices given for the flat pricing case). PV-10 differs from the Standardized Measure because it does not include the effect of future income taxes. See below for a reconciliation of Standardized Measure to our PV-10.

The data in the table above represent estimates only. Oil, NGLs and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil, NGLs and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil, NGLs and natural gas that are ultimately recovered.

Future prices realized for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The Standardized Measure amounts shown above should not be construed as the current market value of our estimated oil, NGLs and natural gas reserves. The 10% discount factor used to calculate Standardized Measure, which is required by Financial Accounting Standards Board pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.
PV-10
Certain of our oil and natural gas reserve disclosures included in this Annual Report on Form 10-K are presented on a PV-10 basis. PV-10 is the estimated present value of the future cash flows, less future development and production costs from our proved reserves before income taxes, discounted using a 10% discount rate. PV-10 is considered a non-GAAP financial measure because it does not include the effects of future income taxes, as is required in computing the Standardized Measure. We believe that the presentation of a pre-tax PV-10 value provides relevant and useful information because it is widely used by investors and analysts as a basis for comparing the relative size and value of our proved reserves to other oil and gas companies. Because many factors that are unique to each individual company may impact the amount and timing of future income taxes, the use of a pre-tax PV-10 value provides greater comparability when evaluating oil and gas companies. The PV-10 value is not a measure of financial or operating performance under U.S. GAAP, nor is it intended to represent the current market value of proved oil and gas reserves. The definition of PV-10 value, as defined above, may differ significantly from the definitions used by other companies to compute similar measures. As a result, the PV-10 value, as defined, may not be comparable to similar measures provided by other companies.
The following table provides a reconciliation of the Standardized Measure to PV-10:
	Successor	Predecessor
In millions	December 31, 2020	December 31, 2019
Standardized measure of discounted future net cash flows (GAAP measure)	$330.3	$738.8
Discounted estimated future income taxes	35.7	95.4
PV-10 (Non-GAAP measure)	$366.0	$834.2
Reconciliation of Proved Reserves
Our proved developed oil and natural gas reserves decreased from 33.0 MMBOE at December 31, 2019 (Predecessor), to 29.7 MMBOE at December 31, 2020 (Successor), primarily due production and revisions to prior estimates partially offset by the conversion of proved undeveloped to proved developed through our drilling program, which brought 10 gross wells online during 2020 and added 3.9 MMBOE of proved reserves. Our proved developed oil and natural gas reserves experienced negative revisions of 2.1 MMBOE primarily due to reductions caused by lower SEC pricing.
Proved Developed Reserves (MBOE)
As of December 31, 2019 (Predecessor)	33,012
Extensions and discoveries	—
Conversion of proved undeveloped to proved developed	3,872
Sales of minerals in place	(134)
Revisions of prior estimates	(2,091)
Production	(4,973)
As of December 31, 2020 (Successor)	29,686
Development of Proved Undeveloped Reserves
At December 31, 2020 (Successor), our proved undeveloped reserves were approximately 49.5 MMBOE, an decrease of approximately 18.1 MMBOE from our December 31, 2019 (Predecessor) estimated proved undeveloped reserves of approximately 67.6 MMBOE. In 2020, we added proved undeveloped reserves of 6.0 MMBOE as a result of drilling and completion activities, approximately 3.9 MMBOE of proved undeveloped reserves were converted to proved developed reserves as a result of drilling and completion activities during the year and 19.2 MMBOE of reserves were removed from our proved undeveloped reserves as a result of revisions in estimates from 2019. Revisions of previous estimates were primarily cause by the reclassification of wells due to the decrease in SEC pricing.
All PUD drilling locations are scheduled to be drilled prior to the end of 2025. The timing of our development schedule correlates with the projected increase in our production and the anticipated resulting free cash flow over the next five years.
Proved Undeveloped Reserves (MBOE)
As of December 31, 2019 (Predecessor)	67,636
Extensions and Discoveries	6,016
Conversion of proved undeveloped to proved developed	(3,872)
Sales of minerals in place	(1,076)
Revisions to prior estimates	(19,166)
As of December 31, 2020 (Successor)	49,538
Qualifications of Responsible Technical Persons
Internal Company Person. Thomas H. Olle, our Vice President-Reservoir Engineering, is the technical person primarily responsible for overseeing the preparation of our reserve estimates. Mr. Olle is also responsible for our interactions with and oversight of our independent third-party reserve engineers. Mr. Olle has more than 40 years of industry experience, with expertise in reservoir management and project development across a broad range of reservoir types. Mr. Olle previously held senior positions at Encore Acquisition Corp. and Burlington Resources. He holds a Bachelor of Science degree in Mechanical Engineering with Highest Honors from the University of Texas at Austin and is a member of the Society of Petroleum Engineers.
Independent Reserve Engineers. W.D. Von Gonten & Co. is an independent petroleum engineering and geological services firm. No director, officer or key employee of W.D. Von Gonten & Co. has any financial ownership in Lonestar. W.D. Von Gonten & Co.’s compensation for the required investigations and preparation of its report is not contingent upon the results obtained and reported, and W.D. Von Gonten & Co. has not performed other work for us or our affiliates that would affect its objectivity. The engineering information presented in W.D. Von Gonten & Co.’s reports was overseen by William D. Von Gonten, Jr., P.E. Mr. Von Gonten is an experienced reservoir engineer having been a practicing petroleum engineer since 1990. He has a Bachelor of Science degree in Petroleum Engineering from Texas A&M University and is a licensed Professional Engineer in the State of Texas.
Technology Used To Establish Proved Reserves
Our independent reserve engineers follow SEC rules and definitions in preparing their reserve estimates. Under SEC rules, proved reserves are those quantities of oil and natural gas that by analysis of geological, geochemical and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.
To establish reasonable certainty with respect to our estimated proved reserves, our independent reserve engineers employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our reserves include electrical logs, radioactivity logs, core analysis, geologic maps and available down-hole and production data, seismic data and well-test data. Reserves attributable to producing wells with sufficient production history were estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing wells with limited production history and undeveloped locations were estimated using performance from analogous wells in the surrounding area and geologic data to assess the reservoir continuity. These wells were considered to be analogous based on production performance from the same formation and completion using similar techniques.
Internal Controls Over Reserves Estimation Process
Our estimated reserves at December 31, 2020 (Successor) and 2019 (Predecessor) were prepared by W.D. Von Gonten & Co., independent reserve engineers. We expect to continue to have our reserve estimates prepared annually by our independent reserve engineers. Our internal professional staff works closely with W.D. Von Gonten & Co. to ensure the integrity, accuracy and timeliness of data that is furnished to them for their reserve estimation process. All of the production, expense and well-ownership information, maintained in our reserve engineering database, is provided to our independent engineers. In addition, we provide such engineers other pertinent data, such as seismic information, geologic maps, well logs, production tests, material balance calculations, well performance data, operating procedures, pricing differentials and relevant economic criteria, including lease operating statements. We make all requested information, as well as our pertinent personnel, available to our independent engineers in connection with their evaluation of our reserves. Year-end reserve estimates are reviewed by our Vice President-Reservoir Engineering, Chief Operating Officer, Chief Executive Officer and other senior management, and revisions are communicated to our board of directors.
Oil and Natural Gas Production Prices and Costs
Production, Revenues and Price History
The following table sets forth information regarding net production of oil, NGLs and natural gas and certain price and cost information attributable to our properties:
	Successor	Predecessor
	Month ended December 31, 2020	Eleven Months ended November 30, 2020	Year ended December 31, 2019
Production
Oil (Bbls/day):
Western	2,678	2,559	2,840
Central	3,302	4,073	4,362
Eastern	94	140	173
Total Eagle Ford	6,075	6,772	7,375
NGLs (Bbls/day)
Western	2,107	2,145	2,349
Central	718	969	1,330
Eastern	26	55	70
Total Eagle Ford	2,851	3,169	3,749
Natural Gas (Mcf/day)
Western	13,088	16,077	15,465
Central	4,612	6,468	8,577
Eastern	117	271	333
Total Eagle Ford	17,817	22,816	24,375
Average daily production (BOE/d)	11,896	13,744	15,187
Average realized prices
Oil ($/Bbl)	$43.08	$35.37	$58.64
NGLs ($/Bbl)	12.25	9.40	11.45
Natural Gas ($/Mcf)	3.09	1.98	2.43
Operating expenses per BOE
Lease operating	$3.85	$4.44	$5.76
Gas gathering, processing and transportation	1.25	1.34	0.84
Production and ad valorem taxes	1.81	1.41	2.01
Depreciation, depletion and amortization	5.68	15.23	15.99

Drilling Activity
The following table sets forth our operated and non-operated drilling activity for the years ended December 31, 2020 and 2019. As of December 31, 2020, we had three wells that were drilled but uncompleted:
	Year ended December 31,
	2020		2019
	Gross	Net	Gross	Net
Development Wells:
Productive	7.0	5.4	14.0	13.2
Dry	—	—	—	—
Exploratory Wells:
Productive	3.0	3.0	3.0	2.5
Dry	—	—	—	—
Total Wells:
Productive	10.0	8.4	17.0	15.7
Dry	—	—	—	—
Oil and Gas Acreage
The following table sets forth our acreage position in the Eagle Ford at December 31, 2020 (Successor):
	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Western region	7,244	6,726	9,516	8,044	16,760	14,770
Central region	16,474	11,913	29,525	19,678	45,999	31,591
Eastern region	2,185	1,429	7,585	5,071	9,770	6,500
Total	25,903	20,068	46,626	32,793	72,529	52,861
The percentage of our net undeveloped acreage that is subject to expiration over the next three years, if not renewed, is approximately 2% (528 acres) in 2021, 4% (1,216 acres) in 2022 and 5% (1,559 acres) in 2023.
General
We operate 97% of the Eagle Ford wells in which we have a working interest and intend to maintain a high degree of operational control over substantially all of our producing locations. As operator, we design and manage the development of a well and supervise operation and maintenance activities on a day-to-day basis. Independent contractors, engaged by us, provide all of the equipment and personnel associated with these activities. We employ petroleum engineers, geologists and land professionals who work to improve production rates, increase reserves and lower the cost of operating our oil and natural gas properties.
Marketing and Customers
Oil and natural gas sales are made on a day-to-day basis or under short-term contracts at the current area market price. We would not expect the loss of any single purchaser to have a material adverse effect upon our operations; however, the loss of a large single purchaser could potentially reduce the competition for our oil and natural gas production, which in turn could negatively impact the prices we receive. For the month ended December 31, 2020 (Successor), three purchasers accounted for 10% or more of our oil and natural gas revenues: Ace Gathering Inc. (31%), Texla Energy Management Inc. (24%) and Enterprise Crude Oil, LLC (24%), and for the eleven months ended November 30, 2020 (Predecessor), five purchasers accounted for 10% or more of our oil and natural gas revenues: Enterprise Crude Oil, LLC (23%), Texla Energy Management Inc. (22%), Ace Gathering Inc. (21%), NGL Crude Logistics, LLC (14%) and Shell Trading Company (US) Company (10%). For the year ended December 31, 2019 (Predecessor), six purchasers accounted for 10% or more of our oil and natural gas revenues: Shell Trading (US) Company (23%), Texla Energy Management (17%), Enterprise Crude Oil LLC (16%), Ace Gathering, Inc. (14%), GulfMark Energy, Inc. (13%) and NGL Crude Logistics LLC (10%).
Our ability to market oil and natural gas depends on many factors beyond our control, including the extent of domestic production and imports of oil and natural gas, available oil storage at Cushing, Oklahoma, and other inventory hubs, the proximity of our oil and natural gas production to pipelines and corresponding markets, the available capacity in such pipelines, the demand for oil and natural gas, the effects of weather, and the effects of state and federal regulation. There is no assurance that we will always be able to market all of our production or obtain favorable prices.
Transportation
During the initial development of our fields, we consider all gathering and delivery infrastructure options in the area of our production. Our oil is transported from the wellhead to our tank batteries by our gathering systems. The oil is then transported by the purchaser by truck to a tank farm or by pipeline. Our natural gas is generally transported from the wellhead to the purchaser’s pipeline interconnection point through our gathering system.
Competition
We operate in a highly competitive environment for leasing and acquiring properties and in securing trained personnel. Our competitors include major and independent oil and natural gas companies that operate in our project areas. These competitors include, but are not limited to, Chesapeake Energy Corporation, EP Energy Corporation, EOG Resources, Inc., Magnolia Oil & Gas Corporation, Marathon Oil Corporation, SilverBow Resources, Inc. Penn Virginia Corporation and Sundance Energy, Inc. Many of our competitors have substantially greater financial, technical and personnel resources than we do, which can be particularly important in the areas in which we operate. As a result, our competitors may be able to pay more for productive crude oil and natural gas properties and exploratory prospects, as well as evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional properties and to find and develop reserves will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. We are also affected by the competition for and the availability of equipment, including drilling rigs and completion equipment. We are unable to predict when, or if, shortages of such equipment may occur or how they would affect our development and exploitation programs.
Seasonality of Business
Generally, but not always, the demand for natural gas decreases during the summer months and increases during the winter months, resulting in seasonal fluctuations in the price we receive for our natural gas production. Seasonal anomalies such as mild winters or hot summers sometimes lessen this fluctuation.
Title to Properties
Prior to completing an acquisition of producing oil and natural gas properties, we perform title reviews on significant leases, and depending on the materiality of properties, we may obtain an additional title opinion or conduct a review to ensure all title is current relative to previously obtained title opinions. As a result, title examinations have been obtained on a significant portion of our properties. After an acquisition, we review the assignments from the seller for scrivener’s and other errors and execute and record corrective assignments as necessary.
We typically conduct title review of all acquired properties, regardless of whether they have proved reserves. Prior to the commencement of drilling operations on any property, we update our title examination and perform curative work with respect to significant defects or customary assignments, if any. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not commence drilling operations on a property until we have cured any material title defects on such property.
We believe that we have satisfactory title to all of our material assets. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or materially interfere with our use of these properties in the operation of our business. In addition, we believe that we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects.
Oil and Natural Gas Leases
The typical oil and natural gas lease agreement covering our properties provides for the payment of royalties to the mineral owner for all oil and natural gas produced from any well drilled on the leased premises. The lessor royalties and other leasehold burdens on our properties predominately range from 20.0% to 25.0% resulting in a net revenue interest to us ranging from 75.0% to 80.0%.
Regulation of the Oil and Natural Gas Industry
Our operations are substantially affected by federal, state and local laws and regulations. In particular, crude oil and natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we own or operate properties for crude oil and natural gas production have statutory provisions regulating the exploration for and production of crude oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include regulation of the size of drilling and spacing units or proration units, the number of wells that may be drilled in an area, and the unitization or pooling of crude oil and natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas and that impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.
The regulatory burden on the industry increases the cost of doing business and affects profitability. Failure to comply with applicable laws and regulations can result in substantial penalties. Furthermore, such laws and regulations are frequently amended or reinterpreted, and new proposals that affect the crude oil and natural gas industry are regularly considered by Congress, the states, the Federal Energy Regulatory Commission (“FERC”) and the courts. We believe that we are in substantial compliance with all applicable laws and regulations and that our continued substantial compliance with existing requirements will not have a material adverse effect on our financial position, cash flows or results of operations. Nor are we currently aware of any specific pending legislation or regulation that is reasonably likely to be enacted, or for which we cannot predict the likelihood of enactment, and that is reasonably likely to have a material effect on our financial position, cash flows or results of operations.
Regulation of Sales and Transportation of Oil
Our sales of oil are affected by the availability, terms and cost of transportation. Interstate transportation of oil by pipeline is regulated by FERC pursuant to the Interstate Commerce Act of 1887 (“ICA”), the Energy Policy Act of 1992 (“EPAct”), and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including interstate pipelines that transport oil and refined products (collectively referred to as “petroleum pipelines”), be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC. The EPAct deemed certain interstate petroleum pipeline rates then in effect to be just and reasonable under the ICA, which are commonly referred to as “grandfathered rates.” Pursuant to the EPAct, FERC also adopted a generally applicable rate-making methodology, which, as currently in effect, allows petroleum pipelines to change their rates provided they do not exceed prescribed ceiling levels that are tied to changes in the Producer Price Index for Finished Goods (“PPI”), plus 1.3%. For the five-year period beginning July 1, 2016, the index is PPI plus 1.23%. In December 2020, FERC issued an order establishing an index level of PPI plus 0.78% for the five-year period commencing July 1, 2021.
FERC has also established cost-of-service rates, market-based rates and settlement rates as alternatives to the indexing approach. A pipeline may file rates based on its cost of service if there is a substantial divergence between its actual costs of providing service and the rate resulting from application of the index. A pipeline may charge market-based rates if it establishes that it lacks significant market power in the affected markets. Further, a pipeline may establish rates through settlement with all current non-affiliated shippers.

Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates vary from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors that are similarly situated.
Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all similarly situated shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines’ published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our similarly situated competitors.
Regulation of Transportation and Sales of Natural Gas
Historically, the transportation and sale for resale of natural gas in interstate commerce has been regulated by FERC under the Natural Gas Act of 1938 (“NGA”), the Natural Gas Policy Act of 1978 (“NGPA”) and regulations issued under those statutes. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at market prices, Congress could re-enact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the NGPA and culminated in the adoption of the Natural Gas Wellhead Decontrol Act, which removed all price controls affecting wellhead sales of natural gas effective January 1, 1993.
FERC regulates interstate natural gas transportation rates and terms and conditions of service, which affect the marketing of natural gas that we produce as well as the revenues we receive for sales of our natural gas. Since 1985, FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Beginning in 1992, FERC issued a series of orders, beginning with Order No. 636, to implement its open access policies. As a result, the interstate pipelines’ traditional role of providing the sale and transportation of natural gas as a single service has been eliminated and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others that buy and sell natural gas. Although FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.
In 2000, FERC issued Order No. 637 and subsequent orders, which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 revised FERC’s pricing policy by waiving price ceilings for short-term released capacity for a two-year experimental period and effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, penalties, rights of first refusal and information reporting.
Gathering services, which occur upstream of jurisdictional transmission services, are regulated by the states onshore and in state waters. Although FERC has set forth a general test for determining whether facilities perform a non-jurisdictional gathering function or a jurisdictional transmission function, FERC’s determination as to the classification of facilities is done on a case-by-case basis. To the extent that FERC issues an order that reclassifies transmission facilities as gathering facilities, our costs of getting gas to point of sale locations may increase. State regulation of natural gas gathering facilities generally includes various safety, environmental and, in some circumstances, non-discriminatory take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.
Intrastate natural gas transportation and facilities are also subject to regulation by state regulatory agencies, and certain transportation services provided by intrastate pipelines are also regulated by FERC. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services vary from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.
Regulation of Environmental and Occupational Safety and Health Matters
Our exploration, development, production and processing operations are subject to various federal, state and local laws and regulations relating to health and safety, the discharge of materials into the environment and environmental protection. These laws and regulations may, among other things: require the acquisition of permits to conduct exploration, drilling and production operations; govern the amounts and types of substances that may be released into the environment in connection with oil and natural gas drilling and production; restrict the way we handle or dispose of our wastes; limit or prohibit construction or drilling activities in sensitive areas, such as wetlands, wilderness areas, or areas inhabited by endangered or threatened species; require investigatory and remedial actions to mitigate pollution conditions caused by our operations or attributable to former operations; and impose obligations to reclaim and abandon well sites and pits. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas.
These laws and regulations may also restrict the rate of crude oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the crude oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. In addition, Congress and federal and state agencies frequently revise environmental, health and safety laws and regulations, and any changes that result in more stringent and costly emissions control, waste handling, disposal, clean-up and remediation requirements for the crude oil and gas industry could have a significant impact on our operating costs.
Uncertainty about the future course of regulation exists because of the recent change in U.S. presidential administrations. In January 2021, the current administration issued an executive order directing all federal agencies to review and take action to address any federal regulations, orders, guidance documents, policies and any similar agency actions promulgated during the prior administration that may be inconsistent with the current administration’s policies. As a result, it is unclear the degree to which certain recent regulatory developments may be modified or rescinded. The executive order also established an Interagency Working Group on the Social Cost of Greenhouse Gases (“Working Group”), which is called on to, among other things, develop methodologies for calculating the “social cost of carbon,” “social cost of nitrous oxide” and “social cost of methane.” Final recommendations from the Working Group are due no later than January 2022. Further regulation of air emissions, as well as uncertainty regarding the future course of regulation, could eventually reduce the demand for oil and natural gas. Also in January 2021, the current administration issued an executive order focused on addressing climate change (the 2021 Climate Change Executive Order). Among other things, the 2021 Climate Change Executive Order directed the Secretary of the Interior to pause new oil and natural gas leasing on public lands or in offshore waters pending completion of a comprehensive review of the federal permitting and leasing practices, consider whether to adjust royalties associated with coal, oil, and gas resources extracted from public lands and offshore waters, or take other appropriate action, to account for corresponding climate costs. The 2021 Climate Change Executive Order also directs the federal government to identify “fossil fuel subsidies” to take steps to ensure that, to the extent consistent with applicable law, federal funding is not directly subsidizing fossil fuels. Legal challenges to the suspension have already been filed and are currently pending.
The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations or re-interpretations of enforcement policies that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position in the future. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third party claims for damage to property, natural resources or persons. We maintain insurance against costs of clean-up operations, but we are not fully insured against all such risks. While we believe that we are in substantial compliance with existing environmental laws and regulations and that current requirements would not have a material adverse effect on our financial condition or results of operations, there is no assurance that this will continue in the future.

The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance in the future may have a material adverse effect on our capital expenditures, results of operations or financial position.
Hazardous Substances and Waste Handling
The federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the Superfund law, and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. CERCLA exempts “petroleum, including oil or any fraction thereof” from the definition of “hazardous substance” unless specifically listed or designated under CERCLA. While the EPA interprets CERCLA to exclude oil and fractions of oil, hazardous substances that are added to petroleum or that increase in concentration as a result of contamination of the petroleum during use are not considered part of the petroleum and are regulated under CERCLA as a hazardous substance.
Potentially responsible parties under CERCLA include current and prior owners or operators of the site where the release occurred and entities that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these “potentially responsible parties” may be subject to strict, joint and several liabilities for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances.
We also generate solid and hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act, as amended (“RCRA”), and comparable state statutes. The RCRA imposes requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. In the course of our operations we generate petroleum hydrocarbon wastes and ordinary industrial wastes that may be regulated as hazardous wastes. The RCRA regulations specifically exclude from the definition of hazardous waste drilling fluids, produced waters and other wastes associated with the exploration, development or production of oil, natural gas or geothermal energy. Following the filing of a lawsuit in the U.S. District Court for the District of Columbia in May 2016 by several non-governmental environmental groups against the EPA for the agency’s failure to timely assess its RCRA Subtitle D criteria regulations for oil and gas wastes, the EPA and the environmental groups entered into an agreement that was finalized in a consent decree issued by the District Court on December 28, 2016. Under the decree, the EPA was required to propose no later than March 15, 2019, a rulemaking for revision of certain Subtitle D criteria regulations pertaining to oil and gas wastes or sign a determination that revision of the regulations is not necessary. After undertaking its review, the EPA signed a determination in 2019 concluding that it does not need to regulate oil and gas exploration and production wastes, and specifically “drilling fluids, produced waters, and other wastes associated with the exploration, development or production of oil, gas or geothermal energy,” because the states are adequately regulating such wastes under the Subtitle D provisions of the RCRA. However, a loss of the RCRA exclusion for drilling fluids, produced waters and related wastes in the future could result in an increase in our costs and drilling operations to manage and dispose of generated wastes and a corresponding decrease in their drilling operations, which developments could have a material adverse effect on our business. In addition, legislation has been proposed in Congress from time to time that would reclassify certain natural gas and oil exploration and production wastes as “hazardous wastes,” which would make the reclassified wastes subject to much more stringent handling, disposal and cleanup requirements. No such effort has been successful to date.
We currently own or lease, and have in the past owned or leased, properties that have been used for numerous years to explore and produce crude oil and natural gas. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons and wastes may have been disposed of or released on or under the properties owned or leased by us or on or under the other locations where these hydrocarbons and wastes have been taken for treatment or disposal. In addition, certain of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons and wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including groundwater contaminated by prior owners or operators) and to perform remedial operations to prevent future contamination.
Water Discharges
The Federal Water Pollution Control Act, as amended, or the Clean Water Act (“CWA”), and analogous state laws impose restrictions and controls regarding the discharge of pollutants into waters of the United States. Pursuant to the CWA and analogous state laws, permits must be obtained to discharge pollutants into state waters or waters of the United States. Any such discharge of pollutants into regulated waters must be performed in accordance with the terms of the permits issued by the EPA or analogous state agencies. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by an appropriately issued permit. Spill prevention, control and countermeasure requirements under federal law require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Currently, storm water discharges from crude oil and natural gas exploration, production, processing or treatment operations, or transmission facilities are exempt from regulation under the CWA.
In May 2015, the EPA issued final rules attempting to clarify the federal jurisdictional reach over “waters of the United States” (the “WOTUS Rule”). In November 2017, the EPA and the Army Corps of Engineers issued a notice to rescind the WOTUS Rule and re-codify the regulatory text that existed prior to 2015 defining “water of the United States.” The EPA and the Army Corps of Engineers formally repealed the rule in September 2019. In January 2020, the Trump administration published a final replacement rule, called the Navigable Waters Protection Rule, that purports to expressly define which categories or water may be federally regulated under the CWA. A federal district court issued a preliminary injunction preventing the Navigable Waters Protection Rule from taking effect in Colorado, but the rule is otherwise effective in every other state. The rule is currently under review by the administration, and additional litigation and administrative proceedings are expected in the future. In addition, in April 2020, the U.S. Supreme Court issued a decision finding that point source discharges to navigable waters through groundwater are subject to regulation under the Clean Water Act. The U.S. Supreme Court specifically held that the Clean Water Act requires a permit if the addition of the pollutants through groundwater is the “functional equivalent” of a direct discharge from the point source into navigable waters. As such, uncertainty remains with respect to the scope of the federal government’s jurisdiction under the CWA. Federal and state regulatory agencies can impose administrative, civil and criminal penalties, as well as other enforcement mechanisms for noncompliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.
Air Emissions
The Clean Air Act, as amended (“CAA”), and comparable state laws and regulations restrict the emission of air pollutants from many sources, including oil and natural gas operations, and impose various monitoring and reporting requirements. These laws and regulations may require us to obtain preapproval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and comply with stringent air permit requirements, or utilize specific equipment or technologies to control emissions. Obtaining permits has the potential to delay the development of oil and natural gas projects. We may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions. For example, the EPA also issued CAA regulations relevant to hydraulic fracturing in 2012, including a new source performance standard for volatile organic chemicals (“VOCs”) and sulfur dioxide (“SO2”) emissions with expanded applicability to natural gas operations, as well as a new air toxics standard. These rules create significant new technology requirements for controlling wellhead emissions from our operations. The EPA has made several changes to these rules in response to industry and environmental group legal challenges and administrative petitions, including, most recently, a decision to include a specific performance standard for methane in the rules (discussed further below). In general, there is increasing interest in and focus on regulation of methane emissions from oil and natural gas operations, and hydraulic fracturing operations in particular, under the CAA.
In June 2016, the EPA published final rules establishing new air emission controls for methane emissions from certain new, modified or reconstructed equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities. The EPA’s final rules include the NSPS at Subpart OOOOa to limit methane emissions from equipment and processes across the oil and natural gas source category. The rules also extend limitations on VOC emissions to sources that were unregulated under the previous NSPS at Subpart OOOO. Affected methane and VOC sources include hydraulically fractured (or re-fractured) oil and natural gas well completions, fugitive emissions from well sites and compressors, and pneumatic pumps. In September 2018, the EPA proposed further amendments that would reduce the 2016 Subpart OOOOa standards’ fugitive emissions monitoring requirements and expand exceptions to controlling methane emissions from pneumatic pumps, among other changes. Various industry and environmental groups have separately challenged both the original 2016 Subpart OOOOa standards and the EPA’s attempts to delay the implementation of the rule. In May 2016, the EPA also announced its intention to impose methane emission standards for existing sources, and in February 2018, new standards for methane emission from oil and gas wells were proposed by the Trump Administration. In September 2020, the EPA finalized amendments to the NSPS that removed the transmission and storage segments from the oil and natural gas source category and rescinded the methane-specific requirements for production and processing facilities. However, as discussed above, the current administration issued an executive order in January 2021 that called on the EPA to, among other things, consider a proposed rule suspending, revising or rescinding the deregulatory amendments by September 2021. As a result, we cannot predict the scope of any final methane regulatory requirements or the costs of complying with such requirements. The EPA also finalized separate rules under the CAA in June 2016 regarding criteria for aggregating multiple sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities (such as tank batteries and compressor stations), on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting requirements, which in turn could result in operational delays or require us to install costly pollution control equipment. In addition, in October 2015, the EPA issued a final rule under the CAA, lowering the NAAQS for ground-level ozone from the current standard of 75 ppb for the current 8-hour primary and secondary ozone standards to 70 ppb for both standards. The final rule became effective on December 28, 2015 and was challenged in courts. The D.C. Circuit struck down parts of the rule in February 2018. In April 2018 and July 2018, the EPA issued area designations for all areas not addressed in the previous rule. States with moderate or high nonattainment areas must submit state implementation plans to EPA by October 2021. States are expected to implement more stringent permitting and pollution control requirements as a result of the final rule, which could apply to our operations.
We cannot predict future regulatory requirements in this area or the cost to comply with such requirements. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations could require us to incur costs to reduce emissions of greenhouse gases associated with our operations or could adversely affect demand for the oil and natural gas we produce. We further note that states are authorized to regulate methane emissions within their boundaries provided their requirements are not weaker than federal rules.
Regulation of GHG Emissions
Climate and related energy policy, laws and regulations could change quickly, and substantial uncertainty exists about the nature of many potential developments that could impact the sources and uses of energy. In December 2015, the United States and 194 other countries adopted the Paris Agreement, committing to work towards limiting global warming and agreeing to a monitoring and review process of GHG emissions. On June 1, 2017, President Trump announced that the United States planned to withdraw from the Paris Agreement and to seek negotiations either to reenter the Paris Agreement on different terms or establish a new framework agreement. President Trump formally initiated the withdrawal process in November 2019, which resulted in an effective exit date of November 2020. However, the Biden administration issued the aforementioned 2021 Climate Change Executive Order that, among other things, commenced the process for the U.S. reentering the Paris Agreement. The U.S. officially rejoined the Paris Agreement on February 19, 2021.
The 2021 Climate Change Executive Order also directed the Secretary of the Interior to pause new oil and natural gas leasing on public lands or in offshore waters pending completion of a comprehensive review of the federal permitting and leasing practices, consider whether to adjust royalties associated with coal, oil, and gas resources extracted from public lands and offshore waters, or take other appropriate action, to account for corresponding climate costs. The 2021 Climate Change Executive Order also directs the federal government to identify “fossil fuel subsidies” to take steps to ensure that, to the extent consistent with applicable law, federal funding is not directly subsidizing fossil fuels. Legal challenges to the suspension have already been filed and are currently pending. The administration’s other January 2021 executive order established a Working Group to, among other things, develop methodologies for calculating the “social cost of carbon,” “social cost of nitrous oxide” and “social cost of methane.” Final recommendations from the Working Group are due no later than January 2022.
The EPA requires the reporting of GHGs from specified large GHG emission sources, including GHGs from petroleum and natural gas systems that emit more than 25,000 tons of GHGs per year. Reporting is required from onshore and offshore petroleum and natural gas production, natural gas processing, transmission and distribution, underground natural gas storage and liquefied natural gas import, export and storage. In addition, almost one-half of the states have taken actions to monitor and/or reduce emissions of GHGs, including obligations on utilities to purchase renewable energy and GHG cap and trade programs. Although most of the state level initiatives have to date focused on large sources of GHG emissions, such as coal-fired electric plants, it is possible that smaller sources of emissions could become subject to GHG emission limitations or allowance purchase requirements in the future.
Any one of these climate change regulatory and legislative initiatives could have a material adverse effect on our business, financial condition and results of operations. Legislation or regulations that may be adopted to address climate change could also affect the markets for our products by making our products more or less desirable than competing sources of energy. To the extent that our products are competing with higher GHG emitting energy sources, such as coal, our products would become more desirable in the market with more stringent limitations on GHG emissions. To the extent that our products are competing with lower GHG emitting energy sources, such as solar and wind, our products would become less desirable in the market with more stringent limitations on GHG emissions. We cannot predict with any certainty at this time how these possibilities may affect our operations.
Finally, increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any such effects were to occur, they could adversely affect or delay demand for the oil or natural gas we produce or otherwise cause us to incur significant costs in preparing for or responding to those effects.
Hydraulic Fracturing Activities
The federal Safe Drinking Water Act (“SDWA”) and comparable state statutes may restrict the disposal, treatment or release of water produced or used during crude oil and natural gas development. Subsurface emplacement of fluids (including disposal wells) is governed by federal or state regulatory authorities that, in some cases, include the state oil and gas regulatory authority or the state’s environmental authority. We utilize hydraulic fracturing in our operations as a means of maximizing the productivity of our wells and operate saltwater disposal wells to dispose of produced water. The EPAct amended the Underground Injection Control (“UIC”) provisions of the SDWA to expressly exclude hydraulic fracturing without diesel additives from the definition of “underground injection.” However, the U.S. Senate and House of Representatives have considered several bills in recent years to end this exemption, as well as other exemptions for crude oil and gas activities under U.S. environmental laws.
Federal agencies have also begun to directly regulate hydraulic fracturing. The EPA has asserted federal regulatory authority over, and issued permitting guidance for, hydraulic fracturing involving diesel additives under the SDWA’s UIC Program. As a result, service providers or companies that use diesel products in the hydraulic fracturing process are expected to be subject to additional permitting requirements or enforcement actions under the SDWA. The EPA has also issued CAA regulations relevant to hydraulic fracturing in 2012, including the NSPS for VOC and SO2 emissions with expanded applicability to natural gas operations and new national emission standards for hazardous air pollutants standards for air toxics (although the Trump Administration has indicated an intent to review this rule). Also, in June 2016, the EPA finalized rules to prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. These regulatory developments are indicative of increasing federal regulatory activity related to hydraulic fracturing, which has the potential to create additional permitting, technology, recordkeeping and site study requirements, among others, for our business. In addition, federal agencies have started to assert regulatory authority over the process. In December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain circumstances. The U.S. Bureau of Land Management (the “BLM”) developed comprehensive regulations for hydraulic fracturing on federal land in 2015 that were subject to extensive litigation challenges. In December 2017, the BLM filed notice that it was withdrawing the rules. The State of California and environmental groups filed a lawsuit against BLM seeking to enforce the rules and such litigation is ongoing.
State governments in the areas where we operate have adopted or are considering adopting additional requirements relating to hydraulic fracturing that could restrict its use in certain circumstances or make it more costly to utilize. Such measures may address any risk to drinking water, the potential for hydrocarbon migration and disclosure of the chemicals used in fracturing. A majority of states around the country, including Texas, have also adopted some form of fracturing fluid disclosure law to compel disclosure of fracturing fluid ingredients and additives that are not subject to trade secret protection. Other states, such as Ohio and Texas, have begun to study potential seismic risks related to underground injection of fracturing fluids. For example, on October 28, 2014, the Texas Railroad Commission, or TRC, published a new rule governing permitting or re-permitting of disposal wells that would require, among other things, the submission of information on seismic events occurring within a specified radius of the disposal well location, as well as logs, geologic cross sections and structure maps relating to the disposal area in question. If the permittee or an applicant of a disposal well permit fails to demonstrate that the saltwater or other fluids are confined to the disposal zone or if scientific data indicates such a disposal well is likely to be or determined to be contributing to seismic activity, then the TRC may deny, modify, suspend or terminate the permit application or existing operating permit for that well.
Any enforcement actions or requirements of additional studies or investigations by governmental authorities where we operate could increase our operating costs and cause delays or interruptions of our operations.
At this time, it is not possible to estimate the potential impact on our business of these state and local actions or the enactment of additional federal or state legislation or regulations affecting hydraulic fracturing.
ESA and Migratory Birds
The federal Endangered Species Act, as amended (“ESA”), restricts activities that may affect endangered and threatened species or their habitats. Pursuant to the ESA, if a species is listed as threatened or endangered, restrictions may be imposed on activities adversely affecting that species’ habitat. Moreover, as a result of a settlement approved by the U.S. District Court for the District of Columbia in September 2011, the U.S. Fish and Wildlife Service is required to make a determination on listing of more than 250 species as endangered or threatened under the ESA by no later than completion of the Agency’s 2017 fiscal year. The U.S. Fish and Wildlife Service did not meet that deadline, but continues to consider the listing of additional species under the ESA. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. While some of our facilities may be located in areas that are designated as habitats for endangered or threatened species, we believe that we are in substantial compliance with the ESA and the Migratory Bird Treaty Act. However, the designation of previously unidentified endangered or threatened species or habitats in areas where our operations are conducted could cause us to incur increased costs arising from species protection measures or could result in limitations on our exploration and production activities that could have an adverse impact on our ability to develop and produce reserves. If we were to have a portion of our leases designated as critical or suitable habitat, it could have a material adverse impact on the value of our leases.
National Environmental Policy Act
Our operations on federal lands are subject to the National Environmental Policy Act, or NEPA. Under NEPA, federal agencies, including the Department of the Interior must evaluate major agency actions having the potential to significantly impact the environment. This review can entail a detailed evaluation including an Environmental Impact Statement. This process can result in significant delays and may result in additional limitations and costs associated with projects on federal lands.
OSHA
We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, as amended (the “OSH Act”), and comparable state statutes, whose purpose is to protect the health and safety of workers. In addition, the OSH Act’s hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization

Act, and comparable state statutes require that information be maintained concerning hazardous materials used, produced or released in our operations and that this information be provided to employees, state and local government authorities and citizens. In March 2016, OSHA amended its legal requirements, publishing a final rule that established a more stringent permissible exposure limit for exposure to respirable crystalline silica and provided other provisions to protect employees, such as requirements for exposure assessment, methods for controlling exposure, respiratory protection, medical surveillance, hazard communication, and recordkeeping. This final rule became effective in June 2016. However, several industry groups have filed suit in the D.C. Circuit to halt implementation of the rule. Increasing concerns about worker safety at drill sites may lead to increased regulation and enforcement or related tort claims by our employees. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.
Related Permits and Authorizations
Many environmental laws require us to obtain permits or other authorizations from state, federal and/or Tribal agencies before initiating certain drilling, construction, production, operation or other oil and natural gas activities, and to maintain these permits and compliance with their requirements for on-going operations. These permits are generally subject to protest, appeal or litigation, which can in certain cases delay or halt projects and cease production or operation of wells, pipelines and other operations.
We have not experienced any material adverse effect from compliance with environmental requirements; however, there is no assurance that this will continue. We did not have any material capital or other nonrecurring expenditures in connection with complying with environmental laws or environmental remediation matters in 2020, nor do we anticipate that such expenditures will be material in 2021.
Related Insurance
We maintain insurance against some risks associated with above or underground contamination that may occur as a result of our development activities. However, this insurance is limited to activities at the well site and there can be no assurance that this insurance will continue to be commercially available or that this insurance will be available at premium levels that justify its purchase by us. The occurrence of a significant event that is not fully insured or indemnified against could have a materially adverse effect on our financial condition and operations. Further, we have no coverage for gradual, long-term pollution events.
Employees
As of December 31, 2020 (Successor), we had 75 employees, including 14 engineers and geoscientists, 11 land professionals and 29 field operating personnel. None of these employees are represented by labor unions or covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.
We, as a company and as individuals, believe in “doing the right thing” and being passionate about our work with the goal that we all succeed together (including our employees, contractors, shareholders and the communities in which we operate). We also believe that great people and great assets create great opportunity, and these core values inform how we think about our business.
Compensation and benefits
We seek to provide fair, competitive compensation and comprehensive benefits to our employees. To ensure alignment with our short- and long-term objectives, our compensation programs consist of base pay, short-term incentives and long-term incentives, including stock grants. Our wide array of benefits include retirement plan dollar matching, health insurance for employees and their families, income protection and disability coverage, paid time off, wellness resources including exercise facilities, and financial wellness tools and resources.We invest in leadership training and professional development programs that will enable our employees to reach their potential and perform at their best.
Diversity and inclusion
We recognize that a diverse workforce provides the best opportunity to obtain unique perspectives, experiences and ideas to help our business succeed, and we are committed to providing a diverse and inclusive workplace to attract and retain talented employees. We maintain a work culture that treats all employees fairly and with respect, promotes inclusivity, and provides equal opportunities for the professional growth and advancement based on merit. Our Code of Business Conduct and Ethics prohibits discrimination or harassment against any employee or applicant on the basis of race, color, gender, religion,age, national origin, citizenship status, military service or veteran status, sexual orientation or disability. In addition, we seek business partners who do not engage in prohibited discrimination in hiring or in their employment practices and who make decisions about hiring, salary, benefits, training opportunities, work assignments, advancement, discipline, termination, retirement and other employment decisions based on job and business-related criteria. We evaluate ways to enhance awareness of and promote diversity and inclusion on an ongoing basis.
Item 1A.	Risk Factors.
Risks Related to the Oil and Natural Gas Industry and Our Business
Oil, natural gas and NGL prices are volatile. A substantial or extended decline in the price of these commodities may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.
Our revenues, profitability, liquidity, ability to access capital and future growth prospects are highly dependent on the prices we receive for our oil, natural gas and NGLs. The prices of these commodities are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil, natural gas and NGLs have been volatile, and this volatility may continue in the future. The prices we receive for our production and the levels of our production depend on numerous factors beyond our control. These factors include, but are not limited to, the following:
•	worldwide and regional economic and political conditions;
•	the domestic and global supply of, and demand for, oil, natural gas and NGLs;
•	the cost of exploring for, developing, producing and marketing oil, natural gas and NGLs;
•	the proximity, capacity, cost and availability of oil, natural gas and NGL pipelines and other transportation facilities;
•	the price and quantity of imports of foreign oil, natural gas and NGLs;
•	the level of global oil, natural gas and NGL exploration and production;
•	the level of global oil, natural gas and NGL inventories;
•	weather conditions and natural disasters;
•	domestic and foreign governmental laws, regulations and taxes;
•	volatile trading patterns in commodities futures markets;
•	price and availability of competitors’ supplies of oil, natural gas and NGLs;
•	the actions of OPEC and the ability of OPEC and other producing nations to agree to and maintain production levels;
•	technological advances affecting energy consumption;
•	the price and availability of alternative fuels;
•	global or national health concerns, including health epidemics such as the coronavirus outbreak beginning in early 2020; and
•	market perceptions of future prices, whether due to the foregoing factors and others.
Further, oil, natural gas and NGL prices do not necessarily fluctuate in direct relationship to each other. Because approximately 49% of our estimated proved reserves as of December 31, 2020 were attributed to oil, our financial results are more sensitive to movements in oil prices.
As of December 31, 2020 (Successor), we had in place hedges covering approximately 4,146 Bbls/d for 2021 at an average price of approximately $43.05 per Bbl. To the extent we are unhedged, we have significant exposure to adverse changes in the prices of oil and natural gas that could materially and adversely affect our business and results of operations.

From 2016 through 2020, the WTI spot price for oil averaged $51.21 per Bbl, which is down substantially from the $85.75 average for the prior five-year period. The Henry Hub average spot price from 2016 through 2020 of $2.65 per MMBtu similarly declined from $3.49 per MMBtu, which was the average for the prior five-year period. The commodity prices displayed even more dramatic volatility in 2020, during which the WTI spot price for oil briefly fell to a low of negative $38.98 per barrel on April 20, 2020 and the Henry Hub spot price reached a low of $1.33 on September 21, 2020. During these periods, NGLs, which are made up of ethane, propane, isobutene, normal butane and natural gasoline, all of which have different uses and different pricing characteristics, have suffered significant recent price declines. Such a decline in oil price, if sustained, will have a material impact on our annual revenues and has caused, and may in the future cause, us to take actions to reduce the costs of drilling and our operations. The coronavirus outbreak has weakened demand for oil, natural gas and NGLs, and these events have worsened an already deteriorated oil market that resulted from the early-March 2020 failure by the group of oil producing nations known as OPEC+ to reach an agreement over proposed oil production cuts.
Further declines or a prolonged depression in oil, natural gas or NGL prices may act to reduce our cash flows further and adversely affect our financial condition. In such case, our liquidity could be reduced, our access to equity or long-term debt might be restricted, and our ability to meet our capital expenditure obligations and financial commitments might be adversely affected. We may choose to defer drilling activity and/or production from existing wells for a number of reasons, including the following:
•
drilling activity is sanctioned on the expectation of matching the drilling budget with operating cash flows and securing reasonable rates of returns based on the then prevailing oil, natural gas and NGL prices; if those prices decline and operating cash flows are reduced, there is a risk that drilling may be curtailed or postponed; and

•
operating costs on our Eagle Ford properties are so low that production from these properties would likely continue to contribute to cash flows, but we may choose to defer production in the event that we consider there may be greater value in producing later.

Further declines or a prolonged depression in oil, natural gas or NGL prices may also reduce the amount of oil, natural gas and NGLs we can produce economically and negatively impact the value of our estimated oil, natural gas and NGL reserve volumes, the carrying value of our oil, natural gas and NGL properties, the PV-10 valuations of our oil, natural gas and NGL reserves, and the Standardized Measure relating to oil, natural gas and NGL reserves. In addition, future declines or a prolonged depression may lead to a reduction in our borrowing base or a redetermination that results in a deficiency.
The current outbreak of COVID-19 has adversely impacted our business, financial condition, liquidity and results of operations and is likely to have a continuing adverse impact for a significant period of time.
The COVID-19 pandemic has caused a rapid and precipitous drop in demand for oil, which in turn has caused oil prices to plummet since the first week of March 2020, negatively affecting the Company’s cash flow, liquidity and financial position. Moreover, the uncertainty about the duration of the COVID-19 pandemic has caused storage constraints in the United States resulting from over-supply of produced oil. Oil prices are expected to continue to be volatile as a result of these events and the ongoing COVID-19 outbreak, and as changes in oil inventories, oil demand and economic performance are reported. We cannot predict when oil prices will improve and stabilize.
The current pandemic and uncertainty about its length and depth in future periods has caused the realized oil prices we have received since February 2020 to be significantly reduced, adversely affecting our operating cash flow and liquidity. Although we have reduced our 2020 capital expenditures budget, our lower levels of cash flow may require us to shut-in production that has become uneconomic.
The COVID-19 pandemic is rapidly evolving, and the ultimate impact of this pandemic is highly uncertain and subject to change. The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments, including the duration and spread of the pandemic, its severity, the actions to contain the disease or mitigate its impact, related restrictions on travel, the ability to distribute and the effectiveness of a vaccine, and the duration, timing and severity of the impact on domestic and global oil demand. The COVID-19 pandemic may also intensify the risks described in the other risk factors disclosed in this Item 1A. Risk Factors.

Our future cash flows and results of operations are highly dependent on our ability to find, develop or acquire additional oil and natural gas resources.
Our business strategy is to generate profit through the acquisition, exploration, development and production of crude oil and natural gas reserves. Our future success therefore depends on our ability to find, develop or acquire additional crude oil and natural gas reserves that are economically recoverable. Our proved reserves generally decline when produced, unless we conduct successful exploration or development activities or acquire properties containing proved reserves or both. We may not be able to find, develop or acquire additional reserves on an economically viable basis. Furthermore, if crude oil and natural gas prices increase, the cost of finding, developing or acquiring additional reserves could also increase.
Drilling for and producing oil, natural gas and NGLs are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.
Exploration and development activities involve numerous risks beyond our control, including the risk that no commercially productive oil or natural gas reservoirs will be discovered and that drilling will not result in commercially viable oil or natural gas production. In addition, the future cost and timing of drilling, completing and operating wells is often uncertain. Drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including:
•	lack of prospective acreage available on acceptable terms;
•	unexpected or adverse drilling conditions;
•	elevated pressure or irregularities in geologic formations;
•	equipment failures or accidents;
•	adverse weather conditions;
•	title problems;
•	limited availability of financing upon acceptable terms;
•	limitations in the market for oil, gas and NGLs;
•	reductions in oil, NGLs and natural gas prices;
•	compliance with governmental requirements, laws and regulations; and
•	shortages or delays in the availability of drilling rigs, equipment and personnel.
Even if our exploitation, development and drilling efforts are successful, our wells, once completed, may not produce reserves of crude oil, NGLs or natural gas that are economically viable or that meet our prior estimates of economically recoverable reserves. Unsuccessful drilling activities could result in a significant decline in our production and revenues and materially impact our operations and financial position by reducing our available cash and liquidity. In addition, the potential for production decline rates for our wells could be greater than we expect. Because of the risks and uncertainties inherent to our businesses, our future drilling results may not be comparable to our historical results.
Our exploration, development and exploitation projects require substantial capital expenditures. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our oil and natural gas reserves with resulting adverse effects on our cash flow and liquidity.
The oil and natural gas industry is capital intensive. We currently make, and expect to continue to make, substantial capital expenditures for the acquisition, development and exploration of oil, natural gas and NGL reserves. We currently expect to spend between $45 million and $55 million under our 2021 capital program to drill and complete approximately 10 gross wells across our properties in the Eagle Ford, which also includes funding for acquisitions.
The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, crude oil and natural gas prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. A prolonged period of lower commodity prices may result in a decrease in our actual capital expenditures, which would negatively impact our ability to grow production.

Our cash flow from operations and access to capital are subject to a number of factors, including:
•	our proved reserves;
•	the amount of crude oil, natural gas and NGLs we are able to produce from existing wells;
•	the prices at which our crude oil, natural gas and NGLs are sold;
•	the costs at which our crude oil, natural gas and NGLs are extracted;
•	global credit and securities markets;
•	the ability and willingness of lenders and investors to provide capital and the cost of the capital; and
•	our ability to acquire, locate and produce new reserves and the cost of such reserves.
If our revenues or the borrowing base under the Credit Facility decreases as a result of lower crude oil and natural gas prices, operating difficulties, declines in reserves or we are unable to remedy any future event of default under the Credit Facility or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations and growth at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing on terms acceptable to us, if at all. If cash flow generated by our operations or available borrowings under the Credit Facility are not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our properties, which in turn could lead to a decline in our reserves and production, and would adversely affect our business, financial condition and results of operations.
Operating hazards, natural disasters or other interruptions of our operations could result in potential liabilities and substantial losses, which may not be fully covered by our insurance.
The oil and natural gas business involves significant operating hazards and risks such as:
•	well blowouts;
•	mechanical failures;
•	fires and explosions;
•	pipe or cement failures and casing collapses, which could release natural gas, oil, drilling fluids or hydraulic fracturing fluids;
•	uncontrollable flows of oil, natural gas or well fluids;
•	earthquakes and natural disasters;
•	geologic formations with abnormal pressures;
•	handling and disposal of materials, including drilling fluids and hydraulic fracturing fluids;
•	pipeline ruptures or spills;
•	releases of toxic gases; and
•	other environmental hazards and risks.
Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury or wrongful death claims and other damage to our properties and the property of others.
We maintain insurance against losses and liabilities in accordance with customary industry practices and in amounts that our management believes to be prudent. However, we are not insured against all operational risks and such coverage is not available to us. We do not carry business interruption insurance. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented.
We could sustain significant losses and substantial liability for uninsured risks or in amounts in excess of existing insurance coverage. We cannot insure fully against pollution and environmental risks. We cannot assure investors that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that any particular types of coverage will be available. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

Our planned exploratory drilling involves drilling in existing or emerging shale plays using some of the latest available horizontal drilling and completion techniques, the results of which are subject to drilling and completion technique risks, and drilling results may not meet our expectations for reserves or production.
Our operations involve utilizing some of the latest drilling and completion techniques as developed by us and our service providers in order to maximize cumulative recoveries and therefore generate the highest possible returns.
Risks that we face while drilling include, but are not limited to:
•	landing our well bore in the desired formation;
•	staying in the desired formation while drilling horizontally through the formation;
•	running our casing the entire length of the well bore; and
•	being able to run tools and other equipment consistently through the well bore.
Risks that we face while completing our wells include, but are not limited to:
•	being able to fracture and stimulate the planned number of stages;
•	being able to run tools the entire length of the well bore during completion operations; and
•	successfully cleaning out the well bore after completion of the final fracture stimulation stage.
The results of our drilling in new or emerging formations are more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer or emerging formations and areas have limited or no production history and, consequently, it is more difficult to predict future drilling results in these areas.
Ultimately, the success of these drilling and completion techniques can only be evaluated as more wells are drilled and production profiles are established over a sufficiently long time period. If our drilling does not meet our anticipated results or we are unable to execute our drilling program because of capital constraints, lease expirations, limited access to gathering systems and limited takeaway capacity and/or declines in crude oil and natural gas prices, the return on our investment in these areas may not be as attractive as we anticipate. Further, as a result of any of these developments, we could incur material write downs of our oil and natural gas properties.
We may not adhere to our proposed drilling schedule.
Our final determination of whether to drill any wells will be dependent on a number of factors, including:
•	the ongoing review and analysis of geologic and engineering data;
•	the availability of sufficient capital resources to us and the other participants to drill and complete the prospects;
•	the approval of the prospects by other participants once additional data has been compiled;
•
economic and industry conditions at the time of drilling, including prevailing and anticipated prices for crude oil, natural gas and NGLs and the availability and prices of drilling rigs and personnel;

•	the ability to maintain, extend or renew leases and permits on reasonable terms for the prospects;
•	additional due diligence;
•	regulatory requirements and restrictions; and
•	the opportunity to divert our drilling budget to preferred prospects on acquired acreage or to secure other acreage by farming in.
Although we have identified or budgeted for numerous drilling prospects, we may not be able to lease or drill those prospects within our expected time frame or at all. Wells that are currently part of our capital plan may be based on statistical results of drilling activities in other 3-D project areas that we believe are geologically similar rather than on analysis of seismic or other data in the prospect area, in which case actual drilling and results are likely to vary, possibly materially, from those statistical results. In addition, our drilling schedule may vary from our expectations because of future uncertainties. In addition, our ability to produce oil and gas may be significantly affected by the availability and prices of hydraulic fracturing equipment and crews. There can be no assurance that these projects can be successfully developed or that any identified drill sites or budgeted wells will, if drilled, encounter reservoirs of commercially productive oil or gas. We may seek to sell or reduce all or a portion of our interest in a project area or with respect to prospects or budgeted wells within such project area.
SEC rules could limit our ability to book additional PUDs in the future.
SEC rules only permit, subject to limited exceptions, us to book our PUDs if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement limits our ability to book additional PUDs as we pursue our drilling program. Moreover, we may be required to write down our PUDs if we do not drill those wells within the required five-year time frame.
Our identified drilling locations are subject to many uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill such locations.
Our final determination of whether to drill any scheduled or budgeted wells will be dependent on a number of factors, including:
•	the ongoing review and analysis of geologic and engineering data;
•	the availability of sufficient capital resources to us and the other participants to drill and complete the prospects;
•	the approval of the prospects by other participants once additional data has been compiled;
•
economic and industry conditions at the time of drilling, including prevailing and anticipated prices for crude oil, natural gas and NGLs and the availability and prices of drilling rigs and personnel;

•	the ability to maintain, extend or renew leases and permits on reasonable terms for the prospects;
•	additional due diligence;
•	regulatory requirements and restrictions; and
•	the opportunity to divert our drilling budget to preferred prospects on acquired acreage or to secure other acreage by farming in.
Although we have identified or budgeted for numerous drilling prospects, we may not be able to lease or drill those prospects within our expected time frame or at all. Wells that are currently part of our capital plan may be based on results of drilling activities in other areas that we believe are geologically similar to a prospect rather than on analysis of seismic or other data in the prospect area, in which case actual drilling and results are likely to vary, possibly materially, from results in other areas. In addition, our drilling schedule may vary from our expectations because of future uncertainties. In addition, our ability to produce oil and natural gas may be significantly affected by the availability and prices of equipment and personnel.
Our management team has specifically identified and scheduled certain drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. These locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including crude oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals and other factors. Because of these uncertain factors, we do not know if the numerous potential well locations we have identified will ever be drilled or if we will be able to produce natural gas or oil from these or any other potential locations. In addition, unless production is established within the spacing units covering the undeveloped acres on which some of the potential locations are obtained, the leases for such acreage will expire. Therefore, our actual drilling activities may materially differ from those presently identified.
In addition, we will require significant additional capital over a prolonged period in order to pursue the development of these locations, and we may not be able to raise or generate the capital required to do so. Any drilling activities we are able to conduct on these potential locations may not be successful or result in the addition of proved reserves to our overall proved reserves or may result in a downward revision of our estimated proved reserves, which could have a material adverse effect on our future business and results of operations. Our inability to borrow under the Credit Facility or other indebtedness, whether because we are unable to remedy a future event of default under the Credit Facility or if our borrowing base is redetermined downward by the lenders, may also result in a downward revision of our estimated proved reserves and could result in additional impairment.
The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our development plans within our budget and on a timely basis.
The demand for drilling rigs, pipe and other equipment and supplies, as well as for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry, can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. Our operations are concentrated in areas in which the oil and gas industry has historically increased rapidly, and as a result, demand for such drilling rigs, equipment and personnel, as well as access to transportation, processing and refining facilities in these areas, and the costs for those items also increased. If we are unable to secure a sufficient number of drilling rigs at reasonable costs, we may not be able to drill all of our acreage before our leases expire.
Development of our estimated proved undeveloped reserves, or PUDs, may take longer than expected and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated proved undeveloped reserves may not be ultimately developed or produced.
At December 31, 2020, approximately 63% of our total estimated proved reserves were classified as proved undeveloped reserves. Recovery of undeveloped reserves requires successful drilling and incurrence of significant capital expenditures. Our approximately 49.5 MMBOE of estimated proved undeveloped reserves will require an estimated $449.8 million of development capital over the next five years. Development of these undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Delays in the development of our reserves, increases in costs to drill and develop such reserves, or decreases in commodity prices will reduce the PV-10 value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could require us to reclassify our proved undeveloped reserves as unproved reserves.
Further, our reserves data assumes that we can and will make these expenditures and that these operations will be conducted successfully. These assumptions, however, may not prove correct. If we choose not to spend the capital to develop these reserves, or if we are not otherwise able to successfully develop these reserves, we will be required to write them off. Any such write-offs of our reserves could reduce our ability to borrow and adversely affect our liquidity and available capital. Our inability to borrow under the Credit Facility or other indebtedness, whether because we are unable to remedy any future event of default under the Credit Facility or otherwise, may limit our ability to finance or develop our reserves as anticipated and may also require us to write off reserves which could result in additional impairments.
Our producing properties are located in the Eagle Ford Shale of South Texas, making us vulnerable to risks associated with operating in one geographic area.
All of our production during the year ended December 31, 2020 (Successor) was derived from our properties in the Eagle Ford Shale play in South Texas. As a result of this geographic concentration, we may be disproportionately exposed to the effect of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, processing or transportation capacity constraints, market limitations, weather events or interruption of the processing or transportation of crude oil or natural gas. Additionally, we may be exposed to additional risks, such as changes in field-wide rules and regulations that could cause us to permanently or temporarily shut-in many or all of our wells within the Eagle Ford.

Approximately 62% of our net Eagle Ford Shale leasehold acreage is undeveloped, and that acreage may not ultimately be developed or become commercially productive, which could cause us to lose rights under our leases and result in a material adverse effect on our crude oil, natural gas and NGLs reserves and future production and, therefore, our future cash flow and income.
As of December 31, 2020 (Successor), approximately 62% of our net Eagle Ford leasehold acreage is undeveloped, or acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of crude oil, natural gas and NGLs regardless of whether such acreage contains proved reserves. Unless production is established on the undeveloped acreage covered by our leases, such leases will expire. Our future crude oil, natural gas and NGLs reserves and production and, therefore, our future cash flow and income, are highly dependent on successfully developing our undeveloped leasehold acreage and holding on to such leases.
Certain of our undeveloped leasehold assets are subject to leases that will expire over the next several years unless production is established on units containing the acreage or we timely exercise our contractual rights to extend the terms of such leases by continuous operations or the payment of lease extension payments or delay rentals.
Leases on oil and natural gas properties typically have a primary term of three to five years, after which they expire unless, prior to expiration, a well is drilled and production of hydrocarbons in paying quantities is established, applicable lease extension payments or delay rentals are made, or such lease is otherwise maintained pursuant to any applicable continuous operations provision. If our leases or term assignments on our undeveloped properties expire and we are unable to renew the leases, we will lose our right to develop the related properties. The primary term of the leases for 528 net acres that is not currently held by production will expire at the end of 2021 if such leases are not extended. Although we seek to actively manage our undeveloped properties, our drilling plans for these areas are subject to change based upon various factors, including drilling results, oil and natural gas prices, the availability and cost of capital, drilling and productions costs, availability of drilling services and equipment, gathering system and pipeline transportation constraints, and regulatory approvals. If commodity prices remain low, we may be required to delay our drilling plans and, as a result, may lose our right to develop the related properties.
Our estimated proved reserves are based on many assumptions that may turn out to be inaccurate and any significant inaccuracies in these reserve estimates or underlying assumptions could materially affect the actual quantities and present value of such reserves.
There are uncertainties inherent in estimating crude oil and natural gas reserves and their estimated value, including many factors beyond our control. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner and is based on assumptions that may vary considerably from actual results. Reservoir engineering also requires economic assumptions about matters such as crude oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Accordingly, actual production, crude oil and natural gas prices, revenues, taxes, operating expenses, expenditures and quantities of recoverable crude oil and natural gas reserves will likely vary, possibly materially, from estimates. Any significant variance in our estimates or the accuracy of our assumptions could materially affect the estimated quantities and present value of reserves.
We depend upon several significant customers for the sale of most of our crude oil, natural gas and NGL production. The loss of one or more of these customers could adversely affect our revenues in the short term.
For the month ended December 31, 2020 (Successor) and eleven months ended November 30, 2020 (Predecessor), purchases by our largest five customers accounted for 96% and 90%, respectively, of our total revenues. While we believe that we can procure substitute or additional customers to offset the loss of one or more of our current customers, there is no assurance that we would be successful in doing so on terms acceptable to us or at all. The loss of one or more of such customers could limit our access to suitable markets for the crude oil, natural gas and NGLs we produce. The availability of a ready market for any crude oil, natural gas and/or NGLs we produce depends on numerous factors beyond the control of our management, including but not limited to the extent of domestic production and imports of crude oil, the proximity and capacity of pipelines, the availability of skilled labor, materials and equipment, the effect of state and federal regulation of crude oil and natural gas production and federal regulation of crude oil, natural gas and NGLs sold in interstate commerce. We cannot assure you that we will continue to have ready access to suitable markets for our future crude oil, natural gas and NGL production.
Our operating activities expose us to risk of financial loss if a customer fails to perform under a contract. Disruptions in the financial markets could lead to sudden decreases in a customer’s liquidity, which could make them unable to perform under the terms of the contract, and we may not be able to realize the benefit of the contract. We are unable to predict sudden changes in a customer’s creditworthiness or ability to perform. Even if we do accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions and the contractual terms of the transactions. During periods of declining commodity prices, if any of our customers fail to pay their revenue accounts receivable when due, this could have a material adverse effect on our liquidity and results of operations.
The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.
The discounted future net cash flows is not necessarily the same as the current market value of our estimated crude oil and natural gas reserves. The current requirements for crude oil and natural gas reserve estimation and disclosures require the estimated discounted future net cash flows from proved reserves to be based on the average of the sales price on the first day of each month in the applicable year, with costs determined as of the date of the estimate. Actual future net cash flows also will be affected by various factors, including:
•	the actual prices we receive for crude oil and natural gas;
•	our actual operating costs in producing crude oil and natural gas;
•	the amount and timing of actual production;
•	supply and demand for crude oil and natural gas;
•	increases or decreases in consumption of crude oil and natural gas; and
•	changes in governmental laws and regulations or taxation.
In addition, the 10% discount factor we use when calculating discounted future net cash flows for reporting requirements may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.
We have incurred losses from operations for various periods since our inception and may continue to do so in the future.
We incurred a net loss from operations of $227.9 million for the eleven months ended November 30, 2020 (Predecessor), while we incurred a net profit from operations of $4.5 million for the month ended December 31, 2020 (Successor). Our development of, and participation in, an increasingly larger number of prospects has required, and will continue to require, substantial capital expenditures. The uncertainty and other risk factors disclosed in this Item 1A. Risk Factors may impede our ability to economically find, develop and acquire oil and natural gas reserves. As a result, we may not be able to operate profitability and may not receive positive cash flows from operating activities in the future, which could adversely affect our business and the trading price of our common stock.
If crude oil and natural gas prices decrease, we may be required to write-down the carrying values of our crude oil and natural gas properties.
We review our proved crude oil and natural gas properties for impairment whenever events and circumstances indicate that a decline in the recoverability of their carrying value may have occurred. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our crude oil and natural gas properties, which may result in a decrease in the amount we can borrow under our Credit Facility. A write-down constitutes a non-cash charge to earnings. We may incur impairment charges in the future, which could have a material adverse effect on our ability to borrow under our Credit Facility or other indebtedness and adversely impact our results of operations and liquidity for the periods in which such charges are taken.

Our inability to market our crude oil and natural gas could adversely affect our business.
Market conditions or the unavailability of satisfactory crude oil and natural gas transportation arrangements may hinder our access to crude oil and natural gas markets or delay production. The availability of a ready market for our crude oil and natural gas production depends on a number of factors, including the demand for and supply of crude oil and natural gas and the proximity of reserves to pipelines and gathering facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on favorable terms could adversely impact our business and results of operations.
Our productive properties may be located in areas with limited or no access to pipelines, thereby requiring compression facilities or delivery by other means, such as trucking and train. Such restrictions on our ability to sell our crude oil or natural gas may have several adverse effects, including higher transportation costs, fewer potential purchasers (thereby potentially resulting in a lower selling price) or, in the event we were unable to market and sustain production from a particular lease for an extended period of time, possibly causing us to lose leases due to the lack of commercially established production.
We generally deliver our crude oil and natural gas production through gathering systems and pipelines that we do not own under interruptible or short-term transportation agreements. Under the interruptible transportation agreements, the transportation of our crude oil and natural gas production may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system or for other reasons as dictated by the particular agreements. We may also enter into firm transportation arrangements for additional production in the future. Because we are obligated to pay fees on minimum volumes to our service providers under firm transportation agreements regardless of actual volume throughput, these firm transportation agreements may be significantly more costly than interruptible or short-term transportation agreements, which could adversely affect our business and results of operations.
A portion of our crude oil and natural gas production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, or field personnel issues or strikes. We may also voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted or curtailed, it could adversely affect our business and results of operations.
Increased costs of capital could adversely affect our business.
Our business and operating results can be adversely affected by factors such as the availability, terms and cost of capital and increases in interest rates. Changes in any one or more of these factors could cause our cost of doing business to increase, limit our access to capital, limit our ability to pursue acquisition opportunities, reduce our cash flows available for drilling and place us at a competitive disadvantage. Disruptions in the global financial markets may lead to an increase in interest rates or a contraction in credit availability, which would impact our ability to finance our operations. We will require continued access to capital for the foreseeable future. A significant reduction in the availability of credit could materially and adversely affect our business, results of operations and financial condition.
The crude oil and natural gas industry is intensely competitive and many of our competitors have resources that are greater than ours.
The oil and natural gas industry is highly competitive. Public integrated and independent oil and gas companies, private equity backed and private operators are all active bidders for desirable crude oil and natural gas properties as well as the equipment and personnel required to operate those properties. Many of these companies have substantially greater financial resources, staff and facilities than we do. There is a risk that increased industry competition will adversely impact our ability to purchase assets or secure services at prices that will allow us to generate sufficient returns on investment in the future.
We may not be able to keep pace with technological developments in our industry.
The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage or may be forced by competitive pressures to implement those new technologies at substantial costs. In addition, other oil and natural gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and that may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures or implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete, our business, financial condition or results of operations could be materially and adversely affected.
Our ability to manage growth will have an impact on our business, financial condition and results of operations.
Our growth historically has been achieved through the acquisition of leaseholds and the expansion of our drilling programs. Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on a number of factors, including:
•	our ability to obtain leases or options on properties;
•	our ability to identify and acquire new exploratory prospects;
•	our ability to develop existing prospects;
•	our ability to continue to retain and attract skilled personnel;
•	our ability to maintain or enter into new relationships with project partners and independent contractors;
•	the results of our drilling programs;
•	commodity prices; and
•	our access to capital.
We may not be successful in upgrading our technical, operational and administrative resources or increasing our internal resources sufficiently to provide certain of the services currently provided by third parties, and we may not be able to maintain or enter into new relationships with project partners and independent contractors on financially attractive terms, if at all. If we are unable to achieve or manage growth, it may materially and adversely affect our business, results of operations and financial condition.
We may incur losses as a result of title deficiencies.
We may lose title to, or interests in, our leases and other properties if the conditions to which those interests are subject are not satisfied or if we do not have sufficient funds available to meet the commitments.
The existence of title differences with respect to our crude oil and natural gas properties could reduce their value or render such properties worthless, which would have a material adverse effect on our business and financial results. We do not obtain title insurance and have not obtained drilling title opinions on all of our crude oil and natural gas properties. As is customary in the industry in which we operate, we generally rely upon the judgment of crude oil and natural gas lease brokers or independent landmen who perform the field work in examining records in the appropriate governmental offices and abstract facilities before attempting to acquire or place under lease a specific mineral interest and before drilling a well on a leased tract, and we generally make title investigations and receive title opinions of local counsel before we commence drilling operations. In some cases, we perform curative work to correct deficiencies in the marketability or adequacy of the title assigned to us. In cases involving more serious title problems, the amount paid for affected crude oil and natural gas leases can be lost, and the target area can become undrillable. While we undertake to cure all title deficiencies prior to drilling, the failure of title may not be discovered until after a well is drilled, in which case we may lose the lease, our investment in the well and the right to produce all or a portion of the minerals under the property. A significant portion of our acreage is undeveloped leasehold, which has a greater risk of title defects than developed acreage.
General economic conditions could adversely affect our business and future growth.
Instability in the global financial markets may have a material impact on our liquidity and financial condition, and we may ultimately face major challenges if conditions in the financial markets were to materially change or worsen. Our ability to access the capital markets or to borrow money may be restricted or may be more expensive at a time when we would need to raise capital, which could have an adverse effect on our flexibility to react to changing economic and business conditions and on our ability to fund our operations and capital expenditures in the future. Such economic conditions could have an impact on our customers, causing them to fail to meet their obligations to us. In addition, such changes could have an impact on the liquidity of our operating partners, resulting in delays in operations or their failure to make required payments.
Also, market conditions could have an impact on our crude oil and natural gas derivative instruments if our counterparties are unable to perform their obligations or seek bankruptcy protection, which could lead to reductions in the demand for crude oil and natural gas, or reductions in the prices of oil and natural gas or both, which could have an adverse impact on our financial position, results of operations and cash flows. While the ultimate outcome and impact of changing economic conditions cannot be predicted, they may materially and adversely affect our business, results of operations and financial condition.
Changes in the differential between benchmark prices of crude oil and natural gas and the reference or regional index price used to price our actual crude oil and natural gas sales could have a material adverse effect on our results of operations and financial condition.
The reference or regional index prices that we use to price our crude oil and natural gas sales reflect a discount to the relevant benchmark prices. The difference between the benchmark price and the price we reference in our sales contracts is called a differential. We cannot accurately predict crude oil and natural gas differentials. Changes in differentials between the benchmark price for crude oil and natural gas and the reference or regional index price we reference in our sales contracts could materially and adversely affect our business, results of operations and financial condition.
Risks Related to Our Financing, Investments and Indebtedness
Any significant reduction in our borrowing base under the Credit Facility as a result of the periodic borrowing base redeterminations or any future violations of the covenants under the Credit Facility may negatively impact our ability to fund our operations.
The Credit Facility limits the amounts we can borrow up to a borrowing base amount, which the lenders, in their sole discretion, determine semiannually on May 1 and November 1 of each year, with one interim “wildcard” redetermination available between scheduled redeterminations. The borrowing base depends on, among other things, our lenders’ evaluation of our oil and natural gas reserves. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the Credit Facility. Any increase in the borrowing base requires the consent of the lenders holding 100% of the commitments. Effective November 30, 2020, the borrowing base for the Credit Facility was $225.0 million. The first redetermination occurred on February 1, 2021, which reaffirmed the initial borrowing base of $225 million.
Borrowing availability was $15.0 million as of December 31, 2020 (Successor), which reflects $0.4 million of letters of credit outstanding.
In the future, we may not have access to adequate funding under the Credit Facility as a result of a decrease in our borrowing base due to the outcome of a subsequent borrowing base redetermination, inability to access our available credit due to violations of covenants under the Credit Facility or an unwillingness or inability on the part of our lending counterparties to meet their funding obligations and the inability of other lenders to provide additional funding to cover any defaulting lender’s portion. Further or prolonged declines in commodity prices could result in a redetermination that lowers the borrowing base in the future and, in any such a redetermination, we could be required to repay any indebtedness in excess of the redetermined borrowing base. As a result, we may be unable to implement our drilling and development plan, make acquisitions or otherwise carry out business plans or make required repayments under the Credit Facility, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness.
Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the market value of our current or future debt obligations.
The London Inter-bank Offered Rate (“LIBOR”) and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom’s Financial

Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our debt obligations under our Credit Facility may be adversely affected.
Our hedging transactions expose us to counterparty credit risk.
Currently, all of our hedging arrangements are concentrated with three counterparties, each of which are lenders under the Credit Facility. If these counterparties fail to perform their obligations, we may suffer financial loss or be prevented from realizing the benefits of favorable price changes in the physical market for our crude oil and natural gas.
Our derivative activities expose us to risk of financial loss if a counterparty fails to perform under a contract. Disruptions in the financial markets could lead to sudden decreases in a counterparty’s liquidity, which could make them unable to perform under the terms of the contract, and we may not be able to realize the benefit of the contract. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform. Even if we do accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions and the contractual terms of the transactions. During periods of declining commodity prices, our derivative contract receivable positions generally increase, which increases our counterparty credit exposure. If any of our counterparties were to default on their obligations under a derivative contract, such a default could have a material adverse effect on our liquidity and results of operations, and could result in a larger percentage of our future production being subject to commodity price changes or increase the likelihood that our hedging strategy may not achieve its intended strategic purpose.
Our derivative activities could result in financial losses or could reduce our income.
Because crude oil and natural gas prices are subject to volatility, we may periodically enter into price-risk-management transactions such as fixed-rate swaps, costless collars, puts, calls and basis differential swaps to reduce our exposure to price declines associated with a portion of our oil and natural gas production and thereby achieve a more predictable cash flow. The use of these arrangements limits our ability to benefit from increases in the prices of crude oil and natural gas. Our derivative arrangements may apply to only a portion of our production, thereby providing only partial protection against declines in crude oil and natural gas prices.
These arrangements may expose us to the risk of financial loss in certain circumstances, including instances in which production is less than expected, our customers fail to purchase contracted quantities of crude oil and natural gas or a sudden, unexpected event materially impacts crude oil or natural gas prices.
The terms of the Credit Facility may restrict our operations, particularly our ability to respond to changes or to take certain actions.
The Credit Facility contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability, subject to satisfaction of certain conditions, to:
•	incur additional indebtedness and guarantee indebtedness;
•	pay dividends or make other distributions or repurchase or redeem capital stock;
•	prepay, redeem or repurchase certain debt;
•	issue certain preferred stock or similar equity securities;
•	make loans and investments;
•	sell assets;
•	incur liens;
•	enter into transactions with affiliates;
•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and
•	consolidate, amalgamate, merge or sell all or substantially all of our assets.
In addition, the restrictive covenants in the Credit Facility require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we may be unable to meet them. A breach of the covenants or restrictions under the Credit Facility could result in an event of default under the Credit Facility. Such a default may allow the lenders to accelerate the indebtedness thereunder and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.
As a result of the restrictions contained in the Credit Facility, we may be limited in how we conduct our business, unable to raise additional debt or equity financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities. These restrictions may further affect our ability to grow in accordance with our strategy. In addition, our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of our current and future financing.
Our level of indebtedness may increase, reducing our financial flexibility.
We intend to fund our capital expenditures in 2021 through cash flow from operations and from borrowings under the Credit Facility and, if necessary, through debt or equity financings. Our ability to make the necessary capital investment to maintain or expand our asset base and develop oil and natural gas reserves will be impaired if cash flow from operations is reduced and external sources of capital become limited or unavailable. If we incur additional debt for these or other purposes, the related risks that we now face could intensify and we could face additional risks. Our level of debt could adversely affect our business and results of operations in several important ways, including the following:
•	a portion of our cash flow from operations would be used to pay interest on borrowings;
•
the covenants contained in our Credit Facility limit our ability to borrow additional funds, pay dividends, dispose of assets or issue shares of preferred stock and otherwise may affect our flexibility in planning for, and reacting to, changes in general business and economic conditions;

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;
•	a leveraged financial position would make us more vulnerable to economic downturns and decreases in commodity prices and could limit our ability to withstand competitive pressures; and
•	debt that we incur under our Credit Facility will be at variable rates, which could make us vulnerable to an increase in interest rates.
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under applicable debt instruments, which may not be successful.
Our ability to make scheduled payments on or to refinance our indebtedness obligations, including the Credit Facility, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flow and capital resources are insufficient to fund debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness which would have a material adverse effect on our business and operations.
We may also, from time to time, repurchase or otherwise retire our debt. Such activities, if any, will depend on prevailing market conditions, contractual restrictions and other factors, and the amounts involved may or may not be material.

Risks Related to Regulatory Matters
If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.
Under Section 404(a) of the Sarbanes-Oxley Act our management is required to assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Once we are no longer an emerging growth company, Section 404(b) of the Sarbanes-Oxley Act will require our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting.
In our Form 10-Q for the quarter ended September 30, 2020, we previously reported a material weakness relating to the operating effectiveness of controls over significant and unusual transactions – specifically relating to restructuring-related matters. This error was identified and corrected prior to the filing of our Form 10-Q but could have resulted in a material misstatement of the financial statements. During 2020, our management completed remediation measures related to this material weakness and concluded that our internal control over financial reporting was effective as of December 31, 2020. Completion of remediation does not provide assurance that our internal controls will continue to operate effectively.
If further material weaknesses are discovered, our financial statements could contain additional errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results or cause our auditors to issue a qualified audit report. If we are unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price.
Our operations are subject to health, safety and environmental laws and regulations that may expose us to significant costs and liabilities.
The conduct of exploring for, and producing oil, natural gas and NGLs may expose our personnel and other third parties to potentially dangerous working environments. Occupational health and safety legislation and regulations differ in each jurisdiction. If any of our employees suffer injury or death, compensation payments or fines may have to be paid, and such circumstances could result in the loss of a license or permit required to carry on the business, or other legislative sanction, all of which have the potential to materially and adversely affect our business, results of operations and financial condition.
There is an inherent risk of incurring significant environmental costs and liabilities in the performance of our operations, some of which may be material, due to our handling of petroleum hydrocarbons and wastes, our emissions to air and water, the underground injection or other disposal of our wastes and historical industry operations and waste disposal practices. Under certain environmental laws and regulations, we may be liable, regardless of whether we were at fault, for the full cost of removing or remediating contamination, even when multiple parties contributed to the release and the contaminants were released in compliance with all applicable laws. In addition, accidental spills or releases on our properties may expose us to significant liabilities that could have a material adverse effect on our financial condition and results of operations. Aside from government agencies, the owners of properties where our wells are located, the operators of facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal and other private parties may be able to sue us to enforce compliance with environmental laws and regulations, as well as collect penalties for violations or obtain damages for any related personal injury or property damage. Some sites we operate are located near current or former third-party oil and natural gas operations or facilities, and there is a risk that contamination has migrated from those sites to ours. Changes in environmental laws and regulations occur frequently. For instance, in January 2021, the current administration issued an executive order directing all federal agencies to review and take action to address any federal regulations, orders, guidance documents, policies and any similar agency actions promulgated during the prior administration that may be inconsistent with the current administration’s policies. As a result, it is unclear the degree to which certain recent regulatory developments may be modified or rescinded and any changes that result in more stringent or costly material handling, emission, waste management or clean-up requirements could require us to make significant expenditures to attain and maintain compliance or may otherwise materially and adversely affect our business, results of operations and financial condition. We may not be able to recover some or any of these costs from insurance.
In addition, our operations and financial performance may be adversely affected by governmental action, including delay, inaction, policy change or the introduction of new, or amendment of or changes in interpretation of existing legislation or regulations, particularly in relation to access to infrastructure, environmental regulation (including in respect of carbon emissions and management), royalties and production and exploration licensing. Federal and state regulators are increasingly targeting greenhouse gas emissions from oil and gas operations. While these regulatory efforts are evolving, they may require the installation of emission controls or mandate other action that may result in increased costs of operation, delay, uncertainty or exposure to liability.
Hydraulic fracturing has recently come under increased scrutiny and could be the subject of further regulation that could impact the timing and cost of development.
Hydraulic fracturing is an important and commonly used process in the completion of unconventional crude oil and natural gas wells. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into deep rock formations to stimulate crude oil or natural gas production. Currently, hydraulic fracturing is primarily regulated in the United States at the state level, which generally focuses on regulation of well design, pressure testing and other operating practices. However, some states and local jurisdictions across the United States, including states in which we operate, have begun adopting more restrictive regulation, including measures such as:
•	required disclosure of chemicals used during the hydraulic fracturing process;
•	restrictions on wastewater disposal activities;
•	required baseline and post-drilling sampling of water supplies in close proximity to hydraulic fracturing operations;
•	new municipal or state land use regulations, such as changes in setback requirements, which may restrict drilling locations or related activities;
•	financial assurance requirements, such as the posting of bonds, to secure site restoration obligations; and
•	local moratoria or even bans on crude oil and natural gas development utilizing hydraulic fracturing in some communities.
The Texas Railroad Commission recently adopted rules and regulations requiring that the well operator disclose the list of chemical ingredients subject to the requirements of the federal Occupational Safety and Health Act (“OSHA”) for disclosure on an internet website and also file the list of chemicals with the Texas Railroad Commission with the well completion report. The total volume of water used to hydraulically fracture a well also must be disclosed to the public and filed with the Texas Railroad Commission. Any increased federal, state, local, foreign, or international regulation of hydraulic fracturing could reduce the volume of reserves that we can economically recover, which could materially and adversely affect our revenues and results of operations.
At the U.S. federal level, the EPA has asserted federal regulatory authority pursuant to the SDWA over certain hydraulic fracturing activities involving the use of diesel fuels and published permitting guidance in February 2014 addressing the performance of such activities. Also, in May 2014, the EPA issued an Advance Notice of Proposed Rulemaking to collect data on chemicals used in hydraulic fracturing operations under Section 8 of the Toxic Substances Control Act. To date, no other action has been taken. Further, the EPA finalized regulations under the CWA in June 2016 that prohibit wastewater discharges from hydraulic fracturing and certain other natural gas operations to publicly owned wastewater treatment plants. Also, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances,” noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits.

In addition, the BLM finalized rules in March 2015 that impose new or more stringent standards for performing hydraulic fracturing on federal and American Indian lands (which was challenged in a U.S. federal trial court, resulting in a decision in June 2016 against the rule, an appeal of that decision, and a U.S. federal appeals court ruling in September 2017 dismissing the appeals and vacating the trial court decision). The BLM rescinded the rule in December 2017.
There has been increasing public controversy regarding hydraulic fracturing with regard to the use of fracturing fluids, impacts on drinking water supplies, use of water and the potential for impacts on surface water, and groundwater, the potential for the disposal of produced water in underground formations to trigger earthquakes, and effects on the environment generally. A number of lawsuits and enforcement actions have been initiated across the country relating to hydraulic fracturing practices. If new laws or regulations that significantly restrict hydraulic fracturing are adopted, such laws could make it more difficult or costly for us to perform fracturing to stimulate production from tight formations as well as make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. In addition, if hydraulic fracturing is further regulated at the federal or state level, our fracturing activities could become subject to additional permitting and financial assurance requirements, more stringent construction specifications, increased monitoring, reporting and recordkeeping obligations, plugging and abandonment requirements and also to attendant permitting delays and potential increases in costs. Such legislative changes could cause us to incur substantial compliance costs, and compliance or the consequences of any failure to comply by us could have a material adverse effect on our financial condition and results of operations. At this time, it is not possible to estimate the impact on our business of newly enacted or potential federal or state legislation governing hydraulic fracturing.
Should we fail to comply with all applicable FERC administered statutes, rules, regulations and orders, we could be subject to substantial penalties and fines.
Under the Domenici-Barton Energy Policy Act of 2005 (“EP Act of 2005”), the Federal Energy Regulatory Commission (“FERC”) has civil penalty authority under the Natural Gas Act of 1938 (the “NGA”) and the Natural Gas Policy Act (“NGPA”) to impose penalties for current violations of up to approximately $1.3 million per day for each violation and disgorgement of profits associated with any violation. While our operations have not been regulated by FERC as a natural gas company under the NGA, FERC has adopted regulations that may subject certain of our otherwise non-FERC jurisdictional operations to FERC annual reporting and posting requirements. We also must comply with the anti-market manipulation rules enforced by FERC. Additional rules and legislation pertaining to those and other matters may be considered or adopted by FERC from time to time. Failure to comply with those regulations in the future could subject us to civil penalty liability.
Conservation measures and technological advances could reduce demand for crude oil, natural gas and NGLs.
Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to crude oil, natural gas and NGLs, technological advances in fuel economy and energy generation devices could reduce demand for crude oil, natural gas and NGLs. The impact of the changing demand for crude oil, natural gas and NGLs services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our ability to produce crude oil and natural gas economically and in commercial quantities could be impaired if we are unable to acquire adequate supplies of water for our drilling operations or are unable to dispose of or recycle the water we use economically and in an environmentally safe manner.
Drilling activities require the use of water. For example, the hydraulic fracturing process that we employ to produce commercial quantities of oil and natural gas from many reservoirs, including in the Eagle Ford, requires the use and disposal of significant quantities of water. In certain areas, there may be insufficient local aquifer capacity to provide a source of water for drilling activities due to drought conditions. Water must be obtained from other sources and transported to the drilling site. The effects of climate change may further exacerbate water scarcity in certain regions. If we are unable to obtain water to use in our operations from local sources, we may be unable to economically produce our reserves, which could have an adverse effect on our financial condition, results of operations and cash flows.

Our inability to secure sufficient amounts of water, or to dispose of or recycle the water used in our operations, could adversely impact our operations in certain areas. Moreover, the imposition of new environmental initiatives and regulations could include restrictions on our ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other materials associated with the exploration, development or production of crude oil and natural gas. In particular, regulatory focus on disposal of produced water and drilling waste through underground injection has increased because of alleged links between such injection and regional seismic impacts in disposal areas. For example, regulators in some states, including Texas, have responded to the potential concern that the injection of produced water (and other waste water from oil and gas operations) into underground disposal wells may trigger seismic activity.
Compliance with environmental regulations and permit requirements governing the withdrawal, storage, use and discharge of surface water or groundwater necessary for hydraulic fracturing of wells may increase our operating costs and cause delays, interruptions or termination of our operations, the extent of which cannot be predicted, all of which could materially and adversely affect our business, results of operations and financial condition.
Climate change laws and regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the crude oil and natural gas that we produce while the physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.
In connection with the EPA finding that emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”) present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the Clean Air Act (“CAA”) that, among other things, require reduced GHG emissions from certain large stationary sources, and the monitoring and reporting of GHG emissions from specified onshore and offshore oil and gas production sources in the United States on an annual basis, which include certain of our operations. In May 2016, the EPA released final regulations intended to reduce methane emissions from the oil and gas industry, including throughout the natural gas supply chain. The regulations could affect us indirectly by affecting our customer base or by directly regulating our operations. In either case, increased costs of operation and exposure to liability could result. In September 2020, the EPA finalized amendments to the 2016 regulations that removed the transmission and storage segments from the oil and natural gas source category and rescinded the methane-specific requirements for production and processing facilities. However, as discussed above, the current administration issued an executive order in January 2021 called on the EPA to, among other things, consider a proposed rule suspending, revising or rescinding the deregulatory amendments by September 2021. As a result, we cannot predict the scope of any final methane regulatory requirements or the costs of complying with such requirements. The EPA also finalized rules in 2016 that clarify when crude oil and natural gas sites should be aggregated for purposes of air permitting, which could increase our compliance and permitting costs.
In addition, Congress has considered legislation to restrict or regulate emissions of greenhouse gases, such as carbon dioxide and methane that are understood to contribute to global warming. Energy legislation and other initiatives continue to be proposed that may be relevant to greenhouse gas emissions issues. In December 2016, the United States was one of 175 countries to adopt the Paris Agreement at the 21st Conference of Parties, which requires member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals, every five years beginning in 2020. On October 4, 2016, the E.U. ratified the Paris Agreement, thus meeting the threshold for the agreement to come into force. On June 1, 2017, President Trump announced that the United States planned to withdraw from the Paris Agreement and to seek negotiations either to reenter the Paris Agreement on different terms or establish a new framework agreement. President Trump formally initiated the withdrawal process in November 2019, which resulted in an effective exit date of November 2020. However, the Biden administration issued executive orders recommitting the United States to the Paris Agreement that, among other things, commenced the process for the U.S. reentering the Paris Agreement. The U.S. officially rejoined the Paris Agreement on February 19, 2021.
The aforementioned 2021 Climate Change Executive Order directed the Secretary of the Interior to pause new oil and natural gas leasing on public lands or in offshore waters pending completion of a comprehensive review of the federal permitting and leasing practices, consider whether to adjust royalties associated with coal, oil, and gas resources extracted from public lands and offshore waters, or take other appropriate action, to account for corresponding climate costs. The 2021 Climate Change Executive Order also directs the federal government to identify

“fossil fuel subsidies” to take steps to ensure that, to the extent consistent with applicable law, federal funding is not directly subsidizing fossil fuels. Legal challenges to the suspension have already been filed and are currently pending. The administration’s other January 2021 executive order established an Interagency Working Group on the Social Cost of Greenhouse Gases (“Working Group”) to, among other things, develop methodologies for calculating the “social cost of carbon,” “social cost of nitrous oxide” and “social cost of methane.” Final recommendations from the Working Group are due no later than January 2022. Given the long-term trend toward increasing regulation, future federal GHG regulations of the oil and gas industry remain a possibility.
Further regulation of air emissions, as well as uncertainty regarding the future course of regulation, could eventually reduce the demand for oil and natural gas. As previously mentioned, the current administration issued an executive order in January 2021 calling for substantial action on climate change, including, among other things, the increased use of zero-emissions vehicles by the federal government, the elimination of subsidies provided to the fossil fuel industry, and increased emphasis on climate-related risks across agencies and economic sectors. Other actions that could be pursued include more restrictive requirements for the development of pipeline infrastructure, as well as more restrictive GHG emissions limitations for oil and gas facilities.
Increased attention to ESG matters and conservation measures may adversely impact our business.
Increasing attention to climate change, societal expectations on companies to address climate change, investor and societal expectations regarding voluntary ESG disclosures, and consumer demand for alternative forms of energy may result in increased costs, reduced demand for our products, reduced profits, increased investigations and litigation, and negative impacts on our stock price and access to capital markets. Increasing attention to climate change and environmental conservation, for example, may result in demand shifts for oil and natural gas products and additional governmental investigations and private litigation against us. To the extent that societal pressures or political or other factors are involved, it is possible that such liability could be imposed without regard to our causation of or contribution to the asserted damage, or to other mitigating factors.
Moreover, while we create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters.
In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on our stock price and our access to and costs of capital. Also, institutional lenders may decide not to provide funding for fossil fuel energy companies based on climate change related concerns, which could affect our access to capital for potential growth projects.
Recent federal legislation could have an adverse impact on our ability to use derivative instruments to reduce the effects of commodity prices, interest rates and other risks associated with our business.
Historically, we have entered into a number of commodity derivative contracts in order to hedge a portion of our crude oil and natural gas production. The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) provides for federal oversight of the over-the-counter (“OTC”) derivatives market and entities that participate in that market. The Dodd-Frank Act mandates that the US Commodity Futures Trading Commission (“CFTC”), the US Securities and Exchange Commission (“SEC”) and the prudential regulators adopt regulations implementing the derivatives-related provisions of the Dodd-Frank Act. While most of these regulations are already in effect, the implementation process is still ongoing and the CFTC continues to review and refine its initial rulemakings through additional interpretations and supplemental rulemakings. As a result, we cannot yet predict the ultimate effect of the regulations on our business and while most of the regulations have been adopted, any new regulations or modifications to existing regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less creditworthy counterparties.

If we are limited in our use of derivatives in the future as a result of the Dodd-Frank Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures.
The CFTC has re-proposed position limits for certain futures and option contracts in the major energy markets, and for swaps that are their economic equivalents. Certain bona fide hedging transactions would be exempt from these position limits, provided that various conditions are satisfied. The CFTC has also finalized a related aggregation rule that requires market participants to aggregate their positions with certain other persons under common ownership and control, unless an exemption applies, for purposes of determining whether the position limits have been exceeded. If adopted, the revised position limits rule and its finalized companion rule on aggregation may have an impact on our ability to hedge exposure to price fluctuation of certain commodities. In addition to the CFTC federal position limit regime, designated contract markets (“DCMs”) also have established position limit and accountability regimes. We may have to modify trading decisions or liquidate positions to avoid exceeding such limits or at the direction of the exchange to comply with accountability levels. Further, any such position limit regime, whether imposed at the federal-level or at the DCM-level may impose added operating costs to monitor compliance with such position limit levels, addressing accountability level concerns and maintaining appropriate exemptions, if applicable.
The CFTC has finalized other regulations, including critical rulemakings on the “swap” and “swap dealer” definitions, swap dealer registration, swap data reporting and mandatory clearing, among others. The Dodd-Frank Act and CFTC rules require that certain classes of swaps be cleared on a derivatives clearing organization and traded on a regulated exchange, unless exempt from such clearing and trading requirements, which could result in the application of certain margin requirements imposed by derivatives clearing organizations and their members. The CFTC and prudential regulators also recently adopted mandatory margin requirements for uncleared swaps entered into between swap dealers and certain other counterparties. We expect to qualify for and rely upon an end-user exception from the mandatory clearing and trade execution requirements for swaps entered into to hedge our commercial risks, in which case we would also qualify for an exemption from the uncleared swaps margin requirements. However, the application of the mandatory clearing and trade execution requirements and the uncleared swaps margin requirement to other market participants, such as swap dealers, may adversely affect the cost and availability of the swaps that we use for hedging.
In addition to the Dodd-Frank Act, the European Union and other foreign regulators have adopted and are implementing local reforms generally comparable with the reforms under the Dodd-Frank Act. Implementation and enforcement of these regulatory provisions may reduce our ability to hedge our market risks with non-US counterparties and may make transactions involving cross-border swaps more expensive and burdensome. Additionally, the lack of regulatory equivalency across jurisdictions may increase compliance costs and make it more difficult to satisfy our regulatory obligations.
The new legislation and any new regulations could:
•	significantly increase the cost of some derivative contracts (including through requirements to post collateral that could adversely affect our available liquidity);
•	materially alter the terms of some derivative contracts;
•	reduce the availability of some derivatives to protect against risks we encounter;
•	reduce our ability to monetize or restructure our existing derivative contracts; and
•	potentially increase our exposure to less creditworthy counterparties.
If we reduce our use of derivatives as a result of the new legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Increased volatility may make us less attractive to certain types of investors. Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of crude oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to crude oil and natural gas. If the new legislation and regulations result in lower commodity prices, our revenues could be adversely affected. Any of these consequences could adversely affect our financial condition and results of operations.

Potential future legislation or the imposition of new or increased taxes or fees may generally affect the taxation of natural gas and oil exploration and development companies and may adversely affect our operations and cash flows.
In past years, federal and state level legislation has been proposed that, if enacted into law, would make significant changes to tax laws, including to certain key U.S. federal and state income tax provisions currently available to natural gas and oil exploration and development companies. For example, President Biden has set forth several tax proposals that would, if enacted into law, make significant changes to U.S. tax laws. Such proposals include, but are not limited to, (i) an increase in the U.S. income tax rate applicable to corporations and (ii) the elimination of tax subsidies for fossil fuels. Congress could consider some or all of these proposals in connection with tax reform to be undertaken by the Biden administration. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. Additionally, states in which we operate or own assets may impose new or increased taxes or fees on natural gas and oil extraction. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws or the imposition of new or increased taxes or fees on natural gas and oil extraction could adversely affect our operations and cash flows.
Risks Related to Strategic Transactions
We may be subject to risks in connection with acquisitions, and the integration of significant acquisitions may be difficult.
In accordance with our business strategies, we periodically evaluate acquisitions of reserves, properties, prospects and leaseholds and other strategic transactions that appear to fit within our overall business strategy. The successful acquisition of producing properties requires an assessment of several factors, including:
•	recoverable reserves;
•	future crude oil and natural gas prices and their appropriate differentials;
•	development and operating costs; and
•	potential environmental and other liabilities.
The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and potential recoverable reserves. Inspections may not always be performed on every well, and environmental problems may not be observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis.
Significant acquisitions and other strategic transactions may also involve other risks, including:
•	diversion of our management’s attention to evaluating, negotiating and integrating significant acquisitions and strategic transactions;
•
the challenge and cost of integrating acquired operations, information management and other technology systems and business cultures with those of our operations while carrying on our ongoing business;

•	difficulty associated with coordinating geographically separate organizations; and
•	the challenge of attracting and retaining personnel associated with acquired operations.
The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of our business. Our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business. If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.
In addition, even if we successfully integrate an acquisition, it may not be possible to realize the full benefits we may expect, including with respect to estimated proved reserves, production volume or cost savings from operating synergies, within our expected time frame. Anticipated benefits of an acquisition may also be offset by operating losses relating to changes in commodity prices in crude oil and natural gas industry conditions, risks and uncertainties relating to the exploratory prospects of the combined assets or operations, or an increase in operating or other costs or other difficulties. Failure to realize the benefits we anticipate from an acquisition may materially and adversely affect our business, results of operations and financial condition.
We have elected not to be subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), regulating corporate takeovers.
In general, the provisions of Section 203 of the DGCL prohibit a Delaware corporation, including those whose securities are listed for trading on the OTCQX Best Market, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
•	prior to such time, the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by our board of directors;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain specified shares); or

•
on or after such time the business combination is approved by our board of directors and authorized at a meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL permits a Delaware corporation to elect not to be governed by the provisions of Section 203. Pursuant to our certificate of incorporation, we expressly elected not to be governed by Section 203. Accordingly, we are not subject to any anti-takeover effects or protections of Section 203 of the DGCL, although no assurance can be given that we will not elect to be governed by Section 203 of the DGCL pursuant to an amendment to our certificate of incorporation in the future.
Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.
Certain provisions in our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:
•	requiring advance notice of stockholder intention to put forth director nominees or bring up other business at a stockholders’ meeting;
•
requiring written approval of our stockholders holding at least 60% of the total voting power of the then outstanding shares of our common stock (and the outstanding shares of any series of preferred stock of the Company entitled to vote with the Common Stock, voting together as a single class) in order for stockholders to adopt, amend or repeal any provision of our bylaws or certificate of incorporation; and

•
providing that the number of directors shall be fixed from time to time by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships) or by the stockholders. Newly created directorships resulting from any increase in our authorized number of directors will be filled only by (i) a majority vote of our board of directors then in office, whether or not such directors number less than a quorum, (ii) a plurality vote of the holders of shares of our common stock (including shares of any series of preferred stock entitled to vote in an election of directors) at a duly called meeting of stockholders, or (iii) by written consent of holders of a majority of the shares of our common stock (including shares of any series of preferred stock entitled to vote in an election of directors). Directors so chosen shall hold office for the remainder of the full term to which the new directorship is allocated, and until such director’s successor shall have been elected and qualified or until such director’s earlier death, resignation or removal.

Risks Related to Our Emergence from Chapter 11 Bankruptcy
We recently emerged from bankruptcy, which could adversely affect our business and relationships.
It is possible that our having filed for bankruptcy and our recent emergence from the Chapter 11 bankruptcy proceedings could adversely affect our business and relationships with customers, vendors, contractors, employees or suppliers. Due to uncertainties, many risks exist, including the following:
•	key suppliers could terminate their relationship or require financial assurances or enhanced performance;
•	the ability to renew existing contracts and compete for new business may be adversely affected;
•	the ability to attract, motivate and/or retain key executives and employees may be adversely affected;
•	employees may be distracted from performance of their duties or more easily attracted to other employment opportunities; and
•	competitors may take business away from us, and our ability to attract and retain customers may be negatively impacted.
The occurrence of one or more of these events could have a material and adverse effect on our operations, financial condition and reputation. We cannot assure you that having been subject to bankruptcy protection will not adversely affect our operations in the future.
Our actual financial results after emergence from bankruptcy are not comparable to our historical financial information as a result of the implementation of the Plan and the transactions contemplated thereby and our adoption of fresh start accounting.
In connection with the disclosure statement we filed with the Bankruptcy Court (the “Disclosure Statement”), and the hearing to consider confirmation of the Plan, we prepared projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan and our ability to continue operations upon our emergence from bankruptcy. Those projections were prepared solely for the purpose of the bankruptcy proceedings and have not been, and will not be, updated on an ongoing basis and should not be relied upon by investors. Although the financial projections disclosed in our Disclosure Statement represent our view based on then current known facts and assumptions about the future operations of the Company there is no guarantee that the financial projections will be realized. We may not be able to meet the projected financial results or achieve projected revenues and cash flows assumed in projecting future business prospects. To the extent we do not meet the projected financial results or achieve projected revenues and cash flows, we may lack sufficient liquidity to continue operating as planned and may be unable to service our debt obligations as they come due or may not be able to meet our operational needs. Any one of these failures may preclude us from, among other things, taking advantage of future opportunities and growing our businesses.
In addition, upon our emergence from bankruptcy, we adopted fresh start accounting, as a consequence of which we allocated the reorganization value to our individual assets based on their estimated fair values. Accordingly, our financial condition and results of operations from and after the fresh start date are not comparable to the financial condition or results of operations reflected in our historical financial statements. Further, as a result of the implementation of the Plan and the transactions contemplated thereby, our historical financial information may not be indicative of our future financial performance.
Upon our emergence from bankruptcy, the composition of our board of directors changed significantly.
Pursuant to the Plan, the composition of the board of directors changed significantly. Upon emergence, the board of directors is now made up of five directors, of which four will not have previously served on the board of directors. The new directors have different backgrounds, experiences and perspectives from those individuals who previously served on the board of directors and, thus, may have different views on the issues that will determine the future of the Company. There is no guarantee that the new board will pursue, or will pursue in the same manner, our current strategic plans. As a result, the future strategy and plans of the Company may differ materially from those of the past.

Our ability to use our net operating loss carryforwards (“NOLs”) may be limited as a result of our emergence from bankruptcy.
In general, Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”), generally imposes an annual limitation on the amount of taxable income that may be offset by NOLs when a corporation has undergone an “ownership change” (as determined under Section 382). Generally, a change of more than 50% in the ownership of a corporation’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. Any unused annual limitation may be carried over to later years. Our emergence from Chapter 11 bankruptcy proceedings resulted in a change in ownership for purposes of the Section 382, which may limit our ability to utilize out NOLs to offset future taxable income.
The limitations arising from our prior ownership change or from any ownership change that may arise in the future may prevent utilization of our NOLs prior to their expiration. Future ownership changes or regulatory changes could further limit our ability to utilize our NOLs. To the extent we are not able to offset our future income with our NOLs, this could adversely affect our operating results and cash flows if we attain profitability.
Risks Related to Other General Factors
The loss of any of our key personnel could adversely affect our business, financial condition, the results of operations and future growth.
We are reliant on a number of key members of our executive management team, and we do not have employment agreements with any of them. Loss of such personnel may have an adverse effect on our performance. Certain areas in which we operate are highly competitive regions and competition for qualified personnel is intense. We may be unable to hire suitable field personnel for our technical team or there may be periods of time where a particular position remains vacant while a suitable replacement is identified and appointed. Our ability to manage our growth will require us to continue to train, motivate and manage our employees and to attract, motivate and retain additional qualified personnel. We may not be successful in attracting and retaining the personnel required to grow and operate our business profitably.
Acts of terrorism (including eco-terrorism and cyber-attacks) could have a material adverse effect on our financial condition, results of operations and cash flows.
Our assets and operations, and the assets and operations of our providers of gas gathering, processing, transportation and fractionation services, may be targets of terrorist activities (including eco-terrorist and cyber-terrorist activities) that could disrupt our business or cause significant harm to our operations, such as full or partial disruption to our ability to produce, process, transport, market or distribute natural gas, NGLs and oil. Acts of terrorism, as well as events occurring in response to or in connection with acts of terrorism, could cause environmental and other repercussions that could result in a significant decrease in revenues or significant reconstruction or remediation costs, which could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, acts of terrorism, and the threat of such acts, could result in volatility in the prices for natural gas, NGLs and oil and could affect the markets for such commodities.
Our business could be negatively impacted by security threats, including cyber-security threats, and other disruptions.
As an oil and natural gas producer, we face various security threats, including cyber-security threats to gain unauthorized access to sensitive information or to render data or systems unusable, threats to the safety of our employees, threats to the security of our facilities and infrastructure or third-party facilities and infrastructure, such as processing plants and pipelines, and threats from terrorist acts. Cyber-security attacks in particular are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. Although we utilize various procedures and controls to monitor and protect against these threats and to mitigate our exposure to such threats, there can be no assurance that these procedures and controls will be sufficient in preventing security threats from materializing. If any of these events were to materialize, they could lead to losses of sensitive information, critical infrastructure, personnel or capabilities essential to our operations and could have a material adverse effect on our reputation, financial position, results of operations or cash flows.

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, if the Court of Chancery shall not have jurisdiction, another state court located within the state of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), shall be the sole and exclusive forum for any stockholder of the Company (including a beneficial owner of stock) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine, except as to each of (i) through (iv) above, subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. The foregoing provision does not apply to claims under the Securities Act, the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.
Item 1B.	Unresolved Staff Comments.
None.
Item 2.	Properties.
Information regarding our oil and gas properties is included in Item 1. Business under Overview - Our Eagle Ford Shale Properties, Non-Core Properties, Oil and Natural Gas Data, and Oil and Natural Gas Production Prices and Costs above and in Note 1, Basis of Presentation — Acquisitions and Divestitures of the Notes to our Consolidated Financial Statements included in Item 8.
Item 3.	Legal Proceedings.
From time to time, we are party to certain legal actions and claims arising in the ordinary course of business. While the outcome of these events cannot be predicted with certainty, management does not expect these matters to have a materially adverse effect on our financial position or results of operations.
Chapter 11 Proceedings
On September 30, 2020, Lonestar Resources US Inc. and 21 of its directly and indirectly owned subsidiaries filed petitions for reorganization in a voluntary bankruptcy under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas under the caption In re Lonestar Resources US Inc., et al., Case No. 20-34805. On November 12, 2020, the Bankruptcy Court entered the Confirmation Order and on November 30, 2020, the Plan became effective in accordance with its terms and the Company emerged from the Chapter 11 bankruptcy proceedings. In December 2020, the Bankruptcy Court closed the chapter 11 cases of each of Lonestar Resources US Inc. and 20 of its directly and indirectly owned subsidiaries. The chapter 11 case captioned In re Lonestar Resources US Inc., et al., Case No. 20-34805 will remain pending until the final resolution of all outstanding claims.
Item 4.	Mine Safety Disclosures.
Not applicable.

PART II
Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Our Predecessor's common stock was traded on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “LONE” until October 12, 2020. On October 1, 2020, the Predecessor received a letter from the NASDAQ notifying it that, as a result of the Chapter 11 Cases and in accordance with NASDAQ rules, the Predecessor's securities would be delisted at the opening of business on October 12, 2020. On October 12, 2020, the Predecessor's common stock commenced trading on the OTC Bulletin Board or “pink sheets” under the symbol “LONEQ”. NASDAQ filed a Form 25 on October 27, 2020 to delist the Predecessor's common stock which went into effect ten days after it was filed. On the Effective Date of November 30, 2020, all existing shares of our Predecessor's common stock were cancelled and we, as the Successor company, issued approximately 10.0 million shares of new common stock. Effective January 25, 2021, we commenced trading on the OTCQX Best Market under the symbol “LONE.”
We currently intend to retain any earnings to fund the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock for the foreseeable future. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. Moreover, if we determine to pay any dividend on common stock in the future, there can be no assurance that we will continue to pay such dividends. In addition, under our debt agreements, we are not permitted to pay cash dividends on our common stock without the prior written consent of the lenders.
Purchase of Equity Securities by the Issuer and Affiliated Purchasers
None during the fourth quarter of 2020.
Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and Notes thereto included in Item 8, Financial Statements and Supplementary Information. Our discussion and analysis includes forward-looking information that involves risks and uncertainties and should be read in conjunction with Risk Factors under Item 1A of this Form 10-K, along with Forward-Looking Information at the end of this section for information on the risks and uncertainties that could cause our actual results to be materially different from our forward-looking statements.
Certain prior year financial statements are not comparable to our current year financial statements due to the adoption of fresh start accounting. References to “Successor” relate to the financial position and results of operations of the reorganized Company subsequent to November 30, 2020. References to “Predecessor” relate to the financial position and results of operations of the Company prior to, and including, November 30, 2020.
Overview
Lonestar Resources US Inc.is an independent exploration and production company with 79.2 MMBOE of estimated proved oil and natural gas reserves as of December 31, 2020, of which 74% is oil and NGLs. Our operations are focused on the exploration, development and production of unconventional oil, natural gas liquids and natural gas in the Eagle Ford Shale (the “Eagle Ford”) play in South Texas.
Emergence from Voluntary Reorganization under Chapter 11
On September 30, 2020 (the “Petition Date”), Lonestar Resources US Inc., along with certain of its wholly-owned subsidiaries Lonestar Resources Intermediate Inc., LNR America Inc., Lonestar Resources America Inc., Amadeus Petroleum Inc., Albany Services, L.L.C., T-N-T Engineering, Inc., Lonestar Resources Inc., Lonestar Operating, LLC, Poplar Energy, LLC, Eagleford Gas, LLC, Eagleford Gas 2, LLC, Eagleford Gas 3, LLC, Eagleford Gas 4, LLC, Eagleford Gas 5, LLC, Eagleford Gas 6, LLC, Eagleford Gas 7, LLC, Eagleford Gas 8, LLC, Eagleford Gas 10, LLC, Eagleford Gas 11, LLC, Lonestar BR Disposal LLC, and La Salle Eagle Ford Gathering Line LLC (collectively, the “Debtors”) commenced voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy

Court for the Southern District of Texas (the “Bankruptcy Court”). The Chapter 11 Cases are being administered jointly under the caption In re Lonestar Resources US Inc., et al. Case No. 20-34805 (DRJ). Wholly-owned subsidiary, Boland Building, LLC, was not a Debtor and was not included in the Chapter 11 Cases.
In addition, on the Petition Date, the Debtors filed their Joint Prepackaged Plan of Reorganization with the Bankruptcy Court (the “Plan”). On November 12, 2020, the Bankruptcy Court entered its confirmation order (the “Confirmation Order”) approving and confirming the Plan. On November 30, 2020, (the “Effective Date”) the Plan became effective and was implemented in accordance with its terms.
On the Effective Date, the Company consummated the following reorganization transactions in accordance with the Plan:
•
Adopted an amended and restated its certificate of incorporation and bylaws, which reserved for issuance 90,000,000 shares of common stock, par value $0.001 per share, (the “New Common Stock”) and 10,000,000 shares of preferred stock, par value $0.001 per share;

•
Appointed a new board of directors to replace the Predecessor's directors, consisting of four new independent members: Richard Burnett, Gary D. Packer, Andrei Verona and Eric Long, and one continuing member: Frank D. Bracken, III, Lonestar's Chief Executive Officer;

•	Provided for the following settlement of claims and interests in the Predecessor as follows:
•	Holders of Prepetition RBL Claims received distributions of:
•	Cash in the amount of all accrued and unpaid interest;
•	A first-out senior secured revolving credit facility with total aggregate commitments of $225 million;
•	A second-out senior secured term loan credit facility in an amount equal to $60 million;
•	555,555 Tranche 1 warrants and 555,555 Tranche 2 warrants, reflecting up to a 10% ownership stake in the Successor company's equity interests;
•
Holders of Prepetition Notes Claims received distributions of a pro rata share of 96% of 10,000,149 shares of New Common Stock issued on the Effective Date, subject to dilution by a to-be-adopted management incentive plan (the “MIP”) and the new warrants);

•
Holders of Predecessor preferred equity interests received distributions of a pro rata share of 3% of the New Common Stock in the Successor company (subject to dilution by the MIP and the new warrants); and

•	Holders of Predecessor Class A common stock received distributions of a pro rata share of 1% of the New Common Stock in the Successor company (subject to dilution by the MIP and new warrants).
•	General unsecured creditors were paid in full in cash.
Fresh Start Accounting
Upon emergence from bankruptcy, the Company qualified for and adopted Fresh Start Accounting in accordance with ASC 852, which resulted in the Company becoming a new entity for financial reporting purposes because (1) the holders of the then existing voting shares of the Predecessor received less than 50 percent of the voting shares of the Successor upon emergence and (2) the reorganization value of the Company’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims.
All conditions required for the adoption of fresh-start accounting were met when the Plan became effective, on November 30, 2020. The implementation of the Plan and the application of fresh-start accounting materially changed the carrying amounts and classifications reported in the Company’s consolidated financial statements and resulted in the Company becoming a new entity for financial reporting purposes. As a result of the application of fresh-start accounting and the effects of the implementation of the Plan, the financial statements on or prior to the effective date are not comparable with financial statements after the Effective Date.
Upon the application of fresh-start accounting, the Company allocated the reorganization value to its individual assets and liabilities in conformity with ASC 805, Business Combinations (“ASC 805”). The amount of deferred income taxes recorded was determined in accordance with ASC 740, Income Taxes. Reorganization value represents the fair value of the Successor Company’s assets before considering liabilities. The Effective Date fair values of the Company’s assets and liabilities differ materially from their previously recorded values as reflected on the historical balance sheets.

Market Developments and Response to Commodity Price Declines
In January and February 2020, NYMEX WTI oil prices averaged in the mid-$50s per Bbl range before a precipitous decline in oil prices that began in early March 2020 due to the combination of the COVID-19 coronavirus (“COVID-19”) pandemic and the failure of the group of oil producing nations known as OPEC+ to reach an agreement over proposed oil production cuts. While oil prices have improved from the low points experienced during the second quarter of 2020, the concerns and uncertainties around the balance of supply and demand for oil are expected to continue for some time.
The precipitous decline in oil prices that began in the latter part of the first quarter of 2020 caused us to reassess our original plans for 2020, and as a result the Company adopted the following operational and financial measures:
1.	Reduced 2020 capital spending;
2.	Deferred the remainder of our 2020 drilling program through the end of the year;
3.	Implemented cost-reduction measures including negotiating reduced rates for water disposal, chemicals, rentals, and workovers;
4.	Shut in or stored approximately 4,700 BOE per day of production during late-April and all of May 2020, primarily at our oil-rich fields in our Central Eagle Ford Area; and
5.
Rebuilt our hedge portfolio starting October 2020 in anticipation of the Company's emergence from the Chapter 11 Proceedings. As of March 29, 2021 (Successor), we had oil derivative contracts in place for 2021 covering approximately 5,255 Bbls/d at an average price of $45.17 per Bbl. In addition, we currently have oil derivative contracts in place for 2022 consisting of 3,062 Bbls/d at an average price of $47.03 per Bbl. As of March 29, 2021 (Successor), we also had derivative contracts to hedge our 2021 natural gas production covering 13,251 MMBtu/d at a weighted average price of $3.02 per MMBtu. In addition, we currently have natural gas derivative contracts in place for 2022 consisting of 6,233 MMBtu/d at a weighted average price of $2.77 per MMBtu. We believe that these hedges help mitigate our exposure to oil and natural gas price volatility.

2020 Operational Highlights
As a result of Lonestar filing for bankruptcy and emerging from bankruptcy on November 30, 2020, our financial results are broken out between the Predecessor (the eleven months ended November 30, 2020) and the Successor period (the month ended December 31, 2020). For the Predecessor period, we recognized a net loss of $126.4 million attributable to common shareholders, and for the Successor period, we recognized a net loss of $0.7 million. The primary drivers of our financial net loss for the Predecessor period included the following:
•
Impairment of oil and gas properties of $199.9 million, of which $199.0 million was proved and $0.9 million was unproved. These impairments resulted from removing PUDs and probable reserves from future development plans due to the continued depressed commodity prices and the uncertainly of Company's liquidity situation at the time.

•
Reorganization items, net, resulted in an $73.5 million gain due to a gain on settlements of liabilities subject to compromise of $181.8 million, primarily representing the net impact of approximately $284.6 million of debt and accrued interest elimination, partially offset by fresh start accounting adjustments of $93.3 million and professional fees of $11.8 million.

On a comparative basis, we recognized net loss of $111.6 million, or $4.48 per diluted share, during 2019. The following reflects some of the primary drivers for our change in operating results between full-year 2020 and 2019:
•	Oil and natural gas revenues decreased by $78.8 million (40%), with 25% of the decrease due to lower commodity prices and 15% due to lower production;
•	Lease operating expenses decreased by $10.1 million (32%), primarily due to cost reduction measures in light of the low oil price environment;
•
Commodity derivative expense decreased by $94.6 million ($63.7 million of income during 2020 compared to $30.9 million of expense during 2019), resulting from a $27.9 million increase in cash receipts upon settlement and an incremental $66.7 million decrease in noncash fair value losses between periods; and

•	Impairment of oil and gas properties totaled $199.9 million during 2020 compared to $48.4 million during 2019. See Operating Results — Impairment of Oil and Gas Properties below for further details.

Pirate Divestiture
On March 22, 2019, we completed the divestiture of our Pirate assets in Wilson County for $12.3 million, before closing adjustments, to a private third-party. The assets were comprised of 3,400 net undeveloped acres, six producing wells, held seven proved undeveloped locations as of the closing date, and were producing approximately 200 BOE/d. We recognized a loss of $33.5 million during the first quarter of 2019 (Predecessor) in conjunction with the sale of the assets.
Operating Results
Certain of our operating results and statistics for each of the last two years are summarized below:
	Successor	Predecessor
In thousands, except per share and unit data	Month Ended December 31, 2020	Eleven months Ended November 30, 2020	Year Ended December 31, 2019
Operating results
Net loss attributable to common stockholders	$(716)	$(126,376)	$(111,563)
Net loss income per common share -- basic(1)	(0.07)	(5.00)	(4.48)
Net loss income per common share -- diluted(1)	(0.07)	(5.00)	(4.48)
Net cash provided by operating activities	12,987	88,236	80,322
Operating revenues
Oil	$8,112	$80,244	$157,873
NGLs	1,083	9,982	15,668
Natural gas	1,706	15,100	21,611
Total operating revenues	$10,901	$105,326	$195,152
Total production volumes by product
Oil (Bbls)	188,322	2,268,715	2,692,020
NGLs (Bbls)	88,385	1,061,515	1,368,340
Natural gas (Mcf)	552,341	7,643,360	8,896,561
Total barrels of oil equivalent (6:1)	368,764	4,604,123	5,543,120
Daily production volumes by product
Oil (Bbls/d)	6,075	6,772	7,375
NGLs (Bbls/d)	2,851	3,169	3,749
Natural gas (Mcf/d)	17,817	22,816	24,374
Total barrels of oil equivalent (BOE/d)	11,896	13,744	15,187
Average realized prices
Oil ($ per Bbl)	$43.08	$35.37	$58.64
NGLs ($ per Bbl)	12.25	9.40	11.45
Natural gas ($ per Mcf)	3.09	1.98	2.43
Total oil equivalent, excluding the effect from hedging ($ per BOE)	29.56	22.88	35.21
Total oil equivalent, including the effect from hedging ($ per BOE)	27.55	38.16	34.15
Operating and other expenses
Lease operating	$1,418	$20,435	$31,925
Gas gathering, processing and transportation	461	6,182	4,656
Production and ad valorem taxes	667	6,508	11,169
Depreciation, depletion and amortization	2,093	70,122	88,618
General and administrative	1,505	28,444	16,489
Interest expense	1,476	35,411	43,879
Operating and other expenses per BOE
Lease operating and gas gathering	$3.85	$4.44	5.76
Gas gathering, processing and transportation	1.25	1.34	0.84
Production and ad valorem taxes	1.81	1.41	2.01
Depreciation, depletion and amortization	5.68	15.23	15.99
General and administrative	4.08	6.18	2.97
Interest expense	4.00	7.69	7.92
(1)
Basic and diluted earnings per share are calculated using the two-class method for the Predecessor periods. See Footnote 1. Basis of Presentation in the Notes to Consolidated Financial Statements included in Item 8.

Production
The table below summarizes our daily production volumes for the years ended 2020 and 2019, and for each of the quarters of 2020:
	2020 Quarters				Year ended December 31,
	Q1	Q2	Q3	Q4	2020	2019	Change
Oil (Bbls/d)	7,236	6,365	7,190	6,064	6,713	7,375	(9)%
NGLs (Bbls/d)	3,335	2,939	3,325	2,968	3,142	3,749	(16)%
Natural Gas (Mcf/d)	23,191	24,211	23,424	18,773	22,393	24,374	(8)%
Total (BOE/d)	14,436	13,339	14,419	12,161	13,587	15,187	(11)%
Total production during 2020 averaged 13,587 BOE/d, a decrease of 11% compared to 2019. The annual decrease was primarily driven by curtailment of production during the second quarter of 2020 due to depressed commodity prices, as discussed above, and deferment of the drilling program in the third quarter of 2020 due to continued depressed commodity prices and preservation of liquidity while the Company went through reorganization.
Our production during 2020 was 73% oil and NGLs, approximately the same allocation as 2019.
Oil, NGL and Natural Gas Revenues
The table below summarizes our production revenues for 2020 and 2019:
	Successor	Predecessor
In thousands	One Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Oil	$8,112	$80,244	$157,873
NGLs	1,083	9,982	15,668
Natural Gas	1,706	15,100	21,611
Total operating revenues	$10,901	$105,326	$195,152
The changes in our oil, NGL and natural gas revenues are due to production quantities and commodity prices, as reflected in the following table (excluding any impact of our commodity derivative contracts):
	Year ended December 31, 2020 vs 2019
In thousands	Change in revenues	Percentage change in revenues
Change in oil, NGL and natural gas revenues due to:
Decrease in production	$(20,078)	(25)%
Decrease in commodity prices	(58,816)	(15)%
Total operating revenues	$(78,894)	(40)%
Excluding the impact of our commodity derivative contracts, our net realized commodity prices and NYMEX differentials were as follows during 2020 and 2019:
	Successor	Predecessor
	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Average net realized prices:
Oil ($/Bbl)	$43.08	$35.37	$58.64
NGLs ($/Bbls)	12.25	9.40	11.45
Natural gas ($/Mcf)	3.09	1.98	2.43
Total ($/BOE)	29.56	22.88	35.21
Average NYMEX differentials
Oil per Bbl	$(4.01)	$(3.33)	$1.61
Natural gas per Mcf	(0.01)	0.50	(0.14)

Our average NYMEX oil differential decreased compared to 2019 due to the pricing components of MEH and CMA/Roll being approximately $4.38, or 86%, lower on average in 2019 compared to 2020.
Our natural gas NYMEX differentials are generally caused by movement in the NYMEX natural gas prices during the month, as most of our natural gas is sold on an index price that is set near the first of each month. While the percentage change in NYMEX natural gas differentials can be large, these differentials are seldom more than a dollar above or below NYMEX price.
Commodity Derivative Contracts
We utilize oil and natural gas derivative contracts to provide an economic hedge of our exposure to commodity price risk associated with anticipated future production and to provide more certainty to our future cash flows. These contracts have historically consisted of fixed-price swaps, collars and basis swaps.
The following table summarizes the net cash payments on the Company's commodity derivatives for 2020 and 2019:
	Successor	Predecessor
In thousands	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Receipts (payments) on settlements of oil derivatives	$—	$72,580	$(5,902)
(Payments) receipts on settlements of natural gas derivatives	—	(3,189)	2,352
Total net commodity derivative receipts (payments)	$—	$69,391	$(3,550)
In order to provide a level of price protection to a portion of our oil production and to meet certain hedging requirements under our Successor senior secured bank credit facility, we have hedged a portion of our estimated oil and natural gas production in 2021 and 2022 using NYMEX fixed-price swaps. See Note 12, Commodity Price Risk Activities, to the consolidated financial statements for additional details of our outstanding commodity derivative contracts as of December 31, 2020 below for additional discussion. In addition, the following table summarizes our oil derivative contracts as of March 24, 2021:
	Q1 2021	Q2 2021	Q3 2021	Q4 2021	1H 2022	2H 2022
Oil — WTI
Volumes Hedged (Bbls/d)	4,822	6,150	5,150	4,900	3,124	3,000
Swap Price	$43.98	$46.66	$45.11	$44.53	$47.32	$46.73

Natural Gas — Henry Hub
Volumes Hedged (Mcf/d)	13,500	12,400	16,400	10,700	7,486	5,000
Swap Price	$3.23	$2.88	$2.93	$3.05	$2.82	$2.70
On an accrual basis, our realized gain on derivative hedging instruments was $69.6 million, or $14.00 per BOE, for the combined Predecessor and Successor periods included within the year ended December 31, 2020, compared to a realized loss of $5.9 million, or $5.07 per BOE, during 2019. Included in the 2020 amount is $33.2 million, net ($39.9 million in oil hedges and negative $6.7 million in natural gas hedges, gross), which was realized upon termination of our hedging portfolio in September 2020 (Predecessor) prior to the commencement of the Chapter 11 Proceedings.

Production Expenses
The table below presents detail of production expenses for 2020 and 2019:
	Successor	Predecessor
In thousands, except expense per BOE:	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Production expenses:
Lease operating	$1,418	$20,435	$31,925
Gas gathering, processing and transportation	461	6,182	4,656
Production and ad valorem taxes	667	6,508	11,169
Depreciation, depletion and amortization	2,093	70,122	88,618
Production expenses per BOE:
Lease operating	$3.85	$4.44	$5.76
Gas gathering, processing and transportation	1.25	1.34	0.84
Production and ad valorem taxes	1.81	1.41	2.01
Depreciation, depletion and amortization	5.68	15.23	15.99
Lease Operating and Gas Gathering
Lease operating expenses are the costs incurred in the operation of producing properties and workover costs. Expenses for direct labor, water injection and disposal, utilities, materials and supplies comprise the most significant portion of our lease operating expenses. Lease operating expenses do not include general and administrative expenses or production and ad valorem taxes.
Total lease operating expense was $21.9 million, or $4.39 per BOE, for the combined Predecessor and Successor periods included within the year ended December 31, 2020, compared to $31.9 million, or $5.76 per BOE, during 2019. Total gas gathering, processing and transportation expense was $6.6 million, or $1.34 per BOE for the combined Predecessor and Successor periods included within the year ended December 31, 2020, compared to $4.7 million, or $0.84 per BOE, during 2019. The decreases in lease operating expense on an absolute-dollar basis and per-BOE basis were primarily due to lower expenses across all expense categories, as we implemented cost reduction measures which included shutting down compressors, negotiating reductions with vendors and curtailing workovers in response to the significant decline in oil prices in 2020. Gas gathering, processing and transportation expense remained relatively constant between years as the Company prioritized maintaining its natural gas production through 2020. Natural gas prices did not drop to the extent oil prices did during the second and third quarter when the Company shut in a significant a significant amount of its production, primarily from its oil-rich wells in the Central Region.
Production and Ad Valorem Taxes
Production and ad valorem taxes are paid on produced crude oil and natural gas based upon a percentage of gross revenues or at fixed rates established by state or local taxing authorities. In general, the production taxes we pay correlate to the changes in oil and natural gas revenues. We are also subject to ad valorem taxes in the counties where our production is located. Ad valorem taxes are generally based on the valuation of our oil and natural gas properties.
The following table provides detail of our production and ad valorem taxes for 2020 and 2019:
	Successor	Predecessor
In thousands	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Production taxes	$440	$4,015	$8,098
Ad valorem taxes	227	2,493	3,071
Total production and ad valorem tax expense	$667	$6,508	$11,169

Production and ad valorem tax expense per BOE
Production taxes	$1.19	$0.87	$0.90
Ad valorem taxes	0.62	0.54	0.55
Total production and ad valorem tax expense per BOE	$1.81	$1.41	$1.44

Total production and ad valorem tax expense was $7.2 million, or $1.44 per BOE, for the combined Predecessor and Successor periods included within the year ended December 31, 2020, compared to $11.2 million, or $1.44 per BOE, during 2019. The decrease between periods was primarily due to the decrease in production taxes resulting from lower oil and natural gas revenues and production levels.
Depreciation, Depletion, and Amortization (“DD&A”)
The table below provides detail of our DD&A expense for 2020 and 2019:
	Successor	Predecessor
In thousands	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
DD&A of proved oil and gas properties	$1,889	$67,591	$86,867
Depreciation of other property and equipment	136	1,442	1,451
Accretion of asset retirement obligations	68	1,089	300
Total DD&A	$2,093	$70,122	$88,618

DD&A per BOE
DD&A of proved oil and gas properties	$5.12	$14.68	$15.68
Depreciation of other property and equipment	0.37	0.31	0.26
Accretion of asset retirement obligations	0.18	0.24	0.05
Total DD&A per BOE	$5.67	$15.23	$15.99
Capitalized costs attributed to our proved properties are subject to depreciation and depletion. Depreciation and depletion of the cost of oil and natural gas properties is calculated using the unit-of-production method aggregating properties on a field basis. For leasehold acquisition costs and the cost to acquire proved properties, the reserve base used to calculate depreciation and depletion is the sum of proved developed reserves and proved undeveloped reserves. For well costs, the reserve base used to calculate depletion and depreciation is proved developed reserves only. Other property and equipment are carried at cost, and depreciation is calculated using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years.
Total DD&A expense was $72.2 million, or $14.52 per BOE, for the combined Predecessor and Successor periods included within the year ended December 31, 2020, compared to $88.6 million, or $15.99 per BOE, during 2019. The combined Predecessor and Successor period decreases in oil and natural gas properties depletion and other property and equipment depreciation was primarily due to impairment charges we incurred during the first quarter of 2020 (Predecessor) after removing PUDs (see below, as well as lower depletable costs due to the step down in book value resulting from fresh start accounting.
Based upon fresh start accounting, oil and gas properties were recorded at fair value as of November 30, 2020. See Note 3, Fresh Start Accounting, to the consolidated financial statements for further discussion.
Impairment of Oil and Gas Properties
We evaluate impairment of proved and unproved oil and gas properties on a region basis. On this basis, certain regions may be impaired because they are not expected to recover their entire carrying value from future net cash flows.
During the fourth quarter of 2019 (Predecessor), we recorded impairment charges totaling approximately $48.4 million for our East Region properties in Brazos County, $33.9 million of which related to proved properties and $14.5 million which related to unproved properties. These impairments resulted from recent well results as well as a deterioration of commodity prices and the operating environment in the Region.
During the first quarter of 2020 (Predecessor), we recorded impairment charges totaling approximately $199.9 million across various Eagle Ford properties, of which $199.0 million was proved and $0.9 million was unproved. These impairments resulted from removing PUDs and probable reserves from future development plans due to the continued depressed commodity prices and the uncertainly of Company's liquidity situation at the time.

Upon emergence from bankruptcy, the Company adopted fresh start accounting which resulted in our long-lived assets being recorded at their estimated fair values at the Effective Date (see Note 3, Fresh Start Accounting, to the consolidated financial statements for additional information). There were no material changes to our key cash flow assumptions and no triggering events since the Company’s assets were revalued in fresh start accounting as of November 30, 2020; therefore, no impairment was identified in December 2020.
Loss on Sale of Oil and Gas Properties
On March 22, 2019, we completed the divestiture of our Pirate assets in Wilson County for $12.3 million, before closing adjustments, to a private third-party. The assets were comprised of 3,400 net undeveloped acres, six producing wells, held seven proved undeveloped locations as of the closing date, and were producing approximately 200 BOE/d. We recognized a loss of $33.5 million during the first quarter of 2019 (Predecessor) in conjunction with the sale of the assets.
General and Administrative Expense
Total general and administrative (“G&A”) expense was $30.0 million, or $6.04 per BOE, for the combined Predecessor and Successor periods included within the year ended December 31, 2020, compared to $16.5 million, or $2.97 per BOE, during 2019. These increases primarily reflect professional fees incurred related to our restructuring efforts prior to the Petition Date and subsequent to the Effective Date.
Stock-based compensation included in G&A was a gain of $1.8 million in 2020 for the eleven months ended November 30, 2020, versus an expense of $2.5 million in 2019. On the Effective Date, all of the Predecessor's stock-based compensation plans were cancelled and the Successor Company did not implement any new stock-based compensation plans prior to December 31, 2020.
Interest Expense
The table below provides detail of the interest expense from our various long-term obligations for 2020 and 2019:
	Successor	Predecessor
In thousands	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Interest expense on Successor Credit Facility	$984	$—	$—
Interest expense on Successor Term Loan Facility	344	—	—
Interest expense on Predecessor Credit Facility(1)	—	11,599	12,449
Interest expense on Predecessor 11.25% Senior Notes	—	21,094	28,125
Other interest expense	17	622	677
Total cash interest expense(2)	$1,345	$33,315	$41,251
Amortization of debt issuance costs and discounts(3)	131	2,096	2,628
Total interest expense	$1,476	$35,411	$43,879
Per BOE:
Total cash interest expense(2)	$3.65	$7.24	$7.44
Total interest expense	4.00	7.69	7.92
(1)
The contractual interest expense on the 11.25% Senior Notes is in excess of recorded interest expense by $4.7 million from the Petition Date until the Effective Date and was not included as interest expense on the Consolidated Statements of Operations for the Predecessor period because the Company discontinued accruing interest on the 11.25% Senior Notes subsequent to the Petition Date in accordance with ASC 852.

(2)	Cash interest is presented on an accrual basis.
(3)	Remaining discounts for the Predecessor 11.25% Senior Notes were written-off to “Reorganization items, net” in the Consolidated Statements of Operations on the Petition Date.
Cash interest was $34.7 million, or $6.97 per BOE, for the combined Predecessor and Successor periods included within the year ended December 31, 2020, compared to $41.3 million, or $6.97 per BOE, during 2019.

The decrease between periods was primarily due to a decrease in the average debt principal outstanding, with the Successor period reflecting the full extinguishment of all outstanding obligations under the 11.25% Senior Secured Notes on the Effective Date, pursuant to the terms of the Plan, relieving approximately $250 million of debt by issuing equity in the Successor period to the holders of that debt.
See Note 10. Long-Term Debt in Notes to the Consolidated Financial Statements included in Item 8. Financial Statements for additional information about our long-term debt and interest expense.
Reorganization Items, Net
Reorganization items represent (i) expenses incurred during the Chapter 11 restructuring starting on the Petition Date as a direct result of the Plan, (ii) gains or losses from liabilities settled, and (iii) fresh start accounting adjustments and are recorded in “Reorganization items, net” in our Consolidated Statements of Operations. Professional service provider charges associated with our restructuring that were incurred before the Petition Date and after the Effective Date are recorded as general and administrative expenses in our Consolidated Statements of Operations.
The following table summarizes the losses (gains) on reorganization items, net:
Predecessor
In thousands	Period from September 30, 2020 through November 30, 2020
Unamortized debt issuance costs and discounts	$(3,243)
Professional fees and other	(11,847)
Fresh start valuation adjustments	(93,282)
Gain on settlement of liabilities subject to compromise	181,843
Total reorganization items, net	$73,471
Income Taxes
The table below provides further detail of our income tax benefit for 2020 and 2019:
	Successor	Predecessor
In thousands, except per-BOE amounts and tax rates	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Current income tax benefit	$—	$(3,748)	$(1,055)
Deferred income tax benefit	—	(931)	(11,440)
Total income tax benefit	$—	$(4,679)	$(12,495)
Average income tax benefit per BOE	$—	$(1.02)	$(2.25)
Effective tax rate	—%	(3.8)%	(10.8)%
Total net deferred tax liability on balance sheet at period end	$—	$—	$931
We have evaluated the impact of the Plan, including the change in control, resulting from our emergence from bankruptcy. The cancellation of debt income (“CODI”) realized upon emergence is excludable from income and resulted in a partial elimination of our available federal net operating loss carryforwards and tax credit carryforwards, as well as a partial reduction in tax basis in assets, in accordance with the attribute reduction and ordering rules of Section 108 of the Internal Revenue Code of 1986 (the “Code”). The reduction in the Company’s tax attributes for excludable CODI did not occur until the last day of the Company’s tax year, December 31, 2020. The final tax impacts of the bankruptcy emergence, as well as the Plan’s overall effect on the Company’s tax attributes which were refined based on the Company’s final financial position at December 31, 2020 as required under the Code.
As the tax basis of our assets, primarily our oil and gas properties, is in excess of the carrying value, as adjusted in fresh start accounting, the Successor is in a net deferred tax asset position at December 31, 2020. We evaluated our deferred tax assets in light of all available evidence as of the balance sheet date, including the tax impacts of the Chapter 11 Proceedings and the partial reduction of net operating losses and tax credits and partial reduction of tax basis in assets (collectively “tax attributes”). Given our cumulative loss position and the continued low oil price environment, we recorded a total valuation allowance of $37.5 million on our underlying deferred tax assets as of December 31, 2020. For the Successor period, the income tax benefit associated with the Successor’s pre-tax book loss was substantially offset by a change in valuation allowance.
Our deferred tax assets exceeded our deferred tax liabilities at December 31, 2019 (Predecessor) primarily due to tax consequences of the impairment of our Brazos properties during the fourth quarter; as a result, we established a valuation allowance against most of the deferred tax assets during the fourth quarter of 2019. With the exception of a $0.6 million deferred tax asset retained for existing refundable AMT credit carryovers we retained a full valuation allowance of $8.9 million at December 31, 2019 due to uncertainties regarding the future realization of our deferred tax assets. This deferred tax asset is included in the net deferred tax liability at December 31, 2019, which also includes deferred tax liabilities of $1.5 million for State taxes. See Note 11. Income Taxes in Notes to the Consolidated Financial Statements included in Item 8. Financial Statements for additional information about our income taxes.
CAPITOL RESOURCES AND LIQUIDITY
Our primary sources of capital and liquidity are our cash flows from operations and availability of borrowing capacity under our Successor Credit Facility. Our most significant cash outlays relate to our development capital expenditures and current period operating expenses.
The Company's primary needs for cash are for capital expenditures, acquisitions of oil and natural gas properties, payments of contractual obligations and working capital obligations. We have historically financed our business through cash flows from operations, borrowings under our Credit Facility and the issuance of bonds and equity offerings. As circumstances warrant, we may access the capital markets and issue equity or debt from time to time on an opportunistic basis in a continued effort to optimize our balance sheet and to fund our operations and capital expenditures in the future, dependent upon market conditions and available pricing. Uses of such proceeds may include repayment of our debt, development or acquisition of additional acreage or proved properties, and general corporate purposes. There can be no assurance that future funding transactions will be available on favorable terms, or at all, and we therefore cannot guarantee the outcome of any such transactions.
Cash flows for 2020 and 2019 are presented below:
	Successor	Predecessor
In thousands	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Net cash provided by (used in):
Operating activities	$12,987	$88,236	$80,322
Investing activities	(305)	(92,432)	(146,292)
Financing activities	(5,021)	19,844	63,752
Net change in cash, cash equivalents and restricted cash	$7,661	$15,648	$(2,218)
Net Cash Provided by Operating Activities
Net cash provided by operating activities was $101.2 million for the combined Successor and Predecessor periods included with the year ended December 31, 2020, compared to $80.3 million during 2019. Realized commodity derivative gains throughout the Predecessor period in 2020 in addition to the liquidation of our open commodity derivatives in September 2020, contributed to the increase between periods.
Net Cash Used in Investing Activities
Net cash used in investing activities was $92.7 million for the combined Successor and Predecessor periods included with the year ended December 31, 2020, compared to $146.3 million during 2019. This decrease is primarily due to lower drilling and development costs in 2020 due to curtailment of our drilling program starting in the second quarter of 2020 in response to lower commodity prices and liquidity conservation in anticipation of restructuring.

Net Cash Provided by Financing Activities
Net cash provided by financing activities was $14.8 million for the combined Successor and Predecessor periods included with the year ended December 31, 2020, compared to $63.8 million during 2019. This decrease primarily results from lower borrowings from our Predecessor Credit Facility during 2020. Currently, our availability under the Successor Credit Facility is $15.0 million and we are required to make quarterly paydowns on our Successor Term Loan Facility which will total $20.0 million annually in 2021.
Debt
Successor Senior Secured Credit Agreements
On the Effective Date, the Successor, through its subsidiary Lonestar Resources America Inc., entered into a new first-out senior secured revolving credit facility with Citibank, N.A., as administrative agent, and the other lenders from time to time party thereto (the “Successor Credit Facility”) and a second-out senior secured term loan credit facility (the “Successor Term Loan Facility” and, together with the Successor Credit Facility, the “Successor Credit Agreements”) by amending and restating the Company’s existing credit agreement (as so amended and restated, the “Predecessor Credit Facility”). The Successor Credit Facility provides for revolving loans in an aggregate amount of up to $225 million, subject to borrowing base capacity. Letters of credit are available up to the lesser of (a) $2.5 million and (b) the aggregate unused amount of commitments under the Successor Credit Facility then in effect. On the Effective Date, Lonestar Resources America Inc. borrowed $60.0 million in term loans under the Successor Term Loan Facility. The Successor Credit Agreements will mature on November 30, 2023. The term loans under the Successor Term Loan Facility amortize on a quarterly basis in an amount equal to $5.0 million, payable on the last day of March, June, September and December of each year. The Successor's obligations under the Successor Credit Agreements are guaranteed by all of the Successor's direct and indirect subsidiaries (subject to certain permitted exceptions) and will be secured by a lien on substantially all of the Successor's, Lonestar Resources America Inc.’s and the guarantors’ assets (subject to certain exceptions).
Borrowings and letters of credit under the Successor Credit Facility are limited by borrowing base calculations set forth therein. The initial borrowing base is $225 million, subject to redetermination. The borrowing base will be redetermined semiannually on or around May 1 and November 1 of each year, with one interim “wildcard” redetermination available between scheduled redeterminations. The first wildcard redetermination occurred on February 1, 2021, which reaffirmed the initial borrowing base of $225 million.
The Successor Credit Agreements contain customary covenants, including, but not limited to, restrictions on the Successor's ability and that of its subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, or enter into transactions with affiliates.
The Successor Credit Facility contains certain financial performance covenants including the following:
•	A Consolidated Total Debt to Consolidated EBITDAX covenant, with such ratio not to exceed 3.5 times; and
•
A requirement to maintain a current ratio (i.e., Consolidated Current Assets to Consolidated Current Liabilities) of at least 0.95 times for the three months ended December 31, 2020 and 1.0 times each fiscal quarter thereafter. The current ratio excludes current derivative assets and liabilities, as well as the current amounts due under the Successor Term Loan Facility, from the ratio.

Borrowings under the Successor Credit Agreements bear interest at a floating rate at the Successor's option, which can be either an adjusted Eurodollar rate (the Adjusted LIBOR, subject to a 1% floor) plus an applicable margin of 4.50% per annum or a base rate determined under the Successor Credit Facility (the “ABR”, subject to a 2% floor) plus an applicable margin of 3.50% per annum. The weighted average interest rate on borrowings under the Successor Credit Agreements was 5.8% for the month ended December 31, 2020 (Successor). The undrawn portion of the aggregate lender commitments under the Successor Credit Facility is subject to a commitment fee of 1.0%. As of December 31, 2020, the Successor was in compliance with all debt covenants under the Successor Credit Facilities.

Predecessor Senior Secured Bank Credit Facility
From July 2015 through November 30, 2020, the Predecessor maintained a senior secured revolving credit facility with Citibank, N.A., as administrative agent, and other lenders party thereto. All of the Predecessor Credit Facility was refinanced by the Successor Credit Agreements on the Effective Date.
Extinguishment of Predecessor 11.25% Senior Notes
On the Effective Date, the Predecessor's 11.25% Senior Notes due 2023 (the “11.25% Senior Notes”) were fully extinguished by issuing equity in the Successor to the holders of that debt.
Debt Issuance Costs
The Company capitalizes certain direct costs associated with the issuance of long-term debt and amortizes such costs over the lives of the respective debt. At December 31, 2020 (Successor) and 2019 (Predecessor), the Company had approximately $4.6 million and $0.8 million, respectively, of debt issuance costs associated with the Successor Credit Facility and Predecessor Credit Facility, respectively, remaining that are being amortized over the lives of the respective debt which are recorded as Other Non-Current Assets in the accompanying unaudited condensed consolidated balance sheets.
Capital Expenditures
Historical capital expenditures
The table below summarizes our cash capital expenditures incurred for 2020:
	Successor	Predecessor
In thousands	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020
Acquisition of oil and gas properties	$53	$2,902
Development of oil and gas properties	247	100,437
Purchases of other property and equipment	5	1,007
Total capital expenditures, net	$305	$104,346
For the year ended December 31, 2020, our capital expenditures were funded with $101.2 million of cash flow from operations, with additional funds provided by borrowings on our Predecessor Credit Facility.
2021 Capital Spending
Capital spending levels are highly dependent on revenues, liquidity and our commitment to repay debt. We are currently expect expenditures, including acquisitions, of $45 million to $55 million. This program, as it currently stands, will allow for the drilling of 10 gross wells, all of which will be in our Eagle Ford position in South Texas. As previously noted, our 2021 capital expenditures may be adjusted as business conditions warrant and the amount, timing and allocation of such expenditures is largely discretionary and within our control. The aggregate amount of capital that we will expend may fluctuate materially based on market conditions, the actual costs to drill, complete and place on production operated wells, our drilling results, other opportunities that may become available to us and our ability to obtain capital.
Off-Balance Sheet Arrangements
We have operating leases relating to office space and other minor equipment leases. At December 31, 2020 (Successor), we had a total of $0.4 million of letters of credit outstanding under our Successor Credit Facility. From time-to-time, we enter into other off-balance sheet arrangements and transactions that give rise to off-balance sheet obligations, including non-operated drilling commitments, termination obligations under rig contracts, frac spread contracts, firm transportation, gathering, processing and disposal commitments, and contractual obligations for which the ultimate settlement amounts are not fixed and determinable, such as derivative contracts that are sensitive to future changes in commodity prices. See Note 15. Commitments and Contingencies in Notes to Consolidated Financial Statements in Item 8. Financial Statements for more information.

Critical Accounting Policies and Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires that we select certain accounting policies and make certain estimates and judgments regarding the application of those policies. Our significant accounting policies are included in Note 1. Basis of Presentation, of the Notes to Consolidated Financial Statements in Item 8. Financial Statements. These policies, along with the underlying assumptions and judgments by our management in their application, have a significant impact on our consolidated financial statements. Following is a discussion of our most critical accounting estimates, judgments and uncertainties that are inherent in the preparation of our financial statements.
Fresh Start Accounting
Upon emergence from bankruptcy, we met the criteria and were required to adopt fresh start accounting in accordance with Topic 852, Reorganizations, which on the Effective Date resulted in a new entity, the Successor, for financial reporting purposes, with no beginning retained earnings or deficit as of the fresh start reporting date. Fresh start accounting requires that new fair values be established for the Company’s assets, liabilities and equity as of the date of emergence from bankruptcy, November 30, 2020. The Effective Date fair values of the Successor’s assets and liabilities differ materially from their recorded values as reflected on the historical balance sheet of the Predecessor and required a number of estimates and judgments to be made. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, financial projections, enterprise value and equity value, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, there is no assurance that the estimates, assumptions, valuations or financial projections will be realized, and actual results could vary materially. Among the most material of these judgments and estimates that were made were the following:
•
Reorganization Value – The reorganization value derived from the range of enterprise values associated with the Plan was allocated to the Company’s identifiable tangible and intangible assets and liabilities based on their fair values. The value of the reconstituted entity (i.e., Successor) was based on management projections and the valuation models as determined by the Plan of Reorganization. We determined the enterprise and corresponding equity value of the Successor using various valuation approaches and methods, including: (i) income approach using a calculation of the present value of future cash flows based on our financial projections, (ii) the market approach using selling prices of similar assets and (iii) the cost approach.

•
Oil and Natural Gas Properties – The fair value of our oil and natural gas properties was determined based on the discounted cash flows expected to be generated from these assets. The computations were based on market conditions and reserves in place as of the Effective Date. The fair value analysis was based on the Company’s estimated future production rates of proved and probable reserves as prepared by the Company’s internal reserves group. Discounted cash flow models were prepared using the estimated future revenues and operating costs for all developed wells and undeveloped properties comprising the proved and probable reserves. Future revenue estimates were based upon estimated future production rates and forward strip oil and natural gas prices and other factors. A risk adjustment factor was applied to each reserve category, consistent with the risk of the category. Discount factors utilized were derived using a weighted average cost of capital computation, which included an estimated cost of debt and equity for market participants with similar geographies and asset development type and varying corporate income tax rates based on the expected point of sale for each property’s produced assets.

Estimates of Reserve Quantities
Reserve estimates are inexact and may change as additional information becomes available. Furthermore, estimates of oil and gas reserves are projections based on engineering data. There are uncertainties inherent in the interpretation of such data, as well as the projection of future rates of production and timing of development expenditures. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, and judgment. Accordingly, there can be no assurance that ultimately, the reserves will be produced, nor can there be assurance that the proved undeveloped reserves will be developed within the period anticipated. All reserve reports prepared by the independent third-party reserve engineers are reviewed by our senior management team, including the Chief Executive Officer and Senior Vice President-Operations. Estimated reserves are often subject to future revisions, certain of which could be substantial, based on the availability of additional information, including reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price changes and other economic factors. Changes in oil and gas prices can lead to a decision to start-up or shut-in production, which can lead to revisions in reserve quantities. Reserve revisions will inherently lead to adjustments of DD&A rates. We cannot predict the types of reserve revisions that will be required in future periods.
Oil and Natural Gas Properties
We use the successful efforts method of accounting to account for our oil and gas properties. Under this method, costs of acquiring properties, costs of drilling successful exploration wells, and development costs are capitalized. The costs of exploratory wells are initially capitalized pending a determination of whether proved reserves have been found. At the completion of drilling activities, the costs of exploratory wells remain capitalized if a determination is made that proved reserves have been found. If no proved reserves have been found, the costs of each of the related exploratory wells are charged to expense. In some cases, a determination of proved reserves cannot be made at the completion of drilling, requiring additional testing and evaluation of the wells. Our policy is to expense the costs of such exploratory wells if a determination of proved reserves has not been made within a 12-month period after drilling is complete. All costs related to development wells, including related production equipment and lease acquisition costs, are capitalized when incurred, whether productive or nonproductive.
Capitalized costs attributed to the proved properties are subject to depreciation and depletion. Depreciation and depletion of the cost of oil and gas properties is calculated using the units-of-production method aggregating properties on a field basis. For leasehold acquisition costs and the cost to acquire proved properties, the reserve base used to calculate depreciation and depletion is the sum of proved developed reserves and proved undeveloped reserves. For well costs, the reserve base used to calculate depletion and depreciation is proved developed reserves only.
Unproved properties consist of costs incurred to acquire unproved leases. Unproved lease acquisition costs are capitalized until the leases expire or when the Company specifically identifies leases that will revert to the lessor, at which time the Company expenses the associated unproved lease acquisition costs. The expensing of the unproved lease acquisition costs is recorded as an impairment of oil and gas properties in the consolidated statement of operations, as applicable. Unproved oil and gas property costs are transferred to proven oil and gas properties if the properties are subsequently determined to be productive or are assigned proved reserves. Unproved oil and gas properties are assessed periodically for impairment based on remaining lease terms, drilling results, reservoir performance, future plans to develop acreage, and other relevant factors.
It is common for operators of oil and natural gas properties to request that joint interest owners pay for large expenditures, typically for drilling new wells, in advance of the work commencing. This right to call for cash advances is typically found in the joint operating agreement that joint interest owners in a property adopt. As an operator, we record these advance payments in other current liabilities and relieve this account when the actual expenditure is billed by us in the monthly joint interest billing statement.
On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and any gain or loss is recognized. On the sale or retirement of a partial unit of a proved property, a pro-rata portion of the cost and related accumulated depreciation, depletion and amortization may be eliminated from the property accounts if the field depletion rate is significantly altered.
Impairment of Long-Lived Assets
The carrying value of proved oil and gas properties and other related property and equipment are periodically evaluated under the provisions of Accounting Standards Codification (“ASC”) 360, Property, Plant, and Equipment. ASC 360 requires long-lived assets and certain identifiable intangibles to be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. When it is determined that the estimated future net cash flows of an asset will not be sufficient to recover its carrying amount, an impairment loss must be recorded to reduce the carrying amount to its estimated fair value. Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows and an asset’s fair value. These judgments and assumptions include such matters as the estimation of oil and gas reserve quantities, risks associated with the different categories of oil and gas reserves, the timing of development and production, expected future commodity prices, capital expenditures, production costs, and appropriate discount rates.
The Company evaluates impairment of proved and unproved oil and gas properties on a region-level basis. On this basis, certain regions may be impaired because they are not expected to recover their entire carrying value from future net cash flows. Given current market conditions, it is reasonably possible that the Company's estimate of undiscounted future net cash flows may change in the future resulting in the need to impair the carrying value of its oil and natural gas properties.
During the fourth quarter of 2019 (Predecessor), we recorded impairment charges totaling approximately $48.4 million for our East Region properties in Brazos County, $33.9 million of which related to proved properties and $14.5 million which related to unproved properties. These impairments resulted from recent well results as well as a deterioration of commodity prices and the operating environment in the Region.
During the first quarter of 2020 (Predecessor), we recorded impairment charges totaling approximately $199.9 million across various Eagle Ford properties, of which $199.0 million was proved and $0.9 million was unproved. These impairments resulted from removing PUDs and probable reserves from future development plans due to the continued depressed commodity prices and the uncertainly of Company's liquidity situation at the time.
Derivative Financial Instruments
We use derivative financial instruments to hedge our exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity price swap, option and costless collar contracts. The use of these instruments is subject to policies and procedures as approved by our board directors. We do not trade in derivative financial instruments for speculative purposes. None of our derivative contracts have been designated as cash flow hedges for accounting purposes. Derivative financial instruments are initially recognized at cost, if any, which approximates fair value. Subsequent to initial recognition, derivative financial instruments are recognized at fair value. The derivatives are valued on a mark-to-market valuation, and the gain or loss on re-measurement to fair value is recognized through the statement of operations. The estimated fair value of our derivative instruments requires substantial judgment. These values are based upon, among other things, option pricing models, futures prices, volatility, time to maturity and credit risk. The values we report in our financial statements change as these estimates are revised to reflect actual results, changes in market conditions or other factors, many of which are beyond our control.
The counterparties to our derivative instruments are not known to be in default on their derivative positions. However, we are exposed to credit risk to the extent of nonperformance by the counterparty in the derivative contracts.
Asset Retirement Obligations
We account for asset retirement obligations (“AROs”) under ASC 410, Asset Retirement and Environmental Obligations. ASC 410 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Oil and gas producing companies incur such a liability upon acquiring or drilling a well. Under ASC 410, an asset retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to producing properties in the accompanying consolidated balance sheet, which is allocated to expense over the useful life of the asset. Periodic accretion of the discount on asset retirement obligations is recorded as an expense in the accompanying consolidated statement of operations. The estimation of future costs associated with the dismantlement, abandonment and restoration requires the use of estimated costs in future periods that, in some cases, will not be incurred until a number of years in the future. Such cost estimates could be subject to revisions in subsequent years due to changes in regulatory requirement, technological advances and other factors that are difficult to predict.
There are many variables in estimating AROs. We primarily use the remaining estimated useful life from the year-end independent third-party reserve reports in estimating when abandonment could be expected for each property based on field or industry practices. We expect to see our calculations impacted significantly if interest rates move from their current levels, as the credit-adjusted-risk-free-rate is one of the variables used on a quarterly basis. Our technical team has developed a standard cost estimate based on the historical costs, industry quotes and depth of wells. Unless we expect a well’s plugging cost to be significantly different than a normal abandonment, we use this estimate. The resulting estimate, after application of an inflation factor and a discount factor, could differ from actual results.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.
Taxable income (which is materially impacted by volatility in commodity prices), can result in our recording of a valuation allowance against our deferred tax assets. We would record this valuation allowance when our judgment is that our existing U.S. federal net operating loss carryforwards are not, on a more-likely-than-not basis, recoverable in future years. We will continue to evaluate the need for a valuation allowance based on current and expected earnings and other factors and adjust it accordingly.
On March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) to provide certain taxpayer relief as a result of the COVID-19 pandemic. The CARES Act included several favorable provisions that impacted income taxes, primarily the modified rules on the deductibility of business interest expense for 2019 and 2020, a five-year carryback period for net operating losses generated after 2017 and before 2021, and the acceleration of refundable alternative minimum tax credits. The CARES Act did not materially impact our effective tax rate for the eleven months ended November 30, 2020 (Predecessor) and month ended December 31, 2020 (Successor).
We evaluate uncertain tax positions, which requires significant judgments and estimates regarding the recoverability of deferred tax assets, the likelihood of the outcome of examinations of tax positions that may or may not be currently under review, and potential scenarios involving settlements of such matters. Changes in these estimates could materially impact the consolidated financial statements.
Recently Issued Accounting Pronouncements
See Note 1. Basis of Presentation of the Notes to Consolidated Financial Statements in Item 8. Financial Statements for discussion of the recent accounting pronouncements.
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk.
We are exposed to a variety of financial market risks including interest rate, commodity prices and liquidity risk. Our risk management focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. We utilize derivative financial instruments to hedge certain risk exposures. Our financial instruments consist mainly of deposits with banks, short-term investments, accounts receivable, derivative financial instruments, our Senior Secured Credit Facility, bonds and payables. The main purpose of non-derivative financial instruments is to raise finance for our operations.
Financial risk management is carried out by our management. Our board of directors sets financial risk management policies and procedures to which our management is required to adhere. Our management identifies and evaluates financial risks and enters into financial risk instruments to mitigate these risk exposures in accordance with the policies and procedures outlined by our board of directors.
Commodity Price Risk
As a result of our operations, we are exposed to commodity price risk arising from fluctuations in the prices of crude oil, NGLs and natural gas. The demand for, and prices of, crude oil, NGLs and natural gas are dependent on a variety of factors, including supply and demand, weather conditions, the price and availability of alternative fuels, actions taken by governments and international cartels and global economic and political developments.
The following table shows the fair value of our derivative contracts and the hypothetical result from a 10% change in commodity prices as of December 31, 2020 (Successor). We remain at risk for possible changes in the market value of commodity derivative instruments; however, such risks could be mitigated by price changes in the underlying physical commodity:
		Hypothetical Fair Value
(in thousands)	Fair Value	10% Increase In Commodity Price	10% Decrease In Commodity Price
Swaps	$(6,675)	$5,791	$(19,140)
We sell our oil and natural gas on market using NYMEX market spot rates reduced for basis differentials in the basins from which we produce. We use swap contracts to manage our commodity price risk exposure. Our primary commodity risk management objectives are to protect returns on our drilling and completion activity as well as reduce volatility in our cash flows. Management makes recommendations on hedging that are approved by the board of directors before implementation. We enter into hedges for oil using NYMEX futures or over-the-counter derivative financial instruments with only certain well-capitalized counterparties which have been approved by our board of directors.
The result of oil market prices exceeding our swap prices or collar ceilings requires us to make payment for the settlement of our hedge derivatives, if owed by us, generally up to three business days before we receive market price cash payments from our customers. This could have a material adverse effect on our cash flows for the period between hedge settlement and payment for revenues earned.
Interest Rate Risk
As of December 31, 2020 (Successor), we had $264.6 million outstanding under the Successor Credit Agreements, which are subject to floating market rates of interest. Borrowings under the Credit Facility bear interest at a fluctuating rate that is tied to an adjusted base rate or LIBOR, at our option. Any increase in this interest rate can have an adverse impact on our results of operations and cash flow. Based on borrowings outstanding at December 31, 2020 (Successor), a 100-basis-point change in interest rates would change our annualized interest expense by approximately $2.5 million.
In connection with our hedging activity, we have exposure to financial institutions in the form of derivative transactions. The counterparties on our derivative instruments currently in place have investment-grade credit ratings. We expect that any future derivative transactions we enter into will be with these counterparties or our lenders under our Successor Credit Agreements that will carry an investment-grade credit rating.
We are also subject to credit risk due to concentration of our oil and natural gas receivables with certain significant customers. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. We review the credit rating, payment history and financial resources of our customers, but we do not require our customers to post collateral.
Item 8.	Financial Statements and Supplementary Data.
The financial statements and supplementary information required by this Item appears starting on page F-84 of this Annual Report on Form 10-K.
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.
Item 9A.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed under the supervision and with the participation of management, including our Chief Executive

Officer and Chief Accounting Officer. Based on that evaluation, our Chief Executive Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were effective as of December 31, 2020 to ensure that information that is required to be disclosed in the reports the Company files and submits under the Securities Exchange Act of 1934 is recorded, that it is processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and that information that is required to be disclosed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosures.
Remediation of Previous Material Weakness
Prior to filing the quarterly report on Form 10-Q for the period ended September 30, 2020, the Company identified a material weakness relating to the operating effectiveness of controls over significant and unusual transactions – specifically relating to restructuring-related matters. This error was identified and corrected prior to the filing of the Form 10-Q but could have resulted in a material misstatement of the financial statements. This error was the result of inadequate operating effectiveness of controls pertaining to the Company’s review of its bankruptcy-related accounting and disclosures.
To remediate the material weakness described above and enhance our internal control over financial reporting, management implemented additional internal training and incremental reviews of work performed by consultants for its bankruptcy-related accounting disclosures. As a result of this additional training, management has determined that the foregoing material weakness has been remediated as of December 31, 2020.
Changes in Internal Control over Financial Reporting
Other than the remediation efforts related to the material weakness noted above, during the fourth quarter of 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended.
Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Accounting Officer, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in “Internal Control - Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our Chief Executive Officer and our Chief Accounting Officer concluded that our internal control over financial reporting was effective, as of December 31, 2020, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
Because we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm, BDO USA, LLP, is not required to issue an attestation report on our internal control over financial reporting.
Important Considerations
The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

PART III
Item 10.	Directors, Executive Officers and Corporate Governance.
Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all officers, directors, and employees, which is available on our website at www.lonestarresources.com in the Shareholder Information section under Governance.
Information about our Executive Officers and Directors
The following table provides information regarding the Company’s executive officers and directors (ages are as of March 26, 2021):
Name	Position	Age
Frank D. Bracken, III	Chief Executive Officer and Director	57
Barry D. Schneider	Chief Operating Officer	58
Jason N. Werth	Chief Accounting Officer	45
Thomas H. Olle	Vice President - Reservoir Engineering	66
Jana Payne	Vice President - Geosciences	59
Richard Burnett	Chairman	47
Eric Long	Director	51
Gary D. Packer	Director	58
Andrei Verona	Director	42
Frank D. Bracken, III is our Chief Executive Officer. Mr. Bracken has served in this position since January 2012 and has served as a director and Chief Executive Officer of Lonestar Resources, Inc., our wholly-owned subsidiary, since January 2012. Mr. Bracken previously served as Senior Managing Director of Sunrise Securities from September 2008 to December 2011 and as Managing Director of Jefferies LLC from November 1999 to August 2008. During that time, Mr. Bracken led oil and natural gas transactions, spanning from public and private equity and debt offerings to joint ventures in the Haynesville Shale to one of the first purchases of a publicly-traded oil & gas company by a private equity firm. As Chief Financial Officer and a member of the board of directors at Gerrity Oil & Gas Corp, an NYSE-listed exploration and production company, Mr. Bracken was responsible for corporate budgeting and development, acquisitions, equity and debt financing in public and private offerings, and acquisitions and divestitures. Mr. Bracken holds a Bachelors of Arts degree from Yale University.
Barry D. Schneider is our Chief Operating Officer. Mr. Schneider has served in this position since May 2014. Prior to joining us, Mr. Schneider held the position of Vice President—Northern Region for Denbury Resources, Inc. from January 2012 to May 2014. Mr. Schneider was at Denbury for 15 years and held positions of increasing responsibility. After holding the positions of Vice President, Production & Operations, Mr. Schneider was promoted to Vice President-East Region in October 2009 and held that position until January 2012 when he became responsible for Denbury’s Northern Region business unit. Prior to Denbury, Mr. Schneider was employed by Wiser Oil and Conoco-Philips. Mr. Schneider received his B.S. in Natural Gas Engineering from Texas A&M—Kingsville in 1985.
Jason N. Werth is our Chief Accounting Officer. Mr. Werth has served in this position since February 2018. Prior to joining us, Mr. Werth held the position of Director of Audit at Denbury Resources, Inc., where during his eight-year tenure he also served as SEC Reporting Manager and Assistant Controller of Corporate Accounting. Prior to Denbury, Mr. Werth was employed by Grande Energy and Orix Capital. Mr. Werth started his professional career in public accounting with Arthur Andersen LLP and later PricewaterhouseCoopers LLP, where he was an Assurance Manager. Mr. Werth holds Bachelor of Business Administration and Masters of Science degrees from Texas A&M University. He is a licensed Certified Public Accountant in the State of Texas.
Thomas H. Olle is our Vice President-Reservoir Engineering. Mr. Olle has served in this position since August 2010. Mr. Olle has over 35 years of oil and gas industry experience in multiple facets of the business, such as reservoir management and management of unconventional resource development projects including horizontal well field development and tertiary recovery projects. Mr. Olle also has significant experience with reserve evaluation and reporting, production engineering and operations, and business development functions including acquisitions, divestitures and new ventures. During his tenure at Encore Acquisition Company, Mr. Olle served as Vice President-Strategic Solutions and also held executive positions responsible for asset management and engineering. He also served as Senior Engineering Advisor for Burlington Resources from December 1985 to March 2002 and District Reservoir Engineer for Southland Royalty Company from May 1982 to December 1985. Mr. Olle holds a Bachelor’s of Science in Mechanical Engineering with Highest Honors from the University of Texas in Austin.
Jana Payne was appointed our Vice-President of Geosciences in November 2015, bringing over 25 years of experience in the oil and gas industry. Prior to joining us, Ms. Payne held the position of Senior Exploitation Manager and Geologist at Halcon Resources, Inc. from November 2012 to May 2015. Ms. Payne spent eight years at Petrohawk Energy Inc. from June 2004 to October 2012 (and subsequently BHP Billiton following its acquisition of Petrohawk) as Geologic Manager and Senior Geologist, where her initial mapping of the Eagle Ford shale led to the discovery of the first commercial Eagle Ford Shale well and acquisition of over 300,000 acres by the Company. Ms. Payne’s early career was as a geologist at Marathon Oil Co. and Petroleum Geo-Services, Inc. Ms. Payne has published works in learned journals and holds an MSc and BSc in geology from the University of Texas at Arlington.
Richard Burnett is the Chairman of our Board of Directors, a position he has held since November 2020. Mr. Burnett is the President and Chief Executive Officer of Silver Creek Oil & Gas. Mr. Burnett previously served as Chief Financial Officer of Covey Park Energy, where he was instrumental in the divestiture of the company. Before joining Covey Park Energy, Mr. Burnett served as the Chief Financial Officer of Double Eagle Energy Holdings II and served as the Vice President, Chief Financial Officer and Chief Accounting Officer of EXCO Resources, Inc. Prior to these roles, Mr. Burnett was a partner at KPMG LLP and a Manager at Arthur Anderson LLP. He also serves on the board of both US Well Services and Select Energy Services, as a Director and the Chairman of the Audit Committee. Mr. Burnett is a Certified Public Accountant in the State of Texas.
Eric Long is a member of our Board of Directors, a position he has held since November 2020. Mr. Long is a Managing Director and Portfolio Manager at EIG Global Energy Partners (EIG). Prior to joining EIG in 2014, Mr. Long was a senior investment banker with Goldman Sachs. During his tenure, Mr. Long advised companies on a broad range of transactions including mergers, acquisitions, divestitures, debt and equity financings and other strategic investment activities. Prior to joining Goldman Sachs, Mr. Long was a Director in the Transaction Services Group of PricewaterhouseCoopers in the energy practice. Mr. Long is a Chartered Financial Analyst (CFA). He holds a Bachelor of Arts degree from the University of Vermont and a Masters of Business Administration from the Wharton School at the University of Pennsylvania.
Gary D. Packer is a member of our Board of Directors, a position he has held since November 2020. Mr. Packer has over 35 years in the oil & gas industry. He previously served as the Chief Operating Officer and Executive Vice President of Newfield Exploration Company for 10 years where he oversaw the Company’s worldwide operations and regional businesses prior to their sale to Encana in 2019 (~$8B). Before joining Newfield in 1995, Mr. Packer served in various engineering roles of increasing responsibility at Amerada Hess Corporation and Tenneco Oil Company. He has also served on several boards, including Bennu Oil & Gas, LLC, Independent Petroleum Association of America and affiliated Energy Education Center, and Independent Petroleum Association of Mountain States. Mr. Packer currently serves as Chairman of Penn State’s Petroleum and Natural Gas Engineering Industry & Professional Advisory Council and Inspiration Ranch. Mr. Packer is a Registered Professional Engineer in the State of Texas.
Andrei Verona is a member of our Board of Directors, a position he has held since November 2020. Mr. Verona is a Portfolio Manager at Saye Capital Management, an opportunistic credit hedge fund. He manages the corporate portion of the portfolio, which invests primarily in high yield and distressed bonds with a focus on restructurings and other event-driven opportunities. Before joining Saye Capital, Mr. Verona was a Vice President in Gleacher & Company's Investment Banking Group. At Gleacher he focused on middle market corporates, advising clients on in-court and out-of-court restructurings, financings, and M&A transactions. Prior to Gleacher, he was a Senior Associate in GSC Partners' Corporate Credit Group. Mr. Verona started his career in the convertible bond and structured credit groups at Pacific Investment Management Company (PIMCO). He graduated cum laude from the University of California Los Angeles with a degree in Economics. Mr. Verona is a director for lracore International, where he is the Audit Chair, and Unit Corporation, where he serves on the Audit and Compensation Committees.

There are no family relationships among any of our directors or executive officers.
The remainder of the response to this item is contained in the Proxy Statement for our 2021 Annual Meeting of Stockholders and is incorporated herein by reference.
Item 11.	Executive Compensation.
The information required by this item will be included in our Proxy Statement for our 2021 Annual Meeting of Stockholders and is incorporated herein by reference.
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.
The information required by this item will be included in our Proxy Statement for our 2021 Annual Meeting of Stockholders and is incorporated herein by reference.
Item 13.	Certain Relationships and Related Transactions, and Director Independence.
The information required by this item will be included in our Proxy Statement for our 2021 Annual Meeting of Stockholders and is incorporated herein by reference.
Item 14.	Principal Accounting Fees and Services.
The information required by this item will be included in our Proxy Statement for our 2021 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV
Item 15.	Exhibits, Financial Statement Schedules.
(a)(1) Financial Statements
The consolidated financial statements and related notes, together with the report of BDO USA, LLP, Independent Registered Public Accounting Firm, appear in Part II Item 8. Financial Statements and Supplementary Data of this Form 10-K.
(a)(2) Financial Statements Schedules
All schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes thereto.
(a)(3) Exhibits
The Exhibits listed below on the Exhibit Index are filed or incorporated by reference as part of this Form 10-K.
Exhibit Index
		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
2.1	Scheme Implementation Agreement, by and between Lonestar Resources US Inc. and Lonestar Resources Limited, executed on December 28, 2015	10-12B	001-37670	2.1	12/31/15
3.1	Amended and Restated Certificate of Incorporation of Lonestar Resources US Inc.	8-K	001-37670	3.1	12/1/20
3.4	Second Amended and Restated Bylaws of Lonestar Resources US Inc.	8-K	001-37670	3.2	12/1/20
4.1	Registration Rights Agreement dated as of November 30, 2020, among Lonestar Resources US Inc. and the holders party thereto.	8-K	001-37670	10.2	12/1/20
4.2	Tranche 1 Warrant Agreement, dated November 30, 2020, by and between Lonestar Resources US Inc., Computershare Inc. and Computershare Trust Company, N.A., as warrant agent.	8-K	001-37670	10.3	12/1/20
4.3	Tranche 2 Warrant Agreement, dated November 30, 2020, by and between Lonestar Resources US Inc., Computershare Inc. and Computershare Trust Company, N.A., as warrant agent.	8-K	001-37670	10.4	12/1/20
4.4	Description of the Registrant's Securities Registered pursuant to Section 12 of the Securities Exchange Act of 1934	8-K	001-37670	10.4	12/1/20
10.1	Credit Agreement, dated July 28, 2015, among Lonestar Resources America Inc., Citibank, N.A., as Administrative Agent, and the guarantors and lenders party thereto.	10-12B	001-37670	10.3	12/31/15
10.2	First Amendment to Credit Agreement, dated effective April 29, 2016, among Lonestar Resources America Inc., Citibank, N.A., as Administrative Agent, and the guarantors and lenders party thereto.	10-12B/A	001-37670	10.5	6/9/16
10.3	Second Amendment to Credit Agreement, dated effective May 19, 2016, among Lonestar Resources America Inc., Citibank, N.A., as Administrative Agent, and the guarantors and lenders party thereto.	10-12B/A	001-37670	10.6	6/9/16

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
10.4	Third Amendment to Credit Agreement and Limited Waiver, dated effective July 27, 2016, among Lonestar Resources America Inc., Citibank, N.A., as Administrative Agent, and the guarantors and lenders party thereto.	8-K	001-37670	10.1	8/2/16
10.5	Fourth Amendment to Credit Agreement dated effective November 23, 2016, among Lonestar Resources America Inc., Citibank N.A., as administrative agent, and lenders party thereto.	10-K/A	001-37670	10.7	11/2/18
10.6	Fifth Amendment to Credit Agreement and Limited Waiver dated effective December 29, 2016, among Lonestar Resources America Inc., Citibank, N.A., as administrative agent and lenders party thereto.	10-K/A	001-37670	10.8	11/2/18
10.7	Sixth Amendment and Joinder dated June 15, 2017 to the Credit Agreement dated July 28, 2015 by and among Lonestar Resources America, Inc., the subsidiary guarantors party thereto, the lenders party thereto and Citibank, N.A., Inc. as administrative agent and issuing bank.	8-K	001-37670	10.2	6/21/17
10.8	Limited Waiver, Borrowing Base Redetermination and Amendment No. 7 to Credit Agreement, dated as of January 4, 2018, by and among Lonestar Resources America Inc., the subsidiary guarantors party thereto, the lenders party thereto and Citibank, N.A., as administrative agent and issuing bank.	8-K	001-37670	10.1	1/9/18
10.9	Borrowing Base Redetermination Agreement and Amendment No. 8 to Credit Agreement.	8-K	001-37670	10.1	5/24/18
10.10	Limited Waiver Agreement, dated as of March 28, 2018, among Lonestar Resources America Inc., the guarantor parties hereto, Citibank, N.A., as administrative agent and issuing bank, and lenders party thereto.	10-K/A	001-37670	10.11	11/2/18
10.11	Ninth Amendment and Joinder to Credit Agreement dated November 15, 2018, among Lonestar Resources America Inc., the Guarantors party hereto, Citibank, N.A, as administrative agent and issuing bank, and lenders party thereto.	8-K	001-37670	10.1	11/19/18
10.12†	Lonestar Resources US Inc. Amended and Restated 2016 Incentive Plan, as amended and restated as of May 28, 2019	8-K	001-37670	10.1	5/28/19
10.13	Borrowing Base Redetermination and Tenth Amendment to Credit Agreement	8-K	001-37670	10.1	6/18/19
10.14	Limited Waiver and Eleventh Amendment to Credit Agreement	10-K	001-37670	10.15	4/13/20
10.15	Twelfth Amendment to Credit Agreement	8-K	001-37670	10.1	5/11/20
10.16	Waiver and Thirteenth Amendment to Credit Agreement	8-K	001-37670	10.1	6/17/20
10.17	Forbearance Agreement, Fourteenth Amendment, and Borrowing Base Agreement	10-Q	001-37670	10.3	7/2/20

		Incorporated by Reference
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
10.18	Lonestar Resources US. Inc. Change in Control Severance Plan	10-Q	001-37670	10.4	7/2/20
10.19	Lonestar Resources US Inc. Change in Control Severance Plan Eligibility Notification (Executive)	10-Q	001-37670	10.5	7/2/20
10.20	Forbearance Agreement	8-K	001-37670	10.1	8/3/20
10.21	Amendment No. 1 to the Forbearance Agreement, Fourteenth Amendment, and Borrowing Base Agreement	8-K	001-37670	10.2	8/3/20
10.22	Amendment No. 2 to the Forbearance Agreement, Fourteenth Amendment, and Borrowing Base Agreement	8-K	001-37670	10.1	8/21/20
10.23	Restructuring Support Agreement, dated September 14, 2020 by and among the Company, Lonestar Resources America Inc., each other direct and indirect wholly-owned, domestic subsidiary of the Company party thereto and the Consenting Creditors.	8-K	001-37670	10.1	9/14/20
10.24	Joint Prepackaged Plan of Reorganization for Lonestar Resources US Inc. and Its Affiliate Debtors Under Chapter 11 of the Bankruptcy Code.	8-K	001-37670	10.1	11/12/20
10.25	Employment Agreement, dated November 30, 2020, by and between Lonestar Resources US Inc. and Frank D. Bracken, III.	8-K	001-37670	10.5	12/1/20
21.1	List of subsidiaries of Lonestar Resources US Inc.					*
23.1	Consent of W.D. Von Gonten & Co.					*
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer					*
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Accounting Officer					*
32.1	Section 1350 Certification of Chief Executive Officer Executive Officer					**
32.2	Section 1350 Certification of Chief Accounting Officer Officer Accounting Officer					**
99.1	Report of W.D. Von Gonten & Co. regarding the Company’s estimated proved reserves as of December 31, 2019, dated February 12, 2020	10-K	001-37670	99.2	4/13/20
99.2	Report of W.D. Von Gonten & Co. regarding the Company’s estimated proved reserves as of December 31, 2020, dated March 22, 2021					*
101.INS	XBRL Instance Document					*
101.SCH	XBRL Taxonomy Extension Schema Document					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*
*	Filed herewith.
**	Furnished herewith
†	Management contract or compensatory plan or arrangement.

Item 16.	Form 10-K Summary
None.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
LONESTAR RESOURCES US INC.

March 31, 2021	/s/ Frank D. Bracken, III
Frank D. Bracken, III
Chief Executive Officer
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.
Name	Title	Date

/s/ Frank D. Bracken, III	Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2021
Frank D. Bracken, III

/s/ Jason N. Werth	Chief Accounting Officer (Principal Financial and Accounting Officer)	March 31, 2021
Jason N. Werth

/s/ Richard Burnett	Chairman of the Board	March 31, 2021
Richard Burnett

/s/ Eric Long	Director	March 31, 2021
Eric Long

/s/ Gary D. Packer	Director	March 31, 2021
Gary D. Packer

/s/ Andrei Verona	Director	March 31, 2021
Andrei Verona

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Lonestar Resources US Inc.
Fort Worth, Texas
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Lonestar Resources US Inc. and its subsidiaries (the “Company”) as of December 31, 2020 (Successor) and 2019 (Predecessor) and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows for the periods from December 1 through December 31, 2020 (Successor) and January 1 through November 30, 2020 (Predecessor), and for the year ended December 31, 2019 (Predecessor) including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 (Successor) and 2019 (Predecessor), and the results of its operations and its cash flows for the periods from December 1, 2020 to December 31, 2020 (Successor) and January 1 through November 30, 2020 (Predecessor), and for each of the year ended December 31, 2019 (Predecessor) in conformity with accounting principles generally accepted in the United States of America.
Change in Basis of Accounting
As discussed in Note 3 to the consolidated financial statements, upon emerging from bankruptcy proceedings on November 30, 2020, the Company became a new entity for financial reporting purposes and applied fresh-start accounting. The Company’s assets and liabilities were recorded at their estimated fair values, which differed materially from the previously recorded amounts. As a result, the consolidated financial statements for period following the application of fresh-start accounting are not comparable to the financial statements for previous periods.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company's auditor since 2013.
Dallas, Texas
March 31, 2021

PART I—FINANCIAL INFORMATION
Item 8.	Financial Statements.
Lonestar Resources US Inc.
Consolidated Balance Sheets
(In thousands, except share and per share data)
	Successor	Predecessor
	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$17,474	$3,137
Restricted cash	8,972	—
Accounts receivable
Oil, natural gas liquid and natural gas sales	11,635	15,991
Joint interest owners and other, net	4,076	1,310
Derivative financial instruments	1,703	5,095
Prepaid expenses and other	1,118	2,208
Total current assets	44,978	27,741
Property and equipment
Oil and gas properties, using the successful efforts method of accounting
Proved properties	314,685	1,050,168
Unproved properties	34,929	76,462
Other property and equipment	19,680	21,401
Less accumulated depreciation, depletion, amortization and impairment	(2,056)	(464,671)
Property and equipment, net	367,238	683,360
Accounts receivable	6,053	—
Accounts receivable related party	—	5,816
Derivative financial instruments	395	1,754
Other non-current assets	4,651	2,108
Total assets	$423,315	$720,779
See accompanying Notes to Consolidated Financial Statements.

Lonestar Resources US Inc.
Consolidated Balance Sheets
(In thousands, except share and per share data)
	Successor	Predecessor
	December 31, 2020	December 31, 2019
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$7,651	$33,355
Accounts payable – related parties	—	189
Oil, natural gas liquid and natural gas sales payable	18,760	14,811
Accrued liabilities	15,983	26,905
Derivative financial instruments	7,938	8,564
Current maturities of long-term debt	20,000	247,000
Total current liabilities	70,332	330,824
Long-term liabilities
Long-term debt	255,328	255,068
Asset retirement obligations	4,573	7,055
Deferred tax liability, net	—	931
Equity warrant liability	—	129
Equity warrant liability - related parties	—	235
Derivative financial instruments	835	1,898
Other non-current liabilities	—	3,752
Total long-term liabilities	260,736	269,068
Commitments and contingencies (Note 15)
Stockholders’ equity
Predecessor common stock, $0.001 par value, 100,000,000 shares authorized, 24,945,594 shares issued and outstanding	—	142,655
Predecessor preferred stock, $0.001 par value, 100,328 shares issued and outstanding	—	—
Predecessor additional paid-in capital	—	175,738
Successor common stock, $0.001 par value, 90,000,000 shares authorized, 10,000,149 shares issued and outstanding	10	—
Successor additional paid-in capital	92,953	—
Accumulated deficit	(716)	(197,506)
Total stockholders’ equity	92,247	120,887
Total liabilities and stockholders’ equity	$423,315	$720,779
See accompanying Notes to Consolidated Financial Statements.

Lonestar Resources US Inc.
Consolidated Statements of Operations
(In thousands, except share and per share data)
	Successor	Predecessor
	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Revenues
Oil sales	$8,112	$80,244	$157,873
Natural gas liquid sales	1,083	9,982	15,668
Natural gas sales	1,706	15,100	21,611
Total revenues	10,901	105,326	195,152
Expenses
Lease operating	1,418	$20,435	31,925
Gas gathering, processing and transportation	461	6,182	4,656
Production and ad valorem taxes	667	6,508	11,169
Depreciation, depletion and amortization	2,093	70,122	88,618
Loss on sale of oil and gas properties	—	1,337	33,508
Impairment of oil and gas properties	—	199,908	48,412
General and administrative	1,505	28,444	16,489
Acquisition costs and other	254	330	1,840
Total expenses	6,398	333,266	236,617
Income (loss) from operations	4,503	(227,940)	(41,465)
Other (expense) income
Interest expense	(1,476)	(35,411)	(43,879)
Unrealized gain on warrants	—	363	691
(Loss) gain on derivative financial instruments	(3,743)	66,699	(30,861)
Reorganization items, net	—	73,471	—
Total other (expense) income, net	(5,219)	105,122	(74,049)
Loss before income taxes	(716)	(122,818)	(115,514)
Income tax benefit	—	4,679	12,495
Net loss	(716)	(118,139)	(103,019)
Preferred stock dividends	—	(4,566)	(8,544)
Undeclared cumulative preferred stock dividends	—	(3,671)	—
Net loss attributable to common stockholders	$(716)	$(126,376)	$(111,563)

Net loss per common share attributable to common stockholders
Basic	$(0.07)	$(5.00)	$(4.48)
Diluted	$(0.07)	$(5.00)	$(4.48)

Weighted Average Shares Outstanding
Basic	10,000,149	25,262,136	24,875,793
Diluted	10,000,149	25,262,136	24,875,793
See accompanying Notes to Consolidated Financial Statements.

Lonestar Resources US Inc.
Consolidated Statements of Changes in Stockholders’ Equity
(In thousands, except share data)
	Common Stock		Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balances at December 31, 2018 (Predecessor)	24,645,825	$142,655	91,784	$—	$174,379	$(94,487)	$222,547
Shares issued pursuant to stock-based compensation plan	299,769	—	—	—	—	—	—
Payment-in-kind dividends	—	—	8,544	—	—	—	—
Stock-based compensation	—	—	—	—	1,359	—	1,359
Net loss	—	—	—	—	—	(103,019)	(103,019)
Balances at December 31, 2019 (Predecessor)	24,945,594	$142,655	100,328	$—	$175,738	$(197,506)	$120,887
Payment-in-kind dividends	—	$—	4,566	$—	$—	$—	$—
Stock-based compensation	366,617	—	—	—	274	—	274
Net loss	—	—	—	—	—	(118,139)	(118,139)
Cancellation of Predecessor equity	(25,312,211)	(142,655)	(104,894)	—	(176,012)	315,645	(3,022)
Issuance of Successor common stock	10,000,149	10	—	—	91,864	—	91,874
Issuance of Successor warrants	—		—	—	1,089	—	1,089
Balances at November 30, 2020 (Predecessor)	10,000,149	$10	—	$—	92,953	$—	$92,963
Balances at December 1, 2020 (Successor)	10,000,149	$10	—	$—	$92,953	$—	$92,963
Net loss	—	—	—	—	—	(716)	(716)
Balances at December 31, 2020 (Successor)	10,000,149	$10	—	$—	92,953	$(716)	$92,247
See accompanying Notes to Consolidated Financial Statements.

Lonestar Resources US Inc.
Consolidated Statements of Cash Flows
(In thousands)
	Successor	Predecessor
	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Cash flows from operating activities
Net loss	$(716)	$(118,139)	$(103,019)
Adjustments to reconcile net loss to net cash provided by operating activities
Noncash reorganization items, net	—	(85,483)	—
Depreciation, depletion and amortization	2,093	70,122	88,618
Stock-based compensation	—	(2,091)	1,822
Deferred taxes	—	(931)	(11,440)
Loss (gain) on derivative financial instruments	3,743	(66,699)	30,861
Settlements of derivative financial instruments	—	66,761	(3,550)
Impairment of oil and natural gas properties	—	199,908	48,412
Loss on sale or abandonment of property and equipment	—	1,337	34,560
Non-cash interest expense	131	2,002	2,652
Unrealized gain on warrants	—	(363)	(691)
Changes in operating assets and liabilities
Accounts receivable	3,499	(2,146)	(4,481)
Prepaid expenses and other assets	(49)	2,233	(623)
Accounts payable and accrued expenses	4,286	21,725	(2,799)
Net cash provided by operating activities	12,987	88,236	80,322

Cash flows from investing activities
Acquisition of oil and gas properties	(53)	(2,902)	(5,642)
Development of oil and gas properties	(247)	(100,436)	(148,438)
Proceeds from sales of oil and gas properties	—	11,913	11,470
Purchases of other property and equipment	(5)	(1,007)	(3,682)
Net cash used in investing activities	(305)	(92,432)	(146,292)

Cash flows from financing activities
Proceeds from borrowings	—	332,759	139,000
Payments on borrowings	(5,021)	(308,205)	(75,248)
Payments of financing fees	—	(4,710)	—
Net cash (used) provided by financing activities	(5,021)	19,844	63,752

Increase (decrease) in cash, cash equivalents and restricted cash	7,661	15,648	(2,218)
Cash, cash equivalents and restricted cash at beginning of the period	18,785	3,137	5,355
Cash, cash equivalents and restricted cash at end of the period	$26,446	$18,785	$3,137

Supplemental information:
Cash paid for taxes	$—	$—	$38
Cash received for income tax refunds	4,690	—	—
Cash paid for interest	—	28,081	41,217
Non-cash investing and financing activities:
Asset retirement obligation	$177	$(3,013)	$(440)
Increase (decrease) in liabilities for capital expenditures	239	(39,501)	17,993
Conversion of senior notes and preferred stock into common stock	—	91,864	—
See accompanying Notes to Consolidated Financial Statements.

Lonestar Resources US Inc.
Notes to Consolidated Financial Statements
Note 1. Basis of Presentation
Organization and Nature of Operations
Lonestar Resources US Inc. (“Lonestar” or the “Company”) is an independent oil and natural gas company focused on the exploration, development and production of unconventional oil, natural gas liquids and natural gas in the Eagle Ford Shale play in South Texas.
Emergence from Voluntary Reorganization Under Chapter 11 of the Bankruptcy Code
On September 30, 2020 (the “Petition Date”), Lonestar Resources US Inc. and 21 of its directly and indirectly owned subsidiaries (collectively, the “Debtors”), filed voluntary petitions (“Bankruptcy Petitions”) for relief under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (“Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas (“Bankruptcy Court”). The Debtors’ Chapter 11 cases were administered jointly under the caption In re Lonestar Resources US Inc., et al., Case No. 20-34805 (collectively, the “Chapter 11 Proceedings”). During the pendency of the Chapter 11 Proceedings, the debtors in the Chapter 11 Proceedings (the “Debtors”), operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.
On November 12, 2020, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the chapter 11 plan of reorganization (the “Plan”) and approving the Disclosure Statement. The Company emerged from bankruptcy and went effective with its plan of reorganization on November 30, 2020 (the “Effective Date”). In January 2021, the Successor's new common stock commenced trading on the OTCQX Best Market under the ticker symbol “LONE”.
Bankruptcy Accounting
The consolidated financial statements have been prepared in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 852, Reorganizations (“ASC 852”).
ASC 852 requires that the financial statements, for periods subsequent to filing of the Chapter 11 Proceedings, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings are recorded in “reorganization items, net” on the consolidated statements of operations.
In accordance with ASC 852, the Company qualified for and adopted fresh start accounting (“Fresh Start Accounting”) upon emergence from Chapter 11, at which point the Company became a new entity for financial reporting because (i) the holders of the then existing voting shares of the Predecessor company received less than 50% of the voting shares of the Successor company outstanding upon emergence and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims.
Upon adoption of Fresh Start Accounting as reflected in Note 3. Fresh Start Accounting, the reorganization value derived from the enterprise value associated with the Plan was allocated to the Company’s identifiable tangible and intangible assets and liabilities in conformity with the procedures specified by ASC 805, Business Combinations. Deferred income tax amounts were determined in accordance with ASC 740 Income Taxes.
References to “Predecessor” relate to the Consolidated Balance Sheets as of December 31, 2019, and Consolidated Statements of Operations for the year ended December 31, 2019 and for the period from January 1, 2020 through and including the adjustments from the application of Fresh Start Accounting on November 30, 2020 (“Predecessor Period”). References to “Successor” relate to the Consolidated Balance Sheets of the reorganized Company as of December 31, 2020 and Consolidated Statements of Operations from December 1, 2020 through December 31, 2020 (“Successor Period”) and are not comparable to the Consolidated Financial Statements of the Predecessor as indicated by the “black line” division in the financials and footnote tables, which emphasizes the lack of comparability between amounts presented. In addition, Note 3. Fresh Start

Accounting provides a summary of the Consolidated Balance Sheets as of November 30, 2020 in the first column, and then presents adjustments to reflect the Plan and fresh start impacts to derive the opening Successor Consolidated Balance Sheets as of November 30, 2020. The Company’s financial results for future periods following the application of Fresh Start Accounting will be different from historical trends and the differences may be material.
See Note 2. Emergence from Chapter 11 Bankruptcy Proceedings and Note 3. Fresh Start Accounting for additional details regarding the bankruptcy.
Principles of Reporting and Consolidation
The consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Lonestar and entities in which we hold a controlling financial interest. Undivided interests in oil and gas joint ventures are consolidated on a proportionate basis. All intercompany balances and transactions have been eliminated.
Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Depletion of oil and gas properties and impairment of proved and unproved oil and gas properties, in part, is determined using estimates of proved oil and gas reserves. There are numerous uncertainties inherent in the estimation of quantities of proved reserves and the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves and commodity price outlooks. Significant estimates underlying these financial statements also include the estimated costs and timing of asset retirement obligations, the fair value of commodity derivatives, the fair value of warrants, restricted stock units and stock appreciation rights, accruals related to oil and natural gas volumes and revenues, estimates related to income taxes, estimates used in determination of the reorganization values, enterprise value and the fair value assets and liabilities recorded as a result of fresh-start accounting . Changes in facts and circumstances or additional information may result in revised estimates, actual results may differ from these estimates.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current year presentation. Such reclassifications had no impact on the Company's reported total revenues, expenses, net income, current assets, total assets, current liabilities, total liabilities or stockholders’ equity.
Cash, Cash Equivalents and Restricted Cash
The Company considers all highly-liquid investments to be cash equivalents if they have maturities of three months or less when purchased. The following table provides a reconciliation of cash, cash equivalents and restricted cash as reported within the Consolidated Balance Sheets to “Cash, cash equivalents and restricted cash at the end of the period” as reported within the Consolidated Statements of Cash Flows:
	Successor	Predecessor
In thousands	December 31, 2020	December 31, 2019
Cash and cash equivalents	$17,474	$3,137
Restricted cash, current	8,972	—
Total cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	$26,446	$3,137
Restricted cash, current in the table above represents escrow funds maintained by the Successor in accordance with the Plan, as well as funds reserved to cover the balance of the PPP Loan until the Successor receives the final loan forgiveness determination from the Small Business Administration (“SBA”), in accordance with SBA guidance, or until the PPP loan is repaid.

Concentrations and Credit Risk
Lonestar's financial instruments exposed to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and derivative receivables (see Note 4. Commodity Price Risk Activities). At times, the balances deposited may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company has not incurred any losses related to amounts in excess of FDIC limits.
Substantially all of the Company’s accounts receivable are due from either purchasers of oil, NGL and natural gas or working interest partners in oil and natural gas wells for which a subsidiary of the Company serves as the operator. Generally, operators of oil and natural gas properties have the right to offset future revenues against unpaid charges related to operated wells. The Company’s receivables are generally unsecured.
For the month ended December 31, 2020 (Successor), three purchasers accounted for 10% or more of the Company's oil and natural gas revenues: Ace Gathering Inc. (31%), Texla Energy Management Inc. (24%) and Enterprise Crude Oil, LLC (24%), and for the eleven months ended November 30, 2020 (Predecessor), five purchasers accounted for 10% or more of the Company's oil and natural gas revenues: Enterprise Crude Oil, LLC (23%), Texla Energy Management Inc. (22%), Ace Gathering Inc. (21%), NGL Crude Logistics, LLC (14%) and Shell Trading (US) Company (10%). For the year ended December 31, 2019 (Predecessor), six purchasers accounted for 10% or more of the Company's oil and natural gas revenues: Shell Trading (US) Company (23%), Texla Energy Management (17%), Enterprise Crude Oil LLC (16%), Ace Gathering, Inc. (14%), GulfMark Energy, Inc. (13%) and NGL Crude Logistics LLC (10%).
As of December 31, 2020 (Successor), five purchasers accounted for 10% or more of the Company's receivables related to oil and natural gas sales: Enterprise Crude Oil, LLC (24%), Ace Gathering, Inc. (23%), Texla Energy Management Inc. (19%), NGL Crude Logistics LLC (14%), and Shell Trading (US) Company (10%). As of December 31, 2019 (Predecessor), three purchasers accounted for 10% or more of the Company's receivables related to oil and natural gas sales: Texla Energy Management Inc. (59%), Ace Gathering, Inc. (13%) and Shell Trading (US) Company (11%).
Oil and Natural Gas Properties
Lonestar uses the successful efforts method of accounting to account for its oil and natural gas properties. Under this method, costs of acquiring properties, costs of drilling successful exploration wells, and development costs are capitalized. The costs of exploratory wells are initially capitalized pending a determination of whether proved reserves have been found. At the completion of drilling activities, the costs of exploratory wells remain capitalized if a determination is made that proved reserves have been found. If no proved reserves have been found, the costs of each of the related exploratory wells are charged to expense. In some cases, a determination of proved reserves cannot be made at the completion of drilling, requiring additional testing and evaluation of the wells. The Company’s policy is to expense the costs of such exploratory wells if a determination of proved reserves has not been made within a 12-month period after drilling is complete. As of December 31, 2020 (Successor) the Company did not have any capitalized exploratory well costs that were pending determination of proved reserves. All costs related to development wells, including related production equipment and lease acquisition costs, are capitalized when incurred, whether productive or nonproductive.
Capitalized costs attributed to the proved properties are subject to depreciation and depletion. Depreciation and depletion of the cost of oil and gas properties is calculated using the units-of-production method aggregating properties on a field basis. For leasehold acquisition costs and the cost to acquire proved properties, the reserve base used to calculate depreciation and depletion is the sum of proved developed reserves and proved undeveloped reserves. For well costs, the reserve base used to calculate depletion and depreciation is proved developed reserves only.
Unproved properties consist of costs incurred to acquire unproved leases. Unproved lease acquisition costs are capitalized until the leases expire or when the Company specifically identifies leases that will revert to the lessor, at which time the Company expenses the associated unproved lease acquisition costs. The expensing of the unproved lease acquisition costs is recorded as an impairment of oil and gas properties in the consolidated statement of operations, as applicable. Unproved oil and gas property costs are transferred to proven oil and gas properties if the properties are subsequently determined to be productive or are assigned proved reserves. Unproved oil and gas properties are assessed periodically for impairment based on remaining lease terms, drilling results, reservoir performance, future plans to develop acreage, and other relevant factors.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and any gain or loss is recognized. On the sale or retirement of a partial unit of a proved property, a pro-rata portion of the cost and related accumulated depreciation, depletion and amortization may be eliminated from the property accounts if the field depletion rate is significantly altered.
Other Property and Equipment
Other property and equipment, consisting primarily of office, transportation and computer equipment, as well as our new corporate headquarters, is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years, with the exception of our corporate headquarters, which is 30 years. Major renewals and improvements are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Upon sale or abandonment, the cost of the equipment and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized.
Impairment of Long-Lived Assets
The carrying value of long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is determined that the estimated future net cash flows of an asset will not be sufficient to recover its carrying amount, an impairment loss must be recorded to reduce the carrying amount to its estimated fair value. Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows and an asset’s fair value. These judgments and assumptions include such matters as the estimation of oil and gas reserve quantities, risks associated with the different categories of oil and gas reserves, the timing of development and production, expected future commodity prices, capital expenditures, production costs, and appropriate discount rates.
The Company evaluates impairment of proved and unproved oil and gas properties on a region basis. On this basis, certain regions may be impaired because they are not expected to recover their entire carrying value from future net cash flows. As a result of this evaluation, the Predecessor recorded impairment oil and gas properties of $199.9 million for the three months ended March 31, 2020, of which $199.0 million was proved and $0.9 million was unproved. The impairment was the result of removing development of PUD and probable reserves from future net cash flows as the Predecessor could not assure that they would be developed going forward in light of continued depressed commodity prices and uncertainty regarding the Predecessor's liquidity situation at the time.
Upon emergence from bankruptcy, the Company adopted fresh start accounting which resulted in our long-lived assets being recorded at their estimated fair value at the Effective Date (see Note 3, Fresh Start Accounting, to the consolidated financial statements for additional information). There were no material changes to our key cash flow assumptions and no triggering events since the Company’s assets were revalued in fresh start accounting as of November 30, 2020; therefore, no impairment was identified in December 2020.
Asset Retirement Obligations
Asset retirement obligations are recognized at their fair value at the time that the obligations are incurred. Oil and gas producing companies incur such a liability upon acquiring or drilling a well. Under ASC 410, an asset retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to producing properties in the accompanying consolidated balance sheets, which is allocated to expense over the useful life of the asset. Periodic accretion of the discount on asset retirement obligations is recorded as part of depreciation, depletion and amortization (“DD&A”) expense in the accompanying consolidated statement of operations. See Note 8. Asset Retirement Obligations, for more information.
Revenue Recognition
Lonestar recognizes revenue at an amount that reflects the consideration to which we expect to be entitled in exchange for transferring goods or services to a customer, using a five-step process, in accordance with ASC 606, Revenue from Contracts with Customers. See Note 6. Revenue Recognition.
Derivatives
The Company utilizes oil and natural gas derivative contracts to mitigate its exposure to commodity price risk associated with its future oil and natural gas production. These derivative contracts have historically consisted of fixed-price swaps, basis swaps, and collars. We do not apply hedge accounting; accordingly, all derivatives are recorded in the accompanying consolidated balance sheets at estimated fair value. The Company recognizes all changes in the fair values of its derivative contracts as gains or losses in the earnings of the periods in which they occur. See Note 4. Commodity Price Risk Activities for more information.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
The Company periodically evaluates the realizable tax benefits of deferred tax assets and records a valuation allowance, if required, based on an estimate of the amount of deferred tax assets the Company believes does not meet the more likely than not criteria of being realized. See Note 11. Income Taxes for more information.
The Company evaluates uncertain tax positions, which requires significant judgments and estimates regarding the recoverability of deferred tax assets, the likelihood of the outcome of examinations of tax positions that may or may not be currently under review, and potential scenarios involving settlements of such matters. Changes in these estimates could materially impact the consolidated financial statements. No liability for material uncertain tax positions existed as of December 31, 2020 (Successor) or December 31, 2019 (Predecessor).
Share-Based Payments
Lonestar accounts for equity-based awards in accordance with ASC 718, Compensation-Stock Compensation, which requires companies to recognize in the statement of operations all share-based payments granted to employees based on their fair value. Share-based compensation is recognized by the Company on the graded vesting method over the requisite service period, which approximates the option vesting period of three years. Grants that can be settled in either cash or shares are treated as liabilities on the accompanying consolidated balance sheets.
All stock compensation plans and awards in effect during the Predecessor periods were cancelled on the Effective Date and no new stock compensation plans have been adopted by the Successor as of December 31, 2020.
COVID-19
The Company considered the impact of the ongoing COVID-19 pandemic on the assumptions and estimates used in the consolidated financial statements. The effects of COVID-19 and concerns regarding its global spread have negatively impacted global demand for crude oil and natural gas, which has and could continue to contribute to price volatility, impact prices the Company receives for crude oil, natural gas and NGLs, and materially and adversely affect the demand for and marketability of its production, as well as lead to temporary curtailment or shut-ins of production due to lack of downstream demand or storage capacity. The Company's estimates and assumptions were based on historical data and consideration of future market conditions. The potential additional impacts from COVID-19 on the Company’s financial position, results of operations and cash flows will depend on uncertain factors, including future developments and new information that may emerge regarding the severity and duration of COVID-19, the actions taken by authorities to contain it or treat its impact, and the availability and acceptance of vaccines, all of which are beyond the Company’s control and difficult to predict.
CARES Act
On March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) to provide certain taxpayer relief as a result of the COVID-19 pandemic. The CARES Act included several favorable provisions that impacted income taxes, primarily the modified rules on the deductibility of business interest expense for 2019 and 2020, a five-year carryback period for net operating losses generated after 2017 and before 2021, and the acceleration of refundable alternative minimum tax credits. The CARES Act did not materially impact the Predecessor's or Successor's effective tax rates for the eleven months ended November 30, 2020 and one month ended December 31, 2020, respectively.
The Predecessor applied for, and received, a loan under the Paycheck Protection Program (“PPP”) during the second quarter of 2020 in the amount of $2.2 million. The application for this loan required the Predecessor to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Predecessor to take into account our current business activity and our ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The receipt of this loan, and the forgiveness of the loan, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria. The PPP loan bears interest of 1% and, if not forgiven, has a maturity date of May 8, 2022. Prior to emergence from Chapter 11, the Predecessor applied for loan forgiveness and placed cash equal to the outstanding principal balance of the PPP loan in escrow pending the final forgiveness determination by the SBA, in accordance with SBA guidelines.
Net Loss per Common Share
Prior to the Effective Date, the Predecessor company used the two-class method is utilized to compute earnings per common share as our Class A Participating Preferred Stock (the “Preferred Stock”) was considered a participating security. Under the two-class method, losses are allocated only to those securities that have a contractual obligation to share in the losses of the Company. The Preferred Stock was not obligated to absorb Company losses and accordingly was not allocated losses. Net income attributable to common stockholders is allocated between common stock and participating securities based on the weighted average number of common shares and participating securities outstanding for the period. Upon the Effective Date, the Preferred Stock was extinguished and the two-class method is no longer necessary to compute earnings per share for the Successor starting with the month ended December 31, 2020.
Basic earnings per share is computed by dividing the allocated net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period.
Diluted earnings per share is computed similarly except that the denominator is increased to include dilutive potential common shares. Potential common shares for the Predecessor consisted of warrants, equity compensation awards and preferred stock, while potential common shares for the Successor consist of warrants. In certain circumstances adjustment to the numerator is also required for changes in income or loss resulting from the potential common shares. Basic weighted average common shares exclude shares of non-vested restricted stock. As these restricted shares vest, they will be included in the shares outstanding used to calculate basic earnings per share.
For the periods presented, there were no differences between the basic and diluted weighted average common shares. The following securities were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive:
	Successor	Predecessor
	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Preferred stock	—	17,173,272	15,828,683
Warrants	1,111,110	760,000	760,000
Stock appreciation rights	—	1,010,000	1,010,000
Restricted stock units	—	1,344,006	1,555,676
Predecessor Divestiture
On March 22, 2019, the Predecessor completed the divestiture of its Pirate assets in Wilson County for an adjusted cash purchase price of $11.5 million, after closing adjustments, to a private third-party. The assets were comprised of 3,400 net undeveloped acres, six producing wells, held seven proved undeveloped locations as of the closing date, and were producing approximately 200 BOE/d. The Predecessor recognized a loss of $33.5 million during the first quarter of 2019 in conjunction with the sale of the assets.

Recent Accounting Pronouncements
Income Taxes. In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The objective of ASU 2019-12 is to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and to provide more consistent application to improve the comparability of financial statements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and early adoption is permitted. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related footnote disclosures.
Financial Instruments — Credit Losses. In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments – Credit Losses (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments, including trade and other receivables, and requires the use of a new forward-looking expected loss model that will result in the earlier recognition of allowances for losses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022 for Smaller Reporting Companies, which the Company currently is classified as, and interim periods within those fiscal years, and early adoption is permitted. Entities must adopt the amendment using a modified retrospective approach to the first reporting period in which the guidance is effective. The adoption of ASU 2016-13 is currently not expected to have a material effect on the Company's consolidated financial statements.
Reference Rate Reform. In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions to ease financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) or another reference rate to alternative reference rates. The amendments in this ASU were effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. Currently, the Company's Successor Credit Agreements are the Company's only contracts that makes reference to a LIBOR rate and the agreements outline the specific procedures that will be undertaken once an appropriate alternative benchmark is identified. The Company does not expect this guidance to have a significant impact on its consolidated financial statements and related footnote disclosures.
Note 2. Emergence from Voluntary Reorganization under Chapter 11
As noted above, on the Petition Date, Lonestar Resources US Inc. and 21 of its directly and indirectly owned subsidiaries filed Bankruptcy Petitions for relief under Chapter 11. In addition, on the Petition Date, the Debtors filed their Joint Prepackaged Plan of Reorganization with the Bankruptcy Court (the “Plan”). On November 12, 2020, the Bankruptcy Court entered its confirmation order (the “Confirmation Order”) approving and confirming the Plan. On November 30, 2020, (the “Effective Date”) the Plan became effective and was implemented in accordance with its terms.
Plan of Reorganization
On the Effective Date, the Company consummated the following reorganization transactions in accordance with the Plan:
•
Adopted an amended and restated its certificate of incorporation and bylaws, which reserved for issuance 90,000,000 shares of common stock, par value $0.001 per share, (the “New Common Stock”) and 10,000,000 shares of preferred stock, par value $0.001 per share;

•	Cancelled all outstanding common and preferred shares of the Predecessor and the Predecessor's equity compensation plan and related unvested shares.
•	Provided for the following settlement of claims and interests in the Predecessor as follows:
•	Holders of claims on the Predecessor Senior Secured Credit Facility (the “Prepetition RBL Claims”) received distributions of:
•	Cash in the amount of all accrued and unpaid interest;
•	A first-out senior secured revolving credit facility with total aggregate commitments of $225 million;
•	A second-out senior secured term loan credit facility in an amount equal to $60 million;
•	555,555 Tranche 1 warrants and 555,555 Tranche 2 warrants, reflecting up to a 10% ownership stake in the Successor company's equity interests;

•
Holders of the 11.25% Senior Notes due 2023 (the “Prepetition Notes Claims”) received distributions of a pro rata share of 96% of 10,000,149 shares of New Common Stock issued on the Effective Date, subject to dilution by a to-be-adopted management incentive plan (the “MIP”) and the new warrants);

•
Holders of Predecessor preferred equity interests received distributions of a pro rata share of 3% of the New Common Stock in the Successor company (subject to dilution by the MIP and the new warrants);

•	Holders of Predecessor Class A common stock received distributions of a pro rata share of 1% of the New Common Stock in the Successor company (subject to dilution by the MIP and new warrants); and
•	General unsecured creditors were paid in full in cash.
•	Incurred “success fees” of $4.7 million; and
•	Reserved approximately $6.8 million to pay professional fees associated with the Chapter 11 Proceedings that were yet to be approved by the Bankruptcy Court.
Reorganization Items, Net
Any expenses, gains and losses that are realized or incurred as of or subsequent to the Petition Date and as a direct result of the bankruptcy proceedings and adjustments to reflect the carrying value of certain liabilities subject to compromise at their estimated allowed claim amounts, as such adjustments were determined, are recorded under “Reorganization Items, Net” on our Consolidated Statements of Operations for the Predecessor and consist of the following:
Predecessor
In Thousands	Period from September 30, 2020 through November 30, 2020
Unamortized discounts and debt issuance costs	$(3,243)
Professional fees and other	(11,847)
Fresh start valuation adjustments	(93,282)
Gain on settlement of liabilities subject to compromise	181,843
Total reorganization items, net	$73,471
Liabilities Subject to Compromise
Liabilities and obligations whose treatment and satisfaction were dependent on the outcome of the Chapter 11 Proceedings and have been segregated and classified as liabilities subject to compromise on the Predecessor’s consolidated balance sheets at the amounts that were allowed, or that the Company estimated would be allowed, as claims in the Chapter 11 Proceedings. See Note 3. Fresh Start Accounting for further information on the composition of liabilities subject to compromise and satisfaction pursuant to the Plan.
Note 3. Fresh-Start Accounting
All conditions required for the adoption of fresh-start accounting were met when the Plan became effective, November 30, 2020. The implementation of the Plan and the application of fresh-start accounting materially changed the carrying amounts and classifications reported in the Company’s consolidated financial statements and resulted in the Company becoming a new entity for financial reporting purposes. As a result of the application of fresh-start accounting and the effects of the implementation of the Plan, the financial statements on or prior to the Effective Date are not comparable with the financial statements after the Effective Date.
Upon the application of fresh-start accounting, the Company allocated the reorganization value to its individual assets and liabilities in conformity with ASC 805, Business Combinations (“ASC 805”). The amount of deferred income taxes recorded was determined in accordance with ASC 74 Income Taxes. Reorganization value represents the fair value of the Successor Company’s assets before considering liabilities.

Reorganization Value
Under ASC 852, the Successor Company must determine an enterprise value to be assigned to the debt and equity of the emerging company as of the date of adoption of fresh-start accounting. In the disclosure statement associated with the Plan, which was confirmed by the Bankruptcy Court, the Company estimated a range of enterprise values to be approximately $290 million to $415 million, with a midpoint of $353 million. The Company deemed it appropriate to use the midpoint between the low end and high end of the range to determine the final enterprise value of $353 million.
The enterprise value was derived using an asset-based valuation methodology of estimated proved reserves, undeveloped acreage, and other financial information, considerations and projections, applying a combination of the income, cost and market approaches as of the fresh-start reporting date of November 30, 2020.
The Company’s principal assets are its oil and natural gas properties. For purposes of estimating the fair value of the Company’s proved, probable, and possible reserves, an income approach was used which estimated fair value based on the anticipated cash flows associated with the Company’s reserves, including future operating and development costs. Within the income approach, the reserve categories were risked and discounted using a weighted average cost of capital rate of 10.5%. The proved reserve locations were limited to wells expected to be drilled, at that time, in the Company’s 5-year development plan while the probable and possible reserves included wells that are expected to be drilled in year 2025 and beyond. Commodity prices utilized in the determination of the fair value of oil and natural gas properties were based on the New York Mercantile Exchange (“NYMEX”) strip as of the Effective Date for years 2020 through 2022 and then escalated at an inflation rate of 2% through the end of the life of the reserves. In estimating the fair value of the Company’s undeveloped acreage, a market approach was used in which a review of recent transactions was considered. See further discussion below in the Fresh-start accounting adjustments for the specific assumptions used in the valuation of the Company’s various other assets.
The fair value of the Successor’s exit financing (revolving credit facility and term loan facility) was estimated based on the Discounted Cash Flow (“DCF”) approach, taking into consideration credit quality of the Company and the yield of the instruments. The Company concluded that the terns of the exit financing are at fair value.
The fair value of the Successor warrants was estimated by applying a Monte Carlo simulation model (“MCSM”) to incorporate the Minimum Equity Value hurdle of $100 million for the Warrants.
The MCSM approach was employed to simulate future equity value in a risk-neutral framework. For each simulation path, the equity value for Lonestar was simulated from the Valuation Date to the Expiration Date to see if the simulated equity value met the Minimum Equity Value Threshold during the 3-year measurement period for each tranche of the Warrants. The volatility input used in the simulation was based on a set of guideline public companies (“GPC”). Specifically, the GPC’s equity volatilities were calculated as the average of the 3-year historical volatility and implied volatility, which was then adjusted for leverage. The risk-free interest rate was based on the yields on U.S. Treasury Strips with a remaining term of 3.0-year, which is commensurate with the remaining contractual term of the Warrants as sourced from Capital IQ.
Although the Company believes the assumptions and estimates used to develop enterprise value and reorganization value are reasonable and appropriate, different assumptions and estimates could materially impact the analysis and resulting conclusions. The assumptions used in estimating these values are inherently uncertain and require judgment. The following table reconciles the Company’s Enterprise value to the estimated fair value of the Successor’s common stock as of November 30, 2020:
In thousands	As of November 30, 2020
Enterprise value	$353,000
Plus: Cash and cash equivalents and restricted cash (excluding funds held in the professional fee escrow of $6.8 million)	11,970
Less: Fair value of debt	(272,007)
Fair Value of Successor equity	$92,963

The following table reconciles the enterprise value to its reorganization value of Successor’s assets to be allocated to the Company’s individual assets as of the Effective Date:
In thousands	As of November 30, 2020
Enterprise value	$353,000
Plus: Cash and cash equivalents and restricted cash (excluding funds held in the professional fee escrow of $6.8 million)	11,970
Current liabilities (excluding current portion of long-term debt)	41,459
Non-current liabilities excluding long-term debt	4,846
Mortgage obligations related to Boland Building LLC	8,328
Reorganization value of Successor's assets to be allocated	$419,603
Balance Sheet
The adjustments included in the following fresh start consolidated balance sheet reflect the effects of the transactions contemplated by the Plan and executed by the Company on the Effective Date (reflected in the column “Reorganization Adjustments”) as well as fair value and other required accounting adjustments resulting from the implementation of fresh start accounting (reflected in the column “Fresh Start Adjustments”). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine the estimated fair values and significant assumptions.
	As of November 30, 2020
In thousands	Predecessor	Reorganization Adjustments(1)	Fresh Start Adjustments	Successor
Current assets
Cash and cash equivalents	$40,565	$(30,752)(2)	$—	$9,813
Restricted Cash	2,157	6,815(3)	—	8,972
Accounts receivable
Oil, natural gas liquid and natural gas sales	10,354	—	—	10,354
Joint interest owners and other, net	1,458	—	—	1,458
Derivative financial instruments	916	—	—	916
Prepaid expenses and other	8,403	100(4)	—	8,503
Total current assets	63,853	(23,837)	—	40,016
Property and equipment
Oil and gas properties, using the successful efforts method of accounting
Proved properties	1,100,211	—	(786,239)(16)	313,972
Unproved properties	77,382	—	(42,457)(16)	34,925
Other property and equipment	21,862	—	(2,188)(16)	19,674
Less accumulated depreciation, depletion, amortization and impairment	(734,231)	—	734,231(16)	—
Property and equipment, net	465,224	—	(96,653)	368,571
Accounts receivable	6,053	—	—	6,053
Derivative financial instruments	216	—	—	216
Other non-current assets	209	4,538(5)	—	4,747
Total assets	$535,555	$(19,299)	$(96,653)	$419,603

	As of November 30, 2020
In thousands	Predecessor	Reorganization Adjustments(1)	Fresh Start Adjustments	Successor
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$8,606	$(1,898)(6)	$—	$6,708
Oil, natural gas liquid and natural gas sales payable	17,507	—	—	17,507
Accrued liabilities	8,972	3,951(7)	—	12,923
Derivative financial instruments	4,321	—	—	4,321
Current maturities of long-term debt	286,759	(264,602)(8)	—	22,157
Total current liabilities	326,165	(262,549)	—	63,616
Long-term liabilities
Long-term debt	8,991	249,602(9)	(402)(17)	258,191
Asset retirement obligations	7,327	—	(2,969)(18)	4,358
Deferred tax liability, net	—	—	—	—
Equity warrant liability	—	—	—	—
Derivative financial instruments	485	—	—	485
Other non-current liabilities	(10)	—	—	(10)
Total long-term liabilities	16,793	249,602	(3,371)	263,024
Liabilities subject to compromise	271,110	(271,110)(10)	—	—
Total liabilities	614,068	(284,057)	(3,371)	326,640
Stockholders’ equity
Predecessor common stock	142,655	(142,655)(11)	—	—
Predecessor preferred stock	—	—(11)	—	—
Predecessor additional paid-in capital	176,012	138,980(12)	(314,992)(19)	—
Successor common stock	—	10(13)	—	10
Successor additional paid-in capital	—	92,953(14)	—	92,953
Accumulated deficit	(397,180)	175,470(15)	221,710(19)	—
Total stockholders’ equity	(78,513)	264,758	(93,282)	92,963
Total liabilities and stockholders’ equity	$535,555	$(19,299)	$(96,653)	$419,603
Reorganization Adjustments	Increase / (Decrease)
(1)
Represent amounts recorded as of the Effective Date for the implementation of the Plan, including, among other items, issuance of new debt, settlement Predecessor’s liabilities subject to compromise and issuance of the Successor’s common stock and warrants.

(2)	Changes in cash and cash equivalents include the following:
Proceeds from Successor Senior Secured Credit Facility	$224,602
Proceeds from Successor Second Out Term Loan	60,000
Payment of Predecessor Senior Secured Credit Facility	(284,602)
Payment of Successor Senior Secured Credit Facility	(15,000)
Payment of Predecessor Senior Secured Credit Facility interest and fees	(764)
Payment of deferred financing fees for the Successor Senior Secured Credit Facility and Successor Second-Out Term Loan	(4,710)
Payment to fund professional fee escrow	(6,815)
Payment of professional fees including success fees	(3,373)
Payment of bank fees	(90)
Net change in cash and cash equivalents	$(30,752)
(3)	Represents the funding of the professional fee escrow associated with the Chapter 11 Proceedings.

(4)	Represents the overpayment of professional fees.
(5)	Changes in other non-current assets include the following:
Payment of deferred financing fees for the Senior Secured Credit Facility and Successor Second Out Term Loan	$4,710
Elimination of deferred financing fees on the Predecessor Senior Secured Credit Facility	(172)
Net change in other non-current assets	$4,538
(6)	The decrease in accounts payable represents the payment of previously accrued professional fees.
(7)	Net change in accrued liabilities include the following:
Accrual of professional fees (success fees)	$4,715
Payment of Predecessor Senior Secured Credit Facility interest and fees	(764)
Net change in other current liabilities	$3,951
(8)	Net change in current maturities of long-term debt includes the following:
Proceeds from Successor Second-Out Term Loan (current portion)	$20,000
Payment of Predecessor Senior Secured Credit Facility	(284,602)
Net change in current maturities of long-term debt	$ (264,602)
(9)	Net change in long-term debt includes the following:
Borrowings under Successor Senior Secured Credit Facility	$224,602
Borrowings under Successor Second-Out Term Loan (long-term portion)	40,000
Payment of Successor Senior Secured Credit Facility	(15,000)
Net change in long-term debt	$249,602
(10)	Liabilities subject to compromise was settled in accordance with the Plan and the resulting gain were determined as follows:
Liabilities subject to compromise consist of:
11.25% Senior Notes	$ (250,000)
Interest on 11.25% Senior Notes	(21,094)
Stock compensation liability	(15)
Acceleration of unvested predecessor stock compensation on the Effective Date	(21)
Predecessor warrant liability	(1)
Total liabilities subject to compromise	$ (271,131)
Liabilities subject to compromise were settled as follows:
Total liabilities subject to compromise	$ (271,131)
Less: Distribution of Successor ordinary shares to creditors	88,199
Less: Distribution of Successor warrants to creditors	1,089
Gain on settlement of liabilities subject to compromise	$(181,843)
(11)	Represents the cancellation of Predecessor ordinary and preferred shares at par value pursuant to the Plan.
(12)	Net change in Predecessor additional paid-in capital include the following:
Cancellation of Predecessor ordinary and preferred shares	$142,655
Issuance of Successor ordinary shares to Predecessor preferred shareholders	(2,756)
Issuance of Successor ordinary shares to Predecessor ordinary shareholders	(919)
Net change in Predecessor additional paid-in capital	$138,980
(13)	Represents the issuance of Successor ordinary shares to creditors, prior ordinary and preferred shareholders at par value.
(14)	Successor additional paid-in capital consists of:
Issuance of Successor ordinary shares to creditors	$88,189
Issuance of Successor warrant to holders of the Predecessor Senior Secured Credit Facility	1,089
Issuance of Successor ordinary shares to Predecessor preferred shareholders	2,756
Issuance of Successor ordinary shares to Predecessor ordinary shareholders	919

Total Successor additional paid in capital	$92,953
(15)	Net change in accumulated deficit consists of the following:
Gain on settlement of liabilities subject to compromise	$181,843
Acceleration of Predecessor stock compensation awards	(21)
Accrual of professional fees (success fee)	(4,715)
Payment of professional fees (success fee)	(1,375)
Elimination of deferred financing fees on the Predecessor Senior Secured Credit Facility	(172)
Payment of bank fees	(90)
Net change in accumulated deficit	$175,470
Fresh Start Adjustments
(16)
Reflects adjustments to present the proved oil and gas properties, unproved acreage and other property and equipment at their estimated fair values based on the valuation methodology discussed below as well as the elimination of accumulated depreciation, depletion, amortization and impairment. The following table summarizes the components of property, plant and equipment as of the Effective Date:

	Successor Fair Value	Predecessor Historical Value
Proved properties	$313,972	$1,100,211
Unproved properties	34,925	77,382
Other property and equipment	19,674	21,862
	368,571	1,199,455
Less accumulated depreciation, depletion, amortization and impairment	—	(734,231)
Property and equipment, net	$368,571	$465,224
For purposes of estimating the fair value of its other operating property and equipment, the Company used a combination of the market and cost approaches. A market approach was relied upon to value land and vehicles, and in this valuation approach, recent transactions of similar assets were utilized to determine the value from a market participant perspective. For the remaining other operating assets, a cost approach was used. The estimation of fair value under the cost approach was based on current replacement costs of the assets, less depreciation based on the estimated economic useful lives of the assets, age of the assets, physical deterioration, and obsolescence.
(17)	Reflects the fair value adjustment to the Boland LLC mortgage liability.
The fair value of the Successor’s mortgage obligations related to Boland Building LLC (“Mortgages”) was estimated based on the DCF approach, which relies upon assumptions about the amount and timing of principal and interest payments and current market rates. In this analysis, the remaining interest and principal payments were discounted to present value using a pre-tax discount rate deemed to be reflective of a market yield for the Mortgages as of the Effective Date.
(18)
Adjustment to present at fair value the Company's asset retirement obligations (“ARO”) using assumptions as of the Effective Date, including an inflation factor of 2.5% and an estimated 30-year credit-adjusted risk-free rate of 10.5%.

(19)	The table below reflects the cumulative impact of Fresh Start Adjustments discussed above and the elimination of Predecessor capital in excess of par value and Predecessor accumulated deficit:
Fresh start valuation adjustments	$(93,282)
Elimination of Predecessor Accumulated Deficit to Additional Paid In Capital	314,992
Net Change in Accumulated Deficit	$221,710

Note 4. Commodity Price Risk Activities
Lonestar enters into certain commodity derivative instruments to mitigate commodity price risk associated with a portion of its future oil and natural gas production and related cash flows. The oil and natural gas revenues and cash flows are affected by changes in commodity product prices, which are volatile and cannot be accurately predicted. The objective for entering into these commodity derivatives is to protect the operating revenues and cash flows related to a portion of the future oil and natural gas sales from the risk of significant declines in commodity prices, which helps ensure the Company’s ability to fund the capital budget.
Inherent in Lonestar's fixed price contracts are certain business risks, including market risk and credit risk. Market risk is the risk that the price of oil and natural gas will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from non-performance by the Company’s counterparty to a contract. The Company does not currently require cash collateral from any of its counterparties nor does its counterparties require cash collateral from the Company. As of December 31, 2020 (Successor), the Company had no open physical delivery obligations.
Under the terms of Company's Successor Credit Facility, by no later than 90 days following the Effective Date, which can be extended at the discretion of the Lenders, the Company is required to have hedges in place covering a minimum of 80% of its anticipated production for the period of 36 consecutive calendar months following the Effective Date and 75% of its anticipated production for the 24 months immediately following the date of each Swap Agreement Certificate (as defined in the Agreement).
As of December 31, 2020 (Successor), all of the Company's outstanding derivative contracts were subject to enforceable master netting arrangements whereby payables on those contracts can be offset against receivables from separate derivative contracts with the same counterparty. It is the Company's policy to classify derivative assets and liabilities on a gross basis on its balance sheets, even if the contracts are subject to enforceable master netting arrangements.
The following table summarizes Lonestar's commodity derivative contracts as of December 31, 2020 (Successor):
Commodity	Contract Type	Period	Range(1)	Volume Hedged (Bbls/Mcf per day)	Weighted Average Price
Oil - WTI	Swaps	Jan - Dec 2021	$42.20 - $47.09	4,146	$43.05
Oil - WTI	Swaps	Jan - Dec 2022	$44.83 - $47.09	2,000	45.62
Natural Gas - Henry Hub	Swaps	Jan - Dec 2021	$2.86 - $3.28	11,991	3.03
Natural Gas - Henry Hub	Swaps	Jan - Dec 2022	$2.70 - $3.14	6,233	2.77
(1)	Ranges presented for fixed-price swaps and basis swaps represent the lowest and highest fixed prices of all open contracts for the period presented.
During January 2021, the Company entered into additional WTI swaps of 184,000 (1,000 barrels per day) at an average strike price of $50.37 for the period of July through December 2021, in addition the company entered into additional WTI swaps of 90,500 (500 barrels per day) at an average strike of $49.17 for the period of January through June 2022. During February 2021, the company entered into additional WTI swaps of 221,000 (722 barrels per day) at an average strike price of $55.50 for the period of March through December 2021, in addition the company entered into additional WTI swaps of 297,000 (814 barrels per day) at an average strike of $49.82 for the period of January through December 2022 and entered into Henry Hub swaps for 460,000 MMBtu (5,000 MMBtu/d) at an average strike price of $2.93 per MMBtu.
As of December 31, 2020 (Successor), all of the Company’s derivative hedge positions were with large financial institutions, which are not known to the Company to be in default on their derivative positions. The Company is exposed to credit risk to the extent of non-performance by the counterparties in the derivative contracts discussed above. None of the Company’s derivative instruments contain credit-risk related contingent features.

Note 5. Leases
Operating lease ROU assets are presented within Other Property and Equipment on the consolidated balance sheets as of December 31, 2019. The current portion of operating lease liabilities are presented within Accrued Liabilities, and the non-current portion of operating lease liabilities are presented within Other Non-Current Liabilities on the consolidated balance sheet.
Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental collateralized borrowing rate based on the information available at commencement date, including lease term, in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Operating lease expense is recognized on a straight-line basis over the lease term.
The Company's operating lease portfolio includes field equipment such as compressors and amine units, office space and office equipment. The Company currently does not have any financing leases.
Our compressor and amine unit arrangements are typically structured with a non-cancelable primary term of one to two-years and continue thereafter on a month-to-month basis subject to termination by either party with thirty days notice. The Company's compressor and amine unit rental agreements represent operating leases with a lease term that equals the primary non-cancelable contract term. Upon completion of the primary term, both parties have substantive rights to terminate the lease. As a result, enforceable rights and obligations do not exist under the rental agreement subsequent to the primary term.
The Company enters into daywork contracts for drilling rigs with third parties to support its drilling activities. The drilling rig arrangements are typically structured with a term that is in effect until drilling operations are completed on a contractually-specified well or well pad. Upon mutual agreement with the contractor, the Company typically has the option to extend the contract term for additional wells or well pads by providing thirty days notice prior to the end of the original contract term. Drilling rig arrangements represent short-term operating leases. The accounting guidance requires the Company to make an assessment at contract commencement if it is reasonably certain that it will exercise the option to extend the term.
Due to the continuously evolving nature of the Company's drilling schedules and the potential volatility in commodity prices in an annual period, the Company's strategy to enter into shorter term drilling rig arrangements allows it the flexibility to respond to changes in our operating and economic environment. The Company exercises its discretion in choosing to extend or not extend contracts on a rig-by-rig basis depending on the conditions present at the time the contract expires. At the time of contract commencement, the Company has determined it cannot conclude with reasonable certainty if it will choose to extend the contract beyond its original term. Pursuant to the successful efforts method of accounting, these costs are capitalized as part of natural gas and oil properties on our balance sheet when paid.
The Company leases a small part of the corporate building it owns to a third-party, with a lease term that ends in 2023 and is non-cancelable. Third-party leasing income is insignificant and is included in Acquisition Costs and Other on the consolidated statements of operations.
The components of our total lease expense for 2020 and 2019 are as follows:
	Successor	Predecessor
In thousands	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year ended December 31, 2019
Operating Leases	$—	$45	$273
Short-term leases(1)	246	2,665	2,766
Total lease expense	$246	$2,710	$3,039
Short-term lease costs capitalized to oil and gas properties(2)	$9	$4,704	$11,747
(1)
Short-term leases represent expenses related to leases with a contract term of one year or less. The majority of these leases relate to field operating equipment and are included in lease operating expense and gas gathering, processing and transportation expense on the consolidated statement of operations.

(2)
Short-term lease costs represent leases with a contract term of one year or less, the majority of which are related to drilling rigs and are capitalized as part of Oil and Gas Properties on the consolidated balance sheets.

Supplemental balance sheet information related to leases follows:
	Successor	Predecessor
In thousands, except lease term and discount rate data	December 31, 2020	December 31, 2019
Operating leases
Assets
Other property and equipment	$—	$45
Liabilities
Accrued liabilities	$—	$45
Weighted-average remaining lease term (years)	—	0.2
Weighted-average discount rate	—	5.0%
Supplemental cash flow information related to leases follows:
	Successor	Predecessor
In thousands	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$—	$45	$273
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$—	$45	$273
Note 6. Revenue Recognition
Operating revenues are comprised of sales of crude oil, NGLs and natural gas. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The Company recognizes revenue when control has been transferred to the customer, generally at the time commodities reach an agreed-upon delivery point. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price based on a market index. Typically, the Company sells its products directly to customers generally under agreements with payment terms less than 30 days.
Oil Revenues
Oil is sold at a contractually-specified index price plus or minus a differential; title and control of the product generally transfers at the delivery point specified in the contract, at which point related revenue is recognized. For those leases in which Lonestar operates with other working interest owners, the Company recognizes oil revenue proportionate to its entitled share of volumes sold. Currently, all of Lonestar’s oil production comes from the Eagle Ford Shale play in South Texas, and direct sales to four purchasers account for the majority of its oil sales.
The Company’s oil purchase contracts are generally written to provide month-to-month terms with a 30-day cancellation notice. Sales of Lonestar’s oil production are typically invoiced monthly based on actual volumes measured at the agreed-upon delivery point and stated contract pricing for the month.
NGLs and Natural Gas Revenues
The Company’s NGL and natural gas purchase contracts are generally structured such that Lonestar commits and dedicates for sale a specified volume of NGL and/or natural gas production per day from agreed-upon leases to a purchaser. NGLs and natural gas are sold at a percentage of index prices of each component less any stated deductions. Control transfers at the delivery point specified in the contract, which typically is stated as the inlet or tailgate of a plant where the produced NGLs and natural gas are processed for subsequent transportation and consumption. In certain situations, Lonestar takes processed natural gas in-kind from a processing plant for sale under a separate purchase agreement with a different delivery point. The stated delivery point determines whether certain conditioning, treating, transportation and fractionation fees associated with the sold NGLs and natural gas are treated as operating expenses (occurring before the delivery point) or as deductions to revenues (occurring after the delivery point).

For those leases in which Lonestar operates with other working interest owners, the Company recognizes NGL and natural gas revenue proportionate to its entitled share of volumes sold. Currently, all of Lonestar’s NGL and natural gas production comes from the Eagle Ford Shale play in South Texas. Sales of Lonestar’s NGL and natural gas production is typically invoiced monthly based on actual volumes at the agreed-upon delivery point and stated contract pricing and allocations for the month.
Lonestar uses a third-party broker for its NGL and natural gas marketing. In this capacity, the third-party is responsible for carrying out marketing activities such as submission of nominations, receipt of payments, submission of invoices and negotiation of contracts. In this agreement, Lonestar retains final approval of contracts and is not entitled to sales proceeds from the third-party until they are collected from the related purchasers. Commissions payable to the third-party broker for these services are treated as operating expenses in the financial statements.
Production Imbalances
Revenue is recorded based on the Company’s share of volumes sold, regardless of whether the Company has taken its proportional share of volumes produced. A receivable or liability is recognized only to the extent that the Company has an imbalance on a specific property greater than the expected remaining proved reserves. There were no imbalances at December 31, 2020 (Successor) and 2019 (Predecessor).
Significant Judgements
As noted above, the Company engages in various types of transactions in which midstream entities process its gas and subsequently market resulting NGLs and residue gas to third-party customers on Lonestar’s behalf. These types of transactions require judgement to determine whether Lonestar is the principal or the agent in the contract and, as a result, whether revenues are recorded gross or net.
The Company has determined that each unit of product represents a separate performance obligation under the terms of its purchase contracts, and therefore, future volumes are wholly unsatisfied. Therefore, the Company has utilized the practical expedient exempting a Company from disclosure of the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation.
Prior-Period Performance Obligations
The Company records revenue in the month production is delivered to the purchaser. Settlement statements for certain NGL and natural gas sales may not be received for 30 to 60 days after the date production is delivered, and as a result, Lonestar is required to estimate the amount of production that was delivered to the purchaser and the price that will be received for the sale of the product.
The Company records the differences between its estimates and the actual amounts received for product sales in the month that payment is received from the purchaser. Any identified differences between its revenue estimates and actual revenue received historically have not been significant. For the month ended December 31, 2020 (Successor), eleven months ended November 30, 2020 (Predecessor) and year ended December 31, 2019 (Predecessor), revenue recognized in the reporting period related to performance obligations satisfied in prior reporting periods was not material.
Accounts Receivable and Other
Accounts receivable – Oil, natural gas liquid and natural gas sales consist of amounts due from purchasers for commodity sales from our Eagle Ford fields. Payments from purchasers are typically due by the last day of the month following the month of delivery. There was no bad debt expense for any period presented, and an allowance for uncollectible accounts is unnecessary. The Company’s operations do not result in any contract assets or liabilities on the accompanying consolidated balance sheets.

Note 7. Fair Value Measurements
Fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories: observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. ASC 820 prioritizes the inputs used in measuring fair value into the following fair value hierarchy:
•	Level 1 – Quoted prices for identical assets or liabilities in active markets.
•
Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 – Unobservable inputs for the asset or liability. The fair value input hierarchy level to which an asset or liability measurement falls in its entirety is determined based on the lowest level input that is significant to the measurement in its entirety.

Assets and liabilities measured at fair value on a recurring basis
The following table presents Lonestar's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2020 (Successor) and 2019 (Predecessor):
	Fair Value Measurements Using
In thousands	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2020 (Successor)
Assets:
Commodity derivatives	$—	$2,098	$—	$2,098
Liabilities:
Commodity derivatives	—	(8,773)	—	(8,773)
Total	$—	$(6,675)	$—	$(6,675)

December 31, 2019 (Predecessor)
Assets:
Commodity derivatives	$—	$6,849	$—	$6,849
Liabilities:
Commodity derivatives	—	(10,462)	—	(10,462)
Warrants	—	—	(364)	(364)
Stock-based compensation	(1,792)	—	(573)	(2,365)
Total	$(1,792)	$(3,613)	$(937)	$(6,342)
Commodity Derivatives
The Company's commodity derivatives represent non-exchange-traded oil and natural gas fixed-price swaps that are based on NYMEX pricing and fixed-price basis swaps that are based on regional pricing other than NYMEX (e.g., Louisiana Light Sweet). The asset and liability measurements for the Company's commodity derivative contracts represent Level 2 inputs in the hierarchy, as they are valued based on observable inputs other than quoted prices.
Warrants
The fair value of the Predecessor's warrants is based on Black-Scholes valuations. In addition to the Predecessor's observable stock price, other significant inputs are considered unobservable, and the Company has designated these estimates as Level 3.
Stock-Based Compensation
The Predecessor's stock-based compensation includes the liability associated with restricted stock units (“RSUs”) and stock appreciation rights (“SARs”) dependent on the fair value of the Predecessor's publicly-traded common stock. The fair value of RSUs is measured based on measurable prices on a major exchange; the significant inputs to these asset exchange values represented Level 1 independent active exchange market price inputs. The Black-Scholes model used to determine the fair value of the SARs uses inputs, in addition to the Predecessor's observable stock price, that are considered unobservable; to this end the Predecessor has designated these estimates as Level 3. See Note 13. Stock-Based Compensation below for more information.
Level 3 gains and losses
The table below sets forth a summary of changes in the fair value of the Company’s Level 3 liabilities for the year ended December 31, 2020.
	Successor	Predecessor
In thousands	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Fair value of Level 3 instruments, beginning of period	$—	$(937)	$(1,691)
Unrealized gains	—	—	754
Extinguishment of Level 3 instruments on Effective Date	—	937	—
Fair value of Level 3 instruments, end of period	$—	$—	$(937)
Assets and liabilities measured at fair value on a nonrecurring basis
Non-recurring fair value measurements include certain non-financial assets and liabilities as may be acquired in a business combination and thereby measured at fair value; impaired oil and natural gas property assessments; warrants issued in debt or equity offerings and the initial recognition of asset retirement obligations for which fair value is used. Non-recurring fair value measurements also include certain non-financial assets and liabilities as part of fresh-start accounting on the Effective Date (see Note 3. Fresh-Start Accounting). These estimates are derived from historical costs as well as management’s expectation of future cost environments. As there is no corroborating market activity to support the assumptions used, the Company has designated these estimates as Level 3.
Other fair value measurements
The book values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. The carrying value of debt approximates fair value since it is subject to a short-term floating interest rate that approximates the rate available to the Company.
Note 8. Asset Retirement Obligations
Lonestar recognizes its asset retirement obligations related to the plugging, abandonment and remediation of oil and gas producing properties. The present value of the estimated asset retirement costs has been capitalized as part of the carrying amount of the related long-lived assets. The liability has been accreted to its present value as of December 31, 2020 (Successor).
The following provides a reconciliation of activity in the asset retirement obligations for 2020 and 2019:
	Successor	Predecessor
In thousands	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Beginning asset retirement obligations	$4,358	$7,055	$7,195
Wells drilled during the year	—	4	26
Wells sold during the year	—	—	(388)
Accretion expense	38	316	300
Revisions in estimated retirement obligations(1)	177	(3,017)	191
Wells plugged and abandoned during the year	—	—	(269)
Ending asset retirement obligations	$4,573	$4,358	$7,055
(1)
Revisions of previous estimates during months ended December 31, 2020 (Successor) and the year ended December 31, 2019 (Predecessor) are primarily attributable to changes in estimates of the timing of future costs for oilfield services required to plug and abandon wells. Revisions of previous estimates during the eleven months ended November 30, 2020 (Predecessor) are primarily due to the change in fair value resulting from the Company's fresh-start accounting (see Note 3. Fresh-Start Accounting)

Note 9. Accrued Liabilities
The following table provides detail of Lonestar's accrued liabilities as of December 31, 2020 (Successor) and 2019 (Predecessor):
	Successor	Predecessor
In thousands	December 31, 2020	December 31, 2019
Bonus payable	$1,363	$2,353
Accrued interest - 11.25% Senior Notes	—	14,063
Accrued well costs	1,752	8,932
Third party payments for joint interest expenditures	5,178	—
Accrued professional fees (success fees)	4,710	—
Other	2,980	1,557
Total accrued liabilities	$15,983	$26,905
Note 10. Long-Term Debt
The following long-term debt obligations were outstanding as of December 31, 2020 (Successor) and 2019 (Predecessor):
	Successor	Predecessor
In thousands	December 31, 2020	December 31, 2019
Successor Senior Secured Credit Facility	$209,600	$—
Successor Second-Out Term Loan	55,000	—
Predecessor Senior Secured Credit Facility	—	247,000
11.25% Senior Notes due 2023	—	250,000
Mortgage debt	8,712	8,931
PPP loan	2,157	—
Other	261	271
Total	275,730	506,202
Less unamortized discount	(402)	(3,375)
Less unamortized debt issuance costs	—	(759)
Total net of discount and debt issuance costs	275,328	502,068
Less current obligations(1)	(20,000)	(247,000)
Long-term debt	$255,328	$255,068
(1)
Current obligations for the Successor represent four quarterly $5.0 million principal payments due in 2021 and, for the Predecessor, the Senior Secured Credit Facility obligations which were classified as current liabilities as of December 31, 2019.

Successor Senior Secured Credit Agreements
On the Effective Date, the Successor, through its subsidiary Lonestar Resources America Inc., entered into a new first-out senior secured revolving credit facility with Citibank, N.A., as administrative agent, and the other lenders from time to time party thereto (the “Successor Credit Facility”) and a second-out senior secured term loan credit facility (the “Successor Term Loan Facility” and, together with the Successor Credit Facility, the “Successor Credit Agreements”) by amending and restating the Company’s existing credit agreement (as so amended and restated, the “Predecessor Credit Facility”). The Successor Credit Facility provides for revolving loans in an aggregate amount of up to $225 million, subject to borrowing base capacity. Letters of credit are available up to the lesser of (a) $2.5 million and (b) the aggregate unused amount of commitments under the Successor Credit Facility then in effect. On the Effective Date, Lonestar Resources America Inc. borrowed $60.0 million in term loans under the Successor Term Loan Facility. The Successor Credit Agreements will mature on November 30, 2023. The term loans under the Successor Term Loan Facility amortize on a quarterly basis in an amount equal to $5.0 million, payable on the last day of March, June, September and December of each year. The Successor's obligations under the Successor Credit Agreements are guaranteed by all of the

Successor's direct and indirect subsidiaries (subject to certain permitted exceptions) and will be secured by a lien on substantially all of the Successor's, Lonestar Resources America Inc.’s and the guarantors’ assets (subject to certain exceptions).
Borrowings and letters of credit under the Successor Credit Facility are limited by borrowing base calculations set forth therein. The initial borrowing base is $225 million, subject to redetermination. The borrowing base will be redetermined semiannually on or around May 1 and November 1 of each year, with one interim “wildcard” redetermination available between scheduled redeterminations. The first wildcard redetermination occurred on February 1, 2021, which reaffirmed the initial borrowing base of $225 million.
The Successor Credit Agreements contain customary covenants, including, but not limited to, restrictions on the Successor's ability and that of its subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, or enter into transactions with affiliates.
The Successor Credit Facility contains certain financial performance covenants including the following:
•	A Consolidated Total Debt to Consolidated EBITDAX covenant, with such ratio not to exceed 3.5 times; and
•
A requirement to maintain a current ratio (i.e., Consolidated Current Assets to Consolidated Current Liabilities) of at least 0.95 times for the three months ended December 31, 2020 and 1.0 times each fiscal quarter thereafter. The current ratio excludes current derivative assets and liabilities, as well as the current amounts due under the Successor Term Loan Facility, from the ratio.

Borrowings under the Successor Credit Agreements bear interest at a floating rate at the Successor's option, which can be either an adjusted Eurodollar rate (the Adjusted LIBOR, subject to a 1% floor) plus an applicable margin of 4.50% per annum or a base rate determined under the Successor Credit Facility (the “ABR”, subject to a 2% floor) plus an applicable margin of 3.50% per annum. The weighted average interest rate on borrowings under the Successor Credit Agreements was 5.8% for the month ended December 31, 2020. The undrawn portion of the aggregate lender commitments under the Successor Credit Facility is subject to a commitment fee of 1.0%. As of December 31, 2020, the Successor was in compliance with all debt covenants under the Successor Credit Facilities.
Predecessor Senior Secured Bank Credit Facility
From July 2015 through November 30, 2020, the Predecessor maintained a senior secured revolving credit facility with Citibank, N.A., as administrative agent, and other lenders party thereto. All of the Predecessor Credit Facility was refinanced by the Successor Credit Agreements on the Effective Date.
Extinguishment of Predecessor 11.25% Senior Notes
On the Effective Date, the Predecessor's 11.25% Senior Notes due 2023 (the “11.25% Senior Notes”) were fully extinguished by issuing equity in the Successor to the holders of that debt.
The contractual interest expense on the 11.25% Notes is in excess of recorded interest expense by $4.7 million from the Petition Date until the Effective Date and was not included as interest expense on the Consolidated Statements of Operations for the Predecessor period because the Company discontinued accruing interest on the 11.25% Senior Notes subsequent to the Petition Date in accordance with ASC 852. The Company did not make any interest payments on the 11.25% Senior Notes subsequent to the Petition Date.
Debt Issuance Costs
The Company capitalizes certain direct costs associated with the issuance of long-term debt and amortizes such costs over the lives of the respective debt. At December 31, 2020 (Successor) and 2019 (Predecessor), the Company had approximately $4.6 million and $0.8 million, respectively, of debt issuance costs associated with the Successor Credit Facility and Predecessor Credit Facility, respectively, remaining that are being amortized over the lives of the respective debt which are recorded as Other Non-Current Assets in the accompanying unaudited condensed consolidated balance sheets.

Indebtedness Repayment Schedule
As of December 31, 2020 (Successor), debt is payable over the next five years and thereafter as follows:
Successor
In thousands	December 31, 2020
2021	$20,083
2022	24,019
2023	224,606
2024	7
2025	7
Thereafter	7,008
Total debt	$275,730
Note 11. Income Taxes
The income tax provision is as follows:
In thousands	Successor	Predecessor
	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Current income tax benefit
Federal	$—	$(3,748)	$(591)
State	—	—	(464)
Total current income tax benefit	—	(3,748)	(1,055)
Deferred tax expense (benefit)
Federal	$—	882	(20,989)
State	—	(1,813)	673
Valuation allowance	—	—	8,876
Total deferred income tax benefit	—	(931)	(11,440)
Total income tax benefit	$—	$(4,679)	$(12,495)
The following table provides a reconciliation of Lonestar's actual income tax provision amounts from the expected income tax provision amount by applying the U.S. federal statutory corporate income tax rate of 21% for the period from December 1, 2020 through December 31, 2020 (Successor), the period from January 1, 2020 through November 30, 2020 (Predecessor) and the year ended December 31, 2019 (Predecessor), as follows:
In thousands	Successor	Predecessor
	Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Expected income tax benefit at statutory rate	$(150)	$(25,791)	$(24,258)
Permanent differences	2	4,895	(48)
State taxes, net of Federal benefit	16	(2,514)	307
Fresh start valuation adjustments	—	19,589	—
Gain on settlement of liabilities subject to compromise	—	(38,187)	—
Reduction in deferred tax assets	—	12,537	—
Return to provision adjustment	—	—	2,567
Change in valuation allowance	132	28,541	8,876
Net operating loss carryback	—	(3,749)
Other	—	—	61
Actual income tax benefit	$—	$(4,679)	$(12,495)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2020 (Successor) and 2019 (Predecessor) are as follows:
	Successor	Predecessor
In thousands	December 31, 2020	December 31, 2019
Deferred tax assets
Net operating loss carryforward	$5,196	$27,025
Oil and gas properties, and other property and equipment	17,828	—
Stock-based compensation	—	922
Intangibles	183	257
Derivative instruments	2,036	606
Interest expense limitation	11,753	19,243
Organizational expenses and other	553	3,306
Total deferred tax assets	$37,549	$51,359
Deferred tax liabilities
Oil and gas properties, and other property and equipment, principally due to intangible drilling assets	$—	$(43,414)
Net deferred tax assets	37,549	7,945
Valuation allowance for deferred tax assets	(37,549)	(8,876)
Net deferred tax liability, net of valuation allowance	$—	$(931)
We have evaluated the income tax impact of the Plan, including the change in control, resulting from our emergence from Chapter 11 Bankruptcy on November, 30, 2020. Under the Plan, a substantial portion of the Company’s pre-petition debt securities were extinguished. When the debt was extinguished, the Company realized CODI for U.S. federal income tax purposes of approximately $181.9 million, which is excludable from taxable income. The CODI exclusion resulted in a partial elimination of or our federal net operating loss carryforwards, as well as a partial reduction in tax basis in assets, in accordance with the attribute reduction and ordering rules of Section 108 of the Code. The deferred tax balances disclosed above for the Successor period ended December 31, 2020 reflect the estimated impact of the reduction of these attributes.
Section 382 of the Code provides an annual limitation with respect to the ability of a corporation to utilize its tax attributes, as well as certain built-in-losses, against future U.S. taxable income in the event of a change in ownership. The Company's emergence from chapter 11 bankruptcy proceedings is considered a change in ownership for purposes of Section 382. The limitation under Section 382 is based on the value of the corporation as of the emergence date. The ownership change and resulting annual limitation resulted in the expiration of approximately $46.6 million of net operating losses generated prior to the emergence date. The expiration of these tax attributes was fully offset by a corresponding decrease in the Company's U.S. valuation allowance, which results in no net tax provision.
The amount of U.S. consolidated net operating losses available as of December 31, 2020 (Successor), after attribute reduction and expiration due to Section 382, is estimated to be approximately $24.7 million. Of this amount, $10.0 million is subject to a 20 year carry forward period and will start to expire in 2034. The remaining $14.7 million may be carried forward indefinitely but is subject to a Section 382 limitation.
The Company assesses the recoverability of its deferred tax assets each period by considering whether it is more likely than not that all or a portion of the deferred tax assets will not be realized. The Company considers all available evidence (both positive and negative) in determining whether a valuation allowance is required. The Company evaluated possible sources of taxable income that may be available to realize the benefit of deferred tax assets, including income projections, the reversal of existing taxable temporary differences, taxable income in carryback years and available tax planning strategies in making this assessment. We also considered other available evidence as of the balance sheet date, including the tax impacts of the Chapter 11 Proceedings and the partial reduction of tax attributes. Given our cumulative loss position and the continued low oil price environment, management concluded that as of December 31, 2020 (Successor), a valuation allowance should to be applied against the Company’s net deferred tax asset. The Company recorded a valuation allowance as of

December 31, 2020 (Successor) of $37.5 million, an increase of $28.7 million from December 31, 2019 (Predecessor). The Company will continue to monitor facts and circumstances surrounding the likelihood that NOL carryforwards and other deferred tax assets will be utilized.
We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more-likely-than-not the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions meeting the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company has no unrecognized tax benefits for the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor). Likewise, the Company has not recorded any interest or penalties associated with uncertain tax positions.
As of December 31, 2020, there are no examinations of federal or state jurisdictions in progress. The Company’s income tax returns related to fiscal years ended December 31, 2010 through December 31, 2020 remain open to possible examination by the tax authorities.
Note 12. Stockholders’ Equity
Registration Rights Agreement
On the Effective Date, the Successor entered into a registration rights agreement (the “Registration Rights Agreement”) with certain parties who received certain shares of New Common Stock on the Effective Date (the “Holders”). The Registration Rights Agreement provides resale registration rights for the Holders’ registrable securities of the Successor.
Pursuant to the Registration Rights Agreement, Holders have customary underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement. Under their underwritten offering registration rights, Holders have the right to demand the Successor to effectuate the distribution of any or all of its Registrable Securities by means of an underwritten offering pursuant to an effective registration statement; provided, however, that the expected gross offering price is equal to or greater than $50.0 million in the aggregate. The Successor is not obligated to effect an underwritten demand notice upon certain circumstances, including within 180 days of closing an underwritten offering. Under their piggyback registration rights, if at any time the Successor proposes to undertake a registered offering of New Common Stock for its own account, the Successor must give at least five business days’ notice to all Holders of Registrable Securities to allow them to include a specified number of their shares in the offering.
These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in an offering and the Successor’s right to delay or withdraw a registration statement under certain circumstances. The Successor will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods and, if an underwritten offering is contemplated, limitations on the number of shares to be included in the underwritten offering that may be imposed by the managing underwriter.
Warrant Agreements
On the Effective Date, pursuant to the terms of the Plan, the Successor entered into a Tranche 1 Warrant Agreement (the “Tranche 1 Warrant Agreement”) and issued warrants (the “Tranche 1 Warrants”) to holders of Allowed Prepetition RBL Claims (as defined in the Plan) or their permitted designees, as applicable, to purchase up to an aggregate of 555,555 shares of common stock in the Successor, par value $0.001 (the “New Common Stock”), at an exercise price of $0.001 per share of New Common Stock, subject to adjustment. The Tranche 1 Warrants may only be exercised at any time after the equity value of the Successor, as calculated pursuant to the Tranche 1 Warrant Agreement, shall have been greater than $100 million (“Valuation Condition”) and expire on November 30, 2023 (the “Expiration Date”).
On the Effective Date, pursuant to the terms of the Plan, the Company entered into a Tranche 2 Warrant Agreement (the “Tranche 2 Warrant Agreement” and, together with the Tranche 1 Warrant Agreement, the “Warrant Agreements”) and issued warrants (the “Tranche 2 Warrants” and, together with the Tranche 1 Warrants, the “Warrants”) to holders of Allowed Prepetition RBL Claims or their permitted designees, as applicable, to purchase up to an aggregate of 555,555 shares of the New Common Stock, at an exercise price of $0.001 per share of New Common Stock, subject to adjustment. The Tranche 2 Warrants may be exercised after the first anniversary of the issuance of the Successor Term Loan Facility if it shall not have been paid in full and if, after the first anniversary date, the Valuation Condition has been met. The Tranche 2 Warrants expire upon the Expiration Date.
All warrants are considered freestanding equity-classified instruments due to their detachable and separately exercisable features. Accordingly, the warrants are presented as a component of Stockholders’ Equity in accordance with ASC 815-40-25.
Note 13. Stock-Based Compensation
Below is a description of stock compensation relating to the Predecessor periods (2019 and the eleven months ended November 30, 2020). All stock compensation plans and awards in effect during the Predecessor periods were cancelled on the Effective Date and no new stock compensation plans have been adopted by the Successor as of December 31, 2020.
Restricted Stock Units - Predecessor
The Predecessor awarded restricted stock units (“RSUs”) to employees and directors as part of its long-term compensation program. The awards vested over a three-year period, with specific terms of vesting determined at the time of grant. The Predecessor determined the fair value of granted RSUs based on the market price of the Class A voting common stock of the Predecessor on the date of grant. RSUs were paid in Class A voting common stock or cash (see below) after the vesting of the applicable RSU. Compensation expense for granted RSUs was recognized over the vesting period. For the eleven months ended November 30, 2020 and the year ended December 31, 2019, the Predecessor recognized $(1.2) million and $2.6 million, respectively, of stock-based compensation costs for RSUs.
The Predecessor offered cash settlement to all employees for vested RSUs and, as a result of this modification, the RSU awards are classified as a liability on the Predecessor's balance sheet in accordance with ASC 718, Compensation – Stock Compensation. The liability for RSUs on the accompanying consolidated balance sheet as of December 31, 2019 was $1.8 million.
The following is a summary of the Predecessor's RSU activity:
	Shares	Weighted Average Fair Value per Share
Outstanding non-vested RSUs at December 31, 2019 (Predecessor)	1,849,676	$4.04
Granted	—	—
Vested	(866,800)	0.64
Forfeited	(102,623)	—
Cancelled	(880,253)	$3.41
Outstanding non-vested RSUs at November 30, 2020 (Predecessor)	—	$—
In connection with the Company's emergence from bankruptcy, all RSUs outstanding as of November 30, 2020 were cancelled and there was no remaining compensation cost to be recognized in future periods related to nonvested restricted stock arrangements.
Stock Appreciation Rights - Predecessor
The Predecessor granted awards of stock appreciation rights (“SARs”) to employees and directors as part its long-term compensation program. The awards vested over a three-year period, with specific terms of vesting determined at the time of grant, and expired five years after the date of issuance. The SARs were granted with a strike price equal to the fair market value at the time of grant, which was generally defined as the closing price of the Predecessor's common stock on the NASDAQ on the date of grant. SARs were paid in cash or common stock at holder’s election once the SAR vested. For the eleven months ended November 30, 2020 and the year ended December 31, 2019, the Predecessor recognized $(0.6) million and $(0.1) million, respectively, of stock-based compensation costs for SARs. The liability for SARs on the accompanying consolidated balance sheet as of December 31, 2019 was approximately $0.6 million.

As of December 31, 2019, there was $0.1 million of total compensation cost to be recognized in future periods related to non-vested SAR grants. The cost was expected to be recognized over a weighted-average period of 0.7 years.
The following is a summary of the Predecessor's SARs activity:
	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2019 (Predecessor)	1,010,000	$6.30	2.5
SARs vested and exercisable at December 31, 2019 (Predecessor)	606,250	6.65	2.4
Granted	—	—	—
Vested	198,750	—	—
Exercised	—	—	—
Forfeited	—	—	—
Cancelled	(805,000)	6.79	1.4
Outstanding at November 30, 2020 (Predecessor)	—	$—	—
SARs vested and exercisable at November 30, 2020 (Predecessor)	—	$—	—
In connection with the Company's emergence from bankruptcy, all SARs outstanding as of November 30, 2020 were cancelled.
Note 14. Related Party Activities
New Tech Global Ventures, LLC, and New Tech Global Environmental, LLC, companies in which a director of the Predecessor owns a limited partnership interest, have provided field engineering staff and consultancy services for the Company since 2013. The total cost for such services was approximately $1.4 million and $1.7 million for the eleven months ended November 30, 2020 and year ended December 31, 2019, respectively. On the Effective Date, the director resigned from the Company's Board.
In February 2019, the Predecessor purchased a property adjacent to its corporate office for approximately $2.0 million. The transaction was funded with cash from operations. The seller of the property is indebted to certain trusts established in favor of the children of one of the Predecessor's directors, who resigned on the Effective Date from the Company's Board.
Both the Predecessor and Successor is party to a Joint Operating Agreement (“JOA”) with an entity which was a related party through common investors and representation on the Board of Directors to the Predecessor Company. The amounts owed the Company by the related party under the JOA are reflected as accounts receivable related party on the accompanying 2019 Consolidated Balance Sheet. Upon the Effective date, the entity is no longer is considered a related party.
Note 15. Commitments and Contingencies
Chapter 11 Proceedings
On September 30, 2020, Lonestar Resources US Inc. and 21 of its directly and indirectly owned subsidiaries filed petitions for reorganization in a voluntary bankruptcy under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas under the caption In re Lonestar Resources US Inc., et al., Case No. 20-34805. On November 12, 2020, the Bankruptcy Court entered the Confirmation Order and on November 30, 2020, the Plan became effective in accordance with its terms and the Company emerged from the Chapter 11 bankruptcy proceedings. In December 2020, the Bankruptcy Court closed the chapter 11 cases of each of Lonestar Resources US Inc. and 20 of its directly and indirectly owned subsidiaries. The chapter 11 case captioned In re Lonestar Resources US Inc., et al., Case No. 20-34805 will remain pending until the final resolution of all outstanding claims.

Litigation
Lonestar is subject to certain claims and litigation arising in the normal course of business. In the opinion of management, the outcome of such matters will not have a materially adverse effect on the consolidated results of operations or financial position of the Company.
Environmental Remediation
Various federal, state, and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect the Company’s operations and the costs of its oil and gas exploration, development and production operations. The Company does not anticipate that it will be required in the near future to expend significant amounts in relation to the consolidated financial statements taken as a whole by reason of environmental laws and regulations, and appropriately no reserves have been recorded.
Significant Contracts
Lonestar currently has one drilling rig under contract which commenced on February 1, 2021. The contract provides for a drilling rate of $16.0 thousand per day, and expires 90 days after the commencement date. Should the Company terminate the contract early, the early termination fee totals $12.0 thousand per day times the remaining number of days left on the contract after the termination date.
Gonzales County AMI
In February 2020, the Predecessor announced that it had entered into a Joint Development Agreement (the “JDA”) in Gonzales County with one of the largest producers in the Eagle Ford which encompass an Area of Mutual Interest (the “AMI”) totaling approximately 15,000 acres.
The agreement calls for Lonestar to operate a minimum of three to four Eagle Ford Shale wells annually on behalf of the two companies through 2022 that are intended to hold-by-production approximately 6,000 gross acres within the AMI. The agreement gives Lonestar's partner the option to participate in each well with a 50% working interest or to participate via a carried working interest that ranges from approximately 9 to 17%, depending on location. The JDA continued to the Successor upon emergence from bankruptcy.
Lonestar Resources US Inc.
Unaudited Supplementary Information
SUPPLEMENTAL OIL AND NATURAL GAS DISCLOSURES (UNAUDITED)
Capitalized Costs
The following table presents Lonestar's aggregate capitalized costs relating to oil and gas activities as of December 31, 2020 (Successor) and 2019 (Predecessor):
	Successor	Predecessor
In thousands	December 31, 2020	December 31, 2019
Oil and natural gas properties:
Proved properties and equipment	$310,150	$1,043,901
Unproved properties	34,929	76,462
Capitalized asset retirement cost	4,535	6,267
Less:
Accumulated depletion and amortization	(1,919)	(362,815)
Property impairment	—	(98,527)
Total	$347,695	$665,288
Costs Incurred
The following table summarizes costs incurred in oil and natural gas property acquisition, exploration and development activities. Property acquisition costs are those costs incurred to purchase, lease or otherwise acquire property, including both undeveloped leasehold and the purchase of reserves in place. Exploration costs include costs of identifying areas that may warrant examination and examining specific areas that are considered to have prospects containing oil and natural gas reserves, including costs of drilling exploratory wells, geological and geophysical costs, and carrying costs on undeveloped properties. Development costs are incurred to obtain access to proved reserves, including the cost of drilling development wells, and to provide facilities for extracting, treating, gathering and storing the oil and natural gas.
Costs incurred also include new asset retirement obligations established, as well as changes to asset retirement obligations resulting from revisions in cost estimates or abandonment dates. Asset retirement costs included in the table below were $0.2 million during the year ended December 31, 2019 (Predecessor), asset retirement costs included were negligible for the month ended December 31, 2020 (Successor) and eleven months ended November 30, 2020 (Predecessor). See Note 8. Asset Retirement Obligations for more information.
Costs incurred in oil and natural gas activities were as follows:
	Successor	Predecessor
In thousands	One Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Property acquisition costs:
Unproved properties	$19	$822	$1,696
Proved properties	34	2,079	3,946
Exploration costs	—	—	241
Development costs	492	60,936	165,917
Total costs incurred	$545	$63,837	$171,800
Results of Operations
The following presents the results of operations from oil and natural gas producing activities:
	Successor	Predecessor
In thousands	One Month Ended December 31, 2020	Eleven Months Ended November 30, 2020	Year Ended December 31, 2019
Oil sales	$8,112	$80,245	$157,873
Natural gas liquid sales	1,083	9,982	15,668
Natural gas sales	1,706	15,100	21,611
Lease operating	(1,418)	(20,435)	(31,925)
Gas gathering, production and transportation	(461)	(6,182)	(4,656)
Production and ad valorem taxes	(667)	(6,508)	(11,169)
Depreciation, depletion and amortization	(2,093)	(70,122)	(88,618)
Property impairment	—	(199,908)	(48,412)
Loss on sale of oil and gas properties	—	(1,337)	(33,508)
Net operating income (loss)	6,262	(199,165)	(23,136)
Income tax expense(1)	(1,315)	—	—
Results of operations from oil and natural gas producing activities	$4,947	(199,165)	$(23,136)
(1)	Calculated utilizing 21% standard tax rate.
Crude Oil and Natural Gas Reserves
The reserve information presented below is based upon estimates of net proved oil and natural gas reserves that were prepared by W.D. Von Gonten & Co., independent petroleum engineers, located in Houston. These oil and natural gas reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible in future years from known reservoirs under existing economic conditions, operating methods and governmental regulations (i.e. historical average prices and costs as of the date the estimate is made). The project to extract the hydrocarbons must have commenced or the interest owner must be reasonably certain that it will commence within a reasonable period of time.
Reservoir engineering, which is the process of estimating quantities of crude oil and natural gas reserves, is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data for each reservoir. These estimates are dependent upon many variables, and changes occur as knowledge of these variables evolves. Therefore, these estimates are inherently imprecise, and are subject to considerable upward or downward adjustments. Actual production, revenues and expenditures with respect to reserves will likely vary from estimates, and such variances could be material. In addition, reserve estimates for properties which have not yet been drilled, or properties with a limited production history may be less reliable than estimates for properties with longer production histories. All of the Company’s reserves are located in the United States.
Estimated Quantities of Proved Reserves
	Oil (MBbl)	NGLs (MBbl)	Gas (MMcf)	MBOE (6:1)(1)
Net proved reserves
Reserves at December 31, 2018 (Predecessor)	53,499	19,869	120,165	93,396
New discoveries and extensions	4,349	4,662	29,587	13,941
Purchase of reserves in place	(2,223)	—	—	(2,223)
Revisions of prior year estimates	(3,125)	1,699	15,016	1,077
Production	(2,692)	(1,368)	(8,897)	(5,543)
Reserves at December 31, 2019 (Predecessor)	49,808	24,862	155,871	100,648
New discoveries and extensions	4,299	899	4,907	6,016
Sales of reserves in place	(1,032)	(100)	(465)	(1,210)
Revisions of prior year estimates	(11,564)	(5,017)	(28,066)	(21,258)
Production	(2,457)	(1,150)	(8,196)	(4,973)
Reserves at December 31, 2020 (Successor)	39,054	19,494	124,051	79,223
Proved Developed Reserves:
December 31, 2018 (Predecessor)	15,459	5,721	34,388	26,912
December 31, 2019 (Predecessor)	15,945	8,300	52,605	33,012
December 31, 2020 (Successor)	14,489	7,350	47,088	29,686
Proved Undeveloped Reserves:
December 31, 2018 (Predecessor)	38,040	14,147	85,777	66,484
December 31, 2019 (Predecessor)	33,863	16,562	103,266	67,636
December 31, 2020 (Successor)	24,565	12,145	76,962	49,538
(1)
MBOE (One thousand barrels of oil equivalent) is calculated by converting six MMcf of natural gas to one MBbl of oil. A MBbl (barrel) of oil is one thousand stock tank barrels, or 42 thousand U.S. gallons liquid volume, of crude oil or other liquid hydrocarbons.

2020 Changes in Reserves
The Company’s proved oil and natural gas reserves decreased to 79,223 MBOE at December 31, 2020 (Successor) from 100,648 MBOE at December 31, 2019 (Predecessor). The Company’s proved oil and natural gas reserves decreased by 16,452 MBOE and the Company produced 4,973 MBOE during the year ended December 31, 2020, resulting in a total decrease of 21,425 MBOE. A decrease of 1,210 MBOE was the result of the sale of reserves in place, which primarily was due to working interest sales in the Company's Gonzales County AMI.
An increase of 6,016 MBOE in 2020 was the result of new discoveries and extensions, which was primarily attributable to drilling operations in the Western and Central Eagle Ford. The Company’s proved oil and natural gas reserves also decreased by 21,258 MBOE during 2020 due to revisions of prior estimates, which were primarily attributable to changes in anticipated development timing and lower weighted-average oil and natural gas prices used to estimate proved reserves in 2020, as compared to 2019.
The Company’s proved developed oil and natural gas reserves decreased to 29,686 MBOE at December 31, 2020 from 33,012 MBOE at December 31, 2019, primarily due to production and revisions to prior estimates discussed above.
At December 31, 2020, the Company’s proved reserves were made up of approximately 74% oil and NGLs and 26% natural gas, and were approximately 37% proved developed and approximately 63% proved undeveloped.
2019 Changes in Reserves
The Company’s proved oil and natural gas reserves increased to 100,648 MBOE at December 31, 2019 (Predecessor) from 93,396 MBOE at December 31, 2018 (Predecessor). The Company’s proved oil and natural gas reserves increased by 12,795 MBOE and the Company produced 5,543 MBOE during the year ended December 31, 2019, resulting in a net increase of 7,252 MBOE. A decrease of 2,223 MBOE was the result of the sale of reserves in place, which primarily came from reserves sold through the Pirate divestiture in March 2019.
An increase of 13,941 MBOE in 2019 was the result of new discoveries and extensions, which was primarily attributable to drilling operations in the Western and Central Eagle Ford. The Company’s proved oil and natural gas reserves also increased by 1,077 MBOE during 2019 due to revisions of prior estimates, which were primarily attributable to lower weighted-average oil and natural gas prices used to estimate proved reserves in 2019, as compared to 2018.
The Company’s proved developed oil and natural gas reserves increased to 33,012 MBOE at December 31, 2019 from 26,912 MBOE at December 31, 2018, primarily due to drilling operations in the Western and Central Eagle Ford, partially offset with proved developed reserves sold in the Pirate divestiture.
At December 31, 2019, the Company’s proved reserves were made up of approximately 74% oil and NGLs and 26% natural gas, and were approximately 33% proved developed and approximately 67% proved undeveloped.
Standardized Measure of Discounted Future Net Cash Flows
Certain information concerning the assumptions used in computing the valuation of proved reserves and their inherent limitations are discussed below. The Company believes that such information is essential for a proper understanding and assessment of the data presented.
As of December 31, 2020 (Successor) and 2019 (Predecessor), calculations were made using average prices of $39.57 and $57.66 per barrel of crude oil, respectively, and $1.99 and $2.56 per MCF of natural gas, respectively. NGL pricing used was approximately 27% of crude oil prices at both periods. Prices and costs are held constant for the life of the wells; however, prices are adjusted by well in accordance with sales contracts, energy content quality, transportation, compression and gathering fees, and regional price differentials.
These assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC, and do not necessarily reflect the Company’s expectations of the actual net cash flow to be derived from those reserves, nor the present worth of the properties. Further, actual future net cash flows will be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, and changes in governmental regulations and tax rates. Sales prices of both crude oil and natural gas have fluctuated significantly in recent years.
Future development and production costs are computed by estimating the expenditures to be incurred in developing and producing the proved crude oil and natural gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.
Future income tax expense includes the effect of statutory tax rates and the impact of tax deductions, tax credits and allowances, and application of NOL's to proved reserves. A statutory rate of 21% was used for both years presented.
A 10% annual discount rate is used to reflect the timing of the future net cash flows relating to proved reserves.

The standardized measure of discounted future net cash flows was as follows:
	Successor	Predecessor
In thousands	December 31, 2020	December 31, 2019
Future cash flows	$1,948,870	$3,653,838
Future costs
Production	(613,486)	(1,053,945)
Development	(459,829)	(790,369)
Future inflows before income tax	$875,555	1,809,524
Future income taxes	(112,486)	(230,113)
Future net cash flows	$763,069	1,579,411
10% annual discount for estimated timing of cash flows	$(432,751)	(840,572)
Standardized measure of discounted future net cash flows	$330,318	$738,839
Changes in the standardized measure of discounted future net cash flows relating to proved crude oil and natural gas reserves were as follows:
	Year Ended December 31,
In thousands	2020	2019
Standardized measure at beginning of year	$738,839	980,133
Sales of oil and natural gas produced, net of production costs	(80,358)	(147,403)
Net change in sales price, net of production costs	(372,671)	(381,061)
Extensions and discoveries, net of future production and development costs	28,680	111,826
Changes in estimated future development costs	108,941	(28,172)
Revisions of quantity estimates	(229,525)	17,441
Changes of production rates (timing) and other	(3,391)	35,205
Accretion of discount	83,423	113,945
Sales of minerals in place	(3,364)	(27,007)
Net change in income taxes	59,744	63,932
Net decrease	(408,521)	(241,294)
Standardized measure at end of year	$330,318	738,839

Annex G
AMENDMENT NO. 1 TO LONESTAR ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

(see attached)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A
(Amendment No. 1)
(Mark One)
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from      to
Commission File Number 001-37670
Lonestar Resources US Inc.
(Exact name of Registrant as specified in its Charter)
Delaware	81-0874035
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

111 Boland Street, Suite 301, Fort Worth, TX	76107
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (817) 921-1889
Securities Registered Pursuant to Section 12(b) of the Act:
Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Common Stock,par value $0.001	LONE	OTCQX Best Market
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes  ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. . Yes ☑ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). . Yes ☑ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☑
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
The aggregate market value of the registrant’s common stock held by non-affiliates, based on the closing price of the registrant’s common stock as of the last business day of the registrant’s most recently completed second fiscal quarter, was approximately $9.5 million.
The number of shares of the Registrant’s voting common stock outstanding as of April 12, 2021 was 10,000,149.
DOCUMENTS INCORPORATED BY REFERENCE
None.

Explanatory Note
On March 31, 2021, Lonestar Resources US, Inc. (the “Company”) filed its Annual Report on Form 10-K for the year ended December 31, 2020 (the “Original Form 10-K”). The Company is filing this Amendment No. 1 on Form 10-K/A (the “Form 10-K/A”) because it will not file its definitive proxy statement within 120 days after the end of its fiscal year ended December 31, 2020. This Form 10-K/A amends and restates in its entirety Part III, Items 10 through 14 of the Original Form 10-K, to include information previously omitted from the Original Form 10-K in reliance on General Instruction G(3) to Form 10-K. The reference on the cover page of the Original Form 10-K to the incorporation by reference of portions of the Company's definitive proxy statement into Part III of the Original Form 10-K is hereby deleted.
In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to this Form 10-K/A under Item 15 of Part IV hereof. Because no financial statements have been included in this Form 10-K/A and this Form 10-K/A does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted. We are not including the certifications under Section 906 of the Sarbanes-Oxley Act of 2002 as no financial statements are being filed with this Form 10-K/A.
Except as described above, this Form 10-K/A does not modify or update disclosure in, or exhibits to, the Original Form 10-K. Furthermore, this Form 10-K/A does not change any previously reported financial results, nor does it reflect events occurring after the date of the Original Form 10-K. Information not affected by this Form 10-K/A remains unchanged and reflects the disclosures made at the time the Original Form 10-K was filed. Accordingly, this Form 10-K/A should be read in conjunction with the Original Form 10-K and our other filings with the Securities and Exchange Commission (the “SEC”).

Item 10. Directors, Executive Officers and Corporate Governance.
Executive Officers
The names of the executive officers of the Company and their ages, titles and biographies as of the date hereof are incorporated by reference from Part I, Item 1, of the Original Form 10-K.
Director Nominees
The current members of the board of directors of the Company (the “Board”) who are also nominees for election to the Board as directors are as follows:
Name	Age	Served as a Director Since	Position(s) with Lonestar
Frank D. Bracken, III	57	2012	Chief Executive Officer and Director
Richard Burnett	47	2020	Chairman
Eric Long	51	2020	Director
Gary D. Packer	58	2020	Director
Andrei Verona	42	2020	Director
The principal occupations and business experience, for at least the past five years, of each Director, are as follows:
FRANK D. BRACKEN, III	Age 57
Frank D. Bracken, III is our Chief Executive Officer. Mr. Bracken has served in this position since January 2012 and has served as a director and Chief Executive Officer of Lonestar Resources, Inc., our wholly-owned subsidiary, since January 2012. Mr. Bracken previously served as Senior Managing Director of Sunrise Securities from September 2008 to December 2011 and as Managing Director of Jefferies LLC from November 1999 to August 2008. During that time, Mr. Bracken led oil and natural gas transactions, spanning from public and private equity and debt offerings to joint ventures in the Haynesville Shale to one of the first purchases of a publicly-traded oil & gas company by a private equity firm. Mr. Bracken was employed by Gerrity Oil and Gas Corp., an NYSE-listed exploration and production company from 1990 – 1992. As Chief Financial Officer and a member of the board of directors at Gerrity Oil & Gas Corp, an NYSE-listed exploration and production company, Mr. Bracken was responsible for corporate budgeting and development, acquisitions, equity and debt financing in public and private offerings, and acquisitions and divestitures. Mr. Bracken holds a Bachelor of Arts degree from Yale University. Mr. Bracken’s background in finance, his extensive experience in various types of transactions including equity and debt financing as well as acquisition and divestitures, particularly in the energy industry, makes him qualified to serve on our Board.
RICHARD BURNETT	Age 47
Richard Burnett is the Chairman of our Board, a position he has held since November 2020. Since November 2019, Mr. Burnett has served as the President and Chief Executive Officer of Silver Creek Oil & Gas. Mr. Burnett previously served as Chief Financial Officer of Covey Park Energy between June 2017 and October 2019, where he was instrumental in the divestiture of the company. Before joining Covey Park Energy, Mr. Burnett served as the Chief Financial Officer of Double Eagle Energy Holdings II between September 2016 and June 2017, and served as the Vice President, Chief Financial Officer and Chief Accounting Officer of EXCO Resources, Inc. between November 2013 and August 2016. Prior to these roles, Mr. Burnett was a partner at KPMG LLP and a Manager at Arthur Anderson LLP. He also serves on the board of both US Well Services and Select Energy Services, as a Director and the Chairman of the Audit Committee. Mr. Burnett is a Certified Public Accountant in the State of Texas. Mr. Burnett received a Bachelor of Business Administration degree in Accounting from Texas Tech University. Mr. Burnett's background and financial experience in the oil and natural gas industry qualifies him for service on our Board.

ERIC LONG	Age 51
Eric Long has served as a director since November 2020. Mr. Long is a Managing Director and Portfolio Manager at EIG Global Energy Partners (EIG). Prior to joining EIG in 2014, Mr. Long was a senior investment banker with Goldman Sachs. During his tenure, Mr. Long advised companies on a broad range of transactions including mergers, acquisitions, divestitures, debt and equity financings and other strategic investment activities. Prior to joining Goldman Sachs, Mr. Long was a Director in the Transaction Services Group of PricewaterhouseCoopers in the energy practice. Mr. Long is a Chartered Financial Analyst (CFA). He holds a Bachelor of Arts degree from the University of Vermont and a Masters of Business Administration from the Wharton School at the University of Pennsylvania. Mr. Long’s background in finance and experience with various types of transactions, particularly in the energy industry, qualifies him for service on our Board.
GARY D. PACKER	Age 58
Gary D. Packer has served as a director since November 2020. Mr. Packer has over 35 years in the oil & gas industry. He previously served as the Chief Operating Officer and Executive Vice President of Newfield Exploration Company for 10 years where he oversaw the Company’s worldwide operations and regional businesses prior to their sale to Encana in 2019. Before joining Newfield in 1995, Mr. Packer served in various engineering roles of increasing responsibility at Amerada Hess Corporation and Tenneco Oil Company. He has also served on several boards, including Bennu Oil & Gas, LLC, Independent Petroleum Association of America and affiliated Energy Education Center, and Independent Petroleum Association of Mountain States. Mr. Packer currently serves as Chairman of Penn State’s Petroleum and Natural Gas Engineering Industry & Professional Advisory Council and Inspiration Ranch. Mr. Packer is a Registered Professional Engineer in the State of Texas. Mr. Packer is a graduate of Penn State University and holds a degree in Petroleum and Natural Gas Engineering. Mr. Packer’s background and experience in the oil and gas industry qualifies him for service on our Board.
ANDREI VERONA	Age 42
Andrei Verona has served as a director since November 2020. Mr. Verona is a Portfolio Manager at Saye Capital Management, an opportunistic credit hedge fund, where he has served since 2013. He manages the corporate portion of the portfolio, which invests primarily in high yield and distressed bonds with a focus on restructurings and other event-driven opportunities. Before joining Saye Capital, Mr. Verona was a Vice President in Gleacher & Company's Investment Banking Group. At Gleacher he focused on middle market corporates, advising clients on in-court and out-of-court restructurings, financings, and M&A transactions. Prior to Gleacher, he was a Senior Associate in GSC Partners' Corporate Credit Group. Mr. Verona started his career in the convertible bond and structured credit groups at Pacific Investment Management Company. He graduated cum laude from the University of California Los Angeles with a degree in Economics. Mr. Verona is a director for lracore International, where he is the Audit Chair, and Unit Corporation, where he serves on the Audit and Compensation Committees. Mr. Verona’s financial experience in the investment banking industry qualifies him for service on our Board.
There are no family relationships among any of our executive officers or directors.
Committees of the Board
Our Board has established three standing committees-Audit, Compensation, and Reserves-each of which operates under a written charter that has been approved by our Board. The members of each of the Board committees and committee Chairs are set forth in the following chart:
Name	Audit	Compensation	Reserves
Frank D. Bracken, III	—	—	—
Richard Burnett	—	X	X
Eric Long	X	Chair	X
Gary D. Packer	X	X	Chair
Andrei Verona	Chair	X	X

Code of Ethics
We have a written Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to our directors, officers and employees. We have posted a current copy of the Code of Ethics in the “Governance” section of the “Shareholders” page of our website, www.lonestarresources.com. In addition, we intend to post on our website all disclosures that are required by law or the OTCQX Rules concerning any amendments to, or waivers from, any provision of the Code of Ethics.
Information about the Audit Committee
Our Audit Committee’s responsibilities include, but are not limited to:
•
appointing, retaining, overseeing, approving the compensation of, and assessing the independence of our independent registered public accounting firm and any other registered public accounting firm that may be engaged for audit, attestation and related services;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
•	discussing the Company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
•	discussing with the independent registered public accounting firm audit problems or difficulties;
•	discussing our risk assessment and management policies;
•	reviewing and approving related person transactions;
•	reviewing and pre-approving audit and non-audit services proposed to be performed by the independent registered public accounting firm, as further described on Item 14. of this proxy statement; and
•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting or auditing matters.
The Audit Committee charter is available on our website at www.lonestarresources.com. The members of the Audit Committee are Mr. Long, Mr. Packer and Mr. Verona, all of whom meet the independence requirements under Rule 10A-3 promulgated under the Exchange Act and the OTCQX Rules, including those related to Audit Committee membership. Mr. Verona serves as the Chairperson of the Audit Committee. Our Board has determined that Mr. Verona is an “audit committee financial expert” as defined by Item 407(d)(5)(ii) of Regulation S-K.
Item 11.	Executive Compensation
Named Executive Officers
We are currently considered a “smaller reporting company” for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are providing a Summary Compensation table and an Outstanding Equity Awards at Fiscal Year-End table as well as narrative disclosures regarding our executive compensation program. The individuals covered by this executive compensation disclosure are our chief executive officer and our two other most highly compensated executive officers. For 2020, our named executive officers were:
•	Frank D. Bracken, III, Chief Executive Officer;
•	Barry D. Schneider, Chief Operating Officer; and
•	Jana Payne, Vice President of Geosciences.
Our compensation committee strives to align Lonestar’s compensation strategy with company performance and stockholder interests and ensure that it is equitable for participants. Compensation for named executive officers includes a fixed component (consisting of base salaries, 401(k) plan contributions and other health and welfare benefits), discretionary annual cash bonus opportunities and long-term equity incentive awards, and such other benefits as discussed below.

2020 Summary Compensation Table
The following table sets forth the compensation of our principal executive officer and the two most highly compensated executive officers other than our principal executive officer:
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock(1) Awards ($)	All Other Compensation ($)	Total ($)
Frank D. Bracken, III - Chief Executive Officer	2020	593,750	350,000(5)	—	51,229(2)	994,979
	2019	600,000	489,000	1,322,000	48,114	2,459,114
Barry D. Schneider - Chief Operating Officer	2020	420,000	—	—	40,753(3)	464,753
	2019	420,000	100,000	792,000	31,431	1,343,431
Jana Payne - Vice President of Geosciences	2020	275,000	109,313(5)	—	5,500(4)	389,813
(1)
Amounts reflect the full grant-date fair value of restricted stock units (shown under the heading Stock Awards) granted during 2019, in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards made to executive officers in Note 13 of our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020. Stock awards were not granted to our named executive officers during 2020.

(2)	For 2020, includes $8,479 for executive medical coverage, $20,000 representing Mr. Bracken’s auto allowance and $22,750 representing company-matched 401(k) contributions.
(3)	For 2020, includes $12,653 for executive medical coverage, $12,000 representing Mr. Schneider’s auto allowance and $16,100 representing company-matched 401(k) contributions.
(4)	For 2020, includes $5,500 representing Ms. Payne's company-matched 401(k) contributions.
(5)	Amount shown reflects annual bonuses for services in 2020.
Narrative Disclosure to the Summary Compensation Table
For 2020 the principal elements of compensation provided to the named executive officers were base salaries, annual cash bonuses and retirement, health, welfare and additional benefits. Our named executive officers did not receive any equity compensation awards in 2020. Although our chapter 11 plan of reorganization contemplated adoption of an equity-based management incentive plan and awards thereunder to our named executive officers, we did not adopt such plan or grant such awards until April 2021.
2020 Base Salaries.
2020 Base Salaries
Base salaries are generally set at levels deemed necessary to attract and retain individuals with superior talent commensurate with their relative expertise and experience.
2020 Bonuses
Annual cash awards are used to motivate and reward our executives. Our executives are eligible to receive a discretionary annual cash bonus, which for 2020 was not based on any specific performance metrics or criteria other than the achievement of production goals related to the Company’s performance. Unless otherwise determined, awards have historically been subject to an individual’s continued employment through the date of payment of the award. For 2020, Mr. Bracken and Ms. Payne received cash bonus awards in the amount shown the Summary Compensation Table above.
Health, Welfare, Retirement and Other Benefits
In addition to the compensation discussed above, certain executives receive health and welfare plan benefits and an automobile allowance. The Company provides a 401(k) plan to all eligible full-time employees which allows for pre-tax employee contributions up to the maximum allowed by the Internal Revenue Code of 1986, as amended (the “Code”). The Company supplements the employee’s contribution by providing a matching contribution of 100% of up to the first 4% contributed by each employee. This matching contribution is deposited periodically and is 100% vested to the employee’s account.

Employment Agreements
In June 2020, the Company adopted the Lonestar Resources US Inc. Change in Control Severance Plan (the “CIC Severance Plan”) whereby eligible participants will be entitled to severance payments and benefits in the event such participant’s employment is terminated by the Company without cause or if the participant resigns from the Company for good reason, in either case, within two and one-half months prior to, or within two years following, a change in control of the Company, subject to the participant’s execution and non-revocation of a release of claims in favor of the Company. For Mr. Bracken, the cash severance payments would be equal to three times his annual base salary and target bonus amount, and monthly payments of COBRA premiums for a period of three years. For Mr. Schneider and Ms. Payne, the cash severance payments would be equal to two times his annual base salary and target bonus amount, and monthly COBRA premiums for a period of two years. In addition, each participant’s outstanding equity incentive awards would vest in full, subject to attainment of relevant performance goals for performance-based awards.
Our chapter 11 plan of reorganization provided that the CIC Severance Plan would be replaced with new arrangements and on November 30, 2020 we entered into employment agreements with Mr. Bracken and Ms. Payne, which are described below and which supersede the CIC Severance Plan.
Frank D. Bracken, III Employment Agreement
The Company entered into an executive employment agreement with Frank D. Bracken, III, the Company’s Chief Executive Officer, effective November 30, 2020. Mr. Bracken’s employment agreement has a two year term (unless earlier terminated per the terms of Mr. Bracken’s employment agreement) and may be renewed for additional periods upon mutual written agreement of Mr. Bracken and the Board. Notwithstanding the foregoing, in the case of a “change in control” (as defined in Mr. Bracken’s employment agreement), the term of the agreement will automatically renew until the second anniversary of the effective date of such change in control, subject to earlier termination.
•
Mr. Bracken’s employment agreement provides for a base salary of $525,000 and eligibility to participant in the company’s annual bonus program. Mr. Bracken’s annual incentive compensation under such incentive program for calendar years 2021 and thereafter will be targeted at 100% of his base salary and which will not exceed 200% of such target. Mr. Bracken is also be eligible to participate in employee benefit plans, programs and arrangements of the Company and a management incentive plan to be implemented by the Company.

•
Under the terms of Mr. Bracken’s employment agreement, Mr. Bracken is entitled to certain severance payments and other benefits upon a qualifying termination of employment. Upon termination of Mr. Bracken’s employment due to death or disability, the Mr. Bracken (or his estate) shall receive an amount of cash equal to a pro-rata portion of his annual bonus for the year in which termination occurs determined by multiplying (A) the annual bonus based on actual performance and (B) a fraction with the number of full months of the year elapsed prior to the date of termination in the numerator and 12 as the denominator, payable when bonuses for such year are paid to actively employed senior executive of the Company. Upon termination without cause or due to Mr. Bracken’s resignation for good reason, in either case, which termination does not occur within twenty-four months following date of a Change in Control, then, subject to certain conditions, Mr. Bracken shall receive (A) cash equal to 1.5 times the sum of his (x) annual salary and (y) target annual bonus, payable in equal monthly installments over the 18-month period following the date of termination and (B) if Mr. Bracken elects, the Company shall directly pay for certain healthcare payments pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for the 18-month period following such termination, or such shorter period as provided in Mr. Bracken’s employment agreement.

•
If Mr. Bracken is terminated by the Company without cause or due to Mr. Bracken’s resignation for good reason, in either case, on or within twenty-four months following the date of a change in control, then, subject to certain conditions, including the Mr. Bracken signing a release, the Mr. Bracken shall receive (A) an amount in cash equal to 2.0 times the sum of his (x) annual salary and (y) target annual bonus, payable in lump sum, and (B) certain healthcare payments pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for the 24-month period following such termination.

•
Mr. Bracken’s employment agreement contains non-competition and non-solicitation covenants for a period of one year post-termination, as well as standard confidentiality and assignment of invention provisions.

Jana Payne Employment Agreement
The Company entered into an executive employment agreement with Jana Payne, the Company’s Vice President of Geosciences, effective November 30, 2020. Ms. Payne’s employment agreement has a two year term (unless earlier terminated per the terms of Ms. Payne’s employment agreement) and may be renewed for additional periods upon mutual written agreement of Ms. Payne and the Board. Notwithstanding the foregoing, in the case of a “change in control” (as defined in Ms. Payne’s employment agreement), the term of the agreement shall automatically renew until the second anniversary of the effective date of such change in control, subject to earlier termination.
•
Ms. Payne’s employment agreement provides for a base salary of $291,500 and eligibility to participant in the company’s annual bonus program. Ms. Payne’s annual incentive compensation under such incentive program for calendar years 2021 and thereafter will be targeted at 55% of her base salary and which will not exceed 200% of such target. Ms. Payne will also be eligible to participate in employee benefit plans, programs and arrangements of the Company and a management incentive plan to be implemented by the Company.

•
Under the terms of Ms. Payne’s employment agreement, Ms. Payne is entitled to certain severance payments and other benefits upon a qualifying termination of employment. Upon termination of Ms. Payne’s employment due to death or disability, the Ms. Payne (or her estate) shall receive an amount of cash equal to a pro-rata portion of her annual bonus for the year in which termination occurs determined by multiplying (A) the annual bonus based on actual performance and (B) a fraction with the number of full months of the year elapsed prior to the date of termination in the numerator and 12 as the denominator, payable when bonuses for such year are paid to actively employed senior executive of the Company. Upon termination without cause or due to Ms. Payne’s resignation for good reason, in either case, which termination does not occur within twenty-four months following date of a Change in Control, then, subject to certain conditions, Ms. Payne shall receive (A) cash equal to 1.0 times the sum of her (x) annual salary and (y) target annual bonus, payable in equal monthly installments over the 12-month period following the date of termination and (B) if Ms. Payne elects, the Company shall directly pay for certain healthcare payments pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for the 12-month period following such termination, or such shorter period as provided in Ms. Payne’s employment agreement.

•
If Ms. Payne is terminated by the Company without cause or due to Ms. Payne’s resignation for good reason, in either case, on or within twenty-four months following the date of a change in control, then, subject to certain conditions, including the Ms. Payne signing a release, the Ms. Payne shall receive (A) an amount in cash equal to 1.5 times the sum of her (x) annual salary and (y) target annual bonus, payable in lump sum, and (B) certain healthcare payments pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for the 18-month period following such termination.

•
Ms. Payne’s employment agreement contains non-competition and non-solicitation covenants for a period of one year post-termination, as well as standard confidentiality and assignment of invention provisions.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
All outstanding equity incentive awards held by our named executive officers and other employees were cancelled for no consideration in connection with our chapter 11 plan of reorganization. None of our named executive officers had any equity incentive awards outstanding as of December 31, 2020.
EQUITY COMPENSATION PLAN INFORMATION
The Company did not have any equity compensation plans in effect as of December 31, 2020.

DIRECTOR COMPENSATION
For their service on our Board, each current non-employee member of the Board received in 2020 a prorated annual cash board fee of $60,000. Members of the Audit Committee received a prorated annual cash fee of $25,000 each; members of the Compensation and Nomination Committee received a prorated annual cash fee of $15,000 each; members of the Reserves Committee received a prorated annual cash fee of $10,000 each and Mr. Burnett received a prorated annual cash board chairman fee of $35,000.
For their service on our Board for the Company prior to November 30, 2020 (the “Predecessor”), each non-employee member of the Predecessor's Audit Committee received in 2020 a prorated annual cash board fee of $50,000. Mr. Ellis also received a prorated annual cash Audit Committee chairman fee of $10,000.
The total compensation earned by our non-employee directors during 2020 (regardless of when paid) is set forth in the following table, which amounts represent, except with respect to Mr. Pinkerton, annual board fees, committee fees and chair fees. For Mr. Pinkerton, the amount shown represents cash board chairman fees and retention payments made during the Company's restructuring.
Names	Fees Earned or Paid in Cash ($)
Richard Burnett	10,000
Eric Long(1)	9,167
Gary D. Packer	9,167
Andrei Verona	9,167
Henry B. Ellis(2)	62,500
Daniel R. Lockwood(2)	—
Matthew B. Ockwood(2)	—
Stephen H. Oglesby(2)	52,500
Phillip Z. Pace(2)	—
John H. Pinkerton(2)	510,000
Randy L. Wolsey(2)	52,500
(1)	Mr. Long's director compensation is paid directly to the FS Energy and Power Fund, for which Mr. Long serves as President.
(2)
The Company emerged from bankruptcy and went effective with its plan of reorganization on November 30, 2020 (the “Effective Date”). These Predecessor Board members resigned from the Board on the Effective Date.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
The following table sets forth certain information with respect to holdings of our Common Stock by (i) stockholders who beneficially owned more than 5% of the outstanding shares of our Common Stock, and (ii) each of our directors (which includes all nominees), each of our named executive officers and all directors and executive officers as a group as of April 12, 2021, unless otherwise indicated. The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on 10,000,149 shares of Common Stock outstanding as of April 12, 2021. Except as described in the footnotes to the table below, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to warrants, restricted stock units or other rights or conversion privileges held by such person, that may be exercisable or settled for or converted into shares of Common Stock within 60 days of April 12, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Lonestar Resources US Inc., 111 Boland Street, Suite 301, Fort Worth, Texas, 76107. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.
Names of Beneficial Owner	Number of LONE Shares	Percentage of Class
5% or Greater Stockholders
David J. Matlin[1]	1,909,786	19%
Loomis, Sayles & Co2	1,758,528	18%
William R. Kruse[3]	1,404,699	14%
Hotchkis and Wiley Capital Management[4]	815,809	8%
B-29 Holdings[5]	592,747	6%
Lisa Matlin[6]	576,000	6%
Named Executive Officers and Directors
Frank D. Bracken, III	1,676	*
Barry D. Schneider	1,282	*
Jana Payne	141	*
Directors (other than Mr. Bracken)
Richard Burnett	—	*
Eric Long	—	*
Gary D. Packer	—	*
Andrei Verona	—	*
All executive officers and directors as a group (7 persons)	3,099	—%
*	Less than one percent.
1
Based on a Schedule 13G filed by David J. Matlin on December 3, 2020, (i) David J. Matlin reported that he had sole voting and dispositive power with respect to 1,909,786 shares of Common Stock. The address of David J. Matlin is 70 East 55th Street, 9th Floor, New York, New York, 10022.

2
Based on a Schedule 13G filed by Loomis, Sayles & Co., L.P. (“Loomis”) on February 16, 2021, Loomis reported that it had sole voting power with respect to 1,680,000 shares of Common Stock, shared voting power with respect to 52,608 shares of Common Stock and dispositive power with respect to 1,758,528 shares of Common Stock. The address of Loomis is One Financial Center, Boston, MA, 02111.

3
Based on a Schedule 13G/A filed by William R. Kruse and William T. Kruse on April 9, 2021, (i) William R. Kruse reported that he had shared voting and dispositive power with respect to 1,404,699 shares of Common Stock, and (ii) William T. Kruse reported that he had shared voting and dispositive power with respect to 1,404,699 shares of Common Stock. The address of William R. Kruse and William T. Kruse is 1340 S. Main Street, Suite 300, Grapevine, TX 76051.

4
Based on a Schedule 13G filed by Hotchkis and Wiley Capital Management, LLC (“HWCM”) on February 11, 2021, HWCM reported that it had sole voting power with respect to 810,809 shares of Common Stock and dispositive power with respect to 815,809 shares of Common Stock. The Hotchkis and Wiley High Yield Fund, an investment company registered under the Investment Company Act of 1940, has an interest of 631,604 shares. The address of HWCM is 601 S. Figueroa Street, 39th Floor, Los Angeles, CA, 90017.

5
Based on a Schedule 13G filed by B-29 Holdings, LP on April 12, 2021, (i) B-29 Holdings, LP reported that it had shared voting and dispositive power with respect to 592,747 shares. The address of B-29 Holdings, LP is 1700 Pacific Avenue, Suite 3840, Dallas, TX, 75201.

6
Based on a Schedule 13G filed by Lisa Matlin on December 2, 2020, Inc., (i) Lisa Matlin reported that he had sole voting and dispositive power with respect to 576,000 shares of Common Stock. The address of Lisa Matlin is P.O. Box 63, New York, New York, 10014.

Item 13.	Certain Relationships and Related Party Transactions, and Director Independence
Related Person Transactions Policies and Procedures
Our Board has adopted a written Related Person Transaction Policy and Procedures, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we (including any of our subsidiaries) are, were or will be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person has, had or will have a direct or indirect material interest, which may include, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.
Under the policy, management is responsible for implementing procedures to obtain information with respect to potential related person transactions, and then determining whether such transactions constitute related person transactions subject to the policy. Management then is required to present to the Audit Committee each proposed related person transaction. In reviewing and approving any such transactions, our Audit Committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. If advance Audit Committee approval of a related person transaction is not feasible, then the transaction may be preliminarily entered into by management upon prior approval by the Chairperson of the Audit Committee, subject to ratification of the transaction by the Audit Committee at the Audit Committee’s next scheduled meeting. Any related person transaction must be approved or ratified by the Audit Committee in order to be consummated or continue, as applicable. Management is responsible for updating the Audit Committee as to any material changes to any approved or ratified related person transaction and for providing a status report at least annually of all current related person transactions at a regularly scheduled meeting of the Audit Committee. No director may participate in approval of a related person transaction for which he or she is a related person. All of the transactions, agreements or relationships described in this section occurred prior to the adoption of this policy.
The following are certain transactions, arrangements and relationships with our directors, executive officers and stockholders owning 5% or more of our outstanding Common Stock during 2020:
ERIC LONG
One of our current directors, Eric Long, is a Managing Director and Portfolio Manager at EIG Global Energy Partners and President of the FS Energy & Power Fund (“FSEP”). As of the Effective Date, FESP directly owns more than $120,000 in common shares of the Company, although Mr. Long does not directly or beneficially own any equity interests in the Company.
CHAMBERS
On June 15, 2017, we entered into the Securities Purchase Agreement (“SPA”) with Chambers Energy Capital III, LP (“Chambers”) and simultaneously closed the transactions contemplated thereby. Pursuant to the SPA, we sold to Chambers, in a private placement under the Securities Act of 1933, as amended, shares of the our newly-created Series A-1 Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A-1 Preferred Stock”) as well as shares of our Series A-2 Convertible Participating Preferred Stock, par value $0.001 per share (together with the Series A-1 Preferred Stock, the “Series A Preferred Stock”) which was converted into Series A-1 Preferred Stock on November 3, 2017. The aggregate purchase price under the SPA was $78 million.
Pursuant to the terms of the SPA, (a) for so long as Chambers and other persons or entities who became holders of the securities issued or issuable under the SPA and who had previously been approved by the Company in its sole discretion (together with Chambers, the “Approved Holders”) beneficially owned (i) at least 20% of the total number of outstanding shares of the Company’s Class A Common Stock, on an as-converted basis, or (ii) at least 30% of the number of shares of Series A Preferred Stock issued to Chambers at the SPA Closing and at least 15% of the total number of outstanding shares of the Company’s Class A Common Stock, on an as-converted basis, the Approved Holders had the right to designate two directors to the Board; and (b) for so long as the Approved Holders beneficially owned (i) at least 10% of the total number of outstanding shares of the Company’s Class A Common Stock, on an as-converted basis, or (ii) at least 15% of the number of shares of Series A Preferred Stock issued to Chambers at the SPA Closing and at least 5% of the total number of outstanding shares of the Company’s Class A Common Stock, on an as-converted basis, the Approved Holders had the right to designate one director to the Board. Pursuant to the terms described above, Chambers had the right to designate two nominees and have designated Matthew B. Ockwood and Phillip Z. Pace for election to our Board. If a vacancy was created on the Board as a result of the death, disability, retirement, resignation or removal of any Designee, the Approved Holders had the right to nominate a replacement director.
For so long as the Approved Holders beneficially owned at least 10% of the total number of outstanding shares of the Company’s Class A Common Stock, on an as-converted basis, or at least 15% of the number of

Series A Preferred Stock issued to Chambers at the SPA Closing, the Company could not undertake certain actions without the prior consent of holders of a majority of all shares of the Company’s Class A Common Stock, on an as-converted basis, held by the Approved Holders.
In connection with the SPA Closing and the issuance of shares of Series A Preferred Stock, the Company entered into a registration rights agreement with Chambers (the “Chambers RRA”). Under the Chambers RRA, the Company agreed to provide to Chambers certain customary demand and piggyback registration rights relating to Chambers’ ownership of Company stock. The Chambers RRA contained customary terms and conditions, including certain customary indemnification obligations.
As of the Effective Date, Chambers is no longer considered a related party.
JEFFERIES FINANCIAL GROUP INC.
On August 2, 2016, the Company entered into a securities purchase agreement, registration rights agreement and an equity commitment agreement with Juneau Energy, LLC (“Juneau”) and Leucadia National Corporation, which has since been renamed Jefferies Financial Group Inc. (“Jefferies”). Pursuant to the registration rights agreement, the Company agreed to register for resale certain Class A Common Stock issued or issuable to Juneau and Jefferies, including shares of Class A Common Stock issuable upon exercise of warrants. Jefferies agreed, pursuant to the equity commitment agreement, to purchase a certain number of Class A Common Stock in case the Company elected to pursue an equity offering prior to December 31, 2016. Pursuant to the equity commitment agreement, Jefferies purchased 3,478,261 shares of Class A Common Stock (at a cost of $20 million) through our equity offering that closed on December 22, 2016. In connection with Jefferies’ equity commitment, the Company paid Jefferies on January 3, 2017 a $1 million fee. In the event Jefferies purchased not less than its commitment amount, the Company agreed to use commercially reasonable efforts to enter into arrangements to provide Jefferies with the right to appoint one director to the Board of the Company, provided that such right would terminate at such time as Jefferies and its affiliates owned a number of shares of Class A Common Stock equal to less than 50% of the shares purchased by Jefferies and its affiliates in such offering. Jefferies elected to take an observer position on the Board, with no voting rights.
As of the Effective Date, Jefferies is no longer considered a related party.
SANCHEZ ENERGY
On May 26, 2017, the Company entered into a purchase and sale agreement (the “Original Marquis PSA” and, as amended by the Amendment to Marquis PSA (as defined below), the “Marquis PSA”) with SN Marquis LLC (“Marquis”), a subsidiary of Sanchez Energy Corporation, pursuant to which the Company agreed to acquire certain oil and gas assets in Fayette, Gonzales and Lavaca Counties, Texas (the “Marquis Assets”) from Marquis. On June 15, 2017, the Company entered into Amendment No. 1 to the Original Marquis PSA (the “Amendment to Marquis PSA”), in order to amend the consideration paid to Marquis and issue shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) to Marquis instead of shares of Class A Common Stock. On June 15, 2017, the Company completed the transactions contemplated by the Marquis PSA (the “Marquis Closing”) for total consideration of approximately $50 million (net of approximately $6 million in customary purchase price adjustments), consisting of approximately $44 million in cash and 1,500,000 shares of the Company’s Series B Preferred Stock, which was converted into shares of the Company’s Class A Common Stock on a one-to-one basis on November 3, 2017.
In connection with the Marquis Closing, the Company entered into a registration rights agreement with Marquis (the “Marquis RRA”). Pursuant to the Marquis RRA, the Company agreed to provide to Marquis certain customary demand and piggyback registration rights relating to Marquis’s ownership of Company stock. The Marquis RRA contained customary terms and conditions, including certain customary indemnification obligations.
As of the Effective Date, Sanchez Energy is no longer considered a related party.
DANIEL R. LOCKWOOD
New Tech Global Ventures, LLC, a company in which a director of the Predecessor, Daniel R. Lockwood, owns a minority limited partnership interest, provided field engineering staff and consultancy services for the Company since 2013. The total cost for such services was approximately $1.7 million in 2020 prior to the Effective Date.

As of the Effective Date, Mr. Lockwood is no longer considered a related party.
JOHN H. PINKERTON
In February 2019, the Company purchased a property adjacent to its corporate office for future expansion for approximately $2.0 million. The transaction was funded with cash from operations. The seller of the property was indebted to certain trusts established in favor of the children of John H. Pinkerton, a director of the Predecessor. The Company understood that the seller may have used some of the proceeds of the sale to satisfy such outstanding indebtedness, though the Company had no interest or influence over any particular outcome.
As of the Effective Date, Mr. Pinkerton is no longer considered a related party.
Indemnification Agreements
We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.
Item 14.	Principal Accounting Fees and Services
Independent Registered Accounting Firm Fees
The following table summarizes the fees of BDO USA, LLP, our independent registered public accounting firm, and its affiliates, billed to us for each of the last two fiscal years for audit services and billed to us in each of the last two fiscal years for other services:
Fee Category	2020	2019
Audit Fees_	$523,727	$717,870
Audit-Related Fees	—	—
Tax Fees	91,800	92,495
All Other Fees	275,000	—
Total Fees	$890,527	$810,365
Audit Fees
Audit fees consist of fees billed for the audit of our annual consolidated financial statements, the review of the interim consolidated financial statements, and related services that are normally provided in connection with registration statements. Such services can only be provided by our principal accountants.
Audit-Related Fees
There were no such fees incurred in 2020 or 2019.
Tax Fees
Tax fees consist of fees for professional services, including tax consulting, planning and compliance performed by BDO USA, LLP and its affiliates.
All Other Fees
All other fees consist of services provided by BDO's transaction advisory services group in connection with the Company's evaluation of the tax consequences related to its restructuring activity during 2020. No such fees were incurred in 2019.
Audit Committee Pre-Approval Policy and Procedures
The Audit Committee has adopted a policy (the “Pre-Approval Policy”) which sets forth the procedures and conditions pursuant to which audit and non-audit services proposed to be performed by the independent auditor may be pre-approved. The Pre-Approval Policy generally provides that we will not engage BDO USA, LLP to render any audit, audit-related, tax or permissible non-audit service unless the service is either (i) explicitly approved by the Audit Committee (“specific pre-approval”) or (ii) entered into pursuant to the pre-approval policies and procedures described in the Pre-Approval Policy (“general pre-approval”). Unless a type of service to be provided by BDO USA, LLP has received general pre-approval under the Pre-Approval Policy, it requires specific pre-approval by the Audit Committee or by a designated member of the Audit Committee to whom the committee has delegated the authority to grant pre-approvals. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval. For both types of pre-approval, the Audit Committee will consider whether such services are consistent with the SEC’s rules on auditor independence. The Audit Committee will also consider whether the independent auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Company’s business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance the Company’s ability to manage or control risk or improve audit quality. All such factors will be considered as a whole, and no one factor should necessarily be determinative. On an annual basis, the Audit Committee reviews and generally pre-approves the services (and related fee levels or budgeted amounts) that may be provided by BDO USA, LLP without first obtaining specific pre-approval from the Audit Committee. The Audit Committee may revise the list of general pre-approved services from time to time, based on subsequent determinations.
Item 15.	Exhibits.
The following documents are included as exhibits to this Form 10-K/A. Those exhibits incorporated by reference are indicated as such in the parenthetical following the description. All other exhibits are included herewith.
Exhibit Number	Description	Filed Herewith
31.1	Section 1350 Certification of Chief Executive Officer	*
31.2	Section 1350 Certification of Chief Accounting Officer	*
104	The cover page from this Amendment No. 1 on Form 10-K/A, formatted in Inline XBRL	*

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
LONESTAR RESOURCES US INC.

April 30, 2021	/s/ Frank D. Bracken, III
Frank D. Bracken, III
Chief Executive Officer

Annex H
LONESTAR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2021

(see attached)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-Q
(Mark One)
☐	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to
Commission File Number: 001-37670
Lonestar Resources US Inc.
(Exact Name of Registrant as Specified in its Charter)
Delaware	81-0874035
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
111 Boland Street, Suite 301, Fort Worth, TX	76107
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (817) 921-1889
Securities Registered Pursuant to Section 12(b) of the Act:
Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Common Stock, par value $0.001	LONE	OTCQX Best Market
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☒
As of May 7, 2021, the registrant had 10,097,281 shares of common stock, par value $0.001 per share, outstanding.

PART I—FINANCIAL INFORMATION
Item 1.	Financial Statements
Lonestar Resources US Inc.
Unaudited Condensed Consolidated Balance Sheets
(In thousands, except par value and share data)
	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$19,494	$17,474
Restricted cash	2,157	8,972
Accounts receivable
Oil, natural gas liquid and natural gas sales	18,839	11,635
Joint interest owners and others, net	2,053	4,076
Derivative financial instruments	840	1,703
Prepaid expenses and other	1,534	1,118
Total current assets	44,917	44,978
Property and equipment
Oil and gas properties, using the successful efforts method of accounting
Proved properties	327,096	314,685
Unproved properties	34,145	34,929
Other property and equipment	19,690	19,680
Less accumulated depreciation, depletion and amortization	(7,237)	(2,056)
Property and equipment, net	373,694	367,238
Accounts receivable	6,200	6,053
Derivative financial instruments	510	395
Other non-current assets	4,444	4,651
Total assets	$429,765	$423,315
Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$16,801	$7,651
Oil, natural gas liquid and natural gas sales payable	15,180	18,760
Accrued liabilities	7,763	15,983
Derivative financial instruments	23,803	7,938
Current maturities of long-term debt	20,000	20,000
Total current liabilities	83,547	70,332
Long-term liabilities
Long-term debt	250,331	255,328
Asset retirement obligations	4,190	4,573
Derivative financial instruments	5,772	835
Total long-term liabilities	260,293	260,736
Commitments and contingencies (Note 11)
Stockholders' Equity
Common stock, $0.001 par value, 100,000,000 shares authorized, 10,000,149 shares issued and outstanding	10	10
Additional paid-in capital	92,953	92,953
Accumulated deficit	(7,038)	(716)
Total stockholders' equity	85,925	92,247
Total liabilities and stockholders' equity	$429,765	$423,315
See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Lonestar Resources US Inc.
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except per share data)
	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Revenues
Oil sales	$27,872	$29,990
Natural gas liquid sales	4,297	2,599
Natural gas sales	7,647	4,420
Total revenues	39,816	37,009
Expenses
Lease operating	4,446	$7,638
Gas gathering, processing and transportation	1,542	2,150
Production and ad valorem taxes	2,421	2,369
Depreciation, depletion and amortization	5,309	24,354
Impairment of oil and gas properties	—	199,908
General and administrative	3,977	2,881
Other	10	(223)
Total expenses	17,705	239,077
Income (loss) from operations	22,111	(202,068)
Other (expense) income
Interest expense	(4,106)	(11,610)
Change in fair value of warrants	—	363
(Loss) gain on derivative financial instruments	(24,167)	101,169
Total other (expense) income	(28,273)	89,922
Loss before income taxes	(6,162)	(112,146)
Income tax (expense) benefit	(160)	1,355
Net Loss	(6,322)	(110,791)
Preferred stock dividends	—	(2,257)
Net loss attributable to common stockholders	$(6,322)	$(113,048)

Net loss per common share
Basic	$(0.63)	$(4.52)
Diluted	$(0.63)	$(4.52)

Weighted average common shares outstanding
Basic	10,000,149	25,003,977
Diluted	10,000,149	25,003,997
See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Lonestar Resources US Inc.
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity
(In thousands, except share data)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount
Balance at December 31, 2020 (Successor)	10,000,149	$10	$92,953	$(716)	$92,247
Net loss	—	—	—	(6,322)	(6,322)
Balance at March 31, 2021 (Successor)	10,000,149	$10	$92,953	$(7,038)	$85,925
	Class A Voting Common Stock		Series A-1 Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2019 (Predecessor)	24,945,594	$142,655	100,328	$—	$175,738	$(197,506)	$120,887
Payment-in-kind dividends	—	—	2,257	—	—	—	—
Stock-based compensation	308,435	—	—	—	240	—	240
Net loss	—	—	—	—	—	(110,791)	(110,791)
Balance at March 31, 2020 (Predecessor)	25,254,029	$142,655	102,585	$—	$175,978	$(308,297)	$10,336
See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Lonestar Resources US Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands)
	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Cash flows from operating activities
Net loss	$(6,322)	$(110,791)
Adjustments to reconcile net loss to net cash provided by operating activities:
Accretion of asset retirement obligations	115	86
Depreciation, depletion and amortization	5,181	24,268
Stock-based compensation	—	(2,022)
Deferred taxes	—	(1,376)
Loss (gain) on derivative financial instruments	24,662	(101,169)
Settlements of derivative financial instruments	(3,370)	1,096
Impairment of oil and natural gas properties	—	199,908
Gain on disposal of property and equipment	—	83
Non-cash interest expense	482	768
Change in fair value of warrants	—	(363)
Changes in operating assets and liabilities:
Accounts receivable	(5,328)	6,117
Prepaid expenses and other assets	(343)	(374)
Accounts payable and accrued expenses	(13,194)	(2,396)
Net cash provided by operating activities	1,883	13,835

Cash flows from investing activities
Acquisition of oil and gas properties	(1,215)	(816)
Development of oil and gas properties	(389)	(34,753)
Proceeds from sale of oil and gas properties	—	317
Purchases of other property and equipment	(11)	(524)
Net cash used in investing activities	(1,615)	(35,776)

Cash flows from financing activities
Proceeds from borrowings	—	28,000
Payments on borrowings	(5,063)	(8,054)
Net cash (used in) proved by financing activities	(5,063)	19,946
Net decrease in cash, cash equivalents and restricted cash	(4,795)	(1,995)
Cash, cash equivalents and restricted cash, beginning of the period	26,446	3,137
Cash, cash equivalents and restricted cash, end of the period	$21,651	$1,142

Supplemental information:
Cash paid for interest	$3,648	$3,957
Non-cash investing and financing activities:
Change in asset retirement obligation	$(382)	$(253)
Change in liabilities for capital expenditures	(14,305)	(1,040)
See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Lonestar Resources US Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 1. Basis of Presentation
Organization and Nature of Operations
Lonestar Resources US Inc. (“Lonestar” or the “Company”) is an independent oil and natural gas company focused on the exploration, development and production of unconventional oil, natural gas liquids and natural gas in the Eagle Ford Shale play in South Texas.
Interim Financial Statements
The accompanying unaudited condensed consolidated financial statements (“Unaudited Condensed Consolidated Financial Statements”) of Lonestar Resources US Inc., and its subsidiaries have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements. These financial statements and the notes thereto should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2020 filed on March 31, 2021, as supplemented by our amendment on Form 10-K/A filed with the SEC on April 30, 2021 (the “Form 10-K”). Unless indicated otherwise or the context requires, the terms “we,” “our,” “us,” “Company” or “Lonestar,” refer to Lonestar Resources US Inc. and its subsidiaries.
The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the year. In management’s opinion, the accompanying Unaudited Condensed Consolidated Financial Statements include all adjustments of a normal recurring nature necessary for a fair statement of our consolidated financial position as of March 31, 2021 and our consolidated results of operations for the three months ended March 31, 2021 and March 31, 2020.
Emergence from Voluntary Reorganization Under Chapter 11 of the Bankruptcy Code
On September 30, 2020 (the “Petition Date”), Lonestar Resources US Inc. and 21 of its directly and indirectly owned subsidiaries (collectively, the “Debtors”), filed voluntary petitions (“Bankruptcy Petitions”) for relief under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (“Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas (“Bankruptcy Court”). The Debtors’ Chapter 11 cases were administered jointly under the caption In re Lonestar Resources US Inc., et al., Case No. 20-34805 (collectively, the “Chapter 11 Proceedings”). During the pendency of the Chapter 11 Proceedings, the Debtors in the Chapter 11 Proceedings, operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.
On November 12, 2020, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the chapter 11 plan of reorganization (the “Plan”) and approving the Disclosure Statement. The Company emerged from bankruptcy and went effective with its Plan on November 30, 2020 (the “Effective Date”). In January 2021, the Successor’s (as defined below) new common stock commenced trading on the OTCQX Best Market under the ticker symbol “LONE”.
Comparability of Financial Statements to Prior Periods
The Company adopted and began applying the relevant guidance provided in GAAP with respect to the accounting and financial statement disclosures for entities that have emerged from bankruptcy proceedings (“Fresh Start Accounting”) on the Effective Date. Accordingly, the Company’s Unaudited Condensed Consolidated Financial Statements and Notes to Unaudited Condensed Consolidated Financial Statements after November 30, 2020, are not comparable to the Unaudited Condensed Consolidated Financial Statements and Notes to Unaudited Condensed Consolidated Financial Statements through that date. To facilitate financial statement presentations, we refer to the reorganized company in these Condensed Consolidated Financial Statements and Notes as the “Successor,” which is effectively a new reporting entity for financial reporting purposes, for periods subsequent to November 30, 2020, and the “Predecessor” for periods prior to and including November 30, 2020. In connection with our reorganization, the Company experienced a change in control as the outstanding common and preferred shares of the Predecessor were canceled and substantially all of the Successor’s new common stock was issued to the Predecessor’s bondholders.

Furthermore, our Unaudited Condensed Consolidated Financial Statements and Notes to Unaudited Condensed Consolidated Financial Statements have been presented with a “black line” division to delineate, where applicable, the lack of comparability between the Predecessor and Successor. Accordingly, our results of operations, financial position and cash flows for the Successor periods are not comparable.
Reclassifications
Certain prior-period amounts have been reclassified to conform to the current period presentation. Such reclassifications had no impact on the Company’s reported total revenues, expenses, net loss, current assets, total assets, current liabilities, total liabilities or stockholders’ equity.
Cash, Cash Equivalents and Restricted Cash
The Company considers all highly-liquid investments to be cash equivalents if they have maturities of three months or less when purchased. The following table provides a reconciliation of cash, cash equivalents and restricted cash as reported within the Unaudited Condensed Consolidated Balance Sheets to “Cash, cash equivalents and restricted cash at the end of the period” as reported within the Unaudited Condensed Consolidated Statements of Cash Flows:
	Successor	Predecessor
In thousands	March 31, 2021	March 31, 2020
Cash and cash equivalents	$19,494	$1,142
Restricted cash, current	2,157	—
Total cash, cash equivalents and restricted cash shown in the Unaudited Condensed Consolidated Statements of Cash Flows	$21,651	$1,142
Restricted cash, current in the table above represents funds reserved to cover the balance of the PPP (as defined below) loan until the Successor receives the final loan forgiveness determination from the Small Business Administration (“SBA”), in accordance with SBA guidance, or until the PPP loan is repaid.
COVID-19
During the first quarter and through early-May 2021, the oil and natural gas industry has experienced continued improvement in commodity prices as compared to the same period in 2020, primarily resulting from (i) improvements in oil demand as the impact from COVID-19 has begun to abate and (ii) actions taken by the Organization of Petroleum Exporting Countries, Russia and certain other oil-exporting countries (“OPEC+”) to reduce the worldwide supply of oil through coordinated production cuts. As a result, West Texas Intermediate (“WTI”) oil prices have increased from $48.52 per barrel at December 31, 2020 to as high as $66.09 per barrel in early March 2021. Prices for natural gas and NGLs were also much higher during the first quarter and through early-May 2021 than they were for the same period in 2020. While oil prices have continued to improve in 2021, the general outlook for the oil and natural gas industry for the remainder of the year remains uncertain, and the Company can provide no assurances as to when or to what extent economic disruptions resulting from COVID-19 and the corresponding decreases in oil demand may impact the Company.
CARES Act
On March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) to provide certain taxpayer relief as a result of the COVID-19 pandemic. The CARES Act included several favorable provisions that impacted income taxes, primarily the modified rules on the deductibility of business interest expense for 2019 and 2020, a five-year carryback period for net operating losses generated after 2017 and before 2021, and the acceleration of refundable alternative minimum tax credits. The CARES Act did not materially impact the Predecessor’s or Successor’s effective tax rates for the three months ended March 31, 2020 and 2021, respectively.
The Company applied for, and received, a loan under the Paycheck Protection Program (“PPP”) during the second quarter of 2020 in the amount of $2.2 million. The application for this loan required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Company to take into account our current business activity and our ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The receipt of this loan, and the forgiveness of the loan, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria. The PPP loan bears interest of 1% and, if not forgiven, has a maturity date of May 8, 2022. Prior to emergence from Chapter 11, the Predecessor applied for loan forgiveness and placed cash equal to the outstanding principal balance of the PPP loan in escrow pending the final forgiveness determination by the SBA, in accordance with SBA guidelines. To date, forgiveness has not been received. The PPP Loan is subject to any new guidance and new requirements released by the Department of the Treasury who has indicated that all companies that have received funds in excess of $2.0 million will be subject to a government (SBA) audit to further ensure PPP loans are limited to eligible borrowers in need.
Impairment of Long-Lived Assets
The carrying value of long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is determined that the estimated future net cash flows of an asset will not be sufficient to recover its carrying amount, an impairment loss must be recorded to reduce the carrying amount to its estimated fair value. Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows and an asset’s fair value. These judgments and assumptions include such matters as the estimation of oil and gas reserve quantities, risks associated with the different categories of oil and gas reserves, the timing of development and production, expected future commodity prices, capital expenditures, production costs, and appropriate discount rates.
The Company evaluates impairment of proved and unproved oil and gas properties on a region basis. On this basis, certain regions may be impaired because they are not expected to recover their entire carrying value from future net cash flows. As a result of this evaluation, the Predecessor recorded impairment of oil and gas properties of $199.9 million for the three months ended March 31, 2020, of which $199.0 million was proved and $0.9 million was unproved. The impairment was the result of removing development of proved undeveloped reserves (“PUDs”) and probable reserves from future net cash flows as the Predecessor could not assure that they would be developed going forward in light of continued depressed commodity prices and uncertainty regarding the Predecessor’s liquidity situation at the time.
Upon emergence from bankruptcy, the Company adopted fresh start accounting which resulted in its long-lived assets being recorded at their estimated fair value at the Effective Date. There were no material changes to the key cash flow assumptions and no triggering events since December 31, 2020; therefore, no impairment was identified in the first quarter of 2021.
Net Loss per Common Share
Prior to the Effective Date, the Predecessor company used the two-class method to compute earnings per common share as its Class A Participating Preferred Stock (the “Preferred Stock”) was considered a participating security. Under the two-class method, losses are allocated only to those securities that have a contractual obligation to share in the losses of the Company. The Preferred Stock was not obligated to absorb Company losses and accordingly was not allocated losses. Net income attributable to common stockholders is allocated between common stock and participating securities based on the weighted average number of common shares and participating securities outstanding for the period. Upon the Effective Date, the Preferred Stock was extinguished and the two-class method is no longer necessary to compute earnings per share for the Successor.
Basic earnings per share is computed by dividing the allocated net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period.
Diluted earnings per share is computed similarly except that the denominator is increased to include dilutive potential common shares. Potential common shares for the Predecessor consisted of warrants, equity compensation awards and preferred stock, while potential common shares for the Successor consist of warrants. In certain circumstances adjustment to the numerator is also required for changes in income or loss resulting from the potential common shares. Basic weighted average common shares exclude shares of non-vested restricted stock. As these restricted shares vest, they will be included in the shares outstanding used to calculate basic earnings per share.

For the periods presented, there were no differences between the basic and diluted weighted average common shares. The following securities were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive:
	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Preferred stock	—	16,725,467
Warrants	1,111,110	760,000
Stock appreciation rights	—	1,010,000
Restricted stock units	—	1,925,366
Recent Accounting Pronouncements
Income Taxes. In December 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-12, Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The objective of ASU 2019-12 is to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and to provide more consistent application to improve the comparability of financial statements. The amendments in this ASU were effective starting January 1, 2021 for the Company. The adoption of the standard did not have an impact on the Company’s Unaudited Condensed Consolidated Financial Statements.
Financial Instruments — Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments, including trade and other receivables, and requires the use of a new forward-looking expected loss model that will result in the earlier recognition of allowances for losses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022 for Smaller Reporting Companies, which the Company currently is classified as, and interim periods within those fiscal years, and early adoption is permitted. Entities must adopt the amendment using a modified retrospective approach to the first reporting period in which the guidance is effective. The adoption of ASU 2016-13 is currently not expected to have a material effect on the Company’s Unaudited Condensed Consolidated Financial Statements.
Reference Rate Reform. In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions to ease financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) or another reference rate to alternative reference rates. The amendments in this ASU were effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. Currently, the Company’s Successor Credit Agreements (as defined below) are the Company’s only contracts that makes reference to a LIBOR rate and the agreements outline the specific procedures that will be undertaken once an appropriate alternative benchmark is identified. The Company does not expect this guidance to have a significant impact on its Unaudited Condensed Consolidated Financial Statements and related footnote disclosures.
Note 2. Derivative Instruments and Hedging Activities
Commodity Derivative Instruments
Lonestar enters into certain commodity derivative instruments to mitigate commodity price risk associated with a portion of its future oil, NGL and natural gas production and related cash flows. The oil, NGL and natural gas revenues and cash flows are affected by changes in commodity product prices, which are volatile and cannot be accurately predicted. The objective for entering into these commodity derivatives is to protect the operating revenues and cash flows related to a portion of the future oil, NGL and natural gas sales from the risk of significant declines in commodity prices, which helps ensure the Company’s ability to fund the capital budget.
Inherent in Lonestar’s fixed price contracts are certain business risks, including market risk and credit risk. Market risk is the risk that the price of oil and natural gas will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from non-performance by the Company’s counterparty to a contract. The Company does not currently require cash collateral from any of its counterparties nor does its counterparties require cash collateral from the Company. As of March 31, 2021, the Company had no open physical delivery obligations.
The following table summarizes Lonestar’s commodity derivative contracts as of March 31, 2021:
Commodity	Contract Type	Period	Range(1)	Volumes (Bbls/Mcf per day)	Weighted Average Price
Oil - WTI	Swaps	Apr - Dec 2021	$42.20 - $58.00	6,061	$45.55
Oil - WTI	Swaps	Jan - Dec 2022	$44.83 - $51.44	3,123	47.11
Oil - WTI	Swaps	Jan - Dec 2023	$52.00 - $52.15	1,000	52.10
Natural Gas - Henry Hub	Swaps	Apr - Dec 2021	$2.86 - $3.05	14,691	2.98
Natural Gas - Henry Hub	Swaps	Jan - Dec 2022	$2.70 - $3.14	6,233	2.77
(1)	Ranges presented for fixed-price swaps and basis swaps represent the lowest and highest fixed prices of all open contracts for the period presented.
During April 2021, the Company entered into additional WTI swaps of 92,000 barrels (500 barrels per day) at an average strike price of $61.48 for the period of July through December 2021. The Company also entered into additional WTI swaps of 132,000 barrels (362 barrels per day) at an average strike of $54.58 for the period of January through June 2023.
As of March 31, 2021, all of the Company’s economic derivative hedge positions were with large financial institutions, which are not known to the Company to be in default on their derivative positions. The Company is exposed to credit risk to the extent of non-performance by the counterparties in the derivative contracts discussed above; however, the Company does not anticipate non-performance by such counterparties. None of the Company’s derivative instruments contain credit-risk related contingent features.
Note 3. Revenue Recognition
The Company recognizes revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
Disaggregation of Revenue
Operating revenues are comprised of sales of crude oil, NGLs and natural gas. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The Company recognizes revenue when control has been transferred to the customer, generally at the time commodities reach an agreed-upon delivery point. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price based on a market index. Typically, the Company sells its products directly to customers generally under agreements with payment terms less than 30 days.
The following table summarizes our revenues by product type for the three months ended March 31, 2021 and 2020:
In thousands	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Oil	$27,872	$29,990
NGLs	4,297	2,599
Natural gas	7,647	4,420
Total revenues	$39,816	$37,009
As of March 31, 2021 (Successor) and December 31, 2020 (Successor) the accounts receivable balance representing amounts due or billable under the terms of contracts with purchasers was $18.8 million and $11.6 million, respectively.

Note 4. Fair Value Measurements
Fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories: observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. Under Accounting Standards Codification (“ASC”), ASC 820 prioritizes the inputs used in measuring fair value into the following fair value hierarchy:
•	Level 1 – Quoted prices for identical assets or liabilities in active markets.
•
Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 – Unobservable inputs for the asset or liability. The fair value input hierarchy level to which an asset or liability measurement falls in its entirety is determined based on the lowest level input that is significant to the measurement in its entirety.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2021 and December 31, 2020, for each fair value hierarchy level:
	Fair Value Measurements Using
In thousands	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
March 31, 2021
Assets
Derivative financial instruments	$—	$1,350	$—	$1,350
Liabilities:
Derivative financial instruments	—	(29,575)	—	(29,575)
Total	$—	$(28,225)	$—	$(28,225)

December 31, 2020
Assets:
Derivative financial instruments	$—	$2,098	$—	$2,098
Liabilities:
Derivative financial instruments	—	(8,773)	—	(8,773)
Total	$—	$(6,675)	$—	$(6,675)
Assets and liabilities measured at fair value on a nonrecurring basis
Non-recurring fair value measurements include certain non-financial assets and liabilities as may be acquired in a business combination and thereby measured at fair value; impaired oil and natural gas property assessments; warrants issued in debt or equity offerings and the initial recognition of asset retirement obligations for which fair value is used. These estimates are derived from historical costs as well as management’s expectation of future cost environments. As there is no corroborating market activity to support the assumptions used, the Company has designated these estimates as Level 3.
Other fair value measurements
The book values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. The carrying value of debt approximates fair value since it is subject to a short-term floating interest rate that approximates the rate available to the Company.

Note 5.  Accrued Liabilities
Accrued liabilities consisted of the following as of the dates indicated:
In thousands	March 31, 2021	December 31, 2020
Bonus payable	$1,294	$1,363
Accrued well costs	3,584	1,752
Third-party payments for joint interest expenditures	669	5,178
Accrued professional fees (success fees)	—	4,710
Other	2,216	2,980
Total accrued liabilities	$7,763	$15,983
Note 6. Long-Term Debt
The following long-term debt obligations were outstanding as of the dates indicated:
In thousands	March 31, 2021	December 31, 2020
Senior Secured Credit Facility	$209,600	$209,600
Second-Out Term Loan	50,000	55,000
Mortgage debt	8,654	8,712
PPP loan	2,157	2,157
Other	233	261
Total	270,644	275,730
Less unamortized discount	(313)	(402)
Total, net of unamortized discount	270,331	275,328
Less current obligations	(20,000)	(20,000)
Long-term debt	$250,331	$255,328
Successor Senior Secured Credit Agreements
On the Effective Date, the Successor, through its subsidiary Lonestar Resources America Inc., entered into a new first-out senior secured revolving credit facility with Citibank, N.A., as administrative agent, and the other lenders from time to time party thereto (the “Successor Credit Facility”) and a second-out senior secured term loan credit facility (the “Successor Term Loan Facility” and, together with the Successor Credit Facility, the “Successor Credit Agreements”) by amending and restating the Company’s existing credit agreement (as so amended and restated, the “Predecessor Credit Facility”). The Successor Credit Facility provides for revolving loans in an aggregate amount of up to $225 million, subject to borrowing base capacity. Letters of credit are available up to the lesser of (a) $2.5 million and (b) the aggregate unused amount of commitments under the Successor Credit Facility then in effect. On the Effective Date, Lonestar Resources America Inc. borrowed $60.0 million in term loans under the Successor Term Loan Facility. The Successor Credit Agreements will mature on November 30, 2023. The term loans under the Successor Term Loan Facility amortize on a quarterly basis in an amount equal to $5.0 million, payable on the last day of March, June, September and December of each year. The Successor’s obligations under the Successor Credit Agreements are guaranteed by all of the Successor’s direct and indirect subsidiaries (subject to certain permitted exceptions) and will be secured by a lien on substantially all of the Successor’s, Lonestar Resources America Inc.’s and the guarantors’ assets (subject to certain exceptions).
Borrowings and letters of credit under the Successor Credit Facility are limited by borrowing base calculations set forth therein. The initial borrowing base is $225 million, subject to redetermination. The borrowing base will be redetermined semiannually on or around May 1 and November 1 of each year, with one interim “wildcard” redetermination available between scheduled redeterminations. The first wildcard redetermination occurred on February 1, 2021, which reaffirmed the initial borrowing base of $225 million.
The Successor Credit Agreements contain customary covenants, including, but not limited to, restrictions on the Successor’s ability and that of its subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, or enter into transactions with affiliates.
The Successor Credit Facility contains certain financial performance covenants including the following:
•	A Consolidated Total Debt to Consolidated EBITDAX covenant, with such ratio not to exceed 3.5 times; and
•
A requirement to maintain a current ratio (i.e., Consolidated Current Assets to Consolidated Current Liabilities) of at least 0.95 times for the three months ended December 31, 2020 and 1.0 times each fiscal quarter thereafter. The current ratio excludes current derivative assets and liabilities, as well as the current amounts due under the Successor Term Loan Facility, from the ratio.

Borrowings under the Successor Credit Agreements bear interest at a floating rate at the Successor’s option, which can be either an adjusted Eurodollar rate (the Adjusted LIBOR, subject to a 1% floor) plus an applicable margin of 4.50% per annum or a base rate determined under the Successor Credit Facility (the “ABR”, subject to a 2% floor) plus an applicable margin of 3.50% per annum. The weighted average interest rate on borrowings under the Successor Credit Agreements was 5.5% for the three months ended March 31, 2021. The undrawn portion of the aggregate lender commitments under the Successor Credit Facility is subject to a commitment fee of 1.0%. As of March 31, 2021, the Successor was in compliance with all debt covenants under the Successor Credit Facilities.
Predecessor Senior Secured Bank Credit Facility
From July 2015 through November 30, 2020, the Predecessor maintained a senior secured revolving credit facility with Citibank, N.A., as administrative agent, and other lenders party thereto. All of the Predecessor Credit Facility was refinanced by the Successor Credit Agreements on the Effective Date.
Extinguishment of Predecessor 11.25% Senior Notes
On the Effective Date, the Predecessor’s 11.25% Senior Notes due 2023 (the “11.25% Senior Notes”) were fully extinguished by issuing equity in the Successor to the holders of that debt.
Note 7. Stockholders’ Equity
Registration Rights Agreement
On the Effective Date, the Successor entered into a registration rights agreement (the “Registration Rights Agreement”) with certain parties who received certain shares of New Common Stock on the Effective Date (the “Holders”). The Registration Rights Agreement provides resale registration rights for the Holders’ registrable securities of the Successor.
Pursuant to the Registration Rights Agreement, Holders have customary underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement. Under their underwritten offering registration rights, Holders have the right to demand the Successor to effectuate the distribution of any or all of its Registrable Securities by means of an underwritten offering pursuant to an effective registration statement; provided, however, that the expected gross offering price is equal to or greater than $50.0 million in the aggregate. The Successor is not obligated to effect an underwritten demand notice upon certain circumstances, including within 180 days of closing an underwritten offering. Under their piggyback registration rights, if at any time the Successor proposes to undertake a registered offering of New Common Stock for its own account, the Successor must give at least five business days’ notice to all Holders of Registrable Securities to allow them to include a specified number of their shares in the offering.
These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in an offering and the Successor’s right to delay or withdraw a registration statement under certain circumstances. The Successor will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods and, if an underwritten offering is contemplated, limitations on the number of shares to be included in the underwritten offering that may be imposed by the managing underwriter.

Warrant Agreements
On the Effective Date, pursuant to the terms of the Plan, the Successor entered into a Tranche 1 Warrant Agreement (the “Tranche 1 Warrant Agreement”) and issued warrants (the “Tranche 1 Warrants”) to holders of Allowed Prepetition RBL Claims (as defined in the Plan) or their permitted designees, as applicable, to purchase up to an aggregate of 555,555 shares of common stock in the Successor, par value $0.001 (the “New Common Stock”), at an exercise price of $0.001 per share of New Common Stock, subject to adjustment. The Tranche 1 Warrants may only be exercised at any time after the equity value of the Successor, as calculated pursuant to the Tranche 1 Warrant Agreement, shall have been greater than $100 million (“Valuation Condition”) and expire on November 30, 2023 (the “Expiration Date”).
On the Effective Date, pursuant to the terms of the Plan, the Company entered into a Tranche 2 Warrant Agreement (the “Tranche 2 Warrant Agreement” and, together with the Tranche 1 Warrant Agreement, the “Warrant Agreements”) and issued warrants (the “Tranche 2 Warrants” and, together with the Tranche 1 Warrants, the “Warrants”) to holders of Allowed Prepetition RBL Claims or their permitted designees, as applicable, to purchase up to an aggregate of 555,555 shares of the New Common Stock, at an exercise price of $0.001 per share of New Common Stock, subject to adjustment. The Tranche 2 Warrants may be exercised after the first anniversary of the issuance of the Successor Term Loan Facility if it shall not have been paid in full and if, after the first anniversary date, the Valuation Condition has been met. The Tranche 2 Warrants expire upon the Expiration Date.
All warrants are considered freestanding equity-classified instruments due to their detachable and separately exercisable features. Accordingly, the warrants are presented as a component of Stockholders’ Equity in accordance with ASC 815-40-25.
Note 8. Related Party Activities
New Tech Global Ventures, LLC, and New Tech Global Environmental, LLC, companies in which a director of the Predecessor owns a limited partnership interest, have provided field engineering staff and consultancy services for the Company since 2013. The total cost for such services was approximately $0.5 million for the three months ended March 31, 2020 (Predecessor). On the Effective Date, the director resigned from the Company’s Board.
In February 2019, the Predecessor purchased a property adjacent to its corporate office for approximately $2.0 million. The transaction was funded with cash from operations. The seller of the property is indebted to certain trusts established in favor of the children of one of the Predecessor’s directors, whom resigned on the Effective Date from the Company’s Board.
Note 9. Commitments and Contingencies
Lonestar currently has one drilling rig under contract, which commenced on February 1, 2021. The contract provides for a drilling rate of $16,000 per day, and originally was set to expire 90 days after the commencement date. In April 2021, the contract term was extended to provide for drilling three additional wells, which will commence after the original termination date.
From time to time, Lonestar is subject to legal proceedings and claims that arise in the ordinary course of business. Like other crude oil and gas producers and marketers, the Company’s operations are subject to extensive and rapidly changing federal and state environmental, health and safety, and other laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste management activities. The Company is not aware of any pending or overtly threatened legal action against it that could have a material impact on its business.
Gonzales County AMI
In February 2020, the Predecessor announced that it had entered into a Joint Development Agreement (the “JDA”) in Gonzales County with one of the largest producers in the Eagle Ford which encompass an Area of Mutual Interest (the “AMI”) totaling approximately 15,000 acres.
The agreement calls for Lonestar to operate a minimum of three to four Eagle Ford Shale wells annually on behalf of the two companies through 2022 that are intended to hold-by-production approximately 6,000 gross acres within the AMI. The agreement gives Lonestar’s partner the option to participate in each well with a 50% working interest or to participate via a carried working interest that ranges from approximately 9 to 17%, depending on location. The JDA continued to the Successor upon emergence from bankruptcy.
Note 10. Subsequent Events
2021 Management Incentive Plan
In connection with our emergence from bankruptcy, the Plan provided for the adoption of a management incentive plan. The Lonestar Resources US Inc. 2021 Management Incentive Plan (the “MIP”) became effective on April 13, 2021. The MIP reserved 966,184 shares of the Company’s common stock for awards to officers, other employees and directors. The MIP provides for, among other things, the grant of incentive stock options, non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights, dividend equivalents, other stock-based awards, cash awards, or any combination of the foregoing. On April 13, 2021 board of directors approved and ratified the MIP, with initial awards covering approximately 712,019 shares of common stock granted during April 2021. As of May 7, 2021, 254,164 thousand shares were available for future grants under the MIP, all of which could be issued in the form of restricted stock units. The Company’s incentive compensation program is administered by the Compensation Committee of our Board of Directors.
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements (the “Unaudited Condensed Consolidated Financial Statements”) and Notes to Unaudited Condensed Consolidated Financial Statements included herein and our Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2020, as supplemented by our amendment on Form 10-K/A filed with the SEC on April 30, 2021 (the “Form 10-K”), along with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Form 10-K. Any terms used but not defined herein have the same meaning given to them in the Form 10-K. Our discussion and analysis includes forward-looking information that involves risks and uncertainties and should be read in conjunction with Risk Factors under Item 1A of the Form 10-K, along with Forward Looking Information at the end of this section for information on the risks and uncertainties that could cause our actual results to be materially different than our forward-looking statements.
Certain prior-period financial statements are not comparable to our current-period financial statements due to the adoption of fresh start accounting. References to “Successor” relate to the financial position and results of operations of the reorganized Company subsequent to November 30, 2020. References to “Predecessor” relate to the financial position and results of operations of the Company prior to, and including, November 30, 2020.
OVERVIEW
Lonestar is an independent oil and natural gas company focused on the exploration, development and production of unconventional oil, natural gas liquids and natural gas in the Eagle Ford Shale play in South Texas.
Emergence from Voluntary Reorganization under Chapter 11
On September 30, 2020 (the “Petition Date”), Lonestar Resources US Inc., along with certain of its wholly-owned subsidiaries Lonestar Resources Intermediate Inc., LNR America Inc., Lonestar Resources America Inc., Amadeus Petroleum Inc., Albany Services, L.L.C., T-N-T Engineering, Inc., Lonestar Resources Inc., Lonestar Operating, LLC, Poplar Energy, LLC, Eagleford Gas, LLC, Eagleford Gas 2, LLC, Eagleford Gas 3, LLC, Eagleford Gas 4, LLC, Eagleford Gas 5, LLC, Eagleford Gas 6, LLC, Eagleford Gas 7, LLC, Eagleford Gas 8, LLC, Eagleford Gas 10, LLC, Eagleford Gas 11, LLC, Lonestar BR Disposal LLC, and La Salle Eagle Ford Gathering Line LLC (collectively, the “Debtors”) commenced voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Chapter 11 Cases were administered jointly under the caption In re Lonestar Resources US Inc., et al., Case No. 20-34805 (DRJ). Wholly-owned subsidiary, Boland Building, LLC, was not a Debtor and was not included in the Chapter 11 Cases.
In addition, on the Petition Date, the Debtors filed their Joint Prepackaged Plan of Reorganization with the Bankruptcy Court (the “Plan”). On November 12, 2020, the Bankruptcy Court entered its confirmation order (the “Confirmation Order”) approving and confirming the Plan. On November 30, 2020, (the “Effective Date”) the Plan became effective and was implemented in accordance with its terms.

On the Effective Date, the Company consummated the following reorganization transactions in accordance with the Plan:
•
Adopted an amended and restated its certificate of incorporation and bylaws, which reserved for issuance 90,000,000 shares of common stock, par value $0.001 per share, (the “New Common Stock”) and 10,000,000 shares of preferred stock, par value $0.001 per share;

•
Appointed a new board of directors to replace the Predecessor’s directors, consisting of four new independent members: Richard Burnett, Gary D. Packer, Andrei Verona and Eric Long, and one continuing member: Frank D. Bracken, III, Lonestar’s Chief Executive Officer;

•	Provided for the following settlement of claims and interests in the Predecessor as follows:
○	Holders of Prepetition RBL Claims received distributions of:
•	Cash in the amount of all accrued and unpaid interest;
•	A first-out senior secured revolving credit facility with total aggregate commitments of $225 million;
•	A second-out senior secured term loan credit facility in an amount equal to $60 million;
•	555,555 Tranche 1 warrants and 555,555 Tranche 2 warrants, reflecting up to a 10% ownership stake in the Successor company’s equity interests;
•
Holders of Prepetition Notes Claims received distributions of a pro rata share of 96% of 10,000,149 shares of New Common Stock issued on the Effective Date, subject to dilution by a to-be-adopted management incentive plan (the “MIP”) and the new warrants);

•
Holders of Predecessor preferred equity interests received distributions of a pro rata share of 3% of the New Common Stock in the Successor company (subject to dilution by the MIP and the new warrants); and

•	Holders of Predecessor Class A common stock received distributions of a pro rata share of 1% of the New Common Stock in the Successor company (subject to dilution by the MIP and new warrants).
•	General unsecured creditors were paid in full in cash.
Fresh Start Accounting
Upon emergence from bankruptcy, the Company qualified for and adopted fresh start accounting in accordance with Accounting Standards Codification (“ASC”) 852, which resulted in the Company becoming a new entity for financial reporting purposes because (1) the holders of the then existing voting shares of the Predecessor received less than 50 percent of the voting shares of the Successor upon emergence and (2) the reorganization value of the Company’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims.
All conditions required for the adoption of fresh-start accounting were met when the Plan became effective, on November 30, 2020. The implementation of the Plan and the application of fresh-start accounting materially changed the carrying amounts and classifications reported in the Company’s consolidated financial statements and resulted in the Company becoming a new entity for financial reporting purposes. As a result of the application of fresh-start accounting and the effects of the implementation of the Plan, the financial statements on or prior to the Effective Date are not comparable with financial statements after the Effective Date.
Upon the application of fresh-start accounting, the Company allocated the reorganization value to its individual assets and liabilities in conformity with ASC 805, Business Combinations (“ASC 805”). The amount of deferred income taxes recorded was determined in accordance with ASC 740, Income Taxes. Reorganization value represents the fair value of the Successor Company’s assets before considering liabilities. The Effective Date fair values of the Company’s assets and liabilities differ materially from their previously recorded values as reflected on the historical balance sheets.
Market Developments
During the first quarter and through early-May 2021, the oil and natural gas industry has experienced continued improvement in commodity prices as compared to the same period in 2020, primarily resulting from

(i) improvements in oil demand as the impact from COVID-19 has begun to abate and (ii) actions taken by the Organization of Petroleum Exporting Countries, Russia and certain other oil-exporting countries (“OPEC+”) to reduce the worldwide supply of oil through coordinated production cuts. As a result, West Texas Intermediate (“WTI”) oil prices have increased from $48.52 per barrel at December 31, 2020 to as high as $66.09 per barrel in early March 2021. Prices for natural gas and NGLs were also much higher during the first quarter and through early-May 2021 than they were for the same period in 2020. While oil prices have continued to improve in 2021, the general outlook for the oil and natural gas industry for the remainder of the year remains uncertain, and we can provide no assurances as to when or to what extent economic disruptions resulting from COVID-19 and the corresponding decreases in oil demand may impact the Company.
Operational Highlights for the First Quarter of 2021
As a result of Lonestar filing for bankruptcy and emerging from bankruptcy on November 30, 2020, our financial results are broken out between the Predecessor period (the three months ended March 31, 2020) and the Successor period (the three months ended March 31, 2021). For the three months ended March 31, 2020 (Predecessor), we recognized a net loss of $113.0 million attributable to common shareholders, and for the three months ended March 31, 2021 (Successor), we recognized a net loss of $6.3 million.
Operational highlights for the first quarter of 2021 included the following:
•	Brought five gross wells online between the beginning of the year and mid-April 2021 including three drilled-but-uncompleted wells from 2020 at our Hawkeye properties;
•	Continued to focus on lower operating expenses. Lease operating expenses were $4.76 for the quarter while gas gathering, processing and transportation came in at $1.65 per BOE; and
•
Continued to build our commodities hedge portfolio to protect our operations from downside price risk. As of May 7, 2021, we had hedges covering 5,732 Bbls per day of oil for the remainder of 2021, 3,062 Bbls per day of oil for 2022 and 1,362 Bbls of oil per day for 2023. In addition, on that date, we had hedges covering 13,169 MMBtu per day of natural gas for the remainder of 2021 and 6,233 MMBtu per day for 2022.

The primary drivers of our financial net loss for the three months ended March 31, 2021 (Successor) included:
•	Revenues totaling $39.8 million, comprised of 10,377 BOE per day of production during the quarter with $42.63 per BOE of realized sales price before any hedging effects, and
•	Losses on our commodity hedges of $24.2 million for the quarter, comprised of $5.4 million of realized losses and $18.8 million of unrealized losses.
The following reflects some of the primary drivers for our change in operating results between the first quarter of 2021 and the comparative period in 2020:
•	Oil and natural gas revenues increased by $2.8 million (8%), due to a 35% increase in commodity prices partially offset by a 28% decrease in production;
•
Lease operating expenses decreased by $3.2 million (42%), primarily due to lower production volumes and cost reduction measures which were undertaken starting in the second quarter of 2020 in light of the lower commodity price environment;

•	Commodity derivative expense increased by $125.4 million ($24.2 million of expense during the first quarter of 2021 compared to $101.2 million of income during the first quarter of 2020); and
•
Impairment of oil and gas properties totaled $199.9 million during the first quarter of 2020 compared to none during the first quarter of 2021. See Operating Results—Impairment of Oil and Gas Properties below for further details.

•
Interest expense decreased significantly between the periods as a result of the extinguishment of the Predecessor 11.25% Senior Notes (discussed further below) on the Effective Date. Depreciation, depletion and amortization (“DD&A”) expense was also significantly lower between the periods as a result of the fresh start accounting (discussed above), which also occurred on the Effective Date.

RESULTS OF OPERATIONS
Certain of our operating results and statistics for the three months ended March 31, 2021 and 2020 are summarized below:
In thousands, except per share and unit data	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Operating Results
Net loss attributable to common stockholders	$(6,322)	$(113,048)
Net loss per common share – basic(1)	(0.63)	(4.52)
Net loss per common share – diluted(1)	(0.63)	(4.52)
Net cash provided by operating activities	1,883	13,835
Revenues
Oil	$27,872	$29,990
NGLs	4,297	2,599
Natural gas	7,647	4,420
Total revenues	$39,816	$37,009
Total production volumes by product
Oil (Bbls)	499,997	658,476
NGLs (Bbls)	195,688	303,485
Natural gas (Mcf)	1,429,190	2,110,381
Total barrels of oil equivalent (6:1)	933,883	1,313,691
Daily production volumes by product
Oil (Bbls/d)	5,556	7,236
NGLs (Bbls/d)	2,174	3,335
Natural gas (Mcf/d)	15,880	23,191
Total barrels of oil equivalent (BOE/d)	10,377	14,436
Average realized prices
Oil ($ per Bbl)	$55.74	$45.54
NGLs ($ per Bbl)	21.96	8.56
Natural gas ($ per Mcf)	5.35	2.09
Total oil equivalent, excluding the effect from commodity derivatives ($ per BOE)	42.63	28.17
Total oil equivalent, including the effect from commodity derivatives ($ per BOE)	36.84	34.40
Operating and other expenses
Lease operating	$4,446	$7,638
Gas gathering, processing and transportation	1,542	2,150
Production and ad valorem taxes	2,421	2,369
Depreciation, depletion and amortization	5,309	24,354
General and administrative	3,977	2,881
Interest expense	4,106	11,610
Operating and other expenses per BOE
Lease operating	$4.76	$5.81
Gas gathering, processing and transportation	1.65	1.64
Production and ad valorem taxes	2.59	1.80
Depreciation, depletion and amortization	5.68	18.54
General and administrative	4.26	2.19
Interest expense	4.40	8.84
(1)
Basic and diluted earnings per share are calculated using the two-class method for the Predecessor period. See Footnote 1. Basis of Presentation in the Notes to Unaudited Condensed Consolidated Financial Statements included in Item 1.

Production
The table below summarizes our production volumes for the three months ended March 31, 2021 and 2020:
	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Oil (Bbls/d)	5,556	7,236
NGLs (Bbls/d)	2,174	3,335
Natural gas (Mcf/d)	15,880	23,191
Total (BOE/d)	10,377	14,436
Total production during the first quarter of 2021 averaged 10,377 BOE per day, a decrease of 28%, or 4,059 BOE per day, compared to the same period in 2020. This was decrease was primarily driven by the deferral of our development program, which was suspended in the third quarter of 2020 and did not resume until January 2021.
Our production during the first quarter of 2021 was 74% oil and NGLs, approximately the same as the first quarter of 2020.
Oil, Natural Gas Liquid and Natural Gas Revenues
The table below summarizes our production revenues for the three months ended March 31, 2021 and 2020:
In thousands	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Oil	$27,872	$29,990
NGLs	4,297	2,599
Natural gas	7,647	4,420
Total revenues	$39,816	$37,009
Our oil, NGL and natural gas revenues during the three months ended March 31, 2021 increased $2.8 million, or 7%, compared to those revenues for the same period in 2020. The changes in our oil, NGL and natural gas revenues are due to changes in production quantities and commodity prices (excluding any impact of our commodity derivative contracts), as reflected in the following table:
In thousands	Three Months Ended March 31, 2021 vs 2020
	(Decrease) Increase in Revenues	Percentage (Decrease) Increase in Revenues
Change in oil, NGL and natural gas revenues due to:
Decrease in production	$(10,699)	(28)%
Increase in commodity prices	13,506	35%
Total change in oil, NGL and natural gas revenues	$2,807	8%

Excluding the impact of our commodity derivative contracts, our net realized commodity prices and NYMEX differentials were as follows during the three months ended March 31, 2021 and 2020:
	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Average net realized price
Oil ($/Bbl)	$55.74	$45.54
NGLs ($/Bbls)	21.96	8.56
Natural gas ($/Mcf)	5.35	2.09
Total ($/BOE)	42.63	28.17
Average NYMEX differentials
Oil per Bbl	$(2.10)	$0.03
Natural gas per Mcf	1.79	(0.18)
Variations in our average NYMEX oil differential are generally caused by variations of certain of the pricing components included in our pricing formulae, which are industry standards. Variations in our crude oil pricing are related to swings in components of MEH (Magellan East Houston) and the CMA/Roll. These variations caused our differentials to WTI to move from $0.03 per barrel in the first quarter of 2020 to negative $2.10 per barrel in the first quarter of 2021.
Variations in our natural gas NYMEX differentials are generally caused by movement in the NYMEX natural gas prices during the month, as most of our natural gas is sold on an index price that is set near the first of each month. While the percentage change in NYMEX natural gas differentials can be large, these variations are seldom more than $0.20 per MMBtu above or below NYMEX price. The natural gas differential for the three months ended March 31, 2021 (Successor) includes the benefit of abnormally high realizations achieved in February 2021 resulting from higher gas residue prices during Winter Storm Uri.
Commodity Derivative Contracts
We utilize oil and natural gas derivative contracts to provide an economic hedge of our exposure to commodity price risk associated with anticipated future production and to provide more certainty to our future cash flows. These contracts have historically consisted of fixed-price swaps, collars and basis swaps.
The following table summarizes the net cash (payments) receipts on the Company’s commodity derivatives and the relative price impact (per Bbl or Mcf) for the three months ended March 31, 2021 and 2020:
	Successor		Predecessor
	Three Months Ended March 31, 2021		Three Months Ended March 31, 2020
In thousands, except price impact	Net realized settlements	Price impact	Net realized settlements	Price impact
Payments on settlements of oil derivatives	$(4,027)	$(8.05)	$(155)	$(0.24)
Receipts on settlements of natural gas derivatives	657	0.46	1,236	0.59
Total net commodity derivative settlements	$(3,370)		$1,081
Our realized net loss on commodity derivative contracts on an accrual basis was $5.4 million for the three months ended March 31, 2021 (Successor) as compared to net gain of $8.2 million for the three months ended March 31, 2020 (Predecessor). We realized an average loss of $4.55 per BOE on our oil and natural gas swaps during the three months ended March 31, 2021 (Successor), as compared to an average gain of $6.23 per BOE for the three months ended March 31, 2020 (Predecessor).
In order to provide a level of price protection to a portion of our oil production and to meet certain hedging requirements under our Successor Credit Facility (as defined below), we have hedged a portion of our estimated oil and natural gas production in 2021, 2022 and 2023 using NYMEX fixed-price swaps. See Note 2, Commodity Price Risk Activities, to the consolidated financial statements for additional details of our outstanding commodity derivative contracts as of March 31, 2021 for additional discussion.

The following table summarizes our oil and natural gas derivative contracts as of May 5, 2021:
	Q2 2021	Q3 2021	Q4 2021	1H 2022	2H 2022	1H 2023	2H 2023
Oil — WTI
Volumes Hedged (Bbls/d)	6,150	5,650	5,400	3,124	3,000	1,450	1,275
Swap Price	$46.66	$46.62	$46.03	$47.32	$46.73	$52.99	$52.50

Natural Gas — Henry Hub
Volumes Hedged (Mcf/d)	12,400	16,400	10,700	7,486	5,000	—	—
Swap Price	$2.88	$2.93	$3.05	$2.82	$2.70	$—	$—
Production Expenses
The table below presents detail of production expenses for the three months ended March 31, 2021 and 2020:
In thousands, except expense per BOE	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Production expenses
Lease operating	$4,446	$7,638
Gas gathering, processing and transportation	1,542	2,150
Production and ad valorem taxes	2,421	2,369
Depreciation, depletion and amortization	5,309	24,354
Production expenses per BOE
Lease operating and gas gathering	$4.76	$5.81
Gas gathering, processing and transportation	1.65	1.64
Production and ad valorem taxes	2.59	1.80
Depreciation, depletion and amortization	5.68	18.54
Lease Operating and Gas Gathering
Lease operating expenses are the costs incurred in the operation of producing properties and workover costs. Expenses for direct labor, water injection and disposal, utilities, materials and supplies comprise the most significant portion of our lease operating expenses. Lease operating expenses do not include general and administrative expenses or production and ad valorem taxes.
Total lease operating expense was $4.4 million, or $4.76 per BOE, for the three months ended March 31, 2021 (Successor), compared to $7.6 million, or $5.81 per BOE, during the Predecessor’s same period in 2020. Total gas gathering, processing and transportation expense was $1.5 million, or $1.65 per BOE for the three months ended March 31, 2021 (Successor), compared to $2.2 million, or $1.64 per BOE, during the Predecessor’s same period in 2020. The decreases in lease operating expense on an absolute-dollar basis and per-BOE basis were primarily due lower production in the current quarter and lower expenses across all expense categories, as we implemented cost reduction measures starting in the second quarter of 2020 which we have carried forward to a certain degree through today. Gas gathering, processing and transportation expense dropped between the periods relatively in-line with the drop in natural gas production.
Production and Ad Valorem Taxes
Production taxes are paid on produced crude oil and natural gas based upon a percentage of gross revenues or at fixed rates established by state or local taxing authorities. In general, the production taxes we pay correlate to the changes in oil and natural gas revenues. We are also subject to ad valorem taxes in the counties where our production is located. Ad valorem taxes are generally based on the valuation of our oil and natural gas properties.

The following table provides detail of our production and ad valorem taxes for the three months ended March 31, 2021 and 2020:
	Successor	Predecessor
In thousands	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Production taxes	$1,755	$1,325
Ad valorem taxes	666	1,044
Total production and ad valorem tax expense	$2,421	$2,369
Total production and ad valorem tax expense was $2.4 million, or $2.59 per BOE, for the three months ended March 31, 2021 (Successor), which was relatively flat on an absolute dollar basis and $1.80 on a per BOE during the same period in 2020 for the Predecessor.
Depreciation, Depletion and Amortization
The table below provides detail of our DD&A expense for the three months ended March 31, 2021 and 2020.
In thousands	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Depletion of proved oil and gas properties	$4,856	$23,905
Depreciation of other property and equipment	338	363
Accretion of asset retirement obligations	115	86
Total DD&A expense	$5,309	$24,354
Capitalized costs attributed to our proved properties are subject to depreciation and depletion. Depreciation and depletion of the cost of oil and natural gas properties is calculated using the unit-of-production method aggregating properties on a field basis. For leasehold acquisition costs and the cost to acquire proved properties, the reserve base used to calculate depreciation and depletion is the sum of proved developed reserves and proved undeveloped reserves. For well costs, the reserve base used to calculate depletion and depreciation is proved developed reserves only. Other property and equipment are carried at cost, and depreciation is calculated using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years.
Total DD&A expense was $5.3 million, or $5.68 per BOE, for three months ended March 31, 2021 (Successor), compared to $24.4 million, or $18.54 per BOE, for the three months ended March 31, 2020 (Predecessor). The combined Predecessor and Successor period decreases in oil and natural gas properties depletion and other property and equipment depreciation was primarily due to impairment charges we incurred during the first quarter of 2020 (Predecessor) after removing proven undeveloped reserves (“PUDs”) (see below), as well as lower depletable costs due to the step down in book value resulting from fresh start accounting. Based upon fresh start accounting, oil and gas properties were recorded at fair value as of November 30, 2020.
Impairment of Oil and Gas Properties
We evaluate impairment of proved and unproved oil and gas properties on a region basis. On this basis, certain regions may be impaired because they are not expected to recover their entire carrying value from future net cash flows.
During the first quarter of 2020 (Predecessor), we recorded impairment charges totaling approximately $199.9 million across various Eagle Ford properties, of which $199.0 million was proved and $0.9 million was unproved. These impairments resulted from removing PUDs and probable reserves from future development plans due to the continued depressed commodity prices and the uncertainly of Company’s liquidity situation at the time.
Upon emergence from bankruptcy, the Company adopted fresh start accounting which resulted in our long-lived assets being recorded at their estimated fair values at the Effective Date. There were no material changes to our key cash flow assumptions and no triggering events since December 31, 2020; therefore, no impairment was identified during the first quarter of 2021.
General and Administrative
Total general and administrative (“G&A”) expense was $4.0 million, or $4.26 per BOE, for the three months ended March 31, 2021 (Successor), compared to $2.9 million, or $2.19 per BOE, for the three months ended March 31, 2020 (Predecessor). G&A for the three months ended March 31, 2021 (Successor) includes approximately $0.7 million of professional fees residual to the Company’s restructuring in 2020, including legal, consulting and accounting fees incurred as part of the Company’s fresh-start accounting process. G&A for the three months ended March 31, 2020 (Predecessor) includes stock-based compensation gains of $1.8 million. On the Effective Date, all of the Predecessor’s stock-based compensation plans were cancelled and the Successor company did not implement any new stock-based compensation plans prior to March 31, 2021.
Interest Expense
The table below provides detail of the interest expense for our various long-term obligations for the three months ended March 31, 2021 and 2020:
In thousands	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Interest expense on Successor Credit Facility	$2,846	$—
Interest expense on Successor Term Loan Facility	723	—
Interest expense on Predecessor 11.25% Senior Notes	—	7,031
Interest expense on Predecessor Credit Facility	—	3,685
Other interest expense	55	126
Total cash interest expense(1)	$3,624	$10,842
Amortization of debt issuance costs and discounts	482	768
Total interest expense	$4,106	$11,610
Per BOE:
Total cash interest expense	$3.88	$8.25
Total interest expense	4.40	8.84
(1)	Cash interest is presented on an accrual basis.
Cash interest was $3.6 million, or $3.88 per BOE, for the three months ended March 31, 2021 (Successor), compared to $10.8 million, or $8.25 per BOE, for the three months ended March 31, 2020 (Predecessor). The decrease between periods was primarily due to a decrease in the average debt principal outstanding, with the Successor period reflecting the full extinguishment of all outstanding obligations under the 11.25% Senior Secured Notes on the Effective Date, pursuant to the terms of the Plan, relieving approximately $250 million of debt by issuing equity in the Successor period to the holders of that debt.
See Note 6. Long-Term Debt in Notes to the Unaudited Condensed Consolidated Financial Statements for additional information about our long-term debt and interest expense.

Income Taxes
The following table provides further detail of our income taxes for the three months ended March 31, 2021 and 2020:
In thousands, except per-BOE amounts and tax rates	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Current income tax (expense) benefit	$(160)	$424
Deferred income tax benefit	—	931
Total income tax (expense) benefit	$(160)	$1,355
Average income tax (expense) benefit per BOE	$(0.17)	$12.64
Effective tax rate	(2.6)%	1.2%
As the tax basis of our assets, primarily our oil and gas properties, is in excess of the carrying value, as adjusted in fresh start accounting, the Successor is in a net deferred tax asset position at March 31, 2021. We evaluated our deferred tax assets in light of all available evidence as of the balance sheet date, including the tax impacts of the Chapter 11 Proceedings and the partial reduction of net operating losses and tax credits and partial reduction of tax basis in assets (collectively “tax attributes”). Given our cumulative loss position and the continued low oil price environment, we recorded a total valuation allowance of $38.8 million on our underlying deferred tax assets as of March 31, 2021. For the three months ended March 31, 2021 (Successor), the income tax benefit associated with the Successor’s pre-tax book loss was substantially offset by a change in valuation allowance.
Our deferred tax assets exceeded our deferred tax liabilities at March 31, 2020 (Predecessor) primarily due to tax consequences of the impairment of our proved properties during the first quarter of 2020; as a result, we retained a full valuation allowance of $32.6 million at March 31, 2020 due to uncertainties regarding the future realization of our deferred tax assets. The valuation allowance is also the primary cause for the variance between our statutory tax rate of 21% and the effective tax rate of 1.2% for the quarter.
On March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) to provide certain taxpayer relief as a result of the COVID-19 pandemic. The CARES Act included several favorable provisions that impacted income taxes, primarily the modified rules on the deductibility of business interest expense for 2019 and 2020, a five-year carryback period for net operating losses generated after 2017 and before 2021, and the acceleration of refundable alternative minimum tax credits. The CARES Act did not materially impact our effective tax rate for the three months ended March 31, 2021 (Successor) and 2020 (Predecessor).
CAPITAL RESOURCES AND LIQUIDITY
Our primary sources of capital and liquidity are our cash flows from operations and availability of borrowing capacity under our Successor Credit Facility (as defined below). Our most significant cash outlays relate to our development capital expenditures and current period operating expenses.
The Company’s primary needs for cash are for capital expenditures, acquisitions of oil and natural gas properties, payments of contractual obligations and working capital obligations. We have historically financed our business through cash flows from operations, borrowings under our Predecessor Credit Facility (as defined below) and the issuance of bonds and equity offerings. As circumstances warrant, we may access the capital markets and issue equity or debt from time to time on an opportunistic basis in a continued effort to optimize our balance sheet and to fund our operations and capital expenditures in the future, dependent upon market conditions and available pricing. Uses of such proceeds may include repayment of our debt, development or acquisition of additional acreage or proved properties, and general corporate purposes. There can be no assurance that future funding transactions will be available on favorable terms, or at all, and we therefore cannot guarantee the outcome of any such transactions.

Cash flows for the three months ended March 31, 2021 and 2020 are presented below:
In thousands	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Net cash provided by (used in):
Operating activities	$1,883	$13,835
Investing activities	(1,615)	(35,776)
Financing activities	(5,063)	19,946
Net change in cash	$(4,795)	$(1,995)
Net Cash Provided by Operating Activities
Net cash provided by operating activities was $1.9 million for three months ended March 31, 2021 (Successor), compared to $13.8 million for the three months ended March 31, 2020 (Predecessor). Although production revenues between the quarters stayed relatively flat, higher realized hedging losses in the current quarter contributed to a significant amount of the decrease, partially offset by lower lease operating expenses.
Net Cash Used in Investing Activities
Net cash used in investing activities was $1.6 million for the three months ended March 31, 2021 (Successor), compared to $35.8 million for the three months ended March 31, 2020 (Predecessor). This decrease is primarily due to lower drilling and development costs in the current quarter, as we did not resume our one-rig drilling program until February 2021 and payment for the majority of our completion costs incurred during the quarter was not made after quarter end.
Net Cash (Used in) Provided by Financing Activities
Net cash used by financing activities was $5.1 million for the three months ended March 31, 2021 (Successor), compared to $19.9 million provided by financing activities for the three months ended March 31, 2020 (Predecessor). This decrease resulted from no new borrowings on our Successor Credit Facility in the current quarter in addition to the quarterly $5.0 million pay-down we made on our Successor Term Loan at the end of the quarter. In comparison, the prior period had $8.0 million of payments but $28.0 million of borrowings. Currently, our availability under the Successor Credit Facility is $15.0 million and we are required to make three more quarterly pay-downs on our Successor Term Loan which will total an additional $15.0 million by the end of 2021.
Debt
Successor Senior Secured Credit Agreements
On the Effective Date, the Successor, through its subsidiary Lonestar Resources America Inc., entered into a new first-out senior secured revolving credit facility with Citibank, N.A., as administrative agent, and the other lenders from time to time party thereto (the “Successor Credit Facility”) and a second-out senior secured term loan credit facility (the “Successor Term Loan Facility” and, together with the Successor Credit Facility, the “Successor Credit Agreements”) by amending and restating the Company’s existing credit agreement (as so amended and restated, the “Predecessor Credit Facility”). The Successor Credit Facility provides for revolving loans in an aggregate amount of up to $225 million, subject to borrowing base capacity. Letters of credit are available up to the lesser of (a) $2.5 million and (b) the aggregate unused amount of commitments under the Successor Credit Facility then in effect. On the Effective Date, Lonestar Resources America Inc. borrowed $60.0 million in term loans under the Successor Term Loan Facility. The Successor Credit Agreements will mature on November 30, 2023. The term loans under the Successor Term Loan Facility amortize on a quarterly basis in an amount equal to $5.0 million, payable on the last day of March, June, September and December of each year. The Successor’s obligations under the Successor Credit Agreements are guaranteed by all of the Successor’s direct and indirect subsidiaries (subject to certain permitted exceptions) and will be secured by a lien on substantially all of the Successor’s, Lonestar Resources America Inc.’s and the guarantors’ assets (subject to certain exceptions).

Borrowings and letters of credit under the Successor Credit Facility are limited by borrowing base calculations set forth therein. The initial borrowing base is $225 million, subject to redetermination. The borrowing base will be redetermined semiannually on or around May 1 and November 1 of each year, with one interim “wildcard” redetermination available between scheduled redeterminations. The first wildcard redetermination occurred on February 1, 2021, which reaffirmed the initial borrowing base of $225 million.
The Successor Credit Agreements contain customary covenants, including, but not limited to, restrictions on the Successor’s ability and that of its subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, or enter into transactions with affiliates.
The Successor Credit Facility contains certain financial performance covenants including the following:
•	A Consolidated Total Debt to Consolidated EBITDAX covenant, with such ratio not to exceed 3.5 times; and
•
A requirement to maintain a current ratio (i.e., Consolidated Current Assets to Consolidated Current Liabilities) of at least 0.95 times for the three months ended December 31, 2020 and 1.0 times each fiscal quarter thereafter. The current ratio excludes current derivative assets and liabilities, as well as the current amounts due under the Successor Term Loan Facility, from the ratio.

Borrowings under the Successor Credit Agreements bear interest at a floating rate at the Successor’s option, which can be either an adjusted Eurodollar rate (the Adjusted LIBOR, subject to a 1% floor) plus an applicable margin of 4.50% per annum or a base rate determined under the Successor Credit Facility (the “ABR”, subject to a 2% floor) plus an applicable margin of 3.50% per annum. The weighted average interest rate on borrowings under the Successor Credit Agreements was 5.5% for the three months ended March 31, 2021. The undrawn portion of the aggregate lender commitments under the Successor Credit Facility is subject to a commitment fee of 1.0%. As of March 31, 2021, the Successor was in compliance with all debt covenants under the Successor Credit Facilities.
Predecessor Senior Secured Bank Credit Facility
From July 2015 through November 30, 2020, the Predecessor maintained a senior secured revolving credit facility with Citibank, N.A., as administrative agent, and other lenders party thereto. All of the Predecessor Credit Facility was refinanced by the Successor Credit Agreements on the Effective Date.
Extinguishment of Predecessor 11.25% Senior Notes
On the Effective Date, the Predecessor’s 11.25% Senior Notes due 2023 (the “11.25% Senior Notes”) were fully extinguished by issuing equity in the Successor to the holders of that debt.
Capital Expenditures
The table below summarizes our cash capital expenditures incurred for the three months ended March 31, 2021:
In thousands	Three Months Ended March 31, 2021
Acquisition of oil and gas properties	$1,215
Development of oil and gas properties	389
Purchases of other property and equipment	11
Total capital expenditures	$1,615
For the three months ended March 31, 2021, our capital expenditures were funded with cash flow from operations. As noted above, cash payments for capital expenditures were lower this quarter in-part due to the timing of payments associated with the drilling and development activity ongoing during the quarter, which in most cases were made after quarter end.
Capital expenditures on an accrual basis, including acquisitions, totaled $12.1 million during the three months ended March 31, 2021, which were primarily comprised of completion costs incurred for our Hawkeye E33, E34 and F35 wells, and drilling costs incurred on our Horned Frog West 1H and 2H wells, which were completed during April 2021.

2021 Capital Spending
Capital spending levels are highly dependent on revenues, liquidity and our commitment to repay debt. We are currently expect expenditures, including acquisitions, of $45 million to $55 million. This program, as it currently stands, will allow for the drilling of 10 gross wells, all of which will be in our Eagle Ford position in South Texas. As previously noted, our 2021 capital expenditures may be adjusted as business conditions warrant and the amount, timing and allocation of such expenditures is largely discretionary and within our control. The aggregate amount of capital that we will expend may fluctuate materially based on market conditions, the actual costs to drill, complete and place on production operated wells, our drilling results, other opportunities that may become available to us and our ability to obtain capital.
Critical Accounting Policies and Estimates
The preparation of our financial statements requires us to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We analyze our estimates and judgments, including those related to oil, NGLs and natural gas revenues, oil and natural gas properties, impairment of long-lived assets, fair value of derivative instruments, asset and retirement obligations and income taxes, and we base our estimates and judgments on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from our estimates. The policies of particular importance to the portrayal of our financial position and results of operations and that require the application of significant judgment or estimates by our management are summarized in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-K.
As of March 31, 2021, there were no significant changes to any of our critical accounting policies and estimates.
Cautionary Note Regarding Forward-looking Statements
This Quarterly Report on Form 10-Q statement contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties, and other important factors, many of which are beyond our control. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact included in this Quarterly Report on Form 10-Q, regarding our strategy, future operations, financial position, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Quarterly Report on Form 10-Q, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.
These forward-looking statements include, among others, statements regarding:
•	our growth strategies;
•	our ability to explore for and develop oil and gas resources successfully and economically;
•	our drilling and completion techniques;
•	our estimates and forecasts of the timing, number, profitability and other results of wells we expect to drill and other exploration activities;
•	our estimates regarding timing and levels of production;
•	changes in working capital requirements, reserves, and acreage;
•	commodity price risk management activities and the impact on our average realized prices;
•	anticipated trends in our business and industry;
•	availability of pipeline connections and water disposal on economic terms;
•	effects of competition on us;
•	our future results of operations;

•	profitability of drilling locations;
•	our reputation as an operator and our relationships and contacts in the market;
•
our liquidity, our ability to continue as a going concern and our ability to finance our exploration and development activities, including accessibility of borrowings under our senior secured credit facility, our borrowing base, and the result of any borrowing base redetermination;

•	our ability to maintain compliance with covenants and ratios under our senior secured credit facility;
•	our planned expenditures, prospects and capital expenditure plan;
•	future market conditions in the oil and gas industry;
•	our ability to make, integrate and develop acquisitions and realize any expected benefits or effects of completed acquisitions;
•	the benefits, effects, availability of and results of new and existing joint ventures and sales transactions;
•	our ability to maintain a sound financial position;
•	receipt of receivables, drilling carry and proceeds from sales;
•	our ability to complete planned transactions on desirable terms;
•	the impact of governmental regulation, taxes, market changes and world events; and
•	global or national health concerns, including health epidemics such as the ongoing coronavirus outbreak beginning in early 2020.
All forward-looking statements speak only as of the date of this Quarterly Report on Form 10-Q. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements we make in this Quarterly Report on Form 10-Q are reasonable, we can give no assurance that these plans, objectives, expectations or intentions will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under Item 1A. Risk Factors, Item 8. Financial Statements and Supplementary Data and elsewhere in our Form 10-K, and Part I. Financial Information, Item 1A. Risk Factors and elsewhere in this Quarterly Report on Form 10-Q.
These important factors include risks related to:
•	variations in the market demand for, and prices of, crude oil, NGLs and natural gas;
•	proved reserves or lack thereof;
•	estimates of crude oil, NGLs and natural gas data;
•	the adequacy of our capital resources and liquidity including, but not limited to, access to additional borrowing to fund our operations;
•	borrowing capacity under our credit facility;
•	general economic and business conditions;
•	failure to realize expected value creation from property acquisitions;
•	uncertainties about our ability to find, develop or acquire additional oil and natural gas resources;
•	uncertainties with regard to our drilling schedules;
•	the expiration of leases on our undeveloped leasehold assets;
•	our dependence upon several significant customers for the sale of most of our crude oil, natural gas and NGL production;
•	counterparty credit risks;
•	competition within the crude oil and natural gas industry;

•	technology risks;
•	the geographic concentration of our operations;
•	drilling results;
•	potential financial losses or earnings reductions from our commodity price risk management programs;
•	potential adoption of new governmental regulations;
•	our ability to satisfy future cash obligations and environmental costs; and
•	the other factors set forth under Risk Factors in Item 1A of Part I of our Form 10-K.
The forward-looking statements relate only to events or information as of the date on which the statements are made in this Quarterly Report on Form 10-Q. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
Item 3.	Quantitative and Qualitative Disclosures About Market Risk.
The following quantitative and qualitative disclosures about market risk are supplementary to the quantitative and qualitative disclosures provided in the Form 10-K. As such, the information contained herein should be read in conjunction with the related disclosures in the Form 10-K.
Commodity Price Risk
As a result of our operations, we are exposed to commodity price risk arising from fluctuations in the prices of crude oil, NGLs and natural gas. The demand for, and prices of, crude oil, NGLs and natural gas are dependent on a variety of factors, including supply and demand, weather conditions, the price and availability of alternative fuels, actions taken by governments and international cartels and global economic and political developments.
The following table shows the fair value of our derivative contracts and the hypothetical result from a 10% change in commodity prices as of March 31, 2021. We remain at risk for possible changes in the market value of commodity derivative instruments; however, such risks could be mitigated by price changes in the underlying physical commodity:
		Hypothetical Fair Value
(in thousands)	Fair Value	10% Increase In Commodity Price	10% Decrease In Commodity Price
Swaps	$(28,305)	$(46,377)	$(10,142)
Our board of directors reviews oil and natural gas hedging on a quarterly basis. Reports providing detailed analysis of our hedging activity are continually monitored. We sell our oil and natural gas on market using NYMEX market spot rates reduced for basis differentials in the basins from which we produce. We use swap contracts to manage our commodity price risk exposure. Our primary commodity risk management objectives are to protect returns on our drilling and completion activity as well as reduce volatility in our cash flows. Management makes recommendations on hedging that are approved by the board of directors before implementation. We enter into hedges for oil using NYMEX futures or over-the-counter derivative financial instruments with only certain well-capitalized counterparties which have been approved by our board of directors.
The result of oil market prices exceeding our swap prices or collar ceilings requires us to make payment for the settlement of our hedge derivatives, if owed by us, generally up to three business days before we receive market price cash payments from our customers. This could have a material adverse effect on our cash flows for the period between hedge settlement and payment for revenues earned.
Interest Rate Risk
As of March 31, 2021, we had $259.6 million outstanding under the Successor Credit Agreements, which are subject to floating market rates of interest. Borrowings under the Successor Credit Agreements bear interest at a fluctuating rate that is tied to an adjusted base rate or LIBOR, at our option. Any increase in this interest rate can have an adverse impact on our results of operations and cash flow. Based on borrowings outstanding at March 31, 2021, a 100-basis-point change in interest rates would change our annualized interest expense by approximately $2.5 million.
Counterparty and Customer Credit Risk
In connection with our hedging activity, we have exposure to financial institutions in the form of derivative transactions. The counterparties on our derivative instruments currently in place have investment-grade credit ratings. We expect that any future derivative transactions we enter into will be with these counterparties or our lenders under our Successor Credit Agreements that will carry an investment-grade credit rating.
We are also subject to credit risk due to concentration of our oil and natural gas receivables with certain significant customers. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. We review the credit rating, payment history and financial resources of our customers, but we do not require our customers to post collateral.
Item 4.	Controls and Procedures.
Evaluation of Disclosure Controls and Procedures.
As of the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Accounting Officer. Based on that evaluation, our Chief Executive Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were effective as of March 31, 2021 to ensure that information that is required to be disclosed in the reports the Company files and submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, that it is processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and that information that is required to be disclosed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosures.
Changes in Internal Control over Financial Reporting.
During the first quarter of fiscal 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION
Item 1.	Legal Proceedings.
From time to time, we are subject to legal proceedings and claims that arise in the ordinary course of business. Like other crude oil and gas producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental, health and safety, and other laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste management activities. We are not aware of any pending or overtly threatened legal action against us that could have a material impact on our business.
Item 1A.	Risk Factors.
Please refer to Item 1A of the Company’s Form 10-K. There have been no material changes to our risk factors contained in our Form 10-K.
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.
None during the first quarter of 2021.
Item 6.	Exhibits.
Exhibit Number	Description	Incorporated by Reference			Filing Date	Filed/ Furnished Herewith
		Form	File No.	Exhibit
10.1†	Lonestar Resources US Inc. 2021 Management Incentive Plan	S-8	333-255213	10.1	4/13/2021
10.2†	2021 Form of Restricted Stock Unit Agreement under the 2021 Lonestar Resources US Inc. 2021 Management Incentive Plan					*
10.3†	2021 Form of Restricted Stock Unit Agreement under the 2021 Lonestar Resources US Inc. 2021 Management Incentive Plan (subject to Performance Criteria)					*
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer					*
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Accounting Officer					*
32.1	Section 1350 Certification of Chief Executive Officer					**
32.2	Section 1350 Certification of Chief Accounting Officer					**
101.INS	XBRL Instance Document					*
101.SCH	XBRL Taxonomy Extension Schema Document					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*
*	Filed herewith.
**	Furnished herewith
†	Management contract or compensatory plan or arrangement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
LONESTAR RESOURCES US INC.

May 11, 2021	/s/ Frank D. Bracken, III
Frank D. Bracken, III Chief Executive Officer

May 11, 2021	/s/ Jason N. Werth
Jason N. Werth Chief Accounting Officer

Annex I
LONESTAR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2021

(see attached)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-Q
(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
Commission File Number: 001-37670
Lonestar Resources US Inc.
(Exact Name of Registrant as Specified in its Charter)
Delaware	81-0874035
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

111 Boland Street, Suite 301, Fort Worth, TX	76107
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (817) 921-1889
Securities Registered Pursuant to Section 12(b) of the Act:
Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Common Stock, par value $0.001 per share	LONE	OTCQX Best Market
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☒
As of August 9, 2021, the registrant had 10,107,081 shares of common stock, par value $0.001 per share, outstanding.

PART I—FINANCIAL INFORMATION
Item 1.	Financial Statements
Lonestar Resources US Inc.
Unaudited Condensed Consolidated Balance Sheets
(In thousands, except par value and share data)
	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$18,788	$17,474
Restricted cash	2,157	8,972
Accounts receivable
Oil, natural gas liquid and natural gas sales	18,838	11,635
Joint interest owners and others, net	1,418	4,076
Derivative financial instruments	—	1,703
Prepaid expenses and other	1,710	1,118
Total current assets	42,911	44,978
Property and equipment
Oil and gas properties, using the successful efforts method of accounting
Proved properties	352,788	314,685
Unproved properties	33,808	34,929
Other property and equipment	19,692	19,680
Less accumulated depreciation, depletion and amortization	(12,982)	(2,056)
Property and equipment, net	393,306	367,238
Accounts receivable	6,256	6,053
Derivative financial instruments	—	395
Other non-current assets	4,232	4,651
Total assets	$446,705	$423,315
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$10,929	$7,651
Oil, natural gas liquid and natural gas sales payable	22,953	18,760
Accrued liabilities	15,594	15,983
Derivative financial instruments	43,539	7,938
Current maturities of long-term debt	22,157	20,000
Total current liabilities	115,172	70,332
Long-term liabilities
Long-term debt	243,199	255,328
Asset retirement obligations	3,707	4,573
Derivative financial instruments	15,539	835
Total long-term liabilities	262,445	260,736
Commitments and contingencies (Note 10)
Stockholders’ equity
Common stock, $0.001 par value, 90,000,000 shares authorized, 10,107,081 and 10,000,149 shares issued and outstanding, respectively	10	10
Additional paid-in capital	93,933	92,953
Accumulated deficit	(24,855)	(716)
Total stockholders’ equity	69,088	92,247
Total liabilities and stockholders’ equity	$446,705	$423,315
See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Lonestar Resources US Inc.
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except per share data)
	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Revenues
Oil sales	$36,369	$11,976	$64,234	$41,986
Natural gas liquid sales	4,940	1,762	9,239	4,362
Natural gas sales	4,718	3,482	12,365	7,902
Total revenues	46,027	17,220	85,838	54,250
Expenses
Lease operating	3,933	4,028	8,379	11,667
Gas gathering, processing and transportation	1,520	875	3,062	3,025
Production and ad valorem taxes	2,497	1,721	4,917	4,091
Depreciation, depletion and amortization	5,860	16,575	11,169	40,929
Loss on sale and disposal of oil and gas properties	—	1,254	—	1,254
Impairment of oil and gas properties	—	—	—	199,908
General and administrative	5,962	5,981	9,939	8,856
Other (income) expense	(143)	58	(138)	(139)
Total expenses	19,629	30,492	37,328	269,591
Income (loss) from operations	26,398	(13,272)	48,510	(215,341)
Other (expense) income
Interest expense	(4,323)	(10,512)	(8,430)	(22,122)
Change in fair value of warrants	—	—	—	363
(Loss) gain on derivative financial instruments	(39,892)	(21,141)	(64,059)	80,029
Total other (expense) income	(44,215)	(31,653)	(72,489)	58,270
Loss before income taxes	(17,817)	(44,925)	(23,979)	(157,071)
Income tax benefit (expense)	—	4,332	(160)	5,687
Net loss	(17,817)	(40,593)	(24,139)	(151,384)
Preferred stock dividends	—	(2,308)	—	(4,566)
Net loss income attributable to common stockholders	$(17,817)	$(42,901)	$(24,139)	$(155,950)

Net loss per common share
Basic	$(1.77)	$(1.70)	$(2.40)	$(6.20)
Diluted	$(1.77)	$(1.70)	$(2.40)	$(6.20)

Weighted average common shares outstanding
Basic	10,092,980	25,307,714	10,046,821	25,154,151
Diluted	10,092,980	25,307,714	10,046,821	25,154,151
See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Lonestar Resources US Inc.
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
(In thousands, except share data)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2020 (Successor)	10,000,149	$10	$92,953	$(716)	$92,247
Net loss	—	—	—	(6,322)	(6,322)
Balance at March 31, 2021 (Successor)	10,000,149	10	92,953	(7,038)	85,925
Stock-based compensation	106,932	—	980	—	980
Net loss	—	—	—	(17,817)	(17,817)
Balance at June 30, 2021 (Successor)	10,107,081	$10	$93,933	$(24,855)	$69,088
	Class A Voting Common Stock		Series A-1 Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2019 (Predecessor)	24,945,594	$142,655	100,328	$—	$175,738	$(197,506)	$120,887
Payment-in-kind dividends	—	—	2,257	—	—	—	—
Stock-based compensation	308,435	—	—	—	240	—	240
Net loss	—	—	—	—	—	(110,791)	(110,791)
Balance at March 31, 2020 (Predecessor)	25,254,029	142,655	102,585	—	175,978	(308,297)	10,336
Payment-in-kind dividends	—	—	2,308	—	—	—	—
Stock-based compensation	58,182	—	—	—	28	—	28
Net loss	—	—	—	—	—	(40,593)	(40,593)
Balance at June 30, 2020 (Predecessor)	25,312,211	$142,655	104,893	$—	$176,006	$(348,890)	$(30,229)
See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Lonestar Resources US Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands)
	Successor	Predecessor
	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Cash flows from operating activities
Net loss	$(24,139)	$(151,384)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion and amortization	11,169	40,929
Stock-based compensation	1,088	(1,998)
Deferred taxes	—	(931)
Loss (gain) on derivative financial instruments	64,059	(80,029)
Settlements of derivative financial instruments	(12,398)	23,998
Impairment of oil and natural gas properties	—	199,908
Loss on disposal of property and equipment	—	83
Loss on sale of oil and gas properties	—	1,254
Non-cash interest expense	941	1,374
Change in fair value of warrants	—	(363)
Changes in operating assets and liabilities:
Accounts receivable	(5,001)	(189)
Prepaid expenses and other assets	(703)	(897)
Accounts payable and accrued expenses	(7,619)	(1,344)
Net cash provided by operating activities	27,397	30,411

Cash flows from investing activities
Acquisition of oil and gas properties	(1,612)	(1,714)
Development of oil and gas properties	(21,489)	(72,824)
Proceeds from sale of oil and gas properties	337	2,837
Purchases of other property and equipment	(13)	(636)
Net cash used in investing activities	(22,777)	(72,337)

Cash flows from financing activities
Proceeds from borrowings	—	48,157
Payments on borrowings	(10,121)	(8,109)
Net cash (used in) provided by financing activities	(10,121)	40,048
Net decrease in cash, cash equivalents and restricted cash	(5,501)	(1,878)
Cash, cash equivalents and restricted cash, beginning of the period	26,446	3,137
Cash, cash equivalents and restricted cash, end of the period	$20,945	$1,259

Supplemental information:
Cash paid for interest	$7,496	$21,036
Non-cash investing and financing activities:
Change in asset retirement obligation	$(945)	$24
Change in liabilities for capital expenditures	15,326	(16,809)
See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Lonestar Resources US Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 1. Basis of Presentation
Organization and Nature of Operations
Lonestar Resources US Inc. (“Lonestar” or the “Company”) is an independent oil and natural gas company focused on the exploration, development and production of unconventional oil, natural gas liquids and natural gas in the Eagle Ford Shale play in South Texas.
Interim Financial Statements
The accompanying unaudited condensed consolidated financial statements (“Unaudited Condensed Consolidated Financial Statements”) of Lonestar Resources US Inc., and its subsidiaries have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“GAAP”) for complete financial statements. These financial statements and the notes thereto should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2020 filed on March 31, 2021, as supplemented by our amendment on Form 10-K/A filed with the SEC on April 30, 2021 (the “Form 10-K”). Unless indicated otherwise or the context requires, the terms “we,” “our,” “us,” “Company” or “Lonestar,” refer to Lonestar Resources US Inc. and its subsidiaries.
The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the year. In management’s opinion, the accompanying Unaudited Condensed Consolidated Financial Statements include all adjustments of a normal recurring nature necessary for a fair statement of our consolidated financial position as of June 30, 2021 and our consolidated results of operations for the three and six months ended June 30, 2021 and June 30, 2020.
Emergence from Voluntary Reorganization Under Chapter 11 of the Bankruptcy Code
On September 30, 2020 (the “Petition Date”), Lonestar Resources US Inc. and 21 of its directly and indirectly owned subsidiaries (collectively, the “Debtors”), filed voluntary petitions (“Bankruptcy Petitions”) for relief under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (“Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas (“Bankruptcy Court”). The Debtors’ Chapter 11 cases were administered jointly under the caption In re Lonestar Resources US Inc., et al., Case No. 20-34805 (collectively, the “Chapter 11 Proceedings”). During the pendency of the Chapter 11 Proceedings, the Debtors in the Chapter 11 Proceedings, operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.
On November 12, 2020, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the chapter 11 plan of reorganization (the “Plan”) and approving the Disclosure Statement. The Company emerged from bankruptcy and went effective with its Plan on November 30, 2020 (the “Effective Date”). In January 2021, the Successor’s (as defined below) new common stock commenced trading on the OTCQX Best Market under the ticker symbol “LONE”.
Comparability of Financial Statements to Prior Periods
The Company applied Fresh Start Accounting on the Effective Date. Accordingly, the Company’s Unaudited Condensed Consolidated Financial Statements and Notes to Unaudited Condensed Consolidated Financial Statements after November 30, 2020, are not comparable to the Unaudited Condensed Consolidated Financial Statements and Notes to Unaudited Condensed Consolidated Financial Statements through that date. To facilitate financial statement presentations, we refer to the reorganized company in these Condensed Consolidated Financial Statements and Notes as the “Successor,” which is effectively a new reporting entity for financial reporting purposes, for periods subsequent to November 30, 2020, and the “Predecessor” for periods prior to and including November 30, 2020. In connection with our reorganization, the Company experienced a change in control as the outstanding common and preferred shares of the Predecessor were canceled and substantially all of the Successor’s new common stock was issued to the Predecessor’s bondholders.

Furthermore, our Unaudited Condensed Consolidated Financial Statements and Notes to Unaudited Condensed Consolidated Financial Statements have been presented with a “black line” division to delineate, where applicable, the lack of comparability between the Predecessor and Successor. Accordingly, our results of operations, financial position and cash flows for the Successor periods are not comparable.
Reclassifications
Certain prior-period amounts have been reclassified to conform to the current period presentation. Such reclassifications had no impact on the Company’s reported total revenues, expenses, net loss, current assets, total assets, current liabilities, total liabilities or stockholders’ equity.
Cash, Cash Equivalents and Restricted Cash
The Company considers all highly-liquid investments to be cash equivalents if they have maturities of three months or less when purchased. The following table provides a reconciliation of cash, cash equivalents and restricted cash as reported within the Unaudited Condensed Consolidated Balance Sheets to “Cash, cash equivalents and restricted cash at the end of the period” as reported within the Unaudited Condensed Consolidated Statements of Cash Flows:
	Successor	Predecessor
In thousands	June 30, 2021	June 30, 2020
Cash and cash equivalents	$18,788	$1,259
Restricted cash, current	2,157	—
Total cash, cash equivalents and restricted cash shown in the Unaudited Condensed Consolidated Statements of Cash Flows	$20,945	$1,259
Restricted cash, current in the table above represents funds reserved to cover the balance of the PPP (as defined below) loan until the Successor receives the final loan forgiveness determination from the Small Business Administration (“SBA”), in accordance with SBA guidance, or until the PPP loan is repaid.
COVID-19
During the first half and through early-August 2021, the oil and natural gas industry has experienced continued improvement in commodity prices as compared to the same period in 2020, primarily resulting from (i) improvements in oil demand as the impact from COVID-19 has begun to abate (although, as of early-August 2021, the COVID-19 Delta variant was showing significant spread globally causing uncertainty regarding future economic impacts) and (ii) actions taken by the Organization of Petroleum Exporting Countries, Russia and certain other oil-exporting countries (“OPEC+”) to reduce the worldwide supply of oil through coordinated production cuts. As a result, West Texas Intermediate (“WTI”) oil prices have increased from $48.52 per barrel at December 31, 2020 to as high as $73.95 per barrel in late-July 2021. Prices for natural gas and NGLs were also much higher during the first half and through early-August 2021 than they were for the same period in 2020. While oil prices have continued to improve in 2021, the general outlook for the oil and natural gas industry for the remainder of the year remains uncertain, and the Company can provide no assurances as to when or to what extent economic disruptions resulting from COVID-19 and the corresponding decreases in oil demand may impact the Company.
CARES Act
On March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) to provide certain taxpayer relief as a result of the COVID-19 pandemic. The CARES Act included several favorable provisions that impacted income taxes, primarily the modified rules on the deductibility of business interest expense for 2019 and 2020, a five-year carryback period for net operating losses generated after 2017 and before 2021, and the acceleration of refundable alternative minimum tax credits. The CARES Act did not materially impact the Predecessor’s or Successor’s effective tax rates for the three and six months ended June 30, 2020 and 2021, respectively.
The Company applied for, and received, a loan under the Paycheck Protection Program (“PPP”) during the second quarter of 2020 in the amount of $2.2 million. The application for this loan required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Company to take into account our current business activity and our ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The receipt of this loan, and the forgiveness of the loan, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria. The PPP loan bears interest of 1% and, if not forgiven, has a maturity date of May 8, 2022. Prior to emergence from Chapter 11, the Predecessor applied for loan forgiveness and placed cash equal to the outstanding principal balance of the PPP loan in escrow pending the final forgiveness determination by the SBA, in accordance with SBA guidelines. To date, forgiveness has not been received. The PPP Loan is subject to any new guidance and new requirements released by the Department of the Treasury who has indicated that all companies that have received funds in excess of $2.0 million will be subject to a government (SBA) audit to further ensure PPP loans are limited to eligible borrowers in need.
Impairment of Long-Lived Assets
The carrying value of long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is determined that the estimated future net cash flows of an asset will not be sufficient to recover its carrying amount, an impairment loss must be recorded to reduce the carrying amount to its estimated fair value. Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows and an asset’s fair value. These judgments and assumptions include such matters as the estimation of oil and gas reserve quantities, risks associated with the different categories of oil and gas reserves, the timing of development and production, expected future commodity prices, capital expenditures, production costs, and appropriate discount rates.
The Company evaluates impairment of proved and unproved oil and gas properties on a region basis. On this basis, certain regions may be impaired because they are not expected to recover their entire carrying value from future net cash flows. As a result of this evaluation, the Predecessor recorded impairment of oil and gas properties of $199.9 million for the three months ended March 31, 2020, of which $199.0 million was proved and $0.9 million was unproved. The impairment was the result of removing development of proved undeveloped reserves (“PUDs”) and probable reserves from future net cash flows as the Predecessor could not assure that they would be developed going forward in light of continued depressed commodity prices and uncertainty regarding the Predecessor’s liquidity situation at the time.
Upon emergence from bankruptcy, the Company adopted fresh start accounting which resulted in its long-lived assets being recorded at their estimated fair value at the Effective Date. There were no material changes to the key cash flow assumptions and no triggering events since December 31, 2020; therefore, no impairment was identified in the three or six months ended June 30, 2021.
Net Loss per Common Share
Prior to the Effective Date, the Predecessor company used the two-class method to compute earnings per common share as its Class A Participating Preferred Stock (the “Preferred Stock”) was considered a participating security. Under the two-class method, losses are allocated only to those securities that have a contractual obligation to share in the losses of the Company. The Preferred Stock was not obligated to absorb Company losses and accordingly was not allocated losses. Net income attributable to common stockholders is allocated between common stock and participating securities based on the weighted average number of common shares and participating securities outstanding for the period. Upon the Effective Date, the Preferred Stock was extinguished and the two-class method is no longer necessary to compute earnings per share for the Successor.
Basic earnings per share is computed by dividing the allocated net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period.
Diluted earnings per share is computed similarly except that the denominator is increased to include dilutive potential common shares. Potential common shares for the Predecessor consisted of warrants, equity compensation awards and preferred stock, while potential common shares for the Successor consist of warrants. In certain circumstances adjustment to the numerator is also required for changes in income or loss resulting from the potential common shares. Basic weighted average common shares exclude shares of non-vested restricted stock. As these restricted shares vest, they will be included in the shares outstanding used to calculate basic earnings per share.

For the periods presented, there were no differences between the basic and diluted weighted average common shares. The following securities were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive:
	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Preferred stock	—	17,101,727	—	16,913,597
Warrants	1,111,110	760,000	1,111,110	760,000
Stock appreciation rights	—	1,010,000	—	1,010,000
Restricted stock units	475,953	970,866	239,291	1,369,164
Recent Accounting Pronouncements
Income Taxes. In December 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-12, Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The objective of ASU 2019-12 is to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and to provide more consistent application to improve the comparability of financial statements. The amendments in this ASU were effective starting January 1, 2021 for the Company.
Financial Instruments — Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments, including trade and other receivables, and requires the use of a new forward-looking expected loss model that will result in the earlier recognition of allowances for losses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022 for Smaller Reporting Companies, which the Company currently is classified as, and interim periods within those fiscal years, and early adoption is permitted. Entities must adopt the amendment using a modified retrospective approach to the first reporting period in which the guidance is effective. The adoption of ASU 2016-13 is currently not expected to have a material effect on the Company’s Unaudited Condensed Consolidated Financial Statements.
Reference Rate Reform. In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions to ease financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) or another reference rate to alternative reference rates. The amendments in this ASU were effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. Currently, the Company’s Successor Credit Agreements (as defined below) are the Company’s only contracts that makes reference to a LIBOR rate and the agreements outline the specific procedures that will be undertaken once an appropriate alternative benchmark is identified. The Company does not expect this guidance to have a significant impact on its Unaudited Condensed Consolidated Financial Statements and related footnote disclosures.
Note 2. Derivative Instruments and Hedging Activities
Commodity Derivative Instruments
Lonestar enters into certain commodity derivative instruments to mitigate commodity price risk associated with a portion of its future oil, NGL and natural gas production and related cash flows. The oil, NGL and natural gas revenues and cash flows are affected by changes in commodity product prices, which are volatile and cannot be accurately predicted. The objective for entering into these commodity derivatives is to protect the operating revenues and cash flows related to a portion of the future oil, NGL and natural gas sales from the risk of significant declines in commodity prices.
Inherent in Lonestar’s fixed price contracts are certain business risks, including market risk and credit risk. Market risk is the risk that the price of oil and natural gas will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from non-performance by the Company’s counterparty to a contract. The Company does not currently require cash collateral from any of its counterparties nor does its counterparties require cash collateral from the Company. As of June 30, 2021, the Company had no open physical delivery obligations.

The following table summarizes Lonestar’s commodity derivative contracts as of June 30, 2021:
Commodity	Contract Type	Period	Range (1)	Volumes (Bbls/Mcf per day)	Weighted Average Price
Oil - WTI	Swaps	July - Dec 2021	$42.20 - $54.55	5,525	$46.33
Oil - WTI	Swaps	Jan - Dec 2022	$44.83 - $51.44	3,062	47.03
Oil - WTI	Swaps	Jan - Dec 2023	$52.00 - $56.15	2,362	54.25
Natural Gas - Henry Hub	Swaps	July - Dec 2021	$2.93 - $3.05	13,550	2.98
Natural Gas - Henry Hub	Swaps	Jan - Dec 2022	$2.70 - $3.14	6,233	2.77
(1)	Ranges presented for fixed-price swaps and basis swaps represent the lowest and highest fixed prices of all open contracts for the period presented.
During July 2021, the Company entered into additional Henry Hub natural gas swaps of 1,070,000 Mcf (8,770 Mcf per day) for the period of September 2021 through December 2021 at an average strike price of $4.02 per Mcf, Henry Hub natural gas swaps of 2,737,500 Mcf (7,500 Mcf per day) for the period of January 2022 through December 2022 at an average strike price of $3.38 per Mcf and Henry Hub natural gas swaps of 1,582,500 Mcf (8,743 Mcf per day) for the period of January 2023 through June 2023 at an average strike price of $3.02 per Mcf.
As of June 30, 2021, all of the Company’s economic derivative hedge positions were with large financial institutions, which are not known to the Company to be in default on their derivative positions. The Company is exposed to credit risk to the extent of non-performance by the counterparties in the derivative contracts discussed above; however, the Company does not anticipate non-performance by such counterparties. None of the Company’s derivative instruments contain credit-risk related contingent features.
Note 3. Revenue Recognition
Operating revenues are comprised of sales of crude oil, NGLs and natural gas. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The Company recognizes revenue when control has been transferred to the customer, generally at the time commodities reach an agreed-upon delivery point. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price based on a market index. Typically, the Company sells its products directly to customers generally under agreements with payment terms less than 30 days.
The following table summarizes our revenues by product type for the three and six months ended June 30, 2021 and 2020:
In thousands	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Oil	$36,369	$11,976	$64,234	$41,986
NGLs	4,940	1,762	9,239	4,362
Natural gas	4,718	3,482	12,365	7,902
Total revenues	$46,027	$17,220	$85,838	$54,250
As of June 30, 2021 and December 31, 2020 the accounts receivable balance representing amounts due or billable under the terms of contracts with purchasers was $18.8 million and $11.6 million, respectively.
Note 4. Fair Value Measurements
Fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories: observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. Accounting Standards Codification (“ASC”) 820 prioritizes the inputs used in measuring fair value into the following fair value hierarchy:
•	Level 1 – Quoted prices for identical assets or liabilities in active markets.

•
Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 – Unobservable inputs for the asset or liability. The fair value input hierarchy level to which an asset or liability measurement falls in its entirety is determined based on the lowest level input that is significant to the measurement in its entirety.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2021 and December 31, 2020, for each fair value hierarchy level:
In thousands	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
June 30, 2021
Liabilities:
Derivative financial instruments	$—	$(59,078)	$—	$(59,078)
Stock-based compensation	(108)			(108)
Total	$(108)	$(59,078)	$—	$(59,186)

December 31, 2020
Assets:
Derivative financial instruments	$—	$2,098	$—	$2,098
Liabilities:
Derivative financial instruments	—	(8,773)	—	(8,773)
Total	$—	$(6,675)	$—	$(6,675)
Assets and liabilities measured at fair value on a nonrecurring basis
Non-recurring fair value measurements include certain non-financial assets and liabilities as may be acquired in a business combination and thereby measured at fair value; impaired oil and natural gas property assessments; warrants issued in debt or equity offerings and the initial recognition of asset retirement obligations for which fair value is used. These estimates are derived from historical costs as well as management’s expectation of future cost environments. As there is no corroborating market activity to support the assumptions used, the Company has designated these estimates as Level 3.
Other fair value measurements
The book values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. The carrying value of debt approximates fair value since it is subject to a short-term floating interest rate that approximates the rate available to the Company.
Note 5. Accrued Liabilities
Accrued liabilities consisted of the following as of the dates indicated:
In thousands	June 30, 2021	December 31, 2020
Bonus payable	$1,231	$1,363
Accrued well costs	9,160	1,752
Third-party payments for joint-interest expenditures	1,017	5,178
Accrued professional fees (success fees)	—	4,710
Ad valorem payable	2,307	869
Other	1,879	2,111
Total accrued liabilities	$15,594	$15,983

Note 6. Long-Term Debt
The following long-term debt obligations were outstanding as of the dates indicated:
In thousands	June 30, 2021	December 31, 2020
Senior Secured Credit Facility	$209,600	$209,600
Second-Out Term Loan	45,000	55,000
Mortgage debt	8,596	8,712
PPP loan	2,157	2,157
Other	249	261
Total long-term debt	265,602	275,730
Less unamortized discount	(246)	(402)
Total, net of unamortized discount	265,356	275,328
Less current obligations	(22,157)	(20,000)
Long-term debt	$243,199	$255,328
Successor Senior Secured Credit Agreements
On the Effective Date, the Successor, through its subsidiary Lonestar Resources America Inc., entered into a new first-out senior secured revolving credit facility with Citibank, N.A., as administrative agent, and the other lenders from time to time party thereto (the “Successor Credit Facility”) and a second-out senior secured term loan credit facility (the “Successor Term Loan Facility” and, together with the Successor Credit Facility, the “Successor Credit Agreements”) by amending and restating the Company’s existing credit agreement (as so amended and restated, the “Predecessor Credit Facility”). The Successor Credit Facility provides for revolving loans in an aggregate amount of up to $225 million, subject to borrowing base capacity. Letters of credit are available up to the lesser of (a) $2.5 million and (b) the aggregate unused amount of commitments under the Successor Credit Facility then in effect. On the Effective Date, Lonestar Resources America Inc. borrowed $60.0 million in term loans under the Successor Term Loan Facility. The Successor Credit Agreements will mature on November 30, 2023. The term loans under the Successor Term Loan Facility amortize on a quarterly basis in an amount equal to $5.0 million, payable on the last day of March, June, September and December of each year. The Successor’s obligations under the Successor Credit Agreements are guaranteed by all of the Successor’s direct and indirect subsidiaries (subject to certain permitted exceptions) and will be secured by a lien on substantially all of the Successor’s, Lonestar Resources America Inc.’s and the guarantors’ assets (subject to certain exceptions).
Borrowings and letters of credit under the Successor Credit Facility are limited by borrowing base calculations set forth therein. The initial borrowing base is $225 million, subject to redetermination. The borrowing base will be redetermined semiannually on or around May 1 and November 1 of each year, with one interim “wildcard” redetermination available between scheduled redeterminations. The first wildcard redetermination occurred on February 1, 2021, which reaffirmed the initial borrowing base of $225 million and the May 1 redetermination was completed in August 2021, which also reaffirmed the $225 million borrowing base.
The Successor Credit Agreements contain customary covenants, including, but not limited to, restrictions on the Successor’s ability and that of its subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, or enter into transactions with affiliates.
The Successor Credit Facility contains certain financial performance covenants including the following:
•	A Consolidated Total Debt to Consolidated EBITDAX covenant, with such ratio not to exceed 3.5 times; and
•
A requirement to maintain a current ratio (i.e., Consolidated Current Assets to Consolidated Current Liabilities) of at least 0.95 times for the three months ended December 31, 2020 and 1.0 times each fiscal quarter thereafter. The current ratio excludes current derivative assets and liabilities, as well as the current amounts due under the Successor Term Loan Facility, from the ratio.

Borrowings under the Successor Credit Agreements bear interest at a floating rate at the Successor’s option, which can be either an adjusted Eurodollar rate (the Adjusted LIBOR, subject to a 1% floor) plus an applicable margin of 4.50% per annum or a base rate determined under the Successor Credit Facility (the “ABR”, subject to a 2% floor) plus an applicable margin of 3.50% per annum. The weighted average interest rate on borrowings under the Successor Credit Agreements was 5.5% for the three and six months ended June 30, 2021. The undrawn portion of the aggregate lender commitments under the Successor Credit Facility is subject to a commitment fee of 1.0%. As of June 30, 2021, the Successor was in compliance with all debt covenants under the Successor Credit Facilities.
First Amendment
Effective August 6, 2021, the Company entered into the First Amendment and Borrowing Base Agreement (the “First Amendment”), which reaffirmed the $225 million borrowing base for the Successor Credit Facility pursuant to the scheduled May 1 redetermination and amended certain required swap agreements.
Predecessor Senior Secured Bank Credit Facility
From July 2015 through November 30, 2020, the Predecessor maintained a senior secured revolving credit facility with Citibank, N.A., as administrative agent, and other lenders party thereto. All of the Predecessor Credit Facility was refinanced by the Successor Credit Agreements on the Effective Date.
Extinguishment of Predecessor 11.25% Senior Notes
On the Effective Date, the Predecessor’s 11.25% Senior Notes due 2023 (the “11.25% Senior Notes”) were fully extinguished by issuing equity in the Successor to the holders of that debt.
Note 7. Stockholders’ Equity
Registration Rights Agreement
On the Effective Date, the Successor entered into a registration rights agreement (the “Registration Rights Agreement”) with certain parties who received certain shares of New Common Stock on the Effective Date (the “Holders”). The Registration Rights Agreement provides resale registration rights for the Holders’ registrable securities of the Successor.
Pursuant to the Registration Rights Agreement, Holders have customary underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement. Under their underwritten offering registration rights, Holders have the right to demand the Successor to effectuate the distribution of any or all of its Registrable Securities by means of an underwritten offering pursuant to an effective registration statement; provided, however, that the expected gross offering price is equal to or greater than $50.0 million in the aggregate. The Successor is not obligated to effect an underwritten demand notice upon certain circumstances, including within 180 days of closing an underwritten offering. Under their piggyback registration rights, if at any time the Successor proposes to undertake a registered offering of New Common Stock for its own account, the Successor must give at least five business days’ notice to all Holders of Registrable Securities to allow them to include a specified number of their shares in the offering.
These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in an offering and the Successor’s right to delay or withdraw a registration statement under certain circumstances. The Successor will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods and, if an underwritten offering is contemplated, limitations on the number of shares to be included in the underwritten offering that may be imposed by the managing underwriter.
Warrant Agreements
On the Effective Date, pursuant to the terms of the Plan, the Successor entered into a Tranche 1 Warrant Agreement (the “Tranche 1 Warrant Agreement”) and issued warrants (the “Tranche 1 Warrants”) to holders of Allowed Prepetition RBL Claims (as defined in the Plan) or their permitted designees, as applicable, to purchase up to an aggregate of 555,555 shares of common stock in the Successor, par value $0.001 (the “New Common Stock”), at an exercise price of $0.001 per share of New Common Stock, subject to adjustment. The Tranche 1 Warrants may only be exercised at any time after the equity value of the Successor, as calculated pursuant to the Tranche 1 Warrant Agreement, shall have been greater than $100 million (“Valuation Condition”) and expire on November 30, 2023 (the “Expiration Date”).
On the Effective Date, pursuant to the terms of the Plan, the Company entered into a Tranche 2 Warrant Agreement (the “Tranche 2 Warrant Agreement” and, together with the Tranche 1 Warrant Agreement, the “Warrant Agreements”) and issued warrants (the “Tranche 2 Warrants” and, together with the Tranche 1 Warrants, the “Warrants”) to holders of Allowed Prepetition RBL Claims or their permitted designees, as applicable, to purchase up to an aggregate of 555,555 shares of the New Common Stock, at an exercise price of $0.001 per share of New Common Stock, subject to adjustment. The Tranche 2 Warrants may be exercised after the first anniversary of the issuance of the Successor Term Loan Facility if it shall not have been paid in full and if, after the first anniversary date, the Valuation Condition has been met. The Tranche 2 Warrants expire upon the Expiration Date.
All warrants are considered freestanding equity-classified instruments due to their detachable and separately exercisable features. Accordingly, the warrants are presented as a component of Stockholders’ Equity in accordance with ASC 815-40-25.
Note 8. Stock-Based Compensation
Management Incentive Plan
In connection with the Company's emergence from bankruptcy, the Plan provided for the adoption of a management incentive plan. On April 31, 2021, the Lonestar Resources US Inc. 2021 Management Incentive Plan (the “MIP”) was approved and adopted by the Company’s board of directors. The aggregate number of the Company’s common shares reserved for issuance under the MIP is equal to 966,184 shares, which are available for issuance pursuant to awards granted to officers, other employees, directors and other service providers. The MIP provides for, among other things, the grant of incentive stock options, non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights, dividend equivalents, other stock-based awards, cash awards, or any combination of the foregoing. As of June 30, 2021,awards covering 691,500 shares of the Company’s stock are outstanding under the MIP and 274,684 shares are available for future grants under the MIP, all of which could be issued in the form of restricted stock units. The incentive compensation program is administered by the Compensation Committee of the Company's Board of Directors.
Restricted Stock Units
On April 13, 2021, service-based restricted stock unit awards (“RSUs”) were granted to certain employees and directors under the MIP. One-third of the RSUs granted to employees vested and were immediately settled on the grant date, and the remaining unvested RSUs will vest in equal annual installments December 31, 2021, December 31, 2022, and December 31, 2023, subject to such employee’s continued employment with the Company on each applicable vesting date. One-half of the RSUs granted to directors vested and were immediately settled on the date of grant, and the remaining unvested RSUs will vest on December 31, 2021, subject to such director’s continued service on the Company’s board of directors through such vesting date. Shares of the Company’s common stock to be delivered to participants upon settlement are expected to be made available from authorized but unissued shares reserved under the MIP, however, the RSUs held by directors are eligible for settlement in cash at such directors’ discretion. As a result, RSUs granted to directors are accounted for as a liability on the Company's unaudited condensed consolidated balance sheet.
As of June 30, 2021, there was $1.7 million of unrecognized compensation expense related to the Company’s RSUs held by employees. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.5 years. For the three months ended June 30, 2021, the Company recognized $1.3 million, of stock-based compensation expense for the RSUs. The liability for directors' unvested RSUs on the accompanying consolidated balance sheet as of June 30, 2021 was $0.1 million.

A summary of the status of the Company's service-based RSU grants issued, and the changes during the six months ended June 30, 2021 is presented below:
	Shares	Weighted Average Fair Value per Share
Nonvested at December 31, 2020	—	$—
Granted	387,750	7.29
Vested	(143,250)	7.29
Forfeited	—	—
Nonvested at June 30, 2021	244,500	10.28
Performance-Based RSUs
In April 2021, performance-based restricted stock unit awards (“PSUs”) were granted to certain employees under the MIP. The PSUs are eligible to vest in equal annual installments on December 31, 2021, December 31, 2022, and December 31, 2023 (each installment, a “Tranche”), subject to such employee’s continued employment with the Company on each applicable vesting date. Whether the PSUs vest and become settled on each applicable vesting date depends on the achievement of certain performance criteria determined by the Company’s board of directors, which is set within 90 days of the applicable fiscal year with respect to each Tranche. The performance criteria determined by the Company’s board of directors is typically related to the Company’s performance for the preceding fiscal year against several key performance indicators, including free cash flow and spending metrics, as well as discretionary factors. Shares of the Company’s common stock to be delivered to participants upon settlement are expected to be made available from authorized but unissued shares reserved under the MIP.
As of June 30, 2021, there was $2.2 million of unrecognized compensation expense related to the Successor’s non-vested PSUs. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.6 years. For the three months ended June 30, 2021, the Company recognized $0.1 million, of stock-based compensation expense for the PSUs.
PSUs are valued using a Monte Carlo simulation. Expected volatilities utilized in the model were estimated using historical volatility of the Predecessor stock over a look-back term generally equivalent to the expected life of the award from the grant date.
A range of assumptions used in the Monte Carlo simulation valuation approach is as follows:
Six Months Ended June 30, 2021
Weighted-average fair value of PSUs granted	$7.29
Risk-free interest rate	0.21%
Expected life	3.6
Expected volatility	125%
Dividend yield	—
A summary of the status of the non-vested PSUs during the six months ended June 30, 2021 is as follows:
	Shares	Weighted Average Fair Value per Share
Non-vested at December 31, 2020	—	$—
Granted	303,750	7.29
Vested	—	—
Forfeited	—	—
Non-vested at June 30, 2021	303,750	$10.28

Note 9. Related-Party Activities
New Tech Global Ventures, LLC, and New Tech Global Environmental, LLC, companies in which a director of the Predecessor owns a limited partnership interest, have provided field engineering staff and consultancy services for the Company since 2013. The total cost for such services was approximately $0.5 million and $1.0 million for the three and six months ended June 30, 2020 (Predecessor). On the Effective Date, the director resigned from the Company’s Board.
Note 10. Commitments and Contingencies
From time to time, Lonestar is subject to legal proceedings and claims that arise in the ordinary course of business. Like other crude oil and gas producers and marketers, the Company’s operations are subject to extensive and rapidly changing federal and state environmental, health and safety, and other laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste management activities. The Company is not aware of any pending or overtly threatened legal action against it that could have a material impact on its business.
Gonzales County AMI
In February 2020, the Company announced that it had entered into a Joint Development Agreement (the “JDA”) in Gonzales County with one of the largest producers in the Eagle Ford which encompass an Area of Mutual Interest (the “AMI”) totaling approximately 15,000 acres.
The agreement calls for Lonestar to operate a minimum of three to four Eagle Ford Shale wells annually on behalf of the two companies through 2022 that are intended to hold-by-production approximately 6,000 gross acres within the AMI. The agreement gives Lonestar’s partner the option to participate in each well with a 50% working interest or to participate via a carried working interest that ranges from approximately 9 to 17%, depending on location.
Note 11. Subsequent Events
Penn Virginia Merger
On July 12, 2021, Penn Virginia Corporation (“Penn Virginia”) and the Company announced that they entered into a definitive merger agreement, (the “Merger Agreement”), pursuant to which Penn Virginia will acquire the Company in an all-stock transaction. Under the terms of the Merger Agreement, the Company’s shareholders will receive 0.51 shares of Penn Virginia for each of the Company’s shares. The transaction is expected to close in the second half of 2021, subject to the satisfaction of customary closing conditions, including obtaining the requisite shareholder and regulatory approvals. The transaction has been unanimously approved by the Boards of Directors of both companies. Consummation of the merger is subject to satisfaction of customary conditions.
The Merger Agreement contains certain termination rights for both the Company and Penn Virginia, including, among others, if the merger is not completed by November 26, 2021. On a termination of the Merger Agreement under certain circumstances, Penn Virginia may be required to pay the Company a termination fee of $6 million, or the Company may be required to pay Penn Virginia a termination fee of $3 million.
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements (the “Unaudited Condensed Consolidated Financial Statements”) and Notes to Unaudited Condensed Consolidated Financial Statements included herein and our Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2020, as supplemented by our amendment on Form 10-K/A filed with the SEC on April 30, 2021 (the “Form 10-K”), along with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Form 10-K. Any terms used but not defined herein have the same meaning given to them in the Form 10-K. Our discussion and analysis includes forward-looking information that involves risks and uncertainties and should be read in conjunction with Risk Factors under Item 1A of the Form 10-K, along with Forward Looking Information at the end of this section for information on the risks and uncertainties that could cause our actual results to be materially different than our forward-looking statements.

Certain prior-period financial statements are not comparable to our current-period financial statements due to the adoption of fresh start accounting. References to “Successor” relate to the financial position and results of operations of the reorganized Company subsequent to November 30, 2020. References to “Predecessor” relate to the financial position and results of operations of the Company prior to, and including, November 30, 2020.
OVERVIEW
Lonestar is an independent oil and natural gas company focused on the exploration, development and production of unconventional oil, natural gas liquids and natural gas in the Eagle Ford Shale play in South Texas.
Penn Virginia Merger
On July 12, 2021, Penn Virginia Corporation (“Penn Virginia”) and Lonestar announced that they entered into a definitive merger agreement, or (the “Merger Agreement”), pursuant to which Penn Virginia will acquire Lonestar in an all-stock transaction. Under the terms of the Merger Agreement, Lonestar’s shareholders will receive 0.51 shares of Penn Virginia for each of the Company’s shares. The transaction is expected to close in the second half of 2021, subject to the satisfaction of customary closing conditions, including obtaining the requisite shareholder and regulatory approvals. The transaction has been unanimously approved by the Boards of Directors of both companies. Consummation of the merger is subject to satisfaction of customary conditions.
The Merger Agreement contains certain termination rights for both Lonestar and Penn Virginia, including, among others, if the merger is not completed by November 26, 2021. On a termination of the Merger Agreement under certain circumstances, Penn Virginia may be required to pay Lonestar a termination fee of $6 million, or Lonestar may be required to pay Penn Virginia a termination fee of $3 million.
Emergence from Voluntary Reorganization under Chapter 11
On September 30, 2020 (the “Petition Date”), Lonestar Resources US Inc., along with certain of its wholly-owned subsidiaries Lonestar Resources Intermediate Inc., LNR America Inc., Lonestar Resources America Inc., Amadeus Petroleum Inc., Albany Services, L.L.C., T-N-T Engineering, Inc., Lonestar Resources Inc., Lonestar Operating, LLC, Poplar Energy, LLC, Eagleford Gas, LLC, Eagleford Gas 2, LLC, Eagleford Gas 3, LLC, Eagleford Gas 4, LLC, Eagleford Gas 5, LLC, Eagleford Gas 6, LLC, Eagleford Gas 7, LLC, Eagleford Gas 8, LLC, Eagleford Gas 10, LLC, Eagleford Gas 11, LLC, Lonestar BR Disposal LLC, and La Salle Eagle Ford Gathering Line LLC (collectively, the “Debtors”) commenced voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Chapter 11 Cases were administered jointly under the caption In re Lonestar Resources US Inc., et al., Case No. 20-34805 (DRJ). Wholly-owned subsidiary, Boland Building, LLC, was not a Debtor and was not included in the Chapter 11 Cases.
In addition, on the Petition Date, the Debtors filed their Joint Prepackaged Plan of Reorganization with the Bankruptcy Court (the “Plan”). On November 12, 2020, the Bankruptcy Court entered its confirmation order (the “Confirmation Order”) approving and confirming the Plan. On November 30, 2020, (the “Effective Date”) the Plan became effective and was implemented in accordance with its terms.
On the Effective Date, the Company consummated the following reorganization transactions in accordance with the Plan:
•
Adopted an amended and restated its certificate of incorporation and bylaws, which reserved for issuance 90,000,000 shares of common stock, par value $0.001 per share, (the “New Common Stock”) and 10,000,000 shares of preferred stock, par value $0.001 per share;

•
Appointed a new board of directors to replace the Predecessor’s directors, consisting of four new independent members: Richard Burnett, Gary D. Packer, Andrei Verona and Eric Long, and one continuing member: Frank D. Bracken, III, Lonestar’s Chief Executive Officer;

•	Provided for the following settlement of claims and interests in the Predecessor as follows:
○	Holders of Prepetition RBL Claims received distributions of:
•	Cash in the amount of all accrued and unpaid interest;
•	A first-out senior secured revolving credit facility with total aggregate commitments of $225 million;

•	A second-out senior secured term loan credit facility in an amount equal to $60 million;
•	555,555 Tranche 1 warrants and 555,555 Tranche 2 warrants, reflecting up to a 10% ownership stake in the Successor company’s equity interests;
•
Holders of Prepetition Notes Claims received distributions of a pro rata share of 96% of 10,000,149 shares of New Common Stock issued on the Effective Date, subject to dilution by a to-be-adopted management incentive plan (the “MIP”) and the new warrants;

•
Holders of Predecessor preferred equity interests received distributions of a pro rata share of 3% of the New Common Stock in the Successor company (subject to dilution by the MIP and the new warrants);

•	Holders of Predecessor Class A common stock received distributions of a pro rata share of 1% of the New Common Stock in the Successor company (subject to dilution by the MIP and new warrants); and
•	General unsecured creditors were paid in full in cash.
Fresh Start Accounting
Upon emergence from bankruptcy, the Company qualified for and adopted fresh start accounting in accordance with Accounting Standards Codification (“ASC”) 852, which resulted in the Company becoming a new entity for financial reporting purposes because (1) the holders of the then existing voting shares of the Predecessor received less than 50 percent of the voting shares of the Successor upon emergence and (2) the reorganization value of the Company’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims.
All conditions required for the adoption of fresh-start accounting were met when the Plan became effective, on November 30, 2020. The implementation of the Plan and the application of fresh-start accounting materially changed the carrying amounts and classifications reported in the Company’s consolidated financial statements and resulted in the Company becoming a new entity for financial reporting purposes. As a result of the application of fresh-start accounting and the effects of the implementation of the Plan, the financial statements on or prior to the Effective Date are not comparable with financial statements after the Effective Date.
Upon the application of fresh-start accounting, the Company allocated the reorganization value to its individual assets and liabilities in conformity with ASC 805, Business Combinations (“ASC 805”). The amount of deferred income taxes recorded was determined in accordance with ASC 740, Income Taxes. Reorganization value represents the fair value of the Successor Company’s assets before considering liabilities. The Effective Date fair values of the Company’s assets and liabilities differ materially from their previously recorded values as reflected on the historical balance sheets.
Market Developments
During the first half and through early-August 2021, the oil and natural gas industry has experienced continued improvement in commodity prices as compared to the same period in 2020, primarily resulting from (i) improvements in oil demand as the impact from COVID-19 has begun to abate (although, as of early-August 2021, the COVID-19 Delta variant was showing significant spread globally causing uncertainty regarding future economic impacts) and (ii) actions taken by the Organization of Petroleum Exporting Countries, Russia and certain other oil-exporting countries (“OPEC+”) to reduce the worldwide supply of oil through coordinated production cuts. As a result, West Texas Intermediate (“WTI”) oil prices have increased from $48.52 per barrel at December 31, 2020 to as high as $73.95 per barrel in late-July 2021. Prices for natural gas and NGLs were also much higher during the first half and through early-August 2021 than they were for the same period in 2020. While oil prices have continued to improve in 2021, the general outlook for the oil and natural gas industry for the remainder of the year remains uncertain, and we can provide no assurances as to when or to what extent economic disruptions resulting from COVID-19 and the corresponding decreases in oil demand may impact the Company.
Operational Highlights for the Second Quarter of 2021
As a result of Lonestar filing for bankruptcy and emerging from bankruptcy on November 30, 2020, our financial results are broken out between the Predecessor periods (the three and six months ended June 30, 2020)

and the Successor periods (the three and six months ended June 30, 2021). For the three months ended June 30, 2020 (Predecessor), we recognized a net loss of $42.9 million attributable to common shareholders, and for the three months ended June 30, 2021 (Successor), we recognized a net loss of $17.8 million.
Operational highlights for the second quarter of 2021 included the following:
•	Brought four gross wells online during the quarter and an additional three drilled-but-uncompleted wells at our Hawkeye properties;
•	Increased production by 14% from the first quarter of 2021;
•	Continued to focus on reduced operating expenses. Lease operating expenses were $3.65 per BOE for the quarter while gas gathering, processing and transportation came in at $1.65 per BOE; and
•
Continued to build our commodities hedge portfolio to protect our operations from downside price risk. As of August 9, 2021, we had oil hedges covering 5,525 Bbls per day for the remainder of 2021, 3,060 Bbls per day for 2022 and 2,360 Bbls per day for 2023. In addition, on that date, we had natural gas hedges covering 19,365 MMBtu per day of natural gas for the remainder of 2021, 13,745 MMBtu per day for 2022 and 8,743 MMBtu per day for the first half of 2023.

The primary drivers of our financial net loss for the three months ended June 30, 2021 (Successor) included:
•	Revenues totaling $46.0 million, comprised of 11,855 BOE per day of production during the quarter with $42.66 per BOE of realized sales price before any hedging effects, and
•	Losses on our commodity hedges of $39.9 million for the quarter, comprised of $10.8 million of realized losses and $29.1 million of unrealized losses.
The following reflects some of the primary drivers for our change in operating results between the second quarter of 2021 and the comparative period in 2020:
•
Oil and natural gas revenues increased by $28.8 million (167%), due to a 199% increase in commodity prices partially offset by a 33% decrease in production. During the second quarter of 2020, we had a significant amount of production shut-in due to historically low commodity prices;

•	Lease operating expenses slightly decreased by $0.1 million (2%), primarily due to lower production volumes in the current quarter;
•	Commodity derivative expense increased by $18.8 million ($39.9 million of expense during the second quarter of 2021 compared to $21.1 million of income during the second quarter of 2020); and
•
Interest expense decreased significantly between the periods as a result of the extinguishment of the Predecessor 11.25% Senior Notes (discussed further below) on the Effective Date. Depreciation, depletion and amortization (“DD&A”) expense was also significantly lower between the periods as a result of the fresh start accounting (discussed above), which also occurred on the Effective Date.

RESULTS OF OPERATIONS
Certain of our operating results and statistics for the three and six months ended June 30, 2021 and 2020 are summarized below:
In thousands, except per share and unit data	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Operating results
Net loss attributable to common stockholders	$(17,817)	$(42,901)	$(24,139)	$(155,950)
Net loss per common share – basic(1)	(1.77)	(1.70)	(2.40)	(6.20)
Net loss per common share – diluted(1)	(1.77)	(1.70)	(2.40)	(6.20)
Net cash provided by operating activities	25,514	16,576	27,397	30,411
Revenues
Oil	$36,369	$11,976	$64,234	$41,986
NGLs	4,940	1,762	9,239	4,362
Natural gas	4,718	3,482	12,365	7,902
Total revenues	$46,027	$17,220	$85,838	$54,250
Total production volumes by product
Oil (Bbls)	566,379	579,179	1,066,377	1,237,680
NGLs (Bbls)	219,247	267,462	414,935	570,933
Natural gas (Mcf)	1,759,213	2,203,209	3,188,404	4,313,625
Total barrels of oil equivalent (6:1)	1,078,828	1,213,843	2,012,713	2,527,551
Daily production volumes by product
Oil (Bbls/d)	6,224	6,365	5,859	6,800
NGLs (Bbls/d)	2,409	2,939	2,280	3,137
Natural gas (Mcf/d)	19,332	24,211	17,519	23,701
Total barrels of oil equivalent (BOE/d)	11,855	13,339	11,059	13,888
Average realized prices
Oil ($ per Bbl)	$64.21	$20.16	$60.24	$33.92
NGLs ($ per Bbl)	22.53	6.59	22.27	7.64
Natural gas ($ per Mcf)	2.68	1.58	3.88	1.83
Total oil equivalent, excluding the effect from commodity derivatives ($ per BOE)	42.66	14.19	42.65	21.46
Total oil equivalent, including the effect from commodity derivatives ($ per BOE)	32.65	31.22	34.59	32.88
Operating and other expenses
Lease operating	$3,933	$4,028	$8,379	$11,667
Gas gathering, processing and transportation	1,520	875	3,062	3,025
Production and ad valorem taxes	2,497	1,721	4,917	4,091
Depreciation, depletion and amortization	5,860	16,575	11,169	40,929
General and administrative	5,962	5,981	9,939	8,856
Interest expense	4,323	10,512	8,430	22,122
Operating and other expenses per BOE
Lease operating	$3.65	$3.32	$4.16	$4.62
Gas gathering, processing and transportation	1.41	0.72	1.52	1.20
Production and ad valorem taxes	2.31	1.42	2.44	1.62
Depreciation, depletion and amortization	5.43	13.65	5.55	16.19
General and administrative	5.53	4.93	4.94	3.50
Interest expense	4.01	8.66	4.19	8.75
(1)
Basic and diluted earnings per share are calculated using the two-class method. See Footnote 1. Basis of Presentation in the Notes to Unaudited Condensed Consolidated Financial Statements included in Item 1.

Production
The table below summarizes our production volumes for the three and six months ended June 30, 2021 and 2020:
	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Oil (Bbls/d)	6,224	6,365	5,859	6,800
NGLs (Bbls/d)	2,409	2,939	2,280	3,137
Natural gas (Mcf/d)	19,332	24,211	17,519	23,701
Total (BOE/d)	11,855	13,339	11,059	13,888
Total production during the second quarter of 2021 averaged 11,855 BOE per day, a decrease of 11%, or 1,484 BOE per day, compared to the same period in 2020. This decrease was primarily driven by slower development of our Eagle Ford acreage starting in the second half of 2020 as a result of lower commodity pricing and the Company conserving liquidity during its restructuring, partially offset by the shutting in of a significant amount of production (which effected average daily production for the quarter by approximately 1,700 BOE per day) in our oil-rich Central Eagle Ford region during late April through the end of May 2020 both in response to lower commodity prices at the time. Total production during the first six months of 2021 averaged 11,059 BOE per day, a decrease of 20%, or 2,829 BOE per day, compared to the same period in 2020.
Our production during the second quarter of 2021 was 73% oil and NGLs, compared to 70% during the second quarter of 2020.
Oil, Natural Gas Liquid and Natural Gas Revenues
The table below summarizes our production revenues for the three and six months ended June 30, 2021 and 2020:
In thousands	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Oil	$36,369	$11,976	$64,234	$41,986
NGLs	4,940	1,762	9,239	4,362
Natural gas	4,718	3,482	12,365	7,902
Total revenues	$46,027	$17,220	$85,838	$54,250
Our oil, NGL and natural gas revenues during the three months ended June 30, 2021 increased $28.8 million, or 167%, compared to those revenues for the same period in 2020. For the six months ended June 30, 2020, our oil, NGL and natural gas revenues increased $31.6 million, or 58%, compared to the same period in 2020. The changes in our oil, NGL and natural gas revenues are due to changes in production quantities and commodity prices (excluding any impact of our commodity derivative contracts), as reflected in the following table:
In thousands	Three Months Ended June 30, 2021 vs 2020		Six Months Ended June 30, 2021 vs 2020
	(Decrease) Increase in Revenues	Percentage (Decrease) Increase in Revenues	(Decrease) Increase in Revenues	Percentage (Decrease) Increase in Revenues
Change in oil, NGL and natural gas revenues due to:
Decrease in production	$(1,916)	(11)%	$(11,050)	(20)%
Increase in commodity prices	30,723	177%	42,638	79%
Total change in oil, NGL and natural gas revenues	$28,807	166%	$31,588	58%

Excluding the impact of our commodity derivative contracts, our net realized commodity prices and NYMEX differentials were as follows during the three and six months ended June 30, 2021 and 2020:
	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Average net realized price
Oil ($/Bbl)	$64.21	$20.16	$60.24	$33.92
NGLs ($/Bbls)	22.53	6.59	22.27	7.64
Natural gas ($/Mcf)	2.68	1.58	3.88	1.83
Total ($/BOE)	42.66	14.19	42.65	21.46
Average NYMEX differentials
Oil per Bbl	$(1.85)	$(7.17)	$(1.71)	$(3.09)
Natural gas per Mcf	(0.26)	(0.13)	0.66	0.02
Variations in our average NYMEX oil differential are generally caused by variations of certain of the pricing components included in our pricing formulae, which are industry standards. The significant improvement in our oil differential between the second quarter of 2021 and 2020 reflects overall stabilization in the market, which was experiencing historical upheaval last year in light of the effects of the COVID-19 pandemic and OPEC+ production decisions.
Variations in our natural gas NYMEX differentials are generally caused by movement in the NYMEX natural gas prices during the month, as most of our natural gas is sold on an index price that is set near the first of each month. While the percentage change in NYMEX natural gas differentials can be large, these variations are seldom more than $0.20 per MMBtu above or below NYMEX price. The natural gas differential for the six months ended June 30, 2021 (Successor) includes the benefit of abnormally high realizations achieved in February 2021 resulting from higher gas residue prices during Winter Storm Uri.
Our natural gas NYMEX differentials are generally caused by movement in the NYMEX natural gas prices during the month, as most of our natural gas is sold on an index price that is set near the first of each month. While the percentage change in NYMEX natural gas differentials can be large, these differentials are seldom more than a dollar above or below NYMEX price.
Commodity Derivative Contracts
We utilize oil and natural gas derivative contracts to provide an economic hedge of our exposure to commodity price risk associated with anticipated future production and to provide more certainty to our future cash flows. These contracts have historically consisted of fixed-price swaps, collars and basis swaps.
The following table summarizes the net cash (payments) receipts on the Company’s commodity derivatives and the relative price impact (per Bbl or Mcf) for the three and six months ended June 30, 2021 and 2020:
	Three Months Ended June 30,				Six Months Ended June 30,
	2021		2020		2021		2020
In thousands, except price impact	Net realized settlements	Price impact	Net realized settlements	Price impact	Net realized settlements	Price impact	Net realized settlements	Price impact
(Payments) receipts on settlements of oil derivatives	$(8,542)	$(8.01)	$21,400	$36.95	$(11,963)	$(21.12)	$21,261	$17.18
Receipts on settlements of natural gas derivatives	58	0.02	1,491	0.68	714	0.41	2,455	0.57
Total net commodity derivative settlements	$(8,484)		$22,891		$(11,249)		$23,716
Our realized net loss on commodity derivative contracts was $10.8 million and $16.2 million for the three and six months ended June 30, 2021 (Successor), respectively, compared to net realized gain of $20.5 million and $28.7 million for the three and six months ended June 30, 2020 (Predecessor), respectively. We realized an average loss of $10.01 and $8.06 per BOE on our oil and natural gas swaps during the three and six months ended June 30, 2021 (Successor), respectively, as compared to an average gain of $17.03 and $11.42 per BOE for the three and six months ended June 30, 2020 (Predecessor), respectively.
In order to provide a level of price protection to a portion of our oil production and to meet certain hedging requirements under our Successor Credit Facility (as defined below), we have hedged a portion of our estimated oil and natural gas production in 2021, 2022 and 2023 using NYMEX fixed-price swaps. See Note 2, Commodity Price Risk Activities, to the consolidated financial statements for additional details of our outstanding commodity derivative contracts as of June 30, 2021 for additional discussion.
The following table summarizes our oil and natural gas derivative contracts as of August 9, 2021:
	Q3 2021	Q4 2021	1H 2022	2H 2022	1H 2023	2H 2023
Oil — WTI
Volumes Hedged (Bbls/d)	5,650	5,400	3,124	3,000	2,450	2,275
Swap Price	$46.62	$46.03	$47.32	$46.73	$54.34	$54.16

Natural Gas — Henry Hub
Volumes Hedged (Mcf/d)	18,030	20,700	14,986	12,500	8,743	—
Swap Price	$3.03	$3.52	$3.19	$3.00	$3.02	$—
Production Expenses
The table below presents detail of production expenses for the three and six months ended June 30, 2021 and 2020:
In thousands, except expense per BOE	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Production expenses
Lease operating	$3,933	$4,028	$8,379	$11,667
Gas gathering, processing and transportation	1,520	875	3,062	3,025
Production and ad valorem taxes	2,497	1,721	4,917	4,091
Depreciation, depletion and amortization	5,860	16,575	11,169	40,929
Production expenses per BOE
Lease operating	$3.65	$3.32	$4.16	$4.62
Gas gathering, processing and transportation	1.41	0.72	1.52	1.20
Production and ad valorem taxes	2.31	1.42	2.44	1.62
Depreciation, depletion and amortization	5.43	13.65	5.55	16.19
Lease Operating and Gas Gathering, Processing and Transportation
Lease operating expenses are the costs incurred in the operation of producing properties and workover costs. Expenses for direct labor, water injection and disposal, utilities, materials and supplies comprise the most significant portion of our lease operating expenses. Lease operating expenses do not include general and administrative expenses or production and ad valorem taxes.
Total lease operating expense was $3.9 million and $8.4 million, or $3.65 and $4.16 per BOE, for the three and six months ended June 30, 2021 (Successor), respectively, compared to $4.0 million and $11.7 million, or $3.32 and $4.62 per BOE, during the Predecessor’s same respective periods in 2020. Total gas gathering, processing and transportation expense was $1.5 million and $3.1 million, or $1.41 and $1.52 per BOE for the three and six months ended June 30, 2021 (Successor), respectively, compared to $0.8 million and $3.0 million, or $0.72 and $1.20 per BOE, during the Predecessor’s same respective periods in 2020. The slight decrease in lease operating expense on an absolute-dollar basis were primarily due lower production in the current quarter.

Production and Ad Valorem Taxes
Production taxes are paid on produced crude oil and natural gas based upon a percentage of gross revenues or at fixed rates established by state or local taxing authorities. In general, the production taxes we pay correlate to the changes in oil and natural gas revenues. We are also subject to ad valorem taxes in the counties where our production is located. Ad valorem taxes are generally based on the valuation of our oil and natural gas properties.
The following table provides detail of our production and ad valorem taxes for the three and six months ended June 30, 2021 and 2020:
In thousands	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Production taxes	$1,826	$729	$3,580	$2,055
Ad valorem taxes	671	992	1,337	2,036
Total production and ad valorem tax expense	$2,497	$1,721	$4,917	$4,091
Total production taxes were $1.8 million and $3.6 million, or $1.69 and $1.78 per BOE, for the three and six months ended June 30, 2021 (Successor), respectively, compared to $0.7 million and $2.1 million, or $0.60 and $0.81 per BOE, during the Predecessor’s same respective periods in 2020. Total ad valorem taxes were $0.7 million and $1.4 million, or $0.62 and $0.66 per BOE for the three and six months ended June 30, 2021 (Successor), respectively, compared to $1.0 million and $2.0 million, or $0.82 and $0.81 per BOE, during the Predecessor’s same respective periods in 2020. Higher production taxes in the current periods are due to higher associated commodity prices.
Depreciation, Depletion and Amortization
The table below provides detail of our depreciation, depletion and amortization (“DD&A”) expense for the three and six months ended June 30, 2021 and 2020.
In thousands	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Depletion of proved oil and gas properties	$5,339	$15,925	$10,072	$39,607
Depreciation of other property and equipment	301	383	638	746
Accretion of asset retirement obligations	220	267	459	576
Total DD&A expense	$5,860	$16,575	$11,169	$40,929
Capitalized costs attributed to our proved properties are subject to depreciation and depletion calculated using the unit-of-production method. For leasehold acquisition costs and the cost to acquire proved properties, the reserve base used to calculate depreciation and depletion is the sum of proved developed reserves and proved undeveloped reserves. For well costs, the reserve base used to calculate depletion and depreciation is proved developed reserves only. Other property and equipment are carried at cost, and depreciation is calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to five years.
Total DD&A expense was $5.9 million and $11.2 million, or $5.43 and $5.55 per BOE, for the three and six months ended June 30, 2021 (Successor), respectively, compared to $16.6 million and $40.9 million, or $13.65 and $16.19 per BOE, during the Predecessor’s same respective periods in 2020. The decreases in the current periods are attributable to lower depletable costs due to the step down in book value resulting from fresh start accounting. Based upon fresh start accounting, oil and gas properties were recorded at fair value as of November 30, 2020.

Impairment of Oil and Gas Properties
We evaluate impairment of proved and unproved oil and gas properties on a region basis. On this basis, certain regions may be impaired because they are not expected to recover their entire carrying value from future net cash flows.
During the first quarter of 2020 (Predecessor), we recorded impairment charges totaling approximately $199.9 million across various Eagle Ford properties, of which $199.0 million was proved and $0.9 million was unproved. These impairments resulted from removing PUDs and probable reserves from future development plans due to the continued depressed commodity prices and the uncertainly of Company’s liquidity situation at the time.
Upon emergence from bankruptcy, the Company adopted fresh start accounting which resulted in our long-lived assets being recorded at their estimated fair values at the Effective Date. There were no material changes to our key cash flow assumptions and no triggering events since December 31, 2020; therefore, no impairment was identified during the second quarter of 2021.
General and Administrative
Total general and administrative (“G&A”) expense was $6.0 million and $9.9 million, or $5.53 and $4.94 per BOE, for the three and six months ended June 30, 2021 (Successor), respectively, compared to $6.0 million and $8.9 million, or $4.93 and $3.50 per BOE, for the three and six months ended June 30, 2020 (Predecessor), respectively. G&A includes approximately $1.2 million of professional fees residual to the Company’s restructuring in 2020, including legal, consulting and accounting fees incurred as part of the Company’s fresh-start accounting process for the six months ended June 30, 2021 (Successor). G&A for the three months ended June 30, 2021 (Successor) includes stock-based compensation expense of $1.4 million attributable to our management incentive plan implemented in April 2021. G&A for the three and six months ended June 30, 2020 (Predecessor) includes stock-based compensation gains of $1.8 million. On the Effective Date, all of the Predecessor’s stock-based compensation plans were cancelled.
Interest Expense
The table below provides detail of the interest expense for our various long-term obligations for the three and six months ended June 30, 2021 and 2020:
In thousands	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Interest expense on Successor Credit Facility	$3,130	$—	$6,032	$—
Interest expense on Successor Term Loan Facility	718	—	1,441	—
Interest expense on Predecessor 11.25% Senior Notes	—	7,031	—	14,062
Interest expense on Predecessor Credit Facility	—	2,664	—	6,356
Other interest expense	83	211	172	329
Total cash interest expense (1)	$3,931	$9,906	$7,645	$20,747
Amortization of debt issuance costs and discounts	392	606	785	1,375
Total interest expense	$4,323	$10,512	$8,430	$22,122
Per BOE:
Total cash interest expense	$3.64	$8.16	$3.80	$8.21
Total interest expense	4.01	8.66	4.19	8.75
(1)	Cash interest is presented on an accrual basis.

Total cash interest expense was $3.9 million and $7.6 million, or $3.64 and $3.80 per BOE, for the three and six months ended June 30, 2021 (Successor), respectively, compared to $9.9 million and $20.7 million, or $8.16 and $8.21 per BOE, during the Predecessor’s same respective periods in 2020. The decrease between periods was primarily due to a decrease in the average debt principal outstanding, with the Successor period reflecting the full extinguishment of all outstanding obligations under the 11.25% Senior Secured Notes on the Effective Date, pursuant to the terms of the Plan, relieving approximately $250 million of debt by issuing equity in the Successor period to the holders of that debt.
See Note 6. Long-Term Debt in Notes to the Unaudited Condensed Consolidated Financial Statements for additional information about our long-term debt and interest expense.
Income Taxes
The following table provides further detail of our income taxes for the three and six months ended June 30, 2021 and 2020:
In thousands, except per-BOE amounts and tax rates	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Current income tax benefit (expense)	$—	$4,332	$(160)	$4,756
Deferred income tax benefit	—	—	—	931
Total income tax benefit (expense)	$—	$4,332	$(160)	$5,687
Average income tax benefit (expense) per BOE	$—	$3.57	$(0.08)	$2.25
Effective tax rate	—%	9.6%	(0.7)%	15.8%
As the tax basis of our assets, primarily our oil and gas properties, is in excess of the carrying value, as adjusted in fresh start accounting, the Successor is in a net deferred tax asset position at June 30, 2021. We evaluated our deferred tax assets in light of all available evidence as of the balance sheet date, including the tax impacts of the Chapter 11 Proceedings and the partial reduction of net operating losses and tax credits and partial reduction of tax basis in assets (collectively “tax attributes”). Given our cumulative loss position, we recorded a total valuation allowance of $42.5 million on our underlying deferred tax assets as of June 30, 2021. For the three and six months ended June 30, 2021 (Successor), the income tax benefit associated with the Successor’s pre-tax book loss was substantially offset by a change in valuation allowance.
Our deferred tax assets exceeded our deferred tax liabilities at June 30, 2020 (Predecessor) primarily due to tax consequences of the impairment of our proved properties during the first quarter of 2020; as a result, we recorded a full valuation allowance of $40.1 million at June 30, 2020 due to uncertainties regarding the future realization of our deferred tax assets.
On March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) to provide certain taxpayer relief as a result of the COVID-19 pandemic. The CARES Act included several favorable provisions that impacted income taxes, primarily the modified rules on the deductibility of business interest expense for 2019 and 2020, a five-year carryback period for net operating losses generated after 2017 and before 2021, and the acceleration of refundable alternative minimum tax credits. The CARES Act did not materially impact our effective tax rate for the three and six months ended June 30, 2021 (Successor) and 2020 (Predecessor).
CAPITAL RESOURCES AND LIQUIDITY
Our primary sources of capital and liquidity are our cash flows from operations and availability of borrowing capacity under our Successor Credit Facility (as defined below). Our most significant cash outlays relate to our development capital expenditures and current period operating expenses.
The Company’s primary needs for cash are for capital expenditures, acquisitions of oil and natural gas properties, payments of contractual obligations and working capital obligations. We have historically financed our business through cash flows from operations, borrowings under our Predecessor Credit Facility (as defined below) and the issuance of bonds and equity offerings. As circumstances warrant, we may access the capital markets and issue equity or debt from time to time on an opportunistic basis in a continued effort to optimize our balance sheet and to fund our operations and capital expenditures in the future, dependent upon market conditions and available pricing. Uses of such proceeds may include repayment of our debt, development or acquisition of additional acreage or proved properties, and general corporate purposes. There can be no assurance that future funding transactions will be available on favorable terms, or at all, and we therefore cannot guarantee the outcome of any such transactions.
Currently, our availability under the Successor Credit Facility is $15.0 million and we are required to make two more quarterly pay-downs on our Successor Term Loan which will total an additional $10.0 million by the end of 2021.
Cash flows for the six months ended June 30, 2021 and 2020 are presented below:
In thousands	Successor	Predecessor
	Six Months ended June 30, 2021	Six Months Ended June 30, 2020
Net cash provided by (used in):
Operating activities	$27,397	$30,411
Investing activities	(22,777)	(72,337)
Financing activities	(10,121)	40,048
Net change in cash	$(5,501)	$(1,878)
Net Cash Provided by Operating Activities
Net cash provided by operating activities was $27.4 million for six months ended June 30, 2021 (Successor), compared to $30.4 million for the six months ended June 30, 2020 (Predecessor). The lower current year amount is primarily due to a $36.4 million negative swing in cash hedge settlements between the two periods, largely offset by higher production revenues in the current period as discussed above.
Net Cash Used in Investing Activities
Net cash used in investing activities was $22.8 million for the six months ended June 30, 2021 (Successor), compared to $72.3 million for the six months ended June 30, 2020 (Predecessor). This decrease is primarily due to lower drilling and development costs in the current period, as we did not resume our one-rig drilling program until February 2021 versus the two-rig program we were running throughout the Predecessor period.
Net Cash Used in Financing Activities
Net cash used by financing activities was $10.1 million for the six months ended June 30, 2021 (Successor), compared to $40.0 million provided by financing activities for the six months ended June 30, 2020 (Predecessor). This decrease primarily resulted from no borrowings on the credit line offset by the quarterly $5.0 million pay-downs we made on our Successor Term Loan in 2021.
Debt
Successor Senior Secured Credit Agreements
On the Effective Date, the Successor, through its subsidiary Lonestar Resources America Inc., entered into a new first-out senior secured revolving credit facility with Citibank, N.A., as administrative agent, and the other lenders from time to time party thereto (the “Successor Credit Facility”) and a second-out senior secured term loan credit facility (the “Successor Term Loan Facility” and, together with the Successor Credit Facility, the “Successor Credit Agreements”) by amending and restating the Company’s existing credit agreement (as so amended and restated, the “Predecessor Credit Facility”). The Successor Credit Facility provides for revolving loans in an aggregate amount of up to $225 million, subject to borrowing base capacity. Letters of credit are available up to the lesser of (a) $2.5 million and (b) the aggregate unused amount of commitments under the Successor Credit Facility then in effect. On the Effective Date, Lonestar Resources America Inc. borrowed $60.0 million in term loans under the Successor Term Loan Facility. The Successor Credit Agreements will mature on November 30, 2023. The term loans under the Successor Term Loan Facility amortize on a quarterly basis in an amount equal to $5.0 million, payable on the last day of March, June, September and December of each year. The Successor’s obligations under the Successor Credit Agreements are guaranteed by all of the Successor’s direct and indirect subsidiaries (subject to certain permitted exceptions) and will be secured by a lien on substantially all of the Successor’s, Lonestar Resources America Inc.’s and the guarantors’ assets (subject to certain exceptions).
Borrowings and letters of credit under the Successor Credit Facility are limited by borrowing base calculations set forth therein. The initial borrowing base is $225 million, subject to redetermination. The borrowing base will be redetermined semiannually on or around May 1 and November 1 of each year, with one interim “wildcard” redetermination available between scheduled redeterminations. The first wildcard redetermination occurred on February 1, 2021, which reaffirmed the initial borrowing base of $225 million and the May 1 redetermination was completed in August 2021, which also reaffirmed the $225 million borrowing base.
The Successor Credit Agreements contain customary covenants, including, but not limited to, restrictions on the Successor’s ability and that of its subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, or enter into transactions with affiliates.
The Successor Credit Facility contains certain financial performance covenants including the following:
•	A Consolidated Total Debt to Consolidated EBITDAX covenant, with such ratio not to exceed 3.5 times; and
•
A requirement to maintain a current ratio (i.e., Consolidated Current Assets to Consolidated Current Liabilities) of at least 0.95 times for the three months ended December 31, 2020 and 1.0 times each fiscal quarter thereafter. The current ratio excludes current derivative assets and liabilities, as well as the current amounts due under the Successor Term Loan Facility, from the ratio.

Borrowings under the Successor Credit Agreements bear interest at a floating rate at the Successor’s option, which can be either an adjusted Eurodollar rate (the Adjusted LIBOR, subject to a 1% floor) plus an applicable margin of 4.50% per annum or a base rate determined under the Successor Credit Facility (the “ABR”, subject to a 2% floor) plus an applicable margin of 3.50% per annum. The weighted average interest rate on borrowings under the Successor Credit Agreements was 5.5% for the three and six months ended June 30, 2021. The undrawn portion of the aggregate lender commitments under the Successor Credit Facility is subject to a commitment fee of 1.0%. As of June 30, 2021, the Successor was in compliance with all debt covenants under the Successor Credit Facilities.
First Amendment
Effective August 6, 2021, we entered into the First Amendment and Borrowing Base Agreement (the “First Amendment”), which reaffirmed the $225 million borrowing base for the Successor Credit Facility pursuant to the scheduled May 1 redetermination and amended certain required swap agreements.
Predecessor Senior Secured Bank Credit Facility
From July 2015 through November 30, 2020, the Predecessor maintained a senior secured revolving credit facility with Citibank, N.A., as administrative agent, and other lenders party thereto. All of the Predecessor Credit Facility was refinanced by the Successor Credit Agreements on the Effective Date.
Extinguishment of Predecessor 11.25% Senior Notes
On the Effective Date, the Predecessor’s 11.25% Senior Notes due 2023 (the “11.25% Senior Notes”) were fully extinguished by issuing equity in the Successor to the holders of that debt.

Capital Expenditures
The table below summarizes our cash capital expenditures incurred for the six months ended June 30, 2021:
In thousands	Six Months Ended June 30, 2021
Acquisition of oil and gas properties	$1,612
Development of oil and gas properties	21,489
Purchases of other property and equipment	13
Total capital expenditures	$23,114
For the six months ended June 30, 2021, our capital expenditures were funded with cash flow from operations. As noted above, cash payments for capital expenditures were lower this quarter as we ran one drilling rig this period starting in February 2021 versus running two rigs throughout the first half of 2020.
2021 Capital Spending
Capital spending levels are highly dependent on revenues, liquidity and our commitment to repay debt. We are currently expect expenditures, including acquisitions, of $45 million to $55 million. This program, as it currently stands, will allow for the drilling of 10 gross wells, all of which will be in our Eagle Ford position in South Texas. As previously noted, our 2021 capital expenditures may be adjusted as business conditions warrant and the amount, timing and allocation of such expenditures is largely discretionary and within our control. The aggregate amount of capital that we will expend may fluctuate materially based on market conditions, the actual costs to drill, complete and place on production operated wells, our drilling results, other opportunities that may become available to us and our ability to obtain capital. In addition, pursuant to the Merger Agreement with Penn Virginia discussed above, certain capital expenditures which exceed the capital budget approved by the Lonestar Board of Directors, asset sales and acquisitions must be approved by Penn Virginia prior to being incurred going forward.
Critical Accounting Policies and Estimates
The preparation of our financial statements requires us to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We analyze our estimates and judgments, including those related to oil, NGLs and natural gas revenues, oil and natural gas properties, impairment of long-lived assets, fair value of derivative instruments, asset and retirement obligations and income taxes, and we base our estimates and judgments on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from our estimates. The policies of particular importance to the portrayal of our financial position and results of operations and that require the application of significant judgment or estimates by our management are summarized in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-K.
As of June 30, 2021, there were no significant changes to any of our critical accounting policies and estimates.
Cautionary Note Regarding Forward-looking Statements
This Quarterly Report on Form 10-Q statement contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties, and other important factors, many of which are beyond our control. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact included in this Quarterly Report on Form 10-Q, regarding our strategy, future operations, financial position, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Quarterly Report on Form 10-Q, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.
These forward-looking statements include, among others, statements regarding:
•	our growth strategies;

•	our ability to explore for and develop oil and gas resources successfully and economically;
•	our drilling and completion techniques;
•	our estimates and forecasts of the timing, number, profitability and other results of wells we expect to drill and other exploration activities;
•	our estimates regarding timing and levels of production;
•	changes in working capital requirements, reserves, and acreage;
•	commodity price risk management activities and the impact on our average realized prices;
•	anticipated trends in our business and industry;
•	availability of pipeline connections and water disposal on economic terms;
•	effects of competition on us;
•	our future results of operations;
•	profitability of drilling locations;
•	our reputation as an operator and our relationships and contacts in the market;
•
our liquidity, our ability to continue as a going concern and our ability to finance our exploration and development activities, including accessibility of borrowings under our senior secured credit facility, our borrowing base, and the result of any borrowing base redetermination;

•	our ability to maintain compliance with covenants and ratios under our senior secured credit facility;
•	our planned expenditures, prospects and capital expenditure plan;
•	future market conditions in the oil and gas industry;
•	our ability to make, integrate and develop acquisitions and realize any expected benefits or effects of completed acquisitions;
•	the benefits, effects, availability of and results of new and existing joint ventures and sales transactions;
•	our ability to maintain a sound financial position;
•	receipt of receivables, drilling carry and proceeds from sales;
•	our ability to complete planned transactions on desirable terms;
•	the impact of governmental regulation, taxes, market changes and world events; and
•	global or national health concerns, including health epidemics such as the ongoing coronavirus outbreak beginning in early 2020.
All forward-looking statements speak only as of the date of this Quarterly Report on Form 10-Q. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements we make in this Quarterly Report on Form 10-Q are reasonable, we can give no assurance that these plans, objectives, expectations or intentions will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under Item 1A. Risk Factors, Item 8. Financial Statements and Supplementary Data and elsewhere in our Form 10-K, and Part I. Financial Information, Item 1A. Risk Factors and elsewhere in this Quarterly Report on Form 10-Q.
These important factors include risks related to:
•	variations in the market demand for, and prices of, crude oil, NGLs and natural gas;
•	proved reserves or lack thereof;
•	estimates of crude oil, NGLs and natural gas data;

•	the adequacy of our capital resources and liquidity including, but not limited to, access to additional borrowing to fund our operations;
•	borrowing capacity under our credit facility;
•	general economic and business conditions;
•	failure to realize expected value creation from property acquisitions;
•	uncertainties about our ability to find, develop or acquire additional oil and natural gas resources;
•	uncertainties with regard to our drilling schedules;
•	the expiration of leases on our undeveloped leasehold assets;
•	our dependence upon several significant customers for the sale of most of our crude oil, natural gas and NGL production;
•	counterparty credit risks;
•	competition within the crude oil and natural gas industry;
•	technology risks;
•	the geographic concentration of our operations;
•	drilling results;
•	potential financial losses or earnings reductions from our commodity price risk management programs;
•	potential adoption of new governmental regulations;
•	our ability to satisfy future cash obligations and environmental costs; and
•	the other factors set forth under Risk Factors in Item 1A of Part I of our Form 10-K.
The forward-looking statements relate only to events or information as of the date on which the statements are made in this Quarterly Report on Form 10-Q. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
Item 3.	Quantitative and Qualitative Disclosures About Market Risk.
The following quantitative and qualitative disclosures about market risk are supplementary to the quantitative and qualitative disclosures provided in the Form 10-K. As such, the information contained herein should be read in conjunction with the related disclosures in the Form 10-K.
Commodity Price Risk
As a result of our operations, we are exposed to commodity price risk arising from fluctuations in the prices of crude oil, NGLs and natural gas. The demand for, and prices of, crude oil, NGLs and natural gas are dependent on a variety of factors, including supply and demand, weather conditions, the price and availability of alternative fuels, actions taken by governments and international cartels and global economic and political developments.
The following table shows the fair value of our derivative contracts and the hypothetical result from a 10% change in commodity prices as of June 30, 2021. We remain at risk for possible changes in the market value of commodity derivative instruments; however, such risks could be mitigated by price changes in the underlying physical commodity:
		Hypothetical Fair Value
(in thousands)	Fair Value	10% Increase In Commodity Price	10% Decrease In Commodity Price
Swaps	$(59,078)	$(80,539)	$(37,617)
Our board of directors reviews oil and natural gas hedging on a quarterly basis. Reports providing detailed analysis of our hedging activity are continually monitored. We sell our oil and natural gas on market using

NYMEX market spot rates reduced for basis differentials in the basins from which we produce. We use swap contracts to manage our commodity price risk exposure. Our primary commodity risk management objectives are to protect returns on our drilling and completion activity as well as reduce volatility in our cash flows. Management makes recommendations on hedging that are approved by the board of directors before implementation. We enter into hedges for oil using NYMEX futures or over-the-counter derivative financial instruments with only certain well-capitalized counterparties which have been approved by our board of directors.
The result of oil market prices exceeding our swap prices or collar ceilings requires us to make payment for the settlement of our hedge derivatives, if owed by us, generally up to three business days before we receive market price cash payments from our customers. This could have a material adverse effect on our cash flows for the period between hedge settlement and payment for revenues earned.
Interest Rate Risk
As of June 30, 2021, we had $254.6 million outstanding under the Successor Credit Agreements, which are subject to floating market rates of interest. Borrowings under the Successor Credit Agreements bear interest at a fluctuating rate that is tied to an adjusted base rate or LIBOR, at our option. Any increase in this interest rate can have an adverse impact on our results of operations and cash flow. Based on borrowings outstanding at June 30, 2021, a 100-basis-point change in interest rates would change our annualized interest expense by approximately $2.5 million.
Counterparty and Customer Credit Risk
In connection with our hedging activity, we have exposure to financial institutions in the form of derivative transactions. The counterparties on our derivative instruments currently in place have investment-grade credit ratings. We expect that any future derivative transactions we enter into will be with these counterparties or our lenders under our Successor Credit Agreements that will carry an investment-grade credit rating.
We are also subject to credit risk due to concentration of our oil and natural gas receivables with certain significant customers. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. We review the credit rating, payment history and financial resources of our customers, but we do not require our customers to post collateral.
Item 4.	Controls and Procedures.
Evaluation of Disclosure Controls and Procedures.
As of the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Accounting Officer. Based on that evaluation, our Chief Executive Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were effective as of June 30, 2021 to ensure that information that is required to be disclosed in the reports the Company files and submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, that it is processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and that information that is required to be disclosed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosures.
Changes in Internal Control over Financial Reporting.
During the second quarter of fiscal 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION
Item 1.	Legal Proceedings.
From time to time, we are subject to legal proceedings and claims that arise in the ordinary course of business. Like other crude oil and gas producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental, health and safety, and other laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste management activities. We are not aware of any pending or overtly threatened legal action against us that could have a material impact on our business.
Item 1A.	Risk Factors.
Please refer to Item 1A of the Company’s Form 10-K. There have been no material changes to our risk factors contained in our Form 10-K.
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.
The following table summarizes purchases of our Common Stock during the second quarter of 2021:
	Total number of Shares Purchased	Average Price Paid per Share	Total Number of Shares that May Yet Be Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
April 2021	39,654	$7.25	—	$—
May 2021	—	—	—	—
June 2021	—	—	—	—
Total	39,654		—
Stock repurchases during the second quarter of 2021 were made in connection with delivery by our employees of shares to us to satisfy their tax withholding requirements related to the vesting of restricted shares.

Item 6.	Exhibits.
		Incorporated by Reference			Filing Date	Filed/ Furnished Herewith
Exhibit Number	Description	Form	File No.	Exhibit
10.1†	Lonestar Resources US Inc. 2021 Management Incentive Plan	S-8	333-255213	10.1	4/13/2021
10.2†	2021 Form of Restricted Stock Unit Agreement under the 2021 Lonestar Resources US Inc. 2021 Management Incentive Plan	10-Q	333-255213	10.2	5/11/2021
10.3†	2021 Form of Restricted Stock Unit Agreement under the 2021 Lonestar Resources US Inc. 2021 Management Incentive Plan (subject to Performance Criteria)	10-Q	333-255213	10.3	5/11/2021
10.4	First Amendment and Borrowing Base Agreement					*
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer					*
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Accounting Officer					*
32.1	Section 1350 Certification of Chief Executive Officer					**
32.2	Section 1350 Certification of Chief Accounting Officer					**
101.INS	XBRL Instance Document					*
101.SCH	XBRL Taxonomy Extension Schema Document					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*
*	Filed herewith.
**	Furnished herewith
†	Management contract or compensatory plan or arrangement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
LONESTAR RESOURCES US INC.

August 10, 2021	/s/ Frank D. Bracken, III
Frank D. Bracken, III
Chief Executive Officer

August 10, 2021	/s/ Jason N. Werth
Jason N. Werth
Chief Accounting Officer

Annex J
March 22, 2021
Lonestar Resources US Inc.
111 Boland Street, Suite 300
Fort Worth, TX 76107
Re:	Lonestar Resources US Inc.
Estimate of Reserves and Revenues
2019 SEC Year-End Pricing
“As of” December 31, 2020
Ladies and Gentlemen:
At your request, W.D. Von Gonten & Co. (Von Gonten) has prepared estimates of future reserves and projected net revenues for certain property interests owned by Lonestar Resources US Inc. (Lonestar). The reserves and income data were estimated in accordance with the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC), including the reserves definitions of Rule 4-10(a)(1)(33) of Regulation S-X. Our third party study, completed on February 24, 2020, and presented herein, was prepared for public disclosure by Lonestar in filings made with the SEC in accordance with Item 1202(a)(8) of Regulation S-K.
The properties evaluated by Von Gonten account for 100% of Lonestar’s total net Proved reserves “as of” December 31, 2020.
The results of the study are summarized as follows:
SEC Pricing	Net to Lonestar Resources US
	Proved Developed			Proved Undeveloped	Total Proved
	Producing	Non-Producing	Shut-In
Reserve Estimate
Oil/Cond., Mbb	14,262.4	224.0	2.2	24,565.4	39,054.0
Gas, MMc	45,944.6	1,143.0	—	76,962.5	124,050.1
NGL, Mbb	7,206.2	143.4	—	12,145.2	19,494.7
Oil/Cond. Equivalent, MB	29,126.1	557.9	2.2	49,537.7	79,223.7
Proved Revenue
Oil, $ (75.4	534,174,048	8,373,825	81,060	925,961,088	1,468,590,080
Gas, $ (13)	93,674,784	2,332,276	23	157,334,656	253,341,712
NGL, $ (11.6	83,907,824	1,606,644	24	141,424,000	226,938,496
Total,	711,756,608	12,312,744	81,107	1,224,719,872	1,948,870,528
Expenditures
Advalorem Taxes,	11,077,105	161,056	1,547	19,568,594	30,808,304
Severance Taxes,	34,489,956	649,190	3,732	55,563,728	90,706,624
Direct Operating Expense	237,281,904	2,947,704	125,755	131,077,144	371,432,512
Variable Operating Expense	19,803,056	1,722,747	3,614	33,620,968	55,150,384
Transportation Expense,	26,280,944	832,291	13	38,275,152	65,388,408
Total,	328,932,992	6,312,987	134,662	278,105,600	613,486,272
Investments
Total,	7,245,692	2,297,645	446,078	449,839,136	459,828,544
Estimated Future Net Revenues(FNR)
Undiscounted FNR,	375,578,048	3,702,112	(499,632)	496,775,168	875,555,648
FNR Disc. @ 10	221,980,320	1,188,721	(450,653)	143,244,496	365,962,912

SEC Pricing	Net to Lonestar Resources US
	Proved Developed			Proved Undeveloped	Total Proved
	Producing	Non-Producing	Shut-In
Allocation Percentage by Classification		0.3%	-0.1%	39.1%	100.0%
FNR Disc. @ 1	60.7%	0.3%	-0.1%	39.1%	100%
Report Qualifications
Purpose of Report—The purpose of this report is to be used in connection with Lonestar’s public disclosures with the SEC, in accordance with SEC rules and regulations.
Scope of Work—W.D. Von Gonten & Co. was engaged by Lonestar to estimate the remaining reserves and future production forecasts associated with the producing and undeveloped properties included in this report. Once reserves were estimated, future net revenues were determined utilizing a provided 2020 SEC Year-End pricing scenario.
Reporting Requirements - Securities and Exchange Commission (SEC) Regulation S-K, Item 102 and Regulation S-X, Rule 4-10, and Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 932, Extractive Activities - Oil and Gas requires oil and gas reserves information to be reported by publicly held companies as supplemental financial information. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on constant prices and costs.
The Securities and Exchange Commission Regulation S-X definitions of proved reserves are as follows:
Proved Reserves; Securities and Exchange Commission Regulation S-X §210.4-10(a)(22)
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
Developed Reserves-Securities and Exchange Commission Regulation S-X §210.4-10(a)(6)
Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Undeveloped Reserves-Securities and Exchange Commission Regulation S-X §210.4-10(a)(31)
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. (i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. (iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.
Projections—The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2021 through December 31, 2021.

Property Discussion
The Lonestar properties include producing and undeveloped locations located in Brazos, DeWitt, Dimmit, Fayette, Frio, Gonzales, Karnes, LaSalle, Lavaca, and Robertson Counties, Texas. Lonestar owns interests in approximately 280 Proved Developed Producing (PDP) properties, of which, 250 are horizontal Eagle Ford shale wells. Lonestar currently operates 232 of the total producing wells. In addition, there are six Provided Developed Non-Producing (PNP) and fourteen Proved Shut-In (PSI) opportunities included in this report, the majority of which, are also operated by Lonestar. As of December 31, 2020, the current gross production rates from all of the producing wells are approximately 10,000 barrels of oil and 38,500 Mcf of gas per day.
Currently, there are 113 Proved Undeveloped (PUD) locations operated by Lonestar to be completed in the Eagle Ford shale. The first well is scheduled to start producing in February 2021.
Reserves Estimates
Producing and Non-Producing Properties—Reserve estimates for the PDP and PNP properties were based on volumetric calculations, log analysis, decline curve analysis, and/or analogy to nearby production. Where applicable, these estimates were further supported by rate transit analysis and/or numerical reservoir simulation as part of a shale field study conducted by us independent of this report.
Undeveloped Properties—The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and reservoir simulation. In addition, W.D. Von Gonten & Co. has performed a field study of the Eagle Ford shale play independent of this report. Our conclusions from that field study have fortified our confidence in the producing and undeveloped reserves included herein.
Based on SEC reserves reporting requirements, only those undeveloped volumes scheduled to be drilled within five years of their initial recognition have been included within the Proved Undeveloped category of reserves.
Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.
We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.
Product Prices
The estimated revenues shown herein were based on SEC Year-End pricing guidelines effective December 31, 2020. SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices. The provided scenario utilized for this report is a price of $39.57 per barrel of oil and $1.99 per MMBtu of gas. These prices were held constant throughout the life of the properties, as per SEC guidelines.

Pricing differentials were applied to all properties on an individual property basis in order to reflect prices actually received at the wellhead. Pricing differentials are typically utilized to account for transportation charges, geographical differentials, quality adjustments, any marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead. Lonestar provided historical pricing data for the twelve month time period ended November 2020. W.D. Von Gonten & Co. applied the historical averages extracted from the pricing data for this report. The natural gas liquids (NGL) price differential utilized in this evaluation was based on a comparison of the historical price received versus the average NYMEX oil price. The average realized prices, after applying the pricing adjustments, for the reserves included in this report are as set forth in the table below:
Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
United States	Oil/Condensate	WTI Cushing	$39.57/Bbl	$37.43/Bbl
	NGLs	WTI Cushing	$39.57/Bbl*	$11.64/Bbl
	Gas	Henry Hub	$1.99/MMBtu	$2.04/MMBtu
A gas volume shrinkage factor has been applied to each property. This shrinkage accounts for any line loss, generation of NGLs, and/or fuel usage before the actual sales point.
Operating Expenses and Capital Cost
Historical monthly operating expense data ranging from December 2019 through November 2020 for the properties were provided by Lonestar. W.D. Von Gonten & Co. applied a combination of fixed and variable monthly expenses to each individual property.
Capital costs necessary to perform well completion operations and to develop undeveloped locations were supplied by Lonestar. Where available, these costs were verified from actual recent work in the area of interest and/or provided Authorities for Expenditures (AFEs).
All operating expenses and capital costs were held flat for the life of the properties in accordance with SEC guidelines.
Other Considerations
Abandonment Costs—Cost estimates regarding future plugging and abandonment procedures associated with these properties were supplied by Lonestar for the purposes of this report. As we have not inspected the properties personally, W.D. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of this assumption.
Additional Costs—Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item), or federal income tax.
Data Sources—Data furnished by Lonestar included basic well information, lease acreage maps, ownership interests, completion and drilling reports, pricing contracts, and daily production data. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.
Context—We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2020 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserves and revenue estimates produced in this report.
In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The Proved reserves included herein were determined in conformance with all applicable SEC rules and regulations, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the Proved reserves presented in this report comply with the definitions, guidelines, and disclosure requirements as required by the SEC Regulations.
Thank you for the opportunity to assist Lonestar Resources US Inc. with this project.
Respectfully submitted,

/s/ William D. Von Gonten, Jr.
William D. Von Gonten, Jr., P.E. TX # 73244

/s/ Taylor D. Matthes
Taylor D. Matthes

TX Lic# F-1855

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
Penn Virginia is incorporated under the laws of the Commonwealth of Virginia. The VSCA permits a Virginia corporation to indemnify its directors and officers in connection with certain actions, suits and proceedings brought against them if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The VSCA requires such indemnification when a director or officer entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer of the corporation. The VSCA further provides that a Virginia corporation may make any other or further indemnity (including indemnity with respect to a proceeding by or in the right of the corporation), and may make additional provision for advances and reimbursement of expenses, if authorized by its articles of incorporation or shareholder-adopted bylaws, except an indemnity against willful misconduct or a knowing violation of criminal law. The Penn Virginia Articles of Incorporation provide that a director or officer or former director or officer of Penn Virginia shall be indemnified to the fullest extent permitted by the VSCA as currently in effect or as later amended in connection with any action, suit or proceeding (including a proceeding by the corporation or in its right) because such individual is or was a director or officer of Penn Virginia or because such individual is or was serving Penn Virginia or any other legal entity in any capacity at the request of Penn Virginia.
The VSCA establishes a statutory limit on liability of directors and officers of a Virginia corporation for damages assessed against them in a suit brought by the corporation or in its right or brought by or on behalf of shareholders of the corporation and authorizes it, with shareholder approval, to specify a lower monetary limit on liability in the corporation’s articles of incorporation or bylaws; the liability of a director or officer, however, shall not be limited if such director or officer engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law. The Penn Virginia Articles of Incorporation provide for the limitation or elimination of the liability of Penn Virginia directors or officers or former directors or officers for monetary damages to Penn Virginia or Penn Virginia shareholders to the fullest extent permitted by the VSCA as currently in effect or as later amended.
Penn Virginia carries insurance on behalf of its directors and officers and has entered into an indemnity agreement with each of the Penn Virginia directors. The agreement provides for the mandatory advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred by such directors in various legal proceedings in which they may be involved by reason of their service as directors, as permitted by Virginia law and the Penn Virginia Articles of Incorporation.
ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which is hereby incorporated by reference.
The exhibits contain representations, warranties and covenants that were made by the parties to the applicable agreement only for purposes of such agreement and as of specific dates; were made solely for the benefit of the contracting parties; may be subject to limitations agreed upon by the contracting parties, including being qualified by any applicable confidential disclosures exchanged between such parties in connection with the execution of such agreement (which disclosures may include information that has been included in such parties’ public disclosures, as well as additional non-public information); may have been made for the purposes of allocating contractual risk between the contracting parties instead of establishing these matters as facts; and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Additionally, the representations, warranties, covenants, conditions and other terms of such agreements may be subject to subsequent waiver or modification. For the foregoing reasons, one should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the contracting parties or any of their respective subsidiaries or affiliates, which are disclosed in the other information provided elsewhere in the registration statement or incorporated by reference herein.
Penn Virginia and Lonestar acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the registration statement not misleading. Additional information about Penn Virginia and Lonestar may be found elsewhere in the registration statement and Penn Virginia’s and Lonestar’s other public filings, which are available without charge through the SEC’s website at www.sec.gov. Please see “Where You Can Find More Information” in the proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement.
ITEM 22.	UNDERTAKINGS
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i).	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii).
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii).
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i).	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii).	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii).
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv).	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)
That, for the purpose of determining liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
(i).
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(ii).
That every prospectus (a) that is filed pursuant to paragraph (7)(i) above or (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective of the applicable form.

EXHIBIT INDEX
Exhibit No.	Description
2.1†
Agreement and Plan of Merger, by and between Penn Virginia Corporation and Lonestar Resources US Inc., dated July 10, 2021 (attached as Annex A to the proxy statement/consent solicitation statement/prospectus that forms a part of this registration statement).

3.1
Third Amended and Restated Articles of Incorporation of Penn Virginia Corporation (incorporated by reference to Exhibit 3.1 to Penn Virginia Corporation’s Quarterly Report on Form 10-Q filed on August 4, 2021).

3.2	Sixth Amended and Restated Bylaws of Penn Virginia Corporation (incorporated by reference to Exhibit 3.1 to Penn Virginia Corporation’s Current Report on Form 8-K filed on May 4, 2021).
5.1	Opinion of Hunton Andrews Kurth LLP regarding the validity of securities being registered.
8.1	Opinion of Vinson & Elkins LLP regarding material U.S. federal income tax matters.
10.1
Form of Support Agreement, by and between Penn Virginia Corporation and the Lonestar Supporting Stockholders (attached as Annex C to the proxy statement/consent solicitation statement/prospectus that forms a part of this registration statement).

10.2
Support Agreement, dated as of July 10, 2021, by and between Lonestar Resources US Inc. and the Penn Virginia Supporting Shareholders (attached as Annex D to the proxy statement/consent solicitation statement/prospectus that forms a part of this registration statement).

21	List of subsidiaries of Penn Virginia Corporation (incorporated by reference to Exhibit 21 to Penn Virginia Corporation’s Annual Report on Form 10-K filed on March 9, 2021).
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm for Penn Virginia Corporation.
23.2	Consent of BDO USA, LLP., Independent Registered Public Accounting Firm for Lonestar Resources US Inc.
23.3	Consent of Hunton Andrews Kurth LLP (included in Exhibit 5.1).
23.4	Consent of Vinson & Elkins LLP (included in Exhibit 8.1).
23.5	Consent of DeGolyer and MacNaughton – Penn Virginia Corporation.
23.6	Consent of W.D. Von Gonten & Co. – Lonestar Resources US Inc.
24.1	Power of Attorney (included on the signature page to this registration statement).
99.1	Consent of Stephens Inc. – Lonestar Resources US Inc.
99.2	Form of Proxy Card for Special Meeting of Penn Virginia Corporation.
99.3	Form of Consent for the Stockholders of Lonestar Resources US Inc.
†
Pursuant to Item 601(b)(2) of Regulation S-K, Penn Virginia Corporation agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 23, 2021.
PENN VIRGINIA CORPORATION

/s/ Darrin J. Henke
Darrin J. Henke
President and Chief Executive Officer and Director
POWER OF ATTORNEY
The undersigned do hereby constitute and appoint Darrin J. Henke, Russell T Kelley, Jr. and Katherine Ryan, or any one of them acting alone, our true and lawful attorneys and agents, to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents required in connection therewith, and to do any and all acts and things in our names and in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act and any rules, regulations, and requirements of the Securities Exchange Commission, in connection with this Registration Statement; and we do hereby ratify and confirm all that the said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below on August 23, 2021.
Signatures	Title

/s/ Darrin J. Henke	President and Chief Executive Officer and Director (Principal Executive Officer)
Darrin J. Henke

/s/ Russell T Kelley, Jr.	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
Russell T Kelley, Jr.

/s/ Kayla D. Baird	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)
Kayla D. Baird

/s/ Tiffany Thom Cepak	Director
Tiffany Thom Cepak

/s/ Kevin Cumming	Director
Kevin Cumming

/s/ Edward Geiser	Chairman of the Board
Edward Geiser

/s/ Timothy W. Gray	Director
Timothy W. Gray

/s/ Darin G. Holderness	Director
Darin G. Holderness

/s/ Temitope Ogunyomi	Director
Temitope Ogunyomi

/s/ Joshua Schmidt	Director
Joshua Schmidt

/s/ Jeffrey Wojahn	Director
Jeffrey Wojahn